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JARAD A LAMB JUSTIN LAMB MARTY ALLEN LAMB RANDY A LAMB STEPHEN P LAMB ZACHARY A LAMB ALBERT E LAMBERT ALBERT G LAMBERT ARTHUR B LAMBERT JR BRANTON ANTHONY LAMBERT DANIEL LEE LAMBERT
DYLAN S LAMBERT JACOB I LAMBERT JAMES L LAMBERT JOSHUA M LAMBERT JUSTEN R LAMBERT LEE A LAMBERT LOWELL D LAMBERT MIKE ALLEN LAMBERT SETH TRACY LAMBERT TERRY A LAMBERT TIMOTHY E LAMBERT JR
JOY A LAMBERT-BRADLEY RYAN LAMBORN GRANT CARTER LAMBRECHT KYLE STEVEN LAMBRIGHT RALPH S LAMBRIGHT CHARLES C LAME DAVID RAY LAME CHRISTOPHER P LAMIE JOEL LAMIRANDE-NADEAU DUSTIN M LAMKIN
DYLAN J LAMM JADEN WAYNE LAMMERS EMILIO ESTEVON LAMORIE MARK V LAMPE PAULA F LAMPE JAMES W LAMPHERE IV ROBERT R LAMPHIEAR JOSIE LAMPKIN KYLE D LAMPRECHT KARI ANN LAMUNION
AMOS REED LANCASTER DEAN ELLIOTT LANCASTER II GWENDOLYN RUTH LANCASTER JOHN EARL LANCASTER JR MARK J LANCASTER THOMAS A LANCASTER JENNIFER LANCE SAMUEL D LANCE CARMINE LANCIA
DUSTIN RAY LAND ELDON LAND REX M LAND ALFREDO LANDA RIGOBERTO LANDA RODRIGUEZ DUSTIN E LANDANGER MICHAEL RICHARD LANDER BRYANT T LANDERS SHELLEY LANDIS MATTHEW E LANDON
AMOS WHEELER LANDRUM CORBIN JAMES LANDRUM JONATHAN LANDRUM CORY S LANDRY JOSEPH LANDRY KEVIN LANDRY RONALD L LANDRY TERRELL LANDRY TUCKER KNOTTS LANDRY JACOB S LANDSTOFFER ALLAN LANE
CHARLES J LANE CHRISTOPHER LANE DANIEL KEITH LANE DONALD LEWIS LANE JR HUNTER JAMES LANE JAKE STANLEY LANE JARET TYLER LANE JASON SCOTT LANE JAYDN LANE JEFF LANE LAWSON LEE LANE MARK A LANE
ROBERT L LANE RONALD L LANE RUSSELL LANE RYAN LANE SHAWN W LANE ROBERT J LANEY EDY LANFUR CARLA M LANG CHRISTOPHER J LANG HOMER T LANG JASON LEWIS LANG JEFF P LANG MARCUS B LANG
MATTHEW LANG SABRINA S LANG JOSHUA JAMES LANGDON DONALD L LANGE MICHAEL WAYNE LANGE DARRELL K LANGELIA DARRYL J LANGELLIER KEITH A LANGELLIER SHAWN P LANGEMEIER COLBY C LANGENBERG
JUSTIN LANGHAM MATTHEW B LANGHAM JAMES T LANGLEY LORA C LANGLEY MATTHEW A LANGLEY MICHAEL L LANGLEY SPENCER HAYES LANGLEY DAVID R LANGSDALE CHARLIE GLENN LANGSTON CHASE BRANDON LANGSTON
EVAN MICHAEL LANGSTON HUNTER BRYTON LANGSTON JEFFREY G LANGSTON JUSTIN MATTHEW LANGSTON LARRY JUNIOR LANGSTON II THOMAS DAVID LANGSTON III TRACY L LANGSTON DARIAN R LANHAM KAYDEN LANHAM
WILLIAM K LANHAM III GAVIN KYLE LANIER KEITH A LANIER SAMUEL LANIER SCOTT J LANIER CHARLES S LANKFORD DAVID C LANKFORD RICHARD J LANMAN SCOTT J LANMAN PATRICK V LANNI KYLE LEE LANNING
NICOLE LANNO WILLIAM E LANO JONATHAN LANOUX BRIAN J LANPHEAR HEAVEN MARIE LANSDELL CHARLES JESSE LANT GINO LANTEIGNE JEAN-MARIE LANTEIGNE JESSICA LYNN LANTGEN SAMANTHA J LAPATO
LUC LAPLANTE PASCAL LAPLANTE BRYAN GILBERT LAPOINT ROBERT LAPOINTE RICHARD A LAPORTE SANDRA LEA LAPPAS BRIAN S LAPPIN ANTHONY LAPRADD ABROM NATHANIEL LARA EDGAR D LARA
EPIMENIO MANUEL MANUEL LARA VICTOR MANUEL LARA JOSE RAFAEL LARA DOMINGUEZ RON C LARAMIE MONICA ANN LARANCE JOHN D LARGE SHELTON LANE LARGENT TRACER LANE LARGENT ERIK D LARIOS
JORGE GONZALEZ LARIOS JOSE ALFREDO LARIOS JOSE GONZALEZ LARIOS WILLIAM LARIVIERE GREGORY LARK LORING MICHAEL-LEE LARKAN AMBER LEEANN LARKIN JUSTIN ALMA LARKIN ERIC D LARMORE MIKE LAROCQUE
STEPHEN LAROQUE JONATHAN ANDRADE LARRAINZAR BRIAN W LARSEN DEON G LARSEN GARY LARSEN IAN LARSEN JERAD J LARSEN KENDALL H LARSEN NATHANIEL G LARSEN TAYLOR DANIEL LOIHI'KAPONO LARSEN
TAYLOR RICHARD LARSEN VANCE LARSEN KEVIN D LARSH BRIAN LEE LARSON BRIANNA LANE LARSON CODY J LARSON CRAIG J LARSON DANIEL ERIC LARSON JAMES L LARSON JARID MICHEAL LARSON JEFFREY LARSON
LANDON LARSON MATTHEW LARSON TERRY D LARSON DAVIE LARTIGUE CHRISTOPHER SHANE LARUE LONNIE K LARUE TUCKER WADE LARUE WESTON R LARUE-HARGROVE GARTH W LARWIN PATRICIA LASCUT
AMBER NICOLE LASLEY BRITTANY CELESTE LASLEY DENNIS JAMES LASLEY JOSEPH WILLIAM LASSER ANDRE LASSITER ANTHONY DAVID LASSITER GREGORY DEAN LASSITER LEROY LASSITER TYLER BRIAN LASSITER
TYLER L LAST RANDY LYNN LASTER ROUSMING DAVID LASTRA PANDARES SR ALEXANDRA MAXINE MAE LASWELL TIFFANY J LASWELL ADRIAN LATCHMAN SARAH J LATHAM WALTER SCOTT LATHAM ANDREW K LATHROM
JEFFREY D LATHROM MICHAEL A LATIOLAIS TYLER LATTA JOSHUA A LATTERELL SHAWN M LAUDANO AMY L LAUER BRANDON SCOTT LAUER MICHAEL LAUFILI KENNA LAUGER CHRIS L LAUGHLIN CHRISTINA LYNN LAUGHLIN
LEO LEMUEL LAUGHLIN III CHRISTOPHER J LAUGHTER SHAWN LAUMOLI JAIME LAUREANO RODRIGUEZ ALEC TANNER LAURENTI SCOTT LAURENTI SYDNEY ELIZABETH LAURENTI GARY LAURIN DAVID EUGENE LAURITSON
MORGAN M LAUTERBACH SASAE LAUVAO GREGORY A LAUX JOSEPH A LAUZON MICHELLE LAUZON CLAUDE LAVALLEE DAMIAN LAVALLEE DANIEL LAVALLEE FLOYD W LAVALLEE SEAN KENNY LAVALLEE TODD M LAVALLEY
KELSEY W LAVICKA NATHAN LAVIGNE DREW EDWARD LAVOIE ZACHARY LAVOIE JARED LAVOY ANDREW TYLER LAW CHRISTOPHER M LAW CHARLES R LAWHON HERMAN ONEIL LAWHON III MICHAEL T LAWHON
SETH JACOB LAWHON TANNER DEAN LAWING GEORGE LAWLER TESSA MARIE LAWLER BOB LAWLESS JEREMY LIVINGSTON LAWLESS JOSEPH C LAWLESS ANTOINE LAWRENCE BRAD A LAWRENCE CHARLES D LAWRENCE
DEVAN A LAWRENCE JARON O LAWRENCE JASON LAWRENCE JENNALEE LAWRENCE KENT LAWRENCE MATTHEW JAMES LAWRENCE QUENTIN A LAWRENCE ROBERT E LAWRENCE JR SANDRA LYNN LAWRENCE STEVEN BRUCE LAWRENCE
STEVEN COLBY LAWRENCE DREW BERNARD LAWS JUSTIN LAWSHE BILLY WAYNE LAWSON CHRISTOPHER LAWSON DANNY RENE LAWSON JR DREW A LAWSON GUY T LAWSON JEREMY M LAWSON MICHAEL L LAWSON
NATALIE LAWSON SCOTT J LAWSON TREVOR CHANCE LAWSON TYLER LAWSON ROBERT ANTHONY LAWYER JR JORDAN S LAX ANDREW A LAXTON STEPHEN D LAXTON JOHN P LAY JR JOHN ADDISON LAYCOCK
DOUGLAS SPENCER LAYCOX J MICHAEL LAYDEN COLTON GUY LAYNE-VOORHIS CODY LAYTON PRESTON SCOTT LAYTON PEDRO ENRIQUE LAZALA CAMERON DEVILLE LAZARE ADRIAN LAZCANO JUAREZ HAI LE JOHN N LE
PAUL LE SHERRIE LE GALL-SIMMONDS ASBJORN MUNCK LE METAYER JEFFREY LEA TYSON LEA CASSANDRA LEACH DYLAN ALEXANDER LEACH JACOB A LEACH STEVE LUKE LEACH TIMMY RANDALL LEACH ADAM J LEADER
ALLEE RENEE LEADY EMMA JAMESEN LEADY LAWRENCE LEADY BARNEY LEAF DALE LEAITCH-HENRY THOMAS C LEAKEY CARLOS SERRATOS LEAL DANIEL LEAL EMMANUEL SALCEDO LEAL JOSE G LEAL JUAN CASTORENA LEAL
ARNOLDO LEAL QUINTANILLA BLAKE RYAN LEAMON ERIC LEAPAGA ANDREW MARK LEARY MICHAEL C LEARY ROBERT W LEARY MYLES LEAS JOHN ANDREW LEATH DEREK W LEATHERWOOD BRADLEY S LEAVITT
JOSEPH LEE LEAVITT V TORRICE LEAVY JARON LEBEAUF JAMES LEBISZCZAK ALLAN LEBLANC CHAD M LEBLANC JEFF LEBLANC JEFFREY SCOTT LEBLANC LUKE LEBLANC NICHOLAS G LEBLANC SETH THOMAS LEBLANC
ROBERT T LEBO JR WILLIAM R LECH JACOB LECHENETTE BUNYONG LECK MARCEL LECLAIR RICHARD LECLAIR AARON R LECOMPTE BRANDON ONEAL LEDBETTER CAROL A LEDBETTER KEVIN S LEDBETTER RICKEY JOE LEDBETTER
ZARRED J LEDBETTER KURTIS J LEDBETTER-FRAIJO KEVIN J LEDDY DAVID LEDESMA GIOVANNI LEDESMA MANUEL DAUED LEDESMA TROY LEDESMA SALVADOR G LEDEZMA DONALD LEDFORD JOSEPH DANIEL LEDUC
KIMBERLY LEDWELL ANDER S LEE ANDREW KINION LEE ANTONIO LEE ASHLEY B LEE AUSTIN LEE AUSTIN JAMES LEE BLAINE WRIGHT LEE BRADEN THOMAS LEE CADE T LEE CHANEY MORGAN LEE CHARITY LEE LEE
COLBY DEREK LEE COLLIN DANIEL LEE COLLIN LEWIS LEE DANNY LEE DAVID LEE DESTIN JEROME LEE DOMINIQUE P LEE ERNIE LEE GLADYS H LEE GLENN DERRICK LEE JR HSIEN JIM LEE JACE LEE JACQUELINE PENNY LEE
JAMES H LEE JR JAMES RICHARD LEE JARED MICHAEL LEE JASON A LEE JASON ANDREW LEE JASON R LEE JEFFREY L LEE JERMAINE HOWARD LEE JOHN LEE JONATHAN J LEE JOSHUA TYLER LEE JUSTIN M LEE KOREN DANE LEE
KRISTOPHUR L LEE LARRY JASON LEE LEE THOMAS LEE LIONEL LEE MARCY LEIGH LEE MATTHEW D LEE MATTHEW D LEE MATTHEW DAVID LEE MATTHEW HEATH LEE MELVIN L LEE JR MICHAEL LEE MICHAEL D LEE
MICHAEL J LEE SR NAQWUN KEVION LEE NORMAN LEE PETERSON LEE RANDY C LEE ROBERT B LEE ROBERT E LEE ROCKY NA LEE RONNIE E LEE SAMUEL CADE LEE SHANE ANDREW LEE SHANE M LEE STEPHEN A LEE
TANNER J LEE TANNER SPENCER LEE TED HARRISON LEE TERENCE C LEE THOMAS J LEE JR TONY LEE TROY A LEE TYLER LEE WANDA C LEE WILLIAM FOSTER LEE YOUNGHAN LEE MATT D LEECH DAKOTA GORDON LEEPER
SHANE LEEPER DAVID P LEET TIMOTHY CALVIN LEFEVER RYAN NEAL LEFEVERS ANDREW LEFFLER TERESA LEFKO CAROLE LEFRANCOIS NICOLAS JON LEGARRETA BRIAN ANTHONY LEGARTH MARCO SALDIVAR LEGASPI
DEREK LEGAULT JOY CALIGAN LEGAULT-BEEDIE JASON ROWE LEGG BAILEY VANN LEGGETT BRAD DARIN LEGGETT BRIAN A LEGNARD JAMES A LEGRAND CHARLES A LEGROS JOHN P LEHMAN JUSTIN LEHMAN
LINDSAY BACHNER LEHMAN TODD LEHMAN JUSTIN LEVI LEHMANN JONATHAN LEHOUX JEFFREY LEHR MAX J LEHRMAN WAYNE R LEHRMAN CHRISTOPHER A LEIGH CHRISTOPHER J LEIGH RODNEY LEIGH LARRY A LEIGHTLEY
ANTHONY J LEILUA CHRISTINA J LEILUA RITA A LEILUA DEREK RICHARD LEINS BETTY J LEISE WILL F LEISEY HUNTER LEISHMAN RYAN ANTHONY LEITING GUILLERMO LEIVA STEVEN RAY LEJEUNE TODD LEKEY
ANDREW JOSHUA LEMAN JOSHUA L LEMAN FRANCOIS LEMAY MELANIE F LEMBO MICHAEL JAMES LEMEN JUSTIN G LEMIEUX LORETTA LEMKY ROBERT M LEMMING CLIFTON T LEMMON CHRISTOPHER KODY LEMOND
DARREN KYLE LEMONS ETHAN HUNTER LEMONS JEFFREY L LEMONS MACAULEY LYNN LEMONS TIMOTHY S LEMONS MICHAEL GARY LEMOS ARTURO GOMEZ LEMUS CHRISTIAN LEMUS JACLYN ANN LEMUS JOSE DE ORTEGA LEMUS
NESTOR LEMUS JR KEVIN R LEMUS ESTRADA JORGE MARIO LEMUS POLANCO MARCUS DEWAYNE LENARD LISA LENDZIAN JASON J LENGACHER STEVEN D LENNARTZ JEREMY LENNON STEPHEN D LENOIR HEATHER LENOX
THEUNIS J LENSLEY AARON S LENTZ SANDRA M LENTZ SARAH IRENE LENTZ JAMES CLARK LENZ ELISAPETA LEO ENRIQUE HERNANDEZ LEOCADIO JAIME LEON MATTHEW LEON STEVE ANTHONY ANTHONY LEON
JAIME NOEL LEON CUEVAS CHAD M LEONARD CHADWICK LEONARD CHRIS LEONARD DANIEL Z LEONARD ETHAN ROBERT LEONARD GUY LEONARD JOHNNY L LEONARD JONATHAN A LEONARD JOSEPH F LEONARD
MICHAEL ZACHARY LEONARD PHILIP JOSEPH LEONARD ROBERT JOHN LEONARD STACEY RASHAD LEONARD TIMOTHY LEONARD CHRISTOPHER LEPOER MICHAEL H LEPORE JACOB P LEPPER RANDY JASON LEPRETRE JR
CHASE M LERCH BRANDAN LERETTE TRAVIS SCOTT LERGNER BRYAN A LERMA KODIE ANTHONY LERMA LUIS PEREZ LERMA RILEY LEROUX ALEJANDRO LESA MATTHEW LESACHERRE CAITLYN CANDIS LESAR
BLAKE WINDHAM LESESNE JESSE LESKO HANK W LESLEY JOSHUA RAYMOND LESLIE SHANE LESLIE TIMOTHY H LESLIE MICHAEL PAUL LESSA JOEY LESSARD MARCO LESSARD DENNIS JAMES LESSIG BRUCE D LESTER
CAMERON S LESTER CHRISTINE A LESTER DOUGLAS L LESTER JESSECA LYNNE LESUER MELIDA MARIA LESURE JERRI LYNN LETT ROBBY P LETT NICOLE A LEUNG ETIENNE LEVASSEUR BRYAN A LEVELL RYAN L LEVENHAGEN
APRIL LEVERS LUC LEVESQUE ANDREA LEVI JOSHUA E LEVI STACY L LEVI VINCENT J LEVI JOSHUA BRETT LEVINE KURT LEVINS VALENTINA LEVINSON VLADIMIR J LEVIS DALTON JAMES LEVITT JON S LEVY PAUL LEWBERG
DARIAN ALLEN LEWELLEN KODY RAY LEWELLEN CHAD D LEWELLYN KOLE JOSHUA LEWIN ADAM JAMES LEWIS ADAM N LEWIS ALAN J LEWIS AMBER LEWIS ANDREW LEWIS BARTLEY DALE LEWIS BERNARD LEWIS
BILLY RAY LEWIS BOBBI J LEWIS BRAD E LEWIS BRYAN ANDRE LEWIS BUFORD DALE LEWIS CARL RAY LEWIS CARL T LEWIS CAUSTA D LEWIS CHARLIE W LEWIS CHRISTOPHER J LEWIS CHRISTOPHER R LEWIS CHRISTY J LEWIS
COLIN WARREN LEWIS COREY RYAN LEWIS DAKOTA SHANE LEWIS DANNIEL WADE LEWIS DAPHNE A LEWIS DARREN ALLEN LEWIS DAVID A LEWIS DAVID R LEWIS JR DEREK LEWIS EDWARD JEROME LEWIS GARRETT LEWIS
GLENN CECIL LEWIS HENRY CORDELL LEWIS ISAAC W LEWIS JACOB WILLIAM LEWIS JAMES E LEWIS JARED W LEWIS JOHN GEORGE LEWIS JR JOHN R LEWIS JORDAN LEWIS JOSHUA A LEWIS JULIE G LEWIS
JUSTIN CHARLES LEWIS KAMAR LAUNTEZ LEWIS KATELYN MARIE LEWIS KENT LEWIS LARRY D LEWIS MADYSON LESHEA LEWIS MARSHAL E LEWIS MICHAEL D LEWIS MICHAEL J LEWIS MICHAEL R LEWIS MICHAEL W LEWIS
NATHANIAL R LEWIS PAUL A LEWIS PAYTON MAVERICK LEWIS PETER LEWIS RICKY A LEWIS ROBERT L LEWIS ROGER LANCE LEWIS SAMANTHA JEAN LEWIS SHANE A LEWIS SHAWN A LEWIS STEPHEN R LEWIS
TADERIAN CARLOS LEWIS TANZANIA LEWIS THOMAS DAVID LEWIS TOBY ALLEN LEWIS TREVOR ANDREW LEWIS WILLARD LEWIS WILLIAM A LEWIS WILLIAM RAY LEWIS ZACHERY LEWIS PAULA LEYTON CORAIMA LEYVA
MARCO AGUAYO LEYVA KELLY K LEZCANO ERIC LI PING LIANG QIMEI LIAO MICHAEL LIBBEY DONALD L LIBBY NORMAN R LIBENGOOD SMITH J LIDDELL JOSHUA T LIDDLE CHAD MICHAEL LIEBES BRENDAN PATRICK LIEBHART
LAURA LIEBL JASON A LIEGL HEATH A LIENEMANN TEIGAN LIES HEATHER A LIEUNGH KODY A LIGHT SAMUEL HAWKINS LIGHT SCOTT P LIGHT STUART LIGHT TYLER PAUL LIGHT GARY LIGHTNER STEVEN K LIGHTSEY
BROCK MICHAEL LIKENS TIMOTHY S LIKENS MICHELLE MICHELLE LIKINS FRANCISCO LILE FRANK B LILE GENNA MARIE LILE ANTHONY JAY LILES BRIDGET RENEE LILIENSIEK DARRYL L LILIENTHAL ARNOLD G LILLARD
BRANNON J LILLARD ERIC ANTHONY LILLARD WILLIAM GAGE LILLICH DAVID L LILLIE GEORGE DAREN LILLIS MARVIN P LILLY NAKEI LADIONNE LILLY PATRICK W LILLY TERRANCE CLEVON LILLY TRAWICK D LILLY
CONNOR BRENNAN LILYA EDWIN S LIME RAE L LIMERICK JOSHUA DAVID LIMES ERNESTO PADILLA LIMON KEVIN SANDOVAL LIMON JAIME LIMON RAMIREZ JOSE M LINARES CALVIN DANIEL LINCOLN FREEMAN L LINCOLN JR
SHANNON MARIE LINCOLN SHIRLEY A LIND VICTORIA LIND CARL R LINDAHL CHRISTOPHER C LINDAHL DAVID C LINDAHL LEIF R LINDBERGH CLIFFORD COULTON LINDEMAN EVAN S LINDEMAN MICHAEL H LINDENMUTH
DAVID RONALD LINDER DREW P LINDER ANTHONY D LINDERMAN ROBERT D LINDERMAN TYLER RYAN LINDERWELL JAROD LINDLEY GLENN MICHAEL LINDOW ERYCK D LINDQUIST ASHTON A LINDSAY ROBERT W LINDSAY
SAMANTHA JO LINDSAY TATE CHARLES LINDSAY THERON GLEN LINDSAY BRADLEY KURT LINDSEY GREGORY LINDSEY JEREMY JOEY LINDSEY JIMMIE JOSEPH DRAKE LINDSEY KAYLUB T LINDSEY KRIS M LINDSEY MICHAEL LINDSEY
RICKY T LINDSEY WESTON B LINDSEY JASON A LINDSTROM NED E LINDSTROM III WESLEY LINEBARGER LEE ALLEN LINEBERRY SRIDHARAN LINGAPPAN MARK D LINGENFELTER REBECCA SUE LINGENFELTER ALFRED WAYNE LINGO
GEORGE LINGO ALEXANDRE LINHARES NIKKOL LEE LINK J D LINKER JESSE MATTHEW LINKER ISAAC M LINN KEVIN ELLIOTT LINN MICHAEL S LINN JOAO JUNIO PEREIRA LINO ALEX SCOTT LINTON JONATHAN LINTON
JRANDALL ROSS LINTON TROY GORDON LINTON WAYLON SCOTT LINTON PATRICK D LINWOOD HANNAH ALYSSA LINZAY BRIAN E LINZIE DIANE C LIONTS MATTHEW GLENN LIPHAM BENJAMIN PATRICK LIPIEC MICHAEL A LIPKE
JOSEPH R LIPP MICHAEL R LIPP CHRISTOPHER D LIPPMAN COREY S LIPPS ALEXANDER LIPTAK STANLEY R LIPUT STEVEN A LIRA LUIS RAFAEL LISARDI GOMEZ JERMEL SHARMAINE LISBON CHARLES R LISEK MARCY LISH
PAUL FELIX LISI SHAWN LISINSKI JAN LISNYJ JOHN AMASA LISONBEE III DANIELL LISTON MARTIN W LISTON CHRISTOPHER LISZAK KEVIN LITALIEN LUKE JAMES LITER RYAN K LITER CRUZ LITKE PHILLIP A LITTELL II
MATTHEW C LITTERAL CALLIE D LITTLE CARLA W LITTLE CASEY S LITTLE COURTNEY R LITTLE DUSTIN AKHEEM ALHAKWON LITTLE JERMAINE KENTRAY LITTLE JOSHUA C LITTLE JOSHUA S LITTLE KODY BRANT LITTLE
LARHONE JAVELL LITTLE PATRICK LITTLE STEPHANIE DAWN LITTLE TIMOTHY LITTLE TIMOTHY W LITTLE TROY JASON LITTLE STEVEN LITTLECROW THOMAS C LITTLEFIELD DALTON LEE LITTLETON DEQUINTON JEMETRI LITTLETON
HELEN D LITTLETON JOHN CHRISTOPHER LITTLETON KRISTI S LITTRELL JERED A LITTS DANYL W LITUMBE JR DYLAN MICHAEL LITZENBERG SHANE S LITZENBERG STEPHANIE MAE LITZSEY YUANZHONG LIU CANDY MICHELLE LIVELY
COLTON RANDALL LIVELY DENNIS KEITH LIVELY JR KIERA LIVERS PHILIP L LIVESAY ALEXUS DREW LIVINGSTON ASHLEY ANN LIVINGSTON JAMES B LIVINGSTON JEFFREY LIVINGSTON REID RADFORD LIVINGSTON
SHARON LIVINGSTON ABEL LIWANAG GUSTAVO LLAMAS IKER LLAMAS SAMUEL LLANOS ORLANDO LLAVORE SHANE L LLEWELLYN SHAWN E LLEWELLYN ANDREW JAMES LLOYD CODY LLOYD GORDON K LLOYD
JACOB WADE LLOYD JACOB WILLIAM LLOYD JAMES BRANDON LLOYD JASON B LLOYD JEFFREY MARTIN LLOYD KRISTINA LLOYD MICHAEL LLOYD MITCHELL LLOYD PATRICK W LLOYD SHERRIE MICHELLE LLOYD KANFAY LO
WINGHONG LO TRAVIS GLENN LOADHOLT JACOB LEE LOBE TRAVIOUS BERNARD LOBE LOREN V LOBERG ERIC LOBO KEVIN W LOBUE REILLY LOCASCIO CHANDARA S LOCH CHRISTOPHER N LOCHMANN JACOB A LOCK
PATRICK LOCK CHRISTOPHER N LOCKE TYLER LOCKE WILLIAM E LOCKETT JR AARON LOCKHART JEFFREY A LOCKHART MICHAEL LOCKHART REGINALD EUGENE LOCKHART CALVIN LOCKLEAR JR MARSHALL W LOCKLEAR JR
AMBER RENEE LOCKNEY TERRY L LOCKSHIRE CONNOR LOCKWOOD RICHARD FRANCIS LODATO DAVIS M LOEN JUAN ENRIQUE LOERA RUBEN ROBLES LOERA SERGIO R LOERA MARTIN LOERA-NAVARRO BRIAN LOESING
JESSE D LOEW GINA MARIE LOFLAND DEENA RENAE LOFTIES CODY J LOFTIS KELLY LOFTIS SPENCER JAMES LOFTIS CHARLIE EDWARD LOFTON CODY TYLER LOFTON DEREK DONAVON LOGAN DWIGHT LOGAN III IAN COLE LOGAN
KENZIE G LOGAN RICHARD PAUL LOGAN TANNER J LOGAN ROY DOUGLAS LOGGINS JR BRANDON LEE LOGSDON DWAYNE LOGSDON ERIC M LOGSDON JEFFREY DAVID LOGSDON MATTHEW D LOGSDON MATTHEW SHAWN LOGSTON
ANDREW LOGUE ANGELA MARIE LOGUE CHRISTOPHER DWAYNE LOGUE MICHAEL LOGUE RAHUL LOHAR JAKE LOJEK JEROME E LOKKEN JR KEVIN MICHAEL LOLLAR RACHEL ELLEN LOMAN CHRISTIAN J LOMAS JAMES LOMAX
JOHN C LOMAX III TYRONE DEMONE LOMAX COLE PERRY LOMBARDI BRUCE CLEMENT LOMBARDO LUIS VARGAS LOMELI HUNTER STEVEN LONDON MONICA MARIA LONDONO ADAM LONG ALEXANDRA NICOLE RAMONA LONG
AUSTIN C LONG AUSTIN MICHELE LONG BRETT AUSTIN LONG BROCK AUSTIN LONG BRYAN L LONG CHARLES R LONG DONALD W LONG HOLLIE C LONG JARRETT D LONG JEREMY LONG JOSHUA SCOTT LONG KENNETH P LONG JR
KEVIN B LONG MARC A LONG MICHAEL A LONG NICOLAS A LONG PATRICK C LONG PETER LONG RONNIE CEDRIC LONG SHANE LONG SHAWN E LONG STEVEN A LONG THEOREN LONG TRAVIS CARROLL LONG WALTER LONG
WILLIAM E LONG RICHARD SCOTT LONGLEY JOHN MATT LONGMAN JUSTIN TAYLOR LONGMIRE SHELBY LONGMIRE HUNTER LONSBERRY ALEXANDER R LOOKATCH TONIA RENEA LOOMIS JOSHUA WAYNE LOONEY DENISE LOOP
ALEXANDER LOOSEMORE JOSEPH B LOOSLE ZAK Z LOOSLE ABEL LOPEZ ABEL HERNANDEZ LOPEZ ADRIAN LOPEZ AFIAS LOPEZ ALEJANDRO LOPEZ ALEXANDER M LOPEZ ALFREDO LOPEZ ANA CRISTINA LOPEZ
ANTONIO CHITICA LOPEZ ANTONIO O LOPEZ CARLOS LOPEZ CHARLES B LOPEZ CHRISTIAN OMAR LOPEZ CHRISTINA D LOPEZ CHRISTOPHER LOPEZ CHRISTOPHER JOHN LOPEZ CRISTIAN LOPEZ DAMIAN IVAN LOPEZ
DANIEL LOPEZ DANNY J LOPEZ EDGAR COLUNGA LOPEZ ELVIS LOPEZ ERIC J LOPEZ ESPERANZA M LOPEZ FRANCISCO A LOPEZ GABRIEL LOPEZ GASPAR LOPEZ GEORGE PASQUALE LOPEZ GILBERTO LOPEZ HORACIO LOPEZ
HUGO GUZMAN LOPEZ JASON LOPEZ JAVIER LAZARO LOPEZ JESUS LOPEZ JESUS ALONSO LOPEZ JOSE LOPEZ JOSE GARCIA LOPEZ JOSE ORTIZ LOPEZ JOSE PINEDO LOPEZ JOSE RAMOS LOPEZ JOSE REINOZO LOPEZ
JOSE VAZQUEZ LOPEZ JUAN A LOPEZ JUAN A LOPEZ JUAN CARLOS LOPEZ JUAN CORRO LOPEZ JUAN M LOPEZ JUAN R LOPEZ JUAN ANDRES LOPEZ JULIO APARICIO LOPEZ KATHYA ZAMORA LOPEZ KEITH A LOPEZ LUIS LOPEZ
LUIS LOPEZ LUIS CISNEROS LOPEZ LUIS RAMIREZ LOPEZ MAIKEL LOPEZ NATHANIAL RYAN LOPEZ NOEMI PEÑA LOPEZ OMAR A LOPEZ OSCAR F LOPEZ PHILLIP L LOPEZ RAUL LOPEZ REGINALDO REYNOSO LOPEZ
REYNALD PAOLO D LOPEZ RICARDO LOPEZ RICARDO LANCE LOPEZ ROBERT LOPEZ SAMUEL R LOPEZ SERGIO LOPEZ SOEL LOPEZ TARA LOPEZ THOMAS LOPEZ THOMAS LOPEZ WILSON T LOPEZ CONSTANTINO LOPEZ CAZARES
ANGEL ENRIQUE LOPEZ CERMENO TIMOTHY GABRIEL LOPEZ GONZALES IV MARIO LOPEZ GONZALEZ JONATHAN E LOPEZ GUTIERREZ HARRYS JERIER LOPEZ HERNANDEZ JEFFERSON VLADIMIR LOPEZ LOPEZ CONRADO ALFONSO LOPEZ MARTINEZ
FRANCISCO RICARDO LOPEZ MATA XAYMARA L LOPEZ ORTA ANGEL ALDAIR LOPEZ RUIZ IVAN GERARDO LOPEZ SANCHEZ JUAN ALFREDO LOPEZ SANCHEZ JOSE CANDIDO LOPEZ ZAMARRIPA BERENICE LOPEZ-GARCIA
RAUL LOPEZ-LOPEZ ISAI LOPEZ-LUNA ALEJANDRA LOPEZ-MIRANDA RAUL LOPEZ-SEGURA DOUGLAS M LORAINE LUCAS PAUL LORANCE RYAN MARTIN LORD ROBIN R LORENC RICHARD D LORENTZ KENNETH J LORENZ
SCOTT LORENZO ZENAIDA LORENZO DONALD WILLIAM LORING II MICHAEL B LORINO RYAN SCOTT LOSENSKY BRENDA LEANN LOSER NAOMI LOSEY CASEY A LOSINIECKI CARLOS LOSTANAW LAVIN SCOTT LOTHAMER
TODD LOTHAMER JENNIFER ANN LOTT DYLAN MAURICE LOTTIER MARCOS EDWARD MAUR LOTTIER LOGAN DAKOTA LOUALLEN NICHOLAS PERRY LOUALLEN CALEB PAUL LOUDIN KEVIN L LOUDIN MICAH A LOUDIN
AUSTIN BLAIN LOUGHARY ROBERT LOUIS IMMANUVEL LOURDUSAMY BRET M LOVE CHARLES ALTON LOVE CLARENCE DEANDRE LOVE ED LOVE JACOB LOVE JOSHUA MALIK LOVE KANISHA SHONTE LOVE KEVIN JEROME LOVE
MADISON LAYNE LOVE STEPHANIE K LOVE ANNA C LOVELACE RICHARD G LOVELACE SR BAILEY CURREN LOVELADY ROBERT LOVELADY KURTIS J LOVELAND ROCKY LOVELAND DAVID LOVELESS ANTHONY M LOVELL
MARTY R LOVELL BRAD D LOVELLETTE RAYQUAN JAHLEEL LOVETT MARTIN ALEXANDER LOVINGOOD GREG LOVINS RANDALL KEITH LOVINS BAILEIGH ANNETTE LOVITT JOSEPH LOUIS LOVVORN III COLBY JUSTIN LOW
KENNETH L LOWANSE JARED TODD LOWDEN BRANDON ALLEN LOWE CHARLES B LOWE JAMES E LOWE JAMES E LOWE III JONATHAN VENOY LOWE JORDAN K LOWE LESLEY A LOWE WILLIAM SETH LOWE ZACHARY PAUL LOWE
DANIEL SCOTT LOWELL JON MICHAEL LOWELL ALAN RAY LOWERY BRIAN CRAIGE LOWERY CLAYTON EDWARD LOWERY CONOR LOWERY JEFFERY W LOWERY KENNETH D LOWERY RONALD WILLIAM LOWERY TARA M LOWERY
TWAN LOWERY WILLIAM R LOWERY JACOB LOWMAN JAMES LOWMAN RICK C LOWMAN TYLER ANTHONY LOWMAN CHARLES ALLEN LOWREY JOHN M LOWRY ZACHARY S LOWRY ANTHONY DYLAN LOWRY-TOMLIN MICHAEL LOY
ARTHUR H LOYA BRIAN ALLEN LOYD JAMES K LOYD ROBERT M LOZA JOSEPH B LOZADA BRYAN MICHAEL LOZANO JASON LOZANO SR LEONARDO PRADO LOZANO LOUIS LOZANO RODOLFO RODRIGUEZ LOZANO
GUILLERMO LOZANO VELAZQUEZ BRANDON C LOZIER KRISTINA LOZOWSKI EVAN HAN-FANE LU HRAM LUAI PEONY LUANGKET RICHARD E LUBBEHUSEN COREY LUCAS DANGELO LEROI LUCAS DEBBY SMITH LUCAS
ERICA ANN LUCAS GREGG S LUCAS JACOB DANIEL LUCAS JEFFREY LUCAS JEREMY P LUCAS JOSEPH F LUCAS JR NATHANIEL LUCAS RONALD G LUCAS JR SHAD C LUCAS SHANE M LUCAS THOMAS ALLEN LUCAS TYLER J LUCAS
WILLIAM R LUCAS IV JOSE LUCAS BRUNO GIOVANNI LUCCA ANTONIO FRANCO LUCCO COLTON LUCE DANNY W LUCE JOSEPH MICHAEL LUCE MICHAEL LUCE ADRIANO NIKOLI LUCERO FRANCISCO JOSE LUCERO
BRAXTON JARON LUCHINI NELSON LUIS LUCINDO ALEXIS PAIGE LUCIUS TOMMY LEE LUCIUS EDMUND C LUCKENBACH JACOB S LUCKETTE MARK WILLIAM LUCY ADAM KAYIN LUDWIG DERRYK LUDWIG DONALD T LUDWIG
ENRIQUE LUDWIG JACILYN MARIE LUDWIG KEGANNE LUDWIG DONALD A LUEBBEN JR KRISTY M LUEBBEN BRANDON SR LUELLEN EDUARDO LUGO BRIAN LUIPPOLD BERNADETTE MARIE LUJAN JOSEPH R LUJAN LEOBARDO LUJAN
BRITTANY LASHAE LUKE DARREN ERIC LUKEAS CHARLES E LUKENS CHRISTOPHER LUKER JOSHUA R LUKER SEAN P LUKER NICOLAS L LUMBRERAZ CARL L LUMMUS TRACY L LUMPKIN JR WILLIAM B LUMSDEN ADOLFO LUNA
ESTEBAN NA LUNA JOSE GUTIERREZ LUNA VICTOR LARA LUNA ANTONIO LUNA CRISOSTOMO AMANDA K LUND ANTHONY HALE LUND BRANDON LUND KYLE WILLIAM LUND PHILLIP A LUND TRAVIS C LUND GAVIN LUNDBERG

JOHAN LUNDBERG   JOHN LUNDGREN   ADAM WAYNE LUNDY   JAMEL B LUNDY   TONY LUNG   AARON E LUNING   CHERYL KAY LUNING   ROBERT E LUNING   ALLAN LUNSFORD   JAMES RYAN LUNSFORD   JOHN M LUNSFORD
TAMARA LEIGHANN LUNSFORD   BRETT M LUNZ   CRISTIAN JAYKOB LUPARELL   BRIAN D LUPO   KRISTINA GLASSNER LUPOLI   SAMUEL LUPTON   BOBBIE M LUSCHEN   GRANT ROBINSON LUSK   JAMES M LUSK   KEITH LUSK
LEGACY LLEDRAC LUSTER   MAKAYLA R LUSTIG   CHRISTOPHER LUTCKEN   ALYSHA K LUTTRELL   DASHAWN LUTTRELL   SAMUELA TAVAI LUTU   CHRISTOPHER A LUTZ   MATTHEW EUGENE LUTZ   MEGHAN ALICIA LUTZ   PETER B LUX
MATTHEW LUYMES   JESSE LYALL   JAKE LYDDIATT   NORMAN LYELL   NICHOLAS G LYKINS   RYAN ASHTON LYLE   SHERRY A LYLE   BLAKE A LYLES   OLIVER J LYLES   AARON T LYNCH   ANTHONY KENNETH LYNCH   AUSTIN JOSEPH LYNCH
BILLY J LYNCH   BRANDI J LYNCH   BUDDY A LYNCH   DAVID ANTHONY LYNCH   DUGAN THOMAS LYNCH   GEORGE W LYNCH   GREG N LYNCH   JAMES T LYNCH   JAMES T LYNCH   JESSE R LYNCH   JIMMY R LYNCH   JOSHUA TILMAN LYNCH
JUSTIN CARTER LYNCH   KEVIN W LYNCH   KRISTOPHER MATTHEW LYNCH   KRISTY E LYNCH   KYLE WAYNE LYNCH   LANCE E LYNCH   MICHAEL ALAN LYNCH   PAUL V LYNCH   PIERCEN MOORE LYNCH   REGGIE L LYNCH
RYAN JAMES LYNCH   SARAH H LYNCH   TARRANT T LYNCH   WENDELL KEVIN LYNCH   MARK G LYNESS   BART E LYNN   RYAN PAUL LYNN   TIMOTHY WAYNE LYNN   ANDREW J LYON   BRAD J LYON   GRAYSON ASHTYN KENNDAL LYON
ADAM LYONS   ANTHONY M LYONS   AUSTIN LYONS   MATTHEW J LYONS   RILEY LYONS   TERESA J LYONS   JOSEPH PATRICK LYSAGHT   KYLE J LYSITT   CHRISTOPHER LYSY   WAYNE MA   XINZHI MA   AASA MAAFALA   RYAN T MAAS
KARENNA ELISE JUNMEI MAASER   JEREMY MABE   PHILLIP M MABREY   JEREMY WAYNE MABRY   KELVIN LEDON MABRY   MICHAEL JAMES MABRY   CAMERON DANIEL MAC MURTRIE   SABASTIAN ANTHONY MACALUSO
KALYEX MACANGER   RICKEY J MACARI II   RYAN MACARTHUR   STEPHEN MACBETH   DAN A MACBRIDE   JASON DAVID MACCALLUM   KYLE MACDANIEL   DAN MACDONALD   DOUGLAS MACDONALD   PAUL MACDONALD
ROBERT MACDONALD   SAM MACDONALD   STEVEN L MACDONALD   ZACHARY MACDONALD   CODY AUSTIN MACE   MARY JANE MACE   MAIRA MACEDO-SALAZAR   MICHAEL J MACFARLANE   JULIO CESAR MACHADO PRIETO
ROBERT MACHOWSKI JR   MICHAEL M MACHT   RICARDO MACHUCA   BALAM CALZADA MACIAS   JOSE MANUEL MACIAS   MANUEL DAMIAN MACIAS   VICTORIA MACIAS   EDUARDO MACIAS ESPARZA   THOMAS W MACIEJEWSKI
JAYMES MACIK   CHRISTOPHER MACINNIS   MICHAEL MACINNIS   JAMES M MACINTOSH   STEPHEN MACISAAC   ALEXANDRA DEAN MACK   CHRISTIAN JOSEPH MACK   HENRY C MACK   JEFFREY J MACK   MICHELE MACK
RONALD P MACK JR   THOMAS W MACK   TYSHAWN DEMAR MACK   GERMAINE LEE MACKALL   SELENA MACKAY   BRIAN J MACKE JR   DUNCAN MACKENZIE   IAIN MACKENZIE   ALPHONSE CLAUDE MACKEY III   SEAN ANTHONY MACKEY
ROBERT MACKIE   SCOTT MACKINNON   MICHAEL CARR MACKINTOSH   ANDREW JOHN JOHN MACLAREN   JOHN MACLELLAN   WILLIAM MACLUCKIE   RUSSELL F MACMANNIS   DOUG MACMASTER   JUSTIN MACMILLAN
NEIL MACMILLAN   WALLACE MACMURRAY   JOHN MACNEIL   BRAD MACPHERSON   BRANDON MACPHERSON   BRIAN MACPHERSON   CYNTHIA MADDEN   DALTON G MADDEN   GARY D MADDEN   THOMAS A MADDEN
CHESTER MADDOX   DAVID W MADDOX   EMMANUEL T MADDOX   JUSTIN MADDOX   LAURA R MADDOX   LYDIA MADDOX   RICHARD A MADDOX   SAMUEL R MADDOX JR   TERRY MADDOX   TRAVIS A MADDOX   RYAN LEE MADDY
LARISSA D MADEWELL   CLINTON N MADISON   ROBERT ANTHONY MADISON   WESLEY R MADISON   KARL HOSHANG MADON   EVARISTO MADRIGAL   GAVIN JESUS MADRIGAL   JUAN CABRERA MADRIGAL   MARCO ANGEL MADRIGAL
MARK MADRIGAL   JORGE MADRIGAL GUZMAN   BENJAMIN MADRY   CORDARRYL MADRY   DALLIN DAVID MADSEN   WILLIAM GENE MADSEN   ZACHARY MADSEN   ZACHARY J MADSEN   FERRER MADUCDOC   JACOB MADUNOVIC
KATHERINE M MAES   MANUEL MAES   VIDA V MAES   LOU H MAGALDI   BENEDICT R MAGALLANES   LUIS DIAZ MAGALLANES   CRISTIAN XAVIER MAGALLON   JAVIER O MAGALLON   ARMANDO MAGANA   ARTURO MAGANA
CABIR ARNOLDO MAGANA   CARLOS MAGANA   OMAR MAGANA   DAVID WAYNE MAGBY   MATTHEW JAMES MAGER JR   JASON MAGERAN   RANDY MAGERAN   JACOB LYNN MAGGARD   JORDAN DAVID MAGGARD   MICHAEL E MAGINN
JOHN W MAGNAN   GARY V MAGNASCO   CHARLIE MAGNAYE   MARK JOSEPH MAGNO   CHRISTIAN MAGUIRE   SANDRA JEANNE MAGUIRE   CHASE LEWIS MAGWIRE   SHASTRI MAHABIR   AMANDA ROSE MAHAFFEY   SETH A MAHAFFEY
TIMOTHY P MAHAN   BAZZARD MAHARAJ   CANDACE MAHARAJ   CANDACE K MAHARAJ   CHRISTOPHER MAHARAJ   WAYNE MAHARAJ   ROGERIO MAHL   CHRISTOPHER LEE MAHLER   BRIAN F MAHONE   SHERRI MAHONE
WILLIAM MARK MAHONE   BRIAN K MAHONEY   DALE A MAHONEY   EDWARD KENT MAHONEY   JOSEPH A MAHONEY   MATTHEW D MAHONY   TRACI W MAHONY   MANNY KIM MAHUKA   ISAAC COLTAN MAHURIN   LANCE H MAIDEN
PETER P MAILMAN   DAKOTA JAMES MAINES   JOSEPH A MAINES   KATELYN MAINOR   JACOB MAIR   ENRIQUE MAJANO   HOWARD L MAJETTE   BRYANT T MAJOR   RYAN P MAJOR   VICTOR C MAJOR   VICTOR C MAJOR JR
PRATIK MAKARAND HARMALKAR   LUCAS N MAKELIN   REBECCA ELIZABETH MAKOWSKI   IKAIKAKAMANAOLANA IWANE MAKUE   KARIM K MALAK   ROBERT MALAKISMAIL   RYAN KEITH MALAMATOS   MARISA MALATESTA
NANTHAKUMAR MALAVIYA   DAVID MALBEUF   CASEY KEITH MALCOLM   NICK MALCOLM   ALVARO FERNANDO MALDONADO   ANTONIO MALDONADO   DANNY OCAMPO MALDONADO   ERNIE MALDONADO   JESUS MALDONADO
JEY MALDONADO   JOSE PONCE MALDONADO   OSCAR MALDONADO   PANFILO MALDONADO   PATRICK J MALDONADO   PETER C MALDONADO   ROBERT JESSE MALDONADO   VICTOR MALDONADO   YURI RODRIGUEZ MALDONADO
FRANCISCO ROGELIO MALDONADO BERROA   AURELIO MALDONADO LARA   LUIS MISSAEL MALDONADO REYES   LUIS MALDONADO RODRIGUEZ   JOSE MALDONADO ROJAS   JAIME MALDONADO- ROJAS   RYAN P MALEY
GAURAV MALHOTRA   ANDREW QUIRANTE MALIC   JENNIFER MARIE MALIN   KRISTEN MALINOWSKI   RYAN MALINOWSKI   DAVID MARSHALL MALJE   GERRICK MALLARD   MICHAEL S MALLARD   ANTHONY GREGORY MALLETT
DYLAN MALLETT   ROBERT JORDAN MALLETT II   SALLY A MALLEY   VINAYAK MALLIKARJUN KORE   ANDREW MALLON   DENNIS F MALLON   DENNIS F MALLON II   NATHAN SCOTT MALLON   JASON ZACHARY MALLORY
MACK W MALLORY   JOSEPH RYAN MALLOY   JACOB MITCHELL MALMBERG   JAY MALMBERG   TIM MALMBERG   HEATHER L MALO   JULIE SELINE MALO   RONNY MALO   AUSTIN CARL MALONE   BRENT ALAN MALONE   BRIAN MALONE
BRITISH S MALONE   BRYAN MALONE   CARL DONOVAN MALONE   CARLA E MALONE   CODY RYAN MALONE   DANIELLE ELIZABETH MALONE   DYLAN CHASE MALONE   ERNEST WAYNE MALONE II   JASON R MALONE   JONATHAN D MALONE
MARK J MALONE   MATT R MALONE   MICHAEL MALONE   MICHAEL W MALONE   SAWYER T MALONE   NICHOLAS PETER MALORZO   FERNANDO MALPICA FRANCO   LUIS DANIEL MALPICA FRANCO   RICHARD T MAMAJEK
RICHARD THOMAS MAMAJEK   JACOB T MAMOLA   BUMBA MAMPUYA   WILLIAM G MANAHAN   NIZAM MANALAL   GRANT MANATT   CHASEN T MANCHESTER   DAVID A MANCHESTER   ANGEL MANCILLA JR   JOHN MANCINI
JOHN M MANDEL   TIMOTHY MANDL   NAZAR MANDRYK   PARKER MANERS   GREGORY ANTHONY MANFREDI II   HEI MANG   KIL HU MANG   TUM CUNG MANG   PRISCA MANGALA   RANDHIR MANGAT   GERALD MANGUNE
ANTUAN MANICA   RAVIKUMAR MANICKAM   FLOYD S MANIGOS   WILLIAM MICHAEL MANIK   GOPALAKRISHNAN MANIKANDAN   MADASAMY MANIKANDAN   MIKEL T MANION   RICHARD DEAN MANIS   RAJKUMAR MANISEKAR
KATIE RENEE MANLEY   ANTHONY MANN   ANTHONY MANN   AVERY PHILLIP MANN   COLTON L MANN   CRAIG D MANN   DON R MANN   DON RENA MANN JR   FRANCOIS J MANN   JASPAL MANN   JUSTIN JALIL MANN   KULBINDER MANN
LESTER W MANN   MAJOR MANN   MICHAEL MANN   MICHAEL DAVID MANN   SEAN TYLER MANN   SHANTEL KKJ MANN   SHELLY K MANN   VERKENEO MANN   TODD MANNERING   BARNEY THEODORE MANNING   BRANDON L MANNING
BRAYLON R MANNING   BRYAN EARL MANNING   CLINTON C MANNING   ELBERT T MANNING   LARET R MANNING   MATTHEW DREW MANNING   NICHOLAS A MANNING   NICHOLAS CHANCE MANNING   TROY MANNY   LUCAS R MANON
PATRICK L MANON   JONATHAN MANSBRIDGE   GAVIN MANSFIELD   KEVIN W MANSFIELD   RYAN K MANSFIELD   TRENTON CRAIG MANSFIELD   TYLER MANSFIELD   THOMAS TROY MANUEL   ILLIA MANULIAK   JOHN MANZ
MICHAEL J MANZELLA   KATHERINE ROSE MANZELLI   CHRISTOPHER MANZO   GEOVANNI MANZO   IGNACIO MANZO   JOHN J MANZO   DENNY MAODUS   COLIN MAPLE   QUINCY O MAPLE   LUCAS MAPLES   PHILIP DANIEL MAPLES
BRANDON MAPLETOFT   TENDAI MAPOSA   KIMSOU MAR   ISAAC MARACLE   LESVIA MARADIAGA   THOMAS JOHN MARAS   DARRIN CADE MARBLE   TRAVIS MARBLE   ANNA RAYNOR MARBRY   KENNETH RODNEY MARBUT
MICHAEL MARCELLUS   PRESTON R MARCHANT   CRAIG MARCHE   DARRELL MARCHELL   CHRISTOPHER P MARCIL   ROBERT J MARCIL   LOUIS MARCOLLA   MARCO A MARCOS   JOEL T MARCOTTE   ALEC MICHAEL MARCUM
ERIC M MARCUS   ZACHARY FREDRICK MARESH   DAMIEN L MARGERUM   WILLIAM ALEXIS MARIA   JOHN STEPHEN MARIA JOSEPH   CHITHAMBARAM MARIAPPAN   ESAKKIAPPAN MARIAPPAN   MATHAVAN MARIAPPAN
FISHER MARIETTA   KENNETH MARIGLIA   VIDESH MARIMOOTOO   ELVA MARIN   ERIC MARIN   JUAN C MARIN   ANDREW MARINIG   NICOLA MARINO   TYLOR R MARINO   ROBERT C MARINOS   JONATHAN MARIONCU   ARUN MARISAMY
JANETTE ESPINOZA MARISCAL   JULIO ESPINOZA MARISCAL   RICARDO LORETO MARISCAL   MADHUMITHA MARISELVAN   SREERAM C MARISETTY   ARUNKUMAR MARIYAPPAN   NAVANEETHAN MARIYAPPAN   STEVE MARK
MANOJ KUMAR MARKANDAN   JUSTIN A MARKEL   SHANE MARKER   ILEY MARKHAM   BRANDI L MARKHOFER   WILLIAM STEVEN MARKO   IAN STUART MARKON   DALEDA MARKOS   TONY MARKOWITZ   ANDREW T MARKS
BYRON DEAN MARKS   DONOVAN E MARKS   FREDERICK E MARKS   JOHN DAVID MARKS   STEVEN D MARKS   ANDREW L MARKSBERRY   BRANDON KIRK MARKSMEIER   DAVID ANDREW MARKUS   KYLE W MARKWARDT
KEITH A MARLAR   KEVIN MARLEY LAGACE   SEAN-MICHAEL MARLIN-ZIEGLER   ABBY NICHOLE MARLOW   AUBREY A MARLOWE JR   BENJAMIN W MARNIK   DOMENICK J MAROCCO   MELVIN E MAROON   ASLAN WYATT MARPLES
ABEL L MARQUEZ   ALEXANDER MARQUEZ   HIPOLITO MARQUEZ   OTILIO MARQUEZ   RODRIGO MARQUEZ III   GILBERTO MARQUEZ CHAVARRIA   JOSE M MARQUEZ CORTES   RODDY A MARRACCINI   RONALD E MARRIER
REGINALDO MARROQUIN   SAM D MARROQUIN   VICTOR E MARROQUIN   CLAUDIA MARRUFO   JOSE MARRUFO   BRANDON MARSH   BRYON S MARSH   CHRISTIAN MATTHEW MARSH   JACOB MARSH   JOHN MARSH
JOSEPH FRANKLIN MARSH   LAMONT PHER MARSH   MICHAEL ALLEN MARSH   RICHARD WESLEY MARSH   RODNEY D MARSH   RONALD L MARSH   ZACHARY RILEY MARSH   ANTONIO R MARSHALL   BRENT MARSHALL
DOUG MARSHALL   EARL J MARSHALL   GREGORY J MARSHALL   JAMES EDWARD MARSHALL   JAMES RICHARD MARSHALL   JEFFERY L MARSHALL   JESS P MARSHALL   JUSTIN ALLEN MARSHALL   KYLE A MARSHALL
LOUISE MARSHALL   NATHAN P MARSHALL   NICHOLAS P MARSHALL   PAUL J MARSHALL   SCOTT MARSHALL   TERRY L MARSHALL   TREVOR LANE MARSHALL   VINCENT D MARSHALL   WILLIAM J MARSHALL   ZACHARY TY TY MARSHALL
ZACK MARSHALL   CHRISTOPHER WADE MARSHBURN   JASON MARSON   TANYA MARSON   CALEB MATTHEW MARSZAL   CARSON MARTELL   JOSH MARTELL   AUSTIN DANIEL MARTENS   CHASE S MARTENS   JORDAN MARTI
KIM R MARTI   SARAH A MARTI   AARON MARTIN   ANTONIO LABRON MARTIN   BRANDON MARTIN   BRUCE D MARTIN   BRUCE D MARTIN II   BRYAN D MARTIN   CAMERON J MARTIN   CARL M MARTIN   CHRISTOPHER D MARTIN
CHRISTOPHER W MARTIN   CLIFFORD MARTIN   DARREL L MARTIN   DAVID A MARTIN   DAVID R MARTIN   DEAN MARTIN   DENNIS L MARTIN   DEVIN EDWARD MARTIN   DONALD E MARTIN JR   DONNA B MARTIN   EDWARD MARTIN
ELISA MARTIN   ERIC SEAN MARTIN   FORREST DANIEL MARTIN   GLENN EDWARD MARTIN   GRANT WARREN MARTIN   HEATHER MARTIN   HENRY LEE MARTIN   HUNTER BRUCE MARTIN   JACOB WILLIAM MARTIN   JAMES AUBREY MARTIN II
JAMES B MARTIN   JAMES D MARTIN JR   JAMES MARCEL MARTIN   JASON L MARTIN   JEFFERY W MARTIN   JEFFERY WAYNE MARTIN   JEFFREY R MARTIN   JEREMY TYRON MARTIN   JOEY E MARTIN   JOHN AARON MARTIN
JOHN C MARTIN   JOHNATHON MARTIN   JONATHAN AUSTIN MARTIN   JOSEPH JOHN MARTIN   JOSHUA ANDREW MARTIN   JUDY LYLE MARTIN   JUSTIN S MARTIN   KAYDEN BRENT MARTIN   KEITH DION MARTIN   KENDRA MICHELLE MARTIN
KENNETH BRADLEY MARTIN   KENNETH R MARTIN   KENTRELLE LAVELLE MARTIN   KIONNA MARTIN   KOREY W MARTIN   LEROY MARTIN   LESLIE MIKELLE MARTIN   MARCUS DEWONE MARTIN   MARCUS VERNON MARTIN II
MARQUIS VANSHAWN MARTIN   MATTHEW CHRISTOPHER MARTIN   MICHAEL MARTIN   MICHAEL S MARTIN   MITCHELL MARTIN   NICKOLAS PW MARTIN   NOAH MARTIN   RICHARD L MARTIN   RICHARD V MARTIN   RYAN L MARTIN
SCOTT W MARTIN   SEAN LAMAR MARTIN   STEVAN ROBERT MARTIN   STEVEN E MARTIN   STEVEN M MARTIN   STEVEN SAMUEL MARTIN   THOMAS L MARTIN   VERNORD MARTIN   WILLIAM THOMAS EUGENE MARTIN
JOSE JAIME MARTIN DEL CAMPO   JED MARTINAT   ADAM BLAKE MARTINDALE   DEBBIE MARTINEAU   LEIGH-ANNE MARTINELLO   AGUSTIN H MARTINEZ   ALEXANDRIA MARTINEZ   ALONSO CONTRERAS MARTINEZ   ALVARO MARTINEZ
ANGEL J MARTINEZ   ANGEL J MARTINEZ   ANTONIO R MARTINEZ   ANTONY MARTINEZ   ARMANDO MARTINEZ   BRITTANY BREANNE MARTINEZ   CESAR PUENTES MARTINEZ   CHARLES D MARTINEZ   CHERRY CUEVA MARTINEZ
CONOR THOMAS MARTINEZ   CRISTOBAL DAVID MARTINEZ   CRUZ ROLON MARTINEZ   DANIEL ALFREDO MARTINEZ   DAVID ALEJANDRO MARTINEZ   DIEGO MARTINEZ   EBERTO MARTINEZ   EDUARDO REOS MARTINEZ   EDWIN MARTINEZ
ERICK J MARTINEZ   EZEQUIEL T MARTINEZ   FABIAN MARTINEZ   FREDDIE MARTINEZ   GABRIEL MARTINEZ   GILBERTO MARTINEZ   GUSTAVO GOMEZ MARTINEZ   HENRY MARTINEZ   HUGO O MARTINEZ   IVANS MARTINEZ
JEFFREY MARTINEZ   JEREMY PAUL MARTINEZ   JESSICA M J MARTINEZ   JESUS FABIAN MARTINEZ   JORGE MENDEZ MARTINEZ   JOSE CHRISTIAN MARTINEZ   JOSE E MARTINEZ   JOSE MANUEL MARTINEZ   JOSEPH ISAIAH MARTINEZ
JOSHUA D MARTINEZ   JUAN MARTINEZ   JUAN E MARTINEZ   JUAN F MARTINEZ   JUAN PABLO MARTINEZ   KARLA CASTAÑEDA MARTINEZ   KC M MARTINEZ   KELSEY DANIEL MARTINEZ   KENNY M MARTINEZ   LUIS G MARTINEZ
MAGDALENO MARTINEZ JR   MANUEL MARTINEZ   MARIA ADELA MARTINEZ   MARIA C MARTINEZ   MARIO MARTINEZ   MARIO ANTONIO MARTINEZ   MARIO CARBAJAL MARTINEZ   MARIO R MARTINEZ   MAXIMO RIVERA MARTINEZ
MICHAEL M MARTINEZ   NICHOLAS MARTINEZ   NICHOLAS LEE MARTINEZ   NOE MARTINEZ   OSCAR MARTINEZ   OSCAR JAVIER MARTINEZ   PABLO POZOS MARTINEZ   PAOLA CASTAÑEDA MARTINEZ   PAUL MARTINEZ
PEDRO MARTINEZ   PETER A MARTINEZ   PRESTON M MARTINEZ   ROBERTO MARTINEZ   SAMIR A MARTINEZ   SAUL MARTINEZ   TOMMY MURRAY MARTINEZ   VICTOR HUGO MARTINEZ   VINCENT RAY MARTINEZ   WALTER M MARTINEZ
FERNANDO JOSE MARTINEZ CASTANEDA   ROGELIO MARTINEZ GARCIA   MARVIN MARTINEZ MULATO   J REYES MARTINEZ ORTEGA   LIAM MARTINEZ PANIAGUA   MERLIN ROBERT MARTINEZ TURRIETTA   JORGE ENRIQUE MARTINEZ VARONA
JOSE RAMON MARTINEZ-BELTRAN   JOSE A MARTINEZ-GUADIANA   MICHAEL R MARTINI   ROBERT LUIS MARTINI   JOSEPH SAMUEL MARTINO   ARACELI P MARTINON   ANTONIO MARTINS   KATHRYN MARTINS   PAUL MARTINS
ERIC L MARTINSON   ROBERT DONALD MARTINSON   JOHN J MARTINY   IAN MARTYNA   ALINA MARUNTELU   BRADY L MARUSKA   TODD M MARUSKA   GANESH MARUTI KAMBLE   ANDREW N MARVIN   NATHAN JOSEPH MARVIN
TRAVIS MARVIN   CHRISTIAN R MARYOTT   FRANCESCO MARZANO   STEPHANIE LATISHA MARZETTE   STEPHEN ANDREW MARZIALE   SPENCER M MASAT   ARNOLDO MASCARENO HADAR   JOSEPH A MASCARO   RICHARD AUGUST MASCHKE
STEVEN DAVID MASCIARELLI   ABDULMEZAN I MASCORRO   ANTHONY MARIO MASCORRO   JOHN BRITTO MASILAMANI   RICKY D MASK   BRANDON SHAYNE MASON   CARRIE MASON   COREY MICHAEL MASON   DEAN MASON
JOSEPH D MASON   KAMBON MASON   KIM M MASON   LATASHA M MASON   LIONEL ALAN MASON   MARCEL A MASON   NICHOLAS JAMES MASON   REESE A MASON   RYAN WILLIAM MASON   SANTONIO M MASON   STEPHEN W MASON
THOMAS ALEXANDER MASON   TONY C MASON   ZACHARY ALLEN DANIEL MASON   ADAM TARIK MASOOD   ALFRED LEONARD MASSAAR   BRANDON M MASSER   AMANDA LEEANN MASSEY   ASHLEY LAUREN MASSEY
BRADLEY MASSEY   CHRISTOPHER A MASSEY   COREY S MASSEY   DERRICK RAY MASSEY   JOSH TYLER MASSEY   JUSTIN KYLE MASSEY   JUSTIN TYSON MASSEY   KATY MARIE MASSEY   MICKEY LYNN MASSEY   OLIVIA JEANETTE MASSEY
TOMMY L MASSEY   ANDREW NATHAN MASSIE   ZACHARY DANIEL MASSIE   MARK C MASSIER   CODY M MAST   DAVID M MAST   JESSE W MAST   BRETT MASTERS   SHERRY MASTERS   TODD A MASTERS   ZACHARY TAYLOR MASTERS
NOLEN TRENT MASTERSON   BRIAN MASTON   DAVID V MASTRANGELO   MITCHELL R MASTRO   ADAM MICHAEL MASUCCI   ALFREDO MATA JR   JOSHUA NATHAN MATA   ZACHARY MICHAEL MATASCI   NEAL CORY MATCHETT
JUANA MATEO DIEGO   FERN MATERNO   RAMCHARAN MATHAI   RAJ MATHAIAH   SETH ALAN MATHENEY   YIORGO MATHEOS   ANDREW COLLIN MATHERNE   BRIAN R MATHERS   DARREN A MATHES   ARUNPRASATH MATHESWARAN
KENNETH JOSEPH MATHEW   KEVIN HENRY MATHEWES   ANTHONY E MATHEWS   BRADY MATHEWS   SEBASTIEN MATHEWS   SHAWN ALLEN MATHEWS   CHRISTOPHER FREDERICK MATHEWSON   KEVIN MATHIAS   CASEY MATHIESON
CODY MATHIS   DAVID WAYNE MATHIS   GARNEL E MATHIS   GLEN ALLEN MATHIS   GREGORY E MATHIS   KADREN SHOMARI MATHIS   KENNETH J MATHIS   KENNETH J MATHIS SR   SAMUEL MATHIS   SAMUEL LIVINGSTON MATHIS III
RUSSEL MATHYS   MICHAEL D MATIOSCHAT   JUDD MATKIN   SCOTT L MATLOCK   SCOTTIE D MATLOCK   JOEL C MATOS   ADRIAN MATRAM   JASON LEWIS MATSON   MATTHEW MATSON   KEN MATSUOKA REYNA   PABLO A MATTEI
ADAM RUSSELL MATTEO   BRENTON L MATTEO   MICHAEL A MATTEO   LOGAN ANDREW MATTERS   SPENCER W MATTERS   WYATT A MATTESON   JASON P MATTHES   JUSTIN MATTHES   BILLY GENE MATTHEWS JR   BLAIN ROBERT MATTHEWS
BOBBY N MATTHEWS   BRANDON MATTHEWS   BRANDON JOSEPH MATTHEWS   BRIAN K MATTHEWS   BRYCE G MATTHEWS   CHRISTOPHER SCOTT MATTHEWS   CLINT MATTHEWS   DAMON A MATTHEWS   DAULTON DRAKE MATTHEWS
DAVID MATTHEWS   EUGENE D MATTHEWS   JASON DOUGLAS MATTHEWS   JOHN TREVER MATTHEWS   JONATHAN H MATTHEWS   JOSHUA KEITH MATTHEWS   KENNETH E MATTHEWS   MARK R MATTHEWS   MICHAEL D MATTHEWS
MICHAEL E MATTHEWS   RYAN S MATTHEWS   STEPHANIE R MATTHEWS   TERESA A MATTHEWS   TRACY C MATTHEWS   MITCHELL D MATTINGLY   KYLE MATTINSON   TUCKER NED MATTINSON   RICHARD D MATTISON
RUSSELL MATTIX   JAROD STEPHEN MATTOCKS   NORMAN B MATTOX   JOSHUA D MATTSON   BASSIM MATUK   JAMES JOSEPH MATURA   HOLLY S MATUSAS   JOSEPH J MATUSKA   TAMMY MATUSZAK   JOHN JAIRO MATUTE
JEREMY MATWYKO   RANDY MATWYKO   MARY BETH MAU   ZACHARY SAMUEL MAU   COLBY ALAN MAUGHAN   COYAN C MAUGHAN   JAYDEN MAUGHAN   MICHAEL MAULDIN   SAMUEL ANDERSON MAUNEY   EVAN MAURER
RANDY K MAURER   RUSSELL PAUL MAURER   JEFFREY MAURICE   TOBIAS MAURICE   JOSE L MAURICIO   ANTHONY P MAURITS   DAVID L MAUSEHUND   ANNA E MAUSER   ERIC JOEL MAVIS   MARIO ANGELO MAX   NATE M MAXEDON
SAVANNAH E MAXEDON   JAMES R MAXIM   ANDREW S MAXWELL   ANTHONY D MAXWELL   BRANDON J MAXWELL   COLTON D MAXWELL   DAVIS MAXWELL   ERIC L MAXWELL   JAMES TONY MAXWELL   JASON HEATH MAXWELL
JEFF M MAXWELL   MICHAEL LONNIE MAXWELL   MICHAEL W MAXWELL   NICHOLAS N MAXWELL   AUSTIN E MAY   CORY GENE MAY   CRAIG M MAY   DEXTER MAY   JEREMY M MAY   JOSEPH CHRISTOPHER MAY   JUSTIN MAY
KELVIN MAY   KENNETH D MAY   NICOLE CHRISTINE MAY   SCOTT A MAY   SEAN DAVID MAY   AGUSTIN GRANADOS GRANADOS MAYA   VICTOR ALFONSO MAYA   CHRISTOFER RYAN MAYBERRY   JAMES WILLIAM LEE MAYBERRY
MARLON C MAYBERRY   THOMAS C MAYBERRY   MIGUEL N MAYE   BLAKE FREDRICK MAYER   LAUREN J MAYER   JULIAN L MAYERS   YORNAY MAYETA   ADAM JOSEPH MAYFIELD   MICHAEL M MAYHALL   CHRISTOPHER K MAYNARD
ERIC T MAYNARD   WILLIAM C MAYNARD   JOSHUA L MAYNE   BRENDEN JAMES MAYO   ELIJAH P MAYO   HUNTER T MAYO   ALFREDO EMILIANO MAYOR LINARES   JAKE MAYORCA   HECTOR F MAYORGA   ALAN RAY MAYOTTE
CALEB TUCKER MAYS   CARSON DOWLING MAYS   CHRISTOPHER MAYS   DILLYN GREY MAYS   GEORGE MICHAEL MAYS   HERB MAYS   JAMES STEVEN-ANDREW MAYS   JOHN M MAYS   KENNETH L MAYS   ROBERT JOSEPH MAYS
WILLIAM TODD MAYS   CODY C MAYSE   JOHN C MAYTON   KEVIN B MAYTUM   DYLAN MAZUREN   VANESSA D MAZZA   MICHAEL PAUL MAZZILLO   JASON MCADAM   TYLER MCADAM   CONSTANCE LEE MCADAMS   TY ALDEN MCADAMS
KEEGAN MCADOO   TANNER REID MCADOO   ERIC D MCADORY   JUSTIN ROBERT MCALISTER   DANIEL CODY MCALLISTER   DAVID LEE MCALLISTER   JAMES D MCALLISTER   JAMES PATRICK MCALLISTER IV   JEREMY T MCALLISTER
JESSICA DAWN MCALLISTER   JUSTIN W MCALLISTER   KAYLA MCALLISTER   THOMAS BLAKE MCALLISTER   TRACI MCALLISTER   JAMES MCALPINE   KYLE MCALPINE   NOAH MCALPINE   QUINN MCALPINE   KIM ELAINE MCANULTY
MICHAEL BRUCE MCARTHUR   RAYFORD J MCATEER   THOMAS M MCAULIFFE JR   CHADWICK TYLER MCBAY   ANTHONY GEORGE MCBRAYER   GREG B MCBRAYER   JERRY K MCBRAYER   BRADY MCBRIDE   D BLAKE MCBRIDE
JACOB N MCBRIDE   JASON DAVID MCBRIDE   JEFFREY D MCBRIDE   JOHN MCBRIDE   JOHN D MCBRIDE   JOHN J MCBRIDE   JON KENT MCBRIDE   MICA L MCBRIDE   ROGER BRENT MCBRIDE   STEPHANIE MCBRIDE
WESLEY LANE MCBRIDE   WILLIAM L MCBRIDE   ZANE WADE MCBRIDE   TREVOR DALE MCBROOM   PAMELA K MCBROOME   JAMES J MCCABE   KASON LUTHER MCCAFFERTY   ELIZABETH CHRISTINA MCCAFFREY
MATTHEW JOSHUA MCCAFFREY   MORGAN MICHAEL MCCAIG   BRADY R MCCAIN   JOHN L MCCAIN   SHANG JAMAR MCCAIN   WESLEY MCCAIN   KEVIN E MCCALEB   CHRISTOPHER MCCALL   DAMIN D MCCALL   JAMAAL ATIBA MCCALL
JAMES T MCCALL SR   JORDAN MCCALL   MARCUS MCCALL   SHAWNTEZ SHAQUAIWN MCCALL   EDWARD A MCCALLIE   SALLY A MCCALLUM   JOHN CHADWICK MCCALPIN   DONNIE W MCCAMMON JR   DARRIN J MCCANDLESS
LOGAN MICHAEL MCCANDLESS   TYLER J MCCANDLESS   WILLIAM R MCCANDLESS   DAVID JOSEPH MCCANN   NICHOLAS MICHAEL MCCANN   STEPHEN A MCCANN   JAMES H MCCANTS   JOEY S MCCANTS   SETH A MCCANTS
TIFFANY B MCCANTS   CHRISTOPHER TONY MCCARDLE   LARRY B MCCARDLE   KYLE MCCARRON   MATTHEW C MCCART   KYLE MCCARTHY   THOMAS P MCCARTHY   TRAVIS MCCARTHY   ASHTON MCCARTNEY   JAMES MCCARTNEY
MICHAEL THOMAS MCCARTY   ROBERT M MCCAULEY   TINA MCCAULEY   TIMOTHY J MCCAVIT   AIRIKA MCCLAFFERTY   HUNTER MCCLAIN   ROBERT MCCLAIN   RYAN A MCCLAIN   SCOTT M MCCLANAHAN   GILBERT MCCLATCHIE
KYLE CHRISTOPHER MCCLEARY   MATTHEW RAY MCCLEASE   CASEY B MCCLELLAN   CURTIS MCCLELLAN   JASON L MCCLELLAN   JEREMY C MCCLELLAN   JOSE MIGUEL MCCLELLAN   KALEB MCCLELLAN   KEVIN R MCCLELLAN
KOLBY LAYTON MCCLELLAN   VERDARIUS CORDELL MCCLELLAN   ADA MCCLELLAND   ANDREW MCCLELLAND   KELVIN D MCCLENDON   ANTUAN MARLON MCCLENTON JR   BLAKE ALLEN MCCLISH   JUSTIN DOUGLAS MCCLISH
MATTHEW MCCLOSKEY   JACK MCCLOUD   RANDALL J MCCLOUD   BLAKE CONNOR MCCLUNG   WILLIAM E MCCLUNG   CONNOR RAYNE MCCLURE   JACOB W MCCLURE   JESSE R MCCLURE   MARK L MCCLURE   STACIE ANN MCCLURE
WILLIAM B MCCLURE   BILLY M MCCOIN   BESS MCCOLLESTER   JOHN ANDREW MCCOLLEY   CALVIN D MCCOLLOM   GARY DARNELL MCCOLLUM   JASON E MCCOLLUM   JUSTIN K MCCOLLUM   LISA SMELLEY MCCOLLUM
MARK E MCCOLLUM   HUGH R MCCOMAS   JAMES P MCCOMB   JOSHUA LEWIS MCCONNELL   KYLE MCCONNELL   MATTHEW THOMAS MCCONNELL   PATRICK MICHAEL MCCONNELL   SHANNON FORTIS MCCONNELL
WILLIAM K MCCONNELL   STEVEN JAMES MCCONVILLE   RANDY CHRIS MCCOOL   LYNN MCCORD   MARK D MCCORD   CHARLES W MCCORKLE   JASON R MCCORKLE   LEAH R MCCORKLE   MICHAEL SHAWN MCCORMACK
ERIC TERENCE MCCORMICK   JASON A MCCORMICK   JASON L MCCORMICK   MATTHEW MCCORMICK   RANDY R MCCORMICK   REECE T MCCORMICK   ROBERT K MCCORMICK   GRANT MCCORRISTER   NINECA SHERREL MCCOWAN
ALISSA MARIE MCCOY   BRIAN MCCOY   ETHAN MICHAEL MCCOY   HENRY B MCCOY III   JAMES MCCOY   JOEY MCCOY   LUKE MCCOY   MARK N MCCOY   MICHAEL GUY MCCOY   MIRANDA FAITH MCCOY   NATHANIEL J MCCOY
RICHARD L MCCOY   SEAN CHRISTOPHER MCCOY   SHELBY ELIZABETH MCCOY   SHELDON MCCOY   THOMAS RAY MCCOY   TRAVIS A MCCOY   WILLIAM B MCCOY   KENNETH C MCCRACKEN   MICHAEL JOHN MCCRACKEN II
MICHAEL ROBERT MCCRACKIN   DANIEL B MCCRARY   JARED MCCRARY   JORDAN R MCCRARY   MICHAEL S MCCRAVEY   CHARLENE MCCRAY   MICHAEL JUDSON MCCRAY   TIMOTHY LOGAN MCCRAY   CHUCK ALLEN ALLEN MCCREA
LAUREN WINTER MCCREA   CHRISTOPHER JOSEPH MCCREARY   MEGAN MARIE MCCREERY   ERNEST LEE MCCRELESS   ARTHUR JAMES MARK MCCRORY   SEAN MCCRORY   ERIC R MCCROSKEY   KENNETH W MCCRUTER
JAMES C MCCUBBIN   LLOYD L MCCUBBIN   CHARLES ANDREW MCCUISTON   COLTON MCCULLOCH   JAMES MCCULLOCH   KELLY M CCULLOCH   MICHAEL DUANE MCCULLOCH   MYRON A MCCULLOCH   ALEX ALEXIS MCCULLOUGH
ALICIA KRISTIN MCCULLOUGH   BRADFORD L MCCULLOUGH   DUANE CHRISTIAN MCCULLOUGH   FRANKIE L MCCULLOUGH   JOSEPH TOBIAS MCCULLOUGH   KEITH L MCCULLOUGH   LILLIE FRANCES MCCULLOUGH   ROBERTA MCCULLOUGH
SHATERRION JAMAR MCCULLOUGH   STEPHEN C MCCULLOUGH   JENKINS DUANE MCCULLUM   LATISHA MARIE MCCULLUM   CRAIG I MCCULLY   BRANDON ALLEN RAY MCCUNE   DANIEL ALEXANDER MCCURDY   CHRISTOPHER J MCCURLEY
BEN THOMAS MCCURRY   JONATHAN MCCURRY   CHRISTOPHER E MCCUTCHEN   ADAM J MCCUTCHEON   JOHN ANDREW MCCUTCHEON   JOHN W MCCUTCHEON   ERIC EUGENE MCDADE   MICHAEL JOHN MCDADE   ALBERT D MCDANIEL
ALBERT DEAN MCDANIEL JR   ANTHONY KEITH MCDANIEL   CODY DEAN MCDANIEL   QUINCY L MCDANIEL   ROBBIE N MCDANIEL   TERI MCDANIEL   THOMAS M MCDANIEL   TYNA MCDANIEL   GLENN ERIC MCDAY   KELLY KIERRA MCDAY
CODY M MCDERMOTT   STEVEN T MCDERMOTT   CHARLES THOMAS MCDILL   TIMOTHY JAY MCDOLE   ABBY MCDONALD   ALEXANDER JAMES MCDONALD   BLAINE R MCDONALD   BRENT S MCDONALD   CINDY L MCDONALD
CODY MCDONALD   DASHAWN MCDONALD   EDWARD K MCDONALD   HUNTER MCDONALD IV   JACOB ELLIOTT MCDONALD   JAMES K MCDONALD   JAMES P MCDONALD   JAMES R MCDONALD JR   JENNIFER LYNN MCDONALD


SAFETY FIRST
2022
RECORD YEAR IN SAFETY
2019 · 2020 · 2021 · 2022
NUCOR
2022
RECORD YEAR IN PROFITS
TRUST · FAMILY · TEAMWORK · OPEN COMMUNICATION

NUCOR'S VALUE CREATORS

Nucor teammates have always been our true value creators. It's why you see their names on the cover of our annual report each year. In 2022, over 31,000 teammates set a new safety record for the fourth consecutive year and delivered the most profitable year in Nucor history, surpassing last year's record. Their commitment to our mission to Grow the Core, Expand Beyond and Live Our Culture is taking Nucor to new heights.

CONTENTS



EXECUTIVE OFFICER GROUP, from left-to-right: Allen C. Behr, Executive Vice President; Gregory J. Murphy, Executive Vice President; John J. Hollatz, Executive Vice President; K. Rex Query, Executive Vice President; Stephen D. Laxton, Chief Financial Officer, Treasurer and Executive Vice President; Leon J. Topalian, Chair, President and Chief Executive Officer; David A. Sumoski, Chief Operating Officer; Douglas J. Jellison, Executive Vice President; Noah C. Hanners, Executive Vice President; D. Chad Utermark, Executive Vice President; Daniel R. Needham, Executive Vice President

NUCOR®

FINANCIAL HIGHLIGHTS

(DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2022	2021	% CHANGE
FOR THE YEAR			
Net sales	$41,512,467	$36,483,939	14%
Earnings:			
Earnings before income taxes and noncontrolling interests	10,244,844	9,200,858	11%
Provision for income taxes	2,165,204	2,078,488	4%
Net earnings	8,079,640	7,122,370	13%
Earnings attributable to noncontrolling interests	472,303	294,909	60%
Net earnings attributable to Nucor stockholders	7,607,337	6,827,461	11%
Per share:			
Basic	28.88	23.23	24%
Diluted	28.79	23.16	24%
Dividends declared per share	2.010	1.7150	17%
Percentage of net earnings to net sales	18.3%	18.7%	
Return on average stockholders' equity	46.9%	55.0%	
Capital expenditures	1,952,465	1,700,364	15%
Depreciation	826,692	735,406	12%
Acquisitions (net of cash acquired)	3,553,191	1,426,424	149%
Sales per average employee	1,369	1,341	2%
AT YEAR END			
Working capital	$ 10,361,940	$ 7,642,144	36%
Property, plant and equipment, net	9,616,920	8,114,818	19%
Long-term debt and finance lease obligations (including current maturities)	6,642,269	5,577,088	19%
Total Nucor stockholders' equity	18,414,694	14,016,389	31%
Per share	72.64	51.45	
Shares outstanding	253,493	272,412	-7%
Employees	31,400	28,800	9%

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements made in this annual report, or in other public filings, press releases, or other written or oral communications made by Nucor, which are not historical facts are forward-looking statements subject to the safe harbor provisions of the Public Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words "anticipate," "believe," "expect," "intend," "project," "may," "will," "should,""could" and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company's best judgment based on current information and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to general market conditions, and in particular, prevailing market steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) the availability and cost of electricity and natural gas which could negatively affect our cost of steel production or result in a delay or cancellation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs, capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; (13) our safety performance; (14) our ability to integrate businesses we acquire; (15) the impact of the COVID-19 pandemic, any variants of the virus, and any other similar pandemic or public health situation, and (16) the risks discussed in "Item 1A. Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and elsewhere therein and in the other reports on file with the U.S. Securities and Exchange Commission.

Dear Stockholders,

For the second year in a row, the Nucor team set new records for safety performance and profitability. The team's execution of our strategy to Grow the Core, Expand Beyond and Live Our Culture is delivering tremendous results for the company and our stockholders. We achieved this record performance despite uncertainty in the market resulting from high inflation, rising interest rates and supply chain disruptions. Our team stayed focused on aggressively pursuing growth by expanding our core steelmaking capabilities and providing our customers with a solutions based approach to meet their needs today and tomorrow. And, we applied our expertise as an efficient industrial manufacturer to new, steel-adjacent markets where we can offer differentiated solutions.

Delivering world-class results in every area of our business begins with the safety, health, and well-being of the 31,000 men and women who make up the Nucor family. This year, they set a record low injury and illness rate for the fourth consecutive year. Twenty Nucor divisions went the entire year without a recordable injury, up from sixteen in 2021, and we set records across each of the four primary safety metrics we track. These records are a testament to the world-class performance of the Nucor teammates who live our culture every single day. Congratulations to our team and thank you for your commitment to our most important value, safety, and our goal of becoming the World's Safest Steel Company.

FINANCIAL HIGHLIGHTS

In 2022, we set a new earnings record of $28.79 per share, which is a 24 percent increase over our previous EPS record set in 2021. Our net income of $7.61 billion and net sales of $41.51 billion were also records. Cash from our operations in 2022 exceeded $10 billion for the first time and our return on invested capital was a healthy 35%.

At the end of the year, the Board of Directors increased the regular quarterly cash dividend on our common stock from $0.50 to $0.51 per share. The company declared its 199th consecutive dividend payment in December, and during the second quarter of 2023, Nucor plans to issue its 200th straight quarterly dividend - 50 consecutive years of not only paying dividends, but also raising them. Nucor is one of only a few dozen members of the S&P 500 with this track record.

We also returned a total of approximately $3.3 billion to stockholders through share repurchases and dividend payments, consistent with our capital allocation strategy of returning at least 40% of earnings to stockholders. Nucor repurchased 20.6 million shares at an average cost of approximately $134.29 per share during the year.

ADVANCING OUR MISSION

Nucor is a growth company. These nine words in our mission statement - Grow the Core, Expand Beyond and Live Our Culture - are positioning Nucor to be one of the strongest and most diversified industrial manufacturers in the country.

During our six decades in the steel business, we have revolutionized steelmaking and now provide a diversified set of solutions for our customers. We have done this by adding capabilities, not simply adding capacity, that give us a differentiated value proposition. This is the focus of our Grow the Core strategy: creating a long-term capability set that enables us to efficiently supply our customers with customized solutions that generate more consistent, and higher earnings generating long-term value for our team, customers and stockholders.

A prime example is our new steel plate mill in Brandenburg, Kentucky, which rolled its first steel plate as 2022 came to a close. Nucor Steel Brandenburg will produce a new product called Elcyon™, a first-of-its-kind sustainable heavy gauge steel plate product made specifically to meet the growing demands of America's offshore wind energy producers. The new mill will be among only a few globally - and the only mill in the United States - capable of manufacturing at scale the heavy gauge plate used in monopile foundations for offshore wind towers, making it a critical part of the emerging offshore wind supply chain in this country.

Our West Virgina Sheet mill will be one of the most modern state-of-the-art sheet facilities in the world. Coupled with Nucor's innovation and expertise this mill will enable Nucor to serve the largest sheet consuming region in the United States. The mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.

Included in our sheet strategy is Nucor's move to increase our value added products in both cold rolled and galvanized steel products. In 2022, we announced that we were adding

galvanizing lines at our Nucor Steel Berkeley, California Steel Industries and Nucor Steel Indiana sheet mills to go along with the lines we completed at Nucor Steel Gallatin in 2019 and Nucor Steel Arkansas in 2022. Two galvanizing lines will also be included as part of our new West Virginia sheet mill. Once Nucor Steel West Virginia is operational, all seven of our sheet mills will be equipped with galvanizing lines, adding to our capability to supply cleaner, higher-quality products for automotive, construction and other key markets.

In our bar mill group, we are currently constructing our third rebar micro mill, building on the success of our recent micro mill additions in Missouri and Florida. Located in Lexington, North Carolina, the new rebar mill will help build out infrastructure in the fast-growing I-85 corridor between Washington and Atlanta. We also announced the addition of a melt shop at our bar mill in Kingman, Arizona to meet the growing demand for bar products in the West; and our Illinois bar mill completed commissioning and startup of its new caster, allowing it to provide the full array of MBQ products in the Midwest.

"NUCOR IS A GROWTH COMPANY."

These Grow the Core investments will build on our existing advantages in having the most diverse product offerings and efficient cost model and strengthen our leadership position across product areas.

ACCELERATING GROWTH THROUGH NEW MARKETS

Our market leadership position is a strength, but it also presents a challenge: how does Nucor continue to grow earnings when we are already the market leader in a vast majority of the product areas in which we compete? Our Expand Beyond strategy is about meeting this challenge. Expand Beyond has always been part of Nucor's DNA. Our move into steelmaking back in the 1960s was our first Expand Beyond investment, adding steelmaking to our joist and deck business. That original Expand Beyond investment became our core business decades later. Today, Expand Beyond is about finding new growth platforms in steel-adjacent businesses where we can apply our expertise as an efficient industrial manufacturer.

What are we looking for in these businesses? First, we are looking for efficient manufacturing companies with a performance-oriented, entrepreneurial culture. Next, we are looking for companies that operate outside the traditional steel market cycle; ones that can provide better long-term through-cycle earnings performance that is more sustainable and less cyclical. Finally, we're looking for companies that can generate returns that are much greater than our cost of capital. Since 2020, we have invested over $4.5 billion in Expand Beyond businesses and formed our first four growth platforms: Overhead Doors, Towers & Structures, Insulated Metal Panels, and Warehouse Systems. These new growth platforms are already benefitting our bottom line.

In 2022, we made our largest acquisition in company history with our purchase of C.H.I. Overhead Doors LLC ("C.H.I."). Like Nucor, C.H.I. is an efficient manufacturer


NUCOR

Leon J. Topalian
Chair, President and Chief Executive Officer



"AS A RECYCLING-BASED STEEL PRODUCER, SUSTAINABILITY HAS ALWAYS BEEN AT THE CORE OF NUCOR'S BUSINESS MODEL."



with an impressive track record of growth. C.H.I. has a strong business supplying garage doors to the residential market, but a smaller share of the commercial overhead door market. This is an area where Nucor can help C.H.I. grow by leveraging our strong customer relationships and cross-selling overhead doors with other Nucor product solutions such as insulated metal panels, steel racking and metal buildings. C.H.I. will also capitalize on supply chain synergies by sourcing the majority of its sheet, pipe and tube steel products from Nucor divisions. C.H.I. has the highest growth rate and EBITDA margins of our Expand Beyond platforms, and it is already exceeding our expectations, having achieved 2022 fourth-quarter earnings that were 20% higher than the prior quarter.

Our Nucor Towers & Structures growth platform was formed following our acquisition of Summit Utility Structures, a producer of steel structures for the utility, telecommunications, and transportation sectors. We see considerable growth potential in this market as well, which is why we are building two new state-of-the-art tower production plants. We believe that the $370 billion of clean energy tax incentives within the Inflation Reduction Act will accelerate the demand for new utility infrastructure. We also believe this infrastructure should be steel made in the United States -- the cleanest and most sustainable steel in the world.

We are also seeing good results from our other two growth platforms - Insulated Metal Panels and Nucor Warehouse Systems ("NWS"). The performance of our Insulated Metal Panels Group nearly doubled between the first and second half of the year, and Nucor Warehouse Systems grew with our acquisition of Elite Storage, another steel racking manufacturer. This new business is not just a materials supplier. NWS partners with its customers to provide a full suite of solutions for their warehouse projects, including lighting, stairs, decking and safety systems. Our strong customer relationships and channels to market are creating new opportunities for the businesses that make up these four new growth platforms.

SUSTAINABILITY IS OUR DIFFERENTIATOR

As a recycling-based steel producer, sustainability has always been at the core of Nucor's business model. Today, our sustainable steelmaking method is a competitive advantage as many of our customers are actively working to reduce the carbon footprint of their supply chains. They are asking for products with lower embedded carbon, which are exactly the type of products we make.

We believe our production method gives us a head start on the competition. Nucor's electric arc furnaces have one the lowest greenhouse gas ("GHG") footprints in the world at 0.44 tons of carbon dioxide per ton of steel for the year. This is approximately five times lower than the average blast furnace steel producer. Every time a customer buys steel from a recycled source, they are choosing to reduce the world's greenhouse gas emissions in a meaningful way.

We are not taking this leadership position for granted. We are actively investing in numerous avenues to make additional GHG emission reductions and keep our competitive advantage in sustainability. One of these avenues is finding ways to be more operationally efficient by using less natural gas or fewer raw materials that contain carbon. For example, our micro mills do not have reheat furnaces, lowering our use of natural gas. We are also experimenting with sustainable biocarbon substitutes for charge and injection carbon, and exploring carbon capture technology at our Louisiana DRI plant where the geology should make it feasible.

Building on Virtual Power Purchase Agreements we have signed in recent years, we are moving aggressively to reduce emissions related to our electricity use. Today, nearly 40% of our power comes from clean or renewable energy sources, and we expect that number is only going to grow in the future. Achieving further reductions while maintaining reliable, cost-effective electricity supply requires a practical approach and evaluation of all options. That is why we made an investment this year in NuScale Power, a developer of small modular nuclear reactor technology. The U.S. Nuclear Regulatory Commission recently approved NuScale's design, and the first operational reactor is expected by the end of this decade.

Given our leadership position in sustainability both here in the U.S. and globally, we have become more involved in international efforts to address carbon emissions. Nucor is the first major industrial company in the world to join the UN Carbon-Free Energy Global Compact. We are also a founding member of the Global Steel Climate Council – a coalition advocating for a single transparent global GHG emission standard focused on steelmaking emissions so that customers are aware which companies are producing the cleanest steel products.

Our low carbon footprint allows us to offer customers products no one else can. We shipped the first tons of our net-zero emissions Econiq™ steel to General Motors early in 2022. We are also supplying Econiq to Trane Technologies for their HVAC products. At the end of the year, we had approximately 600,000 tons of Econiq under contract. Customers are recognizing that it makes no sense to build renewable energy projects in North America by importing some of the dirtiest steel on the planet from other countries. So they are coming to Nucor for solutions, and we will deliver those solutions.



> **"WE HAVE ALWAYS KNOWN THAT WHEN YOU CONNECT OVER 31,000 TEAM MEMBERS TO A STRATEGY, AND PROVIDE THEM TOOLS TO DO THEIR JOB, AMAZING RESULTS CAN HAPPEN."**

POSITIVE TRENDS FOR STEEL

As we begin 2023, we see great opportunities ahead for Nucor despite economic uncertainty. There are number of steel demand drivers gathering momentum. A trifecta of legislation passed by Congress – the Infrastructure Investment & Jobs Act, Inflation Reduction Act, and CHIPs Act – will likely fund trillions of dollars in steel intensive projects over the next several years to rebuild traditional infrastructure, build-out clean energy infrastructure, and re-shore manufacturing back to the United States. We believe Nucor's low-carbon steel products will be essential building blocks to our nation's clean energy future, security, and productivity for years to come.

Congratulations again to all of our Nucor teammates on an incredible 2022. I am incredibly proud of how you've executed on our mission to Grow the Core, Expand Beyond and Live Our Culture, and all that we are accomplishing together. We have always known that when you connect over 31,000 team members to a strategy, and provide them the tools to do their job, amazing results happen. And we had amazing results in 2022!

To our stockholders, we appreciate the trust you have in Nucor to invest your capital in projects that are creating long-term value for you and helping to build our nation's economic future. And to our customers who enable our success, we thank you for your business and appreciate the trust you place in Nucor with every order. We will continue to work hard to earn your business.

Sincerely,

Leon J. Topalian
Chair, President & Chief Executive Officer



Fellow Stockholders,

Congratulations to the Nucor team for achieving another record year, following a very strong 2021 with even better performance. New records were set for safety, earnings per share, net income, revenue, and cash from operations, which created significant value for our stockholders. In keeping with its practice of returning at least 40% of annual net earnings, Nucor returned $3.3 billion of value to its stockholders in 2022 through dividend payments and share repurchases. Over the last five years, Nucor has returned $9.7 billion to our stockholders, which is approximately 52% of the company's net earnings.

Nucor teammates did an amazing job this year advancing the company's growth strategy, laying the foundation for continued strong performance in years to come. In 2022, the company invested $2 billion in capital expenditures and made five acquisitions valued at approximately $3.6 billion to grow the core steelmaking business and expand into new steel-related businesses. These investments are all intended to grow Nucor's sustainable long-term earnings power.

There were several changes to the Board of Directors this year. Nucor President and Chief Executive Officer, Leon Topalian, was named Chair of the Board of Directors. The previous Non-Executive Chairman, John Walker, will retire as a director when his current term expires immediately before the 2023 annual meeting. We thank John for leading the Board from 2017 to 2022, and we are grateful for his experience and insight.

We also welcomed a new member to the Board this year, Michael Lamach. Michael brings significant experience in executive leadership, corporate governance, mergers and acquisitions, strategic and operational expertise. Michael served as Chairman and Chief Executive Officer of Trane Technologies after it was spun-off from Ingersoll Rand, and he served in several leadership roles with Ingersoll Rand, including Chairman and Chief Executive Officer.

At our December meeting, the Board of Directors continued Nucor's long-standing practice of increasing its regular quarterly cash dividend on the company's common stock, raising it to $0.51 per share. This was paid to stockholders on February 10th, 2023, and was Nucor's 199th consecutive quarterly cash dividend. Nucor has increased its regular, or base, dividend every year since it first began paying dividends in 1973.

With the declaration of its first quarter dividend on February 21, 2023, Nucor officially joined an elite group of companies that have increased dividends for at least 50 consecutive years. These companies are known as "Dividend Kings," and over the course of five decades, they have survived challenges including recessions, inflation, market crashes, technology shifts, labor shortages, and more.

For more than five decades, Nucor's efficient and sustainable business model has enabled it to steadily grow its earnings power and market share. In 1973, Nucor had total revenue of $113 million from selling 350,000 tons of steel joists and 34,000 tons of bar steel. Nearly fifty years later, in 2022 the company posted revenue of $41.5 billion and shipped over 25 million tons of steel and steel products.

I appreciate the Board's confidence in selecting me to serve as Lead Director for one of the strongest and most diversified industrial manufacturers in the country. We will continue to support Leon and his executive team as they work to execute the company's growth strategy and identify the right opportunities to invest your capital to continue growing Nucor's profitability. Thank you for your investment, and congratulations again to more than 31,000 Nucor teammates on another record year.

Sincerely,



Christopher J. Kearney
Lead Director

CELEBRATING 50 YEARS ON THE NYSE

In 2022, we celebrated 50 years of being listed on the New York Stock Exchange – since July 12, 1972. To mark this anniversary, Nucor teammates had the great honor of ringing the opening bell.

Nucor has changed *a lot* over the last 50 years:

- In 1972, we had one steel mill and four joist plants. Fifty years later, we have grown to 27 steel mills, with two more under construction, in the U.S. and more than 300 locations across North America.
- Nucor has grown our team from 1,800 teammates in 1972 to more than 31,000 today.
- Our revenue in 1972 was $83.6 million, and has grown by more than 13% each year since then to this year's record of $41.51 billion.
- Our annualized Total Stockholder Return on Nucor shares for the 50 years since our NYSE listing was 16%. This compares to about 10.5% for the S&P 500.
- If you invested $100 in Nucor on July 12, 1972, and held the investment for 50 years, it would be worth more than $160,000 today.
- Nucor began paying a dividend to stockholders in 1973 and has increased our base dividend every year since then. We will issue our 200th straight quarterly dividend early in 2023, a streak matched by only a couple of dozen other members of the S&P 500.
- Of approximately 1,500 companies that were listed on the NYSE at the end of 1972, Nucor is one of about 200 that are still listed there today.

This amazing milestone is one shared by our current 31,000+ teammates and all those teammates who came before us. We have come a long way in 50 years on the NYSE and we look forward to the next 50!




NEW YORK STOCK EXCHANGE
NUCOR®
50 YEARS
NUE
LISTED
NYSE


NUCOR






BAR MILLS
SHEET MILLS
BEAM MILLS
PLATE MILLS
NUCOR CORPORATE HEADQUARTERS

Nucor trading office in Lausanne, Switzerland not shown.

In the steel mills segment, Nucor produces sheet steel (hot-rolled, cold-rolled and galvanized), plate steel, structural steel (wide-flange beams, beam blanks, H-piling and sheet piling) and bar steel (blooms, billets, concrete reinforcing bar, merchant bar and engineered special bar quality ("SBQ")). Nucor manufactures steel principally from scrap steel and scrap steel substitutes using electric arc furnaces ("EAFs") along with continuous casting and automated rolling mills. The steel mills segment also includes Nucor's equity method investments in NuMit LLC ("NuMit") and Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM") (see steel joint ventures, below), as well as international trading and distribution companies that buy and sell steel manufactured by the company and other steel producers.

The steel mills segment sells its products primarily to steel service centers, fabricators and manufacturers located throughout the United States, Canada and Mexico. The steel mills segment sold approximately 18,200,000 tons to outside customers in 2022. In 2022, 78% of the shipments made by our steel mills segment were to external customers. The remaining 22% of the steel mills segment's shipments went to our steel products segment.

BAR MILLS

Nucor has 15 bar mills strategically located across the United States that manufacture a broad range of steel products, including concrete reinforcing bars, hot-rolled bars, rounds, light shapes, structural angles, channels, wire rod and highway products in carbon and alloy steels. Four of the bar mills have a significant focus on manufacturing SBQ and wire rod products.

Steel produced by our bar mills has a wide usage serving end markets, including the agricultural, automotive, construction, energy, furniture, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Considering Nucor's production capabilities and the mix of bar products generally produced and marketed, the capacity of the bar mills is estimated at approximately 9,560,000 tons per year.

Reinforcing and merchant bar steel are sold in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders. Our SBQ products are hot-rolled to exacting specifications primarily servicing the automotive, energy, agricultural, heavy equipment and transportation sectors.

In April 2022, Nucor announced that it will build its new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. The new micro mill is currently under construction.

SHEET MILLS

Nucor operates six strategically located sheet mills that utilize thin slab casters to produce flat-rolled steel for automotive, appliance, construction, pipe and tube and many other industrial and consumer applications. Considering Nucor's production capabilities and the mix of flat-rolled products generally produced and marketed, the capacity of the sheet mills is estimated at approximately 13,800,000 tons per year. All of our sheet mills are equipped with galvanizing lines and four of them are equipped with cold rolling mills for further processing of hot-rolled sheet steel.

Nucor produces hot-rolled, cold-rolled and galvanized sheet steel to customers' specifications. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year. We estimate that greater than 85% of our sheet steel sales in 2022 were to contract customers. The balance of our sheet steel sales were made in the spot market at prevailing prices at the time of sale. The number of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base, and our end-use customers' perceptions about future market conditions. These sheet sales contracts are noncancellable agreements that generally incorporate monthly or quarterly price adjustments reflecting changes in the current market-based indices and/or raw material cost, and typically have terms ranging from six to 12 months.

In January 2022, Nucor announced it had selected Mason County, West Virginia as the site for its new 3-million-ton state-of-the-art sheet mill. When operational, the new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.

STRUCTURAL MILLS

Nucor operates two structural mills that produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. Nucor owns a 51% interest in Nucor-Yamato Steel Company (Limited Partnership) ("Nucor-Yamato") located in Blytheville, Arkansas. Nucor-Yamato is the only North American producer of high-strength, low-alloy beams. Common applications for the high-strength, low-alloy beams include gravity columns for high-rise buildings, long-span trusses for stadiums and convention centers, and for all projects where seismic design is a critical factor. The benefits of high strength, low alloy beams are increasingly recognized by Nucor's customers in the construction sector. These include savings in terms of construction time, weight, space, and overall environmental impact. Nucor sells its high-strength, low alloy beams under the trade name AEOS™.

Nucor also owns a steel beam mill in Berkeley County, South Carolina. Considering Nucor's production capabilities and the mix of structural products generally produced and marketed, the capacity of the two structural mills is estimated at approximately 3,250,000 tons per year. Both mills use a special continuous casting method that produces a beam blank closer in shape to that of the finished beam than traditional methods.

Structural steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

PLATE MILLS

Nucor operates three plate mills that produce plate for manufacturers of barges, bridges, heavy equipment, rail cars, refinery tanks, ships, wind towers and other items. Our products are further used in the pipe and tube, pressure vessel, transportation and construction industries. Considering Nucor's production capabilities and the mix of plate products generally produced and marketed, the capacity of the plate mills is estimated at approximately 2,925,000 tons per year.

Nucor completed construction on a state-of-the-art plate mill in Brandenburg, Kentucky that rolled its first plate in December 2022. Final commissioning of the mill and the shipment of its first tons to customers is expected to occur in the first quarter of 2023.

Plate steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

STEEL JOINT VENTURES

Nucor owns 50% interests in a North American sheet steel processing joint venture and a galvanized sheet steel plant in Mexico.

Nucor owns a 50% economic and voting interest in NuMit, a company that owns 100% of the equity interest in Steel Technologies LLC ("Steel Technologies"), an operator of 30 strategically located sheet processing facilities in the United States, Canada and Mexico. Steel Technologies transforms flat-rolled steel into products that meet the exact specifications for customers in a wide range of industries, including the automotive, agricultural and consumer goods markets.

Nucor owns a 50% economic and voting interest in NJSM, a joint venture with JFE Steel Corporation ("JFE") of Japan that operates a galvanized sheet steel plant in central Mexico with an annual capacity of approximately 400,000 tons, that is expected to supply the country's automotive market.




25,000
20,000
15,000
10,000
5,000
thousands of tons
year 13 14 15 16 17 18 19 20 21 22
STEEL PRODUCTION


25,000
20,000
15,000
10,000
5,000
thousands of tons
year 13 14 15 16 17 18 19 20 21 22
STEEL SHIPMENTS TO OUTSIDE CUSTOMERS
TOTAL STEEL SHIPMENTS

A GLOBAL LEADER IN STEELMAKING SUSTAINABILITY


SCOPE 1, 2 & 3
INTENSITY
(METRIC TONS OF
CO_2E PER METRIC
TONS OF STEEL
PRODUCED)
0.77 1.91 2.32
NUCOR
(CIRCULAR)
OVERALL
GLOBAL
BF-BOF
GLOBAL
(EXTRACTIVE)


SCOPE 1 & 2
INTENSITY
(METRIC TONS OF
CO_2E PER METRIC
TONS OF STEEL
PRODUCED)
0.44 1.77 2.21
NUCOR
(CIRCULAR)
OVERALL
GLOBAL
BF-BOF
GLOBAL
(EXTRACTIVE)

*Nucor data is for 2022. Overall Global and BF-BOF Global data is for 2021, which was the latest available information as of the printing of this report.






HAWAII
TUBULAR PRODUCTS
REBAR FABRICATION
VULCRAFT & VERCO
SKYLINE FACILITY
COLD FINISH
BUILDINGS GROUP
STEEL MESH GRATING & FASTENERS
INSULATED METAL PANELS
WAREHOUSE SYSTEMS
OVERHEAD DOORS
TOWERS & STRUCTURES
NUCOR CORPORATE OFFICE

In the steel products segment, Nucor produces steel joists and joist girders, steel deck, hollow structural section ("HSS") steel tubing, electrical conduit, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, steel grating and expanded metal, wire and wire mesh, metal building systems, insulated metal panels, steel racking, overhead doors, and towers and structures for communications and energy transmission. The steel products segment also includes our piling distributor.

Our capabilities in insulated metal panels, steel racking, overhead doors and towers and structures have all been acquired over the past several years as part of our Expand Beyond strategy, which we believe can enhance our profit margins, return on invested capital and free cash flow generation and, over time, accelerate our overall growth while reducing the volatility of our earnings. We are confident that in each of these businesses we can readily leverage our core competencies as a highly efficient manufacturer of steel products, as well as our inclusive, safety focused, performance-oriented culture.

Except for our overhead doors business, which at present is focused primarily on the garage door repair and replacement market, our steel products businesses primarily serve the nonresidential construction and infrastructure markets.

VULCRAFT/VERCO

The Vulcraft/Verco group is the nation's leading producer of open-web steel joists, joist girders and steel decking, which are used primarily for nonresidential building construction. Steel joists and joist girders are produced and marketed throughout the United States by seven domestic Vulcraft facilities. The Vulcraft/Verco group's steel decking is produced and marketed throughout the United States by nine domestic plants. Six of these plants are adjacent to Vulcraft joist facilities. The Vulcraft/Verco group also has two plants in Canada—one in Eastern Canada and one in Western Canada—that produce both joist and deck. The annual joist production capacity is approximately 745,000 tons and the annual deck production capacity is approximately 560,000 tons.

Sales of steel joists, joist girders and steel decking are dependent on the nonresidential building construction market. The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor structural support systems in warehouses, data centers, manufacturing buildings, retail stores, shopping centers, schools, hospitals, and, to a lesser extent, in multi-story buildings and apartments. We make these products to our customers' specifications and typically deliver them directly to a construction site according to a prearranged schedule and sequence. The majority of these contracts are firm, fixed-price contracts that are, in most cases, competitively bid against other suppliers.

Our grating business manufactures and fabricates steel bar grating products at facilities located in North America and serves the new construction and maintenance-related markets. The annual production capacity for our grating business is approximately 48,500 tons.

TUBULAR PRODUCTS

The Nucor Tubular Products ("NTP") group has eight tubular facilities that are strategically located in close proximity to Nucor's sheet mills as they are a consumer of hot-rolled coil.

The NTP group produces HSS steel tubing, mechanical steel tubing, galvanized solar torque tube, piling, sprinkler pipe, heat-treated tubing and electrical conduit. HSS steel tubing, mechanical steel tubing and sprinkler pipe are used in structural and mechanical applications, including nonresidential construction, infrastructure, agricultural, automotive and construction equipment end-use markets. Heat-treated tubing and electrical conduit are primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, schools, office buildings, hotels, stadiums and shopping malls. Solar torque tube is an essential component for ground-mount solar systems.

REBAR FABRICATION

Harris Steel ("Harris") fabricates, installs and distributes rebar for a wide variety of construction work classified as infrastructure (e.g., highways, bridges, reservoirs, utilities and airports) and various building projects, including manufacturing facilities, warehouses, data centers, hospitals, schools, stadiums, commercial office buildings and multi-tenant residential construction. We sell and install fabricated reinforcing products primarily on a construction contract bid basis.

Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and protect the concrete from cracking. In many markets, Harris sells reinforcing products on an installed basis (i.e., Harris fabricates the reinforcing products for a specific application and performs the installation). Harris operates nearly 70 fabrication facilities across the United States and Canada, with each facility serving a local market. Total annual rebar fabrication capacity is approximately 1,736,000 tons.

PILING PRODUCTS

Skyline Steel LLC and its subsidiaries ("Skyline") are primarily a steel foundation distributor serving the North American market. Skyline distributes products to service marine construction, bridge and highway construction, heavy civil construction, flood protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline also manufactures a complete line of geostructural foundation solutions, including threaded bar, micropile, strand anchors and hollow bar. It also processes and fabricates spiral weld pipe piling, rolled and welded pipe piling, and cold-formed sheet piling.

COLD FINISH

Nucor Cold Finish ("NCF") is the largest and most diversified producer of cold finished bar products for a wide range of industrial markets in North America, with assets in Canada, Mexico and throughout the United States. The total capacity of the Nucor Cold Finished Bar and Wire facilities is approximately 1,069,000 tons per year.

Nucor's cold finished facilities are among the most modern in the world, producing cold finished bars for the most demanding applications. NCF obtains most of its steel from the Nucor bar mills, ensuring consistent quality and supply through all market conditions. These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. NCF produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars are purchased by the appliance, automotive, construction equipment, electric motor, farm machinery and fluid power industries, as well as by service centers. NCF bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

Nucor owns a fully integrated precision castings company, Corporacion POK, S.A. de C.V. ("POK"), with a facility in Guadalajara, Mexico. POK produces complex castings and precision machined products used by the oil and gas, mining and sugar processing industries. POK produces a wide array of precision castings using steel, bronze, iron and specialty alloys. POK complements NCF's businesses and Nucor's cold finish facility in Monterrey, Mexico.

STEEL MESH AND FASTENERS

Nucor manufactures wire products and industrial fasteners.

Nucor produces mesh at Nucor Steel Connecticut, Inc. and Nucor Wire Products Utah. Nucor also produces mesh in Canada at the Harris operations of Laurel Steel. The combined annual production capacity of the steel mesh facilities is approximately 128,000 tons.

Nucor Fastener's bolt-making facility in Indiana produces carbon and alloy steel hex head cap screws, hex bolts, structural bolts, nuts and washers, finished hex nuts and custom-engineered fasteners. Nucor fasteners are used in a broad range of markets, including automotive, machine tool, farm implement, construction and military applications. The annual production capacity of this facility is approximately 75,000 tons.

BUILDINGS GROUP

Nucor's buildings group is the nation's leading supplier of pre-engineered metal buildings. Nucor produces metal buildings and components throughout the United States under the following brands: Nucor Building Systems, American Buildings Company, Kirby Building Systems and CBC Steel Buildings. In total, the Nucor Buildings group currently has an annual capacity of approximately 360,000 tons.

The sizes of the buildings that can be produced range from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce cost-effective, energy efficient, aesthetically pleasing buildings designed to the customers' special requirements. The buildings are sold primarily through independent builder distribution networks in order to provide fast-track, customized solutions for building owners. The primary markets served are commercial, industrial and institutional buildings, including distribution centers, data centers, automobile dealerships, retail centers, schools and manufacturing facilities.

INSULATED METAL PANELS ("IMP")

We established this business with the acquisition of Truecore, LLC ("TrueCore") in 2019, and in August 2021, expanded significantly by purchasing the assets of the insulated metal panels business of Cornerstone Building Brands, Inc., which was comprised of two industry leading brands, CENTRIA and Metl-Span. We believe these acquisitions will broaden the value-added solutions that the Nucor Buildings group can provide to targeted end markets such as warehousing, distribution and

data centers. We expect these end-use markets to continue to grow in the coming years and that the use of IMP products within them will also increase. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations related GHG emissions for owners and lessees.

NUCOR WAREHOUSE SYSTEMS

In April 2022, Nucor purchased the steel racking manufacturer, Elite Storage Solutions. This acquisition combined with Nucor's initial steel racking business, Hannibal Industries, Inc. ("Hannibal"), form the Nucor Warehouse Systems ("NWS") group. NWS produces and installs custom designed steel racking systems for a variety of applications, including data centers and warehouses. NWS has three manufacturing locations and has an annual production capacity of approximately 168,000 tons.

OVERHEAD DOORS

In June 2022, Nucor acquired C.H.I. Overhead Doors, LLC ("C.H.I."), a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. We intend to grow C.H.I.'s business by gaining further market share in both residential and commercial markets, and believe that by leveraging Nucor's existing sales channels into the broader nonresidential construction market we can facilitate C.H.I.'s continuing growth. C.H.I. has two manufacturing locations.

TOWERS & STRUCTURES

In August 2022, Nucor acquired Summit Utility Structures LLC and a related company, Sovereign Steel Manufacturing LLC. These companies form Nucor Towers & Structures ("NTS"). NTS produces metal poles and other steel structures for utility infrastructure and highway signage. NTS has one manufacturing location and an annual production capacity of approximately 10,000 tons.

In December 2022, Nucor announced it will build two new manufacturing locations to expand NTS at to be determined locations in the Midwest and Southeast.



In the raw materials segment, Nucor produces DRI; brokers ferrous and nonferrous metals, pig iron, HBI and DRI; supplies ferro-alloys; and processes ferrous and nonferrous scrap metal. The raw materials segment also includes our natural gas production operations and our industrial gas business, Universal Industrial Gases. Nucor's raw materials investments are focused on creating an advantage for its steelmaking operations, through a global information network and a multi-pronged and flexible approach to raw materials supply.

SCRAP RECYCLING AND BROKERAGE OPERATIONS

DJJ operates six regional scrap recycling companies across the United States that together have shredders capable of processing approximately 5,824,000 tons of ferrous scrap annually. DJJ's scrap recycling operations use industry-leading expertise and technology to maximize metal recovery and minimize waste.

DJJ is the leading broker of ferrous scrap in North America and is a global trader of scrap metal, pig iron and other metallics. In addition to sourcing steel scrap for Nucor's mills, DJJ is a global trader of ferro-alloys and nonferrous metals. DJJ's logistics team owns and operates one of the largest independent fleets of railcars in the United States dedicated to the movement of scrap and steel and also offers railcar leasing and railcar fleet management services. These activities have strategic value to Nucor as the leading and most diversified North American steel producer.

Our primary external customers for ferrous scrap are EAF steel mills and foundries that use ferrous scrap as a raw material in their manufacturing process. External customers purchasing nonferrous scrap metal include aluminum can producers, secondary aluminum smelters, steel mills, and other processors and consumers of various nonferrous metals. We market scrap metal products and related services to our external customers through in-house sales forces. In 2022, approximately 8% of the ferrous and nonferrous metals and scrap substitute tons we brokered and processed were sold to external customers. We consumed the balance in our steel mills.

DIRECT REDUCED IRON OPERATIONS

DRI is a substitute material for high-quality grades of scrap and pig iron. Nucor operates two DRI plants with a combined annual capacity of approximately 4,500,000 metric tons of material with world-class metallization rates and carbon


TRINIDAD
SCRAP PROCESSING
BROKERAGE OFFICES
DRI PLANTS
OTHER
NUCOR CORPORATE OFFICE

content. Nucor's wholly owned subsidiary, Nu-Iron Unlimited, is located in Trinidad and benefits from a low-cost supply of natural gas and favorable logistics for inbound iron ore and shipment of DRI to the United States. Nucor's second DRI plant in Louisiana also benefits from favorable logistics and proximity to its steel mill customers.

Nucor's DRI production and brokering capabilities provide our steel mills flexibility to quickly adjust their metallic input mix to changing market conditions, enabling them to maintain cost competitiveness in the often-volatile ferrous scrap market. With the potential for high-quality scrap to become scarcer, coupled with the risk of third-party supplier disruptions, Nucor's DRI facilities provide a greater degree of certainty over metallics supply to its steel mills.

NATURAL GAS PRODUCTION PROGRAMS

Nucor owns operating wells and leasehold interests in natural gas properties in the Piceance Basin in the Western Slope of Colorado. Nucor's access to a long-term, low-cost supply of natural gas is a component in the execution of Nucor's raw material strategy. Natural gas produced by Nucor's production operations is being sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana and our steel mills in the United States.

UNIVERSAL INDUSTRIAL GASES (UIG)

Nucor acquired UIG in 2019 so that we would have the capability to build and operate our own air separation units ("ASU") to serve our steel mills, providing us with an alternative to long term service contracts with outside providers. Where economies of scale and regional market conditions warrant, we can also sell excess output from these plants on a merchant basis. As of December 31, 2022, Nucor had five industrial gas plants operating, and five others at various stages of commissioning, construction or planning.



DIVERSIFIED PRODUCT MIX
TOTAL TONS SOLD TO OUTSIDE CUSTOMERS IN 2022


Sheet
Bar
Structural
Plate
Joist
Deck
Tubular Products
Rebar Fabrication
Other Downstream
Raw Materials
34%
24%
7%
6%
3%
2%
4%
5%
6%
9%


36,000
30,000
24,000
18,000
12,000
6,000
thousands of tons
1,500
1,250
1,000
750
500
250
dollars
year
18
19
20
21
22

TOTAL TONS SOLD TO OUTSIDE CUSTOMERS
AVERAGE SALES PRICE PER TON


500
400
300
200
100
dollars
year
20
4th Q 20
21
4th Q 21
22
4th Q 22

AVERAGE SCRAP AND SCRAP SUBSTITUTE COST PER GROSS TON USED


$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
60%
50%
40%
30%
20%
10%
year
18
19
20
21
22
DILUTED EARNINGS PER SHARE
RETURN ON AVERAGE STOCKHOLDERS' EQUITY


12,000
10,000
8,000
6,000
4,000
2,000
millions of dollars
year
18
19
20
21
22

CASH PROVIDED BY OPERATIONS



10%
11%
47%
32%

STEEL CAPACITY
AT DECEMBER 31, 2022

Product	Thousands of Tons
Sheet	13,800
Bar	9,560
Structural	3,250
Plate	2,925
Total	29,535



<1%
1%
2%
1%
3%
2%
1%
6%
9%
11%
16%
21%
27%

STEEL PRODUCTS CAPACITY
AT DECEMBER 31, 2022

Product	Thousands of Tons
Rebar Fabrication	1,736
Tubular	1,365
Cold Finish	1,069
Joist	745
Deck	560
Buildings Group	360
Insulated Metal Panel	97
Steel Mesh	128
Grating	49
Fastener	75
Warehouse Systems	168
Overhead Doors	125
Towers & Structures	10
Total	6,487

BOARD OF DIRECTORS



BOARD OF DIRECTORS, from left-to-right: John H. Walker, Nadja Y. West, Joseph D. Rupp, Laurette T. Koellner, Leon J. Topalian, Christopher J. Kearney, Michael W. Lamach, Patrick J. Dempsey, Norma B. Clayton

BOARD OF DIRECTORS

Norma B. Clayton
Retired Vice President,
The Boeing Company

Patrick J. Dempsey
Retired President & CEO,
Barnes Group Inc.

Christopher J. Kearney
Lead Director, Nucor Corporation
Retired Chairman, CEO & President,
SPX FLOW, Inc.

Laurette T. Koellner
Retired President,
Boeing International

Michael W. Lamach
Retired Executive Chair & CEO,
Trane Technologies plc

Joseph D. Rupp
Retired Chairman and CEO,
Olin Corporation

Leon J. Topalian
Chair, President and Chief Executive Officer, Nucor Corporation

John H. Walker
Former Non-Executive Chair,
Nucor Corporation

Retired Chairman and CEO, Global Brass and Copper Holdings, Inc.

Nadja Y. West
Lieutenant General,
U.S. Army (Retired) & Former Commanding General of U.S. Army Medical Command

EXECUTIVE MANAGEMENT

CORPORATE OFFICE

Leon J. Topalian
Chair, President and
Chief Executive Officer

Stephen D. Laxton
Chief Financial Officer, Treasurer
and Executive Vice President

David A. Sumoski
Chief Operating Officer

Allen C. Behr
Executive Vice President
Plate and Structural Products

Noah C. Hanners
Executive Vice President
Raw Materials

John J. Hollatz
Executive Vice President
Bar, Engineered Bar and
Rebar Fabrication Products

Douglas J. Jellison
Executive Vice President
Strategy

Gregory J. Murphy
Executive Vice President
Business Services and
General Counsel

Daniel R. Needham
Executive Vice President
Commercial

K. Rex Query
Executive Vice President
Sheet and Tubular Products

D. Chad Utermark
Executive Vice President
New Markets and Innovation

Dominic Allam
General Manager of
Automotive Solutions

Edmund R. Aller
Vice President of Nucor
President of Nucor Buildings Group

Donald A. Barney
General Manager of
Commercial Bar Products

Chad Beard
Vice President of Nucor
President of Harris Rebar USA

Christopher J. Bedell
General Manager of Corporate
Legal Affairs

Patrick Dempsey
General Manager of
Commercial Sheet Products

A. Rae Eagle
Vice President and
Corporate Secretary

Frank M. Fisher, Jr.
General Manager of
Commercial Energy Strategy

Jon P. Hayes
Vice President of Construction

Jason R. Himmer
General Manager of Logistics

E. Alex Hoffman
Vice President of Business Development

Michael D. Keller
Vice President and Corporate Controller

Daniel W. Krug
Vice President of Talent

Donovan E. Marks
Vice President of
Human Resources and Safety

Matthew Menscer
General Manager of Internal Audit

Tomas A. Miller
Vice President of Environmental Affairs

Shannon L. Phillips
Vice President of Nucor
President of Vulcraft/Verco Group

Benjamin M. Pickett
Vice President of Public Affairs

Mark Schaefer
General Manager of Special Projects

Randy J. Spicer
Vice President of Nucor
President of Nucor Tubular Products

Tabitha S. Stine
General Manager of Construction
Solutions Services

Jack Sullivan
General Manager of Investor Relations

Bradford G. True
General Manager of Resource
Development

Chris D. Trunck
Vice President of Taxes

Sushma S. Walker
Vice President of Nucor
President of Nucor Business Technology

Douglas R. Wilner
Vice President of Corporate
Legal Affairs

OPERATING FACILITIES

Kevin E. Barksdale
Vice President, General Manager
Nucor Steel Birmingham, Inc.
Birmingham, Alabama

Thomas J. Batterbee
Vice President, General Manager
Bar Mill Division
Darlington, South Carolina

Matthew Blitch
General Manager
Nucor Steel Kingman, LLC
Kingman, Arizona

Matt Brooks
Vice President, General Manager
Nucor Steel Tuscaloosa, Inc.
Tuscaloosa, Alabama

Nucor Steel Longview LLC
Longview, Texas

Troy A. Brooks III
Vice President, General Manager
Bar Mill Division
Jewett, Texas

Thad W. Chapman
Vice President, General Manager
Vulcraft Division
Norfolk, Nebraska

Jason Curtis
Vice President, General Manager
Nucor Steel Auburn, Inc.
Auburn, New York

Jeffrey Davis
Vice President, General Manager
Western Metals Recycling and
Texas Port Recycling
Salt Lake City, Utah

Mark Davis
General Manager
Advantage Metals Recycling
St. Louis, Missouri

Laurent DeMey
General Manager
Nucor Towers & Structures

Clay Dodgen
Vice President, General Manager
Nucor Buildings Group
Terrell, Texas

Bob Eviston
Vice President, General Manager
River Metals Recycling and
Metal Recycling Services
Newport, Kentucky

John C. Farris
Vice President, General Manager
Nucor Steel West Virginia LLC
Apple Grove, West Virginia

B. Samuel Fishleder
Vice President, General Manager
Plate Mill Division
Hertford County, North Carolina

Bradley Ford
Vice President, General Manager
Nucor Steel Decatur, LLC
Decatur, Alabama

Nathan Fraser
Vice President, General Manager
Sheet Mill Division
Crawfordsville, Indiana

Jason Freidenberger
Vice President, General Manager
Vulcraft Division
Florence, South Carolina

Joe Fronzaglio
Vice President, General Manager
Vulcraft Division
St. Joe, Indiana

Jerald E. Gaines, Jr.
Vice President, General Manager
Sheet Mill Division
Hickman, Arkansas

Darin Gardner
Vice President, General Manager
Vulcraft Division
Brigham City, Utah

Tim Geary
General Manager
American Buildings Company
El Paso, Illinois

Calvin Hart
Vice President, General Manager
Nucor Steel Louisiana LLC
St. James Parish, Louisiana

John Heden
General Manager
Nucor Steel Connecticut, Inc.
Wallingford, Connecticut

Michael Hess
Vice President, General Manager
Bar Mill Division
Lexington, North Carolina

Johnny E. Jacobs
Vice President, General Manager
Plate Mill Division
Brandenburg, Kentucky

Alan Johnson
Vice President, General Manager
Vulcraft of New York, Inc.
Chemung, New York

Ronald K. Kessel, Jr.
Vice President, General Manager
Nucor Steel Sedalia LLC
Sedalia, Missouri

Kris Kutterer
General Manager
Nucor Buildings Group West

Scott Laurenti
Vice President, General Manager
Nucor Steel Gallatin LLC
Ghent, Kentucky

Michael D. Lee
Vice President, General Manager
Sheet Mill Division, Beam Mill Division
Berkeley County, South Carolina

Christopher N. Locke
Vice President, General Manager
Nucor Steel Jackson, Inc.
Jackson, Mississippi

Joseph B. Loosle
Vice President, General Manager
Fastener Division
St. Joe, Indiana

Matthew J. Lyons
Vice President, General Manager
Nucor Steel Seattle, Inc.
Seattle, Washington

Eugene McManus
General Manager
U.S. Rebar Fabrication

Eric J. Mitchell
Vice President, General Manager
Nucor Steel Marion, Inc.
Marion, Ohio

Greg Mittendorf
Vice President, General Manager
Verco Decking, Inc.
Phoenix, Arizona

Zach Moon
Vice President, General Manager
California Steel Industries, Inc.
Fontana, California

Curtis Moore
Vice President, General Manager
Nu-Iron Unlimited
Point Lisas, Trinidad

Kenneth D. Nichols, Jr.
Vice President, General Manager
Cold Finish

Eric A. Nystrom
Vice President, General Manager
Cold Finish

David Olmsted
Vice President, General Manager
Hannibal Industries, Inc.
Vernon, California

Brian T. Phillippi
Vice President, General Manager
Trademark Metals Recycling
Tampa, Florida

Nathan P. Pranger
Vice President, General Manager
Nucor Buildings Group
Swansea, South Carolina

John Pressly
General Manager
Latin America

Eric Radtke
General Manager
Nucor Tubular Products
Chicago, Illinois

Chris Rice
Vice President, General Manager
Vulcraft Division
Grapeland, Texas

Gary Richmond
President and Chief Executive Officer
Harris Steel Group Inc.

Robin Rose
General Manager
Cold Finish

Trevor Saunders
Vice President, General Manager
The David J. Joseph Company
Cincinnati, Ohio

Robert Singleton
General Manager
Nucor Tubular Products
Decatur, Alabama

David R. Smith
Vice President, General Manager
Nucor Steel Memphis, Inc.
Memphis, Tennessee

Jason Smith
Vice President of Nucor
President of Skyline Steel LLC

Mark G. Specht
Vice President, General Manager
Kirby Building Systems LLC
Portland, Tennessee

Nickole M. Taylor
Vice President, General Manager
Nucor Tubular Products
Louisville, Kentucky

Johanna L. Threm
Vice President, General Manager
Bar Mill Division
Norfolk, Nebraska

Kevin Van de Ven
Vice President, General Manager
Nucor Steel Kankakee, Inc.
Kankakee, Illinois

Mark Van Dyken
Vice President, General Manager
Nucor Building Systems Division
Waterloo, Indiana

Joshua S. Wall
Vice President, General Manager
Nucor Insulated Panel Group LLC

Timothy T. Whalen
Vice President, General Manager
Vulcraft Division
Fort Payne, Alabama

M. Drew Wilcox
Vice President, General Manager
Nucor Steel Florida Inc.
Frostproof, Florida

Jon D. Witherow
Vice President, General Manager
Nucor-Yamato Steel Company
Blytheville, Arkansas

Adam Zewe
General Manager
Bar Mill Division
Plymouth, Utah

CORPORATE OFFICE

1915 Rexford Road
Charlotte, North Carolina 28211
Phone 704/366-7000
Fax 704/362-4208

STOCK TRANSFERS
DIVIDEND DISBURSING
DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Phone 877/715-0504
Fax 718/236-2641

ANNUAL MEETING

The 2023 annual meeting of stockholders will be held at 9:00 a.m., Eastern Time, on Thursday, May 11, 2023. To participate in the annual meeting, visit www.virtualshareholdermeeting.com/NUE2023.

STOCK LISTING

Nucor's common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2023, there were approximately 12,000 stockholders of record.

FORM 10-K

A copy of Nucor's 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") is available to stockholders without charge upon request to A. Rae Eagle, Vice President and Corporate Secretary, at Nucor's corporate office.

INTERNET ACCESS

Nucor's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports, as well as proxy statements and other information, are on Nucor's website, www.nucor.com, as soon as reasonably practicable after Nucor files these documents electronically with, or furnishes them to, the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data.

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in each of Nucor common stock, the S&P 500 Index and the S&P 1500 Steel Index, all at year-end 2017. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 36% of the S&P 1500 Steel Index at year-end 2022 (36% at year-end 2017).


250
200
150
100
50
dollars
2017
2018
2019
2020
2021
2022
STOCK PERFORMANCE
Nucor Corporation
S&P 500 Index
S&P 1500 Steel Group Index

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.

FSC www.fsc.org MIX Paper from responsible sources FSC® C017621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 1-4119

NUCOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-1860817 (I.R.S. Employer Identification No.)
1915 Rexford Road, Charlotte, North Carolina (Address of principal executive offices)	28211 (Zip Code)

Registrant's telephone number, including area code: (704) 366-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.40 per share	NUE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates was approximately $27.49 billion based upon the closing sales price of the registrant's common stock on the last business day of the registrant's most recently completed second fiscal quarter, July 2, 2022.

The number of shares of the registrant's common stock outstanding as of February 21, 2023 was 251,929,269.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the United States Securities and Exchange Commission in connection with the registrant's 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this report to the extent described herein.

Nucor Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2022

Table of Contents

PART I

Item 1. Business.

Overview

Nucor Corporation, a Delaware corporation incorporated in 1958, and its affiliates ("Nucor," the "Company," "we," "us" or "our") manufacture steel and steel products. The Company also produces direct reduced iron ("DRI") for use in its steel mills. Through The David J. Joseph Company and its affiliates ("DJJ"), the Company also processes ferrous and nonferrous metals and brokers ferrous and nonferrous metals, pig iron, hot briquetted iron ("HBI") and DRI. Most of the Company's operating facilities and customers are located in North America. The Company's operations include international trading and sales companies that buy and sell steel and steel products manufactured by the Company and others.

Nucor is North America's largest recycler, using scrap steel as the primary raw material in producing steel and steel products. In 2022, we recycled approximately 17.8 million gross tons of scrap steel.

Segments, Principal Products Produced, and Markets and Marketing

Nucor reports its results in three segments: steel mills, steel products and raw materials. The steel mills segment is Nucor's largest segment, representing 58% of the Company's sales to external customers in the year ended December 31, 2022.

We market products from the steel mills and steel products segments mainly through in-house sales forces. We also utilize our internal distribution and trading companies to market our products abroad. The markets for these products are largely tied to nonresidential construction, durable goods and capital spending that are affected by changes in general economic conditions.

We are a leading domestic provider for most of the products we supply, and, in many cases (e.g., structural steel, merchant bar steel, steel joist and deck, pre-engineered metal buildings, steel piling, cold finish bar steel, steel electrical conduit pipe and insulated metal panels), we are the leading supplier.

In recent years we have embarked on a strategy to advance Nucor's growth and further its value creation, as summarized in our Mission Statement: Grow the Core, Expand Beyond and Live Our Culture.

We have examined and prioritized high return on investment growth opportunities across our core steelmaking, steel products and raw materials operations, and we have identified and executed on several acquisitions and investments to expand the products and services we offer beyond our traditional capabilities. We believe that the Expand Beyond growth opportunities we are pursuing leverage our core competency as a highly efficient, industrial manufacturer working primarily with steel and steel products, while positioning us to generate attractive profit margins and returns on our invested capital selling products into growing end markets.

Our business strategy shapes "what" we do, while the Nucor Way shapes "how" we go about doing it. We believe adherence to the key tenets of our culture as reflected in the Nucor Way is a powerful differentiator for Nucor and positions the Company favorably to deliver ongoing stockholder value to our investors.


THE NUCOR WAY
SAFETY
INTEGRITY
TRUST
INNOVATION
OPEN COMMUNICATION
TEAMWORK
INCLUSION
COURAGE
CAN-DO ATTITUDE
OWNERSHIP
NUCOR
CULTURAL VALUES

Steel mills segment

In the steel mills segment, Nucor produces sheet steel (hot-rolled, cold-rolled and galvanized), plate steel, structural steel (wide-flange beams, beam blanks, H-piling and sheet piling) and bar steel (blooms, billets, concrete reinforcing bar, merchant bar and engineered special bar quality ("SBQ")). Nucor manufactures steel principally from scrap steel and scrap steel substitutes using electric arc furnaces ("EAFs") along with continuous casting and automated rolling mills. The steel mills segment also includes Nucor's equity method investments in NuMit LLC ("NuMit") and Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM") (see "Steel joint ventures"- below), as well as international trading and distribution companies that buy and sell steel manufactured by the Company and other steel producers.

The steel mills segment sells its products primarily to steel service centers, fabricators and manufacturers located throughout the United States, Canada and Mexico. The steel mills segment sold approximately 18,200,000 tons to outside customers in 2022. In 2022, 78% of the shipments made by our steel mills segment were to external customers. The remaining 22% of the steel mills segment's shipments went to our steel products segment.

- *Bar mills* - Nucor has 15 bar mills strategically located across the United States that manufacture a broad range of steel products, including concrete reinforcing bars, hot-rolled bars, rounds, light shapes, structural angles, channels, wire rod and highway products in carbon and alloy steels. Four of the bar mills have a significant focus on manufacturing SBQ and wire rod products.

  Steel produced by our bar mills has a wide usage serving end markets, including the agricultural, automotive, construction, energy, furniture, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Considering Nucor's production capabilities and the mix of bar products generally produced and marketed, the capacity of the bar mills is estimated at approximately 9,560,000 tons per year.

Reinforcing and merchant bar steel are sold in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders. Our SBQ products are hot-rolled to exacting specifications primarily servicing the automotive, energy, agricultural, heavy equipment and transportation sectors.

In April 2022, Nucor announced that it will build its new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. The new micro mill is currently under construction.

- *Sheet mills* - Nucor operates six strategically located sheet mills that utilize thin slab casters to produce flat-rolled steel for automotive, appliance, construction, pipe and tube and many other industrial and consumer applications. Considering Nucor's production capabilities and the mix of flat-rolled products generally produced and marketed, the capacity of the sheet mills is estimated at approximately 13,800,000 tons per year. All of our sheet mills are equipped with galvanizing lines and four of them are equipped with cold rolling mills for further processing of hot-rolled sheet steel.

  Nucor produces hot-rolled, cold-rolled and galvanized sheet steel to customers' specifications. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year. We estimate that greater than 85% of our sheet steel sales in 2022 were to contract customers. The balance of our sheet steel sales were made in the spot market at prevailing prices at the time of sale. The number of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base, and our end-use customers' perceptions about future market conditions. These sheet sales contracts are noncancellable agreements that generally incorporate monthly or quarterly price adjustments reflecting changes in the current market-based indices and/or raw material cost, and typically have terms ranging from six to 12 months.

  In January 2022, Nucor announced it had selected Mason County, West Virginia as the site for its new 3-million-ton state-of-the-art sheet mill. When operational, the new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.

- *Structural mills* - Nucor operates two structural mills that produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. Nucor owns a 51% interest in Nucor-Yamato Steel Company (Limited Partnership) ("Nucor-Yamato") located in Blytheville, Arkansas. Nucor-Yamato is the only North American producer of high-strength, low-alloy beams. Common applications for the high-strength, low-alloy beams include gravity columns for high-rise buildings, long-span trusses for stadiums and convention centers, and for all projects where seismic design is a critical factor. The benefits of high-strength, low-alloy beams are increasingly recognized by Nucor's customers in the construction sector. These include savings in terms of construction time, weight, space, and overall environmental impact. Nucor sells its high-strength, low-alloy beams under the trade name AEOS™.

  Nucor also owns a steel beam mill in Berkeley County, South Carolina. Considering Nucor's production capabilities and the mix of structural products generally produced and marketed, the capacity of the two structural mills is estimated at approximately 3,250,000 tons per year. Both mills use a special continuous casting method that produces a beam blank closer in shape to that of the finished beam than traditional methods.

  Structural steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

- *Plate mills* - Nucor operates three plate mills that produce plate for manufacturers of barges, bridges, heavy equipment, rail cars, refinery tanks, ships, wind towers and other items. Our products are further used in the pipe and tube, pressure vessel, transportation and

construction industries. Considering Nucor's production capabilities and the mix of plate products generally produced and marketed, the capacity of the plate mills is estimated at approximately 2,925,000 tons per year.

Nucor completed construction on a state-of-the-art plate mill in Brandenburg, Kentucky that rolled its first plate in December 2022. Final commissioning of the mill and the shipment of its first tons to customers are expected to occur in the first quarter of 2023.

Plate steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

- *Steel joint ventures* - Nucor owns 50% interests in a North American sheet steel processing joint venture and a galvanized sheet steel plant in Mexico.

  Nucor owns a 50% economic and voting interest in NuMit, a company that owns 100% of the equity interest in Steel Technologies LLC ("Steel Technologies"), an operator of 30 strategically located sheet processing facilities in the United States, Canada and Mexico. Steel Technologies transforms flat-rolled steel into products that meet the exact specifications for customers in a wide range of industries, including the automotive, agricultural and consumer goods markets.

  Nucor owns a 50% economic and voting interest in NJSM, a joint venture with JFE Steel Corporation ("JFE") of Japan that operates a galvanized sheet steel plant in central Mexico with an annual capacity of approximately 400,000 tons, that is expected to supply the country's automotive market.

Steel products segment

In the steel products segment, Nucor produces steel joists and joist girders, steel deck, hollow structural section ("HSS") steel tubing, electrical conduit, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, steel grating and expanded metal, wire and wire mesh, metal building systems, insulated metal panels, steel racking, overhead doors, and utility towers and structures for communications and energy transmission. The steel products segment also includes our piling distributor.

Our capabilities in insulated metal panels, steel racking, overhead doors and towers and structures have all been acquired over the past several years as part of our Expand Beyond strategy, which we believe can enhance our profit margins, return on invested capital and free cash flow generation and, over time, accelerate our overall growth while reducing the volatility of our earnings. We are confident that in each of these businesses we can readily leverage our core competencies as a highly efficient manufacturer of steel products, as well as our inclusive, safety-focused, performance-oriented culture.

Except for our overhead doors business, which at present is focused primarily on the garage door repair and replacement market, our steel products businesses primarily serve the nonresidential construction and infrastructure markets.

- *Vulcraft/Verco* – The Vulcraft/Verco group is the nation's leading producer of open-web steel joists, joist girders and steel decking, which are used primarily for nonresidential building construction. Steel joists and joist girders are produced and marketed throughout the United States by seven domestic Vulcraft facilities. The Vulcraft/Verco group's steel decking is produced and marketed throughout the United States by nine domestic plants. Six of these plants are adjacent to Vulcraft joist facilities. The Vulcraft/Verco group also has two plants in Canada—one in Eastern Canada and one in Western Canada—that produce both joist and deck. The annual joist production capacity is approximately 745,000 tons and the annual deck production capacity is approximately 560,000 tons.

Sales of steel joists, joist girders and steel decking are dependent on the nonresidential building construction market. The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor structural support systems in warehouses, data centers, manufacturing buildings, retail stores, shopping centers, schools, hospitals, and, to a lesser extent, in multi-story buildings and apartments. We make these products to our customers' specifications and typically deliver them directly to a construction site according to a prearranged schedule and sequence. The majority of these contracts are firm, fixed-price contracts that are, in most cases, competitively bid against other suppliers.

Our grating business manufactures and fabricates steel bar grating products at facilities located in North America and serves the new construction and maintenance-related markets. The annual production capacity for our grating business is approximately 48,500 tons.

- *Tubular products* – The Nucor Tubular Products ("NTP") group has eight tubular facilities that are strategically located in close proximity to Nucor's sheet mills as they are a consumer of hot-rolled coil. The NTP group produces HSS steel tubing, mechanical steel tubing, galvanized solar torque tube, piling, sprinkler pipe, heat-treated tubing and electrical conduit. HSS steel tubing, mechanical steel tubing and sprinkler pipe are used in structural and mechanical applications, including nonresidential construction, infrastructure, agricultural, automotive and construction equipment end-use markets. Heat-treated tubing and electrical conduit are primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, schools, office buildings, hotels, stadiums and shopping malls. Solar torque tube is an essential component for ground-mount solar systems.

- *Rebar fabrication* – Nucor Harris Rebar ("Harris") fabricates, installs and distributes rebar for a wide variety of construction work classified as infrastructure (e.g., highways, bridges, reservoirs, utilities and airports) and various building projects, including manufacturing facilities, warehouses, data centers, hospitals, schools, stadiums, commercial office buildings and multi-tenant residential construction. We sell and install fabricated reinforcing products primarily on a construction contract bid basis.

  Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and protect the concrete from cracking. In many markets, Harris sells reinforcing products on an installed basis (i.e., Harris fabricates the reinforcing products for a specific application and performs the installation). Harris operates nearly 70 fabrication facilities across the United States and Canada, with each facility serving a local market. Total annual rebar fabrication capacity is approximately 1,736,000 tons.

- *Piling products* - Skyline Steel LLC and its subsidiaries ("Skyline") are primarily a steel foundation distributor serving the North American market. Skyline distributes products to service marine construction, bridge and highway construction, heavy civil construction, flood protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline also manufactures a complete line of geostructural foundation solutions, including threaded bar, micropile, strand anchors and hollow bar. It also processes and fabricates spiral weld pipe piling, rolled and welded pipe piling, and cold-formed sheet piling.

- *Cold finish* - Nucor Cold Finish ("NCF") is the largest and most diversified producer of cold finished bar products for a wide range of industrial markets in North America, with assets in Canada, Mexico and throughout the United States. The total capacity of the Nucor cold finished bar and wire facilities is approximately 1,069,000 tons per year.

  Nucor's cold finished facilities are among the most modern in the world, producing cold finished bars for the most demanding applications. NCF obtains most of its steel from the Nucor bar mills, ensuring consistent quality and supply through all market conditions. These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. NCF produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars are purchased by the appliance,

automotive, construction equipment, electric motor, farm machinery and fluid power industries, as well as by service centers. NCF bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

Nucor owns a fully integrated precision castings company, Corporacion POK, S.A. de C.V. ("POK"), with a facility in Guadalajara, Mexico. POK produces complex castings and precision machined products used by the oil and gas, mining and sugar processing industries. POK produces a wide array of precision castings using steel, bronze, iron and specialty alloys. POK complements NCF's businesses and Nucor's cold finish facility in Monterrey, Mexico.

- *Steel mesh and fasteners* – Nucor manufactures wire products and industrial fasteners.

  Nucor produces mesh at Nucor Steel Connecticut, Inc. and Nucor Wire Products Utah. Nucor also produces mesh in Canada at the Harris operations of Laurel Steel. The combined annual production capacity of the steel mesh facilities is approximately 128,000 tons.

  Nucor Fastener's bolt-making facility in Indiana produces carbon and alloy steel hex head cap screws, hex bolts, structural bolts, nuts and washers, finished hex nuts and custom-engineered fasteners. Nucor fasteners are used in a broad range of markets, including automotive, machine tool, farm implement, construction and military applications. The annual production capacity of this facility is approximately 75,000 tons.

- *Buildings group* – The Nucor Buildings group is the nation's leading supplier of pre-engineered metal buildings. Nucor produces metal buildings and components throughout the United States under the following brands: Nucor Building Systems, American Buildings Company, Kirby Building Systems and CBC Steel Buildings. In total, the Nucor Buildings group currently has an annual capacity of approximately 360,000 tons.

  The sizes of the buildings that can be produced range from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce cost-effective, energy efficient, aesthetically pleasing buildings designed to the customers' special requirements. The buildings are sold primarily through independent builder distribution networks in order to provide fast-track, customized solutions for building owners. The primary markets served are commercial, industrial and institutional buildings, including distribution centers, data centers, automobile dealerships, retail centers, schools and manufacturing facilities.

- *Insulated metal panels ("IMP")* – We established this business with the acquisition of Truecore, LLC ("TrueCore") in 2019, and in August 2021, expanded significantly by purchasing the assets of the IMP business of Cornerstone Building Brands, Inc., which was comprised of two industry leading brands, CENTRIA and Metl-Span. We believe these acquisitions will broaden the value-added solutions that the Nucor Buildings group can provide to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years and that the use of IMP products within them will also increase. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations related greenhouse gas ("GHG") emissions for owners and lessees.

- *Nucor Warehouse Systems* – In April 2022, Nucor purchased the steel racking manufacturer, Elite Storage Solutions. This acquisition combined with Nucor's initial steel racking business, Hannibal Industries, Inc. ("Hannibal"), form the Nucor Warehouse Systems ("NWS") group. NWS produces and installs custom designed steel racking systems for a variety of applications, including data centers and warehouses. NWS has three manufacturing locations and has an annual production capacity of approximately 168,000 tons.

- *Overhead doors* – In June 2022, Nucor acquired C.H.I. Overhead Doors, LLC ("CHI"), a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. We intend to grow CHI's business by gaining further market share in both

residential and commercial markets, and believe that by leveraging Nucor's existing sales channels into the broader nonresidential construction market we can facilitate CHI's continuing growth. CHI has two manufacturing locations.

- *Towers & Structures* – In August 2022, Nucor acquired Summit Utility Structures LLC and a related company, Sovereign Steel Manufacturing LLC. These companies form Nucor Towers & Structures ("NTS"). NTS produces metal poles and other steel structures for utility infrastructure and highway signage. NTS has one manufacturing location and an annual production capacity of approximately 10,000 tons.

  In December 2022, Nucor announced it will build two new manufacturing locations to expand NTS at to be determined locations in the Midwest and Southeast.

Raw materials segment

In the raw materials segment, Nucor produces DRI; brokers ferrous and nonferrous metals, pig iron, HBI and DRI; supplies ferro-alloys; and processes ferrous and nonferrous scrap metal. The raw materials segment also includes our natural gas production operations and our industrial gas business, Universal Industrial Gases. Nucor's raw materials investments are focused on creating an advantage for its steelmaking operations, through a global information network and a multi-pronged and flexible approach to raw materials supply.

- *Scrap recycling and brokerage operations* - DJJ operates six regional scrap recycling companies across the United States that together have shredders capable of processing approximately 5,824,000 tons of ferrous scrap annually. DJJ's scrap recycling operations use industry-leading expertise and technology to maximize metal recovery and minimize waste.

  DJJ is the leading broker of ferrous scrap in North America and is a global trader of scrap metal, pig iron and other metallics. In addition to sourcing steel scrap for Nucor's mills, DJJ is a global trader of ferro-alloys and nonferrous metals. DJJ's logistics team owns and operates one of the largest independent fleets of railcars in the United States dedicated to the movement of scrap and steel and also offers railcar leasing and railcar fleet management services. These activities have strategic value to Nucor as the leading and most diversified North American steel producer.

  Our primary external customers for ferrous scrap are EAF steel mills and foundries that use ferrous scrap as a raw material in their manufacturing process. External customers purchasing nonferrous scrap metal include aluminum can producers, secondary aluminum smelters, steel mills, and other processors and consumers of various nonferrous metals. We market scrap metal products and related services to our external customers through in-house sales forces. In 2022, approximately 8% of the ferrous and nonferrous metals and scrap substitute tons we brokered and processed were sold to external customers. We consumed the balance in our steel mills.

- *Direct reduced iron operations* - DRI is a substitute material for high-quality grades of scrap and pig iron. Nucor operates two DRI plants with a combined annual capacity of approximately 4,500,000 metric tons of material with world-class metallization rates and carbon content. Nucor's wholly owned subsidiary, Nu-Iron Unlimited, is located in Trinidad and benefits from a low-cost supply of natural gas and favorable logistics for inbound iron ore and shipment of DRI to the United States. Nucor's second DRI plant in Louisiana also benefits from favorable logistics and proximity to its steel mill customers.

  Nucor's DRI production and brokering capabilities provide our steel mills flexibility to quickly adjust their metallic input mix to changing market conditions, enabling them to maintain cost competitiveness in the often-volatile ferrous scrap market. With the potential for high-quality scrap to become scarcer, coupled with the risk of third-party supplier disruptions, Nucor's DRI facilities provide a greater degree of certainty over metallics supply to its steel mills.

- *Natural gas production programs* - Nucor owns operating wells and leasehold interests in natural gas properties in the Piceance Basin in the Western Slope of Colorado.

  Nucor's access to a long-term, low-cost supply of natural gas is a component in the execution of Nucor's raw material strategy. Natural gas produced by Nucor's production operations is being sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana and our steel mills in the United States.

- *Universal Industrial Gases ("UIG")* – Nucor acquired UIG in 2019 so that we would have the capability to build and operate our own air separation units ("ASU") to serve our steel mills, providing us with an alternative to long term service contracts with outside providers. Where economies of scale and regional market conditions warrant, we can also sell excess output from these plants on a merchant basis. As of December 31, 2022, Nucor had five industrial gas plants operating, and five others at various stages of commissioning, construction, or planning.

Customers and Markets

We have a diverse customer base and are not dependent on any single customer. Our largest single customer in 2022 represented approximately 5% of sales and consistently pays within terms. Our steel mills use a significant portion of the products of the raw materials segment.

We believe that nonresidential construction is the largest end-use market that we serve. Products from our steel mills and steel products segments are used in a variety of nonresidential construction applications (e.g., commercial, industrial and infrastructure).

In recent years we have come to see our EAF-based steelmaking method, with its lower GHG intensity when compared with blast furnace technology reliant on mined or extracted virgin iron ore and coking coal, as a competitive advantage for reasons beyond its flexible, highly variable cost base. Customers are expressing greater concern for the GHG emissions in their supply chains and are prioritizing sourcing their steel requirements from EAF-based steelmakers for incorporation into their projects and products.

We have developed branded product lines to leverage this, and other advantages conferred by our specialized capabilities:

- Our AEOS™ line of high-strength, low-alloy steel beams is one such example. AEOS™'s benefits are increasingly recognized by Nucor's customers in the construction sector. These include savings in terms of construction time, weight, space and overall environmental impact.
- Our ECONIQ™ line of net zero carbon steel is another example. We launched ECONIQ™ during 2021 and have found interest from customers in both the automotive and construction end-use markets. These are the two largest end-use markets for steel in the United States.
- Our Elcyon™ line of sustainable heavy gauge steel plate product will be made specifically for America's offshore wind energy producers. We launched Elcyon™ in January 2023 and will manufacture this product at our new plate mill in Brandenburg, Kentucky.

We have also invested in people and processes to organize more of our commercial activities around large customers and end-use markets (e.g., automotive, construction, wind energy and solar energy). We have developed dedicated teams who are tasked with developing relationships and educating decision makers in these sectors. We believe this could result in earlier and more thoughtful consideration being given to steel-based solutions from Nucor, and a better appreciation for some of our unique products and capabilities, such as AEOS™ , ECONIQ™ and Elcyon™.

General Development of Our Business in Recent Years

Consistent with our strategy to Grow the Core, Expand Beyond and Live our Culture, Nucor has invested significant capital in recent years to expand our product portfolio to include more value-added steel mill products and capabilities, improve our cost structure, enhance our operational flexibility and

increase our exposure to markets with attractive growth prospects, such as datacenters, warehouses and renewable energy. These investments totaled approximately $10.25 billion over the last three years, with approximately 50% going to capital expenditures and the remainder going to acquisitions. We believe that these investments will help us deliver higher returns on invested capital and long-term growth. Further, we believe shifting our product mix to a greater proportion of value-added products will make our overall business less volatile.

In our steel mills segment, Nucor has initiated several new capital projects and an acquisition of a majority ownership position of a steel mill to support our expansion of value-added product offerings and cost-reduction strategies.

- Nucor has completed construction of a new $352 million third generation flexible galvanizing line with an annual capacity of approximately 500,000 tons at our Nucor Steel Arkansas facility. We believe this project, combined with Nucor Steel Arkansas' specialty cold mill that has been in operation for more than three years, position Nucor among North American EAF steelmakers to provide the high-strength, light-weight steels that are increasingly in demand from the automotive and other sectors.

- Nucor has completed construction of its approximately $650 million investment to modernize and expand the production capability at its Gallatin flat-rolled sheet mill located in Ghent, Kentucky. The project will increase the production capability of the mill from approximately 1,600,000 tons to approximately 3,000,000 tons annually once fully online, which we expect will be in the second quarter of 2023. This enables the Gallatin mill to cast new, thicker slabs and wider coils, expanding our product capabilities into other markets.

- Nucor has completed construction on our approximately $1.70 billion state-of-the-art plate mill in Brandenburg, Kentucky on the Ohio river. The new plate mill rolled its first plate in December 2022 and we expect to complete final commissioning and begin shipping tons to customers in the first quarter of 2023. We expect the mill to be capable of producing approximately 1,200,000 tons per year of steel plate products. With the capability to manufacture nearly all the different types of plate products consumed in the United States, we believe this mill will position Nucor as the supplier of choice in the domestic plate market. We expect domestic demand for steel plate to grow in the coming years as offshore wind farms are permitted and developed with increasing frequency. Steel plate is essential to constructing offshore wind towers, as is steel rebar.

- In January 2022, Nucor announced that its new state-of-the-art sheet mill will be located in Mason County, West Virginia. As of February 2023, Nucor had determined that constructing the mill would require a net cash outlay of approximately $3.1 billion for the West Virginia sheet mill, an increase from its original estimate of $2.7 billion when the project was first announced. The revised $3.1 billion estimate is net of $275 million in cash proceeds received from the State of West Virginia for costs related to the site location. Factors contributing to the increased capital cost include general inflation, the acquisition of additional property and equipment, and expanded port and rail infrastructure requirements. As of February 2023, Nucor had received all required state permits and was working to secure federal permits. Construction of the new sheet mill is expected to take two to three years following receipt of all necessary permits.

  Nucor Steel West Virginia ("NSWV") is expected to have an annual production capacity of approximately 3,000,000 tons. The new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines. Galvanizing capabilities will include an advanced high-end automotive line with full inspection capabilities as well as a construction-grade line. In addition to its advanced capabilities and strategic location, the new greenfield mill's product mix is anticipated to have a significantly lower GHG intensity than competitors who have historically supplied the region.

- In February 2022, Nucor completed its acquisition of a majority ownership position in California Steel Industries, Inc. ("CSI") by purchasing a 50% equity ownership interest from a subsidiary of Vale S.A. (Vale) for a cash purchase price of $400 million, adjusted for net debt and working capital at closing, as well as a 1% equity ownership stake from JFE. CSI is a flat-rolled steel converter based in Fontana, California.

  Our acquisition of CSI expands the reach of Nucor's sheet mill group to the west coast of the United States and increases our exposure to more value-added sheet steel. CSI's product capabilities include hot rolled, pickled and oiled, cold rolled and galvanized sheet steels, as well as electric resistance welded (ERW) pipe. Its annual capacity is estimated at approximately 2,500,000 tons.

- In April 2022, Nucor announced that it will build its new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. This will be Nucor's third rebar micro mill, joining its existing micro mills in Missouri and Florida. We expect this $350 million investment to have an annual capacity of approximately 430,000 tons and we expect it to be in operation in 2024.

  These mills are referred to as micro mills because they have a smaller operational footprint than our older rebar mills, as well as less productive capacity – typically about 400,000 tons per year. This makes them suitable for regional markets and enables us to serve these markets with a logistics cost advantage relative to competitors operating from further away. Micro mills also have a lower environmental footprint due to their smaller size and the fact that their plant design does not typically include a natural gas fired reheat furnace that is common in many steel mills.

Nucor has made strategic acquisitions in the steel products segment over the last two years. These were largely to further the Expand Beyond component of our strategy.

- In August 2021, Nucor acquired the assets of the IMP business of Cornerstone for a cash purchase price of approximately $1.00 billion. The acquired IMP business is comprised of two industry leading brands, CENTRIA and Metl-Span. The brands are now part of the Nucor Insulated Panel group, which also includes the Company's initial IMP business, TrueCore.

  We believe this acquisition will broaden the value-added solutions that the Nucor Buildings group provides to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years and that the use of IMP products within them will also increase. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations-related GHG emissions for owners and lessees.

- In August 2021, Nucor acquired Hannibal for $370 million. Hannibal is a leading national provider of racking solutions to warehouses and serves the e-commerce, industrial, food storage and retail segments. Hannibal has manufacturing facilities in Los Angeles and Houston, as well as three distribution centers. It utilizes sheet and bar steel, as well as steel decking, wire deck and fasteners to produce its racking solutions, providing potential supply chain efficiencies with other Nucor businesses. In addition to manufacturing racking solutions, Hannibal works closely with customers during the construction and design phases of a warehouse build-out by offering turn-key services such as installation, procurement and facility integration. Hannibal also provides retrofit services to support customers' efforts to modernize and/or repurpose existing facilities.

  In April 2022, Nucor expanded its steel racking capabilities by acquiring Elite Storage Solutions for $75 million. This acquisition combined with Nucor's initial steel racking business, Hannibal, form the NWS group.

- In June 2022, Nucor completed the largest acquisition in its history with the purchase of CHI for approximately $3 billion. CHI is a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. Commercial overhead doors are used in warehousing and retail, areas that Nucor has focused its attention on recently through other value-added products such as insulated metal panels and steel racking solutions. It is expected that the CHI acquisition also will benefit from supply chain efficiencies due to Nucor's recent paint line investments at its Hickman, Arkansas and Crawfordsville, Indiana sheet mills.

  CHI has approximately 750 teammates across two manufacturing plants in Arthur, Illinois, and Terre Haute, Indiana, and regional warehouses located in California, Colorado, New Hampshire and New Jersey. With a highly diversified national customer network of professional garage door dealers, CHI is able to maintain minimal inventory levels and realize industry-leading fulfillment times, while providing direct delivery to customers.

Capital Allocation Strategy

Our highest capital allocation priority is to invest in our business for profitable long-term growth through our multi-pronged strategy of optimizing existing operations, greenfield expansions and acquisitions.

Our second priority is to return capital to our stockholders through cash dividends and share repurchases. Nucor has paid $1.51 billion in dividends to its stockholders during the past three years. That dividend payout represents 8% of cash flows from operations during that three-year period. The Company repurchased $2.76 billion of its common stock in 2022 ($3.28 billion in 2021 and $39.5 million in 2020).

We intend to return at least 40% of our net income to stockholders over time via a combination of both cash dividends and share repurchases. Over the past three years, we have returned approximately 50% of our net income in this manner. At December 31, 2022, the Company had approximately $1.09 billion available for share repurchases under the currently authorized share repurchase program.

We intend to execute on our capital allocation strategy while maintaining a strong balance sheet, with relatively low financial leverage, as measured in terms of debt to total capital, as well as ample liquidity. At year-end 2022, our debt to total capital was approximately 25% and we had cash and cash equivalents, short-term investments and restricted cash and cash equivalents on hand of $4.94 billion. At the end of 2022, Nucor had the strongest credit ratings in the North American steel sector (Baa1/A-) with stable outlooks at both Moody's and Standard & Poor's. In January 2023, Fitch Ratings initiated coverage of Nucor and established new long-term and short-term credit ratings of A- and F1, respectively.

Competition

We compete in a variety of steel and metal markets, including markets for finished steel products, unfinished steel products and raw materials. These markets are highly competitive with many domestic and foreign firms participating, and, as a result of this highly competitive environment, we find that we primarily compete on price and service.

In our steel mills segment, our EAF steel mills face many different forms of competition, including domestic integrated steel producers (who use iron ore converted into liquid form in a blast furnace as their basic raw material instead of scrap steel), other domestic EAF steel mills, steel imports and alternative materials. Large domestic integrated steel producers have the ability to manufacture a variety of products but face significantly higher energy costs and are often burdened with higher capital and fixed operating costs. EAF-based steel producers, such as Nucor, are sensitive to increases in scrap prices but tend to have lower capital and fixed operating costs compared with large integrated steel producers. EAF-based steel producers also typically emit fewer GHGs per ton of steel produced than integrated steel producers.

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry. The Organisation for Economic Cooperation and Development ("OECD") estimates that global steel production overcapacity is currently more than 500,000,000 tons, with additional global capacity coming online and economic uncertainty impacting steel demand. An OECD report states that in Asia and Latin America 75 percent of the new capacity coming online between 2023 and 2025 will be blast furnace steel mills. Other regions of the world are not expected to see new blast furnace projects in those years.

China continues to be the largest steel producing country. In 2022, despite Covid-19 lockdowns and the slowest economic growth in half a century, China still produced 1.11 billion tons of steel, down slightly from its all-time record.

Circumvention of trade duties also continues to pose a risk. Besides producing over a billion tons of steel in its own country, China is investing heavily in steel production in other countries which is one way it tries to avoid being subject to trade duties. According to OECD, state-owned Chinese steel companies are involved in 13 cross-border steel investments and are part of nine joint venture investments outside of the country. Most of these projects are in Asia and Africa.

The Section 232 steel tariffs and successful trade cases have been effective in keeping unfairly traded imports out of the U.S. market. The U.S. government has reached agreements with several allied countries to replace the Section 232 tariffs on steel with a quota system. The U.S. and European Union are also negotiating the world's first carbon-based sectoral arrangement that will restrict access to their markets for higher-emitting steel imports and countries that dump cheap imports. Other countries will be able to join if they meet criteria for restoring market orientation and reducing trade in high-carbon steel and aluminum products.

During the year, sunset review hearings kept in place antidumping (AD) and countervailing duties (CVD) orders on corrosion-resistant, cold-rolled and hot-rolled steel products from several countries. These trade remedy orders play a key role in allowing the American steel industry to compete on a level playing field against unfairly traded imports, and the sunset reviews have left the orders almost entirely in place.

In December of 2022, the World Trade Organization (WTO) ruled that the Section 232 tariffs violated U.S. WTO commitments. The U.S. government strongly disagrees with the ruling and is appealing. Imports of finished steel in 2022 were up approximately 11% from 2021 levels and accounted for approximately 24% of U.S. market share.

We also experience competition from other materials. Depending on our customers' end use of our products, there are often other materials, such as concrete, aluminum, plastics, composites and wood that compete with our steel products. When the price of steel relative to other raw materials rises, these alternatives can become more attractive to our customers.

Competition in our scrap and raw materials business is also vigorous. The scrap metals market consists of many firms and is highly fragmented. Firms typically compete on price and geographic proximity to the sources of scrap metal.

Backlog

In the steel mills segment, Nucor's backlog of orders was approximately $2.33 billion and $3.79 billion at December 31, 2022 and 2021, respectively. Order backlog for the steel mills segment includes only orders from external customers and excludes orders from other Nucor businesses. Nucor's backlog of orders in the steel products segment was approximately $6.65 billion and $8.12 billion at December 31, 2022 and 2021, respectively. The majority of these orders are expected to be filled within one year. Order backlog within our raw materials segment is not meaningful because the vast majority of the raw materials that segment produces are used internally.

Sources and Availability of Raw Materials

An ample supply of high-quality scrap and scrap substitutes is critical to support Nucor's ability to produce high-quality steel. Nucor's raw materials segment safely produces, sources, trades and transports steelmaking raw materials. Nucor's raw materials investments are focused on creating an advantage for our steelmaking operations, through a global information network and flexible approach to metallics supply.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used in our steel mills segment increased 5% from $469 per gross ton used in 2021 to $492 per gross ton used in 2022. On average, it takes approximately 1.1 tons of scrap and scrap substitutes to produce one ton of steel. Depending on the market conditions at the time, variable steel pricing mechanisms may be implemented to assist Nucor in maintaining operating margins and in meeting our customer commitments during periods of rapidly changing scrap and scrap substitute costs.

For more than a decade, Nucor has focused on securing access to low-cost raw material inputs as they are the Company's largest expense. We believe Nucor's broad, balanced supply chain is an important strength which allows us to reduce the cost of our steelmaking operations, create a shorter supply chain and have greater optionality over our metallic inputs. Our investment in DRI production facilities and scrap yards, as well as our access to international raw materials markets, provides Nucor with significant flexibility in optimizing our raw material costs. Additionally, having a significant portion of our raw materials supply under our control minimizes risk associated with the global sourcing of raw materials, particularly since a good deal of scrap substitutes comes from regions of the world that have historically experienced greater political turmoil, such as Ukraine, Russia and Brazil. We believe the continued successful implementation of our raw material strategy, including key investments in DRI production, as well as in the scrap brokerage and processing services performed by our team at DJJ, gives us greater control over our metallic inputs and thus helps us mitigate the risk of significant fluctuations in the availability and costs of critical inputs.

DJJ acquires ferrous scrap from numerous sources, including manufacturers of products made from steel, industrial plants, scrap dealers, peddlers, auto wreckers and demolition firms. In recent years, we have developed closed loop recycling programs with some of our larger manufacturing customers, through which we are able to reliably source more high purity prime scrap while reducing the waste inherent in our customers' operations. During 2022, we sourced approximately 0.8 million tons of prime scrap from these programs.

We purchase pig iron as needed primarily from overseas sources. We received over 1,500,000 gross tons of pig iron in 2022. Our DRI plants in Trinidad and Louisiana have respective annual production capacities of approximately 2,000,000 and 2,500,000 metric tons. The primary raw material for our DRI facilities is pelletized iron ore, which we purchase from various international suppliers.

The primary raw material for our steel products segment is steel produced by Nucor's steel mills.

Energy Consumption and Costs

Steel manufacturing is considered an energy-intensive, trade exposed industry. As a result, we continuously strive to make our operations in all three of our business segments more energy efficient. In addition, we proactively engage with suppliers, regulators and other energy industry participants to ensure the continued domestic availability of reliable, low-cost sources of energy in various forms.

Our steelmaking operations utilize EAFs for 100% of their production. The total energy consumed by Nucor includes electricity, natural gas, oxygen and carbon raw material inputs. For the scrap melting process, electricity is the primary energy source, with natural gas combustion serving as the fuel for reheat furnaces and other pre-heating operations. Our DRI facilities in Trinidad and Louisiana are also large consumers of natural gas.

The availability and prices of electricity and natural gas are influenced by many factors, including changes in supply and demand, the regulatory environment and pipeline/transmission infrastructure.

We use a variety of strategies to manage our exposure to price risk of natural gas, including cash flow hedges, as well as our owned natural gas drilling operations. In addition to the currently producing wells in the Piceance Basin, Nucor owns leasehold interests in natural gas properties in the South Piceance Basin, in the Western Slope of Colorado. To support Nucor's operating wells and potential future well developments on these properties, Nucor has entered into long-term agreements directly with third-party gathering and processing service providers. Natural gas produced by Nucor's drilling operations is being sold to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana, and by our steel mills in the United States. Nucor has full discretion on its participation in all future drilling capital investments, however, in the fourth quarter of 2022 we decided that it is unlikely that we will develop the remaining portions of our unproved oil and natural gas properties.

We closely monitor developments in public policy relating to energy production and consumption. We engage with policymakers to provide technical information that can inform policy decisions and avoid unintended adverse consequences of legislative and regulatory actions. We believe that a thoughtful approach to domestic energy policy can help ensure that steel and steel products manufactured in the United States remain competitive in the increasingly global marketplace.

Reducing Greenhouse Gas Emissions

GHG emissions by the energy sector have received an increasing amount of attention in recent years, as more people become concerned that these emissions may be a significant contributor to climate change. This has led to increasing support for, and investment in, low or zero carbon energy generation technologies such as solar, wind and nuclear. As a result, the development of these technologies has accelerated, and in many cases, they are now cost competitive with traditional, fossil fuel-based power generation. We believe that this ongoing diversification of power generation technologies is fundamentally positive, but without careful planning and investment there is some risk to the reliability of the domestic power grid as this transition continues. In particular, legacy fossil fuel-based assets will remain essential for some time to come and the U.S. transmission grid is broadly in need of substantial upgrades to take full advantage of these newer, more intermittent power sources.

In July 2021, we announced a commitment to lower the GHG emissions intensity from our steel mill operations by 35% in 2030, measured against a 2015 baseline - the year the Paris Climate Agreement was adopted. As a result, Nucor's GHG intensity in 2030 is expected to be 77% less than the global average when the target was set. We expect to achieve these goals with a multi-pronged approach that includes utilization of renewable energy, carbon substitutes, more efficient operations and carbon sequestration.

In 2020 and 2021, we entered into three Virtual Power Purchase Agreements ("VPPAs"). Under each VPPA, we agreed to purchase for a fixed price a portion of the output of both solar and wind renewable power projects being developed in the United States. The VPPAs will be settled financially on a monthly basis. We have undertaken these initiatives to support the ongoing transition of the U.S. power grid to a greater reliance on renewable power. As part of these arrangements, we will also receive Renewable Energy Credits ("RECs") commensurate with the power we purchase. These RECs can be applied against a portion of our GHG emissions, enabling us to receive credit for reducing them. The pay fixed, received floating nature of this arrangement also offsets a portion of our exposure to higher prices for electricity over the life of the contract. One VPPA started delivering RECs to us in June 2021, one project was terminated and the other VPPA has been delayed as a result of supply chain disruptions, permitting delays and interconnection uncertainty. We continue to evaluate and consider similar additional transactions.

Government and Environmental Regulations

Our business operations are subject to numerous federal, state and local laws and regulations, the most significant of which are intended to protect our teammates and the environment. Due to the nature of the steel industry, we are subject to substantial regulations related to safety in the workplace. In addition to the requirements of the state and local governments of the communities in which we operate, we must comply with federal health and safety regulations, the most significant of which are enforced by the Occupational Safety and Health Administration ("OSHA"). Because safety and safety compliance is one of our primary values, its effect on our capital expenditures, earnings and competitive position is not estimable.

Nucor operates a robust and sustainable environmental program that incorporates the concept of each individual teammate, as well as management, being responsible for environmental performance. All steel mills that have been owned and operated by Nucor for over five years are ISO 14001 certified. Achieving ISO 14001 certification requires Nucor's steel mills to implement an environmental management system with measurable targets and objectives, such as reducing the use of oil and grease and minimizing electricity use.

The principal federal environmental laws that regulate our business include the Clean Air Act (the "CAA"), which regulates air emissions; the Clean Water Act (the "CWA"), which regulates water withdrawals and discharges; the Resource Conservation and Recovery Act (the "RCRA"), which addresses solid and hazardous waste treatment, storage and disposal; and the Comprehensive Environmental Response, Compensation and Liability Act (the "CERCLA"), which governs releases of hazardous substances, and remediation of contaminated sites. Our operations are also subject to state and local environmental laws and regulations.

As it relates to air emission rates, EAFs are the most efficient and cleanest steel making process commercially available today. In comparison to blast furnaces, EAF emissions of sulfur oxides, particulate matter and GHGs per ton of steel are significantly less than integrated steelmaking operations utilizing blast furnaces. Operating EAFs instead of blast furnaces is a proven air quality improvement strategy. In addition, each of our steel mills operates air pollution control devices (baghouses) to collect and capture particulate emissions ("EAF dust") from the steelmaking process. We strive to maintain compliance with all applicable CAA requirements.

The primary raw material of Nucor's steelmaking operations is scrap metal. The process of recycling scrap metal generates particulate matter emissions that includes contaminants such as paint, zinc, lead, chrome and other metals. Initially, the particulate matter captured and collected is classified as a listed hazardous waste under the RCRA. Because these contaminants contain valuable metals, the EAF dust is recycled to recover these metals. Nucor sends all but a small fraction of the EAF dust it collects to recycling facilities that recover the zinc, lead, chrome and other valuable metals from this dust. By recycling this material, Nucor believes it is not only acting in a sustainable, responsible manner but it is also substantially limiting its potential for future liability under both the CERCLA and the RCRA.

In addition to recycling EAF dust, Nucor mills beneficially reuse steel slag in road materials as a granular base, embankments, engineered fill, highway shoulders, and hot mix asphalt pavement. The physical, chemical, mechanical and thermal properties of steel slag provide a vital resource for construction companies and activities. We take considerable pride in our recycling efforts.

Not only does the RCRA establish standards for the management of solid and hazardous wastes, the RCRA also addresses the environmental impact of contamination from waste disposal activities and from recycling and storage of most wastes. Periodically, past waste disposal activities that were legal when conducted but now may pose a contamination threat are discovered. When the U.S. Environmental Protection Agency determines these off-site properties are contaminated, Nucor quickly evaluates such claims and, if Nucor is determined to be responsible, we do our part to remediate our share of such issues. Nucor believes all identified liabilities under the RCRA are either currently being resolved or have been fully resolved.

Because Nucor has historically implemented environmental practices that have resulted in the responsible disposal of waste materials, Nucor is also not presently considered a major contributor to any major cleanups under the CERCLA for which Nucor has been named a potentially responsible party. Nucor regularly evaluates these types of potential liabilities and, if appropriate, maintains reserves appropriate to remediate the identified liabilities. Under the RCRA, private citizens may also bring an action against the operator of a regulated facility for potential damages and payment of cleanup costs. Nucor believes that its system of internal evaluation and due diligence provides reasonable assurance as to these types of potential liabilities so that compliance with these regulations will not have a material adverse effect on our results of operations, cash flows or financial condition beyond that already reflected in the reserves established for them.

To protect water resources, the CWA regulates water withdrawals and discharges. When applicable, Nucor maintains water withdrawal and discharge permits at its facilities under the national pollutant discharge elimination system program of the CWA and conducts its operations in compliance with those permits. Nucor also maintains permits from local governments if the facility discharges into publicly owned treatment works.

Capital expenditures at our existing facilities that are associated with environmental regulation compliance for 2022 and 2023 are estimated to be less than $100 million per year.

Human Capital Resources

Culture, Organization and Compensation

We consider our teammates the most important part of Nucor and believe that our culture—and the encouragement that we provide to our teammates to "grow the core; expand beyond; and live our culture" —provides us with a competitive advantage. Our culture's key principles are: Safety First, Trust, Open Communications, Teamwork, Community Stewardship and Results.

Nucor has a simple, streamlined organizational structure that allows our teammates to make quick decisions and innovate. Our organization is also highly decentralized, with most day-to-day operating decisions made by our division general managers and their teams. With more than 31,000 teammates, fewer than 200 work in our principal executive offices in Charlotte, North Carolina. By empowering our teammates, our goal is to foster an entrepreneurial mindset, along with a strong sense of personal responsibility and a culture of accountability. This empowerment is reinforced by our compensation policies (see discussion on "Pay for Performance" in *Our Teammates, Compensation, Training & Development* section below) to drive results and contribute to our success.

Teammate input is essential for us to maintain our culture of empowering teammates to make operational decisions. Aside from our practice of everyday open communication, we periodically ask our teammates to formally provide feedback. Since 1986, we have asked our teammates to complete a comprehensive survey in order to gather feedback on a range of topics, including matters relating to the effectiveness of our culture. We view the survey as an important tool in continually improving our company and ensuring our teammates remain engaged and satisfied. This survey is conducted every three years, the last of which was conducted in 2022. In the most recent survey, 89% of the responses were favorable in the category of "Satisfaction & Commitment." The overall percentage of negative responses in the most recent survey has dropped by 25 percentage points since the survey began in 1986. The next survey will be conducted in the summer of 2025. Teammates of certain previously acquired businesses – most notably Harris, which accounted for approximately 15% of our workforce as of December 31, 2022 – complete a comparable survey that has also shown an improving trend over time.

Safety, Diversity, Equity and Inclusion

One of Nucor's core values is our teammates' well-being and safety, and it is our goal to become the safest steel company in the world. Our foremost responsibility is to work safely, which requires our teammates to identify unsafe conditions and activities and mitigate these hazards. We will continue working to eliminate exposures that can lead to injury and encourage our teammates to share their ideas for safety improvement. Two key metrics Nucor uses to measure safety are: the Injury/Illness Rate and Days Away, Restricted and Transfer ("DART") Case Rate.

Nucor calculates the annual Injury/Illness Rate by dividing the number of work-related injuries and illnesses by the total number of hours worked by all Nucor teammates in a given year, and then multiplying the resulting percentage by 200,000, the equivalent of 100 full-time employees working 40 hours per week, 50 weeks per year. In 2022, we achieved an annual Injury/Illness Rate of 0.95, which marks the safest year in the Company's history. This marks an improvement over our annual Injury/Illness Rate of 1.04 in 2021, which was the Company's previous record.

Nucor uses the DART Case Rate to assess and manage the risk of serious injury in the workplace. Nucor calculates the annual DART Case Rate by dividing the number of cases resulting in days away from work, restricted work activity and/or job transfers by the total number of hours worked by all Nucor teammates in a given year, and then multiplying the resulting percentage by 200,000, the equivalent of 100 full-time employees working 40 hours per week, 50 weeks per year. In 2022, we achieved an annual DART Case Rate of 0.43 (0.50 in 2021).

Since 1998, Nucor has used the President's Safety Award to recognize divisions that achieve strong records of safety performance based on objective metrics. The President's Safety Award has the following three levels: Platinum, which is awarded to divisions with zero recordable illnesses or injuries; Gold, which is awarded to divisions that have an Illness/Injury Rate below 0.6 and a DART Case Rate below one-third of the national average for their NAICS code; and Silver, which is awarded to divisions that achieve one-third the national average on Illness/Injury Rate and DART Case Rate. In 2022, 20 divisions achieved the Platinum level award, 17 divisions achieved the Gold level award and 21 divisions achieved the Silver level award. Nucor also has 24 OSHA Voluntary Protection Program Sites, OSHA's highest level of recognition.

In 2020, the Company introduced the Nucor President's Safety Cup as a way to foster more safety benchmarking throughout the Company. The President's Safety Cup is an additional annual award that is presented to the region that has the best safety record across all of Nucor. Not only does this reward a facility for exceeding their individual safety goals, but it encourages our teams to work with their regional teammates to share ideas and improve safety as a group. The President's Safety Cup trophy travels among the mills and divisions that make up the winning region.

We believe, however, that Safety is about more than just avoiding injuries. At Nucor, safety means making sure our teammates feel safe, welcome and valued when they come to work each day. We are accelerating our diversity, equity and inclusion efforts with the objective of ensuring that each teammate feels a sense of belonging at Nucor. By creating an inclusive workplace, we believe we will attract top talent and achieve greater diversity in our workforce and leadership, which will make Nucor a stronger company. Over the past two years, approximately 35% of Nucor teammates hired or promoted to the Manager or General Manager level were diverse.

Some of the initiatives focused on inclusion, equity and diversity we have launched include:

- Conducting focused discussion groups to share experiences of the workplace and the effects of race and gender;
- Taking feedback onboard to enhance training and development;
- Webcasts by diverse senior leaders sharing their career progression and life experiences

- Increasing focus and intensity of engagement with supportive external partners, such as:
- National Society of Black Engineers;
- Society of Women Engineers;
- National Society of Hispanic Professional Engineers;
- INROADS (non-profit focused on addressing the lack of diversity in corporate America)
- Tuskegee University; and
- Purdue University's Women in Engineering Program and Minorities in Engineering Program.
- More proactive senior executive support for career development opportunities for diverse employees.

Our Teammates - Compensation, Training & Development

Nucor had approximately 31,400 teammates as of December 31, 2022. The vast majority of our teammates are located in the United States, with only a small number of teammates located outside of North America. Our operations are highly automated, allowing us to take advantage of lower employment costs while still providing our teammates with compensation that we believe is highly competitive as compared to businesses in our industry. At Nucor, we believe in "Pay-for-Performance." Nucor teammates typically earn a significant part of their compensation based on their productivity. Production teammates work under group incentives that provide increased earnings for increased production. This additional incentive compensation is paid weekly in most cases. Nucor has also historically contributed 10% of earnings before federal taxes to a profit sharing plan for the majority of teammates below the officer level. We believe such compensation practices incentivize our workforce and reinforce our culture. For 2022, this profit sharing contribution, was the largest in our history and amounted to approximately $862 million. We expect that the profit sharing contribution in 2023 will be the largest in our history, and expect to contribute approximately $959 million in March 2023.

While Nucor seeks to hire qualified and talented individuals as teammates, we also believe in developing the skills of our workforce by providing educational and on-the-job training, in addition to safety training. Further, Nucor believes it is important for senior management to also be familiar with, and have had direct experience running, Nucor's mills and other operational divisions. The vast majority of our teammates are not represented by labor unions and we believe our teammate turnover is low.

At Nucor, we believe that a diversity of perspectives and background helps to facilitate the "Nucor Way" as we work to "grow the core; expand beyond; and live our culture." We also believe that recruiting and hiring the best talent available will continue to provide us with a more diverse and capable workforce.

Policies

Nucor has a long history of conducting our businesses in a manner consistent with high standards of social responsibility. We have adopted a comprehensive Human Rights Policy, which operates in conjunction with many other Nucor policies related to ethical conduct and human rights, including our Standards of Business Conduct and Ethics, Code of Ethics for Senior Financial Professionals, Supplier Code of Conduct and Policy on Eliminating Forced Labor from our Supply Chain.

More information about our social strategies, including our Equal Employment Opportunity EEO-1 report, can be found at www.nucor.com/esg.

Available Information

Nucor's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports, as well as proxy statements and other information, are available on our website at www.nucor.com, as soon as reasonably practicable after Nucor files these documents electronically with, or furnishes them to, the U.S. Securities and Exchange Commission (the "SEC").

We use the investor relations portion of our website, www.nucor.com/investors, to distribute information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We routinely post and make accessible financial and other information regarding the Company on our website. Accordingly, investors should monitor the investor relations portion of our website, in addition to our press releases, SEC filings and other public communications. Except as otherwise expressly stated in these documents, the information contained on our website or available by hyperlink from our website is not a part of this report and is not incorporated into this report or any other documents we file with, or furnish to, the SEC.

Item 1A. Risk Factors

Many of the factors that affect our business and operations involve risk and uncertainty. The factors described below are some of the risks that could materially negatively affect our business, financial condition, results of operations and cash flows.

Industry Specific Risk Factors

Overcapacity in the global steel industry could increase the level of steel imports, which may negatively affect our business, results of operations, financial condition and cash flows.

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry. The OECD estimates that global steel production overcapacity currently more than 500,000,000 tons, with additional capacity expected to come online over the next few years. China continues to be a significant contributor to excess steelmaking capacity, producing more than 1 billion tons of steel in each of the past three years, despite slower economic growth and the impact of the Covid-19 pandemic. China is also investing in new steelmaking capacity in several countries in southeast Asia and Africa.

During periods of global economic weakness, this overcapacity is amplified because of weaker global demand for steel and steel products. This excess capacity often results in manufacturers in certain countries exporting significant amounts of steel and steel products at prices that are at or below their costs of production. In some countries the steel industry is subsidized or owned in whole or in part by the government, giving imported steel from those countries certain cost advantages. These imports, which are also affected by demand in the domestic market, international currency conversion rates, and domestic and international government actions, can result in downward pressure on steel prices, which could materially adversely affect our business, results of operations, financial condition and cash flows.

In March 2018, the President signed a proclamation imposing a 25% tariff or quota limits on all imported steel products for an indefinite period of time under Section 232. The tariff or quota limits are imposed on all steel imports with the exception of steel imports originating from Australia, Canada and Mexico. During 2022, the current administration converted the tariff on steel imports from the European Union, United Kingdom and Japan to a tariff rate quota. In December of 2022, the World Trade Organization (WTO) ruled that the Section 232 tariffs violated U.S. WTO commitments. The U.S. government strongly disagrees with the ruling and is appealing. When the Section 232 or other import tariffs, quotas or duties expire or if others are further relaxed or repealed, or if relatively higher U.S. steel prices make it attractive for foreign steelmakers to export their steel products to the U.S., despite the presence of import tariffs, quotas or duties, the resurgence of substantial imports of foreign steel could create downward pressure on U.S. steel prices.

Our business requires substantial capital investment and maintenance expenditures, and our capital resources may not be adequate to provide for all of our cash requirements.

Our operations are capital intensive. For the three-year period ended December 31, 2022, our total capital expenditures were approximately $5.18 billion. Our business requires substantial expenditures for routine maintenance. We also recently announced substantial capital projects that we expect will increase production capacity, increase the efficiency of our operations and enhance our product offerings. Although we expect requirements for our business needs, including the funding of capital expenditures, debt service for financings and any contingencies, will be financed by internally generated funds, short-term commercial paper issuances, offerings of our debt securities or from borrowings under our $1.75 billion unsecured revolving credit facility, we cannot guarantee that this will be the case. Additional acquisitions, increases in interest rates or unforeseen events could require financing from additional sources.

Changes in the availability and cost of electricity and natural gas are subject to volatile market conditions that could adversely affect our business.

Our steel mills are large consumers of electricity and natural gas. In addition, our DRI facilities are also large consumers of natural gas. We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity and natural gas are subject to volatile market conditions. These market conditions often are affected by weather, political, regulatory and economic factors beyond our control, and we may be unable to raise the price of our products to cover increased energy costs. Disruptions, including physical or information systems related issues, that impact the supply of our energy resources could temporarily impair our ability to manufacture our products for our customers. Increases in our energy costs resulting from market fluctuations or regulations that are not equally applicable across the entire global steel market could materially adversely affect our business, results of operations, financial condition and cash flows.

Competition from other steel producers, imports or alternative materials may adversely affect our business.

We face strong competition from other steel producers and imports that compete with our products on price, quality and service. The steel markets are highly competitive and a number of firms, domestic and foreign, participate in the steel, steel products and raw materials markets. Depending on a variety of factors, including the cost and availability of raw materials, energy, technology, labor, transportation and capital costs, currency exchange rates, government subsidies of foreign steel producers and other global political and economic factors, our business may be materially adversely affected by competitive forces.

In many applications, steel competes with other materials, such as concrete, aluminum, plastics, composites and wood. Increased use or availability of these materials in substitution for steel products could have a material adverse effect on prices and demand for our steel products.

Our industry is cyclical and both recessions and prolonged periods of slow economic growth could have an adverse effect on our business.

Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries, such as the commercial construction, energy, metals service centers, appliance and automotive industries. As a result, downturns in the U.S. economy or any of these industries could materially adversely affect our results of operations, financial condition and cash flows. The U.S. economy has experienced a strong recovery from the conditions experienced at the onset of the COVID-19 pandemic, but new variants of COVID-19 and the continued abatement of the COVID-19 pandemic, related labor shortages and supply chain disruptions, new or proposed legislation related to governmental spending, inflation and increases in interest rates have impacted, and are expected to continue to impact, economic growth. Even with this economic recovery, challenges from global production overcapacity in the steel industry and ongoing uncertainties, both in the United States and in other regions of the world, remain.

We are unable to predict with certainty the duration of current economic conditions or the magnitude and timing of changes in economic activity. Future economic downturns, prolonged slow growth or stagnation in the economy, a sector-specific slowdown in one of our key end-use markets, such as nonresidential construction, or changes in inflation could materially adversely affect our business, results of operations, financial condition and cash flows, especially in light of the capital-intensive nature of our business.

The results of our operations are sensitive to volatility in steel prices and the cost and availability of raw materials, particularly scrap steel.

We rely to an extent on outside vendors to supply us with key consumables such as graphite electrodes and raw materials, including both scrap and scrap substitutes that are critical to the manufacture of our steel products. The raw material required to produce DRI is pelletized iron ore. Although we have vertically integrated our business by constructing our DRI facilities in Trinidad and Louisiana and also by acquiring our scrap processing and brokerage operations ("DJJ") in 2008, we still must purchase most of our primary raw material, steel scrap, from numerous other sources located throughout the United States and internationally. Although we believe that the supply of scrap and scrap substitutes will remain adequate to operate our facilities, prices of these critical raw materials are volatile and are influenced by changes in scrap exports in response to changes in the scrap, scrap substitutes and iron ore demands of our global competitors, as well as volatility in currency rates and political conditions. For example, when Russia invaded the eastern regions of Ukraine in February of 2022, we stopped all ordering of pig iron (a scrap substitute) from Russia and the supply of global pig iron was severely disrupted due to the concentration of pig iron supply in Russia and Ukraine. This had a material impact on pig iron pricing, an indirect impact on pricing of other raw materials and caused volatility in raw materials markets for much of 2022.

At any given time, we may be unable to obtain an adequate supply of these critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production, accidents or natural disasters, war and other forms of armed conflict or political instability, changes in exchange rates, worldwide price fluctuations, including due to global political and economic factors, changes in governmental, business and consumer spending, inflation, increases in interest rates, labor shortages, and the availability and cost of transportation, including as a result of the COVID-19 pandemic. Many countries that export steel into our markets restrict the export of scrap, protecting the supply chain of some foreign competitors. This trade practice creates an artificial competitive advantage for foreign producers that could limit our ability to compete in the U.S. market.

If our suppliers increase the prices of our critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to our customers and accepted customer orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials or pass along increased transportation costs. Also, if we are unable to obtain adequate, cost-effective and timely deliveries of our required raw materials, we may be unable to timely manufacture sufficient quantities of our products. This could cause us to lose sales, incur additional costs, experience margin compressions or suffer harm to our reputation and customer relationships.

Our steelmaking processes, our DRI processes, and the manufacturing processes of many of our suppliers, customers and competitors are energy intensive and generate carbon dioxide and other GHGs. The regulation of these GHGs could have a material adverse impact on our results of operations, financial condition and cash flows.

Our operations are subject to numerous federal, state and local laws and regulations relating to the protection of the environment, and, accordingly, we make provision in our financial statements for the estimated costs of compliance. There are inherent uncertainties in these estimates. Most notably, the uncertainty of policies, enforcement priorities, legislation and regulations related to climate change mitigation strategies pose the greatest risk.

As a carbon steel producer, Nucor could be increasingly affected both directly and indirectly by new or changing carbon policy decisions and mandates. Carbon is an essential raw material in Nucor's steel production processes. Furthermore, Nucor steel mills use significant amounts of electricity as all of its mills utilize EAFs for 100% of their steel melting operations and the decarbonization of electricity generation may lead to high power costs and decreased reliability. Significant changes to the regional power grids serving our steel mills and/or new rulemaking or legislation affecting the operation of these power grids could have a material adverse impact on our results of operations, financial condition and cash flows.

Environmental regulation compliance and remediation could result in substantially increased costs and materially adversely impact our competitive position.

We incur significant costs in meeting our environmental regulation compliance and remediation obligations. The principal federal environmental laws include the CAA, which regulates air emissions; the CWA which regulates water withdrawals and discharges; the RCRA, which addresses solid and hazardous waste treatment, storage and disposal; and the CERCLA, which governs releases of hazardous substances, and remediation of contaminated sites. Our operations are also subject to state and local environmental laws and regulations.

In addition to the above mentioned statutes, certain revisions to National Ambient Air Quality Standards, as well as the actions/decisions of environmental regulators, could make it significantly more difficult for us to obtain construction permits and permits to expand existing operations. Resulting cancellations, delays or unanticipated costs to these projects could negatively impact our ability to generate expected returns on our investments. These regulations can also increase our cost of energy, primarily electricity, which we use extensively in the steelmaking process. We may in the future incur substantially increased costs complying with such regulations, particularly if federal regulatory agencies were to change their enforcement posture with respect to such regulations.

Emerging customer preferences for greater product transparency and less GHG intensive materials may put us at a competitive disadvantage or reduce demand for our products.

The federal government and numerous states are considering establishing requirements for Environmental Product Declarations ("EPDs") to evaluate environmental impacts of products. California has enacted the "Buy Clean California Act" and California has established Global Warming Potential (GWP) benchmarks through EPDs for certain materials, including certain steel products. EPD legislation has caused Nucor to incur additional costs and has the potential to put domestic steel manufacturers at a disadvantage to foreign competitors unless standardized mechanisms are used to fully evaluate products produced by foreign steel producers.

General Risk Factors

The COVID-19 pandemic, as well as similar epidemics and other public health emergencies in the future, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operations expose us to risks associated with pandemics, epidemics and other public health emergencies, such as the COVID-19 pandemic. The COVID-19 pandemic has had and may have further negative impacts on our operations, supply chain, transportation networks and customers, which may compress our margins or impact demand for our steel products, including as a result of preventative and precautionary measures that we, other businesses and governments have taken or may take in the future. The COVID-19 pandemic and governmental actions in response have adversely affected the economies of many countries and caused periodic disruption to and increased volatility in financial markets. The progression of the COVID-19 pandemic, including due to new variants of COVID-19, could also negatively impact our business or results of operations through the temporary closure of our operating facilities or those of our customers or suppliers.

In addition, the ability of our teammates and our suppliers' and customers' teammates to work may be significantly impacted by individuals contracting or being exposed to COVID-19. Our customers may be directly impacted by business interruptions or weak market conditions and may not be willing or able to fulfill their contractual obligations. Furthermore, the progression of and global response to the COVID-19 pandemic has caused and increased the risk of further delays in construction activities and equipment deliveries related to our capital projects, including potential delays in obtaining permits from government agencies, as well as changes in the prices and availability of labor and equipment for capital projects.

The extent to which COVID-19 may adversely impact our business depends on future developments, which are highly uncertain and unpredictable, including new variants of the virus, information concerning the severity of the pandemic, the adoption rate of vaccines, and the effectiveness of actions globally to contain or mitigate the effects of the pandemic. The current level of uncertainty over the economic and operational impacts of COVID-19 means the related financial impact cannot be reasonably estimated at this time.

We are subject to information technology and cyber security threats which could have an adverse effect on our business and results of operations.

We utilize various information technology systems to efficiently address business functions ranging from the operation of our production equipment to administrative computation to the storage of data such as intellectual property and proprietary business information. We also utilize third-party service providers for certain information technology services that are important to our operations. We continuously evaluate our cyber security systems and practices, assess potential threats, and improve our information technology networks, policies and procedures to address potential vulnerabilities. Despite efforts to assure secure and uninterrupted operations, threats from increasingly sophisticated cyber-attacks or system failures could result in materially adverse operational disruptions or security breaches of our systems or those of our third-party service providers. These risks could result in disclosure or destruction of key proprietary information or personal data or reputational damage, theft of assets or trade secrets, or could adversely affect our ability to physically produce or transport steel, resulting in lost revenues, as well as delays in reporting our financial results. We also could be required to spend significant financial and other resources to remedy the damage caused by a cyber security breach, including to repair or replace networks and information technology systems. We may also contend with potential liability for stolen information, increased cyber security protection costs, litigation expense and increased insurance premiums.

Our operations are subject to business interruptions and casualty losses.

The steelmaking business is subject to numerous inherent risks, particularly unplanned events such as explosions, fires, other accidents, natural disasters such as floods, hurricanes or earthquakes, critical equipment failures, acts of terrorism, inclement weather and transportation interruptions. While our insurance coverage could offset a portion of the losses relating to some of those types of events, our results of operations and cash flows could be adversely impacted to the extent that any such losses are not covered by our insurance, or that there are significant delays in resolving our claims with our insurance providers.

We acquire businesses and enter into joint ventures from time to time and we may encounter difficulties in integrating businesses we acquire.

We plan to continue to seek attractive opportunities to acquire businesses, enter into joint ventures and make other investments that strengthen Nucor. Realizing the anticipated benefits of acquisitions or other transactions will depend on our ability to operate these businesses and integrate them with our operations effectively identify and manage risks, and cooperate with our strategic partners. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate these businesses or otherwise fail to realize the anticipated benefits of acquisitions or other transactions.

Risks associated with operating in international markets could adversely affect our business, financial position and results of operations.

Certain of our businesses and investments are located outside of the United States, in Canada, Mexico and in emerging markets. There are a number of risks inherent in doing business in or sourcing raw materials from such markets. These risks include, but are not limited to: unfavorable political or economic factors; local labor and social issues; changes in regulatory requirements; fluctuations in foreign currency exchange rates, interest rates and inflation; and complex foreign laws, treaties including tax laws, and the Foreign Corrupt Practices Act of 1977 (FCPA). These risks could restrict our ability to operate our international businesses profitably and therefore have a negative impact on our financial position and results of operations. In addition, our reported results of operations and financial position could also be negatively affected by exchange rates when the activities and balances of our foreign operations are translated into U.S. dollars for financial reporting purposes.

The accounting treatment of equity method investments, goodwill and other long-lived assets could result in future asset impairments, which would reduce our earnings.

We periodically test our equity method investments, goodwill and other long-lived assets to determine whether their estimated fair value is less than their value recorded on our balance sheet. The results of this testing for potential impairment may be adversely affected by uncertain market conditions for the global steel industry, as well as changes in interest rates, commodity prices and general economic conditions. If we determine that the fair value of any of these assets is less than the value recorded on our balance sheet, and, in the case of equity method investments the decline is other than temporary, we would likely incur a non-cash impairment loss that would negatively impact our results of operations.

Tax increases and changes in tax laws and regulations or exposure to additional tax liabilities could adversely affect our financial results.

The steel industry and our business are sensitive to changes in taxes. As a company based in the United States, Nucor is more exposed to the effects of changes in U.S. tax laws than some of our major competitors. Our provision for income taxes and cash tax liability in the future could be adversely affected by changes in U.S. tax laws.

Nucor recognizes the effect of income tax positions only if those positions are believed to be more likely than not of being sustained. We cannot predict whether taxing authorities will conduct an audit challenging any of our tax positions and there can be no assurance as to the outcome of any challenges. If we are unsuccessful in any of these matters, we may be required to pay taxes for prior periods, interest, fines or penalties.

We are subject to legal proceedings and legal compliance risks.

We spend substantial resources ensuring that we comply with domestic and foreign regulations, contractual obligations and other legal standards. Notwithstanding this, we are subject to a variety of legal proceedings and legal compliance risks in respect of various issues, including regulatory, safety, environmental, employment, transportation, intellectual property, contractual, import/export, international trade and governmental matters that arise in the course of our business and in our industry. For information regarding our current significant legal proceedings, see "Item 3. Legal Proceedings." A negative outcome in an unusual or significant legal proceeding or compliance investigation could adversely affect our financial condition and results of operations. While we believe that we have adopted appropriate risk management and compliance programs, the nature of our operations means that legal compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own most of our principal operating facilities. These facilities, by segment, are as follows:

Location	Approximate square footage of facilities	Principal products
Steel mills:		
Fontana, California	4,020,000	Flat-rolled steel
Hickman, Arkansas	2,730,000	Flat-rolled steel
Blytheville, Arkansas	2,700,000	Structural steel
Berkeley County, South Carolina	2,370,000	Flat-rolled steel, structural steel
Decatur, Alabama	2,000,000	Flat-rolled steel
Crawfordsville, Indiana	1,880,000	Flat-rolled steel
Norfolk, Nebraska	1,530,000	Steel shapes
Hertford County, North Carolina	1,350,000	Steel plate
Plymouth, Utah	1,290,000	Steel shapes
Ghent, Kentucky	1,260,000	Flat-rolled steel
Jewett, Texas	1,170,000	Steel shapes
Darlington, South Carolina	980,000	Steel shapes
Kankakee, Illinois	840,000	Steel shapes
Memphis, Tennessee	700,000	Steel shapes
Seattle, Washington	660,000	Steel shapes
Tuscaloosa, Alabama	600,000	Steel plate
Auburn, New York	510,000	Steel shapes
Jackson, Mississippi	490,000	Steel shapes
Longview, Texas	430,000	Steel plate
Marion, Ohio	430,000	Steel shapes
Kingman, Arizona	380,000	Steel shapes
Sedalia, Missouri	360,000	Steel shapes
Frostproof, Florida	350,000	Steel shapes
Birmingham, Alabama	310,000	Steel shapes
Wallingford, Connecticut	240,000	Steel shapes
Steel products:		
Norfolk, Nebraska	1,150,000	Joists, deck, cold finished bar
Arthur, Illinois	1,070,000	Overhead doors
St. Joe, Indiana	1,010,000	Joists, deck, fastener
Brigham City, Utah	1,000,000	Joists, cold finished bar, building systems
Grapeland, Texas	810,000	Joists, deck
Chemung, New York	560,000	Joists, deck
Marseilles, Illinois	550,000	Steel tube
Florence, South Carolina	540,000	Joists, deck
Birmingham, Alabama	480,000	Steel tube
Fort Payne, Alabama	470,000	Joists, deck
Decatur, Alabama	470,000	Steel tube
Louisville, Kentucky	440,000	Steel tube
Trinity, Alabama	380,000	Steel tube
Eufaula, Alabama	360,000	Building systems
Chicago, Illinois	350,000	Steel tube
Waterloo, Indiana	350,000	Building systems

In the steel products segment, we have 92 operating facilities, excluding the locations listed above, in 38 states with 29 operating facilities in Canada and two in Mexico. Our subsidiary, Harris Steel Inc., also operates multiple sales offices in Canada and certain other foreign locations. The steel products segment also includes Skyline Steel, LLC, our steel foundation distributor. Hannibal Industries, Inc., which we acquired during 2021, has leased square footage of approximately 630,000 square feet in Los Angeles, California, and has leased square footage of approximately 420,000 square feet in Houston, Texas.

In the raw materials segment, we have 93 operating facilities in 22 states with one operating facility in Point Lisas, Trinidad. For our DRI facilities in Trinidad and Louisiana, a significant portion of the production process occurs outdoors. The Trinidad site, including leased land, is approximately 1.9 million square feet. The Louisiana site has approximately 174.2 million square feet of owned land with buildings that total approximately 72,500 square feet. DJJ has 88 operating facilities in 21 states along with multiple brokerage offices in the United States and certain other foreign locations.

The average utilization rates of all operating facilities in the steel mills, steel products and raw materials segments in 2022 were approximately 77%, 74% and 68% of production capacity, respectively.

We also own our principal executive offices in Charlotte, North Carolina.

Item 3. Legal Proceedings.

Nucor is from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

There were no proceedings that were pending or contemplated under federal, state or local environmental laws that the Company reasonably believes may result in monetary sanctions of at least $1.0 million (the threshold chosen by Nucor as permitted by Item 103 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, and which Nucor believes is reasonably designed to result in disclosure of any such proceeding that is material to its business or financial condition).

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The following is a description of the names and ages of the executive officers of the Company, indicating all positions and offices with the Company held by each such person and each person's principal occupation or employment during the past five years. Each executive officer of Nucor is elected by the Board of Directors and holds office from the date of election until removed by the Board.

Allen C. Behr (49), Executive Vice President of Plate and Structural Products, was named EVP in May 2020. Mr. Behr began his career with Nucor in 1996 as Design Engineer at Nucor Building Systems-Indiana and joined the start-up team at Nucor Building Systems-Texas in 1999. In 2001, he became the Engineering Manager at Nucor Building Systems-South Carolina and was promoted to General Manager in 2008. Mr. Behr became the General Manager of Vulcraft-South Carolina in 2011 and was promoted to Vice President in 2012. He was promoted to President of the Vulcraft/Verco group in 2014 and he served as General Manager of Nucor Steel-Texas from 2017 to 2019.

Noah Hanners (43), Executive Vice President of Raw Materials, became EVP in January 2023. Mr. Hanners began his career with Nucor in 2011 as Melt Shop Engineer at Nucor Steel South Carolina. He next served as Shift Supervisor and was then promoted to Melt Shop Manager at Nucor Steel Auburn, Inc. Mr. Hanners later served as General Manager of Nucor Tubular Products and General Manager of Nucor Steel Kankakee, Inc. and was promoted to Vice President in 2019. He served as the Vice President and General Manager of The David J. Joseph Company from 2019 to 2022.

John Hollatz (47), Executive Vice President of Bar, Engineered Bar, and Rebar Fabrication Products, was named EVP in May 2022. Mr. Hollatz began his career at Nucor in 1999 as Design Engineer at Vulcraft Indiana and then served as Sales Engineer and Sales Manager at Vulcraft Nebraska. Mr. Hollatz later served as General Manager of Nucor Building Systems South Carolina, General Manager of Vulcraft Indiana, and President of the Vulcraft/Verco group. He was promoted to Vice President and General Manager of Nucor Steel Decatur, LLC in 2016.

Douglas J. Jellison (64), Executive Vice President of Strategy, was named EVP in January 2021. Mr. Jellison began his Nucor career in 1990 as Materials Manager at Nucor Bearing Products and has worked in various positions and businesses in his more than 30 years with Nucor, including several controller and business development roles. Mr. Jellison was promoted to Vice President in 2004 and served as General Manager of Nucor Bearing Products, Nucor Steel Seattle, Inc. and Nucor-Yamato. He then served as President of Nucor Tubular Products and most recently as President of Nucor's steel piling subsidiary, Skyline Steel LLC.

Stephen D. Laxton (52), Chief Financial Officer, Treasurer, and Executive Vice President, became CFO in March 2022. Mr. Laxton began his career at Nucor in 2003 as General Manager of Business Development and was promoted to Vice President in 2014. Prior to joining Nucor, Mr. Laxton worked for Cinergy Corp., holding various positions including Director of Asset Management and Manager of Corporate Development. Prior to Cinergy, he held various financial roles with Ashland, Inc., North American Stainless and National City Bank.

Gregory J. Murphy (59), Executive Vice President of Business Services and General Counsel, was named EVP in January 2021. Mr. Murphy began his Nucor career in 2015 as Vice President and General Counsel. In 2020, he assumed additional responsibilities and was named General Counsel and Vice President of Legal, Environmental and Public Affairs. Prior to joining Nucor, Mr. Murphy was a Partner with the law firm of Moore & Van Allen PLLC, where he was the team leader of the Litigation Practice Group and served for a decade on the firm's Executive Committee.

Daniel R. Needham (57), Executive Vice President of Commercial, was named EVP in May 2022. Mr. Needham began his career with Nucor in 2000 as Controller at Nucor Steel Hertford County. He subsequently served as Controller of Nucor Steel Decatur, LLC and Nucor Steel Utah. In 2011, Mr. Needham became General Manager of Nucor Steel Connecticut, Inc. He later served as General Manager of Nucor Steel Utah and was elected Vice President in 2016. In 2019, Mr. Needham was promoted to Vice President and General Manager of Nucor Steel Indiana. He served as the Executive Vice President of Bar, Engineered Bar and Rebar Fabrication Products from February 2021 to May 2022.

K. Rex Query (57), Executive Vice President of Sheet and Tubular Products, was named EVP in January 2021. Mr. Query joined Nucor in 1990 as a financial analyst in the Corporate Office and subsequently served as Controller at Vulcraft South Carolina, Nucor Steel Berkeley and Nucor Steel Hertford. After serving as General Manager and Corporate Controller, Mr. Query was elected to Vice President in 2002 and served as General Manager at Nucor Steel Auburn, Inc., Nucor Steel Decatur, LLC, Nucor Steel South Carolina and NCF as well as President of Nucor Europe. Most recently, Mr. Query served as President of Nucor's Vulcraft/Verco group. Mr. Query is married to the sister of Mr. Topalian's wife.

David A. Sumoski (56), was named Chief Operating Officer, in January 2021. He previously served as Executive Vice President from 2014 to 2020, most recently as EVP of Merchant and Rebar Products. He also served as General Manager of Nucor Steel Memphis, Inc. from 2012 to 2014 and as General Manager of Nucor Steel Marion, Inc. from 2008 to 2012. Mr. Sumoski was named Vice President in 2010. He began his career with Nucor as an electrical supervisor at Nucor Steel-Berkeley in 1995, later serving as Maintenance Manager.

Leon J. Topalian (54), has served as President and Chief Executive Officer since January 2020 and as Chair of the Board of Directors since September 2022. He previously served as President and Chief Operating Officer from September 2019 to December 2019, as Executive Vice President of Beam and Plate Products from 2017 to 2019 and as Vice President of Nucor from 2013 to 2017. He began his Nucor career at Nucor Steel-Berkeley in 1996, serving as a project engineer and then as cold mill production supervisor. Mr. Topalian was promoted to Operations Manager for Nucor's former joint venture in Australia and later served as Melting and Casting Manager at Nucor Steel-South Carolina. He then served as General Manager of Nucor Steel Kankakee, Inc. from 2011 to 2014 and as General Manager of Nucor-Yamato from 2014 to 2017. Mr. Topalian is married to the sister of Mr. Query's wife.

D. Chad Utermark (54), Executive Vice President of New Markets and Innovation, was named EVP in 2014. He previously served as General Manager of Nucor-Yamato from 2011 to 2014 and as General Manager of Nucor Steel-Texas from 2008 to 2011. He was named Vice President of Nucor in 2009. Mr. Utermark began his Nucor career as a utility operator at Nucor Steel-Arkansas in 1992, subsequently serving as shift supervisor and Hot Mill Manager at that division as well as Roll Mill Manager at Nucor Steel-Texas.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed and traded on the New York Stock Exchange under the symbol "NUE." As of January 31, 2023, there were approximately 12,000 stockholders of record of our common stock.

Our share repurchase program activity for each of the three months and the quarter ended December 31, 2022 was as follows (in thousands, except per share amounts):

	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2)
October 2, 2022—October 29, 2022	1,826	$ 122.05	1,826	$ 1,266,670
October 30, 2022—November 26, 2022	1,034	$ 138.26	1,034	$ 1,123,698
November 27, 2022—December 31, 2022	230	$ 160.07	230	$ 1,086,921
For the Quarter Ended December 31, 2022	3,090		3,090	

(1) Includes commissions of $0.84 per share.

(2) On December 2, 2021, the Company announced that the Board of Directors had approved a new share repurchase program under which the Company is authorized to repurchase up to $4.00 billion of the Company's common stock and terminated all previously authorized share repurchase programs. The share repurchase authorization is discretionary and has no expiration date.

Nucor has increased its base cash dividend every year since the Company began paying dividends in 1973. Nucor paid a total dividend of $2.00 per share in 2022 compared with $1.62 per share in 2021. In December 2022, the Board of Directors increased the base quarterly cash dividend on Nucor's common stock to $0.51 per share from $0.50 per share. In February 2023, the Board of Directors declared Nucor's 200th consecutive quarterly cash dividend of $0.51 per share payable on May 11, 2023 to stockholders of record on March 31, 2023.

See Note 16 to the Company's consolidated financial statements for a discussion regarding securities authorized for issuance under the Company's stock-based compensation plans.

Stock Performance

This graphic comparison assumes the investment of $100 in each of Nucor common stock, the S&P 500 Index and the S&P 1500 Steel Index, all at year-end 2017. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 36% of the S&P 1500 Steel Index at year-end 2022 (36% at year-end 2017).


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Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations of Nucor Corporation should be read in conjunction with the consolidated financial statements of the Company and the accompanying notes to the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations included in this report discusses our financial condition and results of operations as of and for the years ended December 31, 2022 and 2021. Information concerning the year ended December 31, 2021 and a comparison of the years ended December 31, 2021 and 2020 may be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 28, 2022.

Overview

The U.S. economy grew at a slower rate in 2022 – 2.1 percent – compared 5.9 percent the prior year. Steel market demand in 2022 remained strong across many of the end markets we serve, particularly nonresidential construction. Operating rates at our steel mills for the full year 2022 decreased to 77% as compared to 94% for the full year 2021.

Actions taken by Congress during the past two years are providing more than $1.5 trillion to rebuild traditional infrastructure, build-out clean energy infrastructure and re-shore semiconductor chip manufacturing back to the United States. These are steel-intensive projects that are expected to create millions of tons of additional steel demand. Funding from the Infrastructure Investment & Jobs Act (IIJA) will begin to make a significant impact in the market in 2023, and the CHIPS Act has already generated announcements for 40 new semiconductor ecosystem projects in the U.S. representing nearly $200 billion in private investments across 16 states. Strong Buy America requirements in the IIJA and the Inflation Reduction Act will ensure domestically produced steel is used to rebuild U.S. infrastructure and build-out new clean energy infrastructure. Approximately 50% of Nucor products are shipped into the construction market, and Nucor's lower carbon footprint is expected to provide an additional advantage as states and localities look to rebuild infrastructure in a sustainable manner.

Our Challenges and Risks

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry, with the OECD estimating that global steel production overcapacity is currently more than 500,000,000 tons. However, additional capacity continues to come online and China's steel production, the largest steel producing country, is still near record levels. In 2022, China's steel production was 1.1 billion tons compared to 1.13 billion tons the previous year. Circumvention of trade duties also continues to pose a risk, as countries route products through third-party countries to evade duties. Increasingly, China is seeking to evade trade duties by building new steelmaking capacity in other countries with a focus on neighboring countries in southeast Asia, as well as Africa.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases or decreases rapidly in response to changes in domestic demand, unanticipated events that affect the flow of scrap into scrap yards, the availability of scrap substitutes, currency fluctuations and changes in foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which are often also associated with periods of stronger or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to mitigate the scrap price risk by managing scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap, which can make this inventory management strategy difficult to achieve. Continued successful implementation of our raw material strategy, including key investments in DRI production, coupled with the scrap brokerage and processing services performed by our team at DJJ, give us greater control over our metallic inputs and thus also helps us to mitigate this risk.

During periods of stronger or rapidly improving steel market conditions, we are more likely to be able to pass through to our customers, relatively quickly, the increased costs of ferrous scrap and scrap substitutes, protecting our gross margins from significant erosion. During periods of weaker or rapidly deteriorating steel market conditions, weak steel demand, low industry utilization rates and the impact of imports create an even more intensified competitive environment and increased pricing pressure. All of those factors, to some degree, impact pricing, which increases the likelihood that Nucor will experience lower gross margins.

Although the majority of our steel sales are to spot market customers in North America who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, most notably in our sheet operations. Approximately 85% of our sheet sales were to contract customers in 2022 (approximately 80% in 2021), with the balance being sold in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers at any given time depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period.

Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise, and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. The vast majority of our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes, but, during periods of steel market weakness, the more intensified competitive steel market environment can cause the sales price indices to decrease resulting in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we typically experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we typically experience a short-term margin expansion on contract tons. Contract sales typically have terms ranging from six to 12 months.

Our Strengths and Opportunities

We are North America's most diversified steel producer. As a result, our short-term performance is not tied to any one market. We have numerous, large, strategic capital projects at various stages of progress that we believe will help us further diversify our product offerings and expand the markets that we serve. We expect these investments to grow our long-term earnings power by increasing our channels to market, expanding our product portfolio into higher value-added offerings, improving our cost structure and further building upon our market leadership positions.

We believe that Nucor's raw material supply chain is another important strength. Our investment in DRI production facilities and scrap brokerage and processing businesses provides Nucor with significant flexibility in optimizing our raw materials costs. Additionally, having a significant portion of our raw materials supply under our control reduces risk associated with the global sourcing of raw materials, particularly since a considerable portion of scrap substitutes comes from regions of the world that historically have experienced greater political turmoil.

Our highly variable, low-cost structure, combined with our financial strength and liquidity, have allowed us to successfully navigate cyclical, severely depressed steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower selling prices. Our pay-for-performance system that is closely tied to our levels

of production also allows us to keep our highly experienced workforce intact and to continue operating our facilities when some of our competitors with greater fixed costs are forced to shut down some of their facilities. Because we use EAFs to produce our steel, we can easily vary our production levels to match short-term changes in demand, unlike our blast furnace-based integrated competitors.

Evaluating Our Operating Performance

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers (78% in 2022 and 79% in 2021), but a significant percentage is used internally by many of the facilities in our steel products segment (22% in 2022 and 21% in 2021).

We begin measuring our performance by comparing our net sales, both in total and by individual segment, during a reporting period with our net sales in the corresponding period in the prior year. In doing so, we focus on changes in and the reasons for such changes in the two key variables that have the greatest influence on our net sales: average sales price per ton during the period and total tons shipped to outside customers.

We also focus on both dollar and percentage changes in gross margins, which are key drivers of our profitability, and the reasons for such changes. There are many factors from period to period that can affect our gross margins. One consistent area of focus for us is changes in "metal margins," which is the difference between the selling price of steel and the cost of scrap and scrap substitutes. Increases or decreases in the cost of scrap and scrap substitutes that are not offset by changes in the selling price of steel can quickly compress or expand our margins and reduce or increase our profitability.

Changes in marketing, administrative and other expenses, particularly profit sharing and other variable incentive-based payment costs, can have a material effect on our results of operations for a reporting period as well. These costs vary significantly from period to period as they are based upon changes in our pre-tax earnings and other profitability metrics that are a reflection of our pay-for-performance system that is closely tied to our levels of production.

Evaluating Our Financial Condition

We evaluate our financial condition each reporting period by focusing primarily on the amounts of and reasons for changes in cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amounts of and reasons for changes in cash used in or provided by investing activities (including projected capital expenditures) and financing activities and our cash and cash equivalents and short-term investments position at period end. We believe that our conservative financial practices have served us well in the past and are serving us well today. As a result, we believe our financial position remains strong.

Comparison of 2022 to 2021

Results of Operations

Nucor reported consolidated net earnings of $7.61 billion, or $28.79 per diluted share, in 2022, making it the most profitable year in the Company's history. This is the second year in a row that Nucor has reported record annual earnings, surpassing the previous record of $6.83 billion, or $23.16 per diluted share, in 2021.

The increase in earnings in 2022 as compared to 2021 was primarily driven by the increase in profitability of the steel products segment. The steel products segment set a new record for earnings in 2022, as the earnings before income taxes and noncontrolling interests for the segment more than tripled the previous record set in 2021. Average sales price per ton increased significantly for the segment in 2022 as compared to 2021 and volumes increased slightly. The largest driver of the increase in the segment's earnings was the increased profitability of our joist and deck businesses, due to strong demand in nonresidential construction markets.

Following a record-setting 2021, the earnings of the steel mills segment decreased in 2022 as the segment's volumes decreased in 2022 as compared to 2021. The primary driver for the decrease in steel mill segment earnings was the decreased profitability of our sheet mills in 2022 compared to 2021, which more than offset the improved profitability of our bar, structural and plate mills over the same period. After experiencing increases in higher average selling prices in each quarter of 2021, average selling prices for the sheet group decreased in every quarter of 2022 due to some softening in demand for sheet products and increased imports, particularly in the first half of 2022. Average selling prices for the bar, structural and plate mills improved in 2022 as compared to 2021, though volumes decreased. Scrap and scrap substitute costs were volatile during 2022, as the conflict in Ukraine disrupted supply chains and caused raw material prices to spike in the first half of the year, but dissipated during the second half of 2022. The steel mills segment's earnings also was decreased due to higher conversion costs, as utilization rates decreased for the segment in 2022 (77% in 2022 compared to 94% in 2021), and increased electricity, natural gas, labor and consumables (e.g., alloys, electrodes) costs caused by inflation. Despite the decrease in the earnings of the steel mills segment in 2022 as compared to the segment's record-setting 2021, we believe that 2022 was another strong year for the steel mills segment.

Earnings in the raw materials segment decreased in 2022 as compared to 2021. Our DJJ brokerage and scrap processing had decreased profitability in 2022 as compared to 2021 that was driven by lower volumes. Our DRI facilities experienced increased profitability in 2022 as compared to 2021, as the conflict in Ukraine that began in the first quarter of 2022 disrupted global supply chains, resulting in volatility and higher selling prices for raw materials, particularly in the first half of the year. Also contributing to the decrease in raw materials segment earnings in 2022 as compared to 2021 was the $96.0 million write-off of our leasehold interest in unproved oil and gas properties in the fourth quarter of 2022 when the Company's management decided that it was unlikely to develop the leasehold interests in the future. In 2021, the Company wrote off $42.0 million related to a portion of the leasehold interests in unproved oil and gas properties that the Company decided it would not commence development by the contractually stated deadline for that portion. (Refer to Note 7 of the Consolidated Financial Statements for more information related to these write-offs).

The following discussion will provide greater quantitative and qualitative analysis of Nucor's performance in 2022 as compared to 2021.

Net Sales

Net sales to external customers by segment for the years ended December 31, 2022 and 2021 were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**% Change**
Steel mills	$24,189,858	$24,145,396	-
Steel products	15,060,328	9,727,943	55%
Raw materials	2,262,281	2,610,600	-13%
Total net sales to external customers	$41,512,467	$36,483,939	14%

Net sales for 2022 increased 14% from the prior year. Average sales price per ton increased 26% from $1,292 in 2021 to $1,626 in 2022. Total tons shipped to outside customers decreased 10% from 28,247,000 tons in 2021 to 25,524,000 tons in 2022.

In the steel mills segment, sales tons for the years ended December 31, 2022 and 2021 were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**% Change**
Outside steel shipments	18,200	20,296	-10%
Inside steel shipments	5,041	5,394	-7%
Total steel shipments	23,241	25,690	-10%

Net sales for the steel mills segment were comparable in 2022 to the prior year due to an 11% increase in the average sales price per ton, from $1,195 in 2021 to $1,324 in 2022, as well as a 10% decrease in tons sold to outside customers. Average selling prices for our bar, structural, and plate mills increased substantially in 2022 as compared to 2021.

Outside sales tonnage for the steel products segment for the years ended December 31, 2022 and 2021 was as follows (in thousands):

	Year Ended December 31,		
	2022	2021	% Change
Joist sales	671	702	-4%
Deck sales	515	536	-4%
Cold finished sales	467	495	-6%
Rebar fabrication sales	1,282	1,232	4%
Piling products sales	443	554	-20%
Tubular products sales	950	1,013	-6%
Other steel products sales	687	447	54%
Total steel products sales	5,015	4,979	1%

Net sales for the steel products segment increased 55% in 2022 from the prior year due to a 54% increase in the average sales price per ton, from $1,954 in 2021 to $3,003 in 2022, as well as a 1% increase in volumes.

Net sales for the raw materials segment decreased 13% in 2022 from the prior year primarily due to decreased volumes at DJJ's brokerage and scrap processing operations. In 2022, approximately 91% of outside sales for the raw materials segment were from the brokerage operations of DJJ, and approximately 3% of outside sales were from the scrap processing operations of DJJ (90% and 8%, respectively, in 2021).

Gross Margins

In 2022, Nucor recorded gross margins of $12.50 billion (30%), which was an increase from $11.03 billion (30%) in 2021:

- The primary driver for the increase in gross margins in 2022 as compared to 2021 was the substantial increase in metal margins in the steel products segment, primarily due to strong demand in nonresidential construction markets and increases in average selling prices. The majority of the businesses within the steel products segment had increased profitability in 2022 as compared to 2021, most notably at our joist and deck businesses.

- Gross margins in the steel mills segment decreased in 2022 as compared to 2021, primarily due to increased conversion costs. Conversion costs are all inventoriable costs excluding scrap and scrap substitutes. The increase in conversion costs in 2022 as compared to 2021 is due to lower utilization in 2022 and increased electricity, natural gas, labor and consumables (e.g., alloys, electrodes) costs caused by inflation.

  Partially offsetting the significant rise in conversion costs was increased metal margins. Metal margin is the difference between the selling price of steel and the cost of scrap and scrap substitutes. The average scrap and scrap substitute cost per gross ton used increased 5% from $469 in 2021 to $492 in 2022, which was more than offset by the increase in average selling price.

Scrap prices are driven by the global supply and demand for scrap and other iron-based raw materials used to make steel. Scrap prices were volatile during 2022 and decreased significantly late in the year. So far in 2023, scrap prices are more stable.

- Pre-operating and start-up costs of new facilities increased to approximately $247 million in 2022 as compared to approximately $130 million in 2021. Pre-operating and start-up costs in 2022 and 2021 primarily related to the plate mill being built in Kentucky, the sheet mill expansion in Kentucky, and the galvanizing line at our sheet mill in Arkansas. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up.

- Gross margins in the raw materials segment decreased modestly in 2022 as compared to 2021 due to the decreased profitability of our scrap brokerage and recycling operations. This was partially offset by the increased profitability of our DRI businesses, which benefited from significantly higher transfer prices in the first half of 2022.

Marketing, Administrative and Other Expenses

A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor's financial performance, increased from 2021 to 2022 due to the increased profitability of the Company. In 2022, profit sharing costs consisted of $994.2 million, including the Company's matching contribution, made to the Company's Profit Sharing and Retirement Savings Plan for qualified employees ($869.9 million in 2021). Other employee bonus costs also fluctuate based on Nucor's achievement of certain financial performance goals, including achieving record earnings, and comparisons of Nucor's financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses decreased by 5% to $58.8 million in 2022 compared with $61.7 million in 2021 and includes costs associated with vesting of stock awards granted in prior years.

Equity in (Earnings) Losses of Unconsolidated Affiliates

Equity in (earnings) losses of unconsolidated affiliates was ($10.7) million in 2022 and ($103.1) million in 2021. The decrease in equity method investment earnings from 2021 to 2022 was primarily due to the decreased results of NuMit and NJSM.

Losses and Impairments of Assets

In 2020, Nucor recorded losses on assets of $483.5 million related to our equity method investment in Duferdofin Nucor S.r.l. ("Duferdofin Nucor"). Nucor also recorded impairment charges in 2020 of $103.2 million related to certain inventory and long-lived assets in the steel mills segment, and $27.0 million related to the write-down of our unproved natural gas well assets included in the raw materials segment.

During 2021, Nucor recorded a non-cash loss on assets of $42.0 million related to our leasehold interest in unproved oil and natural gas properties in the raw materials segment. Also included in the 2021 results were losses on assets of $20.2 million in the steel products segment.

During 2022, Nucor recorded an impairment charge of $96.0 million related to our leasehold interest in unproved oil and natural gas properties in the raw materials segment. Nucor also recorded an impairment charge of $5.8 million related to machinery and equipment in the steel products segment.

Interest Expense (Income)

Net interest expense for the years ended December 31, 2022 and 2021 was as follows (in thousands):

	Year Ended December 31,	
	2022	2021
Interest expense	$ 218,911	$ 163,121
Interest income	(48,695)	(4,267)
Interest expense, net	$ 170,216	$ 158,854

Interest expense increased in 2022 compared to 2021 due to higher average interest rates on debt and an increase in average debt outstanding. Interest income increased in 2022 compared to 2021 due to an increase in average investments and average interest rates on investments.

Earnings Before Income Taxes and Noncontrolling Interests

The following table presents earnings before income taxes and noncontrolling interests by segment for the years ended December 31, 2022 and 2021 (in thousands). The changes between periods were driven by the quantitative and qualitative factors previously discussed.

	Year Ended December 31,	
	2022	2021
Steel mills	$ 7,199,087	$ 9,735,020
Steel products	4,093,105	1,291,450
Raw materials	496,823	549,956
Corporate/eliminations	(1,544,171)	(2,375,568)
Earnings before income taxes and noncontrolling interests	$ 10,244,844	$ 9,200,858

Noncontrolling Interests

Noncontrolling interests represent the income attributable to the noncontrolling partners of Nucor's joint ventures, primarily Nucor–Yamato, of which Nucor owns 51% and CSI, of which Nucor owns 51%. The 60% increase in earnings attributable to noncontrolling interests in 2022 as compared to 2021 was due to the increased earnings of Nucor–Yamato and the acquisition of CSI in February 2022. Driving the significant increase in earnings at Nucor-Yamato in 2022 was higher average selling prices, volumes and metal margins.

Provision for Income Taxes

The Company's effective tax rate in 2022 was 21.13% compared with 22.59% in 2021. The 2022 effective tax rate included a net tax benefit of $76.4 million (-0.75%) for state tax credits and a net tax benefit of $88.0 million (-0.86%) related to a change in the valuation allowance of a state deferred tax asset.

The Internal Revenue Service ("IRS") is currently examining Nucor's 2015, 2019, and 2020 federal income tax returns. Nucor has concluded U.S. federal income tax matters for tax years through 2014, and for the tax years 2016 and 2018. The tax years 2017 and 2021 remain open to examination by the IRS. The 2015 and 2018 Canadian income tax returns for Harris Steel Group Inc. and certain related affiliates are currently under examination by the Canada Revenue Agency. The tax years 2016 through 2021 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

Net Earnings and Return on Equity

Nucor reported net earnings of $7.61 billion, or $28.79 per diluted share, in 2022, compared to net earnings of $6.83 billion, or $23.16 per diluted share, in 2021. Net earnings attributable to Nucor stockholders as a percentage of net sales were 18.3% and 18.7% in 2022 and 2021, respectively. Return on average stockholders' equity was 46.9% and 55.0% in 2022 and 2021, respectively.

Liquidity and Capital Resources

We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We carry the highest credit ratings of any steel producer headquartered in North America, with an A- long-term rating from Standard and Poor's, a Baa1 long-term rating from Moody's and we have recently received an A- long-term rating from Fitch. Our credit ratings are dependent, however, on many factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made to enhance investors' understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Nucor's cash and cash equivalents, short-term investments and restricted cash and cash equivalents position remained strong at $4.94 billion as of December 31, 2022, compared with $2.76 billion as of December 31, 2021. Approximately $1.04 billion and $540.3 million of the cash and cash equivalents position as of December 31, 2022 and 2021, respectively, was held by our majority-owned joint ventures. Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities.

We also issue long-term debt securities from time-to-time. On March 11, 2022, Nucor completed the issuance and sale of $550.0 million aggregate principal amount of its 3.125% Notes due 2032 (the "2032 Notes") and $550.0 million aggregate principal amount of its 3.850% Notes due 2052 (the "2052 Notes" and, together with the 2032 Notes, the "2032/2052 Notes"). The net proceeds from the issuance and sale of the 2032/2052 Notes were used along with cash on hand to redeem all of the outstanding $600.0 million aggregate principal amount of our 4.125% Notes due 2022 (the "2022 Notes") and $500.0 million aggregate principal amount of our 4.000% Notes due 2023 (the "2023 Notes") pursuant to the terms of the indenture governing the 2022 Notes and the 2023 Notes.

On April 25, 2022, Nucor redeemed all $500.0 million aggregate principal amount outstanding of the 2023 Notes using a portion of the net proceeds from the issuance and sale of the 2032/2052 Notes. On August 15, 2022, Nucor redeemed all $600.0 million aggregate principal amount outstanding of the 2022 Notes using the remaining portion of the net proceeds from the issuance and sale of the 2032/2052 Notes.

On May 23, 2022, Nucor completed the issuance and sale of $500.0 million aggregate principal amount of its 3.950% Notes due 2025 (the "2025 Notes") and $500.0 million aggregate principal amount of its 4.300% Notes due 2027 (the "2027 Notes").

In August 2021, Nucor became an obligor with respect to $197.0 million in 40-year variable-rate Green Bonds to partially fund the capital costs, in particular the expenditures associated with pollution prevention and control (including waste recycling and waste reduction), of the construction of our plate mill located in Brandenburg, Kentucky. Proceeds of the Green Bonds are held on Nucor's balance sheet as restricted cash and cash equivalents until they are utilized in connection with the construction of the Brandenburg facility.

On November 5, 2021, Nucor completed an offer to exchange its existing 2.979% Notes due 2055 (the "2055 Notes") that were not registered under the Securities Act of 1933, as amended (the "Securities Act") for a like principal amount of notes having terms substantially identical as the 2055 Notes and that are registered under the Securities Act.

In November 2021, Nucor amended and restated its revolving credit facility to increase the borrowing capacity from $1.50 billion to $1.75 billion and to extend its maturity date to November 5, 2026. Our revolving credit facility remains undrawn.

We expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed.

Selected Measures of Liquidity and Capital Resources

	(Dollars in thousands) December 31,	
	2022	2021
Cash and cash equivalents	$ 4,280,852	$ 2,364,858
Short-term investments	576,946	253,005
Restricted cash and cash equivalents	80,368	143,800
Working capital	10,361,940	7,642,144
Current ratio	3.4	2.5

The current ratio, which is calculated by dividing current assets by current liabilities, was 3.4 at year-end 2022 compared with 2.5 at year-end 2021. The current ratio was impacted by higher cash and cash equivalents at December 31, 2022. In addition, $600.0 million aggregate principal amount of our debt outstanding was included in the current portion of long-term debt at December 31, 2021 and was paid off during 2022.

In 2022, total accounts receivable turned approximately every five weeks and inventories turned approximately every 10 weeks. These ratios compare with accounts receivable turnover of approximately every four weeks and inventory turnover of approximately every 10 weeks for 2021.

Funds provided by operations, cash and cash equivalents, short-term investments, restricted cash and cash equivalents and new borrowings under existing credit facilities are expected to be adequate to meet future capital expenditures, current debt maturities and working capital requirements for existing operations for at least the next 24 months. We also believe we have adequate access to capital markets for liquidity purposes.

Off-Balance Sheet Arrangements

We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities that we believe could have a material impact on our financial condition or liquidity.

Capital Allocation Strategy

We believe that our conservative financial practices have served us well in the past and are serving us well today. Nucor's financial strength allows for a consistent, balanced approach to capital allocation throughout the business cycle. Nucor's highest capital allocation priority is to invest in our business for profitable growth over the long term. We have historically done this by investing to optimize our existing operations, initiate greenfield expansions and make acquisitions. Our second priority is to return capital to our stockholders through cash dividends and share repurchases. We intend to return a minimum of 40% of our net earnings to our stockholders through dividends and share repurchases, while maintaining a debt-to-capital ratio that supports a strong investment grade credit rating. Nucor returned approximately $3.30 billion in capital to its stockholders in the form of base dividends and share repurchases in 2022.

Operating Activities

Cash provided by operating activities was $10.07 billion in 2022 as compared to $6.23 billion in 2021. This increase of $3.84 billion was primarily driven by changes in operating assets and liabilities and an increase in net earnings. Net earnings increased $957.3 million over the prior year, which included $101.8 million of non-cash losses and impairments of assets ($62.2 million of non-cash losses and impairments of assets in 2021). The changes in operating assets and liabilities resulted in a net inflow of $692.7 million in 2022 as compared to a net outflow of $1.86 billion in 2021. The changes in working capital were primarily due to decreases in inventory and accounts receivable from year-end 2021 to year-end 2022. Accounts receivable at the end of 2022 decreased from the prior year-end resulting in a cash inflow of $501.2 million due to a decrease in the sales volumes and price per ton compared to the same prior year period. From year-end 2021 to year-end 2022, inventories decreased resulting in an inflow of $962.4 million due to a 17% decrease in inventory tons. This compares to inventories at year-end 2021 increasing from year-end 2020 and resulting in a $2.31 billion cash outflow. Salaries, wages and related accruals increased due to higher current year profit sharing and incentive compensation accruals. The increase in federal income taxes receivable is mainly a function of the timing of federal tax payments. Accounts payable decreased due to the decreases in inventory mentioned previously.

Investing Activities

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for the construction of new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. Cash used in investing activities in 2022 was $5.70 billion as compared to $2.87 billion in 2021. The increase in cash used in investing activities was primarily due to $3.55 billion used to fund acquisitions, including, primarily the purchase of CHI in June 2022 and the purchase of a 51% controlling ownership in CSI in February 2022. Cash used for capital expenditures increased by $325.9 million to $1.95 billion in 2022 as compared to $1.62 billion in 2021. The increase in capital expenditures is primarily due to the plate mill under construction in Kentucky, the sheet mill expansion in Indiana and the sheet mill under construction in West Virginia. Capital expenditures for 2023 are estimated to be approximately $3.0 billion as compared to $2.0 billion in 2022. The projects that we anticipate will have the largest capital expenditures in 2023 are the plate mill under construction in Kentucky, the sheet mill expansions in Kentucky and Indiana and the sheet mill under construction in West Virginia.

Financing Activities

Cash used in financing activities during 2022 was $2.51 billion as compared to $3.60 billion in 2021. The primary uses of cash were: (i) stock repurchases of $2.76 billion in 2022 as compared to $3.28 billion in 2021, a decrease of $513.5 million; (ii) repayments of long-term debt of $1.11 billion in 2022 (none in 2021); and (iii) distributions to noncontrolling interests of $332.3 million in 2022 as compared to $150.7 million in 2021, an increase of $181.6 million. The primary source of cash offsetting these uses of cash was proceeds from long-term debt, net of discount to the public, of $2.09 billion in 2022 as compared to $197.0 million in 2021, an increase of $1.89 billion. In 2022, Nucor issued $500.0 million aggregate principal amount of the 2025 Notes, $500.0 million aggregate principal amount of the 2027 Notes, $550.0 million aggregate principal amount of the 2032 Notes and $550.0 million aggregate principal amount of the 2052 Notes. On April 25, 2022, Nucor redeemed all $500.0 million aggregate principal amount outstanding of the 2023 Notes. On August 15, 2022, Nucor redeemed all $600.0 million aggregate principal amount outstanding of the 2022 Notes.

Our revolving credit facility is undrawn and was amended and restated in November 2021 to increase the borrowing capacity from $1.50 billion to $1.75 billion and to extend the maturity date to November 5, 2026. The revolving credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capital. In addition, the undrawn revolving credit facility contains customary non-financial covenants, including a limit on Nucor's ability to pledge the Company's assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2022, Nucor's funded debt to total capital ratio was 25%, and Nucor was in compliance with all covenants under the credit facility.

Market Risk

Nucor's largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2022 were 70% and 68%, respectively. A significant portion of our steel mills and steel products segments' sales are into the commercial, industrial and municipal construction markets. Our largest single customer in 2022 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel, pig iron and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment and the prices we receive for our steel and steel products tend to be correlated with the prices we pay for these materials.

Nucor's tax-exempt industrial development revenue bonds ("IDRBs") have variable interest rates that are adjusted weekly. These IDRBs represented 20% of Nucor's long-term debt outstanding at December 31, 2022. The remaining 80% of Nucor's long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2022, there were no such contracts outstanding. Nucor's investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to purchases of natural gas used in the production process, as well as scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed or sold in future periods and hedging the exposures related to changes in the fair value of outstanding fixed-rate debt instruments and foreign currency transactions. Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value.

The Company is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

Dividends

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid aggregate dividends of $2.00 per share in 2022, compared with aggregate dividends of $1.62 per share in 2021. In December 2022, the Board of Directors increased the regular quarterly cash dividend on Nucor's common stock to $0.51 per share. Nucor returned approximately $3.30 billion in capital to its stockholders in the form of base dividends and share repurchases in 2022. In February 2023, the Board of Directors declared Nucor's 200th consecutive quarterly cash dividend of $0.51 per share payable on May 11, 2023 to stockholders of record as of March 31, 2023.

Contractual Obligations and Other Commercial Commitments

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2022 for the periods presented (in thousands):

	Payments Due By Period				
Contractual Obligations	**Total**	**2023**	**2024-2025**	**2026-2027**	**2028 and thereafter**
Long-term debt	$ 6,667,725	$ 10,000	$1,020,000	$ 541,500	$5,096,225
Estimated interest on long-term debt (1)	3,825,238	250,469	482,280	424,974	2,667,515
Finance leases	272,585	25,043	39,024	36,901	171,617
Operating leases	127,537	30,152	43,587	25,755	28,043
Raw material purchase commitments (2)	2,564,421	1,421,847	492,789	198,611	451,174
Utility purchase commitments (2)	1,290,380	398,227	408,928	271,513	211,712
Other unconditional purchase obligations (3)	2,062,271	1,269,868	783,616	6,134	2,653
Other long-term obligations (4)	896,657	606,796	110,117	15,545	164,199
Total contractual obligations	$17,706,814	$4,012,402	$3,380,341	$1,520,933	$8,793,138

(1) Interest is estimated using applicable rates at December 31, 2022 for Nucor's outstanding fixed-rate and variable-rate debt.

(2) Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas, and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2022, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.

(3) Purchase obligations include commitments for capital expenditures on operating machinery and equipment.

(4) Other long-term obligations include amounts associated with Nucor's early-retiree medical benefits, management compensation and guarantees.

Note: In addition to the amounts shown in the table above, $141.7 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $26.9 million at December 31, 2022.

Outlook

The profitability of the steel mills segment is expected to increase in the first quarter of 2023 as compared to the fourth quarter of 2022 due to higher margins and volumes, with the largest improvement expected to occur at our sheet mills.

Within the steel products segment, we expect continued strong profitability in the first quarter of 2023, with some decrease expected from the fourth quarter of 2022 due to seasonally slower construction activity and some reductions in realized pricing. Overall, we expect first quarter 2023 steel products segment earnings to be higher than the first quarter of 2022.

In the raw materials segment, excluding the impact of the impairment charge recorded in the fourth quarter of 2022, we expect increased profitability compared to the fourth quarter of 2022 due to higher volumes at our DRI facilities and scrap recycling and brokerage operations.

On a combined basis, the operating income during the first quarter of 2023 from our three business segments is expected to exceed that of the fourth quarter of 2022. However, we expect consolidated net earnings to decrease compared to the fourth quarter of 2022 due to intercompany eliminations in the first quarter of 2023 and the absence of state tax benefits that were recorded in the fourth quarter of 2022.

Capital expenditures are currently projected to be approximately $3.0 billion in 2023 and, as we have in the past, we intend to allocate capital to investments that advance our strategy to grow the core and expand beyond, keeping Nucor in a position of strength well into the future.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of non-current assets and reserves for environmental obligations and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company's inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

Long-Lived Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be independently identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. In developing estimated values for assets that we currently use in our operations, we utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value. Management determined that no long-lived asset impairment testing was required in 2022 and 2021.

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2020. Undiscounted cash flows for each asset grouping were estimated using management's long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that, other than the groupings discussed below, the tested long-lived asset groupings were recoverable as of December 31, 2020.

Steel Mills Segment Asset Impairments

In 2020, Nucor recorded non-cash impairment charges totaling $103.2 million related to certain inventory and long-lived assets, which primarily related to our Castrip sheet mill operations. Due to the advancements in the capabilities at our new cold mill and galvanizing line we have under construction at Nucor Steel Arkansas, we believe the value of the technology and process has diminished for Nucor. As such, the existing Castrip assets are not expected to be materially utilized going forward. These charges are included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2020.

Raw Materials Segment Asset Impairments

In 2020, regulatory authorities in Colorado adopted new rules that became effective January 2021. One of these rules increased drilling setback distances. In the fourth quarter of 2020, Nucor determined a triggering event had occurred, as we do not expect to be able to access the full extent of the resources in the ground, and performed an impairment analysis. As a result, Nucor recorded a $27.0 million non-cash impairment charge related to the write-down of our leasehold interest in unproved oil and gas properties. This charge is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2020.

In the second quarter of 2021, Nucor decided that it would not develop a portion of its unproved oil and natural gas properties ("Portion A") within the contractually specified time period related to Portion A. As a result of this decision, the Company will forfeit its leasehold rights for Portion A. The Company recorded a charge of $42.0 million to write off the value of Portion A that is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2021. The decision not to develop Portion A was heavily influenced by the approaching deadline to commence development combined with Portion A's expected near-term profitability not achieving management's desired returns relative to the cost of development. A significant portion of the Company's remaining leasehold interest in unproved oil and natural gas properties are held by production. In the fourth quarter of 2022, the carrying value of the remaining portions of unproved oil and natural gas properties of $96.0 million was written off and is included in losses and impairments of assets in the consolidated statement of earnings for the year ended at December 31, 2022.

Goodwill and Intangibles

Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill.

When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. Significant assumptions used to determine the fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw materials and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Our fourth quarter 2022 annual goodwill impairment analysis did not result in an impairment charge. Management does not believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 50 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge. See Note 8 to the Company's consolidated financial statements for further discussion of the results of the Company's 2022 annual goodwill impairment analysis.

Nucor will continue to monitor operating results within all reporting units throughout 2023 in an effort to determine if events and circumstances require further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual qualitative and/or quantitative impairment test during our fourth quarter of 2023. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company's equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. When management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management's judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered long-term.

In the event that an impairment review is necessary, we calculate the estimated fair value of our equity method investments using a probability-weighted multiple-scenario income approach. Management's analysis includes three discounted cash flow scenarios (best case, base case and recessionary case), which contain forecasted near-term cash flows under each scenario. Generally, (i) the best case scenario contains estimates of future results ranging from slightly higher than recent operating performance to levels that are consistent with historical operating and financial performance; (ii) the base case scenario contains estimates of future results ranging from generally in line with recent operating performance to levels that are more conservative than historical operating and financial performance; and (iii) the recessionary case scenario contains estimates of future results which include limited growth resulting only from operational cost improvements and limited benefits of new higher-value product offerings. Management determines the probability that each cash flow scenario will come to fruition based on the specific facts and circumstances of each of the preceding scenarios, with the base case typically receiving the majority of the weighting.

Key assumptions used to determine the fair value of our equity method investments include: (i) expected cash flow for the six-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the investment; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. While the assumptions that most significantly affect the fair value determination include projected revenues, metal margins and discount rate, the assumptions are often interdependent, and no single factor predominates in determining the estimated fair value. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Nucor reviews its equity method investments for impairment if and when circumstances indicate that a decline in fair value below their carrying amounts may have occurred. There were no triggering events that caused management to pursue additional testing of our equity method investments in 2022.

Nucor determined that a triggering event occurred in the first quarter of 2020 with respect to its equity method investment in Duferdofin Nucor due to adverse developments in the joint venture's commercial outlook, which were exacerbated by the COVID-19 pandemic, all of which negatively impacted the joint venture's strategic direction. After completing its impairment assessment, Nucor determined that the carrying amount exceeded its estimated fair value and the impairment condition was considered to be other than temporary. Therefore, Nucor recorded a $250.0 million impairment charge in the first quarter of 2020. The assumptions that most significantly affected the fair value determination included projected cash flows and the discount rate. The Company-specific inputs for measuring fair value are considered "Level 3" or unobservable inputs that are not corroborated by market data under applicable fair value authoritative guidance, as quoted market prices are not available.

Throughout 2020, additional capital contributions were made by the Company to Duferdofin Nucor that were immediately impaired. These additional capital contributions resulted in $5.0 million, $6.6 million and $25.4 million impairment charges against our investment in Duferdofin Nucor in the second, third and fourth quarters of 2020, respectively. Also, in the fourth quarter of 2020, Nucor reclassified into earnings, $158.6 million of cumulative foreign currency translation losses on our investment in Duferdofin Nucor. In 2020, total impairment charges, including the charge associated with forgiving and outstanding note receivable, related to our investment in Duferdofin Nucor were approximately $483.5 million. These non-cash impairment charges are included in the steel mills segment and in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2020.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of interest expense and other expenses.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this report, or in other public filings, press releases, or other written or oral communications made by Nucor, which are not historical facts are forward-looking statements subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words "anticipate," "believe," "expect," "intend," "project," "may," "will," "should," "could" and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company's best judgment based on current information, and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to general market conditions, and in particular, prevailing market steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) the availability and cost of electricity and natural gas which could negatively affect our cost of steel production or result in a delay or cancellation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8)

uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs, capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; (13) our safety performance; (14) our ability to integrate businesses we acquire; (15) the impact of the COVID-19 pandemic, any variants of the virus, and any other similar pandemic or public health situation; and (16) the risks discussed in "Item 1A. Risk Factors" of this report.

Caution should be taken not to place undue reliance on the forward-looking statements included in this report. We assume no obligation to update any forward-looking statements except as may be required by law. In evaluating forward-looking statements, these risks and uncertainties should be considered, together with the other risks described from time to time in our reports and other filings with the SEC.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, Nucor is exposed to a variety of market risks. We continually monitor these risks and develop strategies to manage them.

Interest Rate Risk – Nucor manages interest rate risk by using a combination of variable-rate and fixed-rate debt. At December 31, 2022, approximately 20% of Nucor's long-term debt was in industrial revenue bonds that have variable interest rates that are adjusted weekly. The remaining 80% of Nucor's long-term debt was at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. Nucor also occasionally makes use of interest rate swaps to manage net exposure to interest rate changes. As of December 31, 2022, there were no such contracts outstanding. Nucor's investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Commodity Price Risk – In the ordinary course of business, Nucor is exposed to market risk for price fluctuations of raw materials and energy, principally scrap steel, other ferrous and nonferrous metals, alloys and natural gas. We attempt to negotiate the best prices for our raw materials and energy requirements and to obtain prices for our steel products that match market price movements in response to supply and demand. In periods of strong or stable demand for our products, we are more likely to be able to effectively reduce the normal time lag in passing through higher raw material costs so that we can maintain our gross margins. When demand for our products is weaker, this becomes more challenging. Our DRI facilities in Trinidad and Louisiana provide us with flexibility in managing our input costs. DRI is particularly important for operational flexibility when demand for prime scrap increases due to increased domestic steel production.

Natural gas produced by Nucor's production operations is being sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our Louisiana DRI facility and our steel mills in the United States.

Nucor also periodically uses derivative financial instruments to hedge a portion of our exposure to price risk related to natural gas purchases used in the production process and to hedge a portion of our scrap, aluminum and copper purchases and sales. Gains and losses from derivatives designated as hedges are deferred in accumulated other comprehensive loss, net of income taxes on the consolidated balance sheets and recognized in net earnings in the same period as the underlying physical transaction. At December 31, 2022, accumulated other comprehensive loss, net of income taxes included $26.1 million in unrealized net-of-tax gains for the fair value of these derivative instruments. Changes in the fair values of derivatives not designated as hedges are recognized in net earnings each period. The following table presents the negative effect on pre-tax earnings of a hypothetical change in the fair value of the derivative instruments outstanding at December 31, 2022, due to an assumed 10% and 25% change in the market price of each of the indicated commodities (in thousands):

Commodity Derivative	10% Change	25% Change
Natural gas	$ 14,180	$ 35,440
Aluminum	6,341	15,849
Copper	2,042	5,117

Any resulting changes in fair value would be recorded as adjustments to accumulated other comprehensive loss, net of income taxes or recognized in net earnings, as appropriate. These hypothetical losses would be partially offset by the benefit of lower prices paid or higher prices received for the physical commodities.

Foreign Currency Risk – Nucor is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations. Open foreign currency derivative contracts at December 31, 2022 and 2021 were insignificant.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Nucor's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Nucor's internal control over financial reporting as of December 31, 2022. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Our assessment did not include the internal controls over financial reporting of the California Steel Industries ("CSI") or C.H.I businesses which were acquired on February 1, 2022 and June 24, 2022, respectively. Total assets (excluding goodwill and intangible assets, which are included within the scope of our assessment) and total revenues of these combined acquisitions collectively represent 5.49% and 4.15%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended December 31, 2022.

Based on its assessment, management concluded that Nucor's internal control over financial reporting was effective as of December 31, 2022. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor's internal control over financial reporting as of December 31, 2022 as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Nucor Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nucor Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of earnings, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded California Steel Industries, Inc. ("CSI") and C.H.I Overhead Doors ("CHI") from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company in purchase business combinations during 2022. We have also excluded CSI and CHI from our

audit of internal control over financial reporting. CSI is a 51% owned subsidiary and CHI is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting collectively represent approximately 5.5% and 4.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Tests – Rebar Fabrication Reporting Unit and Certain Other Reporting Units in the Steel Products Segment

As described in Notes 2 and 8 to the consolidated financial statements, the Company's consolidated goodwill balance was $3,920 million as of December 31, 2022, and the goodwill associated with the Steel Products segment was $2,510 million. Goodwill associated with the Rebar Fabrication reporting unit was $348 million as of December 31, 2022, which is included in the Steel Products segment. Goodwill is tested annually for impairment, on the first day of the fourth quarter, and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. As disclosed by management, significant assumptions used to determine the fair value of each reporting unit include (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw material costs and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence.

The principal considerations for our determination that performing procedures relating to the goodwill impairment tests for the Rebar Fabrication reporting unit and certain other reporting units in the Steel Products segment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the Rebar Fabrication reporting unit and certain other reporting units in the Steel Products segment; (ii) a high degree auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to sales prices and raw material costs for the Rebar Fabrication reporting unit and certain other reporting units in the Steel Products segment as well as sales volumes for a certain reporting unit in the Steel Products segment; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment tests, including controls over the valuation of the Rebar Fabrication reporting unit and certain other reporting units in the Steel Products segment. These procedures also included, among others, (i) testing management's process for developing the fair value estimates of the Rebar Fabrication reporting unit and certain other reporting units in the Steel Products segment; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to sales prices and raw material costs for the Rebar Fabrication reporting unit and certain other reporting units in the Steel Products segment as well as sales volumes for a certain reporting unit in the Steel Products segment. Evaluating management's significant assumptions related to sales prices, sales volumes, and raw material costs involved evaluating whether the significant assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 28, 2023

We have served as the Company's auditor since 1989.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents (Note 14)	$ 4,280,852	$ 2,364,858
Short-term investments (Notes 3 and 14)	576,946	253,005
Accounts receivable, net (Note 4)	3,591,030	3,853,972
Inventories, net (Note 5)	5,453,531	6,011,182
Other current assets (Notes 13, 14 and 19)	789,325	316,540
Total current assets	14,691,684	12,799,557
Property, plant and equipment, net (Notes 6 and 7)	9,616,920	8,114,818
Restricted cash and cash equivalents (Notes 14 and 24)	80,368	143,800
Goodwill (Note 8)	3,920,060	2,827,344
Other intangible assets, net (Note 8)	3,322,265	1,103,759
Other assets (Notes 6 and 9)	847,913	833,794
Total assets	$ 32,479,210	$ 25,823,072
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt (Notes 11 and 14)	$ 49,081	$ 107,723
Current portion of long-term debt and finance lease obligations (Notes 6, 11 and 14)	28,582	615,678
Accounts payable (Note 10)	1,649,523	1,974,041
Salaries, wages and related accruals (Note 17)	1,654,210	1,495,166
Accrued expenses and other current liabilities (Notes 6, 10, 13, 15, 16 and 23)	948,348	964,805
Total current liabilities	4,329,744	5,157,413
Long-term debt and finance lease obligations due after one year (Notes 6, 11 and 14)	6,613,687	4,961,410
Deferred credits and other liabilities (Notes 6, 13, 15, 17 and 19)	1,965,873	1,100,455
Total liabilities	12,909,304	11,219,278
Commitments and contingencies (Notes 13, 15 and 16)		
Equity		
Nucor stockholders' equity (Notes 12, 16 and 20):		
Common stock (800,000 shares authorized; 380,154 and 380,154 shares issued, respectively)	152,061	152,061
Additional paid-in capital	2,143,520	2,140,608
Retained earnings	24,754,873	17,674,100
Accumulated other comprehensive loss, net of income taxes (Notes 13 and 20)	(137,517)	(115,282)
Treasury stock (126,661 and 107,742 shares, respectively)	(8,498,243)	(5,835,098)
Total Nucor stockholders' equity	18,414,694	14,016,389
Noncontrolling interests	1,155,212	587,405
Total equity	19,569,906	14,603,794
Total liabilities and equity	$ 32,479,210	$ 25,823,072

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share data)

	Year Ended December 31,		
	2022	2021	2020
Net sales (Note 23)	$41,512,467	$36,483,939	$20,139,658
Costs, expenses and other:			
Cost of products sold (Notes 6, 13 and 20)	29,009,187	25,458,525	17,911,708
Marketing, administrative and other expenses (Note 6)	1,997,178	1,706,609	615,041
Equity in (earnings) losses of unconsolidated subsidiaries	(10,714)	(103,068)	10,533
Losses and impairments of assets (Notes 7, 8, 9, 14, 19, 20 and 27)	101,756	62,161	613,640
Interest expense, net (Notes 6, 18 and 19)	170,216	158,854	153,198
	31,267,623	27,283,081	19,304,120
Earnings before income taxes and noncontrolling interests	10,244,844	9,200,858	835,538
Provision for income taxes (Notes 19 and 27)	2,165,204	2,078,488	(490)
Net earnings	8,079,640	7,122,370	836,028
Earnings attributable to noncontrolling interests	472,303	294,909	114,558
Net earnings attributable to Nucor stockholders	$ 7,607,337	$ 6,827,461	$ 721,470
Net earnings per share (Note 21):			
Basic	$ 28.88	$ 23.23	$ 2.37
Diluted	$ 28.79	$ 23.16	$ 2.36

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Net earnings	$ 8,079,640	$ 7,122,370	$ 836,028
Other comprehensive income (loss):			
Net unrealized income (loss) on hedging derivatives, net of income taxes of $24,300, $5,000, and $400 for 2022, 2021 and 2020, respectively	76,542	15,112	2,084
Reclassification adjustment for (gain) loss on settlement of hedging derivatives included in net earnings, net of income taxes of ($16,400), ($3,100) and $2,500 for 2022, 2021 and 2020, respectively	(51,554)	(9,300)	7,216
Foreign currency translation (loss) gain, net of income taxes of $0 for 2022, 2021 and 2020	(55,348)	(4,041)	17,306
Adjustment to early retiree medical plan, net of income taxes of $1,997, $659 and ($339) for 2022, 2021 and 2020, respectively	6,328	1,875	(1,213)
Reclassification adjustment for loss (gain) on early retiree medical plan included in net earnings, net of income taxes of $671, ($10) and $17 for 2022, 2021 and 2020, respectively	1,797	(67)	72
Liquidation of equity method investment in foreign joint venture, net of income taxes of $0 in 2020	—	—	158,640
	(22,235)	3,579	184,105
Comprehensive income	8,057,405	7,125,949	1,020,133
Comprehensive income attributable to noncontrolling interests	(472,303)	(294,909)	(114,558)
Comprehensive income attributable to Nucor stockholders	$ 7,585,102	$ 6,831,040	$ 905,575

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share data)

		Nucor Stockholders								
		Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock (at cost)		Total Nucor Stockholders'	Noncontrolling
	Total	Shares	Amount	Capital	Earnings	Loss	Shares	Amount	Equity	Interests
BALANCES, December 31, 2019	$10,791,176	380,154	$152,061	$2,107,646	$11,115,056	$ (302,966)	78,342	$(2,713,931)	$ 10,357,866	$ 433,310
Net earnings in 2020	836,028	—	—	—	721,470	—	—	—	721,470	114,558
Other comprehensive income (loss)	184,105	—	—	—	—	184,105	—	—	184,105	—
Stock options exercised	11,846	—	—	2,590	—	—	(266)	9,256	11,846	—
Stock option expense	2,736	—	—	2,736	—	—	—	—	2,736	—
Issuance of stock under award plans, net of forfeitures	51,898	—	—	17,399	—	—	(992)	34,499	51,898	—
Amortization of unearned compensation	1,753	—	—	1,753	—	—	—	—	1,753	—
Treasury stock acquired	(39,499)	—	—	—	—	—	825	(39,499)	(39,499)	—
Cash dividends declared ($1.6125 per share)	(492,674)	—	—	—	(492,674)	—	—	—	(492,674)	—
Distributions to noncontrolling interests	(115,508)	—	—	—	—	—	—	—	—	(115,508)
Other	—	—	—	(10,836)	—	—	—	—	(10,836)	10,836
BALANCES, December 31, 2020	$11,231,861	380,154	$152,061	$2,121,288	$11,343,852	$ (118,861)	77,909	$(2,709,675)	$ 10,788,665	$ 443,196
Net earnings in 2021	7,122,370	—	—	—	6,827,461	—	—	—	6,827,461	294,909
Other comprehensive income (loss)	3,579	—	—	—	—	3,579	—	—	3,579	—
Stock options exercised	145,255	—	—	38,434	—	—	(2,868)	106,821	145,255	—
Stock option expense	3,825	—	—	3,825	—	—	—	—	3,825	—
Issuance of stock under award plans, net of forfeitures	19,305	—	—	(24,539)	—	—	(1,101)	43,844	19,305	—
Amortization of unearned compensation	1,600	—	—	1,600	—	—	—	—	1,600	—
Treasury stock acquired	(3,276,088)	—	—	—	—	—	33,802	(3,276,088)	(3,276,088)	—
Cash dividends declared ($1.715 per share)	(497,213)	—	—	—	(497,213)	—	—	—	(497,213)	—
Distributions to noncontrolling interests	(150,700)	—	—	—	—	—	—	—	—	(150,700)
BALANCES, December 31, 2021	$14,603,794	380,154	$152,061	$2,140,608	$17,674,100	$ (115,282)	107,742	$(5,835,098)	$ 14,016,389	$ 587,405
Net earnings in 2022	8,079,640	—	—	—	7,607,337	—	—	—	7,607,337	472,303
Other comprehensive income (loss)	(22,235)	—	—	—	—	(22,235)	—	—	(22,235)	—
Stock options exercised	22,852	—	—	(2,994)	—	—	(447)	25,846	22,852	—
Stock option expense	5,372	—	—	5,372	—	—	—	—	5,372	—
Issuance of stock under award plans, net of forfeitures	69,211	—	—	(4,366)	—	—	(1,206)	73,577	69,211	—
Amortization of unearned compensation	4,900	—	—	4,900	—	—	—	—	4,900	—
Treasury stock acquired	(2,762,568)	—	—	—	—	—	20,572	(2,762,568)	(2,762,568)	—
Cash dividends declared ($2.01 per share)	(526,564)	—	—	—	(526,564)	—	—	—	(526,564)	—
Distributions to noncontrolling interests	(332,293)	—	—	—	—	—	—	—	—	(332,293)
Acquisition of noncontrolling interest in CSI	427,797	—	—	—	—	—	—	—	—	427,797
BALANCES, December 31, 2022	$19,569,906	380,154	$152,061	$2,143,520	$24,754,873	$ (137,517)	126,661	$(8,498,243)	$ 18,414,694	$ 1,155,212

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2022	2021	2020
Operating activities:			
Net earnings	$ 8,079,640	$ 7,122,370	$ 836,028
Adjustments:			
Depreciation	826,692	735,406	702,110
Amortization	234,942	129,157	83,356
Stock-based compensation	136,834	135,775	73,853
Deferred income taxes	(46,849)	11,665	162,836
Distributions from affiliates	57,071	200	10,521
Equity in (earnings) losses of unconsolidated affiliates	(10,714)	(103,068)	10,533
Losses and impairments of assets	101,756	62,161	613,640
Changes in assets and liabilities (exclusive of acquisitions and dispositions):			
Accounts receivable	501,225	(1,392,084)	(129,290)
Inventories	962,424	(2,307,336)	284,081
Accounts payable	(496,234)	383,428	250,561
Federal income taxes	(337,359)	313,679	(197,275)
Salaries, wages and related accruals	155,005	997,034	(41,169)
Other operating activities	(92,379)	142,389	37,092
Cash provided by operating activities	10,072,054	6,230,776	2,696,877
Investing activities:			
Capital expenditures	(1,947,897)	(1,621,989)	(1,543,219)
Investment in and advances to affiliates	(258)	(237)	(44,427)
Sale of business	99,681	—	—
Disposition of plant and equipment	32,277	19,401	40,933
Acquisitions (net of cash acquired)	(3,553,191)	(1,426,424)	(88,071)
Purchases of investments	(913,898)	(493,889)	(488,517)
Proceeds from the sale of investments	590,173	648,887	392,178
Other investing activities	(9,596)	399	(33,171)
Cash used in investing activities	(5,702,709)	(2,873,852)	(1,764,294)
Financing activities:			
Net change in short-term debt	(58,642)	49,817	(4,538)
Proceeds from issuance of long-term debt, net of discount	2,091,934	196,990	1,237,635
Repayment of long-term debt	(1,111,000)	—	(97,150)
Premium on debt exchange	—	—	(180,383)
Bond issuance costs	(13,138)	—	(6,250)
Proceeds from exercise of stock options	22,852	145,255	11,846
Payment of tax withholdings on certain stock-based compensation	(64,079)	(73,260)	(19,102)
Distributions to noncontrolling interests	(332,293)	(150,700)	(115,508)
Cash dividends	(533,589)	(483,469)	(491,655)
Acquisition of treasury stock	(2,762,568)	(3,276,088)	(39,499)
Proceeds from government incentives	275,000	—	—
Other financing activities	(25,340)	(11,424)	(9,542)
Cash (used in) provided by financing activities	(2,510,863)	(3,602,879)	285,854
Effect of exchange rate changes on cash	(5,920)	(316)	1,887
Increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	1,852,562	(246,271)	1,220,324
Cash and cash equivalents and restricted cash and cash equivalents - beginning of year	2,508,658	2,754,929	1,534,605
Cash and cash equivalents and restricted cash and cash equivalents - end of year	$ 4,361,220	$ 2,508,658	$ 2,754,929
Non-cash investing activity:			
Change in accrued plant and equipment purchases	$ 4,568	$ 78,375	$ (16,103)

See notes to consolidated financial statements.

NUCOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

1. Nature of Operations and Basis of Presentation

Nature of Operations

Nucor is principally a manufacturer of steel and steel products, as well as a scrap broker and processor, with operating facilities and customers primarily located in North America.

Principles of Consolidation

The consolidated financial statements include Nucor and its controlled subsidiaries, including Nucor-Yamato Steel Company (Limited Partnership) ("Nucor-Yamato"), of which Nucor owns 51% and California Steel Industries, Inc. ("CSI"), of which Nucor owns 51%. All intercompany transactions are eliminated.

Distributions are made to noncontrolling interest partners in Nucor-Yamato in accordance with the limited partnership agreement by mutual agreement of the general partners. At a minimum, sufficient cash is distributed so that each partner may pay its U.S. federal and state income taxes.

Distributions are made to noncontrolling interest partners in CSI in accordance with the shareholder agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are recorded at cost plus accrued interest, which approximates fair value, and have original maturities of three months or less at the date of purchase. Cash and cash equivalents are maintained primarily with a few high-credit quality financial institutions.

Short-term Investments

Short-term investments are recorded at cost plus accrued interest, which approximates fair value. Unrealized gains and losses on investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income (loss). Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company's inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, except for property, plant and equipment acquired through acquisitions which is recorded at acquisition date fair value. With the exception of our natural gas wells, depreciation primarily is provided on a straight-line basis over the estimated useful lives of the assets. Depletion of all capitalized costs associated with our natural gas producing properties is expensed on a unit-of-production basis by individual field as the gas from the proved developed reserves is produced. The costs of acquiring unproved natural gas leasehold acreage are capitalized. When proved reserves are found on unproved properties, the associated leasehold cost is transferred to proved properties. Unproved leases are reviewed periodically for any impairment triggering event, and a valuation allowance is provided for any estimated decline in value. The costs of planned major maintenance activities are capitalized as part of other current assets and amortized over the period until the next scheduled major maintenance activity. All other repairs and maintenance activities are expensed when incurred.

Goodwill and Other Intangibles

Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the reportable segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, which could include market growth and market share, sales volumes and prices, raw materials and other costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in impairment charges in future periods.

Finite-lived intangible assets are amortized over their estimated useful lives on a straight-line or accelerated basis.

Long-Lived Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which independent cash flows can be separately identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related assets are written down to their estimated fair market value.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company's equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in fair value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. When management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value.

Revenue Recognition

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied and collection is reasonably assured; generally, obligations under the terms of contracts are satisfied upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance. See Note 23 for further information.

Income Taxes

Nucor utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Nucor recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of interest expense and other expenses.

Stock-Based Compensation

The Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of stock-based compensation granted are evaluated and revised for new grants, as necessary, to reflect market conditions and experience.

Foreign Currency Translation

For Nucor's operations where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year-end exchange rates, and income and expenses have been translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity's financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income (loss) and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in net earnings in the period they occur.

Recent Accounting Pronouncements

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. We do not believe that this will have a material impact on our financial position or results of operations.

3. Short-term Investments

Nucor held $ 576.9 million of short-term investments as of December 31, 2022 ($253.0 million as of December 31, 2021). The investments held as of December 31, 2022 and December 31, 2021 consisted mainly of several certificates of deposit ("CD's"), commercial paper and corporate bonds, which were classified as available-for-sale. Interest income on the CD's and corporate bonds was recorded as earned.

No realized or unrealized gains or losses were incurred in 2022, 2021 or 2020.

4. Accounts Receivable

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $200.2 million at December 31, 2022 ($95.4 million at December 31, 2021 and $51.3 million at December 31, 2020).

5. Inventories

Inventories consisted of approximately 37% raw materials and supplies and 63% finished and semi-finished products at December 31, 2022 (43% and 57%, respectively, at December 31, 2021). Nucor's manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

6. Leases

We lease certain equipment, office space and land. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or sometimes more. The exercise of lease renewal options is at our sole discretion and we consider these options in determining the lease term used to establish our right-of-use assets and lease liabilities. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or a purchase option reasonably certain of exercise.

We determine that a contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In evaluating whether we have the right to control the use of an identified asset, we assess whether or not we have the right to control the use of the identified asset and to obtain substantially all of the economic benefit from the use of the identified asset.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Certain of our lease agreements include payments that adjust periodically for consumption of goods provided by the right-of-use asset in excess of contractually determined minimum amounts and for inflation. These variable lease payments are not significant. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental statement of earnings information related to our leases is as follows (in thousands):

	Statement of Earnings Classification	Year Ended December 31, 2022	2021	2020
Operating lease cost	Cost of products sold	$ 23,666	$ 21,503	$ 20,959
Operating lease cost	Marketing, administrative and other expenses	3,239	2,989	3,060
Total operating lease cost		$ 26,905	$ 24,492	$ 24,019
Finance lease cost:				
Amortization of leased assets	Cost of products sold	$ 19,113	$ 13,513	$ 9,735
Interest on lease liabilities	Interest expense, net	12,229	10,670	10,551
Total finance lease cost		$ 31,342	$ 24,183	$ 20,286
Total lease cost		$ 58,247	$ 48,675	$ 44,305

Supplemental cash flow information related to our leases is as follows (in thousands):

	Year Ended December 31, 2022	2021	2020
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 26,518	$ 27,310	$ 23,836
Operating cash flows from finance leases	$ 12,229	$ 10,670	$ 10,551
Financing cash flows from finance leases	$ 16,008	$ 11,425	$ 9,541
Non-cash investing and financing activities:			
Additions to right-of-use assets obtained from			
Operating lease liabilities	$ 33,924	$ 19,711	$ 21,539
Finance lease liabilities	$ 27,030	$ 99,535	$ 14,373

Supplemental balance sheet information related to our leases is as follows (in thousands):

	Balance Sheet Classification	December 31, 2022	2021
Assets:			
Operating lease	Other assets	$ 101,499	$ 92,318
Finance lease	Property, plant and equipment, net	169,076	162,427
Total leased		$ 270,575	$ 254,745
Liabilities:			
Current operating	Accrued expenses and other current liabilities	$ 23,621	$ 20,598
Current finance	Current portion of long-term debt and finance lease obligations	18,582	14,678
Non-current operating	Deferred credits and other liabilities	81,455	74,161
Non-current finance	Long-term debt and finance lease obligations due after one year	169,804	164,375
Total leased		$ 293,462	$ 273,812

Weighted-average remaining lease term and discount rate for our leases are as follows:

	December 31, 2022
Weighted-average remaining lease term - operating leases	7.9 Years
Weighted-average remaining lease term - finance leases	15.0 Years
Weighted-average discount rate - operating leases	3.3%
Weighted-average discount rate - finance leases	12.9%

The reason for the substantial weighted-average discount rate – finance leases, of 12.9%, is due to Nucor's past accounting for the respective finance leases under the former accounting guidance for capital leases. Pursuant to the former lease accounting guidance, the recognition of a capital lease asset and associated capital lease liability could not exceed the fair market value of the leased asset at the lease commencement. Accordingly, the incremental borrowing rate was adjusted upward so that the present value of the minimum lease payments would equal the fair value of the asset.

Maturities of lease liabilities by year for our leases were as follows as of December 31, 2022 (in thousands):

	Operating Leases	Finance Leases
Maturities of lease liabilities, year ending December 31,		
2023	$ 26,415	$ 27,243
2024	23,218	22,158
2025	17,262	19,826
2026	14,014	18,139
2027	8,946	17,758
Thereafter	32,827	169,858
Total lease payments	$ 122,682	$ 274,982
Less imputed interest	(17,605)	(86,596)
Present value of lease liabilities	$ 105,077	$ 188,386

7. Property, Plant and Equipment

	(in thousands)	
December 31,	**2022**	**2021**
Land and improvements, net	$ 905,598	$ 845,772
Buildings and improvements	2,230,672	1,845,937
Machinery and equipment	15,125,653	13,119,177
Proved oil and gas properties	558,486	558,336
Leasehold interest in unproved oil and gas properties	96,000	96,000
Construction in process and equipment deposits	1,815,638	2,039,245
	20,732,047	18,504,467
Less accumulated depreciation	(11,115,127)	(10,389,649)
	$ 9,616,920	$ 8,114,818

The estimated useful lives primarily range from five to 25 years for land improvements, four to 40 years for buildings and improvements and two to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

Steel Mills Segment Asset Impairments

In 2020, Nucor recorded non-cash impairment charges totaling $103.2 million related to certain inventory and long-lived assets, which primarily related to our Castrip sheet mill operations. Due to the advancements in the capabilities at our new cold mill and galvanizing line at Nucor Steel Arkansas, we believe the value of the technology and process has diminished for Nucor. As such, the existing Castrip assets are not expected to be materially utilized going forward. These charges are included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2020.

Raw Materials Segment Asset Impairments

In 2020, regulatory authorities in Colorado adopted new rules that became effective January 2021. One of these rules increased drilling setback distances. In the fourth quarter of 2020, Nucor determined a triggering event had occurred, and performed an impairment analysis. As a result, Nucor recorded a $27.0 million non-cash impairment charge related to the write-down of our leasehold interest in unproved oil and gas properties. This charge is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2020.

In the second quarter of 2021, Nucor decided that it would not develop a portion of its unproved oil and natural gas properties ("Portion A") within the contractually specified time period related to Portion A. As a result of this decision, the Company will forfeit its leasehold rights for Portion A. The Company recorded a charge of $42.0 million to write off the value of Portion A that is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2021. The decision not to develop Portion A was heavily influenced by the approaching deadline to commence development combined with Portion A's expected near-term profitability not achieving management's desired returns relative to the cost of development. A significant portion of the Company's remaining leasehold interest in unproved oil and natural gas properties are held by production. The carrying value of the remaining portions of unproved oil and natural gas properties was $96.0 million at December 31, 2021.

In the fourth quarter of 2022, Nucor decided that it is unlikely to develop the remaining portions of its unproved oil and natural gas properties. As a result of this decision, Nucor recorded a $96.0 million impairment charge for the entire balance of those assets, which are included in the raw materials segment. The impairment charge is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2022. We retain ownership of our leasehold interest in unproved oil and natural gas properties. The carrying value of the leasehold interest in unproved oil and gas properties was zero at December 31, 2022.

Financial Assistance Related to Sheet Mill in West Virginia

Nucor received $275.0 million of financial assistance during 2022 from the West Virginia Department of Economic Development in connection with Nucor's planned construction of Nucor Steel West Virginia (NSWV), a sheet mill in Mason County, West Virginia. Nucor will earn the financial assistance if, by the Completion Date (defined in the agreement as on or before December 31, 2026), Nucor meets certain capital investment, full-time jobs creation and total annual payroll criteria. Nucor believes that it is probable we will meet these conditions. Through December of 2022, Nucor has spent $179.7 million in qualifying expenditures for the construction of NSWV, and that amount is included as a contra-asset in construction in process and equipment deposits that are a part of property, plant and equipment, net on the consolidated balance sheet at December 31, 2022. The remaining $95.3 million is included in deferred credits and other liabilities on the consolidated balance sheet at December 31, 2022. When the NSWV assets are placed into service, the effect of depreciating the assets constructed with the financial assistance will decrease depreciation expense in the statement of earnings.

8. Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill for the years ended December 31, 2022 and 2021 by segment is as follows:

(in thousands)	Steel Mills	Steel Products	Raw Materials	Total
Balance, December 31, 2020	$ 612,470	$ 887,625	$ 729,577	$ 2,229,672
Acquisitions	705	553,704	44,718	599,127
Translation	—	(1,455)	—	(1,455)
Balance, December 31, 2021	613,175	1,439,874	774,295	2,827,344
Acquisitions	62,011	1,087,906	—	1,149,917
Divestitures	—	—	(39,466)	(39,466)
Translation	—	(17,735)	—	(17,735)
Balance, December 31, 2022	$ 675,186	$ 2,510,045	$ 734,829	$ 3,920,060

The majority of goodwill is not tax deductible.

Intangible assets with estimated useful lives of five to 25 years are amortized on a straight-line or accelerated basis and are comprised of the following:

(in thousands)	December 31, 2022		December 31, 2021	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$4,174,724	$1,087,834	$1,872,348	$ 924,506
Trademarks and trade names	364,106	142,363	217,255	99,906
Other	109,746	96,114	105,522	66,954
	$4,648,576	$1,326,311	$2,195,125	$1,091,366

Intangible asset amortization expense was $234.9 million in 2022 ($129.2 million in 2021 and $83.4 million in 2020). Annual amortization expense is estimated to be $234.8 million in 2023, $234.0 million in 2024, $233.0 million in 2025, $230.0 million in 2026 and $226.0 million in 2027.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarter for each of 2022, 2021 and 2020 and concluded that as of each such date there was no impairment of goodwill for any of its reporting units.

The annual assessment performed in 2022 for the Rebar Fabrication reporting unit used forward-looking projections and included continued positive future cash flows. The fair value of this reporting unit exceeded its carrying value by approximately 34 % in the most recent assessment. Although profitability fluctuates year-to-year, we currently expect the reporting unit to be profitable in 2023. If our assessment of the relevant facts and circumstances changes, or the actual performance of this reporting unit falls short of expected results, non-cash impairment charges may be required. Total goodwill associated with the Rebar Fabrication reporting unit as of December 31, 2022 was $347.6 million. An impairment of goodwill may also lead us to record an impairment of other intangible assets. Total finite-lived intangible assets associated with the Rebar Fabrication reporting unit as of December 31, 2022 was $36.3 million.

There are no significant historical accumulated impairment charges, by segment or in the aggregate, related to goodwill.

9. Equity Investments

The carrying value of our equity investments in domestic and foreign companies was $562.3 million at December 31, 2022 ($624.6 million at December 31, 2021), and is recorded in other assets in the consolidated balance sheets.

NuMit

Nucor owns a 50% economic and voting interest in NuMit LLC ("NuMit"). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 30 sheet processing facilities located throughout the United States, Canada and Mexico. Nucor accounts for its investment in NuMit (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members of NuMit. Nucor's investment in NuMit was $423.9 million at December 31, 2022 ($418.7 million at December 31, 2021). Nucor received distributions of $55.6 million, $0.2 million, and $9.5 million from NuMit during 2022, 2021 and 2020, respectively.

Nucor-JFE Steel Mexico

Nucor owns a 50% economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"), a 50-50 joint venture with JFE Steel Corporation ("JFE") of Japan, to build and operate a galvanized sheet steel plant in central Mexico. After delays caused by the COVID-19 pandemic, NJSM resumed hot commissioning in early December 2020. Nucor accounts for its investment in NJSM (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members of NJSM. Nucor's investment in NJSM was $91.8 million at December 31, 2022 ($147.0 million at December 31, 2021).

Nucor guarantees a percentage, equal to its ownership percentage (50%), of NJSM's borrowings under the General Financing Agreement and Promissory Note (the "NJSM Facility"). The fair value of the guarantee is immaterial. Nucor's guarantee expires on April 30, 2023. The maximum amount NJSM could borrow under the NJSM Facility was amended on November 30, 2021 to $100.0 million. The NJSM Facility is uncommitted. As of December 31, 2022, there was $75.0 million outstanding under the NJSM Facility ($90.0 million as of December 31, 2021). If NJSM fails to pay when due any amounts for which it is obligated under the NJSM Facility, Nucor could be required to pay 50% of such amounts pursuant to and in accordance with the terms of its guarantee. Nucor has not recorded any liability associated with this guarantee.

NJSM has other credit facilities that Nucor has agreed to guarantee. The principal amount subject to guarantee by Nucor for these other credit facilities was $80.0 million as of December 31, 2022 ($50.0 million as of December 31, 2021). The fair value of the guarantees is immaterial. If NJSM fails to pay when due any amounts for which it is obligated under the other credit facilities, Nucor could be required to pay such amounts pursuant to and in accordance with the terms of its guarantees. Nucor has not recorded any liability associated with these guarantees.

Duferdofin Nucor

Nucor previously owned a 50% interest in Duferdofin Nucor S.r.l. ("Duferdofin Nucor"), an Italian steel manufacturer, and accounted for its investment (on a one-month lag basis) under the equity method, as control and risk of loss were shared equally between the members of Duferdofin Nucor. In December 2020, Nucor closed on an agreement (the "Duferdofin Agreement") to transfer its 50% interest in Duferdofin Nucor to the owner of the remaining 50% interest, making Nucor's investment in Duferdofin Nucor $0 at December 31, 2020.

In conjunction with the consummation of the Duferdofin Agreement, Nucor forgave the previously fully reserved, outstanding note receivable of €35.0 million ($37.8 million) from Duferdofin Nucor, and Nucor was released from the guarantee it previously provided with respect to Duferdofin Nucor's borrowings under Facility A of the Structured Trade Finance Facilities Agreement (the "Duferdofin Agreement"). The fair value of the guarantee was immaterial, and Nucor did not have a liability recorded associated with this guarantee

All Equity Investments

Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in fair value below their carrying amounts may have occurred. There were no trigger events that caused management to pursue additional testing of our equity method investments in 2022.

Nucor did determine that a triggering event occurred in the first quarter of 2020 with respect to its equity method investment in Duferdofin Nucor due to adverse developments in the joint venture's commercial outlook, which were exacerbated by the COVID-19 pandemic, all of which negatively impacted the joint venture's strategic direction. After completing its impairment assessment, Nucor determined that the carrying amount exceeded its estimated fair value and the impairment condition was considered to be other than temporary. Therefore, Nucor recorded a $250.0 million impairment charge in the first quarter of 2020. The assumptions that most significantly affected the fair value determination included projected cash flows and the discount rate. The Company-specific inputs for measuring fair value are considered "Level 3" or unobservable inputs that are not corroborated by market data under applicable fair value authoritative guidance, as quoted market prices are not available.

Throughout 2020, additional capital contributions were made by the Company to Duferdofin Nucor that were immediately impaired. These additional capital contributions resulted in $5.0 million, $6.6 million and $25.4 million impairment charges against our investment in Duferdofin Nucor in the second, third and fourth quarters of 2020, respectively. Also, in the fourth quarter of 2020, Nucor reclassified into earnings, $158.6 million of cumulative foreign currency translation losses on our investment in Duferdofin Nucor. In 2020, total impairment charges, including the aforementioned note receivable, related to our investment in Duferdofin Nucor were approximately $483.5 million. These non-cash impairment charges are included in the steel mills segment and in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2020.

10. <u>Current Liabilities</u>

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $163.6 million at December 31, 2022 ($143.8 million at December 31, 2021). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $130.5 million at December 31, 2022 ($137.6 million at December 31, 2021).

11. Debt and Other Financing Arrangements

December 31,	(in thousands) 2022	2021
Industrial revenue bonds due from 2022 to 2061 (1)	$ 1,349,230	$ 1,350,230
Notes, 4.125%, due 2022	—	600,000
Notes, 4.000%, due 2023	—	500,000
Notes, 2.000%, due 2025	500,000	500,000
Notes, 3.950%, due 2025	500,000	—
Notes, 4.300%, due 2027	500,000	—
Term notes, 2.950%, due 2027 (2)	67,866	—
Notes, 3.950%, due 2028	500,000	500,000
Notes, 2.700%, due 2030	500,000	500,000
Notes, 3.125%, due 2032	550,000	—
Notes, 6.400%, due 2037	543,331	543,331
Notes, 5.200%, due 2043	338,133	338,133
Notes, 4.400%, due 2048	329,219	329,219
Notes, 3.850%, due 2052	550,000	—
Notes, 2.979%, due 2055	439,312	439,312
Finance lease obligations	188,386	179,053
Total long-term debt and finance lease obligations	6,855,477	5,779,278
Less premium on debt exchange	169,737	174,891
Less debt issuance costs	43,471	27,299
Total amounts outstanding	6,642,269	5,577,088
Less current maturities of long-term debt (2)	10,000	601,000
Less current portion of finance lease obligations	18,582	14,678
Total long-term debt and finance lease obligations due after one year	$ 6,613,687	$ 4,961,410

(1) The industrial revenue bonds had variable rates ranging from 3.65% to 4.28% at December 31, 2022 and 0.14% to 0.18% at December 31, 2021.

(2) The term notes were assumed in conjunction with the acquisition of 51% ownership of CSI on February 1, 2022. The original principal amount of the notes was $101.0 million, with a fixed rate of 2.95% until September 30, 2026 when they will convert to a floating rate equal to LIBOR plus 1.00%. Payments of $2.5 million are due quarterly along with accrued interest. The term notes mature on March 31, 2027. (See Note 25.)

Annual aggregate long-term debt maturities are: $10.0 million in 2023, $10.0 million in 2024, $1.01 billion in 2025, $31.5 million in 2026, $527.9 million in 2027 and $5.08 billion thereafter.

On November 5, 2021, Nucor amended and restated its revolving credit facility to increase the borrowing capacity from $1.50 billion to $1.75 billion and to extend its maturity date to November 5, 2026. This facility remains undrawn. Costs associated with the amendment were immaterial. The unsecured revolving credit facility provides up to $1.75 billion in revolving loans and allows up to $500.0 million in additional commitments at Nucor's election in accordance with the terms set forth in the credit agreement. Up to $100.0 million of the credit facility is available for the issuance of letters of credit and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with the terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor's senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to total capital of 60%, a limit on Nucor's ability to pledge the Company's assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2022, Nucor's funded debt to total capital ratio was 25%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2022 and 2021.

On March 11, 2022, Nucor completed the issuance and sale of $550.0 million aggregate principal amount of its 3.125% Notes due 2032 (the "2032 Notes") and $550.0 million aggregate principal amount of its 3.850% Notes due 2052 (the "2052 Notes" and, together with the 2032 Notes, the "2032/2052 Notes"). The net proceeds from the issuance and sale of the 2032/2052 Notes were used along with cash on hand to redeem all of the outstanding $600.0 million aggregate principal amount of our 4.125% Notes due 2022 (the "2022 Notes") and $500.0 million aggregate principal amount of our 4.000% Notes due 2023 (the "2023 Notes") pursuant to the terms of the indenture governing the 2022 Notes and the 2023 Notes. The net proceeds from the issuance and sale of the 2032/2052 Notes were $1.09 billion, after expenses and the underwriting discount. Costs of $15.3 million associated with the issuance and sale of the 2032/2052 Notes have been capitalized and will be amortized over the life of the March 2022 Notes.

On April 25, 2022, Nucor redeemed all $500.0 million aggregate principal amount outstanding of the 2023 Notes using a portion of the net proceeds from the issuance and sale of the 2032/2052 Notes. On August 15, 2022, Nucor redeemed all $600.0 million aggregate principal amount outstanding of the 2022 Notes using the remaining portion of the net proceeds from the issuance and sale of the 2032/2052 Notes.

On May 23, 2022, Nucor completed the issuance and sale of $500.0 million aggregate principal amount of its 3.950% Notes due 2025 (the "2025 Notes") and $500.0 million aggregate principal amount of its 4.300% Notes due 2027 (the "2027 Notes" and, together with the 2025 Notes, the "2025/2027 Notes"). The net proceeds from the issuance and sale of the 2025/2027 Notes were used for general corporate purposes and to pay a portion of the purchase price for the acquisition of C.H.I. The net proceeds from the issuance and sale of the 2025/2027 Notes were $991.9 million, after expenses and the underwriting discount. Costs of $5.9 million associated with the issuance and sale of the 2025/2027 Notes have been capitalized and will be amortized over the life of the 2025/2027 Notes.

Harris Steel has credit facilities totaling approximately $18.3 million, with no outstanding borrowings at December 31, 2022 and 2021. In addition, the business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2022, Nucor Trading S.A. had outstanding borrowings of $49.1 million, which are presented in short-term debt in the consolidated balance sheet ($107.7 million as of December 31, 2021).

Letters of credit totaling $43.5 million were outstanding as of December 31, 2022 ($98.7 million as of December 31, 2021), related to certain obligations, including workers' compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

12. Capital Stock

The par value of Nucor's common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by the Board of Directors. There are no shares of preferred stock issued or outstanding.

Dividends declared per share were $2.010 in 2022 ($1.715 in 2021 and $1.6125 per share in 2020).

The Company repurchased approximately $2.76 billion of its common stock in 2022 (approximately $3.28 billion in 2021 and $39.5 million in 2020).

On December 2, 2021, the Company announced that the Board of Directors had approved a new share repurchase program under which the Company is authorized to repurchase up to $4.00 billion of the Company's common stock and terminated all previously authorized share repurchase programs. Share repurchases will be made from time to time in the open market at prevailing market prices or through private transactions or block trades. The timing and amount of repurchases will depend on market conditions, share price, applicable legal requirements and other factors. The share repurchase authorization is discretionary and has no expiration date. At December 31, 2022, the Company had approximately $1.09 billion available for share repurchases under the program authorized by the Company's Board of Directors.

13. Derivative Financial Instruments

The following tables summarize information regarding Nucor's derivative financial instruments (in thousands):

Fair Value of Derivative Financial Instruments	Consolidated Balance Sheet Location	Fair Value at December 31, 2022	2021
Asset derivatives designated as hedging instruments:			
Commodity contracts	Other current assets	$ 17,200	$ 1,650
Commodity contracts	Other assets	17,200	—
Total asset derivatives designated as hedging instruments		34,400	1,650
Asset derivatives not designated as hedging instruments:			
Foreign exchange contracts	Other current assets	—	4,983
Total asset derivatives		$ 34,400	$ 6,633
Liability derivatives designated as hedging instruments:			
Commodity contracts	Deferred credits and other liabilities	$ -	$ (138)
Liability derivatives not designated as hedging instruments:			
Commodity contracts	Accrued expenses and other current liabilities	(501)	(2,528)
Foreign exchange contracts	Accrued expenses and other current liabilities	(869)	—
Total liability derivatives not designated as hedging instruments		(1,370)	(2,528)
Total liability derivatives		$ (1,370)	$ (2,666)

The Effect of Derivative Financial Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments for the Year Ended December 31, (in thousands)

Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss), Net of Tax, Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss), Net of Tax, Reclassified from Accumulated OCI into Earnings on Derivatives (Effective Portion)			Amount of Gain or (Loss), Net of Tax, Recognized in Earnings on Derivatives (Ineffective Portion)		
		2022	2021	2020	2022	2021	2020	2022	2021	2020
Commodity contracts	Cost of products sold	$ 76,542	$ 15,112	$ 2,084	$ 51,554	$ 9,300	$ (7,216)	$ —	$ —	$ —

Derivatives Not Designated as Hedging Instruments for the Year Ended December 31, (in thousands)

Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivatives 2022	2021	2020
Commodity contracts	Cost of products sold	$ 3,311	$ (27,777)	$ (8,829)
Foreign exchange contracts	Cost of products sold	11,641	8,114	(3,035)
Total		$ 14,952	$ (19,663)	$ (11,864)

At December 31, 2022, natural gas swaps covering approximately 35.0 million MMBTUs (extending through December 2024) were outstanding.

14. Fair Value Measurements

The following table summarizes information regarding Nucor's financial assets and liabilities that are measured at fair value. Nucor does not have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

		(in thousands) Fair Value Measurements at Reporting Date Using		
Description	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2022				
Assets:				
Cash equivalents	$ 3,182,631	$ 3,182,631	$ —	$ —
Short-term investments	576,946	576,946	—	—
Derivative contracts	34,400	—	34,400	—
Restricted cash and cash equivalents	80,368	80,368	—	—
Total assets	$ 3,874,345	$ 3,839,945	$ 34,400	$ —
Liabilities:				
Derivative contracts	$ (1,370)	$ —	$ (1,370)	$ —
As of December 31, 2021				
Assets:				
Cash equivalents	$ 1,776,477	$ 1,776,477	$ —	$ —
Short-term investments	253,005	253,005	—	—
Derivative contracts	6,633	—	6,633	—
Restricted cash and cash equivalents	143,800	143,800	—	—
Total assets	$ 2,179,915	$ 2,173,282	$ 6,633	$ —
Liabilities:				
Derivative contracts	$ (2,666)	$ —	$ (2,666)	$ —

Fair value measurements for Nucor's cash equivalents, short-term investments and restricted cash and cash equivalents are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor's derivatives, which are typically commodity or foreign exchange contracts, are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices, and spot and future exchange rates. There were no transfers between levels in the fair value hierarchy for the periods presented.

The fair value of short-term and long-term debt, including current maturities, was approximately $5.93 billion at December 31, 2022 (approximately $6.06 billion at December 31, 2021). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2022 and 2021, or similar debt with the same maturities, ratings and interest rates.

15. Contingencies

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

16. Stock-Based Compensation

Overview

The Company maintains the Nucor Corporation 2014 Omnibus Incentive Compensation Plan (the "Omnibus Plan") under which the Company may award stock-based compensation to key employees, officers and non-employee directors. The Company's stockholders approved an amendment and restatement of the Omnibus Plan on May 14, 2020. The Omnibus Plan, as amended and restated, permits the award of stock options, restricted stock units, restricted shares and other stock-based awards for up to 19.0 million shares of the Company's common stock. As of December 31, 2022, 5.7 million shares remained available for award under the Omnibus Plan.

The Company also maintains a number of inactive plans under which stock-based awards remain outstanding but no further awards may be made. As of December 31, 2022, 0.2 million shares were reserved for issuance upon the future settlement of outstanding awards under such inactive plans.

Stock Options

Stock options may be granted to Nucor's key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted are generally exercisable at the end of three years and have a term of 10 years.

A summary of activity under Nucor's stock option plans is as follows (shares in thousands):

	2022		2021		2020	
Year Ended December 31,	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Number of shares under stock options:						
Outstanding at beginning of year	1,186	$ 55.58	3,916	$ 50.03	3,892	$ 50.78
Granted	98	$ 130.71	138	$ 110.74	529	$ 42.46
Exercised	(447)	$ 51.14	(2,868)	$ 50.65	(266)	$ 44.51
Canceled	—	$ —	—	$ —	(239)	$ 51.58
Outstanding at end of year	837	$ 66.76	1,186	$ 55.58	3,916	$ 50.03
Stock options exercisable at end of year	313	$ 59.60	523	$ 54.71	3,168	$ 50.85

The total intrinsic value of stock options (the amount by which the stock price exceeded the exercise price of the stock option on the date of exercise) that were exercised during 2022 was $32.2 million ($67.8 million in 2021 and $3.3 million in 2020).

The following table summarizes information about stock options outstanding at December 31, 2022 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$40.00 - $45.00	364	7.4 years	$ 42.46	33	$ 42.46
$45.01 - $50.00	148	5.8 years	$ 48.18	148	$ 48.18
$50.01 - $65.00	47	4.4 years	$ 59.07	48	$ 59.07
$65.01 - $110.75	180	7.6 years	$ 98.30	73	$ 80.10
$110.76 - $130.71	98	9.4 years	$ 130.71	11	$ 130.71
$40.00 - $130.71	837	7.2 years	$ 66.76	313	$ 59.60

As of December 31, 2022, the total aggregate intrinsic value of stock options outstanding and stock options exercisable was $54.5 million and $22.6 million, respectively.

The grant date fair value of stock options granted was $45.27 per share in 2022 ($32.30 per share in 2021 and $7.56 per share in 2020). The fair value was estimated using the Black-Scholes options pricing model with the following assumptions:

	2022	2021	2020
Exercise price	$130.71	$110.74	$42.46
Expected dividend yield	1.53%	1.46%	3.79%
Expected stock price volatility	35.77%	32.86%	30.12%
Risk-free interest rate	2.98%	1.28%	0.50%
Expected life (years)	6.5	6.5	6.5

Stock options granted to employees who are eligible for retirement on the date of the grant are expensed immediately since these awards vest upon retirement from the Company. Retirement, for purposes of vesting in these stock options, means termination of employment after satisfying age and years of service requirements. Similarly, stock options granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible. Compensation expense for stock options granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period. Compensation expense for stock options was $5.4 million in 2022 ($3.8 million in 2021 and $2.7 million in 2020). As of December 31, 2022, unrecognized compensation expense related to stock options was $2.2 million, which is expected to be recognized over a weighted-average period of 1.6 years.

Restricted Stock Units

Nucor annually grants restricted stock units ("RSUs") to key employees, officers and non-employee directors. The RSUs granted to key employees and officers vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date, provided that a portion of the RSUs awarded to an officer prior to 2018 vest only upon the officer's retirement. Retirement, for purposes of vesting in these RSUs only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to a non-employee director are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director's service on the Board of Directors.

RSUs granted to employees who are eligible for retirement on the date of the grant are expensed immediately, and RSUs granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible since these awards vest upon retirement from the Company. Compensation expense for RSUs granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period.

Cash dividend equivalents are paid to holders of RSUs each quarter. Dividend equivalents paid on RSUs expected to vest are recognized as a reduction in retained earnings.

The fair value of an RSU is determined based on the closing price of Nucor's common stock on the date of the grant.

A summary of Nucor's RSU activity is as follows (shares in thousands):

Year Ended December 31,	2022 Shares	2022 Grant Date Fair Value	2021 Shares	2021 Grant Date Fair Value	2020 Shares	2020 Grant Date Fair Value
Restricted stock units:						
Unvested at beginning of year	1,167	$60.45	1,830	$47.33	1,776	$52.60
Granted	774	$130.71	397	$110.74	1,246	$42.46
Vested	(916)	$77.21	(997)	$57.09	(1,166)	$50.10
Canceled	(22)	$93.73	(63)	$49.54	(26)	$49.75
Unvested at end of year	1,003	$98.66	1,167	$60.45	1,830	$47.33

Compensation expense for RSUs was $80.4 million in 2022 ($52.1 million in 2021 and $58.6 million in 2020). The total fair value of shares vested during 2022 was $120.0 million ($109.5 million in 2021 and $49.8 million in 2020). As of December 31, 2022, unrecognized compensation expense related to unvested RSUs was $62.8 million, which is expected to be recognized over a weighted-average period of 1.1 years.

Restricted Stock Awards

Prior to their expiration effective December 31, 2017, the Nucor Corporation Senior Officers Long-Term Incentive Plan and the Nucor Corporation Senior Officers Annual Incentive Plan authorized the award of shares of common stock to officers subject to certain conditions and restrictions. Effective January 1, 2018, the Company adopted supplements to the Omnibus Plan with terms that permit the award of shares of common stock to officers subject to the conditions and restrictions described below, which are substantially similar to those of the expired Senior Officers Long-Term Incentive Plan and Senior Officers Annual Incentive Plan. The expired Senior Officers Long-Term Incentive Plan, together with the applicable supplement, is referred to below as the "LTIP," and the expired Senior Officers Annual Incentive Plan, together with the applicable supplement, is referred to below as the "AIP."

The LTIP provides for the award of shares of restricted common stock at the end of each LTIP performance measurement period at no cost to officers if certain financial performance goals are met during the period. One-third of the LTIP restricted stock award vests upon each of the first three anniversaries of the award date or, if earlier, upon the officer's attainment of age 55 while employed by Nucor. Although participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period.

The AIP provides for the payment of annual cash incentive awards. An AIP participant may elect, however, to defer payment of up to one-half of an AIP award. In such event, the deferred AIP award is converted into common stock units and credited with a deferral incentive, in the form of additional common stock units, equal to 25% of the number of common stock units attributable to the deferred AIP award. Common stock units attributable to deferred AIP awards are fully vested. Common stock units credited as a deferral incentive vest upon the AIP participant's attainment of age 55 while employed by Nucor. Vested common stock units are paid to AIP participants in the form of shares of common stock following their termination of employment with Nucor.

A summary of Nucor's restricted stock activity under the AIP and the LTIP is as follows (shares in thousands):

Year Ended December 31,	2022 Shares	2022 Grant Date Fair Value	2021 Shares	2021 Grant Date Fair Value	2020 Shares	2020 Grant Date Fair Value
Restricted stock units and restricted stock awards:						
Unvested at beginning of year	107	$ 57.17	127	$ 49.94	147	$ 60.81
Granted	465	$ 128.62	262	$ 65.61	348	$ 36.15
Vested	(356)	$ 119.29	(273)	$ 62.17	(368)	$ 41.22
Canceled	(7)	$ 113.86	(9)	$ 48.75	—	$ —
Unvested at end of year	209	$ 108.55	107	$ 57.17	127	$ 49.94

Compensation expense for common stock and common stock units awarded under the AIP and the LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor's financial performance, exclusive of amounts payable in cash, was $51.0 million in 2022 ($79.9 million in 2021 and $12.5 million in 2020). The total fair value of shares vested during 2022 was $45.9 million ($19.6 million in 2021 and $13.5 million in 2020). As of December 31, 2022, unrecognized compensation expense related to unvested restricted stock awards was $5.2 million, which is expected to be recognized over a weighted-average period of 1.8 years.

17. Employee Benefit Plans

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor's expense for these benefits totaled $994.2 million in 2022 ($869.9 million in 2021 and $86.6 million in 2020). The related liability for these benefits is included in salaries, wages and related accruals in the consolidated balance sheets.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $25.6 million at December 31, 2022 ($29.3 million at December 31, 2021). The expense associated with this early retiree medical plan totaled $2.3 million in 2022 ($1.8 million in 2021 and $2.5 million in 2020). The discount rate used by Nucor in determining its benefit obligation was 5.24% in 2022 (2.81% in 2021 and 2.40% in 2020). The health care cost increase trend rate used was 6.3% in 2022 (5.3% in 2021 and 5.7% in 2020). The health care cost increase trend rate is projected to decline gradually to 4.0% by 2048.

18. Interest Expense (Income)

The components of net interest expense are as follows (in thousands):

Year Ended December 31,	2022	2021	2020
Interest expense	$ 218,911	$ 163,121	$ 166,613
Interest income	(48,695)	(4,267)	(13,415)
Interest expense, net	$ 170,216	$ 158,854	$ 153,198

Interest paid was $229.5 million in 2022 ($170.7 million in 2021 and $181.2 million in 2020).

19. Income Taxes

Components of earnings before income taxes and noncontrolling interests are as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
United States	$10,212,850	$ 9,076,921	$ 1,215,909
Foreign	31,994	123,937	(380,371)
	$10,244,844	$ 9,200,858	$ 835,538

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 1,894,848	$ 1,753,376	$ (177,159)
State	304,323	293,752	(4,298)
Foreign	12,882	19,695	18,131
Total current	2,212,053	2,066,823	(163,326)
Deferred:			
Federal	77,961	10,916	177,035
State	(120,440)	(3,042)	(25,500)
Foreign	(4,370)	3,791	11,301
Total deferred	(46,849)	11,665	162,836
Total provision for income taxes	$ 2,165,204	$ 2,078,488	$ (490)

A reconciliation of the federal statutory tax rate (21%) to the total provision is as follows:

	Year Ended December 31,		
	2022	2021	2020
Taxes computed at statutory rate	21.00%	21.00%	21.00%
State income taxes, net of federal income tax benefit	1.41%	2.49%	-3.37%
Federal research credit	-0.10%	-0.07%	-0.79%
Equity in losses of foreign joint venture	0.11%	—	0.64%
Impairment on investment in foreign joint venture	—	—	11.20%
Tax loss on investment in foreign joint venture	—	—	-22.73%
Foreign rate differential	—	-0.03%	1.15%
Noncontrolling interests	-0.85%	-0.67%	-2.88%
CARES Act NOL carryback	—	—	-5.77%
Other, net	-0.44%	-0.13%	1.49%
Provision for income taxes	21.13%	22.59%	-0.06%

For the year ended December 31, 2022, the effective tax rate on continuing operations was 21.13% compared to 22.59% for the year ended December 31, 2021.

The 2022 effective tax rate included a net tax benefit of $76.4 million (-0.75%) for state tax credits, and a net tax benefit of $88.0 million (-0.86%) related to a change in the valuation allowance of a state deferred tax asset. Both items are included in the State income taxes, net of federal income tax benefit line.

Deferred tax assets and liabilities resulted from the following (in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Accrued liabilities and reserves	$ 236,132	$ 232,898
Allowance for doubtful accounts	55,160	34,124
Inventory	143,384	81,437
Research and development expenditures	42,109	—
Post-retirement benefits	7,997	10,763
Commodity hedges	—	243
Net operating loss carryforward	30,295	38,290
Tax credit carryforwards	162,498	172,629
Other deferred tax assets	10,894	11,336
Valuation allowance	(77,510)	(183,759)
Total deferred tax assets	610,959	397,961
Deferred tax liabilities:		
Holdbacks and amounts not due under contracts	(16,016)	(13,956)
Hedges	(7,426)	—
Intangibles	(724,450)	(178,304)
Property, plant and equipment	(1,050,579)	(770,791)
Other deferred tax liabilities	(51,726)	—
Book/Tax differences on debt modifications	(45,458)	(45,173)
Total deferred tax liabilities	(1,895,655)	(1,008,224)
Total net deferred tax liabilities	$ (1,284,696)	$ (610,263)

Non-current deferred tax assets included in other assets in the consolidated balance sheets were $19.3 million at December 31, 2022 (none at December 31, 2021). Non-current deferred tax liabilities included in deferred credits and other liabilities in the consolidated balance sheets were $1.30 billion at December 31, 2022 ($610.3 million at December 31, 2021). The increase in non-current deferred tax liabilities in 2022 is primarily due to deferred tax liabilities related to the acquisition of C.H.I. Overhead Doors, LLC ("C.H.I.") on June 24, 2022. See Note 25 for more information regarding the acquisition. Current federal and state income taxes receivable included in other current assets in the consolidated balance sheets were $564.7 million at December 31, 2022 ($115.2 million at December 31, 2021). Nucor paid $2.63 billion in net federal, state and foreign income taxes in 2022 ($1.68 billion and $50.3 million in 2021 and 2020, respectively).

Nucor has not recognized deferred tax liabilities on its investment in foreign subsidiaries with undistributed earnings that satisfy the permanent reinvestment requirements (the deferred tax liabilities on the investments not permanently reinvested are immaterial). While Nucor considers future earnings to be permanently reinvested, it is expected that potential future distributions will likely be of a nontaxable manner. If this assertion of permanent reinvestment were to change, there may be deferred tax liabilities related to the withholding tax impacts on the actual distribution of certain cumulative undistributed foreign earnings, but the Company believes this amount to be immaterial.

State NOL carryforwards were $285.4 million at December 31, 2022 ($380.1 million at December 31, 2021). If unused, they will expire between 2023 and 2042. Foreign NOL carryforwards were $79.4 million at December 31, 2022 ($113.6 million at December 31, 2021). If unused, the foreign NOL carryforwards will expire between 2027 and 2042.

At December 31, 2022, Nucor had approximately $141.7 million of unrecognized tax benefits, of which $141.1 million would affect Nucor's effective tax rate, if recognized. At December 31, 2021, Nucor had approximately $95.1 million of unrecognized tax benefits, of which $94.4 million would affect Nucor's effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities in the consolidated balance sheets is as follows (in thousands):

	December 31,		
	2022	2021	2020
Balance at beginning of year	$ 95,136	$ 47,965	$ 50,920
Additions based on tax positions related to current year	54,438	52,853	4,138
Reductions based on tax positions related to current year	—	—	—
Additions based on tax positions related to prior years	13,473	2,405	223
Reductions based on tax positions related to prior years	(9,275)	(3,060)	—
Reductions due to settlements with taxing authorities	—	—	—
Reductions due to statute of limitations lapse	(12,080)	(5,027)	(7,316)
Balance at end of year	$ 141,692	$ 95,136	$ 47,965

We estimate that in the next 12 months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $6.2 million, as a result of the expiration of the applicable statute of limitations.

During 2022, Nucor recognized $9.4 million of expense in interest and penalties ($5.5 million of expense in 2021 and $0.1 million of expense in 2020). The interest and penalties are included in interest expense, net and marketing, administrative and other expenses, respectively, in the consolidated statements of earnings. As of December 31, 2022, Nucor had approximately $26.9 million of accrued interest and penalties related to uncertain tax positions (approximately $17.5 million as of December 31, 2021). The accrued interest and penalties are included in accrued expenses and other current liabilities and deferred credits and other liabilities, respectively, in the consolidated balance sheets.

The IRS is currently examining Nucor's 2015, 2019, and 2020 federal income tax returns. Nucor has concluded U.S. federal income tax matters for tax years through 2014, and for tax years 2016 and 2018. The tax years 2017 and 2021 remain open to examination by the IRS. The 2015 and 2018 Canadian income tax returns for Harris Steel Group Inc. and certain related affiliates are currently under examination by the Canada Revenue Agency. The tax years 2016 through 2021 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

20. Accumulated Other Comprehensive Income (Loss)

The following tables reflect the changes in accumulated other comprehensive income (loss) by component (in thousands):

	Gains and (Losses) on Hedging Derivatives	Foreign Currency Gains (Losses)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2021	$ 1,112	$ (124,868)	$ 8,474	$(115,282)
Other comprehensive income (loss) before reclassifications	76,542	(55,348)	6,328	27,522
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (1)	(51,554)	—	1,797	(49,757)
Net current-period other comprehensive income (loss)	24,988	(55,348)	8,125	(22,235)
December 31, 2022	$ 26,100	$ (180,216)	$ 16,599	$(137,517)

(1) Includes $(51,554) and $1,797 net-of-tax impact of accumulated other comprehensive income (loss) reclassifications into cost of products sold for net gains on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $(16,400) and $671 respectively.

	Gains and (Losses) on Hedging Derivatives	Foreign Currency Gains (Losses)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2020	$ (4,700)	$ (120,827)	$ 6,666	$(118,861)
Other comprehensive income (loss) before reclassifications	15,112	(4,041)	1,875	12,946
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (2)	(9,300)	-	(67)	(9,367)
Net current-period other comprehensive income (loss)	5,812	(4,041)	1,808	3,579
December 31, 2021	$ 1,112	$ (124,868)	$ 8,474	$(115,282)

(2) Includes $(9,300) and $(67) net-of-tax impact of accumulated other comprehensive income (loss) reclassifications into cost of products sold for net gains on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $(3,100) and $(10), respectively.

21. Earnings Per Share

The computations of basic and diluted net earnings per share are as follows (in thousands, except per share data):

Year Ended December 31,	2022	2021	2020
Basic net earnings per share:			
Basic net earnings	$ 7,607,337	$ 6,827,461	$ 721,470
Earnings allocated to participating securities	(31,172)	(32,311)	(4,356)
Net earnings available to common stockholders	$ 7,576,165	$ 6,795,150	$ 717,114
Basic average shares outstanding	262,348	292,491	303,168
Basic net earnings per share	$ 28.88	$ 23.23	$ 2.37
Diluted net earnings per share:			
Diluted net earnings	$ 7,607,337	$ 6,827,461	$ 721,470
Earnings allocated to participating securities	(31,057)	(32,190)	(4,359)
Net earnings available to common stockholders	$ 7,576,280	$ 6,795,271	$ 717,111
Diluted average shares outstanding:			
Basic average shares outstanding	262,348	292,491	303,168
Dilutive effect of stock options and other	828	899	103
	263,176	293,390	303,271
Diluted net earnings per share	$ 28.79	$ 23.16	$ 2.36

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive (shares in thousands):

Year Ended December 31,	2022	2021	2020
Anti-dilutive stock options:			
Weighted-average shares	25	145	2,972
Weighted-average exercise price	$ 130.71	$ 91.06	$ 51.87

22. Segments

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel trading businesses; rebar distribution businesses; and Nucor's equity method investments in NuMit and NJSM. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, precision castings, steel fasteners, metal building systems, insulated metal panels, steel grating, tubular products businesses, steel racking, piling products business, wire and wire mesh, overhead doors, and utility towers and structures. The raw materials segment includes The David J. Joseph Company and its affiliates ("DJJ"), primarily a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana LLC, two facilities that produce direct reduced iron used by the steel mills; and our natural gas production operations.

Corporate/eliminations include items such as net interest expense on long-term debt, charges and credits associated with changes in allowances to eliminate intercompany profit in inventory, profit sharing expense and stock-based compensation. Corporate assets primarily include cash and cash equivalents, short-term investments, restricted cash and cash equivalents, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal and state income taxes receivable and investments in and advances to affiliates.

Nucor's results by segment were as follows (in thousands):

	Year Ended December 31, 2022	2021	2020
Net sales to external customers:			
Steel mills	$ 24,189,858	$ 24,145,396	$ 12,109,307
Steel products	15,060,328	9,727,943	6,623,068
Raw materials	2,262,281	2,610,600	1,407,283
	$ 41,512,467	$ 36,483,939	$ 20,139,658
Intercompany sales:			
Steel mills	$ 5,859,367	$ 6,297,688	$ 3,036,790
Steel products	547,219	360,063	248,477
Raw materials	13,715,176	15,762,685	8,153,841
Corporate/eliminations	(20,121,762)	(22,420,436)	(11,439,108)
	$ —	$ —	$ —
Depreciation expense:			
Steel mills	$ 529,005	$ 465,733	$ 449,289
Steel products	115,501	99,248	93,184
Raw materials	171,060	159,886	150,474
Corporate	11,126	10,539	9,163
	$ 826,692	$ 735,406	$ 702,110
Amortization expense:			
Steel mills	$ 7,829	$ 7,829	$ 7,334
Steel products	199,379	93,160	47,773
Raw materials	27,734	28,168	28,249
	$ 234,942	$ 129,157	$ 83,356
Earnings before income taxes and noncontrolling interests:			
Steel mills	$ 7,199,087	$ 9,735,020	$ 720,151
Steel products	4,093,105	1,291,450	690,547
Raw materials	496,823	549,956	23,621
Corporate/eliminations	(1,544,171)	(2,375,568)	(598,781)
	$ 10,244,844	$ 9,200,858	$ 835,538
Segment assets:			
Steel mills	$ 14,157,229	$ 13,235,463	$ 9,708,260
Steel products	12,087,145	7,845,010	4,461,042
Raw materials	3,383,114	3,870,806	3,324,489
Corporate/eliminations	2,851,722	871,793	2,631,603
	$ 32,479,210	$ 25,823,072	$ 20,125,394
Capital expenditures:			
Steel mills	$ 1,453,277	$ 1,336,276	$ 1,238,132
Steel products	267,128	187,152	135,512
Raw materials	181,680	128,765	125,213
Corporate	50,380	48,171	28,259
	$ 1,952,465	$ 1,700,364	$ 1,527,116

Net sales by product were as follows (in thousands). Further product group breakdown is impracticable.

	Year Ended December 31,		
	2022	2021	2020
Net sales to external customers:			
Sheet	$ 11,437,799	$ 12,675,679	$ 5,450,507
Bar	7,031,798	6,039,187	3,821,158
Structural	2,928,072	2,597,768	1,526,283
Plate	2,792,188	2,832,762	1,311,360
Tubular Products	1,944,532	2,194,732	1,113,581
Rebar Fabrication	2,205,960	1,794,658	1,708,441
Joist	2,958,235	1,351,235	758,853
Deck	2,392,438	1,167,162	717,276
Other Steel Products	5,559,164	3,220,155	2,324,916
Raw Materials	2,262,281	2,610,601	1,407,283
	$ 41,512,467	$ 36,483,939	$ 20,139,658

23. Revenue

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied and collection is reasonably assured; generally, obligations under the terms of contracts are satisfied upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance.

The durations of Nucor's contracts with customers are generally one year or less. Customer payment terms are generally 30 days.

Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers to protect against credit risk. Contract liabilities totaled $285.0 million as of December 31, 2022 ($251.9 million as of December 31, 2021), and are included in accrued expenses and other current liabilities in the consolidated balance sheets. The amount of revenue reclassified from the December 31, 2021 contract liabilities balance during 2022 was approximately $174.6 million.

Nucor disaggregates its revenues by major source in the same manner as presented in the net sales by product table in the segment footnote (see Note 22).

Steel Mills Segment

Sheet – For the majority of sheet products, we transfer control and recognize a sale when we ship the product from the sheet mill to our customer. The amount of consideration we receive and revenue we recognize for spot market sales are based upon prevailing prices at the time of sale. The amount of consideration we receive and revenue we recognize for contract customers are based primarily on pricing formulas that incorporate monthly or quarterly price adjustments which reflect changes in the current market-based indices and/or raw material costs near the time of shipment.

The amount of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base and our end-use customers' perceptions about future market conditions. These contracts are typically one year or less. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year.

Bar, Structural and Plate – For the majority of bar, structural and plate products, we transfer control and recognize a sale when we ship the product from the mill to our customer. The significant majority of bar, structural and plate product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Steel Products Segment

Tubular Products – The tubular products businesses transfer control and recognize a sale when the products are shipped from our operating locations to our customers. The majority of tubular product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Rebar Fabrication – The majority of revenue relates to revenue from contracts with customers for the supply of fabricated rebar. As the majority of contracts with customers are fixed price contracts to complete a job, control transfers over time and revenue is recognized (if collection is reasonably assured) over time using an input method, based on the amount of rebar shipped from the Company's operating locations relative to the total expected amount of rebar required to complete the job.

For contracts to supply fabricated rebar and install it at the customer's job site, there are two performance obligations: (1) the supply of the fabricated rebar and (2) the installation of the supplied rebar at the customer's job site. For the supply of fabricated rebar performance obligation, the transaction price allocated to this performance obligation is determined at the start of the contract, based on the awarded contract price for the supplied fabricated rebar and revenue is recognized over time based on the amount of rebar shipped from the Company's operating locations relative to the total expected amount of rebar required to complete the job. For the installation of supplied rebar performance obligation, the transaction price allocated to this performance obligation is determined at the start of the contract, based on the awarded contract price for the installation of fabricated rebar and revenue is recognized over time based on the amount of rebar installed relative to the total expected amount of rebar required to be installed to complete the job.

While a majority of the contracts with customers are fixed price contracts to complete a job, variable consideration can occur from contract modifications relating to change orders and price escalations caused by changes in underlying material costs. In these situations, the additional variable consideration is recognized cumulatively in the period in which the contract modification is approved and collection is reasonably assured unless the change order relates to additional distinct goods or services at standalone selling prices in which case they are accounted for prospectively. Management reviews these situations on a case-by-case basis and considers a variety of factors, including relevant experience with similar types of performance obligations, the Company's experience with the customer and collectability considerations.

Other Steel Products – Other steel products include our joist, deck, cold finish, metal building systems, insulated metal panels, piling, overhead doors, and the other remaining businesses that comprise the steel products segment. Generally, for these businesses, we transfer control and recognize a sale when we ship the product from our operating locations to our customers. The amount of consideration we receive and revenue we recognize for those sales are agreed upon with the customers before the product is shipped.

Included in the other steel products businesses is Nucor Warehouse Systems ("NWS"). The majority of NWS's revenues are related to supply and installation contracts. Revenue on NWS's supply and installation contracts is primarily recognized over time, typically between three and six months, using the cost-to-cost input measure (e.g., costs incurred to date relative to total estimated costs at completion) to measure progress because it best depicts the transfer of assets to the customer which occurs as the Company incurs costs on the contracts.

Raw Materials Segment

The majority of the raw materials segment revenue from outside customers is generated by DJJ. We transfer control and recognize a sale based on the terms of the agreement with the customer, which is generally when the product has met the delivery requirements. The amount of consideration we receive and revenue we recognize for those sales is based on the contract with the customer, which generally reflects current market prices at the time the contract is entered into.

24. Restricted Cash and Cash Equivalents

As of December 31, 2022, restricted cash and cash equivalents totaled $80.4 million ($143.8 million as of December 31, 2021), and primarily consisted of net proceeds from the issuance of $197.0 million in August 2021 and $162.6 million in July 2020 of 40-year variable-rate Green Bonds. The restricted cash and cash equivalents related to the debt issuance are being held in a trust account and will be used to partially fund the capital costs, in particular the expenditures associated with pollution prevention and control (including waste recycling and waste reduction), of the construction of Nucor's plate mill located in Brandenburg, Kentucky. Funds will be disbursed from the trust account as qualified expenditures for the construction of the Brandenburg facility are made ($64.2 million during 2022 and $168.5 million during 2021). Interest earned on funds held in the trust account is subject to the same usage requirements as the bond proceeds principal. Since the restricted cash, interest and dividends must be used for the construction of the Brandenburg facility and relate to a long-term liability, the entire balance has been classified as a non-current asset.

25. Acquisitions

Acquisition of C.H.I.

On June 24, 2022, Nucor used cash on hand to acquire the assets of C.H.I. for a purchase price, net of cash acquired, of approximately $3.00 billion. C.H.I. is a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. Commercial overhead doors are used in warehousing and retail, areas that Nucor has focused its attention on recently through other value-added products such as insulated metal panels (CENTRIA, Metl-Span and TrueCore brands) and steel racking solutions (Nucor Warehouse Systems). It is expected that the C.H.I. acquisition also will benefit from Nucor's recent paint line investments at its Hickman, Arkansas and Crawfordsville, Indiana sheet mills. The C.H.I. financial results are included as part of the steel products segment (see Note 22) beginning on June 24, 2022, the date Nucor acquired it.

We allocated the purchase price for C.H.I. to its individual assets acquired and liabilities assumed. While the purchase price allocation is substantially complete, it is still preliminary and subject to change.

The following table summarizes the fair values of the assets acquired and liabilities assumed of C.H.I. as of June 24, 2022, the date of acquisition (in thousands):

Cash	$	159,066
Accounts receivable		73,549
Inventory		52,515
Other current assets		18,177
Property, plant and equipment		117,392
Goodwill		1,037,173
Other intangible assets		2,389,180
Other assets		9,559
Total assets acquired		3,856,611
Current liabilities		75,146
Deferred income taxes		578,019
Other liabilities		7,509
Total liabilities assumed		660,674
Net assets acquired	$	3,195,937

The following table summarizes the purchase price allocation to the identifiable intangible assets of C.H.I. as of June 24, 2022, the date of acquisition (in thousands, except years):

		Weighted-Average Life
Customer relationships	$ 2,242,000	25 years
Trade name	147,000	13 years
Backlog	180	1 year
	$ 2,389,180	

The goodwill of $1.04 billion is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $5.6 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of C.H.I. and, therefore, this information is not presented.

Acquisition of CSI

On February 1, 2022, Nucor used cash on hand to acquire a 51% controlling ownership position in CSI by purchasing a 50% equity interest from a subsidiary of Vale S.A. for a cash purchase price of approximately $400.0 million, adjusted for net debt and working capital at closing, as well as a 1% equity interest from JFE Steel Corporation. CSI is a flat-rolled steel converter located in California with the capability to produce more than two million tons of finished steel and steel products annually. The company has five product lines, including hot rolled, pickled and oiled, cold rolled, galvanized and electric resistance welded ("ERW") pipe. Key end-use markets served by CSI include customers in the construction, service center and energy industries. We believe this acquisition helps give Nucor a strong presence in the Western region of the United States and grows our ability to produce a wide range of value-added sheet products. The CSI financial results were included as part of the steel mills segment (see Note 22) beginning on February 1, 2022, the date Nucor acquired its 51% controlling ownership position.

We allocated the purchase price for CSI to its individual assets acquired and liabilities assumed. While the purchase price allocation is substantially complete, it is still preliminary and subject to change.

The following table summarizes the fair values of 100% of the assets and liabilities of CSI, as well as the fair value of the 49% noncontrolling interest not acquired by Nucor, as of February 1, 2022, the date Nucor acquired its 51% controlling ownership position (in thousands):

Cash	$	98,537
Accounts receivable		159,257
Inventory		354,614
Other current assets		5,298
Property, plant and equipment		566,714
Goodwill		62,011
Other intangible assets		—
Other assets		7,071
Total assets acquired		1,253,502
Current portion of long-term debt		9,826
Other current liabilities		162,808
Long-term debt due after one year		67,866
Other liabilities		139,947
Total liabilities assumed		380,447
Net assets acquired at 100%		873,055
Less: Fair value of noncontrolling interest		427,797
Net assets acquired at 51%	$	445,258

The determination of the fair value of the noncontrolling interest was calculated using the implied value of 100% of the enterprise value of the business using the purchase price as the purchase price did not include a control premium on a per-share basis and the noncontrolling interest shareholder will participate equally in the economic benefits of CSI after the acquisition.

The goodwill of $62.0 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel mills segment (see Note 8). The goodwill is attributable to the assembled workforce acquired, expanding our Western United States presence and CSI's value-added product capabilities. None of the goodwill is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of CSI and, therefore, this information is not presented.

Acquisition of IMP Business of Cornerstone

On August 9, 2021, Nucor used cash on hand to acquire the assets of the insulated metal panels, or, IMP, business of Cornerstone Building Brands, Inc. ("Cornerstone") for a purchase price of $1.00 billion. The Company believes this acquisition will broaden the value-added solutions that Nucor Buildings group provides to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years and that the use of IMP products within them will also increase. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations-related GHG emissions for owners and lessees. The acquired IMP business is comprised of two industry leading brands, CENTRIA and Metl-Span, and has seven manufacturing facilities located throughout North America, complementing Nucor's existing IMP business, TrueCore, LLC. The IMP business financial results are included as part of the steel products segment (see Note 22) beginning on August 9, 2021, the date Nucor acquired it.

We have allocated the purchase price for the IMP business to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of the IMP business as of August 9, 2021, the date of acquisition (in thousands):

Cash	$	—
Accounts receivable		47,037
Inventory		73,000
Other current assets		4,478
Property, plant and equipment		102,966
Goodwill		480,167
Other intangible assets		364,000
Other assets		13,515
Total assets acquired		1,085,163
Current liabilities		46,620
Other liabilities		12,855
Total liabilities assumed		59,475
Net assets acquired	$	1,025,688

The following table summarizes the purchase price allocation to the identifiable intangible assets of the IMP business as of August 9, 2021, the date of acquisition (in thousands, except years):

			Weighted-Average Life
Customer relationships	$	309,000	10 years
Trademarks and trade name		45,000	10 years
Backlog		10,000	1 year
.	$	364,000	

The goodwill of $480.2 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $480.2 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of the IMP business and, therefore, this information is not presented.

Acquisition of Hannibal

On August 20, 2021, Nucor used cash on hand to acquire Hannibal for a purchase price of $370.0 million. Nucor purchased 100% of Hannibal's outstanding shares from its Employee Stock Ownership Plan. Hannibal is a leading national provider of steel racking solutions to warehouses. We expect that Hannibal's business, serving customers in the e-commerce, industrial, food storage and retail segments, will also continue to grow in the coming years. Hannibal has manufacturing facilities in Los Angeles and Houston, as well as three distribution centers. Hannibal's financial results are included as part of the steel products segment (see Note 22) beginning on August 20, 2021, the date Nucor acquired it.

We have allocated the purchase price for Hannibal to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of Hannibal as of August 20, 2021, the date of acquisition (in thousands):

Cash	$	124,655
Accounts receivable		115,728
Inventory		65,005
Other current assets		2,113
Property, plant and equipment		116,955
Goodwill		84,922
Other intangible assets		201,700
Other assets		8,776
Total assets acquired		719,854
Current liabilities		228,750
Finance lease obligations		80,124
Other liabilities		13,155
Total liabilities assumed		322,029
Net assets acquired	$	397,825

The following table summarizes the purchase price allocation to the identifiable intangible assets of Hannibal as of August 20, 2021, the date of acquisition (in thousands, except years):

			Weighted-Average Life
Customer relationships	$	144,000	10 years
Trademarks and trade name		26,000	7 years
Backlog		31,700	1 year
	$	201,700	

The goodwill of $84.9 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $84.9 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of Hannibal and, therefore, this information is not presented.

Other Acquisitions

Other smaller acquisitions, exclusive of purchase price adjustments made and net of cash acquired, totaled approximately $169.6 million, $134.8 million and $88.1 million in 2022, 2021 and 2020, respectively. Pro-forma results of operations for the Company would not be materially different if the aggregate acquisitions made during 2022, 2021 and 2020 were included and, therefore, this information is not presented.

26. Quarterly Information (Unaudited)

	(in thousands, except per share data) Year Ended December 31, 2022			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 10,493,282	$ 11,794,474	$ 10,500,755	$ 8,723,956
Gross margin	3,458,139	4,104,263	2,843,391	2,097,487
Net earnings (1)	2,227,115	2,727,237	1,799,043	1,326,245
Net earnings attributable to Nucor stockholders (1)	2,095,623	2,561,233	1,694,748	1,255,733
Net earnings per share:				
Basic	$ 7.69	$ 9.69	$ 6.51	$ 4.90
Diluted	$ 7.67	$ 9.67	$ 6.50	$ 4.89

	(in thousands, except per share data) Year Ended December 31, 2021			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 7,017,140	$ 8,789,164	$10,313,223	$10,364,412
Gross margin	1,622,437	2,473,503	3,406,273	3,523,201
Net earnings (2)	987,514	1,571,459	2,223,265	2,340,132
Net earnings attributable to Nucor stockholders (2)	942,432	1,506,868	2,127,743	2,250,418
Net earnings per share:				
Basic	$ 3.10	$ 5.05	$ 7.29	$ 7.99
Diluted	$ 3.10	$ 5.04	$ 7.28	$ 7.97

(1) Fourth quarter of 2022 results include an after-tax net benefit of $60.4 million related to state tax credits, an after-tax net benefit of $88.0 million related to a change in the valuation allowance of a state deferred tax asset, and a pre-tax $96.0 million write-off of the remaining carrying value of our leasehold interest in unproved oil and gas properties. This charge is included in the raw materials segment.

(2) Second quarter 2021 results include a $42.0 million non-cash impairment charge related to the write-off of a portion of our leasehold interest in unproved oil and natural gas properties. This charge is included in the raw materials segment.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures – As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

Changes in Internal Control Over Financial Reporting – There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report on Internal Control Over Financial Reporting – Management's report on internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002 and the attestation report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on the effectiveness of Nucor's internal control over financial reporting as of December 31, 2022 are included in "Item 8. Financial Statements and Supplementary Data" and incorporated herein by reference.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item with respect to Nucor's executive officers appears in Part I of this report under the heading *Information About Our Executive Officers* and is incorporated herein by reference. The other information required by this item is incorporated herein by reference from Nucor's definitive proxy statement for our 2023 Annual Meeting of Stockholders (the "Proxy Statement") under the headings *Election of Directors; Information Concerning Experience, Qualifications, Attributes and Skills of the Nominees;* and *Corporate Governance and Board of Directors*.

Nucor has adopted a Code of Ethics for Senior Financial Professionals (the "Code of Ethics"), which is intended to qualify as a "code of ethics" within the meaning of Item 406 of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is available on our website, *www.nucor.com*.

We will disclose information pertaining to any amendment to, or waiver from, the provisions of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relate to any element of the Code of Ethics enumerated in the SEC rules and regulations by posting this information on our website, *www.nucor.com.* The information contained on our website or available by hyperlink from our website is not a part of this report and is not incorporated into this report or any other documents we file with, or furnish to, the SEC.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings *Executive Officer Compensation; Director Compensation; Report of the Compensation and Executive Development Committee*; and *Board's Role in Risk Oversight*.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings *Security Ownership of Management and Certain Beneficial Owners* and *Equity Compensation Plan Information.*

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading *Corporate Governance and Board of Directors.*

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading *Fees Paid to Independent Registered Public Accounting Firm.*

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Financial Statements:

The following consolidated financial statements and notes thereto, management's report on internal control over financial reporting and the report of independent registered public accounting firm are included in "Item 8. Financial Statements and Supplementary Data":

- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets—December 31, 2022 and 2021
- Consolidated Statements of Earnings—Years Ended December 31, 2022, 2021 and 2020
- Consolidated Statements of Comprehensive Income—Years Ended December 31, 2022, 2021 and 2020
- Consolidated Statements of Stockholders' Equity—Years Ended December 31, 2022, 2021 and 2020
- Consolidated Statements of Cash Flows—Years Ended December 31, 2022, 2021 and 2020
- Notes to Consolidated Financial Statements

Schedule II is not presented as all applicable information is presented in the consolidated financial statements and notes thereto.

Exhibits:

2	Stock Purchase Agreement, dated as of May 11, 2022, by and among Nucor Corporation, Arthur Holdings Corp. and Arthur Holdings L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed May 16, 2022 (File No. 001-04119))
3	Restated Certificate of Incorporation of Nucor Corporation (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed September 14, 2010 (File No. 001-04119))
3(i)	Bylaws of Nucor Corporation as amended and restated February 22, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed February 24, 2021 (File No. 001-04119))
4	Description of Securities of Nucor Corporation (incorporated by reference to Exhibit 4 to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119))
4(i)	Indenture, dated as of January 12, 1999, between Nucor Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed December 13, 2002 (File No. 333-101852))
4(ii)	Indenture, dated as of August 19, 2014, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed August 20, 2014 (File No. 333-198263))
4(iii)	Third Supplemental Indenture, dated as of December 3, 2007, between Nucor Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 4, 2007 (File No. 001-04119))
4(iv)	Fifth Supplemental Indenture, dated as of September 21, 2010, between Nucor Corporation and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed September 21, 2010 (File No. 001-04119))
4(v)	Sixth Supplemental Indenture, dated as of July 29, 2013, between Nucor Corporation and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))

4(vi) Seventh Supplemental Indenture, dated as of December 10, 2014, among Nucor Corporation, The Bank of New York Mellon, as prior trustee, and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 11, 2014 (File No. 001-04119))

4(vii) First Supplemental Indenture, dated as of April 26, 2018, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))

4(viii) Second Supplemental Indenture, dated as of May 22, 2020, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))

4(ix) Third Supplemental Indenture, dated as of December 7, 2020, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 7, 2020 (File No. 001-04119))

4(x) Fourth Supplemental Indenture, dated as of March 11, 2022, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))

4(xi) Fifth Supplemental Indenture, dated as of May 23, 2022, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))

4(xii) Form of 6.400% Notes due 2037 (included in Exhibit 4(iii) above) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed December 4, 2007 (File No. 001-04119))

4(xiii) Form of 4.125% Notes due 2022 (included in Exhibit 4(iv) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed September 21, 2010 (File No. 001-04119))

4(xiv) Form of 4.000% Notes due 2023 (included in Exhibit 4(v) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))

4(xv) Form of 5.200% Notes due 2043 (included in Exhibit 4(v) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))

4(xvi) Form of 3.950% Notes due 2028 (included in Exhibit 4(vii) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))

4(xvii) Form of 4.400% Notes due 2048 (included in Exhibit 4(vii) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))

4(xviii) Form of 2.000% Notes due 2025 (included in Exhibit 4(viii) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))

4(xix) Form of 2.700% Notes due 2030 (included in Exhibit 4(viii) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))

4(xx) Form of 2.979% Notes due 2055 (included in Exhibit 4(ix) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed December 7, 2020 (File No. 001-04119))

4(xxi) Form of 3.125% Notes due 2032 (included in Exhibit 4(x) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))

4(xxii) Form of 3.850% Notes due 2052 (included in Exhibit 4(x) above) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))

4(xxiii) Form of 3.950% Notes due 2025 (included in Exhibit 4(xi) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))

4(xxiv) Form of 4.300% Notes due 2027 (included in Exhibit 4(xi) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))

10	Fourth Amended and Restated Multi-Year Revolving Credit Agreement, dated as of November 5, 2021, by and among Nucor Corporation and certain subsidiaries of Nucor Corporation, as borrowers, Bank of America, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended October 2, 2021 (File No. 001-04119))
10(i)	2005 Stock Option and Award Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 17, 2005 (File No. 001-04119)) (#)
10(ii)	Amendment No. 1 to 2005 Stock Option and Award Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 (File No. 001-04119)) (#)
10(iii)	2010 Stock Option and Award Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2010 (File No. 001-04119)) (#)
10(iv)	2014 Omnibus Incentive Compensation Plan, as amended and restated effective February 21, 2022 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(v)	Senior Officers Annual Incentive Plan (Supplement to 2014 Omnibus Incentive Compensation Plan), as amended and restated effective February 21, 2022 (included in Exhibit 10(iv) above) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(vi)	Senior Officers Long-Term Incentive Plan (Supplement to 2014 Omnibus Incentive Compensation Plan), as amended and restated effective February 21, 2022 (included in Exhibit 10(iv) above) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(vii)	Senior Officers Annual Incentive Plan, as amended and restated effective January 1, 2013, for awards granted prior to January 1, 2018 (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed March 27, 2013 (File No. 001-04119)) (#)
10(viii)	Senior Officers Long-Term Incentive Plan, as amended and restated effective January 1, 2013, for awards granted prior to January 1, 2018 (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed March 27, 2013 (File No. 001-04119)) (#)
10(ix)	Form of Restricted Stock Unit Award Agreement – time-vested awards (incorporated by reference to Exhibit 10(iv) to the Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-04119)) (#)
10(x)	Form of Restricted Stock Unit Award Agreement – retirement-vested awards (incorporated by reference to Exhibit 10(v) to the Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-04119)) (#)
10(xi)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2006 (File No. 001-04119)) (#)
10(xii)	Form of Award Agreement for Annual Stock Option Grants used for awards granted prior to May 8, 2014 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (File No. 001-04119)) (#)
10(xiii)	Form of Award Agreement for Annual Stock Option Grants used for awards granted after May 7, 2014 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 5, 2014 (File No. 001-04119)) (#)
10(xiv)	Form of Restricted Share Unit Award Agreement used for awards granted after February 21, 2022 – time-vested awards (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xv)	Form of Award Agreement for Annual Stock Option Grants used for awards granted after February 21, 2022 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)

10(xvi)	Retirement, Separation, Waiver and Release Agreement, dated as of June 8, 2021, by and between Nucor Corporation and Craig A. Feldman (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2021 (File No. 001-04119)) (#)
10(xvii)	Executive Employment Agreement of James D. Frias (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xviii)	Retirement, Separation, Waiver and Release Agreement, dated as of May 24, 2022, by and between Nucor Corporation and James D. Frias (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed May 25, 2022 (File No. 001-04119)) (#)
10(xix)	Retirement, Separation, Waiver and Release Agreement, dated as of June 17, 2020, by and between Nucor Corporation and Ladd R. Hall (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed June 17, 2020 (File No. 001-04119)) (#)
10(xx)	Retirement, Separation, Waiver and Release Agreement, dated as of June 3, 2021, by and between Nucor Corporation and Raymond S. Napolitan, Jr. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed June 3, 2021 (File No. 001-04119)) (#)
10(xxi)	Executive Employment Agreement of MaryEmily Slate (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xxii)	Retirement, Separation, Waiver and Release Agreement, dated as of May 27, 2022, by and between Nucor Corporation and MaryEmily Slate (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 (File No. 001-04119)) (#)
10(xxiii)	Executive Employment Agreement of Leon J. Topalian (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xxiv)	Executive Employment Agreement of D. Chad Utermark (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xxv)	Executive Employment Agreement of Allen C. Behr (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 4, 2020 (File No. 001-04119)) (#)
10(xxvi)	Executive Employment Agreement of David A. Sumoski (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed January 5, 2021 (File No. 001-04119)) (#)
10(xxvii)	Executive Employment Agreement of Douglas J. Jellison (incorporated by reference to Exhibit 10(xxx) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxviii)	Executive Employment Agreement of Gregory J. Murphy (incorporated by reference to Exhibit 10(xxxi) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxix)	Executive Employment Agreement of Daniel R. Needham (incorporated by reference to Exhibit 10(xxxii) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxx)	Executive Employment Agreement of K. Rex Query (incorporated by reference to Exhibit 10(xxxiii) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxxi)	Executive Employment Agreement of Stephen D. Laxton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed March 4, 2022 (File No. 001-04119)) (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xxxii)	Executive Employment Agreement of John Hollatz (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 (File No. 001-04119)) (#)
10(xxxiii)*	Executive Employment Agreement of Noah Hanners (#)

10(xxxiv)	Nucor Corporation Supplemental Retirement Plan for Executive Officers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
21*	Subsidiaries
23*	Consent of Independent Registered Public Accounting Firm
24*	Power of Attorney (included on signature page)
31*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31(i)*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32(i)**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	Financial Statements from the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2022, filed February 28, 2023, formatted in Inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.
104*	Cover Page from the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2022, filed February 28, 2023, formatted in Inline XBRL (included in Exhibit 101).

* Filed herewith.
** Furnished (and not filed) herewith pursuant to Item 601(b)(32)(ii) of Regulation S-K.
(#) Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

Registrants may voluntarily include a summary of information required by Form 10-K under this Item16. We have elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUCOR CORPORATION

By: /s/ Leon J. Topalian
Leon J. Topalian
Chair, President and Chief Executive Officer

Dated: February 28, 2023

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen D. Laxton and A. Rae Eagle, or either of them, his or her attorney-in-fact, with full power of substitution and resubstitution for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorney-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Leon J. Topalian
Leon J. Topalian
Chair, President, and Chief Executive Officer
(Principal Executive Officer)

/s/ Stephen D. Laxton
Stephen D. Laxton
Chief Financial Officer, Treasurer and Executive Vice President
(Principal Financial Officer)

/s/ Michael D. Keller
Michael D. Keller
Vice President and Corporate Controller
(Principal Accounting Officer)

/s/ Norma B. Clayton
Norma B. Clayton
Director

/s/ Patrick J. Dempsey
Patrick J. Dempsey
Director

/s/ Christopher J. Kearney
Christopher J. Kearney
Lead Director

/s/ Laurette T. Koellner
Laurette T. Koellner
Director

/s/ Michael W. Lamach
Michael W. Lamach
Director

/s/ Joseph D. Rupp
Joseph D. Rupp
Director

/s/ John H. Walker
John H. Walker
Director

/s/ Nadja Y. West
Nadja Y. West
Director

Dated: February 28, 2023

JESSE HENNESSEE MCDONALD   JOSHUA MCDONALD   MALCOLM F MCDONALD   MICKY MCDONALD   MITCHELL MCDONALD   NATASHA SAKI MCDONALD   NICHOLAS SCOTT MCDONALD   RYAN MCDONALD   SEAN M MCDONALD JR
TANNER C MCDONALD   TIMOTHY MCDONALD   ROBERT F MCDONNELL   RYAN PATRICK MCDONOUGH   FRANK MCDOUGAL   RYAN EDWARD MCDOUGALD   BRENDAN DEAN MCDOWELL   KENNARD LEANDUS MCDOWELL JR
TRACY L MCDUFFY   ROBERT C MCEACHERN   JONATHAN L MCEACHIN SR   JORDAN J MCEACHIN   STEPHEN G MCELHANON   MARK EARL MCELHINNEY   GARY MCELRATH   BRIAN W MCELROY   STEVEN L MCELROY   DAWN C MCELVEEN
WILLIAM R MCELVEEN   JAMES J MCELYEA   LUKUS BLAKE MCELYEA   ANNETTE M MCENERNEY   CLAUDE MCFADDEN   KENNETH DION MCFADDEN   STEPHANIE ANN MCFADDEN   CAMERON R MCFALL   SHANNA M MCFALL
ANDREW MCFARLAND   JOHNATHON WAYNE MCFARLAND   MALCOLM JOEL JOEL MCFARLAND   NICHOLAS MCFATRIDGE   JACOB TREVOR MCGARITY   MACKINLEY R MCGARRY   NATHAN G MCGAUGHEY   RYAN D MCGAUGHEY
GRANT MCGAUGHY   COURTNEY J MCGEE   JAMES CASH MCGEE   JUSTIN B MCGEE   KEVIN DEWAYNE MCGEE   LUCAS CAINE MCGEE   STEPHEN C MCGEE   TIMOTHY A MCGEE   WALTER T MCGEE   MICHAEL E MCGEORGE
AUSTIN R MCGHEE   CHRISTOPHER JAMES MCGHEE   DANIEL RYAN MCGHEE   RICKY D MCGHEE   STACY MCGHEE   KATIE MICHELLE MCGILLEM   ZACHARY MCGILLIS   JACOB KOLE MCGINLEY   DACIA D MCGINNESS   ALEC MCGINNIS
RICHARD L MCGINNIS   SCOTT E MCGINNIS   KENDERICK R MCGIRT   DANIEL L MCGOWAN   JAMIE M MCGOWAN   JARED MCGOWAN   MICHAEL W MCGOWAN   CLARENCE RUSSELL MCGRANAHAN   CLAUDE E MCGRANAHAN
DUSTIN EDWARD MCGRANAHAN   ANDREW T MCGRAW   ROBERT HOLLADAY MCGRAW   RONALD A MCGRAW   CHAD D MCGREGOR   JENNIFER L MCGREGOR   MICKEY ALAN MCGREGOR   JOHNNY F MCGRIFF   SEAN EDWARD MCGUIGGAN
AMANDA N MCGUIRE   ANNE T MCGUIRE   BRIAN A MCGUIRE   BRUCE MCGUIRE   DAIMIEN D P MCGUIRE   JEFFERY S MCGUIRE   JON MICHAEL MCGUIRE   ROBERT MCGUIRE   SHANE P MCGUIRE   STEPHEN E MCGUIRE
TYLER FORREST MCGUIRE   MICHAEL BRANDON MCGUIRT   JOHN H MCHALFFEY   CLINTON A MCHAN   LARRY MCHARGUE   ROBERT B MCHARGUE   STEPHIN BLAYNE MCHENRY   ANTHONY MCHUGH   KEVIN MCHUGH   JOHN MCINALLY
HART MCINERNEY   CORY P MCINTOSH   DAVID LEE MCINTOSH   LINDSAY A MCINTOSH   JANET L MCINTYRE   LOGAN W MCINTYRE   BRANDON MCINVILLE   JOSEPH P MCINVILLE   JUSTIN R MCINVILLE   JIMMY RAY MCKASKLE
COREY J MCKAY   CRYSTAL SHANISE MCKAY   JAYDEN CONNICK MCKAY   JONATHAN DEAN MCKAY   MARK STEVEN MCKAY   RALPH E MCKAY   RANDI N MCKAY   SAMUEL LEVI MCKAY   JACK MCKAY-SCHUELER   DALLAS MAUI MCKEAGUE
SCOTT T MCKEAN   AUBURN MACKENZIE MCKEE   JACOB ROSS MCKEE   JEREMY R MCKEE   ZACHERY DEAN MCKEE   MICHAEL E MCKEEN   EUGENE TOMS MCKEIVER   CHRISTOPHER O MCKELVEY   OWEN GAGE MCKELVEY
ELLEN J MCKENNA   CAMERON SHAWN MCKENNEY   ANTHONY DWAYNE MCKENZIE   AUSTIN ALLEN MCKENZIE   CRAIG MCKENZIE   GERALD R MCKENZIE   KERSHAN MCKENZIE   MATTHEW FOSTER MCKENZIE   ORNIN L MCKENZIE JR
PAUL J MCKENZIE   ROBERT GAGE MCKENZIE   WALKER LEVI MCKENZIE   ADAM CASH MCKEON   THOMAS MCKEON   ALEX S MCKEOWN   JEREMY R MCKEOWN   JOSEPH T MCKERNAN   PATRICK D MCKERNAN   JENNIFER R MCKIBBEN
DAVID C MCKINLEY   CHAD R MCKINNEY   CURTIS CESTIS BRENT MCKINNEY   JACOB LEE MCKINNEY   JASON JAY MCKINNEY JR   JEREMY MCKINNEY   JUDY MCKINNEY   JULIE ANN MCKINNEY   JUSTIN MCKINNEY   STEPHEN MCKINNEY
THOMAS K MCKINNEY   CRYSTAL LASHAWN MCKINNON   JEFFERY MICHAEL MCKINNON   ROBERT BRIAN MCKINNON   CHRISTOPHER A MCKINSEY   JOHN MCKINVEN   KYLE MCKINVEN   BRODERICK J MCKINZIE   DANIEL LEE MCKITRICK
ENNIS A MCKNIGHT   JAMES V MCKNIGHT   JARRON MCKNIGHT   JERROD MCKNIGHT   JODY B MCKNIGHT   JOHNATHON THOMAS MCKNIGHT JR   LARRY ALAN MCKNIGHT JR   MICKEL T MCKNIGHT   PEGGY MCKNIGHT   RICHARD MCKNIGHT
STEVEN W MCKNIGHT   TONY E MCKNIGHT   TYLER MCKOWN   TYLER MCKOWN   SHAWN MCLACHLAN   GAIL S MCLAIN   TONY LEE MCLAIN   TRACE CAMERON MCLAIN   JAMES E MCLAMB   DILLION J MCLANE   BETH A MCLAUGHLAN-SEAVER
BRANDON L MCLAUGHLIN   CHRISTOPHER J MCLAUGHLIN   CORY MCLAUGHLIN   DUSTIN K MCLAUGHLIN   MATTHEW SEAN MCLAUGHLIN   NATHANIEL R MCLAUGHLIN   PAUL A MCLAUGHLIN   WILLIE MCLAUGHLIN   ALASDAIR R MCLEAN
FLINT MCLEAN   JOSEPH G MCLEAN JR   LANCE CRABLE MCLEAN   MATHEW MCLEAN   MELISSA S MCLEAN   OTIS MCLEARY   ANDREW ROBERT MCLEES   MEGAN A MCLEES   JOHN MCLELLAND   ANTHONY CHASE MCLEMORE
CARTER GAYNOM MCLEMORE   MATT RUSSELL MCLENON   ALAN BRANDON MCLEOD   JARRETT NELSON MCLEOD   JOHNNY L MCLEOD JR   MICHAEL EDWARD MCLEOD   STEPHEN G MCLEOD   NICHOLAS G MCLEROY
AMBER JOYCE NICHOLS MCMAHAN   COREY A MCMAHAN   TYLER PATRICK MCMAHAN   JAMIE J MCMAHON   MICHAEL JACOB MCMAHON   SEAN THOMAS MCMAHON   JESSICA A MCMANIGAL   EUGENE MCMANUS   MITCHELL MCMANUS
ROBERT MCMANUS   SCOTT MCMANUS   TAMRON EUGENE MCMANUS   DAVID C MCMEANS   ADAM K MCMELLON   SEAN LARRY MCMICHAEL   WILLIAM JOHN MCMICHAEL   JONAS J MCMILLAN   JOSHUA FRANKLIN MCMILLAN
JARRED R MCMILLEN   NANCY LEE MCMILLEN   COREY D MCMILLIN   ALLEN SCOTT MCMILLON   HALEY MCMINN   JUSTIN MCMINN   KEIWAUN J MCMORRIS   MARC JOSEPH MCMULLEN   MORGAN TAYLOR MCMULLIN   CRYSTAL MCMURRAY
DALE A MCMURRY   DAVID W MCMURRY   PHILIP JUSTIN MCMURRY   MITCHELL MCNAB   HENSLEY BROOKE MCNABB   JASON MCNABB   KELLY S MCNABB   DELANO MCNAIR   JAMES CHRISTOPHER MCNAIR   JOHN ADAMS MCNAIRY III
JAIME MCNALL   THERESA MCNALL   HARRY J MCNALLY   CHRISTOPHER P MCNAMARA   KENNETH R MCNATT   DAVID M MCNEAL   JE ARL MCNEAL   THEODORE R MCNEAL II   BRUCE MCNEELY   LISA C MCNEELY   ELIZABETH STURTZ MCNEESE
MARK W MCNEIL   SHATERRIA MCNEIL   ALYSSA MARIE MCNEILL   CADE BRANDON MCNEILL   ANTONIA D MCNEISH   BRENT ANDREW MCNUTT   JOSEPH H MCNUTT   MARISA LYNN MCNUTT   TIMOTHY TYLER MCNUTT   PATRICK J MCPEAK
BRET MCPHERSON   LANDON MCPHERSON   STEPHEN MCQUAIG   JACOB S MCQUAIN   GREGORY MCQUEEN   HEIDI UNDERHILL MCQUEEN   JAMES C MCQUEEN   JAMES ROBERT MCQUEEN   JOHN MCRAE   RODNEY P MCRAE
ZAKIYA MOROWA MCRAE   JEREMY L MCROBERTS   TYLER SCOTT MCROBERTS   GLEN MCSHANE   JEFFREY S MCSWAIN   JACOB ALDEN MCSWANE   RUSSELL D MCSWANE   COREY MCTIGRIT   ANDREW MCVEY   MICHAEL J MCVICKER
GUY MCWATT   CYRIL MCWEENEY   MATTHEW D MCWHIRTER   NOAH CHASE MCWHORTER   TERRY J MCWHORTER   DEBRA KAY MCWILLIAMS   LARRY DEAN MCWILLIAMS JR   RAVEN NYCOLE MCZEAL   ANTHONY BRUCE MEAD JR
SHAWN M MEAD   DESIREE MICHELLE MEADE   KEVIN MEADE   MICHAEL K MEADE   CHRIS ALLEN MEADOR   COBY LEE MEADOR   JAMES D MEADOR   JEFFREY L MEADOR   MICHAEL SHANE MEADOR   PHILLIP G MEADOR
ROBERT JOSEPH MEADOR   CHRISTOPHER BRIAN MEADOWS   JAMES MEADOWS   JASON S MEADOWS   JOSHUA C MEADOWS   JOSHUA W MEADOWS   LAWRENCE RANDAL MEADOWS   NATHANIEL JAMES MEADOWS   SHANE DOUGLAS MEADOWS
ISRAEL I MEAGHER   JOEL MEAGHER   BRANDON C MEANS   CAMRON C MEANS   TROY J MEANS   STAN L MEARS   JOSEPH MECHAM   MITCHELL MEDAK   DUSTIN DAKOTA MEDCKIE   ANN M MEDDINGS   JEFFREY N MEDDINGS
MASON MEDEIROS   NAINOA RJK MEDEIROS   RANDY MEDEIROS   ALFONSO MEDEL   CARLOS MEDEL   MARCIAL MARTINEZ MEDEL   SIMON S MEDEL   CAROLINA RUIZ MEDELLIN   COURTNEY MEDFORD   JEFFREY D MEDFORD
CESAR MEDINA   CHRIS MEDINA   CINDY MEDINA   ESTEBAN MEDINA   JOSE REYNOSO MEDINA   KELLY MEDINA   MANUEL MEDINA   MARIA C MEDINA   MARIA I MEDINA   MICHAEL L MEDINA   PATRICIO MEDINA   RAE JEAN MEDINA
RAYMOND RICHARD MEDINA   RICARDO MEDINA   SAYRA GONZALEZ MEDINA   JOSE A MEDINA GONZALEZ   LUIS MEDINA GONZALEZ   GUSTAVO MEDINA-ZAMORA   MARK MEDLER   ADAM KEITH MEDLEY   CORY J MEDLEY
RACHEL LINDSEY MEDLEY   JAMES CURTIS MEDLIN   JAMES W MEDLIN   JONATHAN MEDLIN   LOGAN CHRISTOPHER MEDLIN   SARAH MEDLIN   WILLIAM CLAY MEDLIN   SEAN MEDNIKOW   GUSTAVO MEDRANO   HERIBERTO MEDRANO
IVAN G MEDRANO   BROCK W MEECE   JERRAD LOUIS MEECE   FRANCINE MEEHAN   TODD A MEEHAN   NOAH JOHN MEEKER   DUSTIN MEEKS   MICHAEL J MEEKS   MUTHUKUMAR MEENAKSHISUNDARAM   JESSE DAKOTA MEFFORD
JIMMY D MEFFORD   KERRY L MEFFORD   LANDON M MEFFORD   LONNIE D MEFFORD   STEPHANIE D MEFFORD   DONOVAN DERIC MEGERLE   LEON M MEGGETT   LATONYA MEGGINSON   JOHN AUSTIN MEGGS   STEVEN C MEGGS
MATTHEW S MEGYESE   ELDON LOPAKA MEHEULA   TODD P MEHL   KEVIN MEHLE   BRANDON MEHLENBACHER   DANIEL J MEHLENBACHER   BRAD MEHRHOFF   EDDIE MEIER   JOSHUA ALAN MEIER   MATTHEW J MEIER   JARED MEINECKE
DAVID W MEINHARDT   BARTEL J MEIS   BRODY RAY MEIS   CLINT T MEIS   TREY MICHAEL MEIS   NICHOLAS MEISBERGER   JEFF A MEIXSELL   EDUARDO ORTEGA MEJIA   TOBY N MEJIA   STEVEN ANDREW MELANCON   CHRISTOPHER MELCHER
KEEGAN R MELCHER   RILEY JOSEPH MELCHER   ASHLEY NICHOL MELCHOR   JORGE A MELENA   EMERSON MELENDEZ   JAQUAN JACOB MELENDEZ   JESUS DANIEL MELENDEZ   MANUEL GUALBERTO MELENDEZ   ISRAEL SANDOVAL MELENDREZ
KURT MELERO   DIANE M MELESIO   MARISOL SERVIN MELGOZA   JOHN S MELITOS   MICHAEL A MELKUS   RAMON ALIGI MELLA   DEBORAH J MELLAS   CHRISTOPHER L MELLER   QUENTIN MCCANN MELLETT   KENT A MELLO
JOSEPH M MELLODY   ROBERT CANON MELLOTT   RONALD J MELLOTT   MARK J MELNICK   CELERINO C MELO   GABRIEL MELOCHE   ANTHONY W MELTON   BILLY ANDREW MELTON JR   JACOB JOSHUA MELTON   JAMES DAVID MELTON III
JAMISON GREGORY MELTON   KYLE W MELTON   MATTHEW MELTON   MICHAEL M MELTON   NICHOLAS MELTON   CHRISTOPHER DALE MELVIN   JESUS GONZALEZ MENA   JUAN M MENA   TRACEY LYNN MENA   KRISTOPHER CHASE MENASCO
MARK F MENASCO   CHRISTOPHER MENDENHALL   HEITOR MENDES   AL MENDEZ   ANDREW DAVID MENDEZ   BENJAMIN MENDEZ   EDWARD G MENDEZ   ELVIN R MENDEZ   HECTOR A MENDEZ   HUGO ANTONIO MENDEZ   IVAN MENDEZ
JOSE U MENDEZ   JUAN CARLOS MENDEZ   JUAN JOSE MENDEZ   MAGDALENO MENDEZ   NICOLE MENDEZ   RAFAEL RUIZ MENDEZ   URIEL MENDEZ   VICENTE ROJAS MENDEZ   VICTORIA JEANETTE MENDEZ   JUAN FRANCISCO MENDEZ CONTRERAS
HUGO MACIAS MENDIETA   PETER A MENDIVIL   ALMEIDA Y MENDOZA   ANGEL MENDOZA   BELIZARIO MENDOZA   BERNARDO CHAVEZ MENDOZA   CECELIA D MENDOZA   CRISTIAN ROLANDO MENDOZA   DANNY MENDOZA
DIONEL MENDOZA   FRANCISCO JUNIOR MENDOZA   GUSTAVO MENDOZA   JOSE D MENDOZA   JUAN CHAVEZ MENDOZA   LEE JORDAN MENDOZA   LUIS MENDOZA   MARCEL R MENDOZA   MICHAEL D MENDOZA   NOLBERTO MENDOZA
ORLANDO MENDOZA   OSWALDO MENDOZA   RICARDO CHAVEZ MENDOZA   LUIS MENDOZA LEON   ALEJANDRO MENDOZA MENDOZA   JOSE IGNACIO MENDOZA MURILLO   RONALDO MENDOZA-ALCANTARA   AARON J MENEFEE
LORA MENEGAZZO   CHRIS J MENEZES   RICARDO MENEZES   ROBERTO MENEZES   VICTOR MENEZES   DEAN A MENIGOZ   AARON C MENKE   CORY B MENLOVE   WILLIAM BLAKE MENNES   MATTHEW D MENSCER   TRAVIS JAMES MENTER
MITCHELL G MENTZEL   MATTHEW P MENZENBERG   BRYANT GERARDO MERCADO   EDMERSON MERCADO   JOSE ANIBAL MERCADO   JULIAN MERCADO   LOUISSE MERCADO   SAUL ELIOBERTO MERCADO   SANDRA MERCADO BURGOS
RICARDO MERCADO RODRIGUEZ   KESHIA I MERCADO SAMUEL   LINDA MERCANTE   JOSHUA A MERCEDE   DOMINGO MERCEDES-ROSARIO   BRIAN D MERCER   CHRISTOPHER M MERCER   JAMES MERCER   JUSTIN DAVID MERCER
RODNEY TY MERCER   CHAD E MERCHANT   CODY T MERCHANT   DONALD E MERCHANT   RYAN MERCIER   MOLLY B MERCURIO   DERREL J MEREDITH   JAMES THOMAS MEREDITH   JAYNE CAROL MEREDITH   LEVI JEFFREY MEREDITH
MATTHEW JAMES MEREDITH   SCOTT G MEREDITH   STACEY MEREDITH   TRACEY MEREDITH   MICHAEL W MERIDA   VIRGIL MERIWETHER   BENJAMIN JAMES MERJA   TYLER MERLIN   GERD MERLING   RYAN R MEROLA   DANIEL J MERONEY
AMANDA MERRICK   TIMOTHY D MERRIFIELD   ANDREW LEE MERRILL   CORY T MERRILL   DONALD PAIGE MERRILL   JUSTIN ROBERT MERRILL   MACKAY ALAN MERRILL   MATTHEW C MERRILL   RICKY LEE MERRILL   SAMANTHA MARIE MERRILL
JOHN W MERRIMAN   PHILLIP J MERRIMAN   AIDAN RIANE MERRITT   KANDEE M MERRITT   JEFFERY L MERRIWEATHER   FINLEY H MERRY   HUDSON H MERRY   BILLY L MERRYMAN   MATTHEW JAMES MERRYMAN   BRUCE MERSBERG
ROBERT ALLEN MERSHON   STEPHEN FRANCIS MERSMANN   ERIC M MERTES   JEREMY F MERTINK   BILLY RAY MERTZ II   DONALD MESMAN   JOSHUA MESS   SCOTT P MESSENGER   MATTHEW DAVID MESSER   MICHAEL A MESSER
ZACHARY MESSERSCHMIDT   GABRIELE A MESSINA   NATHAN JOSEPH MESSMER   ETHAN MEST   STEVEN G MESZAROS   DYLAN K METCALF   FREDRICK CHARLES METCALF   JARED METCALF   RACHAEL A METCALF   ROY C METCALF JR
STEPHEN RYAN METCALF   DONALD METHVIN   LARRY R METHVIN   ALAN T METSKER   DANNY METZ   JOSHUA METZ   JOSEPH M MEURET   STEPHEN JAMES MEURET   ANDREW RICHARD MEWBORN   KODY W MEWIS   ABRAHAM J MEYER
ADAM MICHAEL MEYER   BRADY MICHAEL MEYER   BRIAN LYNN MEYER   CAMERON J MEYER   CEVYN J MEYER   CLINTON G MEYER   ERIC L MEYER   JERRY E MEYER II   KEITH T MEYER   KENDALL MARIE MEYER   KEVIN EUGENE MEYER
LISA L MEYER   MATTHEW J MEYER   MICHAEL O MEYER   NATHAN HUNTER MEYER   PATRICK KENNETH MEYER   RICKY EUGENE MEYER   WILLIAM J MEYER JR   STEVEN QUINN MEYERER   BLAKE MEYERS   DONALD G MEYERS JR
JONATHON ANDREW MEYERS   BENJAMIN M MEYETTE   ARMANDO MEZA   ISSAC MEZA   MILTON MEZA   OSCAR MACIAS MEZA   EFRAIN MEZA ESQUIVEL   CALISTRO MEZA MEJIA   FRANCISCO JAVIER MEZA-HERNANDEZ
MIGUEL MEZA-HERRERA   FREDRICK R MEZENSKI   ROBERT J MEZICK   OMAR MHAMDI   TRUSHANK MHATRE   DAVID MICHAEL   GEORGIA MICHAEL   MARCUS T MICHAEL   GWENDOLYN MAE MICHAELIS   JARED D MICHAELS
AMBER MICHAELSON   DEBORAH MICHAUD   JOCELYN MICHAUD   GARY R MICHELFELDER   LAURA MICHELI   NICHOLAS A MICHELIN   STEVEN L MICK   LORI K MICKELSON   TAWANDA SHARICKA MICKENS   BLAKE M MICKEY
DONALD R MICKINS   CHRISTOPHER DEWAYNE MICKLE   WILLIAM W MICKLE   EVERETT RAYMOND MIDDLEBROOK   DANIEL SCOTT MIDDLESTETTER   BARRY L MIDDLETON   CHRISTOPHER MIDDLETON   GREGORY MIDDLETON
JAMIE LEE MIDDLETON   JOE MIDDLETON   PERRY MIDDLETON   ROBERT LEE MIDDLETON III   STACY W MIDDLETON   TRENT MIDDLETON   KENNETH ARNOLD MIDKIFF   TERRY MIDKIFF   RANDY L MIECZKOWSKI   ANDREW MIELER
ANDREW WAYNE MIENTEK   JOSE ALEJANDRO MIEREZ TORREALBA   ANDREW EDWIN MIERS   STEVEN ANDREW MIFFLIN   STEVEN J MIGLIORE   MARIA MIGUEL GASPAR   CORY D MIHAVICS   JUSTIN LEE MIHAVICS   DIEGO PINEDA MIJANGOS
OSCAR J MIJARES   IAN BRET MIKELS   BRENT JOSEPH MIKELSON   LANDON DAVID MIKESELL   KEVIN L MIKETTA   JACOB D MIKOS   BRADLEY TODD MILBURN   SEAN ADAM MILBURN   ALFONSO MILES   BOYD B MILES   DEXTER LAMAR MILES
GRANT MILES   JAMES A MILES   JASON S MILES   JAY S MILES   JOHN E MILES   JONATHAN A MILES   JONATHAN MAX MILES   JOSHUA MILES   JOSHUA D WAYNE MILES   KYLE PRESLEY MILES   LARRY TODD MILES   LORNE MILES
MARK D MILES   MICHAEL E MILES   MICHAEL R MILES   NIKOLAS MILES   REX DEVIN MILES   SHANE O MILES   SHAWN ISAAC MILES   SHELLEY RENEE MILES   STEVEN MILES   STUART KEVIN MILES II   TINA J MILES   WILLIAM B MILES
DANIELLE N MILES-SCHWABEROW   MICHAEL S MILFORD   RUSSELL LEE MILFORD   SAMMY A MILHOAN   RICARDO J MILIAN   DYLAN MILISITS   GEORGE P MILJUS   MOISES NA MILLAN   DEREK MILLAR   MATTHEW MILLAR
WAYNE J MILLAY   AARON ANTHONY MILLER   ADAM J MILLER   ANDRA MILLER   ANDREW CHARLES MILLER   ANNEKE M MILLER   ANTHONY MICHAEL MILLER   ANTONIO MILLER   AUSTIN JAMES LOUIS MILLER   AUSTIN L MILLER
BEAU MILLER   BETH A MILLER   BRAD E MILLER   BRADFORD HOY MILLER   BRADLEY D MILLER   BRANDON MILLER   BRANDON J MILLER   BRENNAN Z MILLER   BRIAN A MILLER   BRONSON WILLIAM MILLER   BRUCE L MILLER
BRUCE LEE MILLER II   CALEB A MILLER   CHARLES MILLER JR   CHRISTOPHER E MILLER   CHRISTOPHER L MILLER JR   CHRISTOPHER M MILLER   COLLIER D MILLER   COREY BRUCE MILLER   COREY D MILLER   COURTNEY RHIANNON MILLER
DANIEL E MILLER   DANIEL LEE MILLER   DANNY A MILLER   DANNY T MILLER   DARRELL MILLER   DARRELL E MILLER   DARRELL W MILLER   DAVID A MILLER   DAVID EDWARD MILLER   DAWN R MILLER   DEBORAH R MILLER
DEBRA M MILLER   DEMONTE MILLER   DEREK W MILLER   DIANA LYNN MILLER   DONALD E MILLER JR   DONALD LANCE MILLER   DOUGLAS A MILLER   DUSTIN E MILLER   DUSTIN J MILLER   ELVA H MILLER   ERIC C MILLER
ERIC JOHN MILLER   GREGG DUANE MILLER   GREGORY WILLIAM MILLER   HARLEN EUGENE MILLER   HEATHER M MILLER   JACQUELYN RAE MILLER   JAIMYEN OMAR MILLER   JAMES MILLER   JAMES A MILLER   JAMES L MILLER
JAMES L MILLER   JAMES MICHAEL MILLER   JANEL MILLER   JARED CONLEY MILLER   JARED LEE MILLER   JAY RICHARD MILLER   JEFF R MILLER   JEFFERY MILLER   JEFFERY A MILLER   JEFFREY MILLER   JEFFREY L MILLER
JEREMY J MILLER   JEREMY ROBERT MILLER   JESSE W MILLER   JIMMY MILLER   JOEY J MILLER   JOHN L MILLER   JON H MILLER JR   JONATHAN A MILLER   JORDAN R MILLER   JOSEPH D MILLER   JOSEPH D MILLER   JOSH K MILLER
JOSHUA L MILLER   JOSHUA SHELTON MILLER   JUSTIN MILLER   KADEN BRADLEY MILLER   KARI V MILLER   KATHERINE MILLER   KEITH E MILLER   KEN M M MILLER   KENNETH MILLER   KENNETH L MILLER   KEVIN PAUL MILLER
KRISTY ANN MILLER   KYLE E MILLER   LANCE W MILLER   LESLIE J MILLER   LISA MAY MILLER   MACKENZIE ALEXANDRA MILLER   MARK J MILLER   MARSHALL DALE MILLER   MEGAN R MILLER   MERLE E MILLER   MERLE L MILLER
MICHAEL A MILLER   MICHAEL D MILLER   MICHAEL DUANE MILLER   MICHAEL JOSEPH MILLER   MICHAEL L MILLER   MICHAEL R MILLER   MISTY D MILLER   MITCHELL MILLER   MOLLY MILLER   NATHAN C MILLER   NATHAN P MILLER
NATHAN R MILLER   NICHOLAS ALLEN MILLER   NICHOLAS WADE MILLER   NOAH CHRISTOPHER MILLER   NOAH LEE MILLER   OMER D MILLER   PATRICK DRAKE MILLER   PHILLIP L MILLER   RANDALL L MILLER   RANDELL MILLER
RAYMON L MILLER   RENEE DESILVA KAMINSKY MILLER   RICHARD C MILLER   ROBERT DALE MILLER   ROBERT JAKE MILLER   ROBERT LESTER MILLER   RODNEY JAMES MILLER   RYAN MILLER   SHARI MILLER   SHAUN MILLER
SHAWN M MILLER   SUSAN MILLER   TAMMY RENA MILLER   THOMAS C MILLER   TIFFANY DANIELLE MILLER   TIMOTHY CRAIG MILLER   TIMOTHY ROBERT MILLER   TODD D MILLER   TOMAS A MILLER   TRAVIS W MILLER   TROY MILLER
TYLER MATTHEW MILLER   VINCENT D MILLER   VINCENT H HUNTER MILLER   WADE MILLER   WARREN A MILLER III   WAYNE P MILLER   WILLIAM MILLER   WILMA R MILLER   ZACHARY T MILLER   ZACKERY COLE MILLER   ZANE JOSH MILLER
CODY ALEXANDER MILLIGAN   JEFF MILLIGAN   JUSTIN DANIEL MILLIGAN   MALLORY MILLIGAN   MATTHEW JAON MILLIGAN   PETER A MILLIGAN   JIMMY D MILLIKAN   CHRISTOPHER MILLION   ALEXANDER MILLIRON   AMY L MILLS
BRIAN MILLS   BRIAN D MILLS   BRUCE A MILLS   CHRISTOPHER MARTIN MILLS   GLENN M MILLS   JASON R MILLS   NICHOLE D MILLS   TRAVIS E MILLS   BRETT MILLSAP   JOHN D MILLSAP   JOSHUA D MILLSAP   JENNIFER MILNE
DWANA NICOLE MILNER   ELIJAH JOSHUA MILO   MARCUS MILONS   MILO MILOVALE   MELISSA MILTEER   JORDAN RILEY MIMS   AARON D MINARCHICK   NIRUPA MINASANDRAM   EDWARD R MINCE   CHRISTIAN A MINER
MICHAEL S MINER   TROY L MINGLE   WILLIAM S MINICK   JAIME MINJARES   JOSHUA MINJAREZ   MICHAEL MINK   BRIAN CHAD MINNICK   RICHARD J MINNITI II   CHRISTY R MINOR   JACOB MINOR   JEFFREY MINOR   JEREMY DUANE MINOR
JERMEY DURRELL MINOR   JOSHUA A MINOR   KENNETH R MINOR   RANDAL W MINOR   ROBERT D MINOR   RICKY LEE MINTER   DANA MARIE MINTON   STEPHEN C MINTON   ROBERT W MINYARD JR   COLBY J MINZE   GARY DAVID MIRACLE
FERNANDO QUEZADA MIRAMONTES   JUAN QUEZADA MIRAMONTES   OSCAR QUEZADA MIRAMONTES   ABRAHAM ALFARO MIRANDA   CESAR MIRANDA   ELIZABETH MIRANDA   IMELDA LEAL MIRANDA   JORGE A MIRANDA
ROBERT G MIRANDA   ROBERT L MIRANDA   ROBERTO CANCHOLA MIRANDA   SERGIO MIRANDA SALAS   JOHN G MIRE   KIMBERLEY MIREAULT   NOE A MIRELES   RAMON E MIRELES   MITRA MISAGHIHESARI   ANNA MISAIL
DANIEL JOSEPH MISAIL   CRAIG S MISDOM   JOHN WAYNE MISHOE   BILLY WAYNE MISNER   MARK ALAN MISNER   DOUGLAS L MISRASI   NICHOLAS MISRASI   RYAN PETE MISRASI   CHRIS MISSION   ANTHONY OBRIAN MISSOURI
JOSEPH GASPARE MISTRETTA   ANNA K MITCHELL   ANTONIO A MITCHELL   ANTONIO J MITCHELL   AUSTIN B MITCHELL   BOBBY WAYNE MITCHELL   CHARDRICK L MITCHELL   CHRISTOPHER MITCHELL   CHRISTOPHER TYRONE MITCHELL
CLAYTON MITCHELL   DENNIS RYLAND MITCHELL   DEVEN MICHAEL MITCHELL   DRAPER CALVIN MITCHELL   DUSTIN H MITCHELL   ERIC J MITCHELL   EVAN MITCHELL   GREGORY L MITCHELL   JAMES MARK MITCHELL   JASON L MITCHELL
JEROME MITCHELL   JESSICA F MITCHELL   JOHNATHAN ZACCHAEUS MITCHELL JR   JONATHAN D MITCHELL   JOSHUA CAIN MITCHELL   JUSTIN TYLER MITCHELL   KEVIN MITCHELL   KYLE BRADFORD MITCHELL   MARK TWAIN MITCHELL
MATTHEW D MITCHELL   MATTHEW MCGHAY MITCHELL   MICHAEL MERRIT MITCHELL III   MICHAEL SEAN MITCHELL   PAUL G MITCHELL   PAUL MICHAEL MITCHELL   RANDALL W MITCHELL   RANDLE LANE MITCHELL   ROGER D MITCHELL
RON A MITCHELL   RYAN E MITCHELL   RYAN G MITCHELL   SARAH MITCHELL   SOPHIA MITCHELL   THOMAS E MITCHELL   TIMOTHY D MITCHELL   TIMOTHY LAMONT MITCHELL   TRENT ALLEN MITCHELL   WALTER MITCHELL
WALTER E MITCHELL   WILLIAM ARTHUR MITCHELL   WILLIAM M MITCHELL   DYLAN DAVID MITCHEM   PETER MITSIKAS   GREG MITTENDORF   DONALD MITTER   BRAYDN MITTON   DANIEL ALAN MITZLAFF   KEVIN M MIXON
DARRIN G MIZE   MARILYN B MIZE   RICHARD ERVIN MIZE JR   BRIAN P MLNARIK   ADAM MNICH   AARON DON MOAD   EVAN BOYD MOAK   DALIA MOAWAD   CHARLES MOBBS   DANIEL A MOBLEY   TRACY LYNN MOBLEY   STEFAN S MOCANU
LAWRENCE J MOCH JR   JESUS MODESTO   THOMAS DEREK MODESTO   NICHOLAS ALEXANDER MODISETTE   JACK C MOEHRING   CASEY L MOELLER   MATTHEW L MOELLER   GREGORY E MOEN   SONNY MOEONE   APRIL N MOERBE
JOSHUA M MOERBE   JOHN C MOESSNER   JENNIFER MOFFATT   JASON A MOFFET   BRIAN K MOFFETT   JIMMY RAY MOFFETT JR   DUSTE MOFFITT   JEREMIAH MOFFITT   JOSHUA MOFFITT   VICTORIA MOHAMED   MOHAMMED MOHAMED MOHIDEEN
AFRAZ MOHAMMED   AKEEF MOHAMMED   AZAM MOHAMMED   CHRYSAN MOHAMMED   IMRAN MOHAMMED   KEVIN MOHAMMED   TEVIN MOHAMMED   SHUJATH MOHAMMED KHAN   HARIHARN MOHAN   KAVIYA DHARSHINI MOHAN
SELVAKUMAR MOHAN   SELVA RAJ MOHAN RAJ   YOGESH MOHITE   KATELYN RENEE MOHLER   SYDNEY A MOIR   MANUEL MOJICA   RICARDO P MOJICA   JOHN TATE MOLANDES   RONALD P MOLANDES   DANIEL C MOLDOVAN
HUGO N MOLINA   JUAN MOLINA   MARIEL ALEJANDRA MOLINA   THOMAS A MOLINA   VICTOR AGUSTO MOLINA ECHEVERRY   CHRISTA L MOLITOR   JONATHON M MOLITOR   JERRY W MOLL   BRANT ELLIOTT MOLLERS   TRACEY K MOLLNER
JUAN P MOLLO   TREVOR MOLLOY   DEREK E MOLNAR   DAIRE FRANCIS MOLONEY   JULIO P MONAGO ESPIRITU   ALEJANDRO CALDERON MONARREZ   CESAR ALONZO MONCADA GALVAN   LEONEL MONDRAGON MARTINEZ
STANLEY MONERVILLE   JOSE MONIZ   NICHOLAS J MONK   ROBERT R MONK   JOSHUA D MONKS   ALAN C MONROE   LATRICIA B MONROE   MARY E MONROE   GABRIEL MONROY   KINLEY MONSANTO   TREVOR MONTAGUE
NICOLE MARIE MONTALTO   HECTOR D MONTALVO   JAVIER MONTALVO   SUEMY REYES MONTALVO   SHAKIRA MONTAN   SANDRA MONTANEZ   NORBERTO BRACAMONTES MONTEALEGRE   MATHEUS MONTEIRO MONTARROYOS
KEVIN MONTEITH   ORLANDO ISAAC MONTELONGO   ALEJANDRO MONTENEGRO ORTEGA   DANIEL MONTERO   OSCAR MONTERROSA   ADAM A MONTES   EMMANUEL LUNA MONTES   ERNESTO ALVAREZ MONTES   GISELLE MONTES
JONATHAN MONTES   JOSE C MONTES   JUAN DELGADO MONTES   LUIS MONTES   MONICA CORONA MONTES   RAFAEL LOPEZ MONTES   ULISES CORONA MONTES   LAIZA F MONTES RAMOS   ADOLFO MONTES RUIZ   WILLIAM F MONTEZ III
ANTHONY E MONTGOMERY   AUSTIN LUCAS MONTGOMERY   BREANNE YVETTE MONTGOMERY   BRUCE MONTGOMERY   CADEN BLAKE MONTGOMERY   CHRISTOPHER T MONTGOMERY   COLTON JAKE MONTGOMERY   CORY MONTGOMERY
DEANNA R MONTGOMERY   DUKE D MONTGOMERY   EDGARDO MONTGOMERY   EVERETT L MONTGOMERY III   FLOYD MONTGOMERY   GREGORY MONTGOMERY   HAYDON F MONTGOMERY   JACK H MONTGOMERY   JAMES B MONTGOMERY
KASEY EDWARD MONTGOMERY   MATTHEW W MONTGOMERY   MIKE A MONTGOMERY   MITCHELL W MONTGOMERY   RUSSELL L MONTGOMERY   SHAWN L MONTGOMERY   TRISTON DERRIAL MONTGOMERY   TROY C MONTGOMERY
WILLIAM W MONTGOMERY   ARNAUD MONTGRAND   MIGUEL MONTIEL   ANTONIO ENRIQUE MONTOYA   JULIAN MONTOYA   LEOPOLDO A MONTOYA   ROBERTO J MONTOYA   ROME MONTOYA   ANTONIO MONTROND DE OLIVEIRA
NICHOLAS ADAM MONTROY   BONNIE G MONTS   JAMES MOODIE   ASHLY NICOLE MOODY   BILL MOODY   CHARLES NATHAN MOODY   GEORGE A MOODY II   JACK SHERIDAN MOODY   JANET L MOODY   JAYMIE L MOODY
JIMMIE ROBERT MOODY   JOSEPH LONNIE MOODY   KEVIN DAROLD MOODY   KIMBERLY I MOODY   MATTHEW D MOODY   SHANNON DALE MOODY   TRAVIS ALLEN MOODY   VERNON MATTHEW MOODY   WILLIAM B MOODY III
ANTHONY WAYNE MOON   BRIAN MOON   JAMES ZACHARY GENE MOON   JUSTIN AUBRY MOON   NATHEN J MOON   WILLIAM ROLLING MOON   ZACH MOON   CHRISTOPHER D MOONEY   MARK MOONEY   BRAYDEN MOONEYHAM
ADAM MOORE   ADAM KEEGAN MOORE   ANDREW C MOORE   ANTHONY MOORE   ANTHONY F MOORE   ANTHONY S MOORE   ARTHUR J MOORE II   ASHLEY LYNN MOORE   AUSTIN MOORE   B BRENT MOORE   BARRY C MOORE
BARRY LEE MOORE   BILLY R MOORE III   BRANDON R MOORE   BRIAN LEE MOORE   CAMERON JOSEPH MOORE   CANDICE MOORE   CHAD ALLEN MOORE   CHAD E MOORE   CHRISTOPHER A MOORE   COLTON D MOORE   CONNOR LEE MOORE
CURTIS MOORE   CYNTHIA DIANN MOORE   DARIEN PAUL MOORE   DAVID ALLEN MOORE   DAVIS ALLEN MOORE   DERRICK DEMOND MOORE   DERRICK DEWAYNE MOORE SR   DEVEN M MOORE   DEXTER XAVIER MOORE   DON MOORE
DUANE A MOORE   EDDRIA L MOORE   ELWOOD S MOORE III   ELWOOD S MOORE JR   ERIC C MOORE   GAIGE W MOORE   GARRY A MOORE   GAVIN C MOORE   HAROLD M MOORE   HARVEY E MOORE   HERBERT PHILLIP MOORE
JAKEVUS RASHOD MOORE   JAMES L MOORE   JAMES L MOORE   JAMES RICHARD MOORE   JAMIE D MOORE   JEFFREY A MOORE JR   JEFFREY D MOORE   JEFFREY T MOORE JR   JESSE D MOORE   JESSIE D MOORE   JOEL CHRISTIAN MOORE
JOHN MORGAN MOORE   JOHN R MOORE   JUANITA L MOORE   JULIANA MOORE   KAREN L MOORE   KASEY LEE MOORE   KATELYN MARIE MOORE   KATIE A MOORE   KEITH MOORE   KENNETH R MOORE   KISHON ANTONIO MOORE
KURT EILLIOTT MOORE   KYLE A MOORE   LAWRENCE A MOORE   MACKENZIE NICOLE MOORE   MARCUS MOORE   MARCUS C MOORE   MASON MOORE   MATTHEW SCOTT MOORE   MICHAEL LEE MOORE   MITCHELL HILLARY MOORE
PATRICK J MOORE   PERRY DEAN MOORE   REGINA MOORE   REGINALD MOORE   RICHARD D MOORE   RICHARD WAGNER MOORE II   RICKY WAYNE MOORE JR   RILEY MOORE   ROBERT G MOORE   RUSSELL L MOORE   SHANE E MOORE

SHERRIE MOORE STEPHEN M MOORE STEVEN MOORE TAYLOR MOORE TERRENCE BRIAN MOORE TIMOTHY L MOORE TOBIE CROSS MOORE TRAVEZ MOORE TYRONE MOORE WESTON TAYLOR MOORE WILLIAM A MOORE
WILLIAM G MOORE WILLIAM LAVERN MOORE WILLIAM MCCOY MOORE JR XAVIER DEON MOORE KELLY B MOOREFIELD MATHEW N MOOREHEAD LATONYA W MOORER RODNEY MOORER ROBERT WAYNE MOORING
BROCK C MOORS KRISHNA MOORTHY ANTHONY T MOOSMAN GABRIEL MEZA MORA JORGE ROSALES MORA JOSUE NA MORA UMBERTO NA MORA SAMUEL MORA ELVIRA ANDRES DAVID MORALES ANIBAL MORALES
ARTURO MORALES CARLOS A MORALES DANIEL ALLEN MORALES ELMER MORALES ENRIQUE MORALES FERNANDO MORALES FRED A MORALES FRENZEL MORALES HECTOR N MORALES HUGO MORALES JENNIFER LISSETTE MORALES
JESUS A MORALES JOAQUIN MORALES JONATHAN AARON MORALES JOSE MORALES KATHELYN ELISHA MORALES MARCO ANTONIO MORALES MARTIN MORALES MAYNOR A MORALES PAUL ARTHUR MORALES
RICHARD MORALES ROBERTO CARLOS MORALES SALVADOR MORALES TOMAS GERARDO MORALES WENDY MORALES YVETTE MORALES ANDRES G MORALES ANDRADE FRANCISCO G MORALES CASTILLO JONATHAN MORALES MARTINEZ
WILLIAM MORALES-COBA ANDREW MATTHEW MORALEZ ALAN R MORAN BRITTANI ANNE MORAN JULIO ISABELES MORAN MARTIN PATRICK MORAN ZACHARY MORAN JOSE MORAN CASTRO MARKHAM CHANCELOR MORDECAI
ANTHONY M MORDEN COREY MORDEN THOMAS MORDEN PATRICK MATTHEW MOREDOCK AERYK D MOREE GERALD W MOREE MARK W MOREE BRUCE MOREFIELD ROBERT E MOREHEAD PATRICK N MOREHOUSE
ROBIN A MOREHOUSE FRANKLIN ADEMIR MOREIRA HUEZO DONALD G MORELAND MICHAEL MORELL BRYAN MORELLI RONALD SCOTT MORELLI ANTONIO MORENO BRUNO CELESTINO MORENO ESTHER MORENO
FRANCISCO MORENO GABRIEL CONTRERAS MORENO GERALD MORENO JORGE ACEVES MORENO JOSE CRUZ MORENO JOSE RENTERIA MORENO JOSEPH R MORENO JUAN ACOSTA MORENO LUIS MARQUEZ MORENO
PEDRO ROBLES MORENO RAFAEL ROBLES MORENO SEAN R MORENO ELIEZER MORENO OROZCO JUSTIN R MOREY ADDISON RAY MORGAN ANDREA G MORGAN ANDREW DEAN MORGAN ANTHONY JAY MORGAN
BRADLEY D MORGAN BRAMMER L MORGAN II BRANDON M MORGAN BRANDON RAY MORGAN CARLOS A MORGAN CHARLES DANIEL MORGAN CHRISTOPHER SHANE MORGAN CORDERO PIRRIE MORGAN DEION MORGAN
DENNIS L MORGAN HEATH A MORGAN JACK GARRISON MORGAN JAMES CODY MORGAN JEFFREY STEVEN MORGAN JOEY MORGAN JOHN A MORGAN KARL W MORGAN LEVAR MORGAN MARHARYTA V MORGAN
MATTHEW COBY MORGAN MATTHEW TYNDALL MORGAN MELINDA L MORGAN NICHOLAS PAUL MORGAN PAUL THOMAS MORGAN RICHARD HEATH MORGAN THOMAS MORGAN THOMAS W MORGAN TOWNSEND LEE MORGAN
TRAY W MORGAN WILLIAM JOE JOE MORGAN ZACHARY NATHANIEL MORGAN MASASHI MORIEDA ERIC MORIN JAMIE MORIN MICHAEL P MORIN RENE JOSEPH MORIN JR KALEB J MORITZ MARNIE J MORITZ JOHN MICHAEL MORLEY
STANLEY W MORLEY DAVID A MORNINGSTAR ARTURO GARCIA MORONES GARRETT JOHNSON MORPHIS BRYCE ALLEN MORRELL DANIEL HEATH MORRIES ADRIAN M MORRIS BENJAMIN S MORRIS II BRANDON J MORRIS
BRANDON KYLE JOSEPH MORRIS BRANDON L MORRIS BRENT MICHAEL MORRIS BRIDGET ANN MORRIS BRYDEN T MORRIS CHARLES LEWIS MORRIS CLAY D MORRIS CLIFFORD LEON MORRIS DAVID C MORRIS DAVID WYATT MORRIS
DERRICK LYNN MORRIS DONALD J MORRIS DONNIE JARRETT MORRIS ELEY J MORRIS JR GARY L MORRIS GREGORY H MORRIS ISAIAH R MORRIS JACK M MORRIS JAMES PATRICK MORRIS III JAY W MORRIS JESSICA MORRIS
JOSHUA ALLAN MORRIS JOY L MORRIS KENNETH WADE MORRIS LABRINA S MORRIS LAURENCE G MORRIS LUKE ALAN MORRIS MAXWELL SEALY MORRIS MICHAEL A MORRIS MICHAEL H MORRIS II MICHAEL J MORRIS
MICHAEL JOSEPH MORRIS MICHELLE ANNE MORRIS NICHOLAS RAY MORRIS PATRICK OLIN MORRIS PAUL MORRIS RICHARD TODD MORRIS RICKEY N MORRIS ROBERT MORRIS ROBERT G MORRIS ROBERT HILL MORRIS
RYAN D MORRIS TOMMY J MORRIS TYLER M MORRIS VALERIE JEANETTE MORRIS ZACHARY D MORRIS ZACKARY MORRIS CALEB MICHAEL MORRISON CHRISTOPHER MORRISON CHRISTOPHER D MORRISON
COURDAIRO ANTHONY MORRISON DONALD BRETT MORRISON DUSTIN MAURICE MORRISON JACK E MORRISON JAMES WESLEY MORRISON JOHN S MORRISON III KENROY A MORRISON KIMBERLY A MORRISON MARY C MORRISON
TOSHIA A MORRISON LARRY MORRISSETTE MATTHEW G MORRISSEY CURTIS D MORROW RICHARD COREY MORROW ANDREW R MORSE BRUCE KEVIN MORSE DUSTYN ROBERT MORSE RYAN MORSE ANDREW JOSEPH MORSEY
MATTHEW MORT PETER KORDE MORTAKIS CURTIS DAVID MORTIMER ALEXIS NICOLE MORTON JACQUELINE S MORTON KALEO MORTON KALLI J MORTON KEVIN MORTON MATTHEW G MORTON ROBERT D MORTON
VICTORIA L MORTON RAFAEL MOSEGAARD CADEN J MOSELEY ALLAN MOSER BRIAN MOSER DOUGLAS R MOSER LUCAS JAY MOSER SCOTT E MOSER ANITA GAYE MOSES EMMY JO MOSES ETHAN K MOSES JEREMY CLINT MOSES
JOSHUA C MOSES ROBERT M MOSES SAMUEL K MOSES TOMMY C MOSES BAILEY IAN MOSHER DWIGHT MOSHER GAROLD C MOSHER BRADLEY ALLEN MOSIER DUSTY NICOLE MOSIER NEIL K MOSIER NICHOLAS RYAN MOSIER
KRZYSZTOF MOSKWA DEDRICK L MOSLEY JENNIFER LYNN MOSLEY JOHN MOSLEY MARTELL DOMINIQUE MOSLEY ROBERT WILLIAM MOSLEY DANIEL ELLIS MOSMAN JOSE ANGULO MOSQUEDA ROBERT L MOSQUEDA
AARON MOSS FLOYD LEE LEE MOSS JAMEE RENEE MOSS JAMES M MOSS JR KIRK AMIEL MOSS KYLE FRANKLIN MOSS NEAL MOSS RANDY J MOSS RODNEY A MOSS RONALD S MOSS THOMAS CLARKE MOSS
MARSHALL DONALD MOSSMAN COLETTA K MOTACEK CARLOS E MOTEN FAITH E MOTES JONATHAN P MOTES SCOTT MOTES JUANIKIA SHAWNE MOTON DAVID A MOTSINGER MARSHALL MOTT MATTHEW KYLE MOTT
QUITMAN BRIAN MOTT WESTON MOTT SCOTT MOTTAU KAONOU L MOUA SHANNA LEIGH MOUGHLER JAMES MATTHEW MOULD CHRIS MOULTON CODY DUANE MOULTON MARC R MOURET RENE MOUSSEAU CHARLES MOUTON III
AARON L MOUTRAY RAYNEE E MOUTRAY MICHAEL D MOUZON DUFKIWMA TED MOWA SUSAN WILCOX MOWBRAY MASON DIXON MOWERY DENNIS A MOWRY ANDREW MOXAM MARC A MOXHAM ADAM MOYA VIRGIL MOYAN
TYLER ZACHARY MOYE JUSTIN MOYER FARON W MOYERS CONNOR MOYNIHAN ANNE MARIE MOZEKO RICHARD L MPISTOLARIDES JR JACK ALLEN ALLEN MRACEK ZACHARY MROCZKOWSKI ZOE RUMBIDZAI MUCHINEUTA
ROBERT R MUDGETT STEVE MUDRI CHRISTOPHER MUELLER DAVID PAUL MUELLER GARY L MUELLER JEREMY MUELLER MARKUS MUELLER NICHOLAS MUELLER NICHOLAS C MUELLER PATRICK MICHAEL MUELLER
TERESA LYNN MUELLER PAUL DAVID MUGLESTON AMANDA L MUGRAGE KARWAN MUHAMMEDALI OWEN MUIR TYLER MUIR CAL CHARLES MULDER JUSTIN MULDOWNEY CLARENCE RUSHAUN MULDROW MATTHEW MULHOLAND
JOSHUA JAMES MULHOLLEN JARED A MULL JOSHUA MICHAEL MULL LISA MULLANEY AMBER R MULLEN CHRISTOPHER MULLEN JOHN M MULLEN KEITH A MULLEN MARK ALLEN MULLEN II MATTHEW D MULLEN
MATTHEW K MULLEN MATTHEW RYAN MULLEN PHILLIP D MULLEN LATICIA MULLEN-WILLIAMS ANTHONY WAYNE MULLER JUSTIN BAXTOR MULLER ANNA M MULLETT RICHARD E MULLETT II MICHAEL D MULLIGAN
ALEC D MULLIKIN MICHAEL P MULLIN HUNTER W MULLINAX ANDREW MULLINS JEFF J MULLINS JEREMY D MULLINS JOSEPH DAWSON MULLINS MICHELLE ANNE MULLINS ROBERT DWAIN MULLINS SHAWN W MULLINS
DALTON WAYNE MULLIS DANNY A MULLIS MICHAEL A MUMM ALICIA ANN MUMMERT MARC L MUMMERT LADISLOUS MUNAKI KYLE P MUNCY JEREMY B MUNDERLOH BELINDA NELL MUNDHENK DALTON MICHAEL MUNDY
PREM KUMAR MUNEENDRA BABU BRIAN E MUNGER DAMDIN MUNKHBOLD JORDAN ALLEN MUNN CHARLES K MUNNS CHESTER MUNNS ALEX MUNOZ ALVIN MUNOZ ANGEL R MUNOZ ANTONIO MUNOZ BRIAN ROBERTO MUNOZ
DAVID S MUNOZ FRANCISCO JAVIER MUNOZ JAVIER MUNOZ JOSE L MUNOZ JUAN CARTER MUNOZ JUSTIN J MUNOZ MARK MUNOZ MASON M MUNOZ MAYRANNE MUNOZ RICHARD MUNOZ SALVADOR MANUEL MUNOZ JR
SANTIAGO MUNOZ WALTER MUNOZ WEHISMAN MUNOZ JOSE JIMENEZ MUÑOZ LUIS JIMENEZ MUÑOZ NATANAEL MUÑOZ URIEL GONZALEZ MUÑOZ CARLOS MUNOZ OLVERA HANSET MUNOZ ROSALES PAUL ENRIQUE MUNOZ ROSALES
NERI ROBERTO MUNOZ-CASTILLO GABRIEL MUNOZ-MARTINEZ CHARLES MUNRO GREGORY B MUNRO KYLE MUNRO BRETT A MUNSEY BROCK LOGAN MUNSEY COURTNEY L MUNSEY GLORIA MUNSON JOSEPH DORNELL MUNSON
W ANDREWS MUNSON JR SATHYA MUNUSAMI CORNELIUS ANAEDU MUOJEKWU SADIQA MUQADDAM RAJADURAI MURALITHARAN WILLIAM WHITNEY MURCHISON WILLIAM THOMAS MURDEN COLTON C MURDOCK
KURTIS REX MURDOCK ARTURO MURILLO JR AUSTIN GILBERT MURILLO CELIA TORRES MURILLO CHRISTOPHER MURILLO EILEEN MARY MURILLO JORGE S MURILLO MIGUEL GOMEZ MURILLO SAMUEL F MURILLO
GUY SCOTT MURIN JOSHUA JOSEPH MURO JUSTIN M MURPHREE MATTHEW GLENN MURPHREE ADAM J MURPHY AUSTIN SCOTT MURPHY BRANDON JAMES MURPHY BRIAN MURPHY DALE A MURPHY DAN MURPHY
DANIEL MURPHY DANIEL MURPHY DANIEL G MURPHY DANNY MURPHY DEREK L MURPHY ERIC H MURPHY FRANK RICHARD MURPHY JR GREGORY J MURPHY JACKIE SCOTT MURPHY JOHN W MURPHY JOHNNY RAY MURPHY
JUSTIN B MURPHY MATTHEW MURPHY MEGHAN DOROTHY MURPHY MICHAEL DEWAYNE MURPHY MICHAEL WESLEY MURPHY SEAN MURPHY SEAN K MURPHY SHAWN MICHAEL MURPHY TRAVIS LEE MURPHY YUSEF MURPHY
ALEXANDER M MURRAY CARL MURRAY CHRISTIAN H MURRAY DEVON MURRAY ERIN MARYELLEN MURRAY JAYVAN MURRAY JEFFREY A MURRAY JOHN MURRAY JON MURRAY JOSHUA GLENN MURRAY JUDITH A MURRAY
JULIE K MURRAY KIMBERLEY HAWKER MURRAY KIMONICA B MURRAY KYLE MYATT MURRAY LAWRENCE ANTONIO MURRAY MICAH M MURRAY NATHAN M MURRAY RAY MURRAY RICHARD LEON MURRAY SEAN MICHAEL MURRAY
STEVEN JOE MURRAY TERRY L MURRAY TRAVIS MARTIN MURRAY TRENT ALLEN MURRAY WILLIAM MURRAY WILLIAM A MURRAY JR SASIKUMAR MURUGAIYAN ARUNKARTHIKEYAN MURUGAN MAHESH MURUGAN
MUTHUMARIAPPAN MURUGAN PANEERSELVAM MURUGAN PRAVEEN MURUGAN SANTHIYASREE MURUGAN VIGNESH MURUGAN KALIMUTHU MURUGESAN NATARAJAN MURUGESAN RAMACHANDRAN MURUGESAN
VIGNESHWARAN MURUGESAN LAKSHMI PRIYA MURUGESAPANDIAN VIVEK PANDIAN MURUGESAPANDIAN DALE MURZYN MICHELE RENEE MUSAL JEFFREY DARRIN MUSE JONATHAN DARRIN MUSE SAMUEL A MUSE III
TODD ERIC MUSE JAN MICHAEL MUSGRAVE ALECIA M MUSI CHAD DAVID MUSSCHE TROY MUSSELMAN JEFFREY MUSSON AHMED MUSSRATI NOAH AYDIN MUSTAFA WAZEEM MUSTAPHA AZIM MUTAPCIC EUGENE SCOTT MUTCHLER
SONG HENG MUTH GOVINDARAJU MUTHU BALAJI MUTHUKRISHNAN KEERTHIVASAN MUTHUKUMARAN ALEX J MUTSCHELKNAUS AARON J MUTSCHLER KIRK MUXWORTHY EDGAR JULIAN MUY JOHN MUYINGO ANDREW MYATT
ANTHONY D MYERS BENJAMIN J MYERS BOBBY R MYERS CHAD R MYERS CHRISTOPHER J MYERS COLLIN NOEL MYERS DANIEL V MYERS DARREN J MYERS DAVID E MYERS DOUGLAS KENT MYERS GLEN L MYERS
GLEN R MYERS HEATH A MYERS HUBERT W MYERS JR HUNTER DRAKE MYERS JEFFERY WAYNE MYERS JEREMY TODD MYERS JESSICA R MYERS JIMMY DALE MYERS JONATHAN MYERS LOGAN T MYERS LUKE P MYERS
MICHAEL MYERS NOAH A MYERS PATRICK J MYERS ROBERT A MYERS SCOTT ALLEN MYERS TAYA A MYERS TERRY W MYERS TIMOTHY B MYERS DUSTIN RANDALL MYHAND GLENN MYKE MASON CARL MYKLEBUST
CLARANCE MYRICK EARMAN EUGENE MYRICK JONATHAN M MYRICK MARK L MYRICK STEVEN MYRICK THOMAS ROBERTSON MYRICK III MOHAMED ASIM MYTHEEN NAZER TONUBARI NAADUBON OLENA NABOKA KINAN NADAR
JEYARAJ NADARAJAN KIMBERLY W NADLER SAMUEL NADURIAK JEFFREY NAESE WILLIAM ALEXANDER NAFE PRABHU NAGANATHAN BALAJI NAGARAJAN BALASUBRA NAGARAJAN SETHURAMAN NAGARASAN SURATHA NAGASAMY
MARKUS D NAGATOISHI RAKESHKUMARREDDY NAGIREDDYGARI BRANDON S NAGY SHAUN MICHAEL NAGY STEPHEN M NAGY NAZILLA NAHID BRAYAM FRANCISCO NAHUATT SANTIAGO MUNESH NAIDU JEFFREY MICHAEL NAIRNE
SEAN M NAJAFI MIKE NAJARI ALEX P NAJERA MOHAMMED NAJMEDDINE ERIC D NALL KAVITA NAMDEO AMBERKAR JESSE W NAMES DOUGLAS P NANCE GRIFFIN LOGAN NANCE DAVE G NANEZ JOEL RORE NANGOO
MICHAEL NAPALO BRANDON L NAPIER ROBERT NAPIER AUDREYONNIA T J D NAPOLEON CAMDEN NAPPER MANUEL SAENZ NARANJO SAGAR NARAYANA ADGATLA ADGATLA BALASUBRAMANIAN NARAYANAN KEVIN NARINE
NARESH NARINE MELISSA M NARMI LEONARDO ARREDONDO NARVAEZ JOAO NASCIMENTO DUSTIN CHASE NASH ERIC T NASH FREDDIE NASH GORDON NASH ISAAC A NASH ISAAC ADAM NASH V JAMES MATTHEW NASH
KENNETH T NASH GARRETT TENNYSON NASIEROWSKI DMITRI NASSYROV JESSICA MARGARET NASTI GOLIBSHO NASYMOV RONALD T NATAL JR ANTHONY M NATH RICHARD NATH AUSTIN JAMES NATHAN RYANNE BLAU NATHAN
JEROME C NATHANIEL VINCENT P NAUCK JOHN WILLIAM NAUGHTON MICHAEL PATRICK NAUGHTON SEAN NAUGHTON JOHN R NAULT ANGELA S NAUMAN MIKE A NAUMANN BRIAN E NAUS MATTHEW ANDREW NAUS
ERNESTO NAVA GUILLERMO NAVA JACOB NAVA RICHARD NAVA KAREN YARELI NAVARRETE LUIS BALVER NAVARRETE ABEL NAVARRETE ROJAS ALBERTO NAVARRO ALFONSO NAVARRO AURELIANO C NAVARRO
FERNANDO ARAGON NAVARRO JESUS NAVARRO JUAN GAYTAN NAVARRO SAMUEL NAVARRO ALFREDO NAVARRO GUTIERREZ JOSE F NAVARRO LINARES CARLOS A NAVARRO OCEGUERA CURTIS R NAVE MATTHEW C NAVE
RICHARD M NAVROTSKY BRAMMA NAYAGAM BRAD NAYLOR JACE NAYLOR STEVE NAZARENUS ADRIAN A NAZARETT MASOOMEH NAZARISI FRANKLIN NDUTA AARON P NEACE COREY GLEN NEACE DAKOTA R NEACE
LARRY RAY NEACE BRIAN R NEAL CLAIR D NEAL JENNIFER C NEAL JIMMIE NEAL JOHN E NEAL JOHN R NEAL LOGAN WAYNE NEAL RAYMOND L NEAL SANDRA L NEAL BLAKE E NEALEY CHRISTIAN MICHEAL NEALEY
NICHOLAS NEALEY SHAUN NEAVE CHAD S NECAISE THOMAS CHRISTOPHER NEDDO KARENA NEE ANTHONY D NEEDHAM BOBBY SUE NEEDHAM DANIEL R NEEDHAM JOSHUA NEEDHAM JAMES DUDLEY NEELY SHANNON NEELY
ERIC A NEEMEYER GREGG A NEESEN KAILEY N NEESEN PATRICK A NEESEN EMERSON ELIZABETH NEET JEFFERY ALLEN NEFF RICHARD D NEFF PAUL LOGAN NEHRING RICHARD MURPHY NEHRING DANIEL RAYMOND NEICE
ZACHARY R NEIGHBORS CURTIS KEITH NEILL BRENNAN P NEILSON LAD R NEILSON NICHOLAS KEITH NEIREITER ANDREW NEISER CHRISTOPHER JAMES NEISES LUKE JAMES NEISIUS SARA NEJATI SHERVIN NEJATIAN
ABRAM N NELSON AMMON J NELSON ANDREW WAYNE NELSON ANTHONY R NELSON ASHLEY NELSON AUSTIN NELSON BART J NELSON BENJERMIN KOUNSAVANH NELSON BETHANY B NELSON BRADLEY M NELSON
BRETT NELSON BRYANT S NELSON CARL E NELSON CASEY BRIAN NELSON CHRISTINA E NELSON CHRISTOPHER O NELSON CHRISTOPHER R NELSON CLAUDE NELSON COLLEEN ELIZABETH NELSON DANNY A NELSON
DAVID A NELSON DION NELSON DONALD R NELSON DUANE L NELSON GREGORY ALAN NELSON JACE J NELSON JALEN TURNER NELSON JAMES ERNEST NELSON JAY R NELSON JEFF NELSON JESSE ROBERT NELSON
JESSIE E NELSON JONATHAN NELSON JONATHAN NELSON JORDAN M NELSON JORY WADE NELSON JOSEPH DAVID NELSON KELLY RENEE NELSON KIMBERLY C NELSON KOLBY TODD NELSON LISA LYNN NELSON
LOGAN REID NELSON MURRAY NELSON RAYMOND NELSON RICHARD D NELSON RICKY ALLEN NELSON ROBERT NELSON RODNEY A NELSON RYAN NELSON RYAN J NELSON SCOTT NELSON SCOTTIE A NELSON
STEVEN B NELSON TIMOTHY L NELSON TODD W NELSON TYSON NELSON VICKI LINN NELSON WAYNE NELSON ZACH N NELSON NINA B NENOVSKA FLORIBERTO NEPONUCENO REMIGIO MICHAEL NEPTUNE JAVIER NERIS RIVERA
JAMES NERVINA BENJAMIN C NESBITT CHRISTOPHER LEVINE NESBITT JR DOUGLAS A NESLEN JARIUS TYWAN NESMITH DANIEL A NESS JARDEE MARTIN NESSEN GRAHAM E NESTER MICHAEL NESTER KYLE A NETHERTON
GEORGE P NETTLETON JOSHUA J NEUHAUS SANDRA NEUMANN-PLUMMER NICOLAS NEVAREZ OSCAR NEVAREZ CLARENCE NEVELS EMILY ROSE NEVIL ZACHERY BRYAN NEVIL JEREMY NEVILL BEAUREGARD MICHAEL NEVILLE
CHRISTOPHER L NEVILLE COLE J NEVILLE ROMAN NEVILLE DAVID W NEVIN DYLAN PATRICK NEVIN DANIEL J NEVITT JAY DEE NEVITT KEVIN M NEVITT NICHOLAS J NEVITT DANIEL R NEVLING DAVID BRIAN NEW ERIC R NEW
RALPH G NEW WILLIAM BLAKE NEW JEFFREY M NEWBERN BENJAMIN ROBERT NEWBY JAMES WILLIAM NEWCAMP JANSEN D NEWCOM BOBBY D NEWCOMB GEORGE GARLAND NEWCOMB III RYAN PATRICK NEWCOMB
CHRIS L NEWCOMER RICK L NEWCOMER JOHN E NEWELL JONATHAN NEWELL MITCHELL E NEWELL NIKOLAS LEE NEWELL DANA L NEWKIRK MICHAEL A NEWKIRK CURTIS L NEWLAND STUART D NEWLIN ADRIAN F NEWMAN
ALEXANDER P NEWMAN AUSTIN JAMES NEWMAN DAVID G NEWMAN JR DAVID TYLER NEWMAN DERRICK HENRY NEWMAN JAMES LINDSEY NEWMAN JARED NEWMAN JASON H NEWMAN JENNIFER LYNN NEWMAN
KESTON CARL NEWMAN RODNEY D NEWMAN SHANE R NEWMAN ANDREA R NEWNS BRADLEY R NEWSOM JASON H NEWSOM JORDAN NEWSOM NIGEL ARTURO NEWSOM PAYTON R NEWSOM RICHELLE NEWSOM
TANYA NEWSOM ARNOLD NEWSOME JR CURTIS NEWSOME GEORGE E NEWSOME III JAMES L NEWSOME KENNETH ALLEN NEWSOME ADAM NEWTON ALBERT BAILEY NEWTON ANDREW H NEWTON ARKEEM NEWTON
BRANDIN JAMES NEWTON CODY JOSEPH NEWTON CORY JUSTIN NEWTON DUSTIN R NEWTON JERRY L NEWTON JOSEPH A NEWTON II JOSHUA NEWTON JOSHUA CAIN NEWTON MYRON NEWTON RICHARD CARSON NEWTON
ROBERT NEWTON ROBERT A NEWTON ROBERT JACOB NEWTON RONNIE D NEWTON RUSSELL B NEWTON THOMAS ANDREW NEWTON SAMBAN NGETH BAC NGHIEM CHIEN BA NGO HOA NHU NGO LAM VAN NGU
BUNTHO NGUON BAO Q NGUYEN CONG T NGUYEN CUONG QUOC NGUYEN DAVID T NGUYEN HAI NGOC NGUYEN HIEN V NGUYEN HOANG NGUYEN NGHI T NGUYEN NGOC DUC NGUYEN PATRICK P NGUYEN PHAM NGUYEN
PHONG NGUYEN PHUOC T NGUYEN QUANG NGUYEN RUDY NGUYEN SON L NGUYEN TAM NGUYEN TAN MINH NGUYEN THIEP NGUYEN TRUONG Q NGUYEN VIET VAN NGUYEN VINH THANH NGUYEN VU P NGUYEN
ALPHONSO BLAIR NICHOLAS BODEE M NICHOLAS DILLEN DWIGHT NICHOLAS DUANE NICHOLAS KEVIN BRIAN NICHOLAS MONTE D NICHOLAS WILLIAM NICHOLAS ALLEN HARRIS NICHOLS ANNETTE MARIE NICHOLS
BRIAN M NICHOLS CARSON ELLIOTT NICHOLS HUNTER DANIEL NICHOLS JASON L NICHOLS JEFFREY M NICHOLS JENNIFER ANN NICHOLS JESS N NICHOLS JONATHAN P NICHOLS JOSEPH NICHOLS KASHALA N NICHOLS
KENNETH D NICHOLS JR LUCAS ANDREW NICHOLS PAUL A NICHOLS RICHARD W NICHOLS RICKY A NICHOLS SARIAH EVE NICHOLS SCOTT NICHOLS STEPHEN PAUL NICHOLS II TATE J NICHOLS TIMOTHY ALAN NICHOLS
TODD D NICHOLS WYATT BRADLEY NICHOLS JACK WINSTON NICHOLSON MATTHEW D NICHOLSON PEYTON JOSEPH NICHOLSON CLAIRE NEFERTARI NICHOLSON MATHEWS JERRY L NICK JR LOGAN MCMURRAY ERICHSEN NICKEL
JUDD THOMAS NICKELL NICK E NICKELSON DERRICK NICKERSON ERIC NICKERSON JORDAN P NICKERSON MICHAEL P NICKERSON TATE RICHMOND NICKERSON BELINDA GAIL NICKLE JOSEPH E NICKLES MYLES RICHARD NICKOLITE
RAQUANTE REED NICKSON KYLE NICLOUX ROGELIO NICOLAS MARTIN GEORGE NICOLICH WAYNE DAVID NIEDERHAUSER DANIEL C NIELSEN JERILYNN NIELSEN JOHN D NIELSEN JORGEN NIELSEN KEATON LYNN NIELSEN
LOGAN R NIELSEN MITCHELL NIELSEN WESLEY PAUL NIELSEN BRIAN C NIELSON TERYL ALAN NIELSON CODY L NIEMANN HEATHER SLAVIN NIEMETZ KIRKLAND NIEMETZ DONOVAN NIEMEYER JULIO C NIETO LOPEZ
CHRISTOPHER NIEUWENHUIS JARED WILLIAM NIEVES JUAN MANUEL NIEVES SERGIO FLORES NIEVES JAIME JOSE NIEVES ROSA VICTOR M NIEVES-SALIB MEGAN ROSE NIGHTENGALE CRAIG WALLACE NILES NICHOLAS S NILES
JAMES NILSON BRITTANY ANNE NIMON DONALD R NINER HAYDEN MICHAEL NININGER TODD M NINIS ERIK MONCADA NINO LYNN NISHIMURA ERIK R O NISSEN ANDRE NITKOWSKI SEAN DARRYL NITURA SUSAN L NITZ
JOSHUA MARK NIX MICHAEL NIX MICHAEL ANDREW NIX HAYDN DEAN NIXON JAMES THOMAS THOMAS NIXON JOHN C NIXON JR JOHN R NIXON LILLIAN NIXON ROBERT WEST NIXON TRENTON LLOYD NIXON YOOSUF NIZAMUDEEN
MARK L NOACK JOHN NOAKES ANDREW E NOBLE COY GLENN NOBLES DANIEL NOBLES JOAQUIN NOBOA ROMEL NOCON HARRISON DOUGLAS NODRICK GERALD A NOE JONATHAN CODY NOEL NIGEL NOEL RONALD T NOEL
CARL W NOELL III ETHAN S NOELL DERRICK S NOEY STUART RILEY NOEY JUSTIN NOGGLE MEGAN E NOGGLE ROBERT CHRISTOPHER NOGGLE ERIK J NOGUERA GREGORY T NOKES BERNARD J NOLAN JR KEVIN J NOLAN
LENORE NOLAN NATHANIEL NOLAN ROBERT NOLAN BOBBY NOLAND BOBBY J NOLAND STEPHEN W NOLAND ELMER HUMBERTO NOLASCO FRANCISCO PEREZ NOLASCO SOFIA NOLASCO CHADWICK ELI NOLEN DUSTIN NOLEN
JAMES E NOLEN JR JOE DENARD NOLEN LARRY CHAD NOLEN PATRICK L NOLEN TIFFANY S NOLEN TODD M NOLEN CHARLES L NOLES LEWIS W NOLES JR DEREK ROBERT NOLLEN TYLER DAVID NOON ROBERT G NOONING JR
AMHED NORALES CAYETANO DEAN MICHAEL NORBERG WILLIAM NORCUTT DEREK B NORDBY FERNANDO NORIEGA CHRISTOPHER J NORMAN DYLAN E NORMAN JASON T NORMAN JOHN W NORMAN MICHAEL J NORMAN
RILEY NORMAN RONALD NORMAN BRYCE J NORR CHASE NORRAD ANDREW NORRIS ANDREW DESTIN NORRIS BRANTLEY E NORRIS CHRISTOPHER T NORRIS CLAYTON M NORRIS COREY D NORRIS DANIEL NORRIS
DAVID NORRIS JACOB RYAN NORRIS JOHN K NORRIS JOHN P NORRIS JUSTIN THOMAS NORRIS MICHAEL D NORRIS MICHAEL REESE NORRIS RICHARD D NORRIS SCOTT E NORRIS SCOTT R NORRIS THOMAS R NORRIS
ZACHARY SCOTT NORRIS DAVID A NORTH STEPHANIE NORTH DAVID PAUL NORTHCOTT JOSEPH M NORTHCOTT TONY NORTHCOTT RON V NORTHCUTT LEROY L NORTHERN JEFFREY D NORTHRUP JR ALYSSA COLLEEN NORTON
BRYAN W NORTON CHRISTOPHER ROSS NORTON ELIZABETH NICOLE NORTON JOHN S NORTON KANDACE DESHEA NORTON LAYTON M NORTON MATTHEW TIMOTHY NORTON STEVEN P NORTON WENDY D NORTON
JULIE ANN NORVELL JAMES R NORWICK SHERI MOORE NORWOOD THOMAS M NOSBISCH MARY BETH NOTA GIOVANNI NOTARISTEFANO SELMA E NOTARO ANTHONY NOUE MOIMOI U NOUE TYLER NOURI NOUKHOUNE NOUSAATH
PHOUTHOUANG NOUSAATH THAY NOUSAATH DAVID A NOVAK FAITH ELAINE NOVAK JOSE NOVOA JUSTIN KIEHL NOVOTNY SHANE F NOVOTNY TRENT NOVOTNY JOHN NOWACZYK CHARLES J NOWAK II PAUL S NOWAK
RICHARD NOWAKOWSKI ALEXANDER BLAKE NOWLIN MELINDA S NOWLIN SAMUEL LUKE NOWLIN TAD K NOWLIN THERR E NOWLIN TRISTAN THOMAS NOWLIN CHRYSANDRA P NOYE ENOCH NSIAH DEAN NSORO
ROBERT F NUBER CODY GARRETT NUESCH GERALD NUESTRO DENNIS G NUGENT JUSTIN THOMAS NUGENT NEALY T NUNAMAKER MATTHEW E NUNAN DAVID ALLEN NUNEZ ERIC E NUNEZ JOSUE ALEJANDRO NUNEZ
JOSE ROJAS NUÑEZ JUAN ROJAS NUÑEZ OLGA VILLEGAS NUÑEZ JOSE A NUNEZ CEPEDA DAVID NUNEZ-GARCIA MOISES NUNGARAY SCOTT M NUNLEY JERAMY G NUNN KEVIN N NUNN MARQUETTE DENADE NUNN MARY E NUNN
MILLS FERGUSON NUNN II WILLIAM GORDON NUNN III CARMEN D NUNNALLY ERIC G NUNNENKAMP BLAKE CHRISTOPHER NUNNERY ROEL NUNO SERGIO NUNO DIAZ DOUGLAS G NUSSBAUM TRAVIS A NUSZER CORY NUTT
SHANE M NUTT BRUNO NWISI RYAN J NYAME ROGER VERNON NYE MICHAEL J NYEMASTER YANCEY R NYGREN ERIC GEOFFREY NYKAMP ERIC A NYSTROM FRANCES K O' DONNELL JAMES OAKE BRANDON OAKES
FRANK O OAKES III JAMES TANNER OAKES MATTHEW D OAKES BRIAN D OAKLEY CHRISTIE L OAKLEY MARK OAKLEY MEGAN RENEE OAKLEY MARK ADAM OAKS JR THOMAS R OAKS ROLAND PERNELL O'BANNON
STEVEN OBERDIER NICKOLAS A OBERMIRE MARK OBIEDZINSKI VALERIO F OBREGON GARCIA GREGORY S O'BRIAN BRANDON JOHN O'BRIEN CLAYTON BRADLEY O'BRIEN FRANCIS O'BRIEN JAMES J O'BRIEN JONATHAN W O'BRIEN
MATTHEW O'BRIEN TIMOTHY O'BRIEN FRED M O'BRYAN RANDY R O'BRYANT SRINIVASAN OBULI JOSE I OCAMPO MARC OCAMPO PEDRO OCAMPO SALTILLO CHRISTOPHER ANTHONY OCHOA EDUARDO SASSON OCHOA
GEOVANNI M OCHOA JOSE ISABEL OCHOA JUAN J OCHOA LORENZO E OCHOA MARIO OCHOA MARLINA OCHOA TORIBIO O OCHOA ROBERT COLT OCHSENBEIN NICHOLAS STEPHEN OCKER JAMES N O'CON JR BRIAN P O'CONNELL
JENNIFER O'CONNELL JOHNPAUL JOSEPH O'CONNELL SEAN O'CONNELL ANDREW TYLER O'CONNOR LEONARD E O'CONNOR MICHAEL RYAN O'CONNOR SEAN PATRICK O'CONNOR DAQUIENCY JARREL OCTAVE
BENJAMIN RHODES O'DANIEL ROBERT E O'DANIEL WILLIAM A O'DANIEL CHASITY D O'DAY LEONARD T ODD GINO ODDI FRANK J ODDO KATHY O'DELL DANIEL GLENN ODEN JARED SCOTT ODEN BARNEY WILLIAM ODOM JR
BRANDON H ODOM CHRISTOPHER M ODOM CODY DREW ODOM HUNTER ODOM THOMAS BRENT ODOM FRED C O'DONNAL III TINA LYNN O'DONNAL COLIN O'DONNELL DENNIS O'DONNELL ROBERT W O'DONNELL
DAVID RYAN OELRICH GREGORY W OELRICH ETHAN WILLIAM OELZE TRISHA OERTWIG JACOB SCOTT OESTREICH BARRA M O'FATHAIGH YUKOH OGATA RICKY R OGBORN JAMES E OGBURN III ERIC E OGDEN NATALIE M OGDEN
TERRY A OGDEN JASON OGILVIE DANIEL OGLE MELVIN EUGENE OGLE MICHAEL H OGLESBY SCOTT D O'GORMAN ERIC MICHAEL O'GRADNEY RAYMOND A O'GRADY ADEKUNLE AKINYOSOYE OGUNTUNDE KENNEDY OGWAMBO
ARTHUR REESE O'HAIR DANIEL J O'HARA DYLAN K O'HARA JASON OHM JEFFREY L OHM STEVEN R OHM JEFFREY O'HOSKI JACOB OJEDA KYTZIA DELGADO OJEDA REYNA KARINA OJEDA TANIA HERNANDEZ OJEDA
MARIO WILLIAM OJIEDA MARIO GEORGE GEORGE OJIEDA YOUNG OJUYENUM SHANE KEIJIRO OKANO PAIGE L OKELLEY JOSEPH A OKTAVEC TOM K O'LAUGHLIN CHARLES T OLDHAM III JEFFREY RYAN OLDHAM JOHN TIMOTHY OLDHAM
JORDAN THOMAS OLDHAM KATHARINE OLDHAM ROBERT A OLDROYD SEAN PATRICK O'LEARY STEVEN D OLEKSIAK JOHN J OLENICK KEVIN OLESEN RUSSELL A OLGIN ANDREW H OLGUIN ROY R OLGUIN GARY A OLINGER
LANCE T OLINGER TREVOR OLINGER GREGORY A OLIPHANT ASHLEY BLAIR OLIVA HECTOR OLIVA JOSUE D OLIVA GERMAN E OLIVA RODRIGUEZ JOSE MANUEL OLIVARES MICHAEL A OLIVEIRA MATTHEW A OLIVENCIA

ANCIL A OLIVER ANDREW OLIVER ANTHONY OLIVER BRITTANY ANN OLIVER BRYAN K OLIVER DAMIEN OLIVER DAVID OLIVER II GAUGE ROBERT OLIVER HANK AARON OLIVER IAN DAVID OLIVER JAMES OLIVER JOEL L OLIVER
JON K OLIVER KEVIN OLIVER LARRY D OLIVER LUCAS OLIVER MALLORY LYNN OLIVER MARION W OLIVER III RICHARD ASHLEY OLIVER RYAN D OLIVER SAMUEL T OLIVER ZACKARY RANDALL OLIVER RONALD E OLIVERO
WADE S OLIVERO JONATHAN SCOTT OLIVIO KENNY L OLLER LAWRENCE T OLLER DEANNE OLLETT ROBERTO R OLMEDA THOMAS P OLMER JAVIER OLMOS JOHN E OLMOS DAVID OLMSTED CHARLES D OLNEY JR
MAURICE ALAN OLNEY JR OLADAPO PAUL OLOBATUYI MOSHOOD O OLOWU AMMON MARK OLSEN BENJAMIN OLSEN CAMERON EARL OLSEN CARSON DENNIS OLSEN COLLIN R OLSEN COURTNEY W OLSEN DUSTIN D OLSEN
DUSTIN M OLSEN EDWARD OLSEN JERRY C OLSEN MATTHEW M OLSEN N ANTHONY OLSEN SCOTT A OLSEN WYATT COLLIN OLSEN ANDERS OLSON ANDREW L OLSON CASSANDRA J OLSON CHRISTOPHER D OLSON
DUSTIN E OLSON JEFFREY S OLSON JUSTIN L OLSON KEVIN L OLSON KIMBERLEY THORNOCK OLSON KIRK MICHAEL OLSON MATTHEW S OLSON MAXWELL ALAN-RAPP OLSON RANDALL W OLSON RODNEY L OLSON
TRAVIS OLSON HELMUT G OLTMANN NEAL B OLTREMARI FREDERIC N OLVEDY ALEJANDRO ISAIAS OLVERA ANTHONY RYAN OLVERA CHARLES DOMINICK OLVERA CHRISTOPHER ALLAN OLVERA GERARDO RAMOS OLVERA
HILARIO OLVERA JOEL OLVERA JOSE CORONA OLVERA JOSE LUIS OLVERA MARTIN OLVERA MICHAEL G O'MALLEY VICTOR AYOMIDE OMOWONUOLA JAY J ONDROVIC LYNN G ONDROVIC ALAN W O'NEAL BRITTANY HOPE O'NEAL
DARREN ARLIN O'NEAL DAVID B O'NEAL JAMES R O'NEAL KEVIN R O'NEAL PAMELA D O'NEAL SCOTT A O'NEAL SHAWN D O'NEAL TOMMY LEE O'NEAL TREVOR DANIEL O'NEAL WILLIAM DANIEL O'NEIL DANIEL O'NEILL
DANIEL BRYAN ONEY DEANNE J ONG SOLOMONE MALAFU ONGOLOKA DARIN ONLEY FRED J ONTIVEROS JOSE JESUS JESUS ONTIVEROS LORENZO ONTIVEROS RUBEN ONTIVEROS NKEONYE ONWUCHURUBA ALEKSANDR OPANASENKO
LYNETTE ANN OPEL WILLIAM PETER OPIE CHADWICK RICHARD OPPLIGER DAVID ORASI ROBERT BRUCE ORCUTT JESUS A ORDAZ EDUARDO TAPIA ORDOÑES GERARDO TAPIA ORDOÑES BORIS ORDONEZ CARLOS ORDONEZ
ERIC ORDONEZ ROBERTO ORDOÑEZ ESTER VERONICA ORDOSGOITTI EGEA JOSEPH M ORDUNO RYAN EDWARD ORDUNO STEVEN E ORDUNO ROLANDO ORELLANA ANDRES ORENGO HECTOR E ORENGO VAZQUEZ
JAN ANDRES ORENGO-VAZQUEZ DREW R ORGILL MASAAKI ORIKURA BRYAN ORILLA MICHAEL E ORLAND TREVOR SAMUEL ORLANDO WILLIAM H ORMAND JUSTIN ORMANOSKI RANDALL S ORME DANIEL AZPE ORNELAS
JUAN NUÑEZ ORNELAS JUAN RICARDO ORNELAS MIGUEL S OROBIYI CONNIE R ORONA RONALD MATTHEW ORONA EMA SOTO OROPEZA MITCHELL J O'ROURKE CELIA OROZCO ISMAEL SANTILLANO OROZCO JONATHAN OROZCO
MARCOS OROZCO MIRYAM DELGADO OROZCO NATO OROZCO SANDRA REYES OROZCO SERGIO OROZCO SIMON A OROZCO OSCAR OROZCO AREVALO OMAR OROZCO-AREVALO CAROL ORR JAMES A ORR KEITH ROBERT ORR
TY L ORRIS GERALD EDWARD ORSINI TRAVIS J ORT ALBERTO ORTEGA ALONDRA MORENO ORTEGA BALTAZAR ORTEGA DERRICK J ORTEGA ERICA ORTEGA ERNESTO HERNANDEZ ORTEGA GILDARDO R ORTEGA HECTOR ORTEGA
JESUS ORTEGA JONATHAN ORTEGA PEDRO ORTEGA ROGELIO ORTEGA SARA J ORTEGA JOSE M ORTEGA LOPEZ ADA J ORTEGA VARELA DARWIN J ORTEZ JAMES LEE ORTH ALMA RODRIGUEZ ORTIZ ANTONIO SANCHEZ ORTIZ
CHARLIE FERNANDEZ ORTIZ EDUARDO ORTIZ FRANCISCO CAMACHO ORTIZ GUADALUPE ORTIZ GUILLERMO E ORTIZ GUSTAVO ORTIZ JOEL ORTIZ JOEL ORTIZ JUAN J ORTIZ JR JUAN RODRIGUEZ ORTIZ KODY EMMANUEL ORTIZ
LOURDES ORTIZ NEMECIO ORTIZ RAUL ORTIZ RENE ORTIZ JOHN A ORTIZ ATAYDE HILARIO ORTIZ CALDERON MARTIN ORTIZ CORNEJO GEOVANNY ORTIZ GARCIA HENRY ORTIZ OCANICO JOE ORTIZ OCANICO JUAN ORTIZ-CATALAN
MATTHEW B ORUM KATIE RENAE ORWA SERGEY ORZHAKHOUSKIY SUNNY JERRY OSAGIE RANDE A OSBERG ANESSA RENEE OSBORN JOSEPH OSBORN SHAY D OSBORN CASEY O'NEAL OSBORNE CHRISTOPHER EUGENE OSBORNE
CODIE OSBORNE JARED ZACHARY OSBORNE JASON OSBORNE JOHN C OSBORNE JOSHUA BRIAN OSBORNE MONTGOMERY OSBORNE TIMOTHY C OSBORNE JUSTIN OSCAR ALFONSO OSEGUERA JR PHILIP E OSENNI JR
JEFF M OSER TRYSTAN GRANT OSGOOD STEVEN D OSHEL SAMUEL LEE O'SHELL HAMPTON WADE O'SHIELDS MATTHEW OSHIER EDWIN JULIO OSHIMA KRISTIN M OSIFAT PETER R OSIFAT SAMER OSMAN SETH MICHAEL OSMENT
TIMOTHY RAY OSMER PEDRO A OSORIO VERONICA OSORIO DYLAN COLE OSTER ADAM G OSTOICH ALEXANDER MICHAEL OSTOICH JEFFREY GERARD OSTROWSKI DAVID S OSUNA DEISY OSUNA EMMANUEL GUZMAN OSUNA
COLE OSWALD LUKE R OSWALD ERIC S OSWALT ELDY OTANO ALVAREZ CYNTHIA OTERO MARVIN NOEL OTERO ALBERTO JOHN OTHMER JORDAN S OTJEN AKHILESH OTTAPPURAYIL BRANDON W OTTER MICHAEL W OTTER
ROCHELLE L OTTESEN MATTHEW A OTTIS DAVID R OTTO DAVID R OTTO MARVIN J OTTO STEVE E OTTO WILLIS E OTTO MICHAEL OUDEMAN PATRICK OUELLET SEBASTIEN OUELLET COLTEN OUELLETTE FABIEN OUELLETTE
JOSEPH OUELLETTE LOREN C OUELLETTE NORA OUKAJJI KEVIN LEE OUTLAND JAMMIE L OUTLAW LOGAN OUTSEN JOSE F OVALLE HEATH M OVERACKER SHERRY LEANN OVERBY PHILLIP ANDREW OVERCASH CRAIG T OVEREND
CHET ALBERT OVERMAN STEVEN MICHEAL OVERMYER DANIEL OVERTON IVORY SHAVON OVERTON JASON T OVERTON JERAMY OVERTON JERMONE D OVERTON LADON OVERTON LISA M OVERTON RYAN L OVERTON
FRANCHESKA OVINGTON ANDY D OWEN CAMERON GAGE OWEN CHARLES H OWEN CHRISTOPHER DEWAYNE OWEN JAMES AARON OWEN JOSHUA CHARLES OWEN JUSTICE LARRY BURNES OWEN MONICA M OWEN VICKY J OWEN
AARON T OWENS ALTON OWENS ASHLEY MICHELLE OWENS BILLY M OWENS BRADLEY OWENS BRYAN RAY OWENS BRYON OWENS CHAD OWENS CHARLES BRANDON OWENS CHRISTY HENSLEY OWENS DALTON OWENS
DONALD J OWENS ETHAN T OWENS JERRY L OWENS JONATHAN W OWENS JUSTIN DALE OWENS KARLY MICHELLE OWENS MARK C OWENS MICHAEL SHAWN OWENS MOLLY BECK OWENS MYRON L OWENS
PRESTON TYRONE OWENS III QUINTON OWENS RAYMOND LANCE OWENS STEPHANIE A OWENS THOMAS MICHAEL OWENS TRENTON WAYNE OWENS ZACHARY R OWSLEY DANNY OXENDINE TOMMIE W OXENDINE KEVIN OXFORD
MELISSA J OXFORD RYAN J OXFURTH DEVAN OXLEY STEVEN L OYLER BRANDON JEROME OZBOLT HELEN SHELBY OZMENT NAVEEN KUMAR PAARTHASARATHY KATARZYNA PABIS-MASIUK VICTOR YOHEL PABON ROBERT PABST
BRIAN E PACCAGNELLA CALEB J PACE DEVIN TERAN PACE MICHAEL PACE NICHOLAS PACE PAUL ERIC PACE RICHARD DAWSON PACE STEPHEN RANDOLPH PACE ERIC PACELLA ANTONIO PACHECO BRENTON RICHARD PACHECO
ELMER ANTONIO PACHECO EUGENE PACHECO HUMBERTO PACHECO JR JUAN M PACHECO KAFIAN A PACHECO JOHN REY PACHES MICHAEL PACITTI JOSEPH PAUL PACK ROHITH KOUSHIK PADAKANTI DALTON WALKER PADGETT
EMILY A PADGETT JOHN W PADGETT JOSEPH LEE PADGETT MICHAEL L PADGETT JR TRACY V PADGETT ALBERTO PADILLA ALEXANDER RAY PADILLA ARMANDO JIMENEZ PADILLA CESAR LOPEZ PADILLA EDSVIN ROBERTO PADILLA
ENRIQUE A PADILLA FABIAN PADILLA GABRIEL PADILLA JR GUADALUPE PADILLA HECTOR GONZALEZ PADILLA JEREMIAH JOSEPH PADILLA JOEL PADILLA JUAN MORA PADILLA JULIO PADILLA JR MICHAEL PADILLA
MICHAEL A PADILLA MIGUEL ESQUEDA PADILLA RONALD DAVID PADILLA RONAY LOPEZ PADILLA MARCO ANTOÑIO PADILLA PLASCENCIA DARYL PADMORE RHON PADUA ANTHONY BRIAN PAETZ JEFFREY WILL PAETZ
JEFFERSON E PAGADUAN ADAM LEE PAGE CHRISTOPHER PAGE JEROME PAGE JONAS TYRONE PAGE JUSTIN CRAIG PAGE SERGEY N PAGIN TAMARA PAGITT MICHAEL WILLIAM PAHNER RICHARD PAHUYO JAMIE PAIGE
JOEL KANDALARA PAIGE TERRY STEVEN PAIGE WILLIAM G PAINE SHAD T PAINTER JOSHUA PALACIO ANDREA PALACIOS PALACIOS HECTOR PALACIOS JOSE M PALACIOS MIGUEL PALACIOS ROBERTO PALACIOS
ROBERTO PALACIOS JR ROBERTO CARLOS PALACIOS SECUNDINA PALACIOS SERGIO ART PALACIOS HERNANDEZ PABLO PALACIOS-FRAGA SUJIN PALAIYAN JEYALAKSHMI PALANISAMY NAVEENKUMAR PALANISAMY
VIKASSIVAKUMAR PALANISAMY WILLIAM MICHAEL PALAZZOLO CHAD M PALEN MICHAEL A PALERMO JANAY S PALICTE ALLEN PALINES NINO PALINES AARON J PALKOVIC KATIE LYNN PALLAS RICHARD A PALLASA
LUKE PALLISSARD MATTHEW M PALMA DON RAY PALMANTEER JR BRADY MCCAY PALMER DEZMOND L PALMER DILLON PALMER DUSTIN L PALMER GREGORY J PALMER IAN H PALMER JACOB TODD PALMER JOHN DAVID PALMER
KELLY GEORGE PALMER KURTIS WADE PALMER MCKADE PALMER RACHEL L PALMER RICHARD L PALMER RODNEY A PALMER TAYLOR J PALMER TOBIN E PALMER TUCKER DALE PALMER WILLIE H PALMER JR
ZACHERY GLENN PALMER RAYMUNDO PALOMARES CARLOS D PALOMINO JUAN A PALOMO ASHOK PALRAJ EDWARD M PALUMBO II JOSEPH MICHAEL PALUMBO MIKE PALUZZI RAYMOND PAMPLONA NILMA PANCHAL
PRACHI PANCHAL RUSHABH PANCHAL SHERIDA PANCHAM NAGARAJAN PANDIAN MAHDADEV PANDIT NIKHIL NARAHARI PANDIT PAVAN PANDIT PRAJAKTA PANDIT PRATHAMESH PANDIT CALEB M PANDOL SANGEETA PANDYA
DARREN PANGMAN MICHAEL J PANICI JARED PANKEY MICHAEL B PANKEY MICHAEL LEE PANKEY NOAH D PANKEY RICHARD J PANKEY ELLIS LORENZO PANKSTON PRESTON BRYCE PANNELL BRIAN K PANNELLS
EUGENE PANOPIO ERIK C PANOZZO LISA A PANOZZO DANIEL L PANTELLO NESTOR PANTIG ABRAHAN PANTOJA GARCIA LUCENO A PANUGALING SCOTT PAPE ALEXANDER JOHN PAPPAS JENS J PAPROCKI ANDRE PAQUETTE
DANIEL PAQUETTE JEREMY PAQUETTE PIERRE PAQUETTE JULIETA PAQUIN KEVIN PAQUINI LUIS D PARADA MISTY D PARADA RAMON E PARADA RICARDO ANDRES PARADA MALDONADO ANTHONY J PARADA-TAUALII
RAMAKRISHNAN PARAMASIVAM HECTOR PARAMO VANESSA ANN PARDEN JUAN CARLOS PARDO ERIC N PARDON DAVID PARDY ESWIN R PAREDES RAMON PAREDES SYLVIA M PAREDES DANIEL S PARENT DAVID F PARENT
DWAINE PARHAM RAJAN PARHAR CHRISTOPHER ALEXANDER PARIS JENNIFER MARIE PARIS KYLE ALAN PARIS SCOTT ALAN PARIS JACOB R PARISH JASON PARISH JOSEPH H PARISH CASEY LEE PARISOT HAYDAN W PARISOT
MARK D PARISOT SHANE D PARISOT ARON RASHEEM PARK DOUGLAS B PARK JOE A PARK III TRAVIS PARK WILLIAM G PARK II BRANDI PARKER BRANDON ALEXANDER PARKER BRIAN T PARKER BRONSON PARKER
BRUCE E PARKER BYRON KEITH PARKER CHARLIE W PARKER CURTIS LEE PARKER JR DALLAS LYNN PARKER DAVID NELSON PARKER DAVID T PARKER DENNY J PARKER DEREK NICHOLAS PARKER DONNIE L PARKER
ERNEST PAUL PARKER ETHAN MICHAEL PARKER FRANK D PARKER GREGORY BRANDON PARKER GUY PARKER HALEY PARKER HANNAH NICOLE PARKER HAROLD EUGENE EUGENE PARKER HEATH CONAN PARKER
HEATH N PARKER JACQUELINE M PARKER JAMES L PARKER JEFFREY PARKER JOHN D PARKER JOHN RANDALL PARKER II JOSEPH ROBERT PARKER JUSTIN JAMAL PARKER JUSTIN RAY PARKER KEITH ALAN PARKER
KENNETH R PARKER KEVIN LEE PARKER LATOYA DENISE PARKER LAWRENCE T PARKER MATTHEW JOHN PARKER MICHAEL FRANKLYN PARKER NATHAN PARKER PAYNE ALEXANDER PARKER ROGER DALE PARKER
SHYRONE PARKER STACEY D PARKER STEVEN M PARKER TERRY R PARKER THOMAS A PARKER THOMAS J PARKER TONY JOE PARKER TRACY SHAWN PARKER TYLER CLEATUS PARKER VINCENT ALAN PARKER
WARREN RANDALL PARKER WILLIAM BRETT PARKER WILSON MANLY PARKER WINFORD C PARKER JR ZEBULON K PARKER IVAN PARKES CORY LAYNE PARKINSON J BRENT PARKINSON KELLEY ANN PARKINSON
ADRIAN TERRELLE PARKS CURTIS W PARKS DAMIAN W PARKS GUNNAR PARKS HUNTER CHANCE PARKS MAISY KATHLEEN PARKS NICHOLAS PARKS RICKY PARKS JR ROBIN PARKS STATON RAY PARKS THOMAS GLEN PARKS
NICHOLAS A PARLER CALEB LANE PARMAN JOSHUA D PARMAN CRYSTAL DAWN PARMELEE GARY L PARMER ARTHUR PARNELL BRANDON KEITH PARNELL GEORGE CHRISTOPHERCLAY PARNELL JAMES R PARNELL GARY S PARO
ALICIA RENEE PARR JESSICA E PARR JOHN KEVIN PARR THOMAS A PARR TYLOR MICHAEL PARR JOSE ALEXANDRO PARRA JUAN L PARRA LUIS ROBERTO PARRA TERESA PARRA JORGE L PARRA MATA KEVIN KARL PARRACK JR
VINCENZO F PARRELLA ETHAN JAY PARRIOTT MARIA LAURA PARRIOTT EMILY PARRIS AARON P PARRISH HADDEN DRAKE PARRISH JOHN KEITH PARRISH REBECCA PARRISH RICHARD BRYSON PARRISH CURTIS ALAN PARROTT
LUKE PARROTT TIMOTHY A PARROTT TRENT A PARROTT WAYNE NEIL PARROTT STEPHANIE OFORIWAA PARRY MICHELLE SIMMONS PARSLEY CEDRIC D PARSON TONY PARSON JR CODY D PARSONS JAMIE L PARSONS
JESSICA MARIE PARSONS KOBY BLAKE PARSONS KYLE A PARSONS NICKALI DAVID PARSONS SETH THOMAS PARSONS PIOTR PAUL PARTACZ TRACEY D PARTAIN RONNIE PARTAPSINGH ALFREDO PARTIDA CHRISTOPHER L PARTON
LISA DENICE PARTON LLOYD W PARTON JR CODY PARTRIDGE JACK L PARTRIDGE JR ADITYA PARULEKAR CURTIS RAY PASCH DANA J PASCH JOSEPH R PASCHALL SEAN WILLIAM PASCHALL GRACIELLA A PASCOE
KELEKOLIO PASITALE TIOLU ROLAND PASSI BRADLEY PASSICK BRIAN M PASSINI EARL PASSWATERS PAULINO PASTOR JASON DEDRIC PASTORE JUSTIN A PASTORE BRANDON DEAN PASTORIUS LOGAN FRANKLIN MAURICE PASZTOR
ALLISON NICOLE PATE BRANDON R PATE BRIAN K PATE CHRISTOPHER BRIAN PATE CLETUS B PATE COREY ALEXANDER PATE DERRICK M PATE JAMES ROYCE PATE JASON D PATE JOSHUA ERIC PATE JUSTIN DALE PATE
LUCAS P PATE MICHAEL DON PATE THOMAS L PATE WILLIAM PRESTON PATE CHINTANKUMAR G PATEL DEVESH C PATEL GEETA PATEL KEYURKUMAR PATEL MANISHKUMAR SOMABHAI PATEL MEHULKUMAR D PATEL
NAVINCHANDRA PATEL SAMIRKUMAR PATEL WAJID PATEL RAXITKUMAR CHIMANBHAI PATHAK PATRICIA C PATHAPHONE ABHISHEK PATIL MOHAN R PATIL NITA PATIL PRATIK PATIL UMANG PATIL VIKRAM PATIL
JOSE GUADALUPE PATINO RODRIGUEZ JOHN PATRENETS NUNO F PATRICIO ALEX G PATRICK BRANDON LEE PATRICK BRENDA LORENE PATRICK BRIAN K PATRICK GREGORY WAYNE PATRICK JAMES PATRICK MICHAEL PATRICK
NATHANIEL BLAKE PATRICK SCOTT J PATRICK THOMAS B PATRICK CHARLES H PATROS KALISANKAR PATTANAYAK CHRYSTAL PATTEN MAVERICK DEAN PATTEN BENJAMIN EDWARD PATTERSON COTY LEVI PATTERSON
DAKOTA PATTERSON DAKOTA KYLE PATTERSON DANNY R PATTERSON DAVID PATTERSON DERRILL L PATTERSON DILLON PATTERSON JEFFREY L PATTERSON JEREMY J PATTERSON JOSHUA DANIEL PATTERSON
JUSTIN MICHAEL PATTERSON KAREN PATTERSON KYLE PATTERSON LAWRENCE R PATTERSON MAURICE PATTERSON MICHAEL PATTERSON MICHAEL E PATTERSON NICHOLAS ADAM PATTERSON RYAN N PATTERSON
SAMUEL M PATTERSON SCHANE PATTERSON SHANE W PATTERSON SHAWN PATTERSON SHAWN C PATTERSON TERRILL D PATTERSON THOMAS W PATTERSON TIM PATTERSON VINCENT PATTERSON WILLIE PATTERSON
JOSHUA PATTI JOSEPH A PATTILLO DUSTIN V PATTON GEORGE S PATTON JOSHUA DUANE PATTON LATERVIUNCE TERRELL PATTON LESIA E PATTON MARCUS JERMAINE PATTON MICHAEL T PATZKE IVAN CAMILO PAUGAM
ANDREW THOMAS PAUL CHRISTOPHER J PAUL DAVID E PAUL JOSHUA WADE PAUL SAMANTHA GAYLE PAUL SITA PAUL STEPHEN B PAUL MUTHU PAUL DURAI ROBIN L PAULETICH ANTHONY LEE NICHOLAS PAULEY
MASON MICHAEL-LYNN PAULEY RICHARD DAWAYNE PAULEY CHRISTOPHER ANDREW PAULL TABITHA A PAULSEN MILES EVAN PAULUS SHERIC LEE PAULUS JASON T PAULY KALANIMOKU LOKONA PAUOLE DANIEL W PAUSTIAN
LUCAS C PAUSTIAN GAVIN LEIGH PAUWELS TONY JAMES PAVKA JAMES A PAVLAK RYAN L PAVLIK DENNIS PAVLOVICH VAIBHAV PAWAR GUS J PAXTON SOHEB PAYAK FARZIN PAYAMFAR JUAN C PAYAN VIOLA PAYAN
ABIGAIL PAYNE BLAKE LYNDON PAYNE BRAD A PAYNE BRANDON KYLIE PAYNE CAM PAYNE CHAD J PAYNE CLINT PAYNE DEVON DWIGHT PAYNE DONALD C PAYNE JACOB H PAYNE JACOB LEON PAYNE JAMES T PAYNE
JEFFREY ALAN PAYNE JOEL A PAYNE JONAS T PAYNE JONATHAN T PAYNE JOSHUA D PAYNE JOSHUA S PAYNE MAHRQUISE D PAYNE RISTEL D PAYNE II ROBERT PAYNE RODNEY WADE PAYNE ROSS MARTIN PAYNE SCOTT PAYNE
SHANNON PORTER PAYNE THOMAS PATRICK PAYNE TODD ALAN PAYNE WILLIAM K PAYNE WILLIAM R PAYNE JR WILLIAM T PAYSEUR JUSTIN L PAYTON PATRICK A PAYTON SHANE MITCHELL PAYTON TAMMY MARIE PAYTON
ANTONIO DAVID PAZ ISAAC J PAZ MARIA YASSELI PAZ FAJARDO ALEJANDRO PAZ SUAREZ JOEY K PEACE SR WADE DAVID PEACH AARON C PEACOCK JESSE PEACOCK JOSHUA M PEACOCK JUSTIN PEACOCK MICHAEL M PEACOCK
NICK PEACOCK DAVID L PEADRO MICHAEL D PEAKE MARILYN S PEARCE MATTHEW O PEARMAN STACY PEARSALL ALONZO JAVON PEARSON ANTHONY LYNN PEARSON BRENT R PEARSON GABRIEL JAMES PEARSON
JACQUALINE P PEARSON JENNIFER PEARSON PATRICIA PEARSON PAYTON RAY PEARSON RYAN P PEARSON SKYLER T PEARSON TERRY BOBBY GENE PEARSON TYLER BROOKE PEARSON TYRONE PEARSON MARK A PEASE
TARA S PEASE TODD A PEASE WILLIAM LEE PEASE JASON ROBERT PEATROWSKY JAY E PEAY TONY PEAY TRUDY PEBLEY JEREMY LEONARD PECANTY AUSTIN TREY PECK MARK E PECK RYAN M PECK SCOTT D PECK
KYLE J PECKMANN PAUL J PECONGE II KYLE D PEDEN JENNA PEDERSEN POUL V PEDERSEN JR BRADLEY M PEDERSON LORI A PEDERSON CALEB R PEDIGO ALISSA PEDRAZA DIONICIO PEDRAZA THABATA ROBERTA PEDROSO B DE OLIVEIRA
GUADALUPE PEDROZA GUADALUPE PEDROZA JR NIGER PEDROZA ANDREW JACKSON PEEBLES CODY BYRON PEEBLES BOBBY PEEK BRADLEY W PEEK CHARLTON L PEEK DALTON W PEEK DELORIS A PEEK ROBERT PEEL
CLARENCE HENRY PEELE JAMES E PEELER II MOHAMED RASOOL MOHIDEEN PEER MOHAMED SHEIKALTHAFALI PEERMOHAMED ROBERT ALEXANDER PEETE GREGORY D PEGHER GAGE A PEGUES JONATHAN BRADLEY PEHOWIC
BRANDON K PEISER AMANDA K PEITZ MICHAEL J PEITZ NICHOLAS J PEITZ PABLO PELAEZ ROME A PELCZYNSKI SHERI PELERINE LESLIE W PELFREY DANTON ROBERT PELLETIER JUSTIN CONNOR PELLEY DONALD J PELLOR
SEAN M PELOQUIN CAMERON JAY PELT JULIE M PELTS WILLIAM DICKSON PELTS AMANDA DENISE PEMBERTON-JOHNSON SHAWN R PEN ALEJANDRO PENA GABRIELA PENA GERARDO GARCIA PENA JOSE ALBERTO PENA
LUIS F PENA MARCO PENA STEVEN PENA ANTONIO PEÑA CARLOS EDINHO PEÑA EDUARDO TOSCANO PEÑA JOSE LUNA PEÑA JUANA MARTINEZ PEÑA MAYRA JIMENEZ PEÑA SEBASTIAN RICO PEÑA ENRIQUE PENA REINA
DANNY PENALOZA YAZHIR SASHARY PENA-PEREZ SEAN E PENCE TIM D PENCE AUSTIN BLAKE PENDERGRASS BRIAN S PENDERGRASS DENNIS C PENDERGRASS RICHARD P PENDERGRASS TOBY N PENDERGRASS
ZACHERY KEITH PENDERGRASS ADAM C PENDLETON AMBER MARIE PENDLETON JIMMY SHANE PENDLEY JOSEPH A PENEPENT JR EDDIE R PENIX DUSTIN THOMAS PENKUNAS JUSTIN ALLEN PENLAND DARRELL PENN
RICHARD M PENN GARY D PENNELL SETH D PENNELS CASSIE PENNER MARC PENNEY ARVIL KEITH PENNINGTON BARRY W PENNINGTON II RYAN EDWARD PENNINGTON NICHOLAS J PENTASUGLIA THOMAS PENTON
GOWTHAM PENUMATSA DEMETRIOUS PEOPLES STEPHEN PEPIN DONALD PEPLINSKI NICHOLAS LEE PEPPER CHAUNA M PEPPERS MARK PEQUEGNAT JEREMIAH LEE PERALES ARATI PERAVI JULIO DANIEL PERDOMO
BOBBY A PERDUE NATALEE J PEREA TINA D PEREA TREVOR R PEREA MARIO A PEREDO CLAUDIA YOLANE PEREIRA MIKE PEREIRA ULISES PEREIRA REIS FRANCISCO PERES NETO ANASTACIO BORROMEO PEREZ
ANGELO XAVIER PEREZ ANTONIO DEJESUS PEREZ BRANDON P PEREZ CELSO PEREZ DANIEL PEREZ DANIELA PEREZ DARWIN PEREZ DAVID PEREZ DERIAN DANIEL PEREZ EARNEST PEREZ EDGAR A PEREZ EMMANUEL PEREZ
ERNESTO MARTINEZ PEREZ FERNANDO PEREZ GERMAN PEREZ GUSTAVO PEREZ HECTOR PEREZ HUMBERTO PEREZ JAVIER G PEREZ JISELLE PEREZ JOSE PEREZ JOSE MARTINEZ PEREZ JOSE R PEREZ JOSEPH MANUEL PEREZ
JOSHUA NICHOLAS PEREZ JUAN PEREZ JUAN M PEREZ JULIAN SILVA PEREZ MARCO A PEREZ MARIE ELSA PEREZ MIGUEL JUVEN PEREZ NICHOLAS NATHANIEL PEREZ PABLO PEREZ PAULO ALDAZ PEREZ PEDRO EMILIO PEREZ JR
PRISCILLA PEREZ RAUL CALDERON PEREZ ROBERTO PEREZ WILDER PEREZ YANIRIA CRISTAL PEREZ DAVID PEREZ ALVAREZ OMAR PEREZ DELGADILLO ALFREDO PEREZ GONZALEZ JOSUE MANUEL PEREZ MARTINEZ
CARLOS U PEREZ SILVA PRABAHARAN PERIAKARUPPAN KANAGESHPRABHA PERIANNAN FLORESHA PERKECI CARL H PERKINS CARRIE S PERKINS DEREK C PERKINS DONNIE PERKINS GREGORY GENE PERKINS JOHN L PERKINS
JOHN R PERKINS JOSEPH MICHAEL PERKINS KRISTIN PERKINS LISA D PERKINS NICOLE D PERKINS PATRICK M PERKINS ROBERT PERKINS TIFFANAE J PERKINS TREVOR D PERKINS WILLIAM M PERKINS JAMES PERKINSON
ALLYSSA D PEROTTI SALVATORE J PERRERA CHRISTOPHER A PERRIN NORMAND PERRON CHRISTOPHER M PERRY CODY STEWART PERRY DANIEL PERRY DARRELL SCOTT PERRY DAVID PERRY DONALD BRAD PERRY
ERNEST J PERRY GARY BINGHAM PERRY GINA R PERRY JACOB A PERRY JEANETTE L PERRY JESSE PERRY JOE A PERRY JOE C PERRY LEON W PERRY IV LISA D PERRY MARK A PERRY MELISSA M PERRY NICHOLAS VICTOR PERRY
PHILLIP D PERRY RONALD PERRY RUSSELL G PERRY SARAH DRUSILLA PERRY SEAN PATRICK PERRY STEPHEN MATTHEW PERRY STEVEN C PERRY THADIOUS WOOD PERRY THOMAS C PERRY WALLY SCOTT PERRY
WALTER R PERRY IV WALTER THOMAS PERRY II HAYDEN PERSAD KEVIN PERSAD JONATHAN PERSADIE SHAWN PERSADSINGH SUZETTE H PERSAUD-WALCK GERALD D PERSLEY BRANDON T PERSON RODNEY LEWIS PERSON
VINCENT S PERSON CURTIS G PERSONS II BALAJI PERUMAL RAJA PERUMAL CECILIA PESCE CAROLE EMILY PESTA ROBERT PETER CHRISTOPHER PETEREIT ANNIE R PETERKIN AARON C PETERS ASHLEY ELIZABETH PETERS
BRAD S PETERS BRANDON EDWARD C PETERS COREY J PETERS DALLAS WAYNE PETERS JASON PETERS JEREMY A PETERS KAREN L PETERS KOLBY G PETERS MASON L PETERS MASON ZACHARY PETERS MICHAEL E PETERS
MITCHELL ANDREW PETERS NEVIN DONALD PETERS CASEY D PETERSEN DALTON RICHARD PETERSEN DANIEL J PETERSEN GARY L PETERSEN KEITH L PETERSEN KOVAR ANDRUS PETERSEN LANCE PETERSEN NATHANIEL R PETERSEN
RYAN PETERSEN SHERIDON PETERSEN ALEX PETERSON BLAINE M PETERSON BRAYLAN M PETERSON BRAYVEN RODNEY PETERSON CHASE M PETERSON DEMETRIUS L PETERSON DENNIS P PETERSON EDDIE M PETERSON
ERIC D PETERSON ETHAN SETH PETERSON EVERETT PETERSON GERALD A PETERSON HOLLIS PETERSON JAMES R PETERSON JASON PAUL PETERSON JASON ROBERT PETERSON JASON W PETERSON KENNETH J PETERSON
KRISTINE ELISE PETERSON KYLE ALAN PETERSON LAURA PETERSON LAVONNE DEPRIE PETERSON LAWRENCE PETERSON MICHELLE M PETERSON ROY G PETERSON STEPHEN MATTHEW PETERSON ZACHARY K PETERSON
CODY PETIT JUSTIN M PETIT JAMES R PETRILL JR JUSTIN D PETRILL RYAN J PETRILL JONATHAN CLARKE PETRILLO MIKE ANTHONY PETROS BRYAN J PETRUS NATHAN PETRY MISTI A PETT DONELL PETTAWAY
ANDREW M PETTIT DERIC F PETTIT EDIE JO PETTIT DAVID R PETTUS NICHOLAS COLEY PETTUS DUSTIN C PETTY MITCHELL WILLIAM PETTY JR STACEY TURNER PETTY KELLY R PETZOLD DOUGLAS PEVE JASON LEE PEYTON
STACY D PFAFF SHANE M PFANNENSTIEL BRADLEY S PFEFFERKORN HUNTER PFEFFERKORN JASEN P PFEFFERKORN JEREMY D PFEFFERKORN NATHAN J PFEFFERKORN BRUCE D PFEIFER ISAAC A PFEIFER MICHAELA M PFEIFER
BRIAN J PFEIFFER TISHA L PFEIFFER RYAN D PFIESTER VINCENT ALLEN PFIRMAN JASON A PFLEDDERER MARTY D PFLUEGER MONTE C PFLUEGER ROBERT PFLUGRADT CAMERON D PFORR CHRISTOPHER D PFORR
RYAN PAUL PFOUTS SHUBHAM PHADKE ANTHONY A PHAM CHAU BICH BICH PHAM DAVID TUYN PHAM HUNG PHAM MICHAEL PHAM MINH THANH PHAM TRONG VAN PHAM HIEU V PHAN HUNG T PHAN JOHN THOI PHAN
TIPHAKAYSONE PHAYPRADITH ALEX DURAY PHELPS BRANDON CLAY PHELPS BRICE EDWARD PHELPS CADEN ANDREW PHELPS CODY ALLAN PHELPS JERRY DUANE PHELPS JOSEPH M PHELPS LARRY R PHELPS TERRY W PHELPS
TONY A PHELPS MICHEAL PHILION WAYNE PHILIPPE JEREMY T PHILIPS JOSHUA PHILIPS ELVIS PHILLIP NEGUS PHILLIP BRIAN T PHILLIPPI ALLEN OWEN PHILLIPS ALSTON S PHILLIPS ANDREW W PHILLIPS
ANTHONY J PHILLIPS AUSTIN ALAN PHILLIPS AUSTIN RAY PHILLIPS BOBBY PHILLIPS BRANDI NICOLE PHILLIPS BRANDON AUGUST PHILLIPS BRANDON KYLE PHILLIPS CARSON EDWARD PHILLIPS CASEY HOWARD PHILLIPS
CHAD DURHAM PHILLIPS DARREN PHILLIPS DAVID PHILLIPS DENNIS J PHILLIPS DUSTIN DWIGHT PHILLIPS FRANKLIN M PHILLIPS HUNTER F PHILLIPS JAMES EDWARD PHILLIPS JASON PHILLIPS JEREMY LEE PHILLIPS
JEREMY MICHEAL PHILLIPS JERRY LEE PHILLIPS JESSIE PHILLIPS JOHN D PHILLIPS JR JONATHAN S PHILLIPS JOSEPH PHILLIPS JUSTIN PHILLIPS KENNETH JACOB PHILLIPS KENNY DEWAYNE PHILLIPS KENO DELMAR PHILLIPS
KIRK FLEMING PHILLIPS LISA PHILLIPS LONNIE B PHILLIPS LUKAS MCWILLIAM PHILLIPS PAUL G PHILLIPS PETER J PHILLIPS RANDY LEE PHILLIPS RICHARD DAVID PHILLIPS RONDAL B PHILLIPS RUSSELL T PHILLIPS
RUSTY MCWILLIAM PHILLIPS SETH HARRISON PHILLIPS SHANNON L PHILLIPS SPENCER PHILLIPS TIMAREE PHILLIPS WYNEEK E PHILLIPS DAVID E PHILPOTT GARY WAYNE PHIPPS MEGAN ELISABETH PHIPPS
CHRISTOPHER ALAN PHLIPOT JERROLD W PHOENIX KHAMTHANE PHOMMACHIT PAULO PHOMMARATH VAN PI MITCHELL D PIASECKI ANTHONY S PIATT CHASE PIATT MICHAEL PIATT JOSEPH HARRY PIAZZA PETER M PICCIANO
JOHN DAVID PICKARD FRED J PICKELSIMER BRIAN AUBREY PICKENS JAMES E PICKENS JERALD KEITH PICKENS KAREN PICKENS RONALD N PICKENS CHRISTOPHER PICKER TODD MATTHEW PICKER TRAVIS PICKERING
BENJAMIN M PICKETT JOHNATHAN M PICKETT JOSHUA A PICKETT NICHOLAS PICKETT RICHARD S PICKING TRAVIS PICKLE AARON LYMAN PICKLESIMER HOLLY A PIEKLIK COURTNEY K PIENDAK CLINTON L PIEPHO
BRADY PIERCE BRIAN RUSSELL PIERCE BRYCE S PIERCE CLAYTON MICHAEL PIERCE CODY REX PIERCE COLTON RILEY PIERCE GREGORY S PIERCE GUNNAR ZACKARY PIERCE JACOB ELI PIERCE JOSEPH ALAN PIERCE
JOSHUA PIERCE KC CASH PIERCE KIMBERLY PIERCE LAYTON PIERCE MATHEW S PIERCE NOAH L PIERCE SHAWN ROBERT PIERCE SPENCER DAVID PIERCE TANJAY MONEA DELLA PIERCE TANNER SCOTT PIERCE
TARA NICOLE PIERCE TRAVIS J PIERCE WAYNE EVAN PIERCY VIRGILET PIERRISSAINT JOHN E PIERSON DANNY L PIETT JACQUES PIGEON TYLER JOEL PIGG BRIAN A PIGULA ANTHONY CRAIG PIKE ERIC DANIEL PIKE

JEFFREY W PIKE   MATTHEW R PIKE   JOSEPH L PIKER   JONATHAN DAVID PIKETT   JOHN A PIKEY   JOHN S PIKEY   SAMUEL PIKEY   EDWARD PIKULA   DENNIS CHARLES PILARCZYK   VALENTIN DANIEL PILATI   JOSHUA KYLE PILATO
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DAVID PIÑA   EVONDRA A PINCKNEY   PRESTON M PINCKNEY SR   RONALD PINEDA   REFUGIO PINEDO CUEVAS   DONNA L PINELA   KEVIN LEE PING   STEVEN E PING   JOSEPH PINGET   CHRISTOPHER C PINGREE   TYLER J PINKELMAN
CHRISTOPHER W PINKHAM   JOSHUA PAUL PINKLEY   EDWARD PINKOWSKI   JAMES BRADLEY PINKSTON   DUSTIN JAMES ARTHUR PINNEY   MARK H PINNEY   ANDRES J PINO   JAIME PINON   JUSTIN D PINT   ASHLEY PINTO
BRYAN HEATH PINTO   JORGE PINTO   VERA L PINZON   MARCIN DANIEL PIOTRZKOWSKI   LINDSEY MICHELLE PIPER   MILENKO PIPERAC   BREANNA N PIPES   TIMOTHY B PIPHER   CHARLES ALLEN PIPKIN   CHRISTOPHER G PIPKIN
JADEN N GAGE PIPKINS   BRANT GABRIEL PIPPIN   JONATHAN M PIPPIN   MITCHELL PIPPIN   ACIE B PIPPINS   JAMES P PIPPINS   SARAVANAN PIRAMUDURAI PANDIAN   ZAREK NILO PIRKOLA   ALYSSA BROOKE PIRTLE   MELISSA MARIE PISANO
LARRY J PISEL JR   ASHLEY MARIE PISKORSKI   TERRENCE I PISKORSKI   NATHAN JAMES PISTORY   GILBERTO PITA HERNANDEZ   BALDEMAR PITA VILLASENOR   BRIAN CHRISTOPHER PITCHER   DARREN PITCHER   ANDREW PITRE
JODY A PITTENGER   ANDREW S PITTMAN   DERRICK DEKOVA PITTMAN   JARETT PITTMAN   JIMMY R PITTMAN   KAREN R PITTMAN   KENNETH LEFLOYD PITTMAN   ROBERT L PITTMAN   RODGER W PITTMAN   SCOTT PITTMAN
STEVEN O PITTMAN   ERIC W PITTS   JOHN PITTS JR   ROBERT BRICE PITTS   STEPHEN PITTS   VIRGILAN LYNN PITTS   APRIL DANIELLE PITTS BAGGETT   JACOB J PITZ   AUSTIN PITZER   ROBERT A PITZER III   MARY ALICE PITZULO
MATTHEW PIVONKA   JORGE C PIZANO   JULIAN A PIZARRO JR   MICHAEL R PIZZOLI   GABRIELLA EVITHA AURORA PLACENCIA   TIMOTHY MICHAEL PLAISANCE   NOEMI VIRGINIA PLANCARTE   ADAM F PLANER   ERIC S PLANER
ROD S PLANER   ZACHARY EVAN PLANER   SCOTT PLANEY   BRIAN M PLANK   DUANE H PLANK   ELDON H PLANK   ERVIN F PLANK   MICHAEL D PLANK   NATHAN H PLANK   JAMES R PLANKEY   OLIVER PLANTE   CHAD E PLASTERS
CRYSTAL L PLATT   JASON C PLATT   RANDAL JOHN PLATT   BRADLEY V PLAYER   CHARLES L PLAYER JR   CODY DWAYNE PLAYER   DAWN PLAYER   ROBERT D PLAYER   HELEN EDITH PLEASANT   MICHAEL E PLEASANT
MICHAEL E PLEASANT JR   OLIVER D PLEASANT III   COY WAYLON PLEMONS   DION K PLESSINGER   JACK PLIQUE JR   COREY PLIS   STEVEN CARL PLOENSE   NORMAND PLOURDE   CHRISTOPHER K PLUARD   CHRISTOPHER ROBIN PLUMMER
MICHAEL ROBERT PLUMMER   SKYLER ROBERT PLUMMER   AARON PLUNK   BRENNAN PLUNKETT   JASON M PLUNKETT   STEPHEN R PLYLER   ROY WESLEY PLYMATE III   RORY J POCHE   CORY D POCHOP   JEREMY D POCHOP
MATTHEW J POCHOP   ZACHARY C POCHOP   TRAVIS J PODANY   DANA D PODLISKA   DANNA RAE POE   DAVID W POE   ERICK WAYNE POE   JOSEPH ADAM POE   MEGAN DANIELLE POE   PAUL EDGAR POE   SHANNON WAYNE POE
KELLY C POELLEIN   PAUL A POESCHL   JAMES L POFAHL   JODYE MARIE POFF   MICHAEL PAUL POFF   BRYAN K POGUE   BRIAN POHL   DOROTHY MICHELE POHLMAN   SHANE MICHAEL POINSON   CHRISTOPHER J POINTER
MALAKI JERMAINE POINTER   GUILDO POITRAS   STEVE POITRAS   JOSEPH POKORSKI   MARY L POLAK   MARK D POLASKI   ADAM BLINKE POLE   BRIAN C POLECK   ADAM J POLING   CHRISTOPHER ALLEN POLING   DANIEL J POLING
ANTWUAN J POLK   BRIAN DOUGLAS POLK   TERRY D POLK   WILLIAM A POLK-GOOD   LEE SCOTT POLLAN   STEVEN EARL POLLARD   JUSTIN S POLLETT   HENRY POLLETTA   JENNIFER POLLIO   CHRISTOPHER R POLLOCK
DEANIE ELIZABETH POLLOCK   ERIC THOMAS POLLOCK   GLENFORD POLLOCK   GREGORY DON POLLOCK   NICHOLAS JAMES POLLOCK   ROBIN N POLLOCK   WILLIAMS POLO SALOM   JOSEPH OTIS POLSON   JUSTIN ROBERT POLSON
ALVIN L POLT   BRADLEY A POLT   DALTON DAVID POLT   DANIEL J POLT   JORDAN R POLT   NATHAN A POLT   NICOLE A POLT   STEVEN J POLT   DAVID MICHAEL POLTYNSKI   HUNTER L POMEROY   JUDITH J POMO   FLOYD L POMPEY III
KEVON POMPEY   CHRISTOPHER CORDAL POMPILIO   COLLIN WAYNE POMPILIO   DERRICK POMRANKY   ALBA E PONCE   JESUS ALBERTO PONCE   LUIS A PONCE   BRIAN EVAN PONDER   CLARK J PONDER   DANNY J PONDER
JODY W PONDER   MICHAEL W PONDER   RAVI KUMAR PONNUKUMARAN   DENNIS P PONTON   DAVID C POOL   BENJAMIN HAYES POOLE   CODY POOLE   DAVID C POOLE   DAVID LYNNE POOLE   JOHNATHAN SHANE POOLE
STEVEN CRAIG POOLE   WILLIAM C POOLE III   DAVYON JAQUEL POOLER   THAD N POORE   ASHALATA POPAT AWHAD   GERTRUDE A POPE   JUSTIN A POPE   MALIK CANTRELL POPE   MEOUN F POPE   MICHAEL L POPE   NICK POPOVACKI
IVANA POPOVIC   GARRETT D POPP   AARON POPPER   ANDRE PORCHER   CLARENCE L PORCHER   RODNEY L PORCHER   VAUGHN JORDAN PORCHER   KEVIN J PORDON   NICHOLAS PORDON   JUAN MANUEL PORRAS RUEDA
DINO A PORRAZZO   MARK S PORRITT   DEVAAMIRTHAM PORSELVAN   SHARMITA SAHA PORSHIA   JOSEPH R PORT   PATRICK PORT   THOMAS J PORT III   VALLIE B PORT   ANDREW S PORTER   DAMION BRETT PORTER   DUSTIN R PORTER
JON S PORTER   KIMBERLY PORTER   MATTHEW PORTER   NEIL TRAVIS PORTER   SIMMS L PORTER   SUSAN M PORTER   TAYLOR WILLIAM PORTER   JOHN WALTER PORTERFIELD   LESA MELAINE PORTERFIELD   MIGUEL A PORTILLO
ANTHONY SCOTT POSEY   DOUGLAS ISAAC POSEY   THOMAS EBER LEE POSEY   WYATT ANDREW POSEY   STANISLAW E POSLUSZNY   RICHARD F POSPISIL   RYAN R POSPISIL   ROBERT POSS   DYLAN MATTHEW POST   BRANDON A POSTAL
KENNEY DOYLE POSTEN   GREGORY S POSTHAUER   BENJAMIN NEAL POSTON   BRANDON EUGENE POSTON   CHARLES O POSTON JR   CLINT A POSTON   JAMES M POSTON   JAMES N POSTON   JONATHAN P POSTON   MICHAEL H POSTON JR
MICHAEL WAYNE POSTON JR   ROBERT DUNCAN POSTON   RONNIE W POSTON   TALBERT LUCAS POSTON   ZACHERY JAYCE POSTON   RYAN P POTIER   DAVID JACODA POTTER   GARRISON KOLE POTTER   GARY D POTTER
KEVIN MICHAEL POTTER   ROBERT LEWIS POTTER   SHANELLE LEE POTTER   STEVEN TYLER POTTER   WILLIAM OSCAR POTTER   JOSEPH B POTTS   DAPHNE RHODES POULK   JOSEPH A POULK   EILEEN B POULOS   BONNIE L POULSEN
JOSHUA C POULSEN   KEVIN WAYNE POUND   BENJAMIN JUSTIN POUNDERS   DANIEL POVEROMO   QUENTIN B POVEY   SHITAL POWAR   AUSTIN SCOTT POWELL   BRADLEY T POWELL   BRANDON MICHAEL POWELL   CALEB GRANT POWELL
CHRISTOPHER S POWELL   CODY CHARLES POWELL   DANIEL LEE POWELL   DARRYL T POWELL   DAVID C POWELL   DEVERON POWELL   ERIC ANTHONY POWELL   GEORGE C POWELL JR   JACOB I POWELL   JAMES B POWELL
JAMES G POWELL   JAMES LEROY POWELL   JEREMY A POWELL   JONATHAN B POWELL   JORDAN ELIZABETH POWELL   JORDAN NICOLE POWELL   JOSHUA POWELL   KIMBERLY ANN POWELL   LANA DELAINE POWELL   LANDON AUSTIN POWELL
MARK MACKAY POWELL   MICHAEL POWELL   ROBERT C POWELL   ROBERT HAYDEN POWELL   ROBERT L POWELL   TAQUAN DEAUNTE POWELL   TIKEYLA L POWELL   TONY M POWELL   WAYNE POWELL   WILLIAM WARD POWELL
WILSON TRAVIS POWELL   ANDREW POWER   SANDEE POWER   ANDREW JOSEPH POWERS   CLYDE R POWERS   EARL D POWERS   ERNEST DEAN POWERS   JACOB POWERS   JEFFREY J POWERS   JOHN HANSFORD POWERS
LLOYD V POWERS   MARK E POWERS   MICHAEL R POWERS   ROCKWELL S POWERS III   RUSSELL JAY POWERS   SOPHIA LATRESE POWERS   THOMAS JAMES POWERS   TIMOTHY D POWERS   TIMOTHY S POWERS   AMY S POYNTER
CHRISTOPHER WAYNE POYTHRESS   JASON LEE POYTHRESS   WAYNE T POYTHRESS   NICKOLAS POZAR   ALEX J POZDOLL   AKSHAY PRABHAKAR MHATRE   SAHIL PRABHUDESAI   CAMDEN L PRACHYL   YOSELIN RUIZ PRADO
DWIGHT A PRAEUNER   DAVID T PRAIRIE   DOUGLAS G PRAIRIE   NATHAN P PRANGER   BRANDON H PRATER   BRAYDEN LEON PRATER   ERIC WARREN PRATER   MATTHEW A PRATER   MITCHELL PRATER   LAREISHA DASHAE PRATHER
JOHN PRATT   MELISSA N PRATT   TRAVIS W PRATT   BRANDON D PRAUNER   JAYDEN JOE PRAUNER   KYLE W PRAUNER   PAYTON A PRAUNER   ANTONIO L PRECIADO   JYLES PREFONTAINE   TODD PREISSIG   MICHELLE MARIE PREISTER
JULIE LACY PREJEAN   BRANDON L PRELLWITZ   CHRISTIE PRENTICE   ADAM HENRY PRESCOTT   DAVE PRESCOTT   JOHNNY B PRESCOTT JR   WILLIAM E PRESCOTT III   JULIANNE PRESCOTT-WHITE   ALAN PRESLEY   ALEX STEPHEN PRESLEY
CHARLES M PRESLEY   DUJUAN L PRESLEY   JENNIFER LEE PRESLEY   JOSEPH DAVID PRESLEY   JOSHUA C PRESLEY   LINDA DARLENE PRESNELL   FREDERICK LAMONT PRESSLEY   JOHN PRESSLY   JEFFREY A PRESSON   THOMAS A PRESSON
MICHAEL A PRESTON   MINDY MELISSA PRESTON   NATHAN E PRESTON   TIMOTHY M PRESTON   MORGAN PRESTRIDGE   EUGENE B PRETORIUS   PHILLIP EDWARD PRETRE   ASHLEY PRETTY   TJ PRETTY   STEVEN LEE PREVITT
DONALD K PREVOST   JEFFREY JOSEPH PREVOST   JAMES R PREWITT   JOSEPH MARCUS PREWITT   JOHN M PRIBNOW   AARON PRICE   AMBER M PRICE   APRIL M PRICE   ARON J PRICE   CASSANDRA L PRICE   CHARLIE REBBLE PRICE
CHRISTOPHER PRICE   CHRISTOPHER LEE PRICE   CODY P PRICE   DALTON ZANE AUSTIN PRICE   DANIEL STEPHEN PRICE   DAWSON PRICE   DYLAN THOMAS PRICE   GENE ALLEN PRICE   HOLDEN DALE PRICE   JACOB LEE PRICE
JAMIE M PRICE   JASON A PRICE   JASON WADE PRICE   JEFFREY J PRICE   JEROD J PRICE   JOEL BRADLEY PRICE   JOHN P PRICE   JOSHUAH PRICE   KAYLE R PRICE   MELISA PRICE   MELISSA PRICE   MELVIN M PRICE JR   MICHAEL J PRICE
REGINALD PRICE   ROBERT PRICE   RUSSELL PRICE   RYAN N PRICE   SAMUEL LAMAR PRICE   TIMOTHY J PRICE   WILLIAM LEE PRICE   WILLIAM T PRICE   COURTNEY RENEE PRICKETT   TONY M PRIDDY   STEVEN PRIDE
DANIEL S PRIDEMORE   REDRICK LAMAR PRIDGETT   JASON M PRIEBE   STEFAN MATTHEW PRIEDITIS   JUAN PABLO PRIETO   JARROD MICHAEL PRILL   THOMAS M PRIM   CHANCY PRIMAS   ANTHONY J PRINCE   TYLER J PRINCE
KEVIN PRINCIPI   KENNETH PRINGLE   PARKER STEVEN PRINGLE   TIMOTHY A PRINTZ   LUCAS NATHANIEL PRISOCK   CALEB PRITCHARD   CHRISTOPHER ROSS PRITCHARD   HEATHER R PRITCHARD   JACOB ALLEN PRITCHARD
JEFFERY L PRITCHARD   JOSHUA PAUL PRITCHARD   RON PRITCHARD   STEVEN THOMAS PRITCHARD   THOMAS PRITCHARD   PATRICK E PRITCHER   DAVID W PRITCHETT   ADAM WILLIAM BLAKE PRIVETT   BRADLEY A PRIVETT
COREY D PRIVETT   LARRY DEE PRIVETT   MATTHEW JOSEPH PRIVETT   CHRISTOPHER KYLE PRIVETTE   R PRIYADHARSHINI   TETIANA PROBICH   JANSON LEE PROBST   TIMOTHY L PROCHASKA   TRAVIS R PROCHASKA   GEORGIA PROCK
TIMOTHY W PROCK   ADAM A PROCTOR   ARTHUR R PROCTOR   BRAYDEN KYLE PROCTOR   CHAUNCEY G PROCTOR   CODY A PROCTOR   GLORIA S PROCTOR   JASON M PROCTOR   JOSEPH PROCTOR   JOSHUA D PROCTOR
JUSTIN N PROCTOR   LACI BROOKE PROCTOR   MATTHEW COLTON PROCTOR   SCOTTY R PROCTOR   SHARI L PROCTOR   LISETTE E PROENZA   MATTHEW JAMES PROFFITT   TERRY L PROFFITT   TYSON PROM   MICHAEL W PROPER
JUSTIN D PROPP   RONALD S PROSKINE   WILLIAM CRAIG PROSSER JR   SELBY PROUD   CLINTON PROUGH   JACOB PROUGH   TRAVIS PROULX   KORY PROVENCHER   ADRIAN DALTON PRUETT   ALEC JAMES PRUETT   JASON D PRUETT
JUSTIN KARL PRUETT   KIRBY L PRUETT   RICHARD L PRUIS   AUSTIN LEE PRUITT   BROCK J PRUITT   JEREMIAH PRUITT   JERRY ROSS PRUITT   ROBERT LEMUAL PRUITT   ROBERT TANNER PRUITT   SARA PRUITT   CRAIG A PRY
MICHAEL W PRYOR   HENRY G PRZEKORA   JEREMY D PRZEKORA   BRAD J PRZEMIELEWSKI   CALEB PTAK   MARK W PTAK   ALICIA D PUCKETT   BRENNAN JOSEPH PUCKETT   JEREMY A PUCKETT   MATTHEW ALLEN PUCKETT
NATHAN ALLAN PUCKETT   STEVEN J PUCKETT   BRYAN PUDDEPHATT   DIEGO ALEJANDRO PUENTE LOPEZ   JUAN M PUENTES   JOSE PUGA   DEBORAH A PUGH   JASON M PUGH   ROBERT G PUGH   PETER M PUGLISI   JUAN A PULGARIN
DONALD PULLEN   JOHN PULLEN   DAVID E PULLIN   ANTHONY EUGENE PUPILLO   ASHLEY PURDY   JAMES PURDY   MARC PURDY   RODNEY NATHANIEL PURDY   WILLIAM EDWARD PURNELL III   SHAWN C PURPLE   BRODY LEON PURSER
S LANCE PURSER   AIDEN PURVIS   ANGELA G PURVIS   BRIAN SCOTT PURVIS   CHARLES A PURVIS   GARRETT CRAIG PURVIS   LEVI A PURVIS   EDWARD O PUSEY   AMY DAMESWORTH PUTMAN   BARRIE WADE PUTMAN
JONATHAN HAYDEN PUTMAN   JON W PUTTERS   JASON WAYNE PYLAND   CHARLES PYLE   JASON C PYLE   RYAN P PYLE   ANTHONY W PYLES   MICHAEL D PYLES   TIMOTHY L QUAKENBUSH   AMI BLAKE QUALLS   ZACKERY RYAN QUALLS
CHARLES CURTIS QUALSET   STANLEY ALVIN QUARLES   CHRISTOPHER G QUATTRO   MADISON QUATTRO   KADE J QUAYLE   KOLBY D QUAYLE   DAVID L QUEARRY   HAROLD DEVIN QUEARRY   KRYSTAL QUEEN   TYLER S QUEEN
GAVIN TYLOR QUELNAN   SCOTT M QUERRY   CHRISTOPHER M QUERTERMOUS   K REX QUERY   SILAS L QUERY   FRANK LOUIS QUESADA   ROBERT A QUEST   ANGEL I QUEZADA   CHRISTIAN JOHNATHAN QUEZADA   RICHARD QUEZADA
YOLANDA QUEZADA   CHAD C QUICK   GREGORY G QUICK   JAMES A QUICK   JEFFERY BROCK QUICK   SCOTT E QUICK   BETH A QUIGLEY   KIM QUIGLEY   VICTOR MANUEL QUILES   JUAN LUIS QUILES ORTIZ   JEROME E QUILLING
PATRICK M QUINEY   BAILEE JOE QUINN   CHRISTOPHER L QUINN   FRANK J QUINN   JEFFREY QUINN   JESSICA LEE QUINN   JORDAN DANIEL QUINN   TIMOTHY J QUINN   GARY QUINNETTE   GARY QUINNETTE   ABISAY BUSTAMANTE QUINO
EDUARDO T QUINONES   BENNY WILLIAM QUINTANA JR   EVERARDO GARCIA QUINTANA   JUAN PEDRO QUINTANA   RUBEN DANIEL QUINTANA   JHANIEL QUINTANA LOPEZ   ALEJOS QUINTANILLA   KENY QUINTANILLA
OMAR ALEJANDRO QUINTANILLA   DANIELLE ASHLEY QUINTERO   EDUARDO V QUINTERO   ERIC A QUINTERO   JOHN SAMUEL QUINTERO   JOSE LUIS QUINTERO   JOSE RICARDO QUINTERO   CARLOS A QUINTERO ANGUIANO
MARK R QUINTOS   GUILLERMO QUINZON   MARIBEL QUIRALTE CAMPERO   FATIMA QUIRALTE RODRIGUEZ   DENNIS QUIRING   GUSTAVO QUIROZ   JOSE QUIROZ   JUAN L QUIROZ   BRIAN J RAABE   TRAVIS A RABALAIS   PATRICK D RABBASS
RYAN S RABE   GARY WAYNE RABEY   BORIS RABINOVICH   PRINCESA LEE RABINOVICH   MICHAEL KEITH RABON   RONALD G RABON   JEREMY RABY   NATHAN W RACE   DUANE M RACHUNOK   RICK RACKHAM   JEFFREY G RACZKA
JAMES M RADABAUGH   JAKE RADER   JARED RADER   KYLE ALBERT RADEY   JESSICA E RADFORD   SANKARAN RADHA KRISHNAN   THILAGAVATHI RADHAKRISHNAN   DANILO RADRIGAN   ERIC RADTKE   ADRIAN RADULESCU
SHARON RAE   ZACHAREY RAE   COLTON RAEDEL   SETH TYLER RAETZ   CHRISTOPHER RAFFANTI   BRANDON SCOTT RAFFERTY   WILLIAM RAFFERTY   MICHELLE M RAFFETY   HESAM RAFIEE   ALESSANDRO RAGANATO   BRYAN J RAGANOT
ADRIAN RAGBIR   ANDREW RAGER   REED RAGGIO   MAHENDRA RAGHOO   JASON ALAN RAGLAND   MICHAEL MARTIN RAGSDALE   NICHOLAS RAHIM   DARRIN LEE RAHM   ANDREW LAWRENCE RAHMIG   AARON M RAHN
BRETT M RAHRER   RIYAS KHAN RAHUMADULLA   BHARATH RAI   MANUEL WAYNE RAICIES   BENJAMIN RAIGOZA JR   AUSTIN B RAILEY   KATELYN RAILEY   JERRY A RAINES   ANDREW F RAINEY   EDDIE LEBARONE RAINEY   HAROLD RAINEY
LANDON B RAINEY   EMMETT GLENN RAINS   JOE COREY RAINS   JOE B RAINWATER III   VARSHA RAJ KUMAR   HARRIKRISHNAN RAJA   NATHIYA RAJA   JOSHUA H RAJAEE   SRIKANTH RAJAGOPAL   ESWARLAL RAJAN   KANCHANA RAJANAND
JEEWANA RAJAPAKSA   GURUNATH RAJARAM PATIL   LAKSHMANAN RAJASEKAR   SAHIL RAJENDRA DHAVDE   GANESHKUMAR RAJENDRAN   KARMEGAM RAJENDRAN   LAKSHMANAN RAJENDRAN   PARAMASIVAM RAJENDRAN
ARULPRAKASH RAJENDREN   JEBA RAJ RAJENDREN   CHITHRA RAJESHKANNAN   SANJAY RAJESHKANNAN   IDOWU RAJI   RIGEL RAJPAULSINGH   MICHAEL W RAKESTRAW   JOSEPH AARON RALEIGH   NICHOLAS HOWARD RALEIGH
RONALD MICHAEL RALEY   ANTHONY D RALSTON   CINDY RALSTON   SUJATHA RAMACHANDRAN   DEVARAJ RAMADAS   KAMALESH RAMAIYA   KALIAPPAN RAMAKRISHNAN   PRABAKARAN RAMALINGAM   SARAVANAPERUMAL RAMALINGAM
RAMKUMAR RAMASAMY   SATHIYA RAMASAMY   ANIRUDH RAMBADHAN   ZACHARY RAMBIN   FERNANDO RAMBLAS   ROBERT RAMBLAS   VISHAKHA RAMCHANDRA MORE   DARIS RAMCHARAN   MIGUEL RAMCHARAN   RICHARD RAMCZYK
GIDEON RAMDHANIE   DARIN D RAMER   JEROLD RAMER   JOSHUA DEAN RAMER   ZACKERY SCOTT RAMER   DEEPAK NA RAMESH   YOGESHSARAVANAN RAMESH   SLOBODAN RAMIC   ABNER RAMIREZ   ANTHONY JULIAN RAMIREZ
ARTURO GOMEZ RAMIREZ   BILLY J RAMIREZ   BULMARO ELI RAMIREZ JR   CANDELARIO RAMIREZ JR   CESAR AVILA RAMIREZ   DANIELLE JENEE RAMIREZ   DANTE ESCARCEGA RAMIREZ   DAVID M RAMIREZ   DAVID NUÑEZ RAMIREZ
EDGAR NA RAMIREZ   EDUARDO BENITEZ RAMIREZ   EDUARDO T RAMIREZ   ENRIQUE RAMIREZ   FERNANDO RAMIREZ   FRANCISCO J RAMIREZ   HECTOR CERVANTES RAMIREZ   IVAN RAMIREZ   JAVIER RAMIREZ   JESUS MORAN RAMIREZ
JONATHAN L RAMIREZ   JONATHON WILLIAM RAMIREZ   JOSE L RAMIREZ   JOSE A A RAMIREZ   JUAN A RAMIREZ   JUAN LOPEZ RAMIREZ   JULIO GARCIA RAMIREZ   JUSTIN ALEXANDER RAMIREZ   LINDA A RAMIREZ   LORENZO RAMIREZ
MARCO HERNANDEZ RAMIREZ   MARIO HENRY RAMIREZ   MARIO SOLANO RAMIREZ   MICHAEL RAMIREZ   MIGUEL ANGEL RAMIREZ   MOISES RAMIREZ   MYRNA SOLANO RAMIREZ   PAMELA M RAMIREZ   PASCUAL RAMIREZ
PATRICK JOSEPH RAMIREZ JR   RAFAEL EDUARDO RAMIREZ   RODRIGO RAMIREZ   ROMAN FRANCISCO RAMIREZ   ROXANNE RAMIREZ   RUBEN RAMIREZ   SALVADOR F RAMIREZ   SAUL RAMIREZ   SERGIO RAMIREZ   SERGIO A RAMIREZ
SONIA SEGURA RAMIREZ   STEVE L RAMIREZ   ISMAEL RAMIREZ CABRERA   ALEJANDRO RAMIREZ CARRILLO   MANUEL RAMIREZ HERNANDEZ   WILLIAM RAMIREZ LONDONO   ALEJANDRO RAMIREZ MARTINEZ   EDVIN RAMIREZ MEDINA
CARLOS ALBERTO RAMIREZ RAMIREZ   JORGE RAMIREZ-CABRERA   ELISEO L RAMIREZ-PAZ   ANTHONY RAMJEWAN   RONALD RAMKEESOON   RAJIV RAMKHELAWAN   DENNIS RAMKISSOON   JESSICA RAMLOCHAN   SEERAM RAMLOCHAN
BENJAMIN DAVID RAMM   LENNART RAMM   SUNEAL RAMNATH   GERALYN M RAMOLD   CRISTOBAL RAMON   GARI RUIZ RAMOS   HENRY RAMOS   JOSEPH RAMOS   LUIS RAMOS   LUIS RUIZ RAMOS   MANUEL M ARCONY RAMOS
MARIO A RAMOS   MAXIMO RUIZ RAMOS   ROBERT JOSEPH RAMOS   TOMAS RUIZ RAMOS   VLADIMIR RAMOS   LUIS ENMANUEL RAMOS LOPEZ   CRISTIAN R RAMOS OLAVES   YUNIESKY RAMOS PINTADO   HECTOR ARMANDO RAMOS VILLA
SANDRA RAMPERSAD   SHOBHA RAMPERSAD   CLIFFORD E RAMPTON   JOEL J RAMPULLA   RONNIE RAMSARAN   RYAN RAMSAWAK   AIMEE ALLISON CIPICCHIO RAMSAY   KRISTOPHER R RAMSDELL   MITCH RAMSDELL
BENJAMIN T RAMSEY   CHRISTOPHER ROSS RAMSEY   CLIFFORD A RAMSEY   GREGORY D RAMSEY   JASON FLETCHER RAMSEY   JOHN DONTA RAMSEY   KELTON D RAMSEY   MICHAEL BLAKE RAMSEY   PETER W RAMSEY   TRAVIS C RAMSEY
CHRISTOPHER J RANALLI   JOSHUA RANDAHL   TIM RANDALL   WILLIAM D RANDALL   MITCHELL JOSEPH RANDAZZO   CASEY B RANDLE   CORNELIUS D RANDLE   DANA C RANDLE   EARNEST K RANDLE   KIRK B RANDLE   CHAD M RANDLES
MICHAEL A RANDLES   CHASE S RANDOLPH   GABRIEL KANE RANDOLPH   JAMES M RANDOLPH   JERRY RANDY RANDOLPH   MARK E RANDOLPH   SEAN H RANDOLPH   SUMMER K RANDOLPH   BENJAMIN M RANES   CAROL A RANES
CHRISTOPHER E RANES   NAUVASARI RANGANI   KESAVAN RANGASWAMY   AARON A RANGEL   ALFONSO RANGEL JR   ISAAC ZAMIR RANGEL   LUIS A RANGEL   SEBASTIAN RANGEL   AARON RANGEL FUENTES   LUIS RANGEL HINOJOSA
MITCH RANGER   DATHAN RICHARD RANJEL   JAMES L RANK   MARKITA RANKIN   SHELDON LEE RANKIN   CHAD RANSBOTTOM   KEITH L RANSEN   LARRY KEITH RANSOM   CAMERON B RANTON   MICHAEL ANTHONY RANUCCI JR
SITHARAMA RAO   JOHN ALAN RAPACZ   CARL RAPER III   JOSHUA SHAUN RAPER   JASON L RAPIER   JENNIFER H RAPIER   JOSHUA E RAPIER   GREGOIRE D RAPILLARD   ASHLEY ROSE RAPKA   SPENCER DENNIS RAPLEE
JAMES MATTHEW RAPP   PHILIP J RARDON   GREGORY S RASMUSSEN   JOSHUA R RASMUSSEN   KORINNE RASMUSSEN   MITCHELL RASMUSSEN   RUSSELL E RASMUSSEN   RUSSELL E RASMUSSEN II   RUSTY J RASMUSSEN
TERRY L RASMUSSEN   TYLER TRENT RASMUSSEN   AMRAL RASOOL   MOHAMED RASOOL MOHIDEEN   DAKOTA G RASSMAN   MATTHEW GLEN RAST   MICHAEL ANDREW RAST   RODGERS RATCLIFF   TIMOTHY E RATCLIFF   TERRY H RATH
SUTHAHAR RATHA KRISHNAN   MARTHAMMAL RATHANAM   JOHN RATHBONE   MICHAEL STEPHEN RATHBURN   DEVARAMACHANDRAN RATHINASAMY   CHRISTOPHER L RATLIFF   SAMUEL RATLIFF   FREDERICK FREDDELL RATTLER
MATHEW RATTRAY   VALERIE L RAU   BLAKE E RAUCH   TIMOTHY J RAUCH   ARTURO RAUDALES GARCIA   ASIM RAUF   JOHNNY WADE RAULERSON JR   NELSON RAVELO   RICKY RAVENELL   SHAWN D RAVENELL   PAUL R RAVENS
MADHAN RAVI   SARAN KUMAR RAVI KUMAR   DENISH BABU RAVICHANDRAN   MADHUBALA RAVICHANDRAN   PRAVEEN RAVICHANDRAN   SAKTHI RAVINDRAN   SUBATHRA RAVINDRAN   JAMES A RAWLINGS   EBONY EYVETTE RAWLINSON
DIANNA CHRISTINE RAWLS   DONNIE NORMAN RAWLS   GEOFFREY O RAWLS   AMON RAY   CHRISTOPHER J RAY   CHRISTOPHER LASHON RAY   DAVID GORDON RAY   DAVID LEGRAND RAY II   DEREK L RAY   DEREK L RAY   DEZMONDE RAY
DEZMONDE ELLIS RAY JR   DONALD MIKE RAY   DONNIS JEAN RAY   DUSTIN LEE RAY   FRANKLIN TODD RAY   JAMES C RAY II   JASON D RAY   JERRY W RAY   JOHN MICHAEL RAY   JONAH RAY   JOSHUA RAY   JUSTIN D RAY   KEVIN D RAY
LAURA RAY   LEAH MARIE RAY   QUENTON RAY   RANDY RAY   ROBERT GRANT RAY   TERESA L RAY   ZACHARY KENT RAY   BRANDON R RAYBORN   ERIC R RAYBURN   JESSE J RAYBURN   ROBERT LEE RAYBURN II   ERNEST RAYFIELD
HECTOR GAETA RAYGOZA   SHAUN MICHAEL RAYHILL   CHASE M RAYLE   ELIZABETH R RAYLE   GARY RAYMER   LISA A RAYMER   MICHAEL BERNARD RAYMON   DARREN RAYMOND   EDYE RAYMOND   JOEY RAYMOND   JON S RAYMOND
NOAH LARRY RAYMOND   CHRISTOPHER J RAYNER   DENNIS ALONZO RAYO   JOSE D RAYO   COLTON JAMES RAZER   MARK A RAZER   BRUCE D REA   MICHAEL REA   DYLAN BLAKE REACH   JASON LAYNE REACH   JOHN C READ JR
JOHNATHAN K READ   ALLEN J READEL   DAKOTA LAWRENCE READEL   DAVID V READING   ADRIAN ROOSEVELT READUS   CODY SHANE READY   LARS G REAFLER   CLEMENT A REAGAN   DAWN RENEE REAGAN   GARY EDISON REAGAN
JUSTIN D REAGAN   MERRIDETH MICHELLE REAGAN   TONYA R REAM   JOSHUA STEPHEN REAMES   NATHAN REAP   JERRY CHRISTOPHER BRANDON REASON   JOEL ANDREW REASON   KYLE L REATH   MARTIN D REBBEC   THOMAS E REBBEC
RUDY REBETERANO   EDUARDO REBOLLAR   MAX L REBOTTARO   KRISTOPHER REBSTOCK   TYLER SHANE RECE   RAMON RECHY   NICHOLAS R RECINDUS   MARK D RECKER   COLIN CURTIS RECORD   HUNTER R RECORDS
BROOKLYN NICOLE REDDEN   CHRISTOPHER REDDEN   MATTHEW CALEB REDDEN   STEPHEN REDDEN   DEVAIL A REDDIN   CARLIE J REDDING   MAHESH GANGASANI REDDY   TIMOTHY W REDENBAUGH   THOMAS SPENCER REDFORD
JASON CHRISTOPHER REDMAN   NEAL W REDMON   NICHOLAS R REDMOND   BENJAMIN LEE REECE   JUSTIN CORT REECE   LAYNE WYATT REECE   MALINDA K REECE   BRIAN TERELL REED   CAMERON REED   CLYDE E REED   CODY JOE REED
CURTIS ANTHONY REED   CYNDEE REED   DEVIN LEWIS REED   DONNIE REED   DOUG R REED   GERRIT E REED   JAMIE LYN REED   JARED M REED   JASON M REED   JOHN EDWIN REED   KEVIN M REED   KIM MARIE REED   LARRY REED
LEIGH J REED   LISA J REED   MARK REED   MARTY J REED   MICHAEL F REED   OWEN MICHAEL REED   RENE REED   ROBERT S REED   RUSSELL REED   RYAN KENDRICK REED   SAMUEL MYLES LENTZ REED   SPENSER JACK REED
TANNER S REED   TERRICA TIRRIA REED   TIMOTHY D REED   ZACH VINCENT REED   JASON T REEDER   THOMAS L REEDER   DAVID L REEDY   NEIL D REEDY   HUNTER REED-YOUNG   GAVIN ROSS REEL   KAMAS ROSS REEL   STEVEN M REEPS
H BRADLEY REES   KRISTINA MARIE REES   ALEK BENJAMIN REESE   DANIEL J REESE   DARRYL D REESE   DWIGHT JERRY REESE   JACOB I REESE   JEFFREY W REESE   NICHOLAS J REESE   TARRIA REESE   TOMMIE L REESE   WALTER L REESE
CLAYTON E REETER SR   ALEXANDAR KEEGAN STARK REEVES   ARCHIE M REEVES   BRANTON GLENN REEVES   BRIAN REEVES   CAM DAVID REEVES   COLLIN REEVES   JACKIE D REEVES   JUSTIN M REEVES   LARRY D REEVES
LUKE ALSTON REEVES   MELISSA REEVES   MICHAEL RAY REEVES   PHILIP BLAKE REEVES   ROBERT V REEVES JR   STEFANIE L REEVES   STEPHEN H REEVES   TIMOTHY J REEVES   ZACHARY B REEVES   RICK SAMMY REFIT
PHILLIP REGALADO   RAMON REGALADO MORALES   MATTHEW PEREZ REGAN   JEFFERY T REGEL   HARLEY MERTON REGISTER   KENNETH REGISTER   ROBERT M REGISTER JR   RODNEY HOWARD REGISTER   BRADLY JOSEPH REGNIER
JUSTIN DAVID REHWINKEL   DORIANN G REICH   KOREY FORREST REICHARDT   ALLEN DICK REICHENBERG   MICHAEL REICK   BRANDON A REID   BRANDON ALAN REID   CORY DEAN REID   DANIEL REID   DAVID A REID   DENNIS REID
DONALD REID   KENNETH COLTON REID   KENNETH D REID   MICHAEL REID   SCOTT A REIDT   MICHAEL P REIDY   TERRY L REIGLE   TYLER JAY REIKOFSKI   DAVID B REILLEY   ARI REIMER   CHAD GORDON REIMER   KEVIN REIMER
DEREK R REIMILLER   JASON D REINER   JOEY A REINER   BRITTANY N REINESCH   JOHN H REINHARDT   SCOTT REINHARDT   DAVID M REINHART   JACOB P REINHART   LUCAS J REINHART   MICHAEL REINKE   MICHAEL D REINKEN
NICHOLAS J REINOEHL   PHILIP C REINOEHL   KYLE N REISENWEBER   CLINT O REISNER   LUKE A REISNER   SHAWN LAMAR REISS   WAYNE E REISSMANN   MARK DANIEL REIST   TAMI REITH   TAMI REITH   KIMBERLY ANNE REITZ
DAVID REKIETA   KAREN RELFE   KIRK D RELLES   KOLTON D RELLES   JENNIFER M RELYEA   RONEY REMI   EUGENIO REMIGIO MARCELO   JOHN REMIRATA   BROOKS L REMP   DALLAS RENAUD   KEVIN LLOYD RENCK   ZSUZSANNA RENDECZKY
CRYSTLE-LYNN RENDON   MAGDALENO CARRILLO RENDON   TAYLOR RENDON   CORY AARON RENFRO   JASON M RENFRO   WILLIAM RENFRO   CECIL M RENFROE   DUSTIN W RENFROE   FELICHA RENFROE   SAKTHIVEL RENGANATHAN
SENTHILKUMAR RENGANATHAN   KADIS E RENIER   STACEY C RENISON   JORDEN RENKAS   JOSHUA RENNEBOOG   TRE RENNIE   KIMBERLEY A RENSO   AVERY L RENTERIA   JOSE SANDOVAL RENTERIA   LUIS RENTERIA   MARCO RENTERIA
MARIA RENTERIA   JOSE CARLOS RENTERIA FLORES   JOHN PAUL RESCHENBERG   LEOPOLDO RESENDIZ-RAMIREZ   DIANA RESTREPO CASTRO   ALFRED RESURRECCION   GAGE T RETHWISCH   KATHLEEN M RETHWISCH   MIRIAM LOPEZ RETIS
JOSE ANTONIO RETIZ   ROGER MERRILL RETTIG IV   AMANDA RAE HISE RETZINGER   CALVIN S RETZLAFF   ERIC S RETZLAFF   SHAWN C REUILLE   SHELBY REULET   ELVIN EUGENE REUTER   ETHAN REUTER   BILL C REVELL   DUSTIN C REVELL
GUY S REVELL   JAMES R REVELL SR   ALLEN REVELLE   JON WESLEY REVELS   MARLIN R REVERTS   LUVENIA MAE REVIS   MATTHEW JAMES REVUELTO   DANIEL RUNZE REXICKER   BRIANNA R REXROAD   BRANDON WAYNE REXROADE
BARBARA JEAN REYES   CARLOS A REYES   DORIAN BERNAL REYES   EDUARDO REYES   ELVIS REYES   ENRIQUE VENEGAS REYES   ERNESTO ALVAREZ REYES   FRANCISCO REYES   GABRIEL GUERRA REYES   GILBERTO ROBLES REYES
JAVIER G REYES   JESUS M REYES   JOHNNY R REYES   JOSE J REYES   JOSE LUIS GALEAS REYES   JOSE TINOCO REYES   MARCUS LEE REYES   MARIO GUILLERMO REYES   MICHAEL ANTHONY REYES   RAYMOND LEONEL REYES
RONIE REYES   ROSA SOLIS REYES   ROSARIO REYES   SAID REYES   VIRGILIO GONZALES REYES   DIEGO REYES ANDRADE   MIGUEL REYES-DIAZ   OCTAVIO REYES-GARCIA   OCTAVIO REYES-REYES   SOYLA PATRICIA REYNA
OSCAR EMMANUEL REYNAGA   AMANDA MARIE REYNOLDS   ANTHONY REYNOLDS   BRIAN KEITH REYNOLDS   BRIAN L REYNOLDS   CHRISTOPHER REYNOLDS   CHRISTOPHER NEWLIN REYNOLDS   DANIEL L REYNOLDS   DARIN L REYNOLDS

DAVID REYNOLDS   DAVID L REYNOLDS   DAVID T REYNOLDS   DEVIN D REYNOLDS   GORDON REED REYNOLDS   GREGORY D REYNOLDS   JAMES SCOTT REYNOLDS   JODY L REYNOLDS   MELEAH B REYNOLDS   QUENTIN D REYNOLDS
SCOTT T REYNOLDS   SETH H REYNOLDS   STEPHEN LEROY REYNOLDS   STEPHEN MICHAEL REYNOLDS   STEVEN REYNOLDS   THOMAS R REYNOLDS   TRAVIS REYNOLDS   WILLIAM JAMES REYNOLDS   DANIELLE MARIE REYNOLDS-LUSK
ABRAHAM SANCHEZ REYNOSO   BALDOMERO D REYNOSO   FERNANDO REYNOSO   JOSE MANUEL REYNOSO   AKETZALI REYNOSO VELAZQUEZ   JOSHUA J RHEAD   ASHLEY RHEES   JEFFREY L RHINE   CLINTON RHOADES
RYAN ADAM RHOADES   BILLY D RHODEN   CHARLES L RHODEN   CLAY ASHTON RHODEN   CAROL L RHODES   DEBORAH ANN RHODES   DEREK RHODES   GARY M RHODES   GERALD DALE RHODES   IRENE C RHODES   JARED W RHODES
JASON RHODES   JUSTIN D RHODES   KENTRELL RHODES   KIMBERLY WEBB RHODES   MICHAEL A RHODES   MICHAEL J RHODES   ROCKY WAYNE RHODES   SHELBY D RHODES   TYLER KEITH RHODES   YOLANDA RHODES
BRANDON E RHONEHOUSE   ROGER D RHONEHOUSE   TIMOTHY RHYNES   JONATHAN M RICARD   RICHARD RICCIARDI   ENZO RICCIO   CADEN KEITH RICE   CASEY LEIGH RICE   CHRIS RICE   CHRISTOPHER RICE   CHRISTOPHER RICE
CLINT E RICE   FREDRICK E RICE   JENNA RICE   JORGE OKHUYSEN RICE   KEVIN MICHAEL RICE   MATTHEW RICE   MICHAEL JOHN RICE   PAUL D RICE JR   PHILLIP RICE   THOMAS H RICE III   TRAVIS J RICE   WILLIAM JOSEPH RICE
TYSON RICE RAY   BARBARA RICH   CHAD P RICH   GARY T RICH   JULIE A RICH   MICHELE R RICH   NATHANIEL RICH   REX L RICH   TONY RAY RICH   TYLER D RICH   CHARLES K RICHARD   TIMOTHY P RICHARD   AUSTIN C RICHARDS
DANIELLE RICHARDS   DANNY A RICHARDS   DENISE RICHARDS   JEFFERY A RICHARDS   JESSICA LEANN RICHARDS   JOSEPH RICHARDS   KATHY JEAN RICHARDS   KYLE HAYDEN RICHARDS   MATTHEW RICHARDS   PETER C RICHARDS
SPENCER J RICHARDS   TAMERA L RICHARDS   WESLEY J RICHARDS   AARON ALLEN RICHARDSON   ANTHONY A RICHARDSON   BENNY RICHARDSON   BRENT NELSON RICHARDSON   BRETT A RICHARDSON   CHAD N RICHARDSON
CHARLES SETH RICHARDSON   DAVIAN DION RICHARDSON   DAVID RICHARDSON   DEREK J RICHARDSON   DEVIN RICHARDSON   DYLAN RICHARDSON   EASTON RICHARDSON   EREK RICHARDSON   ERIC E RICHARDSON
GEORGE LARRY RICHARDSON   GREIG BRANDON RICHARDSON   JACKSON BAYLEE RICHARDSON   JACOB T RICHARDSON   JAMES SCOTT RICHARDSON   JEFFREY B RICHARDSON   JOHN P RICHARDSON   JONATHAN R RICHARDSON
JUSTIN PAUL RICHARDSON   KIERON RICHARDSON   KYLE J RICHARDSON   MARLON RICHARDSON   MATTHEW BLAIR RICHARDSON   MICHAEL E RICHARDSON   MONIQUE KIMIKO RICHARDSON   NATHANIEL NA RICHARDSON JR
NEDRA COLETTE RICHARDSON   PATRICK R RICHARDSON   PAULA A RICHARDSON   ROBERT RICHARDSON   ROBERT WARREN RICHARDSON   SCOTT RICHARDSON   SHAPHAN R RICHARDSON   SHAWN D RICHARDSON
SLOAN STEPHEN RICHARDSON   STEPHEN W RICHARDSON   TAYLOR T RICHARDSON   TED L RICHARDSON   TINA GAYE RICHARDSON   TROY RICHARDSON   TROY R RICHARDSON   WADE CLAYTON RICHARDSON   WILLIAM JOE RICHARDSON
WILLIE J RICHARDSON   ZACHARIAH J RICHARDSON   ZACHARY LEE RICHARDSON   STEVEN RICHAUR   ASHLEY RENEE RICHBURG   DANIEL PERRY RICHBURG   MEAGAN RICHERZHAGEN   WILLIAM L RICHERZHAGEN   BRANDON COOPER RICHEY
LEONARD RICHEY   LORNA K RICHEY   RANDALL PATEN RICHEY   TYSON D RICHEY   MATTHEW PAUL RICHGELS   GERALD RICHIE   GERALD J RICHIE   JOSHUA D RICHIED   WENDY RICHISON   BENJAMIN P RICHLING   JEREMY A RICHMAN
JOSHUA CLYDE RICHMAN   ALEXANDER AUSTIN RICHMOND   FREDRICK RICHMOND   GARY RICHMOND   JENNIFER RICHMOND   JUSTIN HERBERT RICHMOND   BRIAN L RICHTER   BRIAN M RICHTER II   JASON A RICHTER   TIFFANY M RICHTER
TIMOTHY RICKARD   JUSTIN DURAN RICKETT   PAUL EDWIN RICKETT   DAVYN R RICKETTS   MARCY A RICKETTS   MATTHEW RICKETTS   SHELBY SAVANNAH RICKETTS   JOEL S RICKEY   BRODIE SCOT RICKMAN   KENNETH RICKMAN
KENNETH CRAIG RICKMAN   LESLIE BRIAN RICKMAN   LONNIE J RICKMAN   SETH MICHAEL RICKMAN   GRADY CHADWICK RICKS   JOHN E RICKS   MATTHEW RICKS   RODERICK L RICKS   ALEJANDRA REYNOSO RICO   ERIC RICO
BRANDON W RIDDELL   JOHN H RIDDELL   LAURA RIDDELL   ROBERT RIDDELL   BRIAN KEVIN RIDDICK   JAMES R RIDDICK   PATRICK L RIDDICK   WILLIAM C RIDDICK JR   DAVID RIDDLE   JASON W RIDDLE   LARRY D RIDDLE   TIM E RIDDLE
RYAN STEPHENSON RIDENHOUR   GEOFFREY RIDENOUR   ADAM R RIDER   JOSEPH M RIDER   KYLE LEE RIDER   RANDALL D RIDER   KYLE BRADLEY RIDGE   SCOTT C RIDGEWAY   CECIL NORWOOD RIDGILL III   RAE RIDGWAY-SNYDER
JOHN WESLEY RIDINGS   JAYSON A RIEDEL   DAVID T RIEGER   MICHAEL R RIEGER   COURTNEY FEINER RIEGLE   BRAD RIEMENSCHNEIDER   CHAD WILLIAM RIEMENSCHNEIDER   ADAM RIES   STUART W RIES   DOUGLAS P RIESBERG
JUSTIN L RIESE   DOUGLAS D RIFE   CHRISTOPHER H RIFFE   GARY K RIFFLE JR   TYLER S RIGBY   MARVIN FINTON RIGGINS   ALEX D RIGGS   DEREK N RIGGS   JACOB S RIGGS   JASON RIGGS   JASON A RIGGS   KEVIN LEE RIGGS
KRISTY D RIGGS   LYLE RIGGS   RANDALL JACKSON RIGGS   ROGER D RIGGS   MADISON ANN RIGSBY   MICHAEL BRANDON RIGSBY   ZACHARY RIHM   SANAM RIJAL   FREEMAN E RIKARD   ANTHONY JOSEPH RILEY   CHAD C RILEY
CHRISTOPHER M RILEY   CHRISTOPHER M RILEY   DONALD L RILEY   JAMES AUSTIN RILEY   SCOTT J RILEY   STEPHEN A RILEY   SULAIMON RILWAN   RHETT RINACA   ART RINBOLT   JESSE R RINCON   JULIO PINTADO RINCON
MIGUEL A RINCON-GONZALEZ   TIMBER RINDERKNECHT   JOSHUA RINDLISBACHER   GLENN E RINEHART   MEAGEN NICOLE RINEHART   RUSS A RINEHART   SAMUEL HUNTER RINEHART   ZACHARY WILLIAM RINEHART   JESSICA RINES
CHRISTOPHER A RINEY   PHILIP GREGORY RINEY   STACEY CHARLES RINEY   DANIEL RYAN RING   FERJERALD R RINGER   LAMONICA RINGER   TIFFANY MARIE RINGER   ADRIAN PAUL RINGUS   JONATHAN D RINKINES   NICHOLAS P RINKS
ANTHONY DAVID RIOJAS   ALEXIS RIOS   CHRISTOPHER R RIOS   HERMILO PENA RIOS   JESUS ACEVES RIOS   MARIANA MACIAS RIOS   MICHAEL A RIOS   VICTOR RIOS   ADYANES RIOS ADORNO   JOEL RIOS COLON   EFRAIN RIOS ESTRADA
JESUS OCTAVIO RIOS LOPEZ   JOSE MIGUEL RIOS LOPEZ   JUAN ANTONIO RIOS RENDON   ANTHONY RIOUX   KENNETH JAVARIS RIPPY   FRANCISCO RISCAJCHE COTOC   JEFFREY RISDILL   BENJAMIN TRAVIS RISEN   DEREK RISEN
PAUL A RISING   DANIEL J RISINGER   HUNTER L RISKEN   BRANDY D RISNER   NICHOLAS B RISNER   RICHARD T RISNER   BRANT D RISTAU   RYAN T RISTAU   SHANNON E RISTAU   CHRISTOPHER WADE RISTER   DANIEL THOMAS RISTON
CHASEN RITCH   CODY A RITCH   GEORGE A RITCH   COLBY RITCHEY   DANIEL M RITCHEY   DEVONA JEAN RITCHIE-HAYSLIP   SAMUEL R RITTENBERRY   CURTIS RITTER   JACKSON RITTER   JUSTIN SCOTT RITTER   KHARY RITTER
ADAM R RITTERMEYER   CALEB KENNETH RITTSCHER   ARMANDO A RIVAS   CECILIO RIVAS JR   JESSE A RIVAS   MARLON GAMALIEL RIVAS CASTRO   HILMAR OMAR RIVAS-CASTRO   ADAN ROBLEDO RIVERA   ALBERT RIVERA
BERTHA HERNANDEZ RIVERA   BILLY JACK RIVERA   ELSA RIVERA   J GOMEZ RIVERA   JASON P RIVERA   JEOVANNI RIVERA   JORDAN ANTHONY RIVERA   JOSE CAMPOS RIVERA   JOSEPH ANTONY RIVERA   JUAN SERVIN RIVERA
KAREN NICOLE RIVERA   LENNY ANTHONY RIVERA   LIVIO M RIVERA   LUIGUI RIVERA   LUIS E RIVERA   MANUEL E RIVERA   MARISA DENISE RIVERA   RAFAEL F RIVERA   TRINIDAD RIVERA   VICTOR RIVERA   JUVENAL RIVERA RODRIGUEZ
JOSE M RIVERA VASQUEZ   OMAR RIVERA VAZQUEZ   ANGEL D RIVERA-NEVAREZ   ALLEN RIVERS   DYLAN A RIVERS   JOHN A RIVERS   JOHN R RIVERS   JUSTIN LERAND RIVERS   SCOTT A RIVERS   SERGIO ROMAN RIVOS
ANDY GONZALEZ RIZO   DEJAN RIZVAN   JOHN F RIZZUTO   DANIEL D ROACH   JEREMY ROACH   SCOTT ROACH   JUN ROALLOS   JOHNATHAN JOSEPH ROAN   LACY LEANNE ROARK   ZACHERY ALEKZANDER ROARY   DANIELLE ERIN ROATE
ANDREW ROBAR   EVAN ROBB   BRADLEY KEITH ROBBINS   KENNETH J ROBBINS   PHILIP J ROBBINS   RANDY ROBBINS   ROBERT D ROBBINS   SHAWLAN V ROBBINS   PIERRE-OLIVIER ROBERGE   DUSTIN WAYNE ROBERSON
ERNEST A ROBERSON   HERBERT A ROBERSON   JEFFERY S ROBERSON   JEREMY E ROBERSON   JEREMY EUGENE ROBERSON JR   LEONARD JASON ROBERSON   ROBERT L ROBERSON   SHELDON DEWITT ROBERSON   WILLIAM C ROBERSON
AUSTIN W ROBERT   AMANDA ROBERTS   BRENDAN PAUL ROBERTS   BRIAN E ROBERTS   CHARLES A ROBERTS   CHARLES JOSEPH ROBERTS   CHRISTIAN ANTHONY ROBERTS   CHRISTINA KAY ROBERTS   CHRISTOPHER A ROBERTS
CLAYTON JARED ROBERTS   CODY BRYANT ROBERTS   CRAIG THOMAS ROBERTS   DANIEL ROBERTS   DANIEL B ROBERTS   DAVID ROBERTS   DAVID ROBERTS   DERRICK W ROBERTS   DONOVAN RAY ROBERTS   GARY WAYNE ROBERTS
JACOB ROBERTS   JAMES ERWIN ROBERTS   JAMES M ROBERTS   JEFFERY WINSTON ROBERTS   JEFFREY ROBERTS   JEFFREY LANDON ROBERTS   JESSE LLOYD ROBERTS   JOHN ALLAN ROBERTS   JOSH D ROBERTS   KADEN JUSTIN ROBERTS
KATHLEEN RIGNEY ROBERTS   KENARD LEON ROBERTS   LISA ROBERTS   MARK L ROBERTS   MATTHEW D ROBERTS   MELISSA JEANNE ROBERTS   MICHAEL S ROBERTS   PATRICIA ROBERTS   REBECCA ANN ROBERTS   RHETT J ROBERTS
RONNIE ALAN ROBERTS   ROY KEITH ROBERTS   RUSSELL WAYNE ROBERTS   SCOTT D ROBERTS   SEAN M ROBERTS   SUZANNE ALLEN ROBERTS   TERRAL JAMES ROBERTS   TIMOTHY S ROBERTS   TRISTAN KYLE ROBERTS
WILLIAM HENRY ROBERTS   ANDREW ROBERTSON   CHARLES D ROBERTSON   COLLEN W ROBERTSON   DANIEL KYLE ROBERTSON   DARRELL JEFFERY ROBERTSON   ETHYN M ROBERTSON   JARRET ROBERTSON   JENNIFER LYNN ROBERTSON
JOHN MARCUS ROBERTSON   KATELYN ELIZABETH ROBERTSON   KENNETH ROBERTSON   KENNETH A ROBERTSON   LEROY ROBERTSON   LOGAN ROBERTSON   LORENZO J ROBERTSON   LOUIS REED ROBERTSON   LUKAS BRADLEE ROBERTSON
MARQUIS DAQUAN ROBERTSON   MARTIN DARIAN ROBERTSON   NICHOLAS DAVID ROBERTSON   RICHARD LEE ROBERTSON   SEBASTIAN PAYTON ROBERTSON   SHIRLEY ANN ROBERTSON   TERRY ROBERTSON   THARON J ROBERTSON
TRACI L ROBERTSON   WARREN SCOTT ROBERTSON   KRISTINE G ROBEY   SONY ROBILLARD   TERRY ROBILLARD   KEVIN W ROBINETT   KURT M ROBINETTE   TRISTAN COLE ROBINETTE   PAUL ROBINS   ANTIWAN NOEL ROBINSON
ANTONIO DETRE ROBINSON   BRENT BEANTHONY ROBINSON SR   BRIAN H ROBINSON   BROCK MARVIN ROBINSON   CASEY ALLEN ROBINSON   CHRISTIAN JORDAN ROBINSON   CODY RYAN ROBINSON   DANYELLE LEE ROBINSON
DEREK D ROBINSON   FRANK ROBINSON   FRED CURTIS ROBINSON   GARY LEE ROBINSON   GILLIAN ROBINSON   GRAGORY ROBINSON   GREGORY ROBINSON   GREGORY BERNARD ROBINSON   JAMES WILLIAM ROBINSON
JASON M ROBINSON   JEFFREY D ROBINSON   JEFFREY LEE ROBINSON   JESSE L ROBINSON   JIMMY TYRONE ROBINSON   JOHN C ROBINSON   JOHN M ROBINSON III   JOSHUA ERNEST ROBINSON   JUSTIN CRAIG ROBINSON
KENNETH D ROBINSON   KIRSTEN ELIZABETH ROBINSON   LARRY G ROBINSON   LISA MICHELE ROBINSON   LYDIA RENEE ROBINSON   MARKEL ROBINSON   MATTHEW CHANDLER ROBINSON   MEAGHAN DUGUO ROBINSON
MELVIN L ROBINSON   MITCHELL D ROBINSON   NATHAN DANIEL ROBINSON   PATRICK G ROBINSON   PATRICK S ROBINSON   PHILL R ROBINSON   RANDY LYLE ROBINSON   ROBERT A ROBINSON   RYAN W ROBINSON   SHADD D ROBINSON
SHAKERRA ROTHRESA ROBINSON   SPENCER ROBINSON   STANLEY J ROBINSON   STUART ROBINSON   THOMAS ANDREW ROBINSON   CAMERON J ROBISON   DAVID S ROBISON   LAURA C ROBISON   MILFORD D ROBISON
DANIEL ALLEN ROBLEDO   FERNANDO ROBLEDO   JOSE ROBLEDO   VICTOR ROBLEDO   AGUSTIN GUTIERREZ ROBLES   JORGE LUIS ROBLES   JUAN ROBLES   JUAN ROJAS ROBLES   NESTOR GONZALEZ ROBLES   DILLON R ROBOKOFF
TYLER J ROBRAHN   ALEX JOSEPH ROCCHI   IVAN ROCHA   MARY LOUISE ROCHA   BRIAN ROCHE   DARRIN M ROCHE   DAVID ROCHE   JAMES ROCHE   RYAN DUTCH ROCHE   ANIL SAMUEL DAVIAN ROCHESTER   SHANNON ROCHON
CHRISTOPHER MARTIN ROCK   ZEKE AARON ROCK   KOLTIN GABRIEL ROCKERT   JEFFREY L ROCKEY   BRIAN M ROCKFORD   LADORIS C ROCKMORE   CRAIG S ROCKWELL   RYAN NICHOLAS ROCKWELL   JAMES K ROCOLE
RONALD D ROCZNIAK   DAVID W RODDEN   LARRY B RODDEY   DONALD WAYNE RODEN   JEREMIAH T RODENBAUGH   RICK L RODENBECK   JAMES DAVID RODENBERG   ALEXANDER F RODGERS   CALVIN L RODGERS   DANIEL HAROLD RODGERS
DEREK M RODGERS   GREG A RODGERS   JAMES C RODGERS   NATHANIEL L RODGERS   PERRY F RODGERS   RACHELLE L RODGERS   SCOTTIE RODGERS   SHERRIE L RODGERS   STEVEN RODKEY   PERIANN J RODMAN   CARLOS A RODRIGUES
JESSE RODRIGUES   ADRIAN RODRIGUEZ   AGUSTIN LOPEZ RODRIGUEZ   ANA RODRIGUEZ   ANA E RODRIGUEZ   ANA HERRERA RODRIGUEZ   ANDREW ARTHUR RODRIGUEZ   ANGEL RODRIGUEZ   ANGEL EDUARDO RODRIGUEZ
ANGEL L RODRIGUEZ   ANGEL VENEGAS RODRIGUEZ   ANTONIO GOMEZ RODRIGUEZ   ARELI TORRES RODRIGUEZ   AURELIA ELENA RODRIGUEZ   BARBARO LUIS RODRIGUEZ   BRANDON ALEXANDER RODRIGUEZ   CARLOS E RODRIGUEZ
CONSUELO RODRIGUEZ   CORY M RODRIGUEZ   DAISY C RODRIGUEZ   DAMIAN RODRIGUEZ   DANIEL RODRIGUEZ   DOMINIC S RODRIGUEZ   ERIK MICHAEL RODRIGUEZ   FERNANDO CARRILLO RODRIGUEZ   FILIBERTO RODRIGUEZ
FRANCISCO ESCAMILLA RODRIGUEZ   FREDY RODRIGUEZ   GEOFFREY LEE RODRIGUEZ   GERARDO DIAZ RODRIGUEZ   JENIFFER RODRIGUEZ   JENIFFER RODRIGUEZ   JESSICA RODRIGUEZ   JESUS RODRIGUEZ   JESUS BELTRAN RODRIGUEZ
JESUS M RODRIGUEZ   JILL ANN RODRIGUEZ   JOEL RODRIGUEZ   JORGE ARMANDO RODRIGUEZ   JORGE MANUEL RODRIGUEZ   JOSE RODRIGUEZ   JOSE A RODRIGUEZ   JOSE A RODRIGUEZ   JOSE LOPEZ RODRIGUEZ   JOSE MURILLO RODRIGUEZ
JOSE R RODRIGUEZ   JOSE R RODRIGUEZ III   JOSE SOSA RODRIGUEZ   JOSEPHINE RODRIGUEZ   JUAN J RODRIGUEZ   JUAN LARA RODRIGUEZ   JUAN M RODRIGUEZ   JUAN MANUEL RODRIGUEZ   JUAN MARTIN RODRIGUEZ
JUSTIN RODRIGUEZ   JUSTIN LEE RODRIGUEZ   KATELYNNE N RODRIGUEZ   KEVIN RODRIGUEZ   KRISTY STEPHANIE RODRIGUEZ   LIONEL AUGUSTO RODRIGUEZ   LUIS BARRAGAN RODRIGUEZ   LUIS C RODRIGUEZ   LUIS D RODRIGUEZ
LUIS FERNANDO RODRIGUEZ   LUIS GOMEZ RODRIGUEZ   LUIS MILLAN RODRIGUEZ   MARCO A RODRIGUEZ   MARGARITA ORTIZ RODRIGUEZ   MARIO GARCIA RODRIGUEZ   MARIO VELASCO RODRIGUEZ   MARTHA ALICIA RODRIGUEZ
MARY LOU RODRIGUEZ   MAYOLO RODRIGUEZ   MIGUEL A RODRIGUEZ   MOISES RUIZ RODRIGUEZ   NATHAN RODRIGUEZ   NICHOLE RODRIGUEZ   PEDRO RODRIGUEZ   PEDRO G RODRIGUEZ   RAUL RODRIGUEZ   REYMUNDO RODRIGUEZ
RICARDO RODRIGUEZ   ROBERTO RODRIGUEZ   ROBERTO RODRIGUEZ   SERGIO C RODRIGUEZ   TINA MARIE RODRIGUEZ   TONY RODRIGUEZ   CRISTIAN RODRIGUEZ AGUIRRE   JUAN ANTONIO RODRIGUEZ AGUIRRE   RAMIRO RODRIGUEZ AGUSTI
MIGUEL HERNAN RODRIGUEZ ALBARRAN   JORGE DANIEL RODRIGUEZ ALVAREZ   ERICK ARTURO RODRIGUEZ CARPIO   ROLANDO RODRIGUEZ CASTRO   NORMAN G RODRIGUEZ FUNEZ   SERGIO A RODRIGUEZ GONZALEZ
YUNIOR RODRIGUEZ LORENZO   LUIS RODRIGUEZ MARTINEZ   PEDRO IVAN RODRIGUEZ OLIVAS   SALVADOR RODRIGUEZ PRECIADO   LUIS ORLANDO RODRIGUEZ SEEDERS   RONALD ROBERT RODRIGUEZ TOLENTINO
ENRIQUE RODRIGUEZ UZCATEGUI   DONALDO EMMANUEL RODRIGUEZ VALDEZ   JOAQUIN A RODRIGUEZ VEGA   MANUEL A RODRIGUEZ-CRUZ   JORGE RODRIGUEZ-LOPEZ   ANDRES D RODRIGUEZ-MARTIN   LUZ E RODRIGUEZ-ROLDAN
ANTONETTE M RODRIQUEZ   CORNELIO RODRIQUEZ   KARLA RODRIQUEZ   KATIE ELIZABETH RODRIQUEZ   RILEY ROE   DAVID L ROEDL   WILLIAM R ROENFELDT   NATHAN E ROESCH   BRETT M ROESCHLEIN   CODY P ROEWERT
GEORGE EDGAR ROFE   JOSEPH HENRY ROGAN JR   KIRA ROGATNIK   AMANDA BROOKE ROGERS   BRENDEN NOLLIS ROGERS   BRYAN L ROGERS   CARSON ALLEN ROGERS   CHARLES H ROGERS JR   CHARLES MICHAEL ROGERS
CHARLES P ROGERS   CHRISTOPHER ROGERS   CHRISTOPHER ROGERS   DANNY ROGERS   DERIK C ROGERS   DONNA A ROGERS   DONNA HALEE ROGERS   DONTATE L ROGERS   DOUGLAS N ROGERS   DUSTIN B ROGERS
EDWIN DEBERRY ROGERS IV   GREGORY P ROGERS   JEFFERY A ROGERS   JEFFREY S ROGERS   JONATHAN P ROGERS   LARRY STEPHEN ROGERS   MICHAEL ROGERS   MICHAEL L ROGERS   PAMELA GAYLE ROGERS   PATRICK MICHAEL ROGERS
REBECCA NICOLE ROGERS   SAMUEL ERIC ROGERS   SHARON G ROGERS   STEPHEN ROGERS   THOMAS C ROGERS JR   TYLER ROGERS   TYLER SCOTT ROGERS   TYLOR JAMES ROGERS   VERNON R ROGERS   WILLIAM MICHAEL ROGERS
SHANNON D ROGERSON   EDWARD S ROHDE   RYAN C ROHDE   STUART ROHL   TYLER ROHL   EVAN ROHR   JOHN W ROHR   JOEL E ROHRBACHER   BRYAN J ROHRER   STACIA DENISE ROHRER   OSCAR ENRIQUE ROJANO   DANIEL J ROJAS
JOSE DIOSDADO ROJAS   JOSE FLAVIO ROJAS   MICHAEL ANTONIO ANTONIO ROJAS   NICHOLAS ROBERT ROJAS   RAMIRO BANDA ROJAS   RICHARD WILLIAM ROJAS   RIGOBERTO ROJAS   CIPRIANO ROJAS ALVAREZ   JUAN A ROJAS ALVAREZ
ADRIAN ROJAS GAYTAN   CHRISTOPHER DAVID ROJO   TOORAJ ROKNI   JACOB K ROLAND   MATTHEW T ROLAND   TRAVIS S ROLAND   DEREK ALAN ROLLAND   WESLEY S ROLLINGS   BENJAMIN EDWARD DAVID ROLLINS   DAVID L ROLLINS
EDWARD ROLLINS   PHILLIP M ROLLINS   KELLY P ROLOFSON   JAMES E ROLOSON   IRINEO A ROMAN   JOSE L ROMAN   OSVALDO ROMAN   WILLIAM A ROMAN JR   WAYNE ROMANISHAN JR   STEVEN LAWRENCE GARY ROMANN
TERRAH L ROMANO   DANIEL JOSEPH ROMANOS   JAYCEE NICOLE ROMANS   BRADLEY CALEB ROMEDY   ALFREDO CABALLERO ROMERO   ARTURO FRANCISCO ROMERO   CELSO ROMERO   CLAUDIO ROMERO   EMILENE ROMERO
ERIC P ROMERO   HECTOR ESQUEDA ROMERO   ISIDRO ROMERO   JUAN ESCAREÑO ROMERO   KARINA V ROMERO   KEVIN R ROMERO   LEOPOLDO ROMERO   LUIS ENRIQUE ROMERO   LUIS M BALDERAS ROMERO   MARIA ASUNCION ROMERO
RAFAEL ALBERIC ROMERO   RICARDO ROMERO   RICARDO JAVIER ROMERO   VICTOR M ROMERO   JARLEN O ROMERO MATUTE   SHAWN T ROMEY   JAMEY BRANDON ROMHILT   MICHAEL ROMICH   CHRISTOPHER ROMINE
DARRELL WADE ROMINE   JUSTIN R ROMINE   REGINALD AUGUSTUS ROMINE   SCOTT DEAN ROMINE   ADOLFO ROMO JR   CARLOS JOEL ROMO   HERMINIO ROMO   JOSHUA ISAIAH ROMO   JUAN M ROMO   ANTHONY ROMO CORTEZ
EMMA RONDEAU   ROBERT R RONDEAU   FRANK RONDON   BRADEY A RONEY   SANDRA E RONNFELDT   JARED RONSKO   PATRICK A RONSPIES   BRITTA ROOK   JOSEPH LEE ROOK   MELISSA LYNN ROOKARD   RICHARD D ROOKER
RUSSELL J ROOKER   RANDY SCOTT ROOKS   CAMERON O ROONEY   STEPHEN ROONEY   SHAWN ROOPNARINE   ALIJAH J ROOT   ALDRIDGE DWIGHT ROPER   DALLAS C ROPER   GREGORY B ROPER   GREGORY L ROPER   TYREL ROPER
SAMUEL ROQUEL   HERMAN DOUGLAS RORICK   BENAHCEO RORIE   ANTHONY CARLOS P ROSA JR   JAVIER ROSA   JOSEPH ROSALES   JOSEPH M ROSALES   LUIS ANTONIO ROSALES   MARCO A ROSALES   OSCAR A ROSALES JR
OSIEL F ROSALES   ROBERT ROSALES   THOMAS J ROSALES   JOSE ROSALES TEJEDA   DAVID R ROSARIO   JOSUE ROSARIO   JULIAN ROSARIO   JUAN MIGUEL ROSARIO ROSADO   GUILLERMO GUTIERREZ ROSAS   LUIS MIGUEL ROSAS
FRED ALEXANDER ROSCOE   TODD A ROSCOE   RICHARD ROSCOVICH   CHAD TYLER ROSE   CODY A ROSE   COLTON ROSE   CRAIG J ROSE   DILLON WAYNE ROSE   ELDEN E ROSE   GERALD ROSE   JASON M ROSE   JAYDEN MYLES ROSE
JAYME L ROSE   JOHNATHON L ROSE   MICHAEL W ROSE   NATHAN M ROSE   NATHANIEL CORDELL ROSE   PAUL E ROSE   REX WILLIAM ROSE   ROBIN ROSE   RONALD ROSE SR   RYAN MATTHEW ROSE   RYKER ROSE   STEPHANIE ROSE
TRAVIS L ROSE   ROWDY LEE ROSEBROCK   CHRISTOPHER R ROSEKRANS   LARRY ROSEN   KEVIN D ROSENAU   ROBERT D ROSENBAUM   ANDREA R ROSENBROCK   DAVID R ROSENE   ELIZABETH SOPHIA ROSENE   ROBERT WYATT ROSENE
ADAM L ROSENKRANS   DANIELLE L ROSENKRANS   CONNOR MCCLURE ROSEN-ST JOHN   DAVID ROSEWARN   ANISH A ROSHAN   ASFANDIAR ROSHANGAH   CARLOS ROSILLO   FERNANDO ROSILLO   RUDI J ROSINSKI   TYSON RAY ROSKELLEY
NATHAN ROSKI   ZACHARY ROSKI   JAMES ERIC ROSLEVICH   ANDREW M ROSS   BARBARA LATRICE ROSS   BOBBIE L ROSS   CHARLES A ROSS   CODY LEE ROSS   CRAIG ROSS   DARREN A ROSS   GARRETT LEON ROSS   HERMAN ROSS JR
JENNA GRAFF ROSS   KEENAN A ROSS   MICHAEL L ROSS   REBECCA ROSS   SARAH ROSS   COLLEEN P ROSSETER   SARAH NICOLE ROSSETER   JENNIFER ROSSITER   RYAN ROBERT ROSSITER   ALEXANDER J ROSSMAN   JARED L ROSSMAN
DANIEL RYAN ROTENBERRY   JOHN WESLEY ROTENBERRY   ANDREW LINDSAY ROTH   BRIAN DANIEL ROTH   DAVID LEE ROTH   DEREK ROTH   FRED T ROTH   GRANT J ROTH   KENT M ROTH   TYLER L ROTH   JOSEPH H ROTHENBURG IV
ANTHONY L ROTHERHAM   GREGORY A ROTHERMICH   RYAN JAMES ROTHROCK   ELYSHA HELENE ROTHSTEIN   RYAN ROTHWELL   BRENT A ROTTE   SKYLER RICHARD ROTTGER   TYLER F ROTTGER   MATTHEW J ROTTMAN   LARRY ROUNDS
LA'SHANTENA ROUNDS   ROGER A ROUNDS   HUNTER G ROUNSAVILLE   BRIAN K ROUNTREE   RONNIE ROUNTREE   ERICK S ROUSE   KEVIN S ROUSE   ELIZABETH A ROUSH   DAVID D ROUSSEAU   ALAN ROUSSON   JAMES C ROVITO
LARRY EDWARD ROWAN   LAURA BETH ROWAN   LYNDON TODD ROWBOTHAM   DAVID W ROWDEN   BRAYDEN NICHOLAS ROWE   JASON L ROWE   JASON M ROWE   MICHAEL ROWE   NICOLE ROWE   DAVID E ROWELL JR
ISAAC JAMES ROWELL   JOHN WESLEY ROWELL   JOURNIE O DONNAL ROWELL   JOHN A ROWLAN   AARON ROWLAND   BETHANIE HOPE ROWLAND   JARED TIMOTHY ROWLAND   JEFFREY A ROWLAND   JENNIFER ROWLAND
BRANDON AUBREY ROWLETT   JARED A ROWLETT   BROCK THOMAS ROWLEY   JON D ROWLEY   SHAE B ROWLISON   TYLER LYNN ROWLISON   ALLISON ROWNTREE   AMBER N ROWTON   BRIAN ROY   BRIAN ROY   FRANK ROY   JOSHUA ROY
RICHARD ROY   ROBERT W ROY JR   SHANE M ROY   DANIEL ROYAL   GORD ROYAL   TANYA M ROYBAL   RICHARD Y ROYER   RUBEN J ROYER   CRAIG ROYLE   SCOTT ROYLE   JAMIE ROYS   JOSHUA D RUARK   SAMUEL DAVID RUBADUE
MANUEL RUBALCAVA   RODNEY L RUBENSTEIN   AARON J RUBIO   ANTHONY RUBIO   BRANDON ALDAIR RUBIO   CHRISTOPHER ALFONSO RUBIO   FRANCISCO MARTINEZ RUBIO   FERNANDO RUBIO DE ANDA   MARIO RUBIO DE ANDA
JOSE LUIS RUBIO MARTINEZ   GREGORIO RUBIO VELAZQUEZ   CHRISTOPHER RUCCO   CARLOS J RUCKER   DUSTY LEE RUCKER   JEFFREY V RUCKER   KENNETH MICHAEL RUCKER   ANGELA M RUCKMAN   JAMES THOMAS RUCKMAN
KENNETH JAMES RUDD   DYLAN B RUDDER   PAUL RUDDICK   TIMOTHY J RUDDICK   BRYAN C RUDLOFF   JASON S RUDOLPH   DENNIS K RUFF   JOHN RUFFENACH   ANTIONNE RYDELL RUFFIN   DEANDRE NAJEE RUFFIN   KIM BRITT RUFFIN
RODNEY RUFFIN   GARRET MASON RUGE   BRETT A RUGG   DOLAN J RUGGLES   MICHAEL RUGGLES   JAIME RUIVO   ALBERTO NA RUIZ   ALEJANDRO MARISCAL RUIZ   CARLOS ALVAREZ RUIZ   EDGAR ISRAEL RUIZ   EFRAIN CORONA RUIZ
ERIBERTO RUIZ   ERIC R RUIZ   FERNANDO MURILLO RUIZ   GILBERT RUIZ   ISMAEL RUIZ   JAVIER IZQUIERDO RUIZ   JOE RUIZ   JOSE SANTOS RUIZ   KEVIN PADILLA RUIZ   LEO RUIZ   LUIS RUIZ   LUIS DIAZ RUIZ   LUIS MAGAÑA RUIZ
MANUEL RUIZ   MISAEL RUIZ   SALVADOR D RUIZ   SARA L RUIZ   SELENE RUIZ   JUAN JOSE RUIZ LARA   RAFAEL RUIZ NARANJO   KAREN JUDITH RUIZ TRISTAN   ZACHERY A RUMANS   JEFFREY RUMBO   HARRY L RUMPH IV
BRECK NICKOLAS RUMSCHLAG   LUKE RUNDE   MARK A RUNDLES   EDWARD K RUNION   LORI LEE ANN RUNYON   STEVEN RUOFF   NAVIN RUPAN   ANTHONY RUPE   DEAN M RUPP   JOSHUA M RUPPERT   KATHALEEN K RUPPERT
ANTHONY A RUSH   DEBORAH J RUSH   JUSTIN S RUSH   STEVEN JAMES RUSH   JAMES THOMAS RUSHEN   ANTHONY RUSHING   JOSEPH GREGORY RUSHING   WILLIAM WARREN RUSHING II   AUSTIN TIMOTHY RUSHTON
JACOB MICHAEL RUSINKO   CHRIS ELLIS RUSK   JILLIAN RUSS   WARREN RUSS   MORGAN RUSSAW   ROCK ANTHONY RUSSEK   BILLY RAY RUSSELL   BRANDON TREY RUSSELL   BRYAN K RUSSELL   BRYCEN RUSSELL   BRYSON RAY RUSSELL
CAROLYN C RUSSELL   CHRISTOPHER J RUSSELL   COLBY DALTON RUSSELL   EDWARD E RUSSELL   GARY L RUSSELL   HUNTER THOMAS RUSSELL   JACK B RUSSELL   JOEL W RUSSELL   JONATHAN A RUSSELL   JUSTIN MATTHEW RUSSELL
KRISTEN R RUSSELL   LAUREN RUSSELL   MATTHEW AARON RUSSELL   MICHAEL STEVE RUSSELL JR   NICHOLE JOY RUSSELL   NICK ALEXANDER RUSSELL   PATRICK RUSSELL   RICHARD L RUSSELL   ROBERT ANDREW RUSSELL
ROBERT L RUSSELL   ROMAN L RUSSELL   SCOTT A RUSSELL   SHARON L RUSSELL   SHAWN RUSSELL   SOMMER RUSSELL   THOMAS J RUSSELL   TIM RUSSELL   TODD EASON RUSSELL   TRUEN RUSSELL   VALERIA MICHELLE RUSSELL
SHEMKA R RUSSELL-BROWN   JEFFREY D RUSSO   DANIEL RUST   KEITH RUSTAN   NICHOLAS Q RUTH   SVEN M RUTH   ALBERT CHARLES RUTHERFORD   ANTHONY SCOTT RUTHERFORD   BRADEN M RUTHERFORD   JAMES MATTHEW RUTHERFORD
JASON LEE RUTHERFORD   ROBERT W RUTHERFORD   ROSS S RUTHERFORD   FREDERICK GRANT RUTHSTROM   MARK FRANCIS RUTKOWSKI JR   AMY E RUTLAND   WILBERT E RUTLAND   ASHLEY M RUTLEDGE   GREGORY A RUTLEDGE
NICKIE J RUTLEDGE   LARRY KOLE GREYSON RUTSCHMAN   IRVING FRANCO RUVALCABA   ROCIO RUVALCABA   JOEL RUVIO FIGUEROA   LEANDRO S RUZO   ZAKHAR VALENTINOVICH RYABIY   BRADLEY RYAN   CHARLES E RYAN
CRAIG L RYAN   EDWARD J RYAN   JOSHUA E RYAN   LEON MARSHALL RYAN III   LOGAN JOSHUASTUART RYAN   MATTHEW J RYAN   MICHAEL RYAN   ROBERT RYAN   RONALD A RYAN JR   SCOTT RYAN   SCOTT T RYAN   BRENDON RYAN-LAUZON
WILLIAM EDWARD RYBARCZYK   JOHN RYCHLIK   MARK S RYDELL   JARED DAVID RYKER   KYLE R RYKER   RACHAEL I RYLAND   MICHELLA LEE RYLES   MATHEW RYNEARSON   STEPHEN A RYS   MARCIN RZEPECKI   NAJI SAADAT
ROMAN T SAAGA   LAURA D SAATHOFF   ANDRES CHAVEZ SAAVEDRA   KEVY DANIEL SAAVEDRA   ELVIN SABADO   CRYSTAL SABADOS   MICHAEL JAY SABIA   COSME SABLADA   MARILOU SABLADA   JASON PERRY SABOLBORO
ERYX V SABULSKY   MATTHEW SABYAN   CONSTANCE M SACCO   JOHN P SACCO   MARK SACCO   ADAM N SACHLEBEN   DEREK M SACKETT   TREVOR JASON SACKETT   ABDOULAYE SACKO   PRABHAKAR SADAIYANDI   BILLY SADDLEBACK
GAGE SADDLEBACK   HUNTER R SADLER   JEFFRESS SADLER   RONALD A SADLER   AARON R SAEGEBARTH   JEREMIAH DEAN VIRGIL SAFFELL   VANCE A SAFLEY   BRIAN SCOTT SAFRIT   JERRY SAGER   ROHIT SAHAI   HAMED SAHAK
SANDEEP SAILOPAL   ROBERT JAMES SAINCOME   JONATHON T SAINDON   SHALINI SAJJAN   NATHAN JOSEPH SAKEVICIUS   KYLE P SAKOS   SHERRI N SAKOS   BARATHKUMAR SAKTHIVEL   SATHISH SAKTHIVEL   SELVAGANAPATHI SAKTHIVEL
ROLANDO SALAIZ   JOSE CONTRERAS SALAMANCA   MICHAEL SALAMONE   DARIEN SALAS   ERICK MEJIA SALAS   GILBERTO BENJAMIN SALAS   ISMAEL SALAS   JAIME SALAS   JORGE MADRIGAL SALAS   JOSE LUIS SALAS   MARTIN SALAS
ORLANDO SALAS   RICARDO SALAS   JOANET SALAS COLLAZO   BRANDON SALAS ESTRADA   VERONICA SALAZA VILLARREAL   ANAI SALAZAR   ANDRES SALAZAR   ANDREW TIAGO OLIVEIRA SALAZAR   DANIEL SALAZAR   ELISEO SALAZAR
EZEQUIEL SALAZAR   JOSE GUTIERREZ SALAZAR   JUAN RUIZ SALAZAR   LORENA JAQUELINE SALAZAR   MELISSA GAYLE SALAZAR   MIGUEL GUTIERREZ SALAZAR   RICARDO GALVAN SALAZAR   SAMUEL EDRIC SALAZAR   XAVIER R SALAZAR
YANELI SALAZAR   JAIME SALAZAR BAUTISTA   JAVIER SALAZAR MATA   VICTOR RAMON SALAZAR SANCHEZ   HEIDI RAMOS SALCEDO   ARBIN O SALCEDO CAMPUZANO   JUAN E SALCIDO TORRES   ANTHONY JULIANA SALDANA
JESUS B SALDANA   JOSE SALDANA   JUAN M SALDANA   ANGEL L SALDANA RODRIGUEZ   JAMES K SALE II   GEORGE EDWARD SALES III   TIM SALES   BRYAN JOSUE SALGADO   SYLVANA SALGADO   JOSE L SALGUERO   TIMOTHY D SALHEISER
GERARDO SALINAS   JUAN F SALINAS   SHAILA SUPERABLE SALINAS   JESSICA ENEREIDA SALINAS DE ADAMES   MARTIN SHANE SALISBURY   TINA DIANNE SALISBURY   RICHARD SALLEE   THOMAS JAMES SALLEY   RICO R SALLIE

JAMIE L SALM NATHEIR AYED HMMAND SALMAN SAEED SALMAN LOGAN T SALMON JENNIFER SALO JAKE SALOMONE DONALD J SALSBERRY GREGORY L SALTERS KENRICH MAURICE SALTERS ERIC SALTZMAN
JASON BYRON SALTZMAN LOGAN BYRON SALTZMAN GEORGES SALUMU ADAN SALVADOR IZQUIERDO MICAH R SALVETTI MICHAEL J SALVO ALEXANDRIA N SALYERS WILLIAM T SALYERS GILBERT O SAM KIRANSAIKUMAR SAMA
SHELDON SAMAI JOHN J SAMARO JR KELVIN SAMAROO KURT SAMAROO ARTURO SAMARRIPA JR ARTURO E SAMARRIPA DILLIBABU SAMBATH MARCUS JULIAN SAMBRANO RICHARD SAMBRANO KEVIN R SAMFORD
ESWARI SAMINATHAN WILLIAM SAMMON JERRY V SAMONTE MEGAN M SAMPAIO CHRISTOPHER SAMPLE CHRISTOPHER PAUL SAMPLE MATTHEW TYLER SAMPLE COURTNEY SHEPHERD SAMPLES STEPHEN COLTON SAMPLES
RYAN CHRISTOPHER SAMPLEY AMY L SAMPSON JENNIFER H SAMPSON MARK R SAMPSON LISA DIANNE SAMSON RAYMOND FULGENCIO SAMSON MANOJ SAMSUNDAR ALCARIO L SAMUDIO JENNIFER DIANE SAMUDIO
SHINY SAMUEL DURAI SAMY CODY C SAMUELSON DURGA SANKAR SAMY TAM A SAN MIGUEL ANGEL SAN MARTIN ANTONIO JR SAN MIGUEL FREDY SANABRIA RUIZ NAGABABU SANAPALA ANDREZA SANCHES ROSZA
ALAN CEJA SANCHEZ ALEJANDRO J SANCHEZ ALEX S SANCHEZ AMY M SANCHEZ ANEL SANCHEZ ARTURO SANCHEZ CAMILO SANCHEZ CANDACE NICHOLE SANCHEZ CARMEN SANCHEZ CODY SANCHEZ CONRADO SANCHEZ
DANIEL E SANCHEZ EDDY SANCHEZ EDGAR SANCHEZ EDGAR HERNAN SANCHEZ EDUARDO RUIZ SANCHEZ ELIEZER E SANCHEZ FEDERICO SANCHEZ GABRIEL SANCHEZ GERARDO RUBIO SANCHEZ HECTOR SANCHEZ
JAIME SANCHEZ JORDYN A SANCHEZ JORGE SANCHEZ JOSE CENTENO SANCHEZ JOSE LUIS SANCHEZ JOSE LUIS SANCHEZ JOSE O SANCHEZ JOSEPH T T SANCHEZ JOSETTE SANCHEZ JOSUE LOPEZ SANCHEZ JUAN SANCHEZ
JUAN MANUEL SANCHEZ JUAN QUEZADA SANCHEZ LUIS CENTENO SANCHEZ LUIS MENDOZA SANCHEZ LUIS SERVIN SANCHEZ MANUEL SANCHEZ MARCHITA L SANCHEZ MARIO SANCHEZ JR MIGUEL ANGEL SANCHEZ
PEDRO C SANCHEZ RAFAEL ALEJANDRO SANCHEZ RAUL CISNEROS SANCHEZ ROBERTO LEON SANCHEZ SALVADOR SANCHEZ SAMUEL A SANCHEZ SILVIA MAGALLANEZ SANCHEZ SILVIA RAMOS SANCHEZ SONNY O SANCHEZ
STEPHANIE D SANCHEZ TIMOTEO C SANCHEZ VICTOR E SANCHEZ ERICK F SANCHEZ ALVAREZ ORBERTO SANCHEZ ALVAREZ FRANCISCO JAVIER SANCHEZ CARRERA ALEJANDRA SANCHEZ ESCOBAR JOSE ENRIQUE SANCHEZ GALLEGOS
JOSE SANCHEZ RIVAS KRISTOFFER O SANCHEZ VIRGEN JESUS SANCHEZ-AVINA KYLE BRADLEY SANDBERG ADAM C SANDEFER ANDREW J SANDERS ANGELO SANDERS ANTHONY JERROD SANDERS CAROLE MARIE SANDERS
CHRISTOPHER A SANDERS CHRISTOPHER M SANDERS ESAIAS J SANDERS GREGORY RENAUD SANDERS SR JAMES K SANDERS JOHN S SANDERS KEITH Q SANDERS LARRY D SANDERS MACK D SANDERS MESSERLINA R SANDERS
MICHAEL CLIFTON SANDERS MICHAEL RAY SANDERS RICHARD EVAN SANDERS RICHARD N SANDERS RONALD TODD SANDERS RYAN B SANDERS WESLEY RICHARD SANDERS WILLIAM J SANDERS WILLIAM W SANDERS JR
WINFRED DEAN SANDERS VINCENT J SANDERS-BREWER JANELLE M SANDERSON MICHELLE RACHAEL SANDERSON NICHOLAS SANDERSON TIFFANI LYNN SANDERSON EDWARD SANDI MICHAEL L SANDIFER JAMES SANDLIN
MICHAEL T SANDLIN ALBERTO CHAVERO SANDOVAL ALEJANDRO SANDOVAL ARMANDO R SANDOVAL BRANDON VINICIO SANDOVAL DANIEL RICHARD SANDOVAL MARIA SERRANO SANDOVAL MARIO ESPINOZA SANDOVAL
SAMUEL SANCHEZ SANDOVAL VIRGINIA RAQUEL SANDOVAL JOSE A SANDOVAL ORANTES TANGIA RENEA SANDRIDGE ANTONIO SANDS KENNETH R SANDS JOHN PATRICK SANDUSKY SYLVAN OSBORN SANDY BRIAN KEITH SANFORD
CODY SANFORD JASON TIMOTHY SANFORD LUKE ALLEN SANFORD RONALD EUGENE SANFORD LAWM SANG BALAMURUGAN SANGARALINGAM RAVI KUMAR SANJEEVI SIVAKRISHNAN SANKAR PALANI SANKER KYLE A SANKEY
JAMES BRADFORD SANSBURY GABRIEL G SANTA LINETTE M SANTALIZ REDONDO FLAVIO SANTAMARIA ISMAEL SANTAMARIA MATILDE SANTAMARIA ALBERTO SALDIVAR SANTANA ESTEBAN SANTANA JOSE ANTONIO SANTANA
JOSE CASTILLO SANTANA MICHAEL SANTANA ARMANDO SANTANA HERNANDEZ NICOLE A SANTANNA OSCAR PINEDA SANTEÑO ADDISON MANUEL SANTIAGO ANDRES SANTIAGO BRYAN HERNANDEZ SANTIAGO
JUAN CARLOS SANTIAGO MELVIN SANTIAGO RIGOBERTO GARCIA SANTIAGO RUBEN SANTIAGO FERNANDO SANTIBANEZ JR OSCAR SANTIBANEZ ISMAEL CERVANTES SANTILLAN JORGE SANTILLAN RODOLFO SANTILLANO VALENZUELA
GILBERTO SANTILLO-ORTIZ JAMES LEE SANTISTEVAN DANIEL SENCION SANTOS JOAQUIN E SANTOS JOSE ALBERTO SANTOS JUAN F SANTOS CESAR SANTOS MEDINA VICTOR M SANTOS-CORALES CRISTIAN MARTINEZ SANTOYO
JOSE L SANTOYO JOSE LUIS SANTOYO UMBERTO SANTOYO SNEHA SUDHAKAR SAPATE HARSHITH REDDY SARABUDLA LIHAR A BENJAMIN SARAGIH EMILIANO SARAT DINESHKUMAR SARAVANAN SUNDAR SARAVANAN
SANTOS SARAVIA GONZALES LEONARDO SARELLANA-NEVAREZ OLIVIA SARGEANT THOMAS SARGEANT CHRISTOPHER SARGENT DANIEL E SARGENT STEPHEN C SARINE SWAPAN SARKAR MELODY L SARKIES
COREY WAYNE SARKISIAN RICHARD SARKISIAN PAVEL SARKISYAN RODRIGO SARMIENTA TORRES PETER L SARNO GIDEON SARPONG SR BUD E SARRACINO JASON SCOTT SARRATT BILLY SARTAIN CODY BAILEY SARTAIN
CODY DON SARTIN JAMES C SARTIN JR DUSTIN L SARVER BOOPATHI SASIKUMAR TERENCE L SATCHELL LAUREN A SATCHWELL RODNEY S SATCHWELL GOVARDHANAN SATHYAMOORTHY CARLOS E SATIZABAL
FRANKLIN KEITH SATTERFIELD KATELYN SATTERFIELD RANDALL JORDAN SATTERFIELD ROBERT E SATTERFIELD TODD ALAN SATTERFIELD KEVIN RANDALL SATTERWHITE KREIGHTON BROCK SATTERWHITE DYLAN ROBERT SATZGER
CYNTHIA NUNEZ SAUCEDA JOSE RUIZ SAUCEDO ROGELIO SAUCEDO ARIEL ZAITH SAUCEDO SANCHEZ HERMAN SAUCIER TIMOTHY B SAUER TAMMY JO SAUL TERRY A SAULEY ROLLY SAULS RONNIE NO MIDDLE NAME SAULSBERRY
JAYSEN ELLIS SAUNDERS JOSHUA J SAUNDERS KATRINA SAUNDERS MAURICE L SAUNDERS NATHAN AVERY SAUNDERS NEAL R SAUNDERS ROGER SAUNDERS TREVOR SAUNDERS JOSEPH A SAUSER WILLIAM J SAUTER
MICHAEL P SAVAGE WILLIAM W SAVAGE ANTON SAVERIMUTHU JEAN-GUY SAVOIE MICHAEL SAVOY KEVIN SAWCHYN EMILLIO SAWH ADDISON B SAWYER ALAN SAWYER DAVID SAWYER DERRICK L SAWYER
JACKIE LEE SAWYER JODY S SAWYER JOEL WAYNE SAWYER JOSHUA JARED SAWYER KEVIN JAMES SAWYER LARRY MATTHEW SAWYER LUTHER H SAWYER JR TRACY SAWYER JOSEPH SAWYERR-GREY NOEL T SAXTON
PAUL SAYER GAYLAND C SAYLES JOSHUA CALEB SAYLES MARY M SAYLOR MICHAEL SAYLOR ROB SAYLOR STEVEN J SAYLOR ZACHARY A SAYLOR BRENDA SAYRE RYAN JAMES SAYRE ZACHARY TYLER SAYRE
NICHOLLE A SAZAMA EFRAIM SAZON CHRISTOPHER SCAFANI DEREK J SCAFF NATHAN JAMES SCAFF CAROL SCALES THOMAS P SCALES BRENDA L SCALETTA PHILIP EFRAIN SCALF JAMES S SCALISE JOHN E SCAMIHORN III
KATHERINE ANGELA SCANGA THOMAS SCARBER JOSHUA SCARBOROUGH JUSTIN SHAY SCARBOROUGH SHIRLEY A SCARBOROUGH DAVID L SCARBROUGH DAVE SCARLETT MATTHEW E SCERBAK DARLENE J M SCERRA
DOUGLAS A SCHAAD JASON TODD SCHAAD JASON W SCHAAF JEREMY DONALD SCHABER ZACHARY M SCHABER ALEX JONATHAN RAY SCHACHER PATRICK J SCHAECHER TYLER M SCHAECHER ASH SCHAEFER
CHRISTIAN A SCHAEFER MARK SCHAEFER RANDY MICHAEL SCHAEFER ROBERT J SCHAEFER ADAM SCHAFER JOSHUA DAVID SCHAFER MAGIE B SCHAFER DAVID SCHAFF GARETT M SCHAFFER CAROL A SCHALKEWITZ
STEVEN A SCHAMP RODNEY A SCHANEMAN JR STACY L SCHANNEN TERRY CLAYTON SCHARCKLET SCOTT SCHARETT BRANDON SCHARFETTER DANIEL JOSEPH SCHARN JAMES P SCHARNER BERNARD H SCHARR BRIAN T SCHART
MICHAEL P SCHATT WALTER B SCHATT MATTHEW J SCHAUER MICHELLE SCHEDEL ROBERT P SCHEIDERER LOGAN SCHELL SANDRA KAY SCHELL TERRENCE SCHELLENBERG LORA A SCHELLER DANITA M SCHELLPEPER
BRANDON W SCHEMBRA VICTOR SCHEMBRI ERROL PAUL SCHENDELER KIMBERLY M SCHENK BRYAN S SCHENKEL JASON K SCHERMERHORN MICHAEL R SCHERMERHORN JULIE A SCHESSLER MYLON JOSEPH SCHEXNIDER
CADELL A SCHICK STEPHEN CRAIG SCHICK JENSON SCHIEBEL SCOTT A SCHIEL SAMANTHA MARIE SCHIESS RONALD MATTHEW SCHIFFLI DIANE M SCHILLAWSKI DAVID PAUL SCHILLE SEAN C SCHILLER JOSEPH A SCHILPP
ROY SCHIMMING DAYLEN B SCHINBECKLER DAYMON W SCHINBECKLER JEREMY K SCHINCK TIMOTHY JAMES SCHINDELE JASON R SCHINDLBECK ROBERT B SCHINDLEDECKER MARKEE SUE SCHINDLER RYAN P SCHIPPER
GARRETT PAUL SCHIRMACHER ELDON L SCHLABACH DEVIN J SCHLAUCH MICHAEL A SCHLAUCH JASON P SCHLECHT MARK K SCHLEIGER JEFFREY SCHLEMMER LYNETTE L SCHLEMMER MATTHEW J SCHLERETH
PAUL V SCHLERETH ANDREW E SCHLESS RYAN LYN SCHLICHTENMYER ELIZABETH LOUISE SCHLICHTER THOMAS R SCHLICKBERND CHAD M SCHLIE MICHAEL J SCHLIEWE KYLE SCHLOEGL WAYNE LEROY SCHLOSSER
CAROLYN E SCHLOTE DEREK L SCHLOTE JAEGAR SCHLUMPBERGER DAN A SCHMALZ TYLER SCHMALZ STEVEN O SCHMEDER DAVID SCOTT SCHMELTER ADAM M SCHMIDT GARY A SCHMIDT JACOB DYLAN SCHMIDT
JOSEPH A SCHMIDT KEVIN MYKEL SCHMIDT LEVI G SCHMIDT MARK J SCHMIDT NELSON RAYMOND SCHMIDT NINA LORRENE SCHMIDT RODERIC SCHMIDT TAMMY LEE SCHMIDT KRISTIN R SCHMIT JEFFREY A SCHMITT
KYLE J SCHMITT MATTHEW THOMAS SCHMITT ANDREW F SCHMITTER JOHN SCHMITZ JEFFREY THOMAS SCHMUTTE CHARLES A SCHNECKENBERGER IV ADAM WILLIAM SCHNEIDER BRYAN SCHNEIDER CHARLES ROBERT SCHNEIDER
DANIEL SCHNEIDER DARLA SCHNEIDER JAKE THOMAS SCHNEIDER SAMUEL PAUL SCHNEIDER CAMERON SCHNELL JOHN SCHNELL SCOTT A SCHNELLER TANNER BLAKE SCHNETZLER TIMOTHY R SCHNIEDERS LARRY SCHNITTKER
CHAD M SCHNOOR HEATH A SCHNOOR JASON D SCHNOOR JAMES L SCHOEN PAUL FRANZ SCHOENBERGER JESSICA LYNN SCHOETTMER DUSTIN RAY SCHOLLIAN JO-DEE SCHOMAKER MURRAY K SCHOMAKER PERI S SCHOMAKER
BRIAN P SCHOMMER DAVID YUN SCHOO AMANDA PAIGE SCHOOLCRAFT JACOB RYAN SCHOOLCRAFT JOSEPH R SCHOOLCRAFT BRYAN SCHOOLEY JASON SCHOOLEY MATTHEW P SCHOOLEY WILLIAM LOGAN SCHOPPERT
JEFFERSON J SCHOTT THEODORE ROY SCHOTT MALIN SCHOUTEN CAROL B SCHOWE CURTIS JOHN SCHRADE CONNOR CHASE SCHRADER JUSTIN SCHRADER TONY R SCHRADER SETH THOMAS SCHRAEDER GARRETT DANE SCHRANTZ
GENE A SCHREIBER KALE THOMAS SCHREINER NICHOLAS M SCHREINER DEREK SCHRENK PAUL SCHREURS JOHN SCHREYER HARRY D SCHROCK JOHN M SCHROCK JON M SCHROCK KENNETH D SCHROCK KENNETH L SCHROCK
KEVIN C SCHROCK BRYCE SCHROEDER JESSE A SCHROEDER MICHELLE M SCHROEDER RYAN W SCHROEDER CHAD SCHROER SEAN MICHAEL SCHROERLUCKE MIRIAM SCHROETER KATHLEEN DIANE SCHROLL TIMOTHY LEIGH SCHROLL
STEPHANIE M SCHUBERT MICHAEL SCHUEREN DOUGLAS S SCHUETTE WYATT E SCHUETTLER BRENDA LEE SCHULER MICHAEL J SCHULLER II DALE M SCHULTE JARED M SCHULTE BERNARD C SCHULTZ BRETT MICHAEL SCHULTZ
DAVID E SCHULTZ JUSTIN MICHAEL SCHULTZ LAUREN M SCHULTZ MATTHEW LANE SCHULTZ MICHAEL SCHULTZ NICHOLAS SCHULTZ NORMAN SCHULTZ RICHARD MICHAEL SCHULTZ WALTER E SCHULTZ WILLIAM PAUL SCHULTZ
AARON E SCHULZ BRENDA SCHULZ BRIAN R SCHULZ CODY ALAN SCHULZ JONATHAN SCHULZ PAMELA R SCHULZ TRAVIS C SCHULZ FREDRICK L SCHUMAN MATTHEW SCHUPNER WILLIAM GERALD SCHUPP AUSTIN L SCHURING
RODNEY L SCHURING CHRISTOPHER R SCHURMAN DENNIS J SCHURMAN BLAKE LOUIS SCHUSTER JAMES MICHAEL SCHUTT LARRY J SCHUTT TRACY L SCHUTZ MILES SCHWAB TREVOR SCHWAB ALEX L SCHWADERER
NATALIE J SCHWAMB JOSEPH SCHWAMBERGER JESSICA L SCHWARM JARED SCHWARTING CHRISTOPHER V SCHWARTZ RODNEY L SCHWARTZ TIMOTHY M SCHWARTZ TONY M SCHWARTZ ANTON M SCHWEIKL ERIC SCHWEIZER
NICOLE A SCHWEIZER MATTHEW D SCHWICKRATH SHANNON D SCHWINGDORF BRANDON LEE SCHWOEBEL JOSEPH SCIBETTA DREW MATTHEW SCIVALLY GUNNAR DAVID SCOGGIN STEPHEN CHRISTOPHER SCOGIN
CODY C SCOTHERN TYSON DEE SCOTHERN ADAM SCOTT ADAM D SCOTT ADAM E SCOTT ADAM E SCOTT ADAM NICHOLAS SCOTT ALYN MICHAEL SCOTT AMANDA KAYE SCOTT AUSTIN SCOTT BRANDON CHADD SCOTT
BRANDON JEROME SCOTT BRANDON PARKER SCOTT CARLOS D SCOTT CAROL C SCOTT CHAD A SCOTT CHASE LEVI SCOTT CHASON LEE SCOTT CHEYANNE SCOTT DAVID A SCOTT DAVID E SCOTT SR DAVID J SCOTT
DION SCOTT DUSTIN MAX SCOTT GARRETT MICHAEL SCOTT GARY SCOTT HANK R SCOTT HAROLD G SCOTT HAZEL M SCOTT IDA SCOTT JAMES A SCOTT JASON W SCOTT JEFFREY SCOTT JENNIFER SCOTT
JENNIFER MICHELLE SCOTT JESSE SCOTT JESSE L SCOTT JESSE M SCOTT JOEL FRANCIS SCOTT JOHN T SCOTT JOHNNIE LEWIS SCOTT JOSHUA LEE SCOTT KEEGAN MICHAEL SCOTT KEGAN T SCOTT KENNETH SCOTT
KENT D SCOTT LANDYN MAURICE SCOTT LARRY G SCOTT MARK S SCOTT MARY ESTHER SCOTT MICHAEL B SCOTT MICHAEL BILL SCOTT MICHAEL L SCOTT MICHAEL LEWIS SCOTT MICHAEL T SCOTT MITCHEL F SCOTT
NAKONA PATRICK SCOTT NICHOLAS A SCOTT RACHEL E SCOTT RHETT A SCOTT RONALD K SCOTT RUSSELL L SCOTT RYAN LEE SCOTT SEDRICK LENNORD SCOTT JR SHAWN AVERY SCOTT SHAWN B SCOTT STACY SCOTT
STEPHEN T SCOTT TERANCE SCOTT TONY LORENZO SCOTT TROY C SCOTT TYLER MICHAEL SCOTT TYRELL SCOTT WILLIAM L SCOTT IV DALTON SCOTT-WILLIAMSON BENJAMIN ROSS SCOVEL MARK A SCOVILLE
TREVOR SCOWEN AARON RYAN SCRANTON DARIAN ANTHONY SCRANTON ERNIE A SCRIBNER JOSHUA R SCRIBNER NICHOLAS E SCRIBNER LANA S SCRIVNER CADDEN PAUL SCROGGINS MARSHALL NICOLAI SCROGGINS
WILLIAM H SCROGGINS DANIEL SCROPOS ECHO SHAVANTE SCRUGGS TYRICE SCRUGGS JOSEPH SCUCCATO JASON SCURK EARNEST B SCURRY DAREN S SEA MATTHEW SEABOLT JIMMY W SEAHORN GEOFFREY SEALE
THOMAS JOEL SEALE MATTHEW T SEALY SCOTT S SEAR II BRIAN HOWARD SEARLE LOGAN BURDELL SEARLE MARK A SEARLE CHADWICK B SEARS RICHARD ALLEN SEARS ROBERT EARL SEARS DANIEL JAMES SEASOCK
TAYLOR SEATON TYLER SEATON KENNETH E SEAY DIEGO SEBASTIAN CRISTINA SEBASTIAN BALTAZAR BALTAZAR DOMINGO SEBASTIAN FRANCISCO JUSTIN SEBNICK JAIMEE NICOLE SEBRING JUSTIN SAMUEL SEBRING
AUSTIN CHRISTOPHER SECREST CHADWICK L SECREST JOSHUA MARION SECREST DUSTIN M SECRIST KEEGAN J SECRIST SHELBY KENNETH SECRIST ZACHAIRE KIRK SECRIST DAMIAN SEDA ANDY MANUEL SEDA-COLON
KALE SEDERHOLM VADIVEL SEDHURAMAN LEOPOLDO SEDILLO RAJESH SEECHARAN KRISHNA SEEGOOLAM RICHARD SEEJATTAN PRATYUSHA SEELABOYINA MICHAEL L SEELMEYER NATHAN C SEELYE THOMAS SEEMEYER
GANESH SEENIVASAN SATHISH KUMAR SEENIVASAN SRINIVASAN SEERALAN VIJAI SEEREERAM ROBERT MATTHEW SEGARS DUANE I SEGER STEFAN L SEGER TRAVIS DUANE SEGER DYLAN SEGERSTROM TRINA SEGGER
GEORGE KENNETH SEGHINI JOSHWA DALTON SEGO CRUZ SEGOBIA ABRAHAM M SEGOVIA LONNIE STANLEY SEGOVIA CRISTOBAL TOMAS SEGURA RAFAEL SEGURA DANIEL SEGURA CERVANTES ANSHUMAN SEHDEV
ANDREW SEIBEL RONALD A SEIBERT BRIAN ARTHUR SEIDEL BRETT ROBERT SEIFERT ERIK W SEIFFERT DONNA D SEIGLE-VALADE WILLIAM G SEIPEL BARRETT J SEIPP BRIAN E SEITTER MICHAEL D SEITZ HOLTEN L SEITZINGER
ROBERT DOUGLAS SEIVERT MUTHU KRISHNAN SEKAR MICHAEL SHAWN SELBY SHANE EUGENE SELF TRAVIS SELF TYLER S SELF JEFFORD SELINGER JASON SELLAN DAMON VANCE SELLARS DYLAN R SELLARS
JON-MICHAEL SELLARS ANTONIO D SELLERS CHELSEA N SELLERS COLE HOFFMAN SELLERS MICHAEL J SELLERS SR NESSA MARIE SELLERS RICKEY LYNN SELLERS JR ADAM JAMES SELLIN CLAYTON R SELLIN TODD M SELLIN
JEFFREY G SELLS KEVIN SELLS RANDALL L SELMAN GOKUL SELVAM KANNAN SELVARAJ POOVARASAN SELVARAJ QUINCY TERON SELVY HIPOLITO PEREIRA SEMEDO TIMOTHY SEMONICH ANDREW SEN ANDREA SENESAC
BRANDON SENESAC JANICE SENGER CHARLIE SENIN JAMISON LYN SENITZ ADAM B SENNETT PAVAL SENTHAMIL SELVAN MALINI DEVI SENTHIL KUMAR PERUMAL SENTHILKUMAR KARUPPASAMY SENTHILMURUGAN
MURUGAN SENTHILVEL ALFREDO SEPULVEDA CARLOS A SEPULVEDA CARLOS AR SEPULVEDA NELSON CHEYENNE SEPULVEDA RAUL A SEPULVEDA GAUDENCIO SERAFICO-MARTINEZ GARRETT SERBA EMMA SEREDA
CHRISTOPHER D SERING JUSTIN CARTER SERLS DENNIS E SERRANO ISAAC SERRANO JACOBO SERRANO JEFFERY SERRANO LUIS ANTONIO SERRANO MILO SERRANO JOSE FABIAN SERRANO SILVA VICTOR ROBLEDO SERRATOS
DENIS SERRE GEORGE MICHAEL SERRES FERNANDO MERCADO SERVIN JOSE CONTRERAS SERVIN JOSE MARTINEZ SERVIN OSCAR CONTRERAS SERVIN JASON SESTA ERIC SETH JOSEPH SETTERBO DEVIN NIKOLAS SETTERS
STEVEN SETTLES DHIVYA SETTU HUGO SEVCIK JASON L SEVEDGE NICHOLAS L SEVERNS BRYAN S SEVERS KENNETH SEVERT JR RICHARD ALLEN SEVILLE RAYMOND SEWARD CODY SEWARDS JEREMY C SEWARDS
DUSTIN P SEXTON JASMINE L SEXTON JEFFREY KYLE SEXTON RONALD DWAYNE SEXTON WILLIAM SEXTON WILLIAM HENRY SEXTON DIANE SEYDLORSKY THAD D SEYL ALEXANDER J SEYMOUR CHRISTOPHER G SEYMOUR
RICHARD J SEYMOUR SCOTT SEYMOUR MICHAEL B SGARIGLIA RODNEY DUANE SHACKELFORD ZACKARY MALIN SHACKELFORD TYLER WILLIAM SHADDIX CORY ANDREW SHADLE BRIAN A SHAFER ROBERT A SHAFER
CHENOWETH LEE SHAFFER CORY DEAN SHAFFER KENNETH J SHAFFNER JIGAR D SHAH VARSHIL SHAH DONALD SHAHAN MICHELLE SHAHAN SHAHED SHAIK MOHAMMED MUKARRAM KHANS SHAJAHAN JOSEPH R SHALLEY
JEROME SHALLOW KARL J SHAMLEE AREY SHANKLE HADEN SHANKS RAMAKRISHNAN SHANMUGAM SIVAKUMAR SHANMUGAM RANJITHKUMAR SHANMUGANATHAN VIJAYAKUMAR SHANMUGARAJ EDWARD T SHANNON IV
JONATHAN RANDALL SHANNON LIAM MICHAEL SHANNON MATTHEW SHANNON ERIC R SHANTON ZACHERY NICHOLAS SHARBONO RIDGELY W SHARIETT VAHID NASSER SHARIFI BRIAN SHARLOW NARESHKUMAR U SHARMA
SANJEEV SHARMA BRIAN L SHARP CHRISTOPHER ROY SHARP KENDRA K SHARP MATTHEW SHARP MATTHEW ALAN SHARP QUINTIN F SHARP TILLMAN L SHARP ANTHONY GERMAINE SHARPE CHUCK SHARPE CRAIG E SHARPE
JOSHUA SHARPE ROGALL ADAM SHARPE ROSHEE OMAR SHARPE WILLIAM SHARPE MICHAEL D SHARRAR NICHOLAS RYAN SHARRAR SPENCER SHARRAR DONALD J SHARROCK WILLIAM SHARRON RITA SHARWARKO
ERIC DONOVAN SHATTO KURT A SHATTO DAVID SHATTUCK HUNTER D SHAUERS JEFFREY SHAUERS NICHOLAS HUNTER SHAULL JUSTIN D SHAVER CEDRIC TERELLE SHAVERS JR ADAM M SHAW DALE T SHAW DAVID F SHAW IV
DAVID F SHAW V FETIMA G SHAW GEOFFREY T SHAW HOURAISEAN A SHAW JAKE E SHAW JAMES P SHAW JAMES V SHAW JAMIE R SHAW JARED GRAHAM SHAW JEFFREY A SHAW KELLY J SHAW NICOLE KUNZLER SHAW
QUON S SHAW RYAN SHAW SHARON SHARISE SHAW SHAUN M SHAW SKYLER RHETT SHAW WAYNE KEITH SHAW WESLEY MICHAEL SHAW RUSSELL SHAWN SCOTT SHAWVER CHARLES SHAY CARTER SHEA
KENNETH JOHN SHEA TIMMY D SHEA SEAN K SHEAD RYAN KEITH SHEALY ANTHONY A SHEARER LUKE R SHEARER MARK W SHEARER CHATO SHEARES MAREL WEBB SHEARIN SCOTT M SHEARMAN TARA SHECKELL
COLLIN JOSEPH SHEDDEN CHRISTOPHER M SHEDWILL IAN SHEETS DOUGLAS R SHEFFER DUSTIN K SHEFFIELD TIMOTHY A SHEFFIELD WILLIAM TYLER SHEFFIELD AMELIA J SHEFFLER SHAIK SAOUD SHEIK MOHAMED RAFI
DESTINY GRACE SHELBY BRIAN P SHELDEN BRIDGET M SHELDEN DANIEL J SHELDEN STEVE SHELEFONTIUK TAYLOR N SHELINE JAMES BURTON SHELL NICHOLAS C SHELL BRANDON DALE SHELLEY DONALD E SHELLEY
JOANNE L SHELLEY JOSHUA SHELLY THOMAS SHELP THOMAS SHELP BRANDON SHELTON BRIAN P SHELTON CHARLES ELVIS SHELTON CLIFTON CODY SHELTON ETHAN CHARLES SHELTON JACOB TODD SHELTON
JAMES W SHELTON JEREMIAH PAUL SHELTON JONATHAN B SHELTON JOSEPH PAUL SHELTON KEITH SHELTON NATHAN SHELTON NICHOLAS W SHELTON NOAH L SHELTON II PATRICK NORTH SHELTON WILLIAM W SHELTON
TYE SHEMPERT CHARLES P SHENSHEW ANDERSON COLUMBUS SHEPARD APRIL LYNN SHEPARD BRODY SHEPARD DAVID A SHEPARD GERALD J SHEPARD JAMES ROBERT SHEPARD JR JASON DAVID SHEPARD STEPHEN M SHEPARD
TYLER LEE SHEPARD DANIAL D SHEPHERD DAVID A SHEPHERD DOUG SHEPHERD JOSHUA AARON SHEPHERD KEITH D SHEPHERD MARK JASON SHEPHERD MARK LEONARD SHEPHERD MATTHEW N SHEPHERD
NICHOLAS TALOR SHEPHERD RICHARD A SHEPHERD ROBERT W SHEPHERD RUSSELL T SHEPHERD JR RUSTY LEE SHEPHERD SCOTT SHEPHERD II JORDAN NICHOLAS SHEPLER KENNETH J SHEPLEY DAVID SCOTT SHEPPARD
JOHN W SHEPPARD JOSEPH W SHEPPARD JORDAN THOMAS SHEPPERSON JEROME SHERET-CUROTOLA PHOENYX IZAIAH SHERFIELD MUHAMMAD SALMAN SHERFUDEEN MICHAEL W SHERIDAN MICHEL R SHERIDAN
LAMARQUIS DESHAWN SHERIFF BRANDON R SHERMAN CHARLES E SHERMAN JR COLTON SHERMAN DEVIONE AUGUSTA SHERMAN EDWARD E SHERMAN FORREST MAJOR SHERMAN JOSHUA SHERMAN AARON LEE SHERRILL
ROBERT NATHANIEL SHERRILL SURAJ SHEKAR SHETTY DONALD R SHEVALIER ANDREW J SHIELDS BRANDON WAYNE SHIELDS DYLAN T SHIELDS JACOB TYLER SHIELDS JAMES WAYNE SHIELDS MATTHEW B SHIELDS
NATHAN SHIELDS NICHOLAS W SHIELDS PEYTON GREGORY SHIELDS TRAVIS SHIELDS WILLIAM SHIELDS HANNAH LEIGH SHIER STEVEN ANDREW SHIEW SCOTT A SHIFFLETT EDWARD M SHILLEY ERIC J SHILLING
JUSTIN ALLEN SHILT ANDREY VLADIMIROVICH SHIMKO BRANDI SHINGLER JEFFREY R SHINGLER JAMES ALLEN SHINKLE MATTHEW D SHINN RAHUL SHIPKULE SHAWN DANIEL SHIPLEY STEVEN L SHIPLEY TERESA CHARLENE SHIPLEY
WESLEY ALLEN SHIPLEY DENIS B SHIPMAN ADRIANNE SHIPP BILLY SHIRAH III LARRY D SHIREY NICHOLAS SAMUEL SHIRILLA BARBARA GAIL SHIRLEY KEVIN SHIRLEY LANCE EUGENE SHIRLEY PATRICK STEPHEN SHIRLEY
JOHN SHITTU KAILAS SHIVAJI AIWALE PARMESHWAR SHIVAJI PAWAR AJAY SHIVARAM KURANE BRIAN L SHIVELY JESSE LEE SHIVELY ERIC W SHIVERS TONY COLE SHIVERS MATTHEW SHKUDA MICHEAL RYAN SHOAF
KEVIN SHOCKEY MATTHEW DAVID SHOEFFLER COURTNEY SHOEMAKER CURTIS DALE SHOEMAKER JR JOSEPH SHOEMAKER PERRY R SHOEMAKER III STEVEN S SHOEMAKER JAKEB MATTHEW SHOFFNER DANIEL C SHOLES
ANTHONY SHOLL STEPHEN A SHONK SR DOUGLAS LAWRANCE SHOOK DYLAN MCCOY SHOOK MOSOPEFOLUWA OYETOLA SHOPEJU JAMES C SHORE MATTHEW J SHORE NICHOLAS W SHORE INGRID SHORES JESSE DWAYNE SHORES
CHRISTOPHER D SHORT CHRISTOPHER R SHORT CODY SHORT DANIEL J SHORT JACOB SHANNENDOAH SHORT JONATHON TYLER SHORT KEVIN M SHORT ROBERT DWAYNE SHORT SCOTT D SHORT RYAN SHORTEN
SCOTT G SHORTRIDGE WESLEY SHORTT DAVID L SHOTWELL JR KYLE LAWRENCE SHOUDEL LORI SHOUGH VIRGIL DOUGLAS SHOULDERS TOMMY E SHOUP PAUL E SHOVLIN JR LOGAN ANTHONY SHOWALTER SHAUN A SHOWALTER
CHRISTIAN E SHOWELL VALDEZ JOHN SHOWERS DALLAS A SHOWMAN KEVIN W SHRADER MARK A SHRADER NICHOLAS SHRADER PAYTON SHRADER PRESTON SHRADER AUDREY SHREDER SRIYA NA SHRESTHA
GAVEN RICHARD SHROUT ROY L SHRUM WESLEY K SHRUM JAMES R SHUBURTE JAMES RICHARD SHUBURTE JR KORY L SHUGAR JOHNATHON D SHULL ANTHONY JOSEPH SHULTZ CLAY S SHULTZ DANE ALEXANDER SHULTZ
JEFF L SHULTZ JUSTIN ALAN SHULTZ ETHAN P SHUMAN KYLE W SHUMAN TIMOTHY A SHUMAN TROY A SHUMAN ANDREW MALACHI SHUMATE JAMES W SHUMPERT JR ARASALAI KUMAR SHUNMUGAVEL JOSEPH A SHUNNARAH
JOHN RANDALL SHURDEN CHESTER W SHUSTER ADAM J SHUTTS MICHAEL SHUTTS JR ROBERT SHY WILL ALEXANDER ACOSTA SIBADA JACOB PAUL SICARD NATHAN D SICARD ROBERT LEE SIDDERS ABID M SIDDIQUI
GERALD SIDDLE JOSEPH M SIDDLE JONATHAN SIDENER JOHN W SIDES JR RYAN J SIDES KEELY SIDWELL LORI A SIEBENALLER KADEN SIEBERT JARROD L SIEBRANDT JUSTIN G SIEBRANDT JEREMY W SIEDSCHLAG LYLE SIEG
AARON MATTHEW SIEGEL CASSANDRA J SIEGEL PRESTON SCOTT SIEGFRIED ROBERT SIEGFRIES JOSHUA D SIELOFF CHAS DOUGLAS SIEMER JONATAN SIERRA PEDRO SIERRA JAGDIT SIEW KENNETH LAYNE SIFRIT
JOHN TYLER SIGGERS JEFFRIE SCOTT SIGHTLER BENJAMIN EDWARD SIGLER JONATHAN M SIGMON IAN SIGOUIN CODY LYNN SIKES KENNETH MATTHEW SIKES LANNETTE SIKES IOANE SILA LOLITA M SILA RUSSELL L SILA JR
MARC SILBERBERG MATTHEW MCMANEMIN SILBERBERG JAMES E SILER II JAMES F SILER JOSEPH PATRICK SILKE EBOU SILLAH ARMANDO SILLER JR RYAN K SILLERY ANDREA SILLIVENT DAVID W SILLS JEREMY DUANE SILMAN
ADIR GONZALEZ SILVA ALYSSA SILVA ARIEL SILVA BRYCE ANTHONY SILVA CLAY P SILVA DARRYL SILVA GEORGE MICHAEL SILVA HUMBERTO SILVA JASON R SILVA JEAN PAUL SILVA JENNIFER LYNN SILVA JOSE VILLANUEVA SILVA
MASON ROBERT SILVA PATRICIO SILVA ANGEL SILVA HERNANDEZ DANIEL SILVA OROZCO JOSE LUIS SILVA PASCUAL ERIK SILVA-HURTADO JAVIER SILVAN RUVEN SILVAS JOHN LOUIS SILVEIRA JR MELISSA CHRISTINE SILVEIRA
PRATHER SILVERTHORN DAVID F SILVIA ZACHARY NOEL SILVIA ANDREA R SILVINO ROMAO C SILVINO GILBERTO SIMAS ANDRADE IRAM PEREZ SIMENTAL JUAN LEONARDO SIMENTAL YESENIA SIMENTAL GERALD SIMEONE
MARSHALL JOSEPH SIMIEN III JAMES SIMINGTON RICHARD P SIMINITUS RYAN W SIMMERMAN CORBIN CRAIG SIMMONDS ALEX K SIMMONS JR ALVIN V SIMMONS ANTHONY SIMMONS BRYSON CHRISTOPHER SIMMONS
CHAD ALLEN SIMMONS CHRIS W SIMMONS COALTER HYDE SIMMONS COLTON D SIMMONS DANIEL LEE SIMMONS DARIAN JESHAIAH SIMMONS DWAYNE K SIMMONS EDIE C SIMMONS EMILIA J SIMMONS ERGLE L SIMMONS
JACOB P SIMMONS JASON S SIMMONS JESSE SIMMONS JONATHAN R SIMMONS JORDAN I SIMMONS JOSEPH R SIMMONS KENT ALLAN SIMMONS LUKE AARON SIMMONS MARK EWING SIMMONS MILDRED LASHAUNDA SIMMONS
MITCHELL D SIMMONS ROSS C SIMMONS STEVEN SIMMONS WALKER LOWELL SIMMONS WILLIAM J SIMMONS WILLIAM P SIMMONS JR BARBARA SIMMS BRADLEY SIMMS COREY SIMMS RYAN N SIMON TRACY SIMON
CHRISTIAN SIMONE STEPHANIE SIMONEAUX RYANNE JOSEPH SIMONES ANGELA SIMONS CHLOE M SIMONS ERNEST SIMONS JAMES ALLEN SIMONS JR JONAH B SIMONS JOSHUA CHARLES SIMONS STEFANIE LETA SIMONS
JAMES D SIMONSEN JOSHUA RUSSELL SIMONSEN DAVID GREGORY SIMONSON GAGE D SIMONSON AUNDREA L SIMPSON BRANT FOREST SIMPSON CAYLON MALACHI SIMPSON CHRISTOPHER D SIMPSON CLIFFTON D SIMPSON

CLYDE V SIMPSON   CODY SIMPSON   JAMES SIMPSON   JAMES R SIMPSON III   JEFFREY B SIMPSON   JEREMY CHADWICK SIMPSON   JEROME D SIMPSON   JERRALD DWAINE SIMPSON   JEVON SIMPSON   JOAN W SIMPSON
KELLI D SIMPSON   LOGAN REECE SIMPSON   MALONE ALEXANDER SIMPSON   NATHAN BLAKE SIMPSON   RACHEL A SIMPSON   REGINA SIMPSON   ROBERT J SIMPSON   ROBERT P SIMPSON   SETH K SIMPSON   STEVEN K SIMPSON
THOMAS SIMPSON   TIMOTHY G SIMPSON   TRAVIS M SIMPSON   WAYNE SIMPSON   WENDY G SIMPSON   BARTLEY ADAM SIMS   BENJAMEN SIMS   BRADEN LEE SIMS   BRANDI SIMS   BRANDON LEE SIMS   CHRISTOPHER L SIMS
CHRISTOPHER LEE SIMS   DANIEL ELLIOTT SIMS   DAVID M SIMS   DEWEY S SIMS   HUNTER RAY SIMS   JAMIE G SIMS   JOHN B SIMS   JOHN L SIMS III   MARLON VORN SIMS   MIGEL LEE MARTINEZ SIMS   PAUL E SIMS   SCOTT EDWARD SIMS
TYLER CHRISTOPHER SIMS   WILLIAM R SIMS   WYATT IVAN SIMS   ALEXANDER G SINCLAIR   DERYSE MARIA SINCLAIR   JOHN A SINCLAIR   JONATHAN CRAIG SINCLAIR   NICOLE SINCLAIR   ROBERT SINCLAIR   STEPHEN SINCLAIR
TRENT W SINDELAR   JAMES J SINEATH III   JOHNNY RAY SINES   CARL BRANDON SING   BLAINE SINGER   CHRISTOPHER SINGER   ANURAAG ABHISHEK SINGH   ASHISH SINGH   DEVON SINGH   GURPREET SINGH   KHAILASH SINGH
KRISTOFF SINGH   NATHAN C SINGH   NAVJOT SINGH   RASHMINDER SINGH   VISHNOO SINGH   DEEPAK SINGLA   COREY J SINGLETARY   JARED L SINGLETARY   MARVIN E SINGLETARY   RICHARD L SINGLETARY   CHELSEA SHAE SINGLETON
CHRISTOPHER PAUL SINGLETON   COREY D SINGLETON   DARRYL C SINGLETON   DAVID SINGLETON   JANA-LACEY U SINGLETON   JASON E SINGLETON   JEFFERY ALLEN SINGLETON   JEFFREY A SINGLETON   LEVI WILLETT SINGLETON
ROBERT SINGLETON   WILLIAM SINGLETON   WYVONIA SINGLETON   JOSHUA SINKINS   G THOMAS SINNET II   RAY SINNOTT   ROBERT SINNOTT   PEDRO AGUILAR SIORDIA   KATLYN ELIZABETH SIPE   CASEY SIPES   HOLLY DAWN SIPES
NATHAN DANIEL SIPES   LARREGUI J SIPHO   TEOFILO SIPRIANO JR   ARNULFO SIQUEIROS-SANCHEZ   ZACHARY W SIRMANS   MATTHEW BEN SIRTEN   JAMES MATTHEW SISK   NICHOLAS TREY SISK   MARCONI SISON   VALERIE SITAR
JASON SITAREK   MICHAEL JOSEPH SITARSKI   AARON SITCH   VASANTHAKUMAR SITHANATHAN   LEALUN SLADE SITZ   EDWARD M SITZBERGER   TYLER JAMES SITZMANN   ANBARASAN SIVAJI   LABIN KISHORE SIVANADAR
CHELLAPANDIAN SIVASUBBRAMANIAN   AARON R SIZEMORE   JAMES OLEN SIZEMORE II   JUSTIN SCOTT SIZEMORE   PERRY BILL SIZEMORE   REBECCA JO SIZEMORE   WILLIAM WALTER SJOLINDER   PAMELA FAYE SJOSTROM
JASON T SJULLIE   JOSEPH ALLEN SKAGGS   KEVIN M SKAGGS   KYLE R SKAGGS   BRENDAN SKANES   BONNIE SKARA   STEVEN R SKEELS   RUSSELL REED SKEEM   TRAVIS SKEEN   JAMIE LEE SKEIM   CORBIN FLOYD SKELTON
FOY ETCHIESON SKELTON   LANDEN SCOTT SKELTON   TYLER B SKELTON   ZACHARY FOY SKELTON   KEVIN M SKERO   JOHN F SKERRITT IV   LINDSAY L SKIDMORE   MATTHEW M SKILLSTAD   BIRCH K SKINNER   BOBBY JOE SKINNER
BROCK SKINNER   CHRISTOPHER AUSTIN SKINNER   HEATHER SKINNER   JAMES T SKINNER   JAVON DANTE SKINNER   JOHNATHAN SKINNER   KENDALL LEE SKINNER   KIRK AARON SKINNER   MARSHA A SKINNER   MICHAEL SKINNER
RANDY JON SKINNER   STACEY T SKINNER   STEPHEN C SKINNER   TYREL GOLDEN SKINNER   ERIC THOMAS SKIPPER   CHRISTIAN TIMOTHY SKIPWORTH   MADISON SKIRDA   ANTHONY W SKIRVIN   CHARLES T SKIRVIN   MARCUS D SKOGLUND
ZACHARY LEE SKOK   LEANN M SKOKAN   NICHOLAS FREEMAN SKOMAC   KAITLIN KELLY SKORSKI   STEVEN E SKROBISZEWSKI   ELIZABETH W SKUFCA   LESZEK E SKULSKI   JERRY W SLABAUGH   BENJAMIN ALMA SLACK
WILLIAM R SLACK   CHRIS J SLADE   DAVID SLADE   DALTON JAMES SLAIN   RACHEL SLAIN   BRANDON LYNN SLATE   MARYEMILY SLATE   NATHANAEL W SLATE   ROBERT CHRISTOPHER IRVIN SLATE   JOSEPH KENT SLATER
JOSHUA GREGORY SLATER   THERAN R SLATER   LEIGHR J SLATES   PATRICK T SLATES   RONALD SLATTERY   ZENAS D SLATTON   GARY T SLAUGHTER   JASON T SLAUGHTER   JEREMY A SLAUGHTER   MARVIN Q SLAUGHTER
CATHARINE A SLAVENS   CHAD M SLAVENS   RYAN DAVID SLAVENS   JAMES SLAVIN   STANISLAV NA SLAVSKIY   SCOTT SLAWINSKI   TYLER JON SLAWSON   BEN C SLAYMAKER   WILLIAM JACOB SLAYTER   ANTONIO DAWON SLAYTON
ANTHONY D SLEDGE   IVAN SLEDGE III   KRISTIN P SLEDGE   JAMES MICHAEL SLEEP   JERRY DALE SLEEP   GREGG SLENTZ   STEPHEN SLESINSKI   STEVEN D SLIDER   JUSTIN D SLIFE   JAMES KENNETH SLIGH   BRADLEY A SLIKER
TODD W SLIKER   STANISLAV SLIVCHENKO   COLLEEN SLOAN   DILLON CASHWELL SLOAN   TRAVIS SLOAN   ADAM RAY SLOATE   MATTHEW SLOB   JERZY SLOMKA   ELI ANDREW SLONIKER   JOSHUA D SLOSSON   MICHAEL J SLOSSON
BRANDON C SLOUCK   CHRISTOPHER D SLOVAK   JOE ROBERT SLOWN   DARRECK T SMAKA   PAMELA SMALBRUGGE   CULLEN JAMES SMALL   JASON SMALL   MARK SMALL   MATTHEW SMALL   NICHOLAS SMALL   TREY ROSS SMALL
CHARLES SMALLEN   ALEX SMALLEY   JOHN SMALLEY   MICHAEL A SMALLEY   JAMES EDWARD SMALLMON   KIMBERLY L SMALLMON   CURTIS SMALLS   MICHAEL SMALLS   DANIEL JEREMIAH SMALLWOOD   FAITH JANINE SMALLWOOD
KINO SMALLWOOD   LADON SMALLWOOD   MICHAEL L SMALLWOOD   TYLER LEE SMALLWOOD   JOHNNY JERMANE SMARR   KEITH ROBERT SMELLIE   DEREK M SMETZER   KAREN M SMID   JASON E SMILEY   MICHAEL SMILEY
PERRIS ALEXANDER SMILEY   HAROLD SMIT   AARON M SMITH   AARON N SMITH   ABBY S SMITH   ADAM M SMITH   ALEX B SMITH   ALEX BERNARD SMITH   ALEXANDER SMITH   ALEXANDER RAYMUNDO SMITH   AMANDA SHA SMITH
ANDREW DWAYNE SMITH   ANDREW RICHARD SMITH   ANTHONY LOUIS SMITH   ANTHONY T SMITH   ANTONIO DWAYNE SMITH JR   ASA C SMITH   AUSTIN DEAN SMITH   AUSTIN H SMITH   BENJAMIN E SMITH   BENJAMIN TIMOTHY SMITH
BENTON T SMITH   BILLY J SMITH   BOBBY TYLER SMITH   BRAD L SMITH   BRAD L SMITH   BRADLEY SMITH   BRANDIN LANE SMITH   BRANDON K SMITH   BRANDON LEE SMITH   BRETT SMITH   BRIAN M SMITH   BRYAN E SMITH
BRYAN L SMITH   BRYCE DAVID SMITH   CAMERON BLAKE SMITH   CAMERON D SMITH   CANDICE AKEMI SMITH   CARLIE S SMITH   CARSON DAVID SMITH   CASEY JORDON SMITH   CHAD SMITH   CHARLES DANIEL SMITH   CHARLES R SMITH
CHARLES WALTER SMITH   CHERYL L SMITH   CHRIS SMITH   CHRIS T SMITH   CHRISTIAN R SMITH   CHRISTINA D SMITH   CHRISTOPHER SMITH   CHRISTOPHER A SMITH   CHRISTOPHER DALE SMITH   CLAINE SMITH   CLAYTON C SMITH
CLINT T SMITH   CLINT T SMITH JR   CLINT V SMITH   CODY ALLAN SMITH   CODY JOSEPH SMITH   COLTEN JED SMITH   COREY S SMITH   CORNELIUS SMITH   CORY A SMITH   CORY JADE SMITH   COURTNEY BROOKE SMITH   CRAIG SMITH
CRAIG A SMITH II   CRAIG JAMES SMITH   CRYSTAL G SMITH   DANE MORRIS SMITH   DANIEL SMITH   DANIEL L SMITH   DANIEL LORREN SMITH   DANIEL RAY SMITH   DANNY L SMITH   DAVID L SMITH JR   DAVID R SMITH   DAVID V SMITH
DELINDA TUCKER SMITH   DERICK SMITH   DERON SMITH   DETRICK COVON SMITH   DEVECKY SMITH   DEVIN LAWRENCE CARROLL SMITH   DEWAYNE SMITH   DONALD D SMITH JR   DONALD F SMITH II   DUSTIN SMITH   DUSTIN E SMITH
DUSTIN L SMITH   DYLAN MATHEW SMITH   EDDIE ANDREWS SMITH   EVAN ANDREW SMITH   EVAN RANDOLPH SMITH   EVAN W SMITH   FONDA MICHELLE SMITH   FRANK SMITH   FRANKLIN WOOLARD SMITH   GARRI W SMITH
GARY LYNN SMITH   GARY MICHAEL SMITH   GLENN A SMITH   GLENN R SMITH II   GRADY F SMITH   GREGORY MICHAEL SMITH   HARRY K SMITH   HAYDEN JOSEPH SMITH   HEATHER S SMITH   HELEN SMITH   HOWARD NA SMITH IV
HUNTER RILEY LEE SMITH   HUNTER WILLIAMS SMITH   HUXLEY DANE SMITH   IEON SMITH   ISAAC JUDE SMITH   ISAIAH S SMITH SR   JACK D SMITH   JACOB ALAN SMITH   JACOB LE SMITH   JACOB LEE SMITH   JACOB LOWELL SMITH
JACOB T SMITH   JAMES SMITH III   JAMES GRANT SMITH JR   JAMES H SMITH   JAMES ROBERT SMITH   JAMES SCOTT SMITH   JAMES SCOTT SMITH JR   JAMES T SMITH   JAMES TYLER SMITH   JAMIE C SMITH   JAMIE CRAIG SMITH
JAMISON SMITH   JAMISON R SMITH   JARED R SMITH   JASON A SMITH   JASON AARON SMITH   JASON D SMITH   JASON D SMITH   JASON LEE SMITH   JASON ROBERT SMITH   JASON S SMITH   JASON SMITH   JAY R SMITH
JEFFERY B SMITH   JEFFREY A SMITH   JEFFREY A SMITH   JEFFREY CRAIG SMITH   JEFFREY S SMITH   JEREMY SMITH   JEREMY JAMES SMITH   JEREMY QUINTON SMITH   JEREMY S SMITH   JERRY SMITH   JESSALYN RAE SMITH
JESSE SMITH JR   JESSE RAYMOND SMITH   JIMMY F SMITH   JOE LOUIS SMITH JR   JOEY D SMITH   JOHN ALAN SMITH   JOHN EDWARD SMITH   JOHNNY BRENT SMITH   JONATHAN E SMITH   JONATHAN MICHAEL SMITH
JONATHAN ROSAVELT SMITH   JONATHAN W SMITH   JONMICHAEL VERNON SMITH   JORDAN M SMITH   JOSEPH AARON SMITH   JOSEPH BRUCE SMITH   JOSEPH EDWARD SMITH   JOSEPH EDWARD SMITH   JOSEPH HOWARD SMITH III
JOSEPH JUSTIN SMITH   JOSH SMITH   JULIE A SMITH   JUSTIN ANTHONY SMITH   JUSTIN DEREK SMITH   JUSTIN TYLER SMITH   KAITLIN C SMITH   KALEB SMITH   KATIE E SMITH   KEITH A SMITH   KELBY M SMITH   KENNETH A SMITH
KEVIN SMITH   KEVIN SMITH   KEVIN D SMITH   KEWUNDRIA SMITH   KOLTON L SMITH   KONNOR DAVID SMITH   KYLE M SMITH   LANDON MITCHELL SMITH   LARRY BRUCE SMITH   LAUREN PAIGE SMITH   LAWRENCE JAMES SMITH
LEE ANNE SMITH   LESTER C SMITH JR   LOGAN DEAN SMITH   LUCAS SMITH   LUCAS ADAM SMITH   LUKE A SMITH   LUKE D SMITH   MARANDA SMITH   MARCUS JAVON SMITH   MARK A SMITH   MARK A SMITH   MARK A SMITH
MARK B SMITH   MARK LOUIS SMITH   MARLIN B SMITH   MARTIN P SMITH   MARVIN SMITH   MATTHEW SMITH   MATTHEW B SMITH   MATTHEW JACKSON RAY SMITH   MATTHEW R SMITH   MATTHEW T SMITH   MAURICE C SMITH
MAURICE O SMITH   MAXWELLE SMITH   MICAELA RENEE SMITH   MICHAEL SMITH   MICHAEL A SMITH   MICHAEL D SMITH JR   MICHAEL DILLAN SMITH   MICHAEL JA SMITH   MICHAEL SCOTT SMITH   MICHAEL W SMITH
MICHELLE M SMITH   MILES D SMITH   MY'ISHIA A SMITH   NATHAN D SMITH   NICHOLAS L SMITH   NICHOLAS S SMITH   PAUL D SMITH   PAUL DAVID SMITH III   PAUL W SMITH   PHILLIP SMITH   PIPER ANN SMITH   QUINCY LEE SMITH
RANDALL D SMITH   RANDY C SMITH   RICHARD SMITH   RICHARD S SMITH   RILEY JACOB SMITH   RILEY TRAI SMITH   RITA L SMITH   ROBB S SMITH   ROBERT D SMITH   ROBERT G SMITH   ROBERT HOWARD JULIAN SMITH   ROCKY D SMITH
RODNEY C SMITH   RONALD J SMITH   ROREY ANDREW SMITH   RYAN ANTHONY SMITH   RYAN BENJAMIN SMITH   RYAN SCOT SMITH   SABASTEIN JOSEPH SMITH   SAMMY L SMITH   SAMUEL D SMITH   SAMUEL R SMITH   SCOTT SMITH
SEAN L SMITH   SEAN M SMITH   SHANE SMITH   SHANE HARRISON SMITH   SHANE RUSSELL SMITH   SHANNON LISA SMITH   SHAUN PAUL SMITH   SHAWN ELLIS SMITH   SHELDON SMITH   SHERRY D SMITH   SHILOH D SMITH
SHONDRA SMITH   STEFANIE E SMITH   STEPHEN SMITH   STEPHEN CHADD SMITH   STEVEN A SMITH   STEVEN B SMITH   STEVEN JAY SMITH   STEVEN KODY SMITH   STEVEN L SMITH   STEVEN LEE SMITH   SUZY SMITH   TAMMY G SMITH
TANYA DANEAN SMITH   TAYLOR SMITH   TERENCE SMITH   TERENCE VANDRA SMITH   TERRY R SMITH JR   THOMAS A SMITH IV   THOMAS ALEXANDER SMITH   THOMAS BRANDON SMITH   THOMAS C SMITH   TIMOTHY ALAN SMITH
TIMOTHY D SMITH   TIMOTHY W SMITH   TOMMY J SMITH   TONY SMITH   TONY W SMITH   TORIS GERARD SMITH   TRACEY J SMITH   TRAVIS LEE SMITH   TRAVIS WADE SMITH   TREVOR M SMITH   TROY SMITH   TROY T SMITH
TYLER COLE SMITH   TYLER R SMITH   UHRANN K SMITH   UNTON LUMONT SMITH   VINCENT SMITH   VINCENT D SMITH   VIVIAN A SMITH   WALTER S SMITH   WARWICK SMITH   WESTON LEE SMITH   WILLIAM C SMITH
WILLIAM DANIEL SMITH   WILLIE DEWAYNE SMITH   WYATT SMITH   ZACHARY A SMITH   ZETH SMITH   BRIAN A SMITHART   ASHLEY NICHOLE SMITHERMAN   JUSTIN K SMITHERS   DEREK CHARLES SMITHSON   BRIAN S SMITHWICK
DOUGLAS E SMITHWICK   MARK E SMITLEY   NEAL W SMITLEY   NICHOLAS V SMITLEY   TANYA SMITS   JAMES H SMOAK   TIMOTHY SMOCK   MICHAEL DEWAYNE SMOOT   DEDRICK SMOTHERMAN   HOWARD C SMOTHERS   RICK L SMUTNY
CHRISTOPHER CHARLES SMYTHE   KERN SNAGGS   BRYAN R SNATCHKO   MIKE SNEED   LUCAS MARION SNELGROVE   JIMMY SNELL   KYLE WILLIAM SNELL   DAVID A SNELLENBARGER   AUSTIN LEE SNELLING   CASPAR M SNELLING
GEORGE T SNELLING   MICHAEL A SNELLING   SHANNON L SNELLING   JOHN WALTER SNELLINGS   BOBBY LEE SNIDER   KAREN LYNN SNIDER   KERRY GENE SNIDER   RESSA MICHELLE SNIDER   KENDRA LEANDRA SNIPE   EDWARD R SNIPES JR
JEFFREY LEE SNIPES   JESSICA HAILE SNIPES   WILLIAM CODY SNIPES   BRADLEY E SNODDY   NOAH LEE SNODDY   ROBERT D SNODDY   JAMIE J SNODGRASS   STEVEN P SNODGRASS   ROBERT E SNOOK   ANDREW PAUL SNOPLY
ALFONZA M SNOW   BRANDON T SNOW   CHRISTOPHER A SNOW   DAVID RAY SNOW   GLENN K SNOW   MATTHEW D SNOW   MELISSA A SNOW   SCOTT LEE SNOW   THADDIUS G SNOW   WILLIAM J SNOW   TRACY SNOWBERGER
JOHN PAISLEY SNOWDEN   ANTHONY SNYDER   BRIAN K SNYDER   COLTEN SNYDER   JOSEPH J SNYDER   KIANNA CEREASE SNYDER   KIRK JOSEPH SNYDER   LISA AUDREY SNYDER   LONNIE D SNYDER JR   MARIA SNYDER   MARK D SNYDER
MICHAEL JAMES SNYDER   STEVEN P SNYDER   TERRY L SNYDER   TRAVIS SNYDER   TROY JOHN SNYDER   WALTER SNYDER   WILLIAM DENVER SNYDER   HAUNANI SOARES   JOSEPH SOARES III   MARCO SOARES   MESSIAS SOARES
VERNON M SOARES   KYLE JAMES SOBCZAK   LEO J SOBCZAK   EDWARD F SOBEHART   ELIZABETH F SOBEY   JESSE SOBOLESKI   CHAD D SODERQUIST   FATIMA SOEIRO   JUSTIN SOERGEL   ERIC FRANCIS SOFRANKO   TYLER SOGUEL-COXE
PHILIPPE SOHIER   KYLE JAMES SOHL   ANDRES SOISSA   ANDREW J SOK   GILBERTO RAMOS SOL   OLAJUWON TYREEQUE SOL   ARCHAN SOLANKI   VIJAY SOLANKI   OVIDIO SOLANO   CHRISTIAN XAVIER SOLEIMANI   LUPO TONY SOLI
GILBERT GENARO SOLIS   JAIME SOLIS   JUAN SOLIS   LUIS MONTES SOLIS   SUSANA SOLIS   BRYAN DE JESUS SOLORIO   CEDRONIO A SOLORIO   WILLIAM SOLORIO   TIMOTHY J SOLOS   CHHAT SOM   PAUL SOMERS   KATHY M SOMERVILLE
NADIR SOMJI   ANDREW SOMMER   JOEL D SOMMER   NARA SON   SOC KHA SON   SUNIL SONAWANE   KEITH C SONDEJ   DAVID SONDENO   ROGER STEVEN SONG   LISA MARIE SONNE   BRANDON S SONNENFELT   TRACEY LYNN SONS
KERRY SOODEEN   ANIL SOOGRIM   SARA J SOOSH   SARA K SOPER   GREGORY SORA   VIJAY SORATHIYA   BENJAMIN SOREK   JOSEPH ROBERT SOREM   OLUYEMISI SOREMEKUN   ANJELENE D SORENSEN   GEORGE W SORENSEN
JOSEY SORENSEN   NATHAN SORENSEN   SKYLER JON SORENSEN   WILL D SORENSEN   KAYLEE NICOLE SORENSEN-JOHNSON   DARIN L SORENSON   ADRIENNE SORIANO   ARTURO SORIANO MARTINEZ   KARLA AURORA SORIANO VILORIA
DRAGANA SORMAZ   CLINTON WADE SORRELL   ERIC M SORRELL   RICHARD EARL SORRELLS   THOMAS SORRELLS   JOE SORRENTO   SUSAN R SORRICK   RONALD J SORTERS JR   JORGE GONZALEZ SORTO   DUSTIN CY WHITECLOUD SOSA
AMBROSIO SOSA IGNOT   MARIA SOSA SANCHEZ   JAMES MATTHEW SOSBE   ISAIAH DAKOTA SOSH SR   DAVID J SOSINSKY   PEGGY L SOSSAMON   GODWIN KWAMI SOSUH   ANTONIO ANTUNEZ SOTELO   ALEJANDRO SOTO   ALI H SOTO
ARIEL SOTO   BAILEY WESTON SOTO   CARLOS SOTO   GUSTAVO LUIS SOTO   JASON SOTO   JOSE J SOTO   MADELINE SOTO   MARIA E SOTO   OMAR JEHISON SOTO   ROBERTO SOTO   MARIA ELENA SOTO SILVA   RHETT A SOUDER
KEVIN D SOUL   GAGE LEWIS SOULIA   MICHAEL SOUSA   JEFFERSON DEAN SOUTH   PATRICK SOUTH   STEVE E SOUTH   MARKEL SOUTHAM   AMBER SOUTHARD   CHELSEA SOUTHARD   JUSTIN D SOUTHARD   REBECCA JUNE SOUTHARD
WILLIAM B SOUTHER   ANNA DAWN SOUTHERN   DANA R SOUTHERN   JAMES M SOUTHERN   SAMUEL JACOB SOUTHERS   JOHN C SOUTHWELL   JOSHUA P SOUTHWICK   THOMAS FRANKLIN SOUTHWICK   JOE C SOUTHWOOD
RICARDO SOUTO   AARON E SOVEREIGN   BRYCE AARON SOVEREIGN   NICHOLAS J SOVEREIGN   SHANNON STEVE SOVEREIGN   SHUBHAM SOVILKAR   COLLEEN K SOWDERS   JASON SOWELL   JONATHAN MICHAEL SOWERS
EDWARD A SOWLES   MORGAN RENEE SPADE   STANLEY E SPADE   JAYMES LANDON SPAIN   DANIEL J SPALDING   MICHAEL S SPALDING   ERICA LEIGH SPALIN   LOGAN SPANGLER   STEVEN SPANKS   DANIEL SPANOS   TIMOTHY SPARACINO
BLAKE ADAM SPARKMAN   DANNY SPARKMAN   DUANE SPARKMAN   KYLE A SPARKMAN   MICHAEL B SPARKMAN   AMBER L SPARKS   ANTHONY RAY SPARKS   DAVID CAMPI SPARKS   ELIJAH JAMES SPARKS   LARRY W SPARKS JR
ROBERT DALE SPARKS JR   JOSEPH M SPARROW   TOM SPATOLA   ASHTON PAUL SPAULDING   CODY CHRISTOPHER SPAULDING   DONQUIS SPAULDING   NICHOLAS JOSEPH SPAULDING   STEVEN P SPAULDING JR   ZACHARY ALAN SPAULDING
SAMANTHA M SPAW   KRISTAN ANN SPEAR   CHRISTY D SPEARS   DYLAN MICHAEL SPEARS   MARCUS MARCELLOUS SPEARS   TRESHON JERMAIN SPEARS   ADAM J SPECE   DAVID R SPECHT   MARK G SPECHT   BRYCE P SPECK
JORDAN D SPEER   JUSTIN L SPEER   SUZANNE M SPEER   RICHARD HUNTER SPEIGEL   TAYLOR PAIGE SPEIGEL   ALEXANDER SPEIGHT   MICHAEL D SPEIGHTS   JOSEPH R SPEIGL   MARK J SPELLAR   BRYSON SPELLMAN
BRANDON JOSEPH SPENCE   CHARLES J SPENCE   DOUGLAS G SPENCE   JEREMY M SPENCE   JUSTIN E SPENCE   ROBERT E SPENCE   SANDRA L SPENCE   TREVOR SPENCE   ADAM C SPENCER   BRIAN D SPENCER   DONALD R SPENCER
DOUGLAS A SPENCER   HANNAH WINN SPENCER   JEREMIAH DANIEL SPENCER   KYLER L SPENCER   MARK CHRISTOPHER SPENCER   MICHAEL SPENCER   MICHAEL W SPENCER   ROBERT E SPENCER   STACI SPENCER   TRAVIS C SPENCER
WELTON WALTER SPENCER   CHAZELLE C SPENNEBERG   JOHN SPERRY   TYLER COLTON SPETH   BRANDON R SPIAK   CHAD SPICER   DANNY R SPICER   RANDY J SPICER   JONATHAN ROY SPIECE   AMY M SPIEGEL   TIMOTHY A SPIEGEL
ZACHARY T SPIEGEL   RYAN M SPIESS   NICHOLAS S SPIGLE   GERALD J SPIKER   KELLY D SPIKES   LAKRISTEN L SPILLER   TAZARUS RAMONN SPILLER   TRAVIS W SPILLIARD   ZACHARY TYLER SPILLMAN   JOHN P SPINA
BRITTANI ALICIA GAIL SPINK   BRENDON CHASE SPINKS   JAIME A SPINKS   TIMOTHY A SPIRES   NANCY ANN SPIRKO   JONATHON R SPITLER   IAN M SPITZER   JUSTIN P SPITZER   TIMOTHY J SPITZMUELLER   JAMIE R SPIVEY
AUSTIN T SPOHN   MATTHEW ERIN SPOON   AMBER MARIE SPORL   CHRISTOPHER ALLAN SPRAGUE   JOHN F SPRAGUE II   LARRY G SPRAGUE   MATEJ SPRAH   GREGORY L SPRAYBERRY   JOSEPH JOHN SPREITZER   WAYNE V SPREITZER
KYLE M SPRENGER   CONNOR SCOTT SPRIMONT   JOHN WALTER SPRING   REED M SPRING   WILLIAM L SPRINGBORG   PHILLIP JORDAN SPRINGER   RODNEY B SPRINGER   STEPHANIE SPRINGER   TIMOTHY J SPRINGER
JOSHUA MCLEAN SPRINGS   BEVERLY A SPRINKLE   RICKY STEVEN SPRINKLE   ZACHARY THOMAS SPRINKLE   ZACHARY SPRINTZ   BENJAMIN A SPROAT   DANESHIA SHAVONTA SPROTT   TIMOTHY R SPROULL   GARY DON SPROUSE
TRAVIS D SPROUSE   KENNETH MICHAEL SPRUILL   ANGELA SPURLOCK   CECIL SPURLOCK III   COLTON KEITH SPURLOCK   LANCE SPURLOCK   RYAN T SPYRKA   ANNA SQUIRE   BILLY JOE SQUIRE   MARLEN DONNELL SQUIRE
TYRELL LOUIS SQUIRE   JERRY W SQUIRES II   PETER SQUIRES   AUSTIN SQUYRES   JOY A SQUYRES   PHILLIP AUDEAN SQUYRES   SRIRAM SRIDHARAN   ARAMBU SRIKANTHAN   MANOYALINI SRINIVASAN   VIJAY SRINIVASAN
ROY H SRYMANSKE   JACOB SSEMPALA   JARED ST AUBIN   KENNETH ST CLAIR   STEPHANIE M ST CLAIR   DAVID R ST GEORGE   CRAIG ST JEAN   BYRON RAY ST LAURENT   WILLIAM ST MYER   WAYNE N ST PIERRE JR   AARON JUDD STACE
DEREK STACEY   NATHAN STACEY   NOAH STACEY   RON STACEY   JACQUELYN R STACHOWSKI   JAROSLAW K STACHURA   STEWART JAMES STACHURA   DAVID L STACKHOUSE   TRAVIS M STACKHOUSE   LUCIUS WAYNE STACKS
ANDREW STACY   BONITA L STACY   MARK ALAN STACY   AUSTIN PATRICK STADIE   MARSHALL R STADLER   TRAVIS TANNER STAFFEY   ALLEN FREEMAN STAFFORD   CASEY GAIL STAFFORD   JODI STAFFORD   JONREESE MANNING STAFFORD
RAY LEE STAFFORD   RAYMOND M STAFFORD   SHAWN PATRICK STAFFORD   THOMAS F STAFFORD   JOSHUA STAGE   CADE ALLEN STAGGS   KIM R STAGGS   TODD STAHLMANN   MARK D STAIB   SUMMER GRACE STAIGER
FELIPE STA-JUANA   JOSEPH STERLING STALKER   MICHELLE F STALLARD   WADE S STALLARD   AARON TYLER STALLINGS   CHRISTOPHER ADAM STALLINGS   CODY ALLEN STALLINGS   LOUIS RICHARD STALLINGS   MARVIN STALLINGS
MATTHEW STALLINGS   MELISSA STALLINGS   TRENT POPE STALLINGS   WESLEY NATHANIEL STALLINGS BOONE   DUSTIN S STALLONES   ROBERT B STALLWORTH II   DARRIN L STALNECKER   TARHES KETWAN STALWORTH   CHRIS X L STAMAND
ROBERT DOUGLAS STAMBAUGH JR   DUSTIN L STAMER   GAGE CHARLES STAMM   TRACEY A STAMMER   BRANDON BRUCE STAMPER   TYLER E STANCHIN   RONALD GENE STANCILL II   TYLER DEAN STANCILL   JERMAINE LORELL STANDER
JAMIE LYNN STANFORD   LANCE EUGENE STANFORD   SHAWN STANGER   GERASIMOS STANITSAS   BRAYDEN STANLEY   CHARLES THOMAS STANLEY   DAVID PAUL STANLEY   JAMES TANNER STANLEY   JEFFREY STANLEY
JOHNOTHAN R STANLEY   MARCO A STANLEY   MICHAEL STANLEY   MICHAEL WILEY STANOFF   ROGER D STANSBURY   CLARA STANTON   DAVID EARL STANTON   JAMES R STANTON   JOSEPH D STANTON   STEVEN M STANTON
DANIEL W STANUSH   JARED STANWORTH   ADAM STAPLES   BRANDON T STAPLES   EMILY STAPLES   BRIAN S STAPLETON   HEATHER BROOKE STAPLETON   JAMES STAPLETON   KYLE R STAPLEY   BEVERLY A STARK   JOHN W STARK
WILLIAM STARK   ZACHARY LEE STARK   RYAN STARKEY   WILLIAM STARKEY   LARISSA STARKS   SHAWNA M STARKS   STEPHEN L STARKS   TODD L STARKS   TRAVIS L STARKS   TRAVIS L STARKS   WILBUR STARKS   DAVID L STARKWEATHER
JAMES ISAAC STARLING   ROBERT STARMER   GREGORY STARNES   JOHN A STARNES   LARRY M STARNES   SETH DANIEL STARNES   BRIAN D STARR   BRIAN S STARR   CHRISTOPHER JUNIOR STARR   JERRY LAMONT STARR   LINDA M STARR
MARIA L STARR   RYAN GERALD STARR   SCOTT D STARR   WAYNE R STARRETT   ANN E STASCH   MATTHEW STASIAK   GEOFF STASKO   STEPHEN SCOTT STASNY   AUSTIN M STASTNY   HAROLD STATELER   JONATHAN STATELER
MICHAEL G STATEN   STEVEN RYAN STATHAM   MICHAEL R STATLER   ERIC M STATON   SHAWN TROMANE STATON   JARED A STAUB   JOSHUA W STAUB   KEVIN J STAUB   ROBERT SCOTT STAUB   ALLEN E STAUFFER   DAVID STAUFFER
DIRK A STAUFFER   GARRETT STAYTON   KENNETH DALE STCLAIR JR   LORENZO ST-COEUR   ROBERT STDENIS   BRANDON J STEACIE   TRAVIS STEACIE   AARON JOHN STEADMAN   JOEY G STEADMAN   KYLE PATRICK STEADMAN
ALEXANDER J STEAR   ANTHONY RAY STEAR   FRANKLIN RAY STEARMAN   MICHAEL LEE STEARNS   DOUGLAS F STEBBING   ROBBIE G STEBBINS   PATRICK J STECK   RYAN R STECKELBERG   JARDEE C STEED   SHIRLEY STEED
MASON LEO STEEL   CHARLES W STEELE   CORY W STEELE   GREG L STEELE   JOSHUA C STEELE   MELINDA J STEELE   MICHELLE L STEELE   RANDY STEELE   RYAN STEELE   TYLER MATTHEW STEELE   BRENDON STEEN
JAMES CAMPBELL STEEN   WILLIAMSON BROOKS STEEN   JEREMY DALE STEENBARGER   NICOLE STEERE   CARRIE STEEVES   PAUL STEEVES   ANDREW G STEFANEK   MADISON C STEFKO   ZACHARY J STEFKO   CHARLES B STEGALL
KYLE E STEGE   MICHAEL ALAN STEGEMANN   JEFF A STEGEMILLER   JOSEPH P STEGEMILLER   KEVIN L STEHLY   AARON DALE STEIN   ASHLEY D STEIN   BRYAN DANIEL STEIN   GIDGET MILLET STEIN   KINSEY N STEINBERGER
CARSTEN STEINER   JEREMY S STEINER   DENNIS JOHN STEINHILBER   JOHN D STEINKAMP   TONY LEO STEINKRAUS   TIFFANY M STEINSHOUER   SHELBY CLAIRE STELLING   KELLEN C STELLMACHER-SQUIRES   JOHN CHRISTOPHER STELMAN
JOHN T STEM   SHAWN D STENNETT   KALE STEPHEN   BASIL NA STEPHEN ANDERSON   ADDISON P STEPHENS   CHAROLETT D STEPHENS   COLBY TYLER STEPHENS   DANIEL MALLORY STEPHENS III   DANIEL WESTON STEPHENS
EDWARD N STEPHENS JR   GEORGE WILLIAM STEPHENS   JASON LEE DARNELL STEPHENS   JOSEPH F STEPHENS JR   JOSEPH J STEPHENS   MATHEW STEPHENS   RICHARD LEE STEPHENS   RICHARD T STEPHENS   RICKY A STEPHENS
ROBERT STEPHENS   SCOTT MATTHEW STEPHENS   SCOTT R STEPHENS   SHERRY D STEPHENS   SKYLER P STEPHENS   STACEY ANN STEPHENS   TODD M STEPHENS   WILLIAM PAUL STEPHENS   ALLYSON DEAN STEPHENSON
BRANDON ADOLF STEPHENSON   ERIC SEAN STEPHENSON   GAVIN STEPHENSON   GEORGE STEPHENSON   JASPER CHASE STEPHENSON   JESSICA L STEPHENSON   REGINALD STEPHENSON   TIMOTHY D STEPHENSON
TYRIK LAMAR STEPHENSON   LEVI M STEPP   MARK J STEPP   JARED P STERLING   ROBERT F STERLING   ROBERT STERNER   KENNETH R STERNS JR   HEATHER STESSEL   JUSTIN DAVID STETZ   BRANDON S STETZENBACH
MICHAEL DAVID STEUBER   MICHAEL L STEURY   TYLER MATTHEW STEURY   THOMAS R STEVELEY   ARIEL COURTNEY STEVENS   BRIAN STEVENS   BRITTIN STEVENS   CASEY B STEVENS   CASEY DAVID STEVENS   HARLAND LE GRANDE STEVENS
HAROLD V STEVENS JR   HAROLD WIILIAM STEVENS   JASON D STEVENS   JOSEPH ALLEN STEVENS   JUSTIN SCOTT STEVENS   LUKE DOUGLAS STEVENS   MARK STEVENS   PHILLIP B STEVENS   RUSTY A STEVENS   THOMAS M STEVENS
TRISHA D STEVENS   TROY STEVENS   WILL ALLEN STEVENS   ASHLEY STEVENSON   BLAKE STEVENSON   CHAD A STEVENSON   GLENN J STEVENSON   JACQUELINE STEVENSON   KEN STEVENSON   MALIK E STEVENSON
RICHARD D STEVENSON   RODERICK STEWARD   RODERICK SETH STEWARD   VERNAL LANCE STEWARD   ADAM B STEWART   ADAM E STEWART   BRANDON STEWART   CARL WAYNE STEWART   CHARLY S STEWART   CHASE M STEWART
DAVID LEE STEWART   DERRICK A STEWART   DONALD SHANE STEWART   EDWARD RANDALL STEWART   FERDINAND KYLE STEWART   JACK W STEWART   JAMES STEWART   JAMES N STEWART   JEFFREY C STEWART   JIMMY STEWART
JOSEPH H STEWART   LEROY STEWART   LESLIE A STEWART   MEGAN ROSE STEWART   MICHAEL G STEWART   MITCHELL W STEWART   NATHANAEL L STEWART   PATRICK WILLIAM STEWART   RITA A STEWART   RONALD E STEWART
RYAN STEWART   SHAWN MIGEAL STEWART   SHELTON MALACHI STEWART   STEVEN JAY STEWART   TOYE BENJAMIN STEWART III   TRACIE M STEWART   TREVOR M STEWART   TY D STEWART   VINCENT JACOSALEM STEWART
YKONDRIS STEWART   MICHAEL T STEZOWSKI JR   THOMAS STEZOWSKI   CLINT K STICKAN   NATHAN STICKAN   DALE E STICKLE SR   ADRIAN AARON STIDHAM   DERICK RILEY STIDHAM   ANTHONY STIEH   DAN STIEH   GUTHRIE STIENS
JEREMIAH M STIENS   SCOTT F STIENS   AARON M STIER   PHILLIP S STIGALL   SEAN S STIGGER   TAMARA DAWN STIGGERS   DARRELL W STILL   JONATHAN R STILL   JOSEPH ROBERT STILL   BRIAN CHARLES STILLION   JEFF A STILLWELL
ADAM J STILTNER   RONALD L STILTNER   SARAH K STILTNER   ALEXANDER B STIMPSON   GARON R STIMPSON   JAMIE STIMPSON   DAVID M STINE   JAMES WALLACE STINE JR   JOSHUA RICHARD STINE   TABITHA S STINE
DAWN L STINE-SMITH   JOHN M STINNETT   SHANE MAXWELL-WAYNE STINNETT   WILLIAM STINSON   MITCHEL STIPEK   TAD SAMUEL STIPP   SKYLER ROBERT STITES   SPENCER WILLIAM STITES   TRE D STITES   KRISTINE L STIVER
DARCI A STOBAUGH   JEREMY TYLER STOBAUGH   TIFFANY D STOBAUGH   MICHAEL EDWARD STOBER   JACOB CHRISTOPHER STOCK   AMANDA F STOCKMAN   KENNETH J STOCKS   MICHAEL L STOFFA   GARY W STOGSDILL JR
PETAR STOJAKOVIC   MARIJANA STOJANOVIC   JUSTIN LEON STOKER   AARON STOKES   CHRISTOPHER LD STOKES   COREY LEE STOKES   FRANKLIN C STOKES   JACOB STOKES   JAMES LUCAS STOKES   JOSHUA DANIEL STOKES
LOREN S STOKES   MINDI L STOKES   MITCHELL STOKES   TRAVIS STOKES   WILLIAM EDWARD STOKES JR   JESSICA N STOKLEY   CLINTON JAMES STOLL   STEPHEN G STOLL   TRISTIN SCOTT STOLL   RYAN W STOLP   BARRY STOMM
SETH A STOMM   ALVIN STONE   BLAKE ALEXANDER STONE   CASEY STONE   CHAD STONE   CHRISTOPHER RANDAL STONE   COLBY BRYANT STONE   DANIEL LEE STONE   DANNY RAY STONE   DENNIS HAROLD STONE   DENNIS LEE STONE JR

DYLAN AVERY STONE   HARRISON DADE STONE   JAMES M STONE   JARRET STONE   JEREMY STONE   JOSHUA L STONE   KEITH AARON STONE   LOIS E STONE   MICHAEL CLAYTON STONE   MICHAEL I STONE   MICHAEL SCOTT STONE
NATHANIEL REID STONE   TIMOTHY A STONE   WESLEY WILLIAM STONE   WILLIAM B STONE   ZACHARY MARK STONE   DILLON J STONEBACK   NEAL C STONEBACK   NICOLE J STONEBACK   SABRINA M STONEBURG   GREGORY ALAN STONECIPHER
ANDREW D STONEWALL   ARTHUR STONEY III   CARLTON M STONEY   FREDRICK S STONG   LARRY W STOOKSBERRY   CRAIG W STORCH   AMANDA JANINE STORER   ARQUARALOIS QUARTEZ STOREY   MICHAEL K STOREY   JODY J STORM
CHRISTOPHER D STORMES   MARK T STORNELLI   SHANNON D STOROVICH   RYAN G STORRJOHANN   BRIAN JAMES STORY   IAN M STORY   SCOTT N STORY   PHILLIP N STOTT   VICTOR M STOUDEMIRE III   JOSEPH RHETT STOUGH
CHRISTIAN B STOUT   ERIC N STOUT   JAMIE JONATHAN STOUT   RANDY D STOUT   REX D STOUT   ROBERT LYLE STOUT   SHAWN D STOUT   TRACY T STOUT   BRANDON ANTHONY STOVALL   CHRISTOPHER ANDREW STOVALL
DAVID CRAIG STOVALL   JOSHUA K STOVALL   ROGER GENE STOVALL JR   ZACHARY TUCKER STOVALL   MORGYN STOVER   PIERRE M STOVER   CHRISTOPHER A STOW   MATTHEW STPIERRE   CHRISTIAN M STRABALA   JUNE C STRACENER
JUSTIN LEE STRACENER   ROXXANE NICHOLE DRIGGERS STRACENER   ROY DAVID STRACENER   TODD ALEXANDER STRACHAN   JONATHAN J STRAETKER   MYRIAH L STRAETKER   THOMAS ANTHONY STRAHLE   LIZETTE ANN STRAIT
MATTHEW TYLER STRAIT   THOMAS ALBERT STRAIT   CODY DIXON STRAKOSE-GRIFFIN   SEAN K STRALO   ERIC A STRAND   ZACHARY JOSEPH HUNTER STRANEY   ROBERT STRANG JR   WILLIAM D STRANG   ANDREW C STRANGE
ANDREW M STRANGE   PERCIVAL JERVONNE STRANGE   TODD DAVID STRANGE   CHRISTIAN STRANGER   TOMMY STRANGER   BRANDON N STRAPP   KRISTIN STRASSER   PAUL M STRASZEWSKI   MARK E STRATHERN   DEE EVELYN STRATTON
PHILLIP DAVID STRATTON   CONOR STRAUB   SHANNON M STRAUB   ROSS E STRAUBINGER   MICHAEL R STRAUGHN   JAMES MATTHEW STRAUSE JR   CAMERON SCOTT STRAWN   JEFF L STRAWN   SHANE STRAWN   STEVEN A STRAWS
SHAWN ANTON STRAZAR   LISA SUE STREBIG   DEREK W STRECKER   CONNOR E STREET   LOGAN D STREET   ERIC DEANDRE STREETER   GAGE CHRISTOPHER STREETER   COLTON L STREETMAN   ROBERT G STREETMAN
CHERA JOY STREEVAL   ANDREW J STREFF   KYLE A STREICH   SARAH JANE STREICH   DARIAN STREMBLE   JACOB BENJAMIN STREULI   CHRISTOPHER RYAN STREVER   ALEXANDER V STRICKLAND   CHAD C STRICKLAND
DAVID G STRICKLAND   DAVID R STRICKLAND   GINGER A STRICKLAND   JAMES CHRISTOPHER STRICKLAND   KAREN S STRICKLAND   KRISTY LYNN STRICKLAND   LARON B STRICKLAND   MICHAEL JEREMY STRICKLAND
NATHAN KYLE STRICKLAND   PATRISE STRICKLAND   ROBERT D STRICKLAND   RONALD S STRICKLAND   JOSHUA DANIEL STRICKLER   MICHAEL L STRICKLIN   JEREMY CHAD STRINGER   KEVONTE K STRINGER   WILLIAM DEWAYNE STRINGER
WILLIAM GRANT STRINGER   DOMENICO STRINGILE   RANDY S STROADE   ERIK ROBERT STROBEL   STEPHEN J STROBEL   BRENT STROCK   BRIAN STROCK   DANA STROCK   STEVEN MICHAEL STROCK   TRENDA STRODE   DUSTIN R STROH
HUNTER M STROH   JASON M STROHL   JEREMY STROHM   BYRON STROJNY   WAYLON L STROM   JARED J STROMAN   ZACHARY LELAND STROMAN   TYLER A STROMQUIST   CORNELIUS M STRONG   DARREN JAY STRONG
GAVEN REED STRONG   JEFFREY T STRONG   JOHNNY B STRONG   JUSTIN L STRONG   LARRY STRONG JR   MATTHEW S STRONG   MICHAEL B STRONG   RYAN G STRONG   TYLER STRONG   JAMES STROP   AUSTIN RUSSELL STROTHER
DAVID C STROTHER II   JORDAN LEE STROUD   LOGAN GARRETT STROUD   WALTER STEVEN STROUD   NATHAN R STROUP   JASON R STROWGER   BRYAN STROZIER   ANGELINA MARIA STRUBLE   JENNIFER L STRUEBY   MICHAEL STRUNK
ZACHARY E STRUNK   JONATHAN MATTHIAS STRYCKER   ALEX STRYLOWSKI   MARK E STUART   MICHAEL R STUART   RICHARD TYLER STUBBEN   JERRY LYNN STUBBLEFIELD   STEVEN L STUBBLEFIELD   BRIAN J STUBBS
TALLEN VICTORIA STUBBS   JEFFERY SCOTT STUDNICKI   LUCAS R STUDT   BARRY L STUEVE   JOHN E STUFFLEBEAN   SHERI STUFFLEBEAN   SHANNAN P STULL   CHRISTOPHER A STULTZ   KRISTIN STULTZ   RYAN M STUMPF
BLAKE EDWARD STURGILL   NATANYA S STURGILL   ANTHONY TODD STURKIE   JASON B STURKIE   DANNY W STUTTS   DEREK WILLIAM STUTTS   GARY D STUTZMAN   PAUL J STUTZMAN   DONNIE RAY STYONS   CHUNHUA SU   MINGXIN SU
ADRIAN HERRERA SUAREZ   ALFREDO HERNANDEZ SUAREZ   JOHN SUAREZ   MANUEL SUAREZ   MANUEL SUAREZ   NELSON A RAMIREZ SUAREZ   NAGARAJ SUBBARAYALU   MAHESWARI SUBBURAJ   MANOHARAN SUBBURAJ
NADERA SUBIT   BASKAR SUBRAMANI   ANANTHARAMAN SUBRAMANIAN   GOPALAKRISHNAN SUBRAMANIAN   YOGESH SUBRAMANIAN   BALAJI SUBRAMANIYAN   ZOE SUCATO   ION SUCIU   JACOB J SUCKSTORF   JAMES D SUCKSTORF
JORDAN JAMES SUCKSTORF   STEPHANIE J SUCKSTORF   KYLE STEPHEN SUDDUTH   CODY WAYNE SUGGS   WALLACE LEE SUGGS JR   GEORGE SUIAN-JOHNSON   KEVIN SUIK   ROBBY SUITS   JASON A SULC   JENNIFER MARIE SULEWSKI
MAXIM SULIMA   STEVE SULIMAN   BRYAN O SULLINS   PAUL J SULLINS   BENTLEY SULLIVAN   BERNARD J SULLIVAN   BILLY W SULLIVAN   BRANDON LEWIS SULLIVAN   CARRIE D SULLIVAN   CHANCE EDWARD SULLIVAN
CHRISTINE ANN SULLIVAN   CLARENCE D SULLIVAN   DELILAH SULLIVAN   DOUG SULLIVAN   ERYN SULLIVAN   GILBERT ANDREW SULLIVAN   JACK SULLIVAN III   JACOB A SULLIVAN   JAMES J SULLIVAN   JASON L SULLIVAN
JOHN LUTHER SULLIVAN   NANCY J SULLIVAN   NATASHA J SULLIVAN   RICK GEORGE SULLIVAN   ROBERT B SULLIVAN   ROBERT CARL SULLIVAN   ROSEMARY LOWERY SULLIVAN   RYAN W SULLIVAN   THOMAS GLENN SULLIVAN III
THOMAS JOSEPH SULLIVAN   THOMAS R SULLIVAN   JEREMY WAYNE SUMMERFORD   KENNETH S SUMMERFORD JR   ROBERT ERIC SUMMERFORD JR   THOMAS W SUMMERFORD   PHILLIP WESLEY SUMMERLIN   EMMA KATHLEEN SUMMERS
HARLEY WAYNE SUMMERS   HUNTER J SUMMERS   JAMES BLAIR SUMMERS   JAMIE R SUMMERS   JOEY PATRICK SUMMERS   JOSEPH KELLY SUMMERS   KENNETH LEE SUMMERS   KERA LEIGH SUMMERS   MICHAEL L SUMMERS
THOMAS L SUMMERS   JACOB SUMMERTON   JASON SUMMIT   JAMES SUMNER   JAMES LEON SUMNER JR   WESLEY SUMNER   DAVID A SUMOSKI   CURTIS SUMPTER JR   MARTRELL MARTQUZE SUMPTER   SANDRA W SUMPTER
ERIC HARRISON SUN   JOHNSON SUN   WEIPING SUN   YI SUN   CHIDAMBARAM SUNDAR RAJ   SELVAKUMARAN SUNDARAM   CODY J SUNDAY   SHAUNCE THOMAS SUNDERLAND   VANNAK SUOM   COURTNEY KAUAPOAILANI SUPE
FLORABEL SUPERABLE   MATTHEW SUPPLE   KYLE M SUPPLEE   SHANE STEFAN SUPRENANT   ZIGMONT JOHN SURAWSKI IV   VELAVAN SURESHKUMAR   ADAM MICHAEL SURF   JILL SURFACE   ROBERT W SURFACE   MICHAEL H SURPRENANT-VOGT
KENT JAMES SUSLAVICH   ALISON SUTCLIFFE   NEIL SUTCLIFFE   SHANE ANGELO SUTERA   JACOB HENRY SUTERMEISTER   BRENDAN SUTHERLAND   DONALD FRANCIS SUTHERLAND JR   JAMES C SUTHERLAND   JASON N SUTHERLAND
ZACHARY D SUTHERLAND   KEVIN L SUTHERLIN   KYLE JOSEPH SUTHERLIN   CODY MCCLAIN SUTTERFIELD   TONY ELBERT SUTTERFIELD   CANDACE L SUTTON   DIMICK SUTTON   GARY WAYNE SUTTON   HUNTER JOHN SUTTON
JADEN MATTHEW SUTTON   MARCUS SUTTON   ROBERT J SUTTON   ROBERT J SUTTON JR   SCOTT ALEXANDER SUTTON   ZACHARY ROY SUTTON   LORENZO SUYAPA BACA   BRADEN MATTHEW SUZNOVICH   JOSEPH SUZUKI   TOBY J SVATOS
JERRY J SVEC JR   ANTHONY L SVEHLA   JOSH SVENDSEN   JULIE K SVOBODA   KEVIN D SVOBODA   JOHNNY K SWACK JR   ERIC D SWAFFORD   JACOB PAUL SWAFFORD   JOSEPH E SWAFFORD   BEVERLY J SWAIM   HUNTER D SWAIM
JOSHUA R SWAIM   TYLER SWAIM   ADAM D SWAITE   THOMAS L SWALLEY   MICHAEL R SWALLOW   RYAN SWALLOW   JOSHUA J SWAN   KEVIN SWAN   MICHAEL R SWAN   WILLIAM H SWAN   WILLIAM LOGAN SWAN
DYLAN JAMES SWANBERG   MICHAEL A SWANK   BRANDON LANCE SWANN   EDWARD A SWANN II   JEREMY KYLE SWANN   LANCE ELDREDGE SWANN   MITCHELL WILLIAM SWANN   EILEEN MARY SWANNER   CHARLES W SWANSON
CORWIN SWANSON   JESSE L SWANSON   JONAS LEA SWANSON   COLLIN J SWANTEK   ALVIN L SWARTZ   MATTHEW MCINTOSH SWARTZ   BALDWIN EVERETT SWAYZER   ANTHONY E SWEAT   WENDY L SWEAT   GARY SWEATMAN
JOSEPH SWEATMAN   RYAN B SWEATMAN   JOSHUA SWEATT   SHAUN MICHAEL SWEAZY   ROBERT N SWEENEY   TRADD L SWEENEY   DAVID J SWEERUS   AUSTIN SWEET   CATHERINE ELIZABETH SWEET   DAVID A SWEET
CHRIS SWEETAPPLE   KADE JAMES SWEETEN   RICHARD E SWEETMAN JR   LAURIE LYN SWEGMAN   JEFFERY SCOTT SWEIGART   COLLEEN SWENSON   MICHAEL RAY SWENSON   MELISSA SWENTON   BRIAN L SWICK   ROBERT G SWICK
STEVE SWIECH   RAYMOND RORBY SWIFT   PATRICK K SWIGART   PATRICK S SWIM   JOHN D SWIMS   JERRED E SWINBURN   JAMES W SWINDLE III   JEFFERY D SWINDLE   JEREMY L SWINDLE   OSCAR DALE SWINDLE   SCOTTY LEE SWINDLE
JOHN-DAVID BURTON SWINEY   MARK TYLER SWINK   KEVIN RAY SWINNEY   RANDALL D SWISZCZ   ADAM R SWITZER   JAY M SWOYER   NATHAN J SYBERT   STEVEN E SYDENSTRICKER   JESSICA M SYDOW   AYUB SYED
SALAAR AHMED SYED   NOORUL ILAHI SYED MYDEEN   MOHAMED SAJITH SYEED IBRAHIM   JERRY DEWAYNE SYKES   RODNEY P SYKES   PHILLIP M SYLVESTER JR   LEE A SYLVIA   BENJAMIN SYMES   TIMOTHY DONALL SYMONETTE
AUSTIN SYMONS   TIM SYMONS   LINDA L SYNOWKA   MARTIN F SYPNIEWSKI   SCOTT P SYRKEL   THIRAKONE SYSAVAN   TRAVIS D SYSLO   BRANDON SKYLAR SYX   JULIUS J SZAKONYI   DONALD P SZALLAR   JONATHAN MATTHEW SZPOND
DUANE WILSON SZUREK   VY A TA   KEOLA CHARLES TAASAN   MAKOA TAASAN   DENNIS ARGOS TABANERA   ARNOLD TABAREZ   JOHN CHRISTOPHER CM TABB   GEORGE TABIOS   ELIZABETH TABIZON   THOMAS TABOADA   DAVID D TABOR
BRYAN LEE TACKETT   RANDY JOE TACKETT   JAKE NA TAESCHLER   RICHARD TAFOYA   ADAM TUCKER TAFT   BRITTANY NICOLE TAGER   KIMBERLY TAGTMEYER   USOALI'I TA'INAMU   JOSEPH A TAKENS   JOSEPH MICHAEL TAKITCH
NILESH TAKKE   AMITAV TAKOORCHARAN   JAMES R TALADA   CARLOS TALAMANTES   JOSHUA T TALBERT   HUNTER JOSEPH TALBOT   KATIE TALBOT   KAYSON TALBOT   SHANE B TALBOT   CHAD S TALKINGTON   JAMES TALLANT
CHRISTOPHER JASON TALLEY   DARRELL J TALLEY   ERICK TALLEY   PAMELA L TALLEY   SARA TALLEY   STEVEN DAVID TALLEY   TRAVIS TALLEY   MICHAEL E TALLY   AMIL TALOVIC   JOSE RUIZ TAMAYO   DAVID M TAMBORSKI
SEEVALAPERIYANRAJA TAMILSELVAN   JIA TAN   ELISHA K R TANAKA   DAI TANG   NICHOLAS KANE TANGEN   CONSTANTE TANGONAN   ANTHONY MICHAEL TANKSLEY   CHARLIE B TANNER   COLLIN WADE TANNER   LUTHER R TANNER JR
NATHAN J TANNER   PERCY L TANNER   MICHAEL RAY TANON   KEVEREZ V TANZY   ANTHONY JOSEPH TAPIA   ANTHONY JOSEPH TAPIA   GENARO TAPIA   GILBERTO TAPIA   THEODORE R TAPIA   JUAN MANUEL TAPIA CHAVEZ
ERASMO TAPIA-CARO   DUSTIN TAPP   JEFF TAPP JR   JEFFREY D TAPP   CLARENCE ALEXANDER TAPPAN   ANDREW GENE TAPPARO   ZACHARY HEATH TAPSCOTT   KHRISTIAN LATEEZE TARANGO   CHRISTOPHER P TARBY
CHAD WAYNE TARKINGTON   BOBBY A TARLTON   BOBBY D TARLTON   JOSHUA DARREN TARLTON   STEVEN CHASE TARLTON   TAB D TARLTON JR   TIMOTHY NICHOLAS TARLTON   ANTHONY JAMES TARPLEY   WAYNE TARPLEY
RONALD K TARTAMELLA   JOSEPH T TARTE   JOSHUA TARTLER   JANIS TARVER   JEREMY J TARVER   KEATEN N TARVER   CHRISTOPHER SHANE TARVIN   RAYMOND TASAKA   DAVID M TATAR   BEAU MEWBOURN TATE   EDWARD L TATE
ELDRICK ZENDRELL TATE   JACKSON ELI TATE   JAMES HARMON TATE   JOHN DAVID TATE   MCNARY RYAN TATE   MICHAEL SHAWN TATE   MICHELLE C TATE   ROBERT M TATE   DILLON M TATE-BIERMAN   KEEVAN R TATLOCK JR
MAURICE TATUM   VICTOR L TATUM   WILLIE J TATUM   ELIJAH J TAUALA   MEILO V TAUALA   TAGIPO P TAUALA   SILIAMALEATUALII D TAUFETEE   TUSI TAVAI   VAOVAI TAVAI JR   JOE TAVARES   GABRIELA TAVAREZ   NATHAN J TAVOLETTI
JONATHAN ALLAN TAYLOE   ANDREW D TAYLOR   ANTHONY R TAYLOR   BENJAMIN JAMES TAYLOR   BENJAMIN S TAYLOR   BETSY RENEE TAYLOR   BRANDI A TAYLOR   BRANDON ALLEN TAYLOR   BRANDON E TAYLOR   BRANDON M TAYLOR
BRITTANY NICOLE TAYLOR   BROCK MICHAEL TAYLOR   CALVIN TAYLOR   CAROLYN W TAYLOR   CHAD S TAYLOR   CHARLES ANDREW TAYLOR   CHRISTIAN BLAKE TAYLOR   CHRISTINA LYNN TAYLOR   CHRISTINA S TAYLOR
CHRISTON TIMOTHY LEE TAYLOR   CHRISTOPHER WAYNE TAYLOR   CLAYTON C TAYLOR   CODY C TAYLOR   CODY ZEB TAYLOR   CORY TAYLOR   DEREK E TAYLOR   DEVIN MCCLARY TAYLOR   DIXIE LAURA TAYLOR   DONALD ALLEN TAYLOR
DWIGHT TAYLOR   EDWARD L TAYLOR JR   EDWIN G TAYLOR II   FELIX CHRISTOPHER TAYLOR   GARY ANDREW TAYLOR   GEORGE E TAYLOR   GREG A TAYLOR   HOWARD WAYNE WAYNE TAYLOR   ISAIAH TAYLOR   JAKE VINCENT TAYLOR
JAMES A TAYLOR   JAMES HUNTER TAYLOR   JAMES V TAYLOR   JEB S TAYLOR   JEREMY NATHANIEL TAYLOR   JERMAINE E TAYLOR   JOE M TAYLOR   JONATHAN M TAYLOR   JONATHAN R TAYLOR   JONATHAN W TAYLOR
JONATHON PAUL TAYLOR   JOSEPH MATTHEW TAYLOR   JOSHUA JAMES TAYLOR   JOSHUA MICHAEL TAYLOR   JUDY K TAYLOR   JUSTIN LAMAR TAYLOR   KABE GRAISON TAYLOR   KENNETH G TAYLOR   KEVON D TAYLOR   KIRK E TAYLOR
KYLE RYAN TAYLOR   LACI DEAN TAYLOR   LONNEL TAYLOR   MACK EDWARD TAYLOR JR   MARCUS TAYLOR   MARK CLARENCE TAYLOR   MARSHAWN CLARENCE TAYLOR   MICHAEL A TAYLOR   MICHAEL L TAYLOR   MICHAEL LEVETTE TAYLOR
MITCHELL HEATH TAYLOR   NANCY S TAYLOR   NATHAN TAYLOR   NICKOLE M TAYLOR   NICOLE M TAYLOR   PHILIP A TAYLOR JR   PHYLLIS D TAYLOR   QUINCY TAYLOR   REGGINAL L TAYLOR   REGINA C TAYLOR   RICHARD MICHAEL TAYLOR
ROBERT V TAYLOR   ROY LEE TAYLOR JR   RUSSELL J TAYLOR   RYAN TAYLOR   SCOTT TAYLOR   STEPHEN WAYNE TAYLOR   STEVEN RANDALL TAYLOR   TERRY W TAYLOR   TRAVIS TAYLOR   WILLIAM TAYLOR   WILLIAM S TAYLOR
ZACHARY TAYLOR   ZACHARY D TAYLOR   KEITH CARMAN TAYLOR-BARKS   DILANE TCHOUNKEU   CLAYTON D TEAGUE   DAVID W TEAGUE   JUSTIN CHRISTOPHER TEAGUE   SHANE P TEAGUE   VARNEY TEAH   GARY W TEAK
MORRIS EDWARD TEASLEY   JOSHUA M TEATER   ADAM TEATHER   NATHAN CHASE TEBO   CHRISTOPHER WAYNE TEDDER   CLAY STEVENSON TEDDER SR   CODY RYAN TEDDER   DUSTIN LEE TEDDER   ZACHARY JOHN TEDESCO
AHMAD L TEEBA   JOSHUA SWADE TEELING   ARVIND TEEMAL   HALEY N TEER   CORY ALLEN TEETER   ERIC L TEETER   GERALD A TEETER   JEREMY DAVID TEETER   TROY A TEETER   JEFFREY TYLER TEFFT   BRYAN D TEFFTELLER
DAVID TEIXEIRA   DERREN TEIXEIRA   JOSE RENE TEJADA   LUIS TEJADA JR   MICHAEL TEJADA   SANTIAGO TEJADA   SANTOS TEJADA   BINIAM TEKIE   JOSE TELES   EDITH TELFER   OSCAR TELLEZ   ALEJANDRO CASTAÑEDA TELLO
ANTHONY TELLO   CESAR E TELLO   DAVID TELLO   JAIME L TELLO   RUBEN TELLO   RUBEN M TELLO   JOHN M TELVOCK   STEVEN ANTHONY TEMME   LANCE T TEMPLES   ALEX BLANCHARD TEMPLET   GERALD ALLEN TEMPLETON
JUSTIN S TEMPLETON   TRENTON TENARVITZ   DENNIS J TENCATI   LARRY K TENDER   HENRY A TENNENT III   GINNY J TENNES   CHRISTOPHER TENNEY   RICHARD L TENNY JR   CLARENCE ANTHONY TENORIO   JOSE RODOLFO CAPUCHINO TENORIO
ROMAN F TENORIO   ATEPANA LOPETI TEO   BANNER F TEO   RONALD TEODORO   FERNANDO PEREZ TEPOZANO   BRENT TER STEEGE   MARIO PIÑA TERAN   MARTIN TERAN   MICHAEL TERAN   JOSHUA O TERNET   TRISTAN A TERNET
CRAIG V TERNUS   JASON R TERNUS   KEVIN A TERNUS   BRITTANY LYNN TERPENING   BRAYDEN DYAR TERRELL   NANCY K TERRILL   AARON L TERRY   ANTHONY TERRY   AUSTIN MICHAEL TERRY   BILLY DWIGHT TERRY   DAVID ALTON TERRY
DAVID P TERRY   JASON W TERRY   JEANNIA JACKSON TERRY   JOSHUA BLAKE TERRY   LANDER TERRY JR   LISA NICOLE TERRY   MARCUS D TERRY   MARTY E TERRY   MICHAEL MCCOY TERRY   NATHAN TERRY   PAYTON ALAN TERRY
SCOTT R TERRY   REBECCA TES   MAHARI D TESFAI   KAILIN TESKE   NATE D TEST   SHAWN TESTONE   JOHN CARTER TETANICH   MICHAEL M TETEN   ANDREW BRIAN TETTENHORST   MONY THACH   HENON B THACKER   JAMES B THACKER
JEREMY THACKER   JOHNATHAN BRENT THACKER   OOIKATTAN THALAIVAN   PRANAY VINOD THALE   KEVIN B THALER   MICHAEL R THALLEY   MUSTHAKAHAMED THANASAHIB   DAVID THANG   DAVY T THANG   MUTHULINGAM THANGAVEL
MYVIZHIARTHI THANGAVEL   YUVALAKSHMI THANGAVEL   VIVEK THAPLIYAL   ALVIN THARP   CALEB LEE THARP   WAYNE S THARRETT   STEVEN A THATCH   COREY WILLIAM THATCHER   NGUN THAWNG   REECE THAXTON
AARON L THAYER   DARRELL W THAYER JR   DUANE D THAYER   MARCUS D THAYER   MICHAEL THAYER   MICHAEL S THAYER   SCOTT THAYER   SCOTT M THAYER   JAMES DAVID THEDFORD   MINN A THEIN   DEVIN MICHAEL THEISEN
JAMES G THEISEN   SETH H THEISEN   ANTHONY H THELEN   THOMAS D THELEN   STACY LORENA THEOBALD   KURT JAMES THERIOT JR   JOHN CHASE THERRELL   DENIS THERRIEN   CHARLES MATTHEW THIBADO   ALBERT THIBEAULT
SHANE THIBEAULT   JEREMY THIBERT   JASON D THIEM   DAVID C THIES   KRISTOPHER D THIES   HARLEY THIESSEN   ROBERT THIESSEN   JASON EARL THIGPEN   LATANYA THIGPEN   NATHAN BEDFORD THIGPEN   NICKOLAS SCOTT THIMLAR
PRAMEY THIRKATEH   RAMYA THIRUMALAIKUMAR   BHARATH THIRUMISHI JADA   KUMAR THIYAGARAJAN   MAGESH PRABU THIYAGARAJAN   PARVIN THOBHANI   JAMES D THOENE   WILLIAM J THOLKES   NICHOLAS BRENDAN THOLL
AARON R THOMAS   ADAM D THOMAS   BARRON C THOMAS   BENJAMIN TODD THOMAS   BRIAN M THOMAS   CALEB ANTHONY THOMAS   CEDERICK ANTHONY THOMAS   CHRISTOPHER THOMAS   CHRISTOPHER MICHAEL THOMAS
CLINT J THOMAS   COREY TONY THOMAS   CORY JEROME THOMAS   DALE A THOMAS   DAVID A THOMAS   DENARD THOMAS   DEXTER EMMANUEL THOMAS   DONNA M THOMAS   DUANE R THOMAS   ERIC THOMAS   ERIC D THOMAS
ERIC D THOMAS JR   GLENN LYNDALE THOMAS   JAMEEKO LAMAR THOMAS   JAMES THOMAS   JAMES M THOMAS   JILLISKA A THOMAS   JOHANNA THOMAS   JOHN ALAN THOMAS   JOHN H THOMAS   JOHN J THOMAS   JOHN W THOMAS
JOHNNIE B THOMAS   JORDAN THOMAS   JOSEPH A THOMAS   JOSHUA LAKE THOMAS   JUSTIN M THOMAS   KENNETH D THOMAS   KERN THOMAS   KWAMI ASHAKI THOMAS   LARITA K THOMAS   LATWYN A THOMAS   LAURA E THOMAS
LYSA DANIELLE HYLAND THOMAS   MATTHEW A THOMAS   MATTHEW DEREK THOMAS   MICHAEL A THOMAS   MICHAEL J THOMAS   RACHEL E THOMAS   RICKEY EUGENE THOMAS   RODNEY ALI THOMAS   RONALD THOMAS   SHAJI THOMAS
SHANE R THOMAS   STACY DON THOMAS   STEVEN THOMAS   STEVEN W THOMAS   TRENTON THOMAS   TRISTAN NICHOLAS THOMAS   VERONICA T THOMAS   WALTER J THOMAS   WHITNEY M THOMAS   ZACHARY ELLIS THOMAS
JARET THOMAS-FLYNN   ROBERT W THOMASON   DONALD RIPON THOMPKINS   STACEY L THOMPKINS   ADAM J THOMPSON   ADRIN BERNARD THOMPSON   ALEXIS TAYLOR THOMPSON   AMBER R THOMPSON   AUSTIN LOGAN THOMPSON
BARRETT THOMPSON   BENJAMIN D THOMPSON   BENJAMIN W THOMPSON   BRETT THOMPSON   BRITTANY NICOLE THOMPSON   BRYAN E THOMPSON   BRYAN EUGENE THOMPSON JR   CAMERON ROSE THOMPSON   CASEY J THOMPSON
CASONDRA DAWN THOMPSON   CHAZ THOMPSON   CHRIS R THOMPSON   COLBY SCOTT THOMPSON   COOPER WELLS THOMPSON   DANIEL B THOMPSON   DUANE A THOMPSON   DWAYNE THOMPSON   DWAYNE Q THOMPSON
EBEN A THOMPSON   ERIC L THOMPSON   GAIL M THOMPSON   GARY THOMPSON   GEORGE VANCE THOMPSON   GLENN A THOMPSON   GRANT BREWER THOMPSON   HOLDEN CHAYSE THOMPSON   HOUSTON WAYNE THOMPSON
JACOB D THOMPSON   JACOB TYLER THOMPSON   JAMES FRANKS THOMPSON   JAMES L THOMPSON   JARROD S THOMPSON   JED EDWARD THOMPSON   JERRY W THOMPSON   JESS C THOMPSON   JOHN CLYDE THOMPSON
JOHN L THOMPSON   JOSEPH L THOMPSON   JURMIE NELSON THOMPSON   KATHRYN A THOMPSON   KENNY J THOMPSON   KEVIN THOMPSON   KEVIN J THOMPSON   KORTNEY V THOMPSON   LARRY G THOMPSON   LYNN A THOMPSON
MARC R THOMPSON   MATTHEW THOMPSON   MICHAEL THOMPSON   MICHAEL A THOMPSON   MICHAEL R THOMPSON   NOBLE E THOMPSON   PAIGE THOMPSON   PHILIP G THOMPSON   RICHARD E THOMPSON   RICHARD W THOMPSON
ROBERT JEFFERY THOMPSON   ROBERT L THOMPSON   ROBYN THOMPSON   SCOTT WILLIAM THOMPSON   SHAWN FREDDIE THOMPSON   SHAWN W THOMPSON   STANLEY CARNELL THOMPSON   STANLEY HEATH THOMPSON
STEVEN D THOMPSON SR   STEVEN KYLE THOMPSON   TODD A THOMPSON   TRAVIS W THOMPSON   BRENT D THOMS   DAVID A THOMSEN   DRAKE BOYD THOMSEN   AUSTIN THOMSON   RANCE THOMSON   NATHAN COLE THORBURN
KYLE K THOREN   EDGAR L THORN   PAUL THORNE   SUNYA CLARESE THORNE ROSS   MATTHEW JOSEPH THORNHILL   REBEKAH ANNABELLE THORNHILL   BRYCE R THORNLEY   NEIL R THORNLEY JR   BRIAN LEE THORNSBERRY
ASHLEY NICOLE THORNTON   BRADLEY TYLER THORNTON   BRYAN C THORNTON   BRYAN WAYNE THORNTON   CHARLES H THORNTON   COLBY LYNN THORNTON   DANIEL M THORNTON   DELBERT JOSEPH THORNTON JR
HUNTER HEATH THORNTON   JIMMY T THORNTON II   JULIE LOVELL THORNTON   KYLE A THORNTON   MICAH DALE THORNTON   SIERRA N THORNTON   TYLER THORNTON   ZACHARY K THORNTON   JAY E THORP   MATTHEW MICHAEL THORP
JAKE M THORPE   SHANE DOUGLAS THORPE   TREVOR EDWARD THORSBY   DERRICK DUANE THORSON   GREG E THORSON   CHRISTOPHER W THORSTED   BARTON JOSEPH THRASHER   BRIAN S THRASHER   JARED DON THRASHER
MICHAEL O THRASHER   RODNEY J THRASHER   BRANDON DOUGLAS THRELKELD   JOHANNA L THREM   BRIAN THROWER   BALA THURAISINGHAM   JON A THURBER   RANDY THURBER   BRYSON L THURMAN   SHANNON N THURMAN
EARNEST CHRISTOPHER THURMON   STEWARD LEE THURMOND   BRADLEY M THURSTON   BRADY L THURSTON   KALVYN N THURSTON   TRAVIS J THURSTON   DAWEI TIAN   TROY L TIBBETTS   ALEX GERALD TIBBS   KRISTIAN J TIBULE
SETH DEVON TICE   BENJAMIN E TICEN   LISA M TICHLER   RYAN L TICHLER   STEVEN R TIDMORE   WILLIAM MICHAEL TIDMORE   ALEX NELUS TIDWELL   JEREMY TIEDGEN   BYRON TIERNEY   JEREMY RYAN TIFFANY   MITCHELL TIFFANY
MICHAEL C TIGER   ROLANDO TIJERINA   ADAM TILLER   RAY MATTHEW TILLER   SETH TILLERY   BRIAN L TILLEY   CLAYTON C TILLEY   CRAIG TILLEY   JILL A TILLEY   ROBERT D TILLEY   TYLER A TILLEY   WALTER LEE TILLIS
CALVIN Q TILLMAN   JOSHUA AARON TILLMAN   TRAVIS Y TILMAN   ADAM L TILTON   ANTONIO G TIMAS   CARLOS TIMAS   CARRIE CUTCHINS TIMBERLAKE   LANCE C TIMBERLIN   GLENDA SUE TIMBS   TONY TIMLICK   JACOB R TIMM
CHRISTOPHER MATTHEW TIMMERBERG   DREW L TIMMERMAN   JUSTIN MICHAEL TIMMERMAN   KEITH W TIMMERMAN JR   MATTHEW ALLEN TIMMERMAN   JONATHAN E TIMMIS   CHADBOURN M TIMMONS   DILLON TIMMONS
JEFFERY DAVID TIMMONS   JORDAN LEVET TIMMONS   MATTHEW W TIMMONS   TERRENCE TIMOTHY   MURRAY TINDAL JR   JOSE TINEO ORTIZ   JEREMY B TINGESDAHL   TIMOTHY D TINGESDAHL   RILEY JAMES TINGEY   DAVID LEE TINGLE JR
STEVEN L TINGLE   AUSTIN WILEY TINKER   JUSTIN C TINKLE   JASON C TINNEY   JONATHAN T TINOCO   CODY TRAVIS TINSLEY   JIMMY MICHAEL TINSLEY   MICHOEL U TIO   BREANNA TIPLER   JAMES LEE TIPLER   ASHLEY K TIPPETT
NICHOLAS A TIPSWORD   BEAU DYER TIPTON   TIMOTHY A TIRABASSI   ALAN TIREY   JASON DONTAE TIRJAN   JANE C TIRRELL   SANTIAGO TISCARENO   CHRISTIAN C TISDALE   GREG T TISDALE   LAURICE D TISDALE III
NICHOLAS LEE TISDALE   WILLIAM B TISDALE JR   JOSEPH TISDELL   SAVANG TITH   BRANDON R TITTLE   DANNY L TITUS   STEVEN KENNETH TITUS   GLORIA BACON TIWARI   JAY CHRISTIAN MENDOZA TIZON   SIET TJONG
DANIEL LEWIS TOBBE   MICHAEL J TOBIN   SHANA L TOCZYNSKI   IAN JOSEPH PAUL TODARO   LEONARD TODD   MICHAEL S TODD   OKONKOWO K TODD   RICHARD DANIEL TODD   WILLIAM ALLEN TODD   CHRISTOPHER SCOTT TOILLION
CHRISTOPHER TOKARZ   CHANDLER BRETT TOLBERT   DAVID TOLBERT   FILIBERTO TOLEDO JORDAN   FAIMAFILI TOLINIU   DUSTIN TOLL   RICHARD TOLLE   JOHN E TOLLEY   PHILIP B TOLLEY   MATTHEW R TOLLISON   JAY TOLMAN
MICHAEL ANDREW TOLMAN   MITCHELL P TOLOKONSKY   ALEC TOLOSA   BLAKE E TOLSON   HOLDEN MARK TOLSON   PAUL TOLSON JR   ANDREW J TOM   KYLE M TOM   SALWAN TOMA   ROSALINO TOMANENG   MICHAEL D TOMASEK
JOHN A TOMAZIN   MARKUS A TOMKA   FRANUS DARIAN TOMKIEWICZ   RANDY TOMKINS   JONATHAN C TOMLINSON   ALVIN J TOMLISON   HENRY DEEWAYNE TOMLISON   KOREY A TOMPKINS   KYLE M TOMPKINS   MATTHEW R TOMPKINS
GRAYSON D TOMS   JOSEPH TOMSHO   DAVID TOMSKI   MARIE TONELLO   ANDRE LEKENDRICK TONEY   DAVID A TOOLE   PHILLIP DEAN TOOMBS   BRIAN RYAN TOON   CARSON TOONE   LEON J TOPALIAN   BRIAN M TOPE
JENNIFER TOPELKO   DANIEL TOPHAM   TRADD N TOPPIN   MANUEL DE JESUS TORAYA   JACOB T TORGERSON   GENSY R TORIBIO   SHERRI MARIE TORLA   AMANDA R TORRENCE   ADOLFO CASTAÑEDA TORRES   ALEJANDRO TORRES
ARNULFO TORRES   CARLOS ARTHUR TORRES   CARLOS JOVAN TORRES   CESAR TORRES JR   CESAR DELGADO TORRES   CRUZ DELGADO TORRES   ELLYSA VICTORIA TORRES   EULISES CALDERON TORRES   FRANCISCO MARTINEZ TORRES
HILDA TORRES   JAYMES TORRES   JOFFRE TORRES   JOSE G TORRES   JOSE JESUS TORRES   JUAN MARTINEZ TORRES   JUVENAL TORRES   LUIS FLORES TORRES   MARTIN TORRES   MEELVISS TORRES   MICHAEL TORRES
MOISES DANIEL TORRES   NERCY OCHOA TORRES   ROGER TORRES   SALVADOR TORRES JR   WILLAN TORRES   MANUEL TORRES ARREOLA   OSCAR ORLANDO TORRES BARNICA   JAVIER A TORRES JIMENEZ   OSMARA TORRES LEYVA
HECTOR TORRES LOPEZ   RUBEN TORRES ROSAS   AMADOR PAUL TORREZ   JERRY E TORREZ   SYDNEY LEIGH TORREZ   ANTHONY PAUL TORRICELLI   FRANCISCO DE LA CRUZ TOSCANO   CHAD TOST   RAYMOND TOTH
LUCAS MICHAEL TOUSIGNANT   SAN DIEGO TOUSSAINT   FRANCISCO TOVAR   NOHELIA TOVAR   RUBEN TOVAR   BROOKS J TOVEY   CHRISTOPHER WADE TOWE   CURTIS LEE TOWELL   KRISTY MICHELLE TOWERY   ROBERT WAYNE TOWERY
BENJAMIN B TOWLES   BRANDON D TOWLES   MICHAEL SCOTT TOWLES   ADAM CHASE TOWNSEND   BRUCE EARL TOWNSEND   DWIGHT D TOWNSEND   GEORGE PALMER TOWNSEND   JAMES RICHARD TOWNSEND   KEVIN A TOWNSEND
LOUIS D TOWNSEND   TAVARIS MONTA TOWNSEND   TREVOR DALE TOWNSEND   WILLIAM H TOWNSEND   DAVID TOWNSON JR   JAMES TOWNSON   ALEICIA D TRACY   DEANNA N TRACY   JACOB DANIEL TRACY   MARK C TRACY
SCOTT A TRACY   THOMAS TRACY   GARRETT TRAFZER   ANDREW MICHAEL TRAIL   MATTHEW K TRAINER   ROBERT W TRAINOR   LARRY D TRAMEL   CARLA D TRAMMEL   CRAIG A TRAMMEL   CUONG Q TRAN   GIAU TRAN   HOANG V TRAN
KHANH T TRAN   NAM PHUONG T TRAN   PHU THANH TRAN   TIEN X TRAN   TRINA L TRAN   VA TRAN   VU T TRAN   DJUAN RAMON TRANNON   LASSANA TRAORE   PETER M TRAPANI   CLIFFORD R TRAPP   JOSHUA A TRAPP
RUSSELL G TRASK   JOSEPH EDWARD TRASTER   JESSICA G TRAUB   IVAN TRAVER   BLAKE TYLER TRAVIS   EZRA KM TRAVIS   LOGAN C TRAVIS   MARK ALLEN TRAVIS JR   NOAH ALEXANDER TRAVIS   WADE A TRAVIS   BILL RIVES TRAWICK JR
DESTIN BLAINE TRAWICK   MATTHEW BRADY TRAWICK   TY LAMAR TRAYLOR   FARRELL DEWAYNE TREADAWAY   JEFFREY A TREADWAY   JEREMY L TREADWAY   CLINT W TREASE   DAWSON TREAT   ROBERT ALLEN TREESH II   RYAN TREESH
TODD TREESH   ANGELO TREJO   CHRISTOPHER TREJO   EFRAIN TREJO   HERMAN A TREJO   ROGELIO R TREJO   CRYSTAL TREJO LOZANO   ROGELIO TREJO ORTIZ   EDER TREJO TREVINO   JEFFREY TREMBLAY   MIGUEL TREMBLAY
PIERRE TREMBLAY   JAMES G TRENHOLM   JERRY MICHAEL TRENT   WALTER TRENT   JACOB JAMES TREVILLIAN   MARTIN TREVILLIAN   SEAN MICHAEL TREVILLIAN   CHRISTIAN TREVINO   FRANCISCO R TREVINO   JUAN E TREVINO

STACIE TREVINO   HECTOR FRANCISCO TREVINO FERNANDEZ   JORDAN TREW   AMELIA E TRIANA   JERRY LEE TRIBLE   DANIEL TRICKETT   TRIFON I TRIFONOV   JAMES MATTHEW TRIM   ROY JAMES TRIMBLE   TYRONE T TRIMBLE
BLAKE HAMILTON TRIMM   JOSHUA HOWARD TRINER   TRINH V TRINH   KENNETH TRINIDAD   MARIO A TRINIDAD   TIMOTHY TRINIDAD   JOSEPH R TRINOSKY   BRIAN D TRIPP   DARREN TRIPP   VALERIE TRIPP   MARY KATHRYN TRIVETT
LARRY ALLEN TROLLINGER   SAMANTHA TROLLOPE   GARRETT J TROMBI   MANUEL DE JESUS TRONCOSO   MARCOS A TRONCOSO   JUAN TRONCOSO RAMIREZ   KEITH TROSCLAIR   ADAM BLAKE TROTMAN   EMILY FRANCES TROTMAN
JEFFERY L TROTMAN   JOSHUA K TROTMAN   JOHN RAYMOND TROTTER   DEMETRIUS DANDRE TROUPE   KEVIN D TROUSDALE   ANTHONY M TROUT   JEFFREY LAVINE TROUT   JEFFRY DAVID TROUT   JOEL THOMAS TROUT   RICHARD B TROUT
RICHARD DILLON TROUT   WILLIAM J TROUT   COREY TROUTMAN   KEVIN TROVERO   CODY LEE TROWBRIDGE   PAULA V TROWBRIDGE   WESLEY L TROWBRIDGE   GAYLA D TROWER   PHILLIP L TROWER   JASON D TRUAX   JOEL TRUAX
THOMAS PHILLIP CHANDLER TRUAX   GRANT WILLIAM TRUBACH   AUSTIN THOMAS TRUDEAU   JENNIFER L TRUDEAU   MELODY J TRUDEAU   TIMOTHY W TRUDELL   BRADFORD G TRUE   MICHAEL EUGENE TRUE   JACK D TRUEBLOOD III
MICHAEL E TRUEBLOOD   JUSTIN TRUELOVE   KEVIN SCOTT TRUELOVE   JOSEPH EARL TRUELOVE-YBARRA   BRYCE THOMAS TRUEMPER   ERNEST TRUESDALE   PHILLIP A TRUESDELL   JESSICA NICOLE TRUETT   BENJAMIN TRUJILLO
SAMUEL TRUJILLO   LUIS CARLOS TRUJILLO BOTELLO   SPENCER C TRUMAN   BRYSON TRUMBLE   KARYN STEPHANZ TRUMBULL   CHRIS D TRUNCK   NGUYEN CAM TRUONG   PETER A TRUONG   MICHAEL P TRUSCHKA   MICHAEL RAY TRUSS
NATHAN DEREK TRUSS   JASON DANIEL TRUSSELL   EUGENE TRUSZ   ADAM TRYHUK   MITCHELL T TRYON   ISABEL G TRYTHALL   SHERMAN TSE   SIMON TSE   CHARLES TSHIKO   JIM N TSIRIKOS   JASON TUBBS   ROBERT TUBBS
JUSTIN KYLE TUBERVILLE   NATHAN DON TUBERVILLE   ANTWOINE MARCEL TUCK   CHARLES WAYNE TUCK   JACOB GRANT TUCK   CHARLES JOSEPH TUCKER   CHRISTOPHER R TUCKER   CHRISTOPHER T TUCKER   ELDON D TUCKER
GAGE RANDLE TUCKER   HAROLD IRVIN TUCKER   JACOB TUCKER   JOHN TUCKER   JONATHAN ROBERT TUCKER   JORDON G TUCKER   JOSEPH E TUCKER   JOSHUA TUCKER   JULIE ELIZABETH TUCKER   KALIYA CARDE TUCKER
KARALEE J TUCKER   LACY REED TUCKER   LEQUASIS MARKESE TUCKER   LONNELL TUCKER   PATRICIA G TUCKER   RANDLE GLENN TUCKER   ROBERT H TUCKER   ROBERT L TUCKER   SAMUEL TUCKER   TARAN LYNN TUCKER
WARD J TUCKER   STEVEN TINO TUIAANA   RICHARD JOHN TUILOMA   JOHN TUIN   FRANK GUTHRIE TULLOS JR   PHILIP DANIEL TUMINARO   ROBERT R TUNIN   MORRIS LEWIS TUNNELL JR   JAMES E TUNNICLIFF   JACOB R TUNSTALL
SADIK TURAN   ROGERIO TURATTI   COLEMAN M TURBEVILLE   CAREY TURBITT   CARL JAMES TURBYFILL   NICOLE LAUREN TURCOTTE   PATRICK TURCOTTE   RICKEY L TURK JR   MICHAEL J TURKO   BENJAMIN G TURLEY
JEFFRY DYLAN TURLEY   THOMAS ROBERT TURLEY   CHRISTINE TURMAINE   BRYCE E TURMAN   JOSHUA M TURNAGE   MICHAEL W TURNAGE   STEVEN A TURNAGE   BRYLIN D TURNBO   GEOFFERY E TURNBO   JEREMY LYNN TURNBO
THOMAS WAYNE TURNBO   BRYCE TURNBOW   MONIQUE R TURNBOW   JEREMY TURNBULL   ROBERT D TURNBULL   ALLAN LEE TURNER   ANDREW TURNER   ANDREW RYAN TURNER   ANGELO A TURNER   BLAKE V TURNER
BRANDON ROBERT TURNER   BRIAN AUBREY TURNER   CARLOS EUGENE TURNER   CHELSEA DAWN TURNER   CHRISTOPHER W TURNER   CLARENCE DAVY TURNER   CLAYTON TURNER   COLBY EUGENE TURNER   DAKOTA EDWARD TURNER
DAVID WESLEY TURNER   DOUGLAS DEWAYNE TURNER II   ERIC P TURNER   EVELYN S TURNER   JACEY TURNER   JANELLE TURNER   JASON A TURNER   JAYMIE DANIEL TURNER   JIMMY N TURNER JR   JORDAN D TURNER
JORDAN TAYLER TURNER   KEITH A TURNER   LITTLE JOSEPH TURNER   LORETTA D TURNER   LUCAS TURNER   MATTHEW J TURNER   PAGE ELLIS TURNER IV   PRESTON KIRK TURNER   RAY L TURNER   RICHARD TURNER   RICKY L TURNER
ROBERT O TURNER   ROBERT WESLEY TURNER   ROSALIND TURNER   RYAN E TURNER   SCOTT A TURNER   SHAWN TURNER   TIMOTHY R TURNER   TRAVIS A TURNER   TRAVIS P TURNER   TYLER G TURNER   WAYNE TURNER
WILLIAM BEAU TURNER   ZACHARY L TURNER SR   ZANE PATRICK TURNER   BRODY WADE TURNEY   TODD CARLETON TURNEY   JEREMY THOMAS TURNIPSEED   JOHN C TUROSE   JOSHUA LLOYD TURPIN   COLBY TURPLE   MICHAEL R TURVEY
RICHARD A TUTEN   TRAVIS CLARK TUTEN   ANDREW T TUTTLE   BRODIE ALEXANDER TUTTLE   CHERIE L TUTTLE   CHRISTIAN T TUTTLE   CHRISTOPHER A TUTTLE   KRISTA JUNE TUTTLE   TASELE C J TUUPO   UELESE S TU'UPO
CHRISTOPHER Q TVETER   BRITTON L TWEEDY   LARRY D TWEEDY   SARAH AKUA TWENEBOAH   BENJAMIN D TWINE   PHILLIP T WINEM   DONALD J TYLENDA   ADAM JORDAN TYLER   CHRISTOPHER W TYLER   DALE MICHAEL TYLER
DALLAS D TYLER   JACOB T TYLER   KEVIN DWIGHT TYLER   OWEN W TYLER   RYAN MICHAEL TYLER   SCOTT E TYLER   STEPHEN TYLER   TRAVIS W TYLER   ELDON TYMS   JAMES O TYNER III   MARVIN LANE TYNER   JACOB TYNES
KALEB TYNES   EDDIE BERNARD TYREE II   WESLEY EARL TYREE   ELIZABETH TYRRELL   MATTHEW EDWARD TYRRELL   ALFONZO LYNDELL TYUS   TOMAS TZAJ   JOHN R TZIOUMIS   JORDAN M UBAUDI   UGUR UCAR   KARNAM G UDAYAKUMAR
BAXTON UDY   BURKE N UDY   DUSTY UDY   JOSHUA J UDY   REESE N UDY   WESLEY D UDY   ALEXANDRA UELE   BJ M UELE   MONIQUE UELMEN   ALLAN W UETTWILLER   BRIAN J UFFORD   IZUCHUKWU ALBERT UGWU   JOSHUA L UHINCK
DANIEL J UHING   TYLER M UHING   TINA MARIE UJCICH   MICHAEL RUN UKLIAN   ROBERT UKRAINETZ   BRETT M ULLOM   KIMBERLY S ULLOM   ELIJAH B ULSH   ASHTON-JARED TAFALE SAFUE KA'IIMINA'AUAO ULUFALE
TIMOTHY J UMBARGER   SUSHANT UMESH PANDIT   EDWARD H UNDERWOOD   JONATHAN A UNDERWOOD   KEVIN J UNDERWOOD   MICHAEL A UNDERWOOD   PATRICK N UNDERWOOD   RICK L UNDERWOOD JR   ROBERT UNDERWOOD
WYATT UNDERWOOD   BRODY DARRELL UNGER   MICHAEL S UNGER   RYAN W UNGER   RICHARD UNRAU   DEVON JAMES UNSELD   RONNIE KEITH UPCHURCH JR   WESLEY KEITH UPCHURCH   WADE A UPDIKE   DUSTIN UPHOFF
ERIC S UPLINGER   AMY UPP   JAMES DAVID UPTON   MATTHEW T UPWALL   JOHNNY URBANEK   ANTHONY MICHAEL RAY URE   MIRA UREKAR   JORGE E URENA   HORACIO URIAS   CARLOS N URIBE   DAVID URIBE   OSWALDO URIBE
ISAIAH STEPHON URISTA   MARCO NAVARRO URISTA   ANDREW URQUHART   ALFRED F URSO JR   ANGEL G URTEAGA   RAUL G URTIAGA   KEVIN USELTON   OLEG USENKO   TAURIS D USHER   HUSEYIN USLU   SHANE DAVID USNER
D CHAD UTERMARK   THOMAS E UTT   KARAN UTTAM NAIK   ANJANETTE CHAN UY   SCOTT M UYEMATSU   JOSE L VACA   JULIE RENEE VACLAVIK   BRODY VADEBONCOEUR   PHILLIP GREGORY VADEN   JAYAPRAKASH VADIVELU
CESCA DEL VADNER   ROGER BRITT VADNER   ANTHONY D VAE   JEANETTE M VAGO   SUDHAKAR VAIRAMUTHU   ESSAKKIAMMAL VAITHILINGAM   CHRISTOPHER J VALA   JOSE A VALDEZ   JOSE ARMANDO VALDEZ   JOSE L VALDEZ
JUAN JOSE VALDEZ   NICOLE L VALDEZ   SERGIO RAUL VALDEZ   DIEGO VALDEZ DEL RIO   ISMAEL VALDEZ MATA   JOSE G VALDIVIA   JUAN DE LA TORRE VALDOVINOS   NESTOR BOTELLO VALDOVINOS   ALFRED D VALENCIA
FRANK ANTHONY ANTHONY VALENCIA   JORGE JESUS VALENCIA   LEONARDO MORENO VALENCIA   LUCAS O VALENCIA   MARIO VALENCIA   MICHAEL S VALENCIA   LUIS ANTONIO VALENCIANO   JOSE O VALENCIA-ROJAS
TIMOTHY JAMES VALENTI   CARLOS VALENTIN   ERIC T VALENTINE   JADE C VALENTINE   TAY-VEON DAVONTA VALENTINE   ARIANNA VALENZUELA   GILBERT VALENZUELA   HUGO DERRICK VALENZUELA   MARIO ENCARNACION VALENZUELA
RIGOBERTO VALENZUELA   ROSENDO RAMIREZ VALENZUELA   URIEL VALENZUELA   PABLO VALENZUELA ARELLANO   LUIS VALERA   RACHEL LYNN VALERDI   ANTONIO VALERIO MARTINEZ   AYDEN VALKENBURG   MICHAEL ARTHUR VALLADARES
JULIO CESAR VALLADARES JUAREZ   HECTOR CARLOS VALLE   JARED J VALLE   JORGE OKHUYSEN VALLE   VICTOR A VALLE   FREDERICK VALLEIRES   ADRIAN VALLEJO   EVARISTO VALLEJO   HANS JORDAN VALLEJO   JORGE L VALLEJO
SAMUEL VALLES   JOSE CHRISTIAN VALLIN   ANGELA MARIE VALVERDE   HOA VAN VAN   JARYN BRYCE VAN ACKER   KALE VAN ARENTHALS   KIMBERLY VAN ARKEL   RICHARD BLAKE VAN ATTA   JASON VAN BEKKUM   MARTIN VAN BREDERODE
LANCE P VAN COURT   KEVIN VAN DE VEN   ALYSSA JUSTINE VAN DELDEN   ANTHONY VAN DER GRAAFF   JOSHUA VAN DYKE   MARK VAN DYKEN   RODNEY D VAN FOSSON   PETER JUSTIN VAN HORN   ERICA LOUISE VAN HOVE
MARK D VAN HYFTE   SCOTT VAN KOOTEN   RICHARD K VAN MORRIS   TYLER C VAN SCHOIACK   BRIAN VAN TUNEN   TIMOTHY L VAN ZANT   DONNIE S VANATTA   MASON VANATTA   TODD VANATTA   ANTHONY J VANATTENHOVEN
LUKE STEVEN VANAUSDALL   CHRISTOPHER RASHAU VANCE   KAIDEN RICHARD VANCE   QUENTIN LYNN VANCE   SHAROD D VANCE   STEPHEN R VANCE   HERU ETHAL VANCE-ORTIZ   PHILLIP W VANCINI   BLAINE LEWIS VANCLEAVE
JASON Z VANCLEAVE   KELLY J VANCLEAVE   REESE DALTON VANCLEAVE   ASHLEY VANDAM   MICHAEL G VANDEFIFER   DEVAN ALAN DAVID VANDEKERKHOVE   GLEN VANDEKERKHOVE   DUSTIN JACOB VANDEMORTEL   APRIL A VANDENBERG
LANCE VANDENBERG   CHAD VANDENBRINK   THOMAS A VANDER PLOEG   BRENDA S VANDER POL   DENNIS CRAIG VANDERFORD   PHILLIP BRADLEY VANDERFORD   KIMBERLY GRIFFITH VANDERGRIFF   DAVID VANDERKAAY
TIMOTHY VANDERKOOY   AUSTIN VANDERLEE   SEAN TYLER VANDERPOOL   AMY R VANDERSLICE   JAY W VANDERTOLL JR   JARETH VANDERWALT   BRIAN JOSEPH VANDERZANDEN   HUNTER WESLY VANDINE   JONATHAN WESLY VANDINE
NICHOLAS JAMES VANDIVER   NATHAN A VANDUSSEN   DARLA D VANDUYN   GREGORY ALLEN VANDUYN   AJ P VANDYKE   DAVID VANDYKE   LANE KODY VANDYKE   MICHAEL K VANDYKE   SHELDON A VANDYKE   TERRY E VANDYKE
BRUCE JAMES VANEARDEN   JAKE VANELSWYK   JAMES C VANEYK   BUTCH VANG   DAG VANG   NICHOLAS VANG   KISHA A VANHANNEGEYN   MARIO D VANHORN   MARK EDSEL VANHORN   SCOTT D VANHYFTE   DERRYCK T VANISH
DALE A VANKUREN   KENNETH VANLUE   WILLIAM MARK VANN   PAUL J VANNOY   TCHANAVIAN YVETTE VANNOY   ERIC D VANOSDALL   SONYA R VANOSTER   CALEB JAMES VANOVER   JAMES E VANOVER III   JONATHAN C VANOVER
CODY LEE VANSCOYOC   BHARGAVAREDDY VANTARI   TRENT C VANTASSELL   IRA K VANVALKENBURG   TRENT VANVALKENBURG   TREVON VANVALKENBURG   JAMES W VANVLEET   STEVEN J VANVLEET   JEREMY L VANVLERAH
JEREMY SCOTT VANWINKLE   MALO VAOFANUA   NISHANT VARADACHARI   MADHURIKA VARADARAJAN   ANTHONY VARDA   COLE M VARDAMAN   CEDRIC MICHAEL VARELA   EZEQUIEL VARELA   JOHNNY I VARELA JR   ABRAHAM JACOB VARGAS
ANTHONY J VARGAS   ANTONIO VARGAS   ANTONIO VARGAS   EZEQUIEL VARGAS   FRANCISCO VARGAS   FRANCISCO OJEDA VARGAS   GABRIEL VARGAS   JORGE VARGAS   JORGE OJEDA VARGAS   JOSE OBDULIO VARGAS
MARIO I VARGAS   PAMELA VARGAS   YASMINE GUADALUPE VARGAS   NESTOR VARGAS RAMIREZ   JULIO VARGAS SANCHEZ   EMANUEL VARGAS-SOLIS   ADAM VARIO   ANTONIO VARIO   ERIC VARIO   CINDY VARLEY   RYAN MICHEAL VARNADORE
JAMARLA LATWAN VARNER   YAHAIRA VARSEK   SELSIYA VARUDHAN   DENNIS VARVEL JR   SRETEN VASILJEVIC   ALBAR VASQUEZ   CARLOS VASQUEZ   CECILIO R VASQUEZ   GLORIA GOMEZ VASQUEZ   IRVING JUAREZ VASQUEZ
JAVIER VASQUEZ   JESUS J VASQUEZ   JONATHAN P VASQUEZ   JOSE BLADIMIR VASQUEZ   JOSEPH D VASQUEZ   JUAN Y VASQUEZ   JULIE C VASQUEZ   PAUL AMBROSIO VASQUEZ   PEDRO VASQUEZ   SANTIAGO VASQUEZ
JESUS VASQUEZ LARA   REBECCA ANN VASSALLO   JOHN JOSEPH VASSALOTTI   ALAN EUGENE VASSAR   PHILLIP N VASSAR   BILL M VAUGHAN II   DAVID CHARLES VAUGHAN   JERMAINE MARTISE VAUGHAN   JOSEPH AARON VAUGHAN
BLAKE CHARLES VAUGHN   BRANDY VAUGHN   BRIAN SCOTT VAUGHN   CHRISTOPHER MAC VAUGHN   CHRISTOPHER N VAUGHN   DALTON VAUGHN   DANNY W VAUGHN JR   ERIC L VAUGHN   JAMES THOMAS VAUGHN   JEFFREY VAUGHN
JEREMY VAUGHN   JONAH CHANCE VAUGHN   JUSTIN VAUGHN   KEITH B VAUGHN   KENNETH E VAUGHN   NATHAN VAUGHN   NATHAN CURTIS VAUGHN   NATHANIEL L VAUGHN   PATRICK L VAUGHN   PAUL EVAN VAUGHN   TERRY L VAUGHN
TRACY A VAUGHN   WILLIAM VAUGHN   AARON R VAUGHT   KATHY A VAUGHT   CAMERON LEE VAUX   RAIRU VAZ PENNA   ANGEL VAZQUEZ   DAVID ESPINOZA VAZQUEZ   FELIPE ZALAZAR VAZQUEZ   JOHN VAZQUEZ   JORGE VAZQUEZ
JORGE VAZQUEZ   JULIANA R VAZQUEZ   MANUEL HERNANDEZ VAZQUEZ   SALOMON VAZQUEZ   JUAN DE DIOS VAZQUEZ CABELLO   LUIS VAZQUEZ GARNICA   ERICK JACOBS VAZQUEZ JUAREZ   KENNETH VAZQUEZ PACHECO
FELIPE VAZQUEZ REA   COLE JACKSON VEAZEY   ALEXANDER THOMAS VEDER   MICHAEL J VEECH   CATHERINE M VEEN   VINOTHKUMAR VEERAMUTHU   ANAND VELAPPAN VEERASWAMY   ALFREDO VEGA   FREDDY VEGA   JAVIER VEGA
JORDAN M VEGA   JOSE HERNANDEZ VEGA   LUIS STEVEN VEGA   MARICELA VEGA   ALVIN VEGA VALENTIN   RAMON VEGA-CORONA   CODIE DALE VEILLON   CARL MAURICE VEITH   ANA KAREN VEJAR   CESAR LOZANO VELASCO
JORDIN K VELASCO   XIOMARA MOLINA VELASCO   ELEANE VELASQUEZ   EVELIN CAROLINA VELASQUEZ   IZAK JOAQUIN VELASQUEZ   RUBEN C VELASQUEZ   VICTOR VELASQUEZ   ADOLFO N VELAZQUEZ   ANDRES UBALDO VELAZQUEZ
DANTE VELAZQUEZ   JAIME F VELAZQUEZ   JORGE CASTRO VELAZQUEZ   KENIA DIAZ VELAZQUEZ   LUIS E VELAZQUEZ   GERARDO VELAZQUEZ ARAIZA   CRUZ VELAZQUEZ LOPEZ   ELVIN VELAZQUEZ NAVAS   ROGELIO VELAZQUEZ SOTO
ARISTIDES S VELEZ   JIMMY PIERRE VELEZ   BRYAN LOUIS VELEZ DAMIANI   RAYMOND VELEZ MEDINA   MATEO VELEZ RUIZ   JUAN URIBE VELGARA   CHRISTIAN VELIZ   JOSE R VELIZ   SARAT K VELLATURI   JESUS CRUZ VELOZ
DAN KENNETH VELTRI   BALASUBRAMANIYAM VELU   MANIKANDAN VELUSAMY   ISAAC MATTHEW VENABLE   ROGER L VENABLE   SEAN RICHARD VENABLE   TYLER ANTHONY VENDETTI   EDUARDO A VENEGAS   JESUS VALADEZ VENEGAS
JOEL A VENEGAS   JESSIE T VENEGAZ   MONISH VENKATESAN   RAMACHANDRAN VENKATESH KUMAR   MANO VENKATESHA MANIKANDAN   DENNIS J VENTIMIGLIA   EDILBERTO GONZALEZ VENTURA   LUIS GONZALEZ VENTURA
RICHARD ANTHONY VENTURA   DAVID CUMPLIDO VERA   FRANCISCO MUMENTHEY VERA   JOSE FELIPE VERA   FERNANDO D VERA CHAVEZ   LUIS EDUARDO VERA CHAVEZ   PHILIP J VERBEKE   CRAIG W VERBERNE   DAYLEN KENNETH VERBOUT
JAY VERBURG   ROBERT S VERDEN   ANTONIO RODRIGUEZ VERDOZA   TIMOTHY E VEREEN JR   GUILLERMO VEREZ   COLE WALKER VERI   LANCE A VERICKER   JOHN VERMELTFOORT   PIERRE PHILLIP VERMETTE JR   TIMOTHY LEE VERNIA JR
JAYLA G VERNON   JEFFERY VERNON   KATHY VERNON   MICHAEL SHANE VERNON   MICHAEL A VERON   MICHAEL J VERTZ   ALVARO JOSE VERZWYVELT   CARLOS ULISES VERZWYVELT   KURTIS DYLAN VESKRNA   DEBRA W VESS
JESSICA LEIGH VESS   BRIAN D VEST   CHEYENNE MARIE VEST   DEVIN MICHAEL VEST   TONY CHADRICK VEST   HUNTER C VESTAL   MORGAN G VESTAL   TERRYN KIRK VESTER   JUAN CARLOS VETTER   ERIC ROBERT VEVERKA
BRANDON VEY   TROY HOWARD VIAN   EMANUEL VIAU   JOSE VIAU   MICHAEL VIBERT   JONATHAN TYLER VICARS   JENNIFER SKELTON VICE   GREGORY ALLEN VICKERS   ANDREW VICKERS   JAMES VICKERY
JASON WAYNE VICKERY   CHRISTY L VICKNAIR   JESUS A VICTORIA   RODOLFO A VICTORINO   GUSTAVO OROZCO VIDAL   MANUEL EDUARDO VIDAURRI   ADRIAN HERNANDEZ VIDRIO   IGOR VIEIRA   RODGER H VIELWEBER   ROBERT D VIERS
GREGORY DANIEL VIGIL   RUBEN VIGIL   BRENDAN S VIGNEAULT   JASON S VIGNESS   ROHIT VIJAY ADAM   ANKITA VIJAY KAPADI   VIKAS VIJAY KULAYE   JAYASRI VIJAYABHASKAR   VENKAT RAMANAN VIJAYVEL   GARY VIKER
KEITH D VILDERS   LARISSA VILELA COSTA   ADRIAN VILLA   BRIANNA R VILLA   LUIS J VILLA   MARIO ALONSO VILLA   MARIO S VILLA   NATALIE LIZETTE VILLA   JOSE GREGORIO VILLAFANE CARRILLO   ANDRES L VILLALBA
GARRETT ANDREW VILLALBA   JOSE M VILLALOBAS AGUINAGA   AUGUSTIN C VILLALOBOS   JONATHAN VILLALOBOS   YARELI ARIAS VILLALOBOS   DAVID VILLALOBOS GALLO   VICTOR VILLALPANDO   JULIAN JAVIER VILLANUEVA
LUIS LOPEZ VILLANUEVA   RAMON LOPEZ VILLANUEVA   DENNIS D VILLAREAL   EDGAR A VILLARREAL   JACOB MICHAEL VILLARREAL   JOSE R VILLARREAL   OMAR VILLARREAL   RICARDO VILLARREAL   RODOLFO VILLARREAL
U ANTONIO VILLARREAL   SALVADOR JOSE VILLARREAL GARCIA   JOSE MAURICIO MAURICIO VILLARROEL   RAUL ABEL VILLASENOR MIRANDA   ERIC VILLEGAS JR   JOSEPH ANTHONY ANTHONY VILLEGAS   MARIO ALBERTO VILLEGAS
JUAN VILLELA   ALVARO VILLELA BELTRAN   DAVID CURTIS VILLESCAS   VINCE VILLESCO   STACIE VILT   PRASHANT VINAYAK BAHAL   BRANDON VINCENT   CHELSEA RAE VINCENT   JOHN A VINCENT   JOSEPH L VINCENT
JUSTIN WAYNE VINCENT   KEVIN W VINCENT   SASHA VINCENT   SOMMER NICHOLE VINCENT   STEPHANIE LEA VINCENT   TYLER N VINCENT   ERNESTO VINCENTE   MICHAEL BLANE VINES   CHRISTY L VINET-POWERS   EDUARDO VINLUAN
AJAI VINOD   COURTNEY VINSON   JERRELL G VINSON   DAVID WAYNE VINUP   BRIAN K VINZANT   MICHAEL SHANE VINZANT   ARTURO VIRGEN   JOSE L VIRGEN   MARCO A VIRGEN   ROBERTO VIRGEN   CHARLES G VIRGIN
JEANNE M VIRGIN   ALIX DANIELLE VIRGONA   SARASWATI VISHNUDAS KOLHODE   SAHANA VISHRAM GHADI   JOEL RYAN VISSERING   KARTHIKEYAN VISWANATHAN   BRYAN JUAREZ VITAL   GABRIELA ZUNO VITELA   JORGE ZUNO VITELA
PRISCILLA VITELA   PREYASHKUMAR VITHA   LUIS VITIER CASAL   JULIO MORENO VIVAS   STEVEN HEYWARD VIVENZIO   KHAC NHO VO   KEVIN J VOECKS   MARK S VOELKEL   ALLISON VOGEL   DAKOTA M VOGEL   JUSTIN L VOGEL
ROBERT T VOGEL   STEVEN M VOGEL   TYRONE J VOGEL   SHAMUS VOGELSANG   JEFFREY G VOGT   JORDAN THOMAS VOGT   JOSHUA BONHAM VOGT   DEREK A VOIGHT   WILLIAM LEE VOILS JR   CALEB VOIROL   JORDAN LESLIE VOLDEN
STEVEN H VOLK   ANTHONY M VOLLBRECHT   JAY FREDERICK VOLLERS   JAMES B VOLMER   STEPHEN J VONDERHEIDE   ROBIN L VONDRAK   IAN J VONGLAHN   DOUG E VONHANDORF   JOSEPH THOMAS VOORS   WILLIAM VORDERER
DEANNE L VORNHAGEN   NITHIN KUMAR VORUGANTY   WESTON P VOS   BRADLEY ZANE VOSS   ALAN D VOUGH   DARIN R VOUGH   DAVID G VOUGHT   MITCHEL T VOWELS   RICHARD VOYER   JEFF L VOYLES   STACY LEE VOYLES
NICHOLAS JOE VRABEL   MARK J VRBKA   THANH VU   JELENA VUKAS   RYAN VULETIC   RONALD VUMBACK JR   KIM S VUN   DOUGLAS J VYHLIDAL   ANDRII VYSHNIAK   NICHOLAS S WAAK   RAY WACHEL   ERIC D WACHHOLTZ
MARK J WACHHOLTZ   TRISTON TROY WACHHOLTZ   JASON J WACHTER   JEDIDIAH R WACHTER   SONYA CATHY WADDELL   TOM WADDELL   CHRISTOPHER JAMES WADDLE   GREGORY S WADDLE   SCOTT A WADDLE   JACOB M WADDOUPS
ADAM W WADE   GREGORY EUGENE WADE   JOHN D WADE   JOHN MICHAEL WADE   JORDAN GLEN WADE   JOSHUA EARL WADE   NICKALOUS B WADE   NOLAN MICHAEL WADE   RYAN MICHAEL WADE   THOMAS JAMES WADE
JERAMIAH WADE BRUCE   JOHN WADKINS   MATTHEW J WADLEY   ROBERT D WAECHTLER   AARON D WAGENER   BRET L WAGGONER   COLTON HENRY WAGGONER   LUKE LANE WAGLER   BRADLEY STEPHEN WAGNER   CODY JAMES WAGNER
DARRELL WAGNER   DAVID J WAGNER JR   ELLEN V WAGNER   EVA M WAGNER   FREDERICK-CHYSON N WAGNER   GRANT MATTHEW WAGNER   JADON WILLIAM WAGNER   JOHN MARTIN WAGNER   JOHN MELVIN WAGNER JR
JOHN W WAGNER   KALE AARON WAGNER   LEON A WAGNER JR   MARY L WAGNER   SHAWN WAGNER   HALEY NICOLE WAGONER   JEFFREY C WAGONER   MALLEE WAGSTAFF   MICHAEL WAGSTAFF   JARED M WAGSTER
BRITT WAGUESPACK   TYLER A WAGY   MARTIN E WAHL   NATHAN WAHL   ADAM KEITH WAID   AUSTIN J WAIKEL   JOSHUA ERIC LEE WAINSCOTT   MACKENZIE WILLIAM WAINSCOTT   MATTHEW E WAINSCOTT   CHRISTOPHER C WAINWRIGHT
TRAVIS M WAIT   HOWARD FRANCIS WAITE IV   JAMES J WAITE   CODY MITCHELL WAITS   CURTIS WAITS   VUYANI S WAKABA   CHRISTINA ANN WAKEFIELD   CARL JOHN WALAG   JOHN P WALBURG   GEORGE PARKER WALDEN
JORDAN R WALDEN   KYLE LEE WALDEN   ALICE EMILY WALDON   MICHAEL PAUL WALDON   MATTHEW ALLEN WALDORF   JAMES R WALDREP   JUSTIN ONEAL WALDREP   JAIRUS JEROME WALDRIP   SHELLEY WALDRIP   CRAIG M WALDRON
ROBERT J WALDRON   ADAM B WALDROP   BRANDON S WALDROP   CHRISTOPHER WALDROP   CHRISTOPHER E WALDROP   JACOB L WALDROP   JAMES D WALDROP   KIMBERLY OGLE WALDROP   NICHOLAS PAYTON WALDROP
TYLER S WALDROP   BRIAN WALDROUP   A FRANK WALKER   ADAM W WALKER   BAILEY P WALKER   BRANDON WALKER   BRANDON CHRISTIAN WALKER   BROC A WALKER   CHANCE WILEY WALKER   CHASE M WALKER
CHRISTOPHER DONTRELL WALKER   CHRISTOPHER S WALKER   CLAY E WALKER   CODY WADE WALKER   DANA M WALKER   DARNELL J WALKER   DARRELL L WALKER   DARRY A WALKER   DEQUINCEY WALKER   DYLAN WALKER
EDWARD DOUGLAS WALKER   GEORGE L WALKER   HAYDEN RAY WALKER   HUNTER EDWARD WALKER   JAMES C WALKER   JASON WALKER   JASON D WALKER   JASON DALE WALKER   JASON E WALKER   JEFFREY ALLEN WALKER
JEREMY WALKER   JERROD A WALKER   JONAH WALKER   JOSEPH MICHAEL WALKER   JOSHUA AUSTIN WALKER   JUSTIN WALKER   JUSTIN MICHAEL WALKER   KRISTIN R WALKER   KYLE C WALKER   LUTHER D WALKER
MARCUS B WALKER SR   MARSHALL H WALKER   MATTHEW WALKER   MATTHEW ETHAN WALKER   MEAGAN G WALKER   MICHAEL D WALKER   MICHAEL D WALKER   MICHAEL D WALKER   MICKEY C WALKER JR   PAUL T WALKER
RANDALL M WALKER   REGINA R WALKER   REX A WALKER   RICKY EZELL WALKER   RYNE JORDAN WALKER   SCOTT L WALKER   SHAWN P WALKER   STEVEN M WALKER   SUSHMA S WALKER   TACOYUS KYRELL WALKER
TRAVIS M WALKER   TRAVON A WALKER   TRENDLE M WALKER   TYLER JACOB WALKER   FREDERICK WALKLEY   CHAD M WALKUP   BRIAN CHARLES CHARLES WALL   JAMIE WALL   JOSHUA S WALL   LESTER LEE WALL   ADAM WALLACE
BRANDON SAMUEL WALLACE   BRIAN KEITH WALLACE   BRIAN ASA STEVEN WALLACE   CARL L WALLACE   CHARLES W WALLACE   DANIEL WALLACE   DANIEL A W WALLACE   DAVID EVAN WALLACE   DONALD WALLACE
DOUGLAS F WALLACE   DYLAN KYLE WALLACE   ERIC J WALLACE   JAMES T WALLACE   JEFFREY SCOTT WALLACE   JEFFREY TYLER WALLACE   JONATHAN N WALLACE   JOSHUA WALLACE   JULIE WALLACE   KAREN M WALLACE
KENDALL LEIGH WALLACE   LEE SEMMES WALLACE   LULA ROCHELLE WALLACE   LYNN A WALLACE   MICHAEL ERIC WALLACE JR   MITCHELL JAMES WALLACE   ROBERT H WALLACE   STEVIE M WALLACE   JASEN TRAVIS WALLACE MILLER
JUSTIN DAVID WALLEN   DREW WALLER   TIMOTHY MICAH WALLEY   CONRAD HARRISON JORDAN WALLIN   FLOYD E WALLING JR   RYAN N WALLINGFORD   CHRISTOPHER MARK WALLIS   CHRISTOPHER WAYNE WALLS   JACOB CODY WALLS
PAUL WALLS   RUSSELL W WALLS   SETH WALLS   CORBIN J WALNOFER   LUKE SAMUEL WALNOFER   JAMES WALP   MICHAEL S WALQUIST   BRAD WALSH   CHRISTOPHER WALSH   JEFFERY WALSH   JOSEPH MICHAEL WALSH
PERRY L WALSTON   WESLEY J WALSTON   MICHELE A WALTENBERGER   ALLISON LOUISE WALTER   BRADLEY AARON WALTER   DOUGLAS A WALTER   JEFFREY MICHAEL WALTER   JEREMY THOMAS WALTER   JERROD WALTER
JODIE LAWRENCE WALTER   MARK E WALTER   MATTHEW STEVEN WALTER   ZACKERY EDWARD WALTER   BRENT M WALTERS   CASEY JOE WALTERS   DEREK WALTERS   HENRY R WALTERS III   JAYSON WALTERS   JOHN L WALTERS
JOSHUA M WALTERS   JOSHUA MICHAEL WALTERS   KEVIN L WALTERS   LANE PRESTON WALTERS   REXFORD ALAN WALTERS   RUSH EDWIN WALTERS   RUSSELL L WALTERS   TERRENCE L WALTERS   JAELIN SHAQUIL WALTON
JAMES H WALTON JR   JON DAVID WALTON   JOSEPH WALTON   JUSTIN RAY WALTON   ROGER J WALTON   WILLIAM WALTRIP   MICHAEL DAVID WAMBOLD JR   JAMIE L WAMBSGANSS   JASON J WAMPLER   JANE WAN   LOGAN RICHARD WANACK
DENNIS WANG   JIAYU WANG   YANWEN WANG   ZHENG WANG   ALEXANDER WANGER   STEPHANIE LYNN WANN   JAKE WANNER   SCOTT WANSER   TRAVIS A WANSTRATH   WILLIAM J WARBACH   JASON WARBY   ALAN W WARD
ALVONTE JONQUELL WARD   BRIAN A WARD   CALEB HOOVER WARD   CHRISTOPHER JASON MICHAEL WARD   CHRISTOPHER L WARD   DANIEL J WARD   ELIZABETH WARD   HAGGON WARD   JAMES CONRAD WARD   JASKA L WARD
JASON DAUGHTRY WARD   JEFFREY CHARLES WARD   JOHN AUSTIN WARD   JOSHUA WARD   JULIAN FAHALI WARD   JUSTIN C WARD   JUSTIN L WARD   KARLI DENISE WARD   KEVIN PETE WARD   LARRY WARD   LELAND A WARD
LUENDA WARD   MATTHEW DOUGLAS WARD   MICHAEL D WARD   MICHAEL R WARD   NATHAN S WARD   ROBERT CRAIG WARD   SHAWNA L WARD   STEVEN H WARD   TAYLOR P WARD   THOMAS E WARD   WILLIAM L WARD II
WILLIAM TYLER WARD   ZACHARY M WARD   BRADLEY R WARDLE   TRYSTEN BRADLEY WARDLE   ANDREW E WARE   BRENT L WARE   CALVIN L WARE   DAVID JAMES WARE   LEONARD L WARE II   RAYMOND G WARE JR   ROBERT KYLE WARE
KENNETH L WARFEL   JACQUELINE KAY WARFIELD   TYLER SCOTT WARFIELD   ANDREW J WARGO   TYLER QUINN WARHURST   JOHN H WARING   WANDA M WARMAN   JUSTIN M WARNEKE   LISA L WARNEKE   CAROLINE WARNER
DOUGLAS G WARNER   JASON WARNER   JASON MICHAEL WARNER   JEFFREY ALLEN WARNER   JEROME J WARNER   ROGER L WARNER   SETH ELI WARNER   TODD A WARNER   WENDELL T WARNER   CORBIN H WARNKE   ERIC T WARNOCK
JOCELYN HENSON WARNOCK   ROBERT EDMOND WARNOCK   WHYATT HUNTER WARNOCK   ADAM R WARREN   BRANDON MICHAEL WARREN   BRENT P WARREN   CLAYTON WARREN   ERIC CARL WARREN   FORREST K WARREN
JORDAN CHRISTINA WARREN   KLINT JACKSON WARREN   PHILIPPE WARREN   RANDALL WARREN   RICHARD L WARREN JR   RYAN WARREN   SHELDON J WARREN   SOLOMON BERNARD WARREN   TONY TERRELL WARREN
VINCENT ERIC WARREN   GEORGE M WARRENFELLS JR   AARON K WARRICK   DEVYN HUNTER KYLE WARRICK   DILLON WAYNE WARRICK   DUANE WARRICK   GREGORY ALLEN WARRICK JR   TAMMY J WARRIOR   TIMOTHY WARSTLER
DARREN WASACASE   DORIAN WASACASE   BRAD WASHBROOK   KEVIN J WASHBURN   MARK A WASHER   ALBERT J WASHINGTON   ANGELIOS M WASHINGTON   BELINDA DENISE WASHINGTON   DANA EARL WASHINGTON
ERICKA WASHINGTON   GERALD DEWAYNE LONG WASHINGTON   HERMAN LEE WASHINGTON   ROBERT J WASHINGTON   RODNEY WASHINGTON   RONALD D WASHINGTON   TANIKA S WASHINGTON   TARVARIS E WASHINGTON
BRANDON WASSLEN   ADAM D WASSON   TOBY J WASSON   CRAIG M WASTELL   BOGUSLAWA WASZKIEL   EVAN M WATERLOO   AUSTIN JAMES WATERS   CHAUNCEY ELI WATERS   CODY BLAKE WATERS   CRAIG WATERS   KENNETH WATERS
MANDY YVONNE WATERS   MARCENA WATERS   NICHOLAS RAY WATERS   SAMANTHA WATERS   ANTHONY W WATFORD   ASHLEY NICOLE WATFORD   GREGGORY A WATFORD JR   JOSEPH G WATFORD   LANCE R WATFORD
ROBERT A WATFORD   ROBERT C WATFORD III   TYLER RUSSELL WATFORD   ANDREW CHASE WATHEN   DYLAN R WATHEN   ZACHARY T WATHEN   AARON D WATKINS   ADAM T WATKINS   ALBERT T WATKINS   BARRY A WATKINS
BRANDON M WATKINS   CHRISTOPHER L WATKINS   CHRISTOPHER LANCE WATKINS   CHRISTOPHER R WATKINS   DANIEL JOSEPH WATKINS   DENNIS BRIAN WATKINS   EMILY J WATKINS   ERIC SHEQUILLA WATKINS   ERYN LYN WATKINS
GRETCHEN LEE WATKINS   JOHNATHAN TOBIAS WATKINS   JONATHAN PAUL WATKINS   JOSHUA GLENN WATKINS   NATASHIA LATRICE WATKINS   STEPHANIE THOMAS WATKINS   TYLER S WATKINS   WILLIAM JOSEPH WATKINS
WILLIAM M WATKINS   ALICIA SHANTA WATKINS COLEMAN   MICHAEL B WATROUS   BERNARD L WATSON   BRADLEY S WATSON   CASEY RYAN WATSON   CHAD WATSON   CHRISTOPHER J WATSON   CLAUDE C WATSON JR

DARRIN R WATSON   DAVID B WATSON   DAVID LAMONT WATSON   DEANN WATSON   DORA LYONS WATSON   FLOYD TOMMY WATSON   GERALD WALTER WATSON III   GERARD WATSON   JAMES B WATSON   JAMES W WATSON
JENNIFER L WATSON   JEREMY W WATSON   JOHN WATSON   JORDAN WATSON   KEITH S WATSON   KENNETH WATSON   KODY WATSON   KYLE A WATSON   LAMAR R WATSON   LARRY L WATSON   MARK WATSON   MARTIN G WATSON
MICHAEL J WATSON   PAMELA G WATSON   PAUL V WATSON   PENNY O WATSON   RAEGAN MILLER WATSON   ROBERT K WATSON   RONALD FREDERICK WATSON   RUSSELL E WATSON   SETH WATSON   STUART WATSON
TALMAGE LOYD WATSON III   THOMAS EL WATSON   TRACY D WATSON   XAVIER JAQUEZ WATSON   DONALD WATT   HASAN MOHAMMED WATTAR   DUSTIN T WATTERSON   WILLIAM WATTERSON   DARRIELLE WATTIE   CHAD J WATTS
CHARLES DALTON WATTS   CHRISTOPHER LEE WATTS   JAMES WATTS   KALVIN EUGENE WATTS   TYLER M WATTS   ROBERT WAUDBY JR   JEFF HOWARD WAUGH   MICHAEL WILLIAM WAUGHEN   BLAKE THOMAS WAVRUSA   STEPHEN M WAY
KEVIN C WAYE JR   SUSAN WAYNE   JONATHAN W WEATHERBY   CHRISTOPHER M WEATHERFORD   DAVID A WEATHERFORD   FRANK T WEATHERFORD   HARRIETT M WEATHERFORD   JACOB WEATHERFORD   JAMES ALLEN WEATHERFORD
JOSEPH E WEATHERFORD   NELSON B WEATHERFORD   NORMAN S WEATHERFORD   REGISTER L WEATHERFORD   TYLER EUGENE WEATHERFORD   LUCAS J WEATHERHEAD   CALEB AAARON WEATHERS   CURTIS WEATHERS
MARK O WEATHERS   ANDREW L WEATHERSPOON   JOHN C WEATHERWAX   BRETT D WEAVER   BRIAN J WEAVER   CALEB CHRISTOPHER WEAVER   DANIEL AUSTIN WEAVER   DENNIS L WEAVER II   DONALD A WEAVER   FRANKLIN S WEAVER
GARY DEAN WEAVER JR   JACOB L WEAVER   JASON D WEAVER   JOHN T WEAVER   JOSEPH WEAVER   JOSEPH M WEAVER   MATTHEW D WEAVER   MICHAEL EDGAR WEAVER   MICHAEL P WEAVER   RICHARD J WEAVER   SHAY C WEAVER
STEVEN ERIC WEAVER   WILLIAM S WEAVER   BRIAN W WEBB   BRYAN D WEBB   CHRISTOPHER WEBB   CHRISTOPHER RAY WEBB   CIARAN H WEBB   CODY WEBB   DAVID A WEBB   HARLEY L WEBB   JASON WEBB   JASON RAY WEBB
JIMMIE LEE WEBB   JUSTIN WEBB   KYLE SNELL WEBB   MARK V WEBB   MICHAEL C WEBB   MICHAEL S WEBB   MICHELLE WEBB   RICHARD E WEBB   SCOTT A WEBB   STEVEN WILLIAM WEBB   SUSAN ELLEN WEBB   HARRY A WEBBER
MICHAEL E WEBBER   ANDREW STEPHEN WEBER   BRIAN R WEBER   COLLEEN WEBER   COLLEEN MARIE WEBER   GLORIA A WEBER   LANE L WEBER   MATTHEW WEBER   MELANIE HENDRICKS WEBER   ROBERT WEBER   ROBERT A WEBER
TODD J WEBER   TY JACOB WEBER   ANDREW LEON WEBSTER   BARRY O WEBSTER   BRADLEY WEBSTER   BRANDON T WEBSTER   BRIAN CHAD WEBSTER   CANDACE NAYLOR WEBSTER   CHERYL RENEE WEBSTER   DANIEL P WEBSTER
DEVIN R WEBSTER   HENRY JACOB WEBSTER   JOSHUA LEE WEBSTER   LON CHRISTOPHER WEBSTER   MORGAN WEBSTER   PHILIP WEBSTER   RODNEY D WEBSTER   RONALD CURTIS WEBSTER   TARYN PATRICK WEBSTER
TYLER DEAN WEBSTER   WILLIAM WEBSTER   JESSE W WECKBACH   TIMOTHY WECKWERTH   DAVID WEDDLE   DAVID W WEDDLE   EMILY S WEDDLE   RONALD L WEED   LORRIE LYNN WEEDON   MICHELLE WEEKES   ALBEN THOMAS WEEKS
BRIAN SCOTT WEEKS   CHARLES ANDREW WEEKS   GAGE MICHAEL WEEKS   TYLER WEEKS   LEONARD WEEMS   CRAIG R WEERTS   RICHARD V WEERTS   DANIEL P WEESE II   RYAN M WEETS   JOSHUA R WEGMAN   DAVID A WEHMEIR
JOHN P WEHNER   RYAN J WEHRI   TIMOTHY RAY WEHRLE   CHESTER WILLIAM WEHRMAN   BRAYLON LEE WEHRMANN   DAN P WEHRMANN   DRU A WEHRS   TYLER T WEHRS   JORDAN TAYLOR WEIDENHAMER   CHRISTOPHER D WEIDNER
MICHAEL R WEIDNER   ROSS MICHAEL WEIDNER   SHANE GERARD WEIDNER   TANNER J WEIDNER   MIKE G WEIGAND   JOSEPH WEIGEL   BRYAN WEIGHTS   JUSTIN WEIKMAN   THOMAS A WEILER   KELLY A WEIMAN   JAY B WEIN
AUBREY ALEXANDER WEIR   CHRIS A WEIR   STEPHEN C WEIR   MITCHEL C WEIRICH   JACK WEISBRODT   DAVID WEISBROT   BRANDON M WEISEL   TODD WEISHAUPT   JEREMY WAYNE WEISINGER   EMILY K WEISMANN   HEATHER WEISS
MAKAYLA MARIE WEISS   ERIC L WEITZ   JEFFERY WEITZ   DUSTIN N WELCH   EDDIE LEE WELCH   EMILY M WELCH   ERNEST JAY WELCH   FREEMAN WELCH   HARRY S WELCH   JAMES W WELCH   JASON EDWARD WELCH
LOVONDA A WELCH   MATTHEW WELCH   PAUL WELCH JR   ROBERT W WELCH   STACY K WELCH   TOMMY LEGRAND WELCH   WILLIAM WELCH   KEVIN WELDE   DENNIS J WELDEN   JARED HEATH WELDEN   JEROME ARLAND WELDEN
KEVIN L WELDON   JAMES E WELKER   ADAM SHANE WELLARD   JOSHUA TIMOTHY WELLBORN   AMANDA H WELLER   BRIAN MICHAEL WELLER   LUCILLE BISHOP WELLER   RICKY S WELLER   AUSTIN LEE WELLS   BILLY E WELLS
CARL E WELLS JR   CHARLES JUSTIN WELLS   CHRISTOPHER LEE WELLS JR   CODY M WELLS   DELTA A WELLS   DUSTIN B WELLS   ETHAN LESHAWN WELLS   JACOB WELLS   JAMES WELLS   JAMES JULIAN WELLS   JASON L WELLS
JIMANTI D WELLS   JOEL LANE WELLS   KELLEN D WELLS   LANCE WELLS   PHILIP MASON WELLS   SHARRON K WELLS   TERRY WELLS   AUBREY WELSH   JUSTIN ALLEN WELSH   TAMARA L WELSH   TRAVIS WELSH   COLIN JAMES WELSHYMER
MICHAEL MATTHEW WELTON   CHRISTOPHER P WELTZER   RICHARD A WELTZIN   JACOB A WEMHOFF   RONALD T WEMHOFF   TYLER WILLIAM WENCE   TYLER JACOB WENDEL   TYTAN WENDEL   GEORGE G WENDLING   SU-MING WENG
TAYLOR J WENNEKAMP   DESTINEE NICOLE WENNINGHAM   WILL W WENNINGHAM   SHAUN WENT   DONALD G WENTELER   JANE E WENTLING   ERIC ALLEN WENTWORTH   WILLIAM JOHN WENTWORTH III   CHRISTOPHER A WENTZ
BRADLEY E WENZEL   CHRISTINA M WENZEL   MATTHEW S WENZEL   LARRY L WENZL   MARY S WERBLO   DAVID G WERKMEISTER   EDMUND ROBERT WERLING   DUSTIN R WERNER   HARRY C WERNER   JEREMY J WERNER
MATTHEW D WERNER   JEFFREY W WERNERT   BLAKE M WERNING   NICHOLAS WERR   BRIAN JAMES WERT   BROCKTON WERT   JOSH A WERTMAN   CHESTER WERTZ   LARRY A WESCHE   DEVIN BLAKE WESCOTT   TIMOTHY J WESCOTT
MICHAEL DOMINICK WESELOH   THOMAS L WESLEY   WILLIAM S WESLEY JR   JOSEPH D WESNESKI   NICKOLAS J WESNESKI   KYLE VINCENT WESSEL   KYLE A WESSINGER   ADMAN WEST III   ANTHONY RAYE WEST   BRETT WEST
DALTON O WEST   DAN WEST   ERIC D WEST   JAMES WEST JR   JAMES NICHOLAS WEST   JAMEY D WEST   JILL F WEST   JUSTIN P WEST   KEAGAN LANE WEST   LENNOX C WEST   LISA MARIE WEST   MARCO A WEST   MARK WEST
MICHAEL J WEST   NATHAN PATRICK WEST   PETER C WEST   RHYAN CORD WEST   TRAVIS WEST   WILLIAM A WEST   JASON LEE WESTBAY   JOHN MATTHEW WESTBROOK   DAROLD WESTBY   CYNTHIA WESTENFELDT
EARL FRANK WESTERFIELD   JEFFREY WESTERGARD   DAVID WESTFALL   ROBERT WESTFALL   CHRISTOPHER L WESTFIELD   GABRIELLE J WESTLAND   BRAD CLAYTON WESTLUND   KEN M WESTMORELAND   ASHLEY A WESTMORLAN
BRETT W WESTMORLAN   CLAUDETTE J WESTMORLAN   AUSTIN TAYLOR WESTON   EDDIE R WESTON III   BAILEY E WESTRICK   TYLER A WESTRICK   BRADLEY D WETHINGTON   JOSEPH LAWRENCE WETHINGTON   CORDELL J WEYBRIGHT
BRIAN G WHALEN   JEFFREY A WHALEN   MAURICE A WHALEN SR   THOMAS P WHALEN   TIMOTHY T WHALEN   BILLY LEE WHALEY   CARLOS A WHALEY   NICHELLE FRANCES WHARTON   JAMES E WHATLEY   MATTHEW TAYLOR WHATLEY
BRANDON E WHEAT   JUSTIN BRADLEY WHEAT   CHRISTOPHER J WHEATLEY   LOGAN WHEATLEY   ADAM J WHEELER   ANTHONY A WHEELER   BRANDON LUKE WHEELER   BRIAN J WHEELER   BRUCE D WHEELER JR   CORY WHEELER
DARRELL E WHEELER   DAWSON WALKER WHEELER   FAYEMARIE L WHEELER   JAY E WHEELER   JEREMIAH JAMES WHEELER   JOSEPH WHEELER   MATTHEW CHRISTOPHER WHEELER   NICHOLAS T WHEELER   SHANE K WHEELER
WILLIAM W WHEELER   SAMUEL E WHELAN   TONI COLLEEN WHELAN   BURNETTE R WHETSTONE   JEFFERY B WHETZEL   DAVID WHICHARD   WILLIAM R WHIPPLE   WILLIAM RUSSELL WHIPPLE JR   MICHAEL G WHISLER   KAITLIN WHISTON
JEFF B WHITAKER   JOHN WHITAKER   MITCHELL WHITAKER   NATHAN R WHITAKER   STEPHEN M WHITAKER   VINCENT WHITAKER   BRANDON WILLIAM WHITBREAD   AARON M WHITE   ALEC WHITE   ALLISTER WHITE   ANDREW W WHITE
ANDY GENE WHITE   ANSLEUM JEROME WHITE   ANTHONY L WHITE   AUSTIN LEE WHITE   BENJAMIN WHITE   BENJAMIN LEMON WHITE   BLAINE WHITE   BRADLEY WHITE   BRADY LEE WHITE   BRENNAN LEE WHITE   BRYAN CHRISTOPHER WHITE
BRYAN D WHITE   CAINE WHITE   CALVIN L WHITE   CHANCEY NELSON WHITE   CHARLES LAMAR WHITE   CLARENCE TIMOTHY WHITE   CODY DALE WHITE   CODY JAMES WHITE   DANIEL E WHITE   DANIEL E WHITE   DAVID WHITE
DAVID WHITE   DEAN WHITE   DENNIS R WHITE   DERECK L WHITE   DERIK E WHITE   DERYCK WHITE   DURAND L WHITE   EMELIA M WHITE   GARVIN W WHITE   GARY A WHITE   HAROLD WHITE   JABARI DELANY WHITE   JACKSON WHITE
JAMES B WHITE   JAMES K WHITE   JARED DALE WHITE   JASON WHITE   JASON M WHITE   JASON THEODORE WHITE II   JAY WHITE   JAYDEN WHITE   JEFFEREY L WHITE   JEFFREY R WHITE   JEREMY WHITE   JEREMY TODD WHITE
JOHN C WHITE   JOHN IRBY WHITE   JOHNATHAN TYLER WHITE   JOHNNY LYNN WHITE   JONATHAN WHITE   JONATHAN LEE WHITE   JOSEPH AARON WHITE   JOSHUA WHITE   JOSHUA BRETT WHITE   JOSHUA MICHAEL WHITE
JUSTIN A WHITE   JUSTIN TUBIRAS WHITE   KAYSON MALIK WHITE   KEATON WHITE   KENDALL WHITE   KENNY MAX WHITE   KOLTON TYRONE WHITE   LANE WHITE   MARTINEZ DESHAWN WHITE   MIA WHITE   MICHAEL WHITE
MICHAEL WHITE   MICHAEL ANDREW WHITE   MONICA J WHITE   MORGAN WHITE   MORGAN WHITE   NICHOLAS D WHITE   NOAH WAID WHITE   PAUL EDWARD WHITE   PHILLIP D WHITE   ROBERT WHITE JR   ROBIN WHITE
ROLANDO I WHITE   RUTH M WHITE   RYAN WHITE   SCOTT WALTON WHITE   SEAN C WHITE   SHANE LESLIE WHITE   STACY E WHITE   SYLVESTER WHITE III   TERRY WHITE   THOMAS E WHITE   THOMAS S WHITE   TRACY ALAN WHITE
TYLER E WHITE   VERNON L WHITE III   WILLIAM ANDREW WHITE   WILLIAM JACOB WHITE   WINFRED WHITE   COLE MASON WHITEBREAD   REX WHITED   ROBERT J WHITED   RICK WHITEFORD   ROBERT J WHITEGON   AARON WHITEHEAD
ADRIAN B WHITEHEAD   CAL L WHITEHEAD   JOSEPH A WHITEHEAD   PEYTON MATTHEW WHITEHEAD   ROBERT JACOB WHITEHEAD   ROBERT M WHITEHEAD   WILLIAM TRAVIS WHITEHEAD   JOSHUA PAUL WHITEHOUSE
WILLIAM DEAN WHITEHURST   JEFFREY T WHITEMAN   JOHN WHITEMAN   JOSHUA WHITEMAN   KEGAN RUCKER WHITESIDE   AARON WHITEWAY   CHELSIE NICOLE WHITFILL   KURT ALEXANDER WHITFORD   DEAN WHITHAM
CHRISTOPHER WHITING   JAYSON A WHITLATCH   JASON JAMES WHITLEY   LOUIS MITCHELL WHITLEY JR   RICHARD A WHITLEY   KIMBERLY ANN WHITLOW   KATHY WHITMAN   REBECCA L WHITMAN   ANDREW WHITMER
CHATLAND B WHITMORE   JEREMY R WHITMORE   JOSHUA WHITNEY   MARY K WHITNEY   RHETT THOMAS WHITNEY   STEVEN M WHITNEY   ANTHONY S WHITSITT   DEREK WHITSON   JEREMY S WHITSON   JUSTIN LEE WHITSON
COLIN CHRISTOPHER WHITT   MACKENZIE DALE WHITT   QUADERIUS DEANDREW WHITT   TAMARA MARGUERITE WHITT   JEREMY KEITH WHITTED   DAILY WHITTEN   DOROTHY L WHITTEN   TYRONE J WHITTEN   DANE ALLAN WHITTIER
BRAEDAN WHITTINGHAM   PHILLIP SCOTT WHITTINGHILL   JACOB B WHITTINGTON   MICHAEL L WHITTLE   TIMOTHY L WHITTON   BRANDON A WHOBREY   HUNTER A WHORTON   NICHOLAS RYAN WIBLE   JACOB MARSHALL WIBLIN
DONALD WICK   AUSTIN TODD WICKER   BREANNA WICKER   BRONSON MILES WICKER   DOUGLAS JARRED CHASE WICKER   JACKSON THOMAS WICKER   JAMES WICKER   JUSTIN RODDEY WICKER   KRISTIE LEIGH WICKER
SCOTT WICKER   TANNER DWAYNE WICKER   ZACHARY WICKER   CODY A WICKERHAM   MEGAN WICKES   FARON L WICKETT   KENNETH R WIDA JR   COLBY WIDDISON   LORIN A WIDDISON   BRUCE A WIDNER   BRADLEY M WIEBE
KAREN WIEBE   LEWIS HENRY WIEBEL   MICHAEL P WIEBELHAUS   TODD WIECHMAN   ANDREW D WIEDEMAN   SHAWN R WIEDEMAN   LISA WIERMAN   MATEUSZ WIERZBICKI   SAMUEL J WIESENBERG   ALLISON R WIESER
GERALD J WIESER   MITCHELL J WIESER   CURTIS A WIETFELDT   BILLY WIGFALL   BRYAN WIGGINS   FRANKLIN I WIGGINS   JILL A WIGGINS   LONNIE M WIGGINS   MARY A WIGGINS   MARY K WIGGINS   RANDALL WIGGINS
CHARLES W WIGHT   MARK R WIGINGTON   JOSEPH DYLAN WIGLESWORTH   STEVEN L WIGMAN   BRANDON WIKOFF   BRADY WIKSTROM   TRENTON WILBANKS   WILLIAM LESLIE WILBORN   BRADLEY L WILBUR   JEFFREY A WILBUR
SCOTT WILBUR   COTA L WILBURN   EDWARD WILCHER   ADAM WILCOX   JOHN K WILCOX   JUSTIN M WILCOX   LUKE A WILCOX   M DREW WILCOX   RICHARD D WILCOX   CAMERON WILCOXSON   REX D WILCOXSON   WILLIAM WILCZEK JR
DANIEL WILD   BRITTNEY WILDER   CALEB WILDER   FELIX S WILDER   JAMES F WILDER   MICHAEL K WILDER   NICOLSON GARDNER WILDER   ERNIE D ANGELO WILDS   DON E WILES   DONALD E WILEY   GREGORY M WILEY   JAMES E WILEY
JAMES G WILEY   MARLENE L WILEY   ROBERT KONRAD WILEY   HUNTER CHRISTOPHER WILGANOWSKI   AMANDA WILHELM   CHRISTOPHER RONALD WILHELM   NICOLE WILHELM   THOMAS CHARLES WILHELM   CHRISTOPHER WILHOITE
SHAWN J WILHOITE   CHAD A WILKE   RANDY WILKEN   JOHN ALBERT WILKENS JR   WILLIAM COE WILKENS   ADAM LEE WILKERSON   ANDREW WILKERSON   BRYCE ALLAN WILKERSON   HARLEY E WILKERSON   JEFFREY T WILKERSON
JEREMY C WILKERSON   JOSEPH R WILKERSON   KEVIN ROBERT WILKERSON   MICHAEL WILKERSON   RYAN E WILKERSON   TIMOTHY HUNTER WILKERSON   CHAD E WILKES   CHRISTINA WARD WILKES   JESSIE JENNINGS WILKES
ROBERT C WILKES   ADAM C WILKINS   CHRISTOPHER S WILKINS   JENNIFER LYNNE WILKINS   MAYSIE D WILKINS   TAYLOR TREY WILKINS   VAYDA M WILKINS   ALICE RUTH WILKINSON   CAMERON D WILKINSON   DARRELL WILKINSON
EVAN CHRISTIAN WILKINSON   JOHN C WILKINSON   JUSTIN WILKINSON   JUSTIN D WILKINSON   MICHAEL WILKINSON   SAMUEL WILKINSON IV   SCOTT R WILKINSON   TANNER KIETH WILKINSON   ARTHUR WILKS III   TIMOTHY JACOB WILKS
DESMOND WILKUM   DONALD WILKUM   CHRISTOPHER K WILL   ALAN WILLARD   KENNETH S WILLARD   CRAIG M WILLCOX   GERALD R WILLEMS   LOGAN WILLER   JOSEPH WALTER WILLETT JR   SHAWN MICHAEL WILLHITE
ALLISON J WILLHOITE   AARON D WILLIAMS   AARON M WILLIAMS   ABDUL WILLIAMS   ALBERT WILLIAMS   ALFRED ALLEN WILLIAMS   ALLEN RAY WILLIAMS   AMY GARMAN WILLIAMS   ANDREW ELLIS WILLIAMS   ANSON D WILLIAMS
ANTAWANE VERSEL WILLIAMS JR   ANTHONY C WILLIAMS   ANTONIO LEE WILLIAMS   ASHLEY B WILLIAMS   ASTLEY LINTON WILLIAMS III   BARRY R WILLIAMS   BENJAMIN T WILLIAMS   BERNARD J WILLIAMS   BILLY R WILLIAMS
BILLY JACK CARLTON WILLIAMS   BLAKE A WILLIAMS   BRANDON WILLIAMS   BRANDON BUTLER WILLIAMS   BRANDON M WILLIAMS   BRANDON MICHAEL WILLIAMS   BRIAN K WILLIAMS   BRITTANY RENEA WILLIAMS   BROCK WILLIAMS
BRYANT SETH WILLIAMS   BRYLEE WILLIAMS   CAMERON WILLIAMS   CASEY O WILLIAMS   CHAD R WILLIAMS   CHADWICK WILLIAMS   CHARLES J WILLIAMS   CHASE M WILLIAMS   CHELSEA LEE WILLIAMS   CHER WILLIAMS
CHERYL WARREN WILLIAMS   CHRISTIAN WILLIAMS   CHRISTOPHER WILLIAMS   CHRISTOPHER B WILLIAMS   CHRISTOPHER D WILLIAMS   CHRISTOPHER J WILLIAMS   CHRISTOPHER SCOTT WILLIAMS   CHRISTOPHER W WILLIAMS
CLARENCE L WILLIAMS   CODY WILLIAMS   CODY DALE WILLIAMS   COREY ANTWAN WILLIAMS   CORY MICHEAL WILLIAMS   CORY NA WILLIAMS   CURTIS WILLIAMS   DAKOTA T WILLIAMS   DAN P WILLIAMS   DANELL WILLIAMS
DANIEL ISAAC WILLIAMS   DANIEL J WILLIAMS   DANIEL J WILLIAMS JR   DANIEL L WILLIAMS   DANIEL LYNN WILLIAMS   DAQUAN KENYE WILLIAMS   DARRAH CHEYENNE WILLIAMS   DAVID JOSEPH WILLIAMS   DEON T WILLIAMS
DOUGLAS WILLIAMS   EDWIN RAY WILLIAMS   ERIC WILLIAMS   ERIC D WILLIAMS   ERNEST SHANE WILLIAMS   EZRA JAMAL WILLIAMS   GREGORY WILLIAMS   HADEN WILLIAMS   HAROLD BERNARD WILLIAMS   HARVEY W WILLIAMS
HAYDEN COLIN WILLIAMS   HOSEA WILLIAMS   HUNTER BRYCE WILLIAMS   HUNTER C WILLIAMS   IAN XAVIER WILLIAMS   ISAAC E WILLIAMS   JABEZ D WILLIAMS   JACK H WILLIAMS JR   JACOB T WILLIAMS   JAMES A WILLIAMS
JAMES A WILLIAMS   JAMES MARVIN WILLIAMS   JAMES MICHAEL WILLIAMS   JANET L WILLIAMS   JASON WILLIAMS   JASON WILLIAMS   JASON ANTONIO WILLIAMS   JASON CHRISTOPHER WILLIAMS   JASON SCOTT WILLIAMS
JEFF C WILLIAMS   JESSE MONROE WILLIAMS JR   JESSICA WILLIAMS   JOE W WILLIAMS JR   JOEY B WILLIAMS   JOHN CHRIS WILLIAMS   JOHN L WILLIAMS   JOHNNY CHARLES WILLIAMS JR   JONATHAN RAYNARD WILLIAMS
JORGE T WILLIAMS   JOSEPH WILLIAMS   JOSEPH C WILLIAMS   JOSEPH T WILLIAMS   JOSIAH M WILLIAMS   KARL RASHAD WILLIAMS   KEITH WILLIAMS   KEITH P WILLIAMS   KERRY ANDREW WILLIAMS   KEVIN G WILLIAMS
KIRK L WILLIAMS   KYLE DAVID WILLIAMS   KYLER BRADY WILLIAMS   LINDSEY LEE WILLIAMS   LLOYD DALE WILLIAMS III   LOGAN WILLIAMS   LORI L WILLIAMS   LORIE M WILLIAMS   LOUIS WILLIAMS   LUCAS WILLIAMS
MARCELLA L WILLIAMS   MARK ERIC WILLIAMS   MARK P WILLIAMS   MARK T WILLIAMS JR   MARKUS A WILLIAMS   MARSHALL L WILLIAMS   MARY K WILLIAMS   MATTHEW A WILLIAMS   MATTHEW CORNEL WILLIAMS
MATTHEW D WILLIAMS   MATTHEW H WILLIAMS   MBONISI MWAMBA-LUMUMBA WILLIAMS   MICHAEL DON WILLIAMS   MICHAEL R WILLIAMS   MILTON L WILLIAMS   MINDY SHEREE WILLIAMS   NATHAN B WILLIAMS   NICHOLAS C WILLIAMS
NIKY W WILLIAMS   PAMELA BAINES WILLIAMS II   PETER WILLIAMS   PETER M WILLIAMS   PHILLIP EDWARD WILLIAMS III   RAFEAL D WILLIAMS   RANDY M WILLIAMS   RHONDA SMITH WILLIAMS   RICHARD MARK WILLIAMS
ROCKY DAVID WILLIAMS   RONALD BRENT WILLIAMS   RONNIE L WILLIAMS   RYAN ISAIAH WILLIAMS   SABINE WILLIAMS   SAMMY E WILLIAMS   SAMUEL WILLIAMS   SAMUEL A WILLIAMS   SCOTT E WILLIAMS   SEAN D WILLIAMS
SHAWN D WILLIAMS   SKIPPER R WILLIAMS   SONIA J WILLIAMS   STEPHANIE L WILLIAMS   TERENCE D WILLIAMS   TERRANCE WILLIAMS   TERRANCE LEE WILLIAMS   THOMAS WILLIAMS   THOMAS ALBERT WILLIAMS   THOMAS C WILLIAMS
TODD WILLIAMS   TOMEKA L WILLIAMS   TONY DEWAYNE WILLIAMS   TRAVIS ALONZO WILLIAMS   TRAVIS J WILLIAMS   TREY A WILLIAMS   TYLER CHASE WILLIAMS   TYRONE WILLIAMS   VONZELL RISHARD WILLIAMS
WESLEY R WILLIAMS   ZACHARY DANIEL WILLIAMS   ZACHARY R WILLIAMS   LUIS WILLIAMS GUEVARA   ALAN THOMAS WILLIAMSON   ANDREA B WILLIAMSON   BRYAN T WILLIAMSON   CHRISTINA L WILLIAMSON   CLAY THOMAS WILLIAMSON
CODY L WILLIAMSON SR   GARY L WILLIAMSON   GREGORY WILLIAMSON   JEWEL DECAMARON WILLIAMSON   JOHN A WILLIAMSON JR   JOSHUA MARK WILLIAMSON   KRISTOPHER WILLIAMSON   NATHANIEL ALLEN WILLIAMSON
RON C WILLIAMSON   RONNIE E WILLIAMSON II   SHAUGHN D WILLIAMSON   TOMMY D WILLIAMSON   JAMES D WILLIE   CHRISTOPHER SEBASTIAN WILLINGHAM   JOHN CALVIN WILLINGHAM   ANTHONY P WILLIS   DANIEL EDWARD WILLIS
EVAN ALLEN WILLIS   KAREN FAYE WILLIS   KASHIF J WILLIS   KEVIN WAYNE WILLIS   SHAWN CODY WILLIS   TAMMY G WILLIS   TROY DALE WILLIS   TYLER KEITH WILLIS   WILLIAM K WILLIS   ZACHARY S WILLIS   JOSEPH PHILLIP WILLISON
JOHN WILLOUGHBY   LISA WILLOUGHBY   MATTHEW A WILLOUGHBY   THOMAS B WILLOUGHBY   MARK WILLS   CHRISTOPHER RYAN WILM   JORDAN EARL WILMES   KELLY J WILMOTH   DOUGLAS R WILNER   AARON WILSON
ADRIANO WILSON   AMANDA DANIELLE WILSON   AMY J WILSON   ANGELA D WILSON   ANGELA GARNER WILSON   ANGELA J WILSON   ASHLEIGH RAYANNA WILSON   AUBREY L WILSON   AUBREY W WILSON   BENJAMIN M WILSON
BRANDON L WILSON   BRANDY LYNN WILSON   BRENDA MARIE WILSON   BRIAN M WILSON   BROCK E WILSON   BRYCE EUGENE WILSON   CARLTON ELLIS WILSON II   CARRIE J WILSON   CHANDRA WILSON   CHEVIS P WILSON
CHRISTOPHER M WILSON   COREY S WILSON   CURTIS LEE WILSON   DAKOTA JAY WILSON   DAKOTA SHANE WILSON   DANIEL WILSON   DAVID L WILSON   DEANNE WILSON   DENNIS MICHAEL WILSON   DEREK WILSON   DONALD R WILSON
DONNA J WILSON   DONNA JEAN WILSON   EDWARD WILSON   EMERSON WILSON   ERIC D WILSON   GABRIELLE ALLAN WILSON   GARRICK W WILSON   GARY WILSON   HENRICO DEVINCI WILSON   IVY NORWOOD WILSON
JACOB L WILSON   JAMERRAHQUAN NA WILSON   JAMES B WILSON   JAMES LANGFORD WILSON   JAMES W WILSON   JASON JOURNEY WILSON   JASON T WILSON   JENNIFER ANN WILSON   JEREMIAH JAMES WILSON   JIMMY LEE WILSON
JOE T WILSON III   JOHN WILSON   JON WILSON   JOSHUA ALLEN WILSON   JOSIAS HANK ELMO WILSON   KAMERON KYLE WILSON   KAY M WILSON   KENNETH M WILSON   LAWSON DAKOTA WILSON   LEON STEVEN WILSON
LESLIE H WILSON   MARTHA S WILSON   MARY DELANIE WILSON   MATTHEW B WILSON   MEL T WILSON   MICHAEL JEROME WILSON   MICHAEL R WILSON   MORRISE WILSON   NATHAN WILSON   PATRICK B WILSON   PHILLIP D WILSON
RANDALL GRAHAM WILSON   REBECCA L WILSON   ROBERT L WILSON   ROBERT DALE DALE WILSON   RUSSEL WILSON   RUTH A WILSON   RYAN JASPER WILSON   SCOTT WILSON   SEAN PATRICK WILSON   SHAMETA ANTRACHA WILSON
STEPHEN O WILSON   TAD G WILSON   TAMIKA AMANDA WILSON   TASHA WILSON   TIMOTHY S WILSON   TODD A WILSON   TREVOR WILSON   TREVOR W WILSON   TYLER ROBERT WILSON   TYRELL WILSON   VALERIE E WILSON
WILLIAM JARED WILSON   WILLIAM SCOTT WILSON   ZACHARY TAYLOR WILSON   ZACKARY TYLAN WILSON   TIFFANY JO WILSON VARGAS   KENYONNA MANDRELL WIMBERLY   LORI WIMER   JONATHAN D WINBERRY
JONATHAN PAYTON WINBERRY   AUSTIN KADE WINBORN   MATTHEW JOHN WINBURN   MEGAN WINCH   DAVID SCOTT WINCHESTER   GARRETT AUSTIN WINCHESTER   REID C WINCHESTER   STEVEN E WINCHESTER   TRAVIS L WINCHESTER
TREVER WINCHESTER   KYLE KIEFER WINDER   ERIC E WINDHAM   MICHAEL C WINDHAM   STEVEN D WINDHAM   TROY BLATON WINDHAM   MILTON A WINFIELD   MILTON ANDREW WINFIELD JR   RICHARD G WING   BART R WINGATE
KYLE J WINGFIELD   RYAN CHARLES WINGLER   JEFFREY B WINKELER   JASON WINKLE   JULIE ANN WINKLEBLACK   DANIEL CURTIS WINKLER   KARL T WINKLER   ERIK DANIEL WINKS   JASON A WINNER   WILLIAM ANDREW WINNING
EDWIN HEATH WINSETT   PHILLIP DUSTIN WINSETT   CHARLES E WINSLOW   RICHARD MARTIN WINSLOW   TAMMY WINSLOW   WALLACE WINSLOW   BRADLEY J WINSTEAD   CARLEE R WINSTEAD   DAVID WINSTEAD   EMILY F WINSTEAD
JACOB WINSTEAD   JARED H WINSTEAD   JARRETT WINSTON   NICHOLAS WINSTON   DIANE WINTER   JEFFREY A WINTER   KEITH R WINTER   SHELDON WINTER   PAUL H WINTERMUTE   DAVID LEROY WINTERS   ROBERT S WINTERS
THOMAS K WINTERS   SPENCER JACOB WINZELER   DAVID M WIRGES   LAURA D WIRGES   ADAM J WIRICK   DILLON WIRICK   DAVID DECOTA WISDOM   TREVOR WISDOM   CASSIDY C WISE   CHARLES D WISE   DAVID F WISE JR
DAVID F WISE SR   GREGORY ERIC WISE   JACOB LANSING WISE   JAMES A WISE IV   LOGAN C WISE   RICARDIUS WISE   ROBERT J WISE   ROBERT L WISE   JEREMY L WISEMAN   JAMES J WISER   JEFFREY B WISER   CYNTHIA N WISNER
KEVIN FRANKLIN WISNEWSKI   ELIZABETH C WISNIEWSKI   ETHAN ALEXANDER WISNOSKI   CODY JAMES WISSMAN   KELLY WISSMAN   BRANDON S WITCHER   JON D WITHEROW   LINWOOD R WITHERSPOON   SAMUEL NATHAN WITKOWSKI
NATHANIEL WITT   PRESTON L WITT   JESSICA LYNN WITTEBORG   JACOB RYAN WITTENBROOK   ASHLEY NICOLE WITTIBSLAGER   BARRY D WIX   DALTEN KIPP WIX   DYLAN DAKOTA WIX   MATTHEW LEE WIX   NATHANIEL COLE WIX
TIMOTHY OWEN WIX   ANDREW C WODTKA   CLETUS J WOEPPEL   CLINTON J WOEPPEL   MARILYN E WOESSNER   APRIL WALLS WOFFORD   JASON M WOFFORD   JESSICA M WOFFORD   DAVID V WOHL   TERRY W WOHLGEMUTH
DANIEL J WOJCIECHOWSKI   BRIAN WOJTANOWSKI   KAREN A WOLDAHL   VIOLETTA IZABELA WOLEJSZO   BENJAMIN T WOLF   BRIAN ANDREW WOLF   ERIN WOLF   GAVIN A WOLF   JAMIE LYNN WOLF   SHAUN E WOLF   ANDREW M WOLFE
BRADLEY FOSTER WOLFE   BRENDON ALLEN WOLFE   CARL D WOLFE   COLEMAN RITTER WOLFE   ELICK SANDERS WOLFE   ERIC T WOLFE   ISAIAH TERRELL WOLFE   KEIFER WOLFE   KELLY WOLFE   MICHAEL G WOLFE   PHILIP B WOLFE
QUINLAN WOLFE   TRISHA L WOLFE   URIAH T WOLFE   ANTHONY D WOLFE   CALEB ANDREAS WOLFE   COLBY J WOLFE   MARK D WOLFLE   MICHAEL J WOLIUNG   RYAN C WOLKEN   ERIC NATHAN WOLSEY   DALLAS DOYLE WOMACK
HUNTER LANE WOMACK   JOSEPH T WOMACK   KENNETH D WOMACK   SHELLY LANETTA WOMACK   JAMES WOMBLE   PATRICIA G WOMMACK   BRANDON LEE WONDERLIN   DILLAN WALTER WONES   ANTHONY KALEI VINCENT WONG
JORGE EDUARDO WONG   SOREN-LEE K WONG   ALAN WOO   ANDREW M WOOD   ANTHONY JOHN WOOD   BLANE K WOOD   CARL A WOOD   CARLOS GEORGE WOOD   CASEY WRIGHT WOOD   CHESTER A WOOD   CHRISTOPHER B WOOD
CHRISTOPHER B WOOD   CLAYTON W WOOD   DAVID Q WOOD   DONALD J WOOD   DUSTIN LEE WOOD   GRADY WOOD   HOLLY M WOOD   JACOB WOOD   JARED J WOOD   JOHNATHAN CONNER WOOD   JOSHAUA WOOD
KEVIN PATRICK WOOD   LANCE B WOOD   LANDEN L WOOD   LANDON J WOOD   LAUREN M ZNIDARSIC WOOD   MATTHEW J WOOD   MICHAEL J WOOD   MITCHELL W WOOD   NATHAN PAUL WOOD   PHILIP JAMES WOOD
REBECCA JEAN WOOD   ROBERT W WOOD   ROBIN GILPIN WOOD   SHANE K WOOD   STEVEN WOOD   VANESSA C WOOD   VERNON WOOD   WILLIAM R WOOD   ADAM LEE WOODALL   BRADEY RL WOODALL   BRETT WOODALL
DAVID W WOODALL   ERIC ALAN WOODALL   JOSEPH D WOODALL   PRESTON ALAN WOODALL   CHRISTOPHER J WOODARD   DAVID BRENT WOODARD   EMILY GENE WOODARD   GABRIEL A WOODARD   JARED O WOODARD
JULIE M WOODARD   KURT A WOODARD   LESLIE N WOODARD JR   JAMES HUNTER WOODBERRY   JOHN P WOODCOX   DEKLAN HARLEY WOODELL   THOMAS STEPHEN WOODELL   JOHN ROBERT WOODEN   DENNIS KIRK WOODFILL
RODERICK DEONDRICK WOODFIN   GILLUM RONALD WOODHAM   PAUL J WOODHAM   ERIC W WOODLEE   DELBERT ALLAN WOODLEY JR   CASEY TODD WOODMANCY   SCOTT G WOODRING   MARVIN L WOODROME   CHAD W WOODROW
AARON L WOODRUFF   CHRISTOPHER ADAM WOODRUFF   DELRAY WOODRUFF   JOHN ISHMAEL WOODRUFF   JOSHUA MARK WOODRUFF   MEGAN WOODRUFF   AUSTIN KEITH WOODS   BRADLEY A WOODS   CARTER JAYKIN WOODS
COLBY CASSIDY WOODS   DAVID MATTHEW WOODS   ETHAN SCOTT WOODS   JAMIE C WOODS   JASON A WOODS   JEREMIA ANDRE WOODS   JIMMY RAY WOODS JR   KEVIN WOODS   MAURICE FRANCOIS WOODS   RICHARD M WOODS
ROBERT HUGH HUGH WOODS   RYAN L WOODS   LARRY S WOODSON   WESLY JAMES WOODSON   DONEL R WOODWARD   DUSTIN W WOODWARD   DYLAN CHRISTOPHER WOODWARD   JARED J WOODWARD   KYLE A WOODWARD
SAMUEL WOODWARD   SHANE D WOODWARD   WILLIAM W WOODWARD II   CHASE ALEXANDER WOODY   JOHN M WOODY   JOHNNY WOODY   LANDON BLAKE WOODY   AARON WOODYER   ANDREW WOOLDRIDGE   MARK L WOOLDRIDGE
WAYNE A WOOLEN   DANIEL WOOLENSNIDER   KEVIN WOOLF   MORGAN ROBERT WOOLFOLK   ZACHARY ANDREW WOOLFOLK   KIMBERLEY ROSE WOOLHISER   MICHAEL WOOLHISER   MATTHEW ROBERT WOOLLEY   SHANNON WOOLSEY
ANTHONY WOOTEN   COREY WOOTEN   KATHARINE IRENE WOOTEN   SAMUEL H WOOTEN   HARRY T WORKMAN   BRANDEN MICHAEL WORLEY   JONATHAN WORLEY   JOSEPH WORLEY   JUSTIN LAMONT WORLEY   JAMIE S WORMAN
JOSEPH W WORMAN   LANCE WORMSBECKER   CALVIN WORRALL   DYLAN A WORRELL   EDGAR WORRELL JR   TIMOTHY P WORRELL   CAMERON WORSHAM   MARVIN A WORTKOETTER   JOSEPH A WORTMAN   ROBERT EDSEL WORWOOD
ROBERT L WOSSNER   FRANK F WOSZCZYNSKI   MARVIN D WOUDWYK JR   MACKENZIE WOWCHUK   JEROME A WOZNIAK   ASHTON J WRAGGE   JARED W WRAGGE   JASON T WRAGGE   JOSHUA R WRAGGE   KATHLEEN A WRAGGE

JACOB ALLEN WRAY   MICHAEL W WRAY   ROBYN R WRAY   ELIZABETH DAWN WREN   GARY L WREN JR   JOSHUA CODY WREN   VICTORIA LOUISE WREN   JUSTIN LEVI WRENN   ADAM COREY WRIGHT   AMY BETH WRIGHT
BAILEY MORGAN WRIGHT   BENJAMIN H WRIGHT   BRANTLEY WRIGHT   BYKITA WRIGHT   CHARLIE K WRIGHT   DACALVIN JAMAR WRIGHT   DAKOTA L WRIGHT   DANNY K WRIGHT II   DAVID ANTHONY WRIGHT   DAVID E WRIGHT
DEVOND WRIGHT   DUSTIN JAMES WRIGHT   ERIC D WRIGHT   ERNEST M WRIGHT   GABRIEL JAY WRIGHT   GRANT D WRIGHT   JASEN PHILLIP WRIGHT   JEREMY WRIGHT   JERRY DAVID WRIGHT   JORDAN KANNARD WRIGHT
JOSEPH WRIGHT JR   JOSHUA R WRIGHT   JOSIAH J WRIGHT   JULIE A WRIGHT   JUSTIN BERNARD WRIGHT   KYLE LEE WRIGHT   LASHON ANTHONY WRIGHT   MATTHEW A WRIGHT   MATTHEW DAVID WRIGHT   MATTHEW PAYNE WRIGHT
MICHAEL WRIGHT   MICHAEL J WRIGHT   NATHANIEL J WRIGHT   RAYMOND W WRIGHT JR   RICKY D WRIGHT   SCOTT WRIGHT   SEAN WRIGHT   SHAQUILLE NA WRIGHT   THOMAS F WRIGHT II   TREAH WRIGHT   WESTLEY HILTON WRIGHT
WILLIAM C WRIGHT   JAKE W WRIGHTSMAN   JAMES W WRIGHTSMAN   JARROD J WRIGHTSMAN   BRIAN K WRINKLES   STEVEN WRISLEY   JUDY WRISTEN   JONATHAN A WRISTON   RHONDA J WUERCH   JOHN L WULF   JUSTIN WUNCH
JARED A WUNTSCH   SAMUEL DUANE WURSTER   ASHTON ALLEN WYATT   JAMES E WYATT   JONATHAN B WYATT   MELISSA E WYATT   SETH WYATT   VANESSA M WYATT   JASON E WYCKOFF   GARDON WYCOFF   JEFFREY E WYETH
MICHELLE L WYKOFF   RODNEY N WYKOFF   DOUGLAS D WYLIE   JUSTIN S WYLIE   JOSEPH D WYMAN   JOHN BRANDON WYNN   CHRISTOPHER WYRYHA   JASON XAVIER   AIRY XAYASENG   JIANXIN XAYAVETH   JODIE-MARIE XAYPHARATH
XIAOBEI XING   ZHENGRONG XU   MARK J YACKANICZ   DOREEN L YACKEL   ANTHONY S YACOVIELLE   JAMES A YACOWATZ   MATTHEW R YACUBECK   ANDREW JOSEPH YADEN   MOUSSA YAFFA   BRYAN A YAHR   SHANTHA K YALAMANCHILI
VALEN YK YAMAGUCHI JR   TIMOTHY J YAMAMOTO   TOZO YAMAMOTO   XU QI YAN   JASON E YANCEY   ESTHER YANCOVICH   DANNY MIRANDA YANEZ   LUIS YANEZ   JOSE CONTRERAS YAÑEZ   RIGOBERTO GONZALEZ YAÑEZ
NOEL ANTONIO YANEZ MALDONADO   HOWARD YANG   TIA YANG   TOUA YANG   WENCHENG YANG   DARRELL YANKAWAY   ANDREW YANKE   JAMES YANKE   YAYASIT YANOTHAI   BRETT S YANULEVICH   ROBERT J YAP   ERNEST YAP-CHUNG
EMILY DAWN YARBERO   JIMMY JEWEL YARBERO   BURNETT DELANO YARBOROUGH III   ERIC D YARBOROUGH   FRANKLIN G YARBOROUGH   GARY YARBOROUGH   KEVIN YARBOROUGH   SARAH YARBOROUGH   SCOTTY J YARBOROUGH
SHAWN L YARBOROUGH   TRAVIS LANAIR YARBOROUGH   GUY DAVID YARBRO   JARED L YARBROUGH   TYLIN ROSE YARDAS   HARRISON QUINLAN YARDLEY   PRESTON AMADED YAROSHUK   MYLES YASINSKI   DAVID M YASKANICH
CHARLES E YATES   CLYDE YATES   EDWARD RAYMOND YATES JR   JAMES B YATES   JOSHUA MICHAEL YATES   JUSTIN ALAN YATES   MICHAEL SHANE YATES   REBECCA JEAN YATES   STEVEN D YATES   RONY E YAX   BIANCA R YBARRA
CHOYCE OTHANIEL YBARRA   GABRIEL C YBARRA   LEANDRO YBARRA   TED YBARRA JR   JASON D YEAKEL   DAVID BENJAMIN YEATER   HOLLY MICHELLE YEATMAN   ALBERT B YEE   LAURA YELLICK   AUSTIN YELVINGTON
PAUL YELVINGTON   ABENET YEMENU   JENNIFER E YEMM   MICHAEL JOHN YENNE   TODD YEOMAN   RHIANNON YEPEZ   SCOTT ALAN YETTER   RAY YIP   KEVIN YOCHIM   ERIC J YOCOM   SEAN RICHARD YOCOM   BRAD J YOCUM
ADAM L YODER   CALVIN L YODER   CLIFFORD M YODER   CORBIN J YODER   CRAIG YODER   DANNIE L YODER   DAVID L YODER   DAVON E YODER   ERNEST W YODER   GARY L YODER   HANNAH YODER   JARED P YODER   JOSHUA A YODER
KENNETH I YODER   KEVIN H YODER   LANDON J YODER   LESTER YODER JR   LOGAN YODER   NATHANIEL A YODER   QUENTON DEAN YODER   STEVEN R YODER   STEVEN W YODER   WILMER C YODER   ARMIN O YONKER
KRISTOPHER DYLAN YONKER   ABRAHAM LINCOLN YORDY   AIDAN JAY YORK   CHASE YORK   GRAYSON YORK   JAMES J YORK   MATTHEW YORK   RORY B YORK   SAMUEL G YORK   BULENT YORULMAZ   AARON B YOUNG   AARON C YOUNG
ADAM YOUNG   ADAM YOUNG   ADAM L YOUNG   ALEXANDER GRANT YOUNG   AQUELIUS YOUNG   BRENT KYLE YOUNG   CADARIUS DASHAWN YOUNG   CHARLES W YOUNG   CHRISTOPHER D YOUNG   CHRISTOPHER ISSAC YOUNG
CORY YOUNG   DAVID BRADLEY YOUNG   ERIC A YOUNG   FRANK SALIN YOUNG III   GEORGE A YOUNG   HARBOR DANIEL YOUNG   HUBERT A YOUNG   JAMES A YOUNG   JAMES BRACH YOUNG   JAMES J YOUNG   JAMIE DAVIS YOUNG
JERROD W YOUNG   JESSICA D YOUNG   JULIA MELISSA YOUNG   JUSTIN YOUNG   KELVIN D YOUNG   KENNETH D YOUNG   KIARA YOUNG   MATTHEW L YOUNG   MICHAEL D YOUNG   MICHAEL JOHN YOUNG   MICHELE M YOUNG
NATHAN ALLEN YOUNG   NOLAN RICHARD YOUNG   RICHARD ALAN YOUNG   RICHARD J YOUNG JR   RICHARD JAMES YOUNG III   RICHARD L YOUNG   ROGER YOUNG III   SHAWN YOUNG   TARA D YOUNG   TEMPEST MONIQUE YOUNG
THOMAS W YOUNG   TINA DIANE YOUNG   TOBY W YOUNG   TODD C YOUNG   TODD C YOUNG   TY S YOUNG   VICKIE L YOUNG   WESLEY KYLE YOUNG   ZACHARY BRYAN YOUNG   ZACHARY J YOUNG   ZACHARY W YOUNG
KIRK AUSTIN YOUNG HORTON   AUSTIN T YOUNG SMITH   DAVID YOUNGBERG   JOSIAH DANIEL YOUNGBLOOD   MICHAEL D YOUNGBLOOD   KOLTON MCKADE YOUNGER   JOSHUA STEFAN YOUNGQUIST   CHRISTOPHER ADAM YOUNTZ
CRYSTAL DORRAINE YOURKEVITCH   TRINITY YOW   ZACKARY R YRTTIMA   BAIRONG YU   DANIEL CHI KIT YU   QIULIN YU   ROBIN YURECK   GEORGE R YURKANIN   BRIAN A YUST   HASSAN YUSUF   ANDREW J YZAGUIRRE
GEORGE A YZAGUIRRE   BLAKE ERIC ZABICK   JAMES V ZACCARIO   THOMAS J ZACHOW   BRANDON R ZACKRIE   FRANC ZADRAVEC   OMAR ZAFICO   ELIZABETH MICHELLE ZAGALA   JEREMIAH SAMUEL ZAGALA   MILES D ZAHRADNIK
MUHAMMAD ZAIN UL ABDIN   GRIGORII ZAKHARIUTA   GUILLERMO ZALETA   AMANDA L ZALEWSKI   ABBY E ZAMBELLI   ASUNCION ZAMBRANO   EFRAIN ZAMBRANO   AARON MICHAEL ZAMORA   ANGEL M ZAMORA   DAVID ZAMORA
FRANCISCO ZAMORA   FRANKIE JAMES RATLIFF ZAMORA   HERIBERTO ZAMORA   JOSUE ALEJANDRO ZAMORA   LUIS JILVERTO ZAMORA   ROBERTO LEE ZAMORA   MAURICIO ZAMORANO   SERGIO ZAMUDIO   ERINA ZANNONI
AILANI AUREE ZAPATERO   ANTHONY R ZAPPALA   ADRIAN ZARAGOSA MARTINEZ   LUIS GONZALEZ ZARAGOZA   RAYMUNDO ZARAGOZA   ARMIN CHAVEZ ZARATE   BRYAN ZARATE   ESTEVAN FRANK ZARATE   EDWIN H ZARKA
JARED R ZARTMAN   JOSE ZATARAIN   KYLER B ZAUGG   JORDAN DERIK ZAUTKE   KYLE J ZAUTKE   SHERRI S ZAUTKE   FREDDIE ZAVALA   GARY L ZAVALA   GILBERTO ESCALANTE ZAVALA   JOSE M ZAVALA   KLISSMAN ZAVALA
MARCELO ZAVALA   MIGUEL C ZAVALETA   TREVOR ZAVITZ   DAVID J ZAWISTOWSKI   WILLIAM ZAWYDIWSKI   LEX ZAYKO   RICHARD A ZBAN   LUCAS L ZEGAR   MATTHEW L ZEHNER   BARNEY D ZEIGLER   BRIAN E ZEIGLER
JOHN PHILIP ZEIGLER   LEWIS A ZEITERS   HRAM ZEL   LARRY MICHAEL ZELECHENOK   ADAM WILLIAM ZELENEY   TRAVIS J ZELFER   DAVID LAURENCE ZELHART   GREGORY S ZELLER   MICHAEL DEWAYNE ZELLER   NANCY CAROL ZELLER
DANE WILLIAM ZELLERS   RANDALL JOSEPH ZELLNER   CAMERON ALEXANDER ZELLO   KEITH ALLAN ZELLO   NATHANIEL ALLAN ZELLO   ANGEL A ZENDEJA   OMAR I ZENDEJAS   CRISTIAN ZEPEDA   DEYDRA SALVADOR ZEPEDA
J ASUNCION ZEPEDA   BARRY E ZEPP   DOMINIC ZERILLI   KIPP ZERKLE   MATTHEW F ZERKLE   JORGE CABRERA ZERMEÑO   SAIN VALDEZ ZERMEÑO   SARAH HILL ZERUTH   TODD ZERVOS   RODRIGO ZETINA   VINCENT R ZETTLER
ADAM ZEWE   RENPENG ZHANG   WEIDONG ZHANG   LELAND H ZICKUHR   ANDREA CHRISTINE ZIEBEL   BRYAN THOMAS ZIEGLER   CHRISTOPHER R ZIEGLER   STEVEN T ZIEGLER   KIM ZIELINSKI   TODD L ZIELSDORF   JADEN ALEXANDER ZIEMBA
JESSICA L ZIEMER   ROGER I ZIGLER   JERRY ZILER   ALEXSEI ZILEWICZ   MELINDA GAIL ZIMMERLEE   BRUCE A ZIMMERMAN   CHANDLER J ZIMMERMAN   DAVID ROGER ZIMMERMAN   JACOB D ZIMMERMAN   JOHN BRYANT ZIMMERMAN
MIKE H ZIMMERMAN   RANDY E ZIMMERMAN   RODNEY L ZIMMERMAN   RYAN W ZIMMERMAN   JEFFREY ZINK   SHANE MICHAEL ZINK   TIMOTHY I ZINK   VIMBAI ZINYORO   JAMES ZITO   MICHAEL LEROY ZITTING   ADAM ZLOMANIEC
JODIE A ZOELLER   ALAN MICHAEL ZOLLER   RYAN THOMAS ZOMBEK   JOSEPH J ZONCA JR   MITCHELL JAMES ZOOK   ROBERT D ZOZ   MATTHEW T ZUBATY   JUAN D ZUBIA   MARIOLA ZUBROWSKI   IKROMZHON LACHINOVICH ZUFAROV
TRAVIS CAZZ ZUFELT   LUIS ZULETA   JAMES J ZUMBIEL   JASON ZUNDEL   JAY ZUNDEL   NICHOLAS K ZUNDEL   ROBERT T ZUNIGA   FRANCISCO GARCIA ZUÑIGA   KEVIN VIRUETE ZUÑIGA   RICARDO DANIEL ZUÑIGA   CHEYANNE MARIE ZURATOVIC
CHRISTINA LYNN ZURATOVIC   TROY R ZURCHER   PETER ZWETSLOOT   RYAN L ZWINGMAN   ANDRZEJ ZWOLAK   ROBERTA LEE ZYLA   ADELAIDA AARON   YADIRA ITZEL ABADIA GONZALEZ   MARK ABADIE   CARLOS S ABARCA
WILLIAM H ABBEY   BRIAN E ABBOTT   CASEY A ABBOTT   DONNIE L ABBOTT JR   ERICA FAITH ABBOTT   KIMBERLY ABBOTT   ROBERT DAVID ABBOTT   SHANE ABBOTT   REYMUNDO ABDON   ILYAS ABDULLAHI   JAMAAL ABDULNUR
ANGELO ABEDOZA   CASEY T ABEL   ELIJAH MICHAEL ABEL   TYLER ABELN   DERRICK ABELS   BLAKE WALKER ABERNATHY   BRIANA L ABERNATHY   STEVEN CHAD ABERNATHY   JEREMY ROBERT ABEYTA   ANTHONY MICHAEL ABLE
JAMIE LEE ABLE   HETTY ABMA   CHASTEDY D ABNEY   JESSE CLINT ABNEY   THOMAS M ABNEY   JAYSON ABONITA   JOSEPH ABOU-FARAH   BRANDON DEON ABRAHAM   CHRISTIAN ABRAHAM   EDWIN ABRAHAM   KAREN ABRAHAM
JILL M ABRAHAMIAN   ROBERT C ABRAMS   JOHN A ABSTON   ADALBERTO ACEVEDO   CALEB J ACEVEDO   DAVID ACEVEDO   JOSE GUDIÑO ACEVEDO   MAURICIO ACEVEDO   OMAR ACEVEDO   CARLOS FLORES ACEVES
COLLIN JOHN C ACFALLE   GERALD ACHAZO   JORDAN TYLER ACKER   JOHN E ACKERMAN II   RICHARD K ACKERMAN   CHARLES WAYNE ACKLEY JR   DUSTIN WADE ACKLEY   JOSHUA DYLLAN ACKLEY   KEVIN DUDLEY ACKLEY
RAMONA GAIL ACKLEY   ROBYN NICOLE ACKLEY   RONALD T ACKLEY   GLEN D ACKLIE   LEE G ACKLIE   DONALD LEWIS ACKLIN JR   FREDERICK LAMONT ACOFF   ALEJANDRO ACOSTA   BRANDON JONATHAN ACOSTA   CHRISTINA ACOSTA
JOEY ACOSTA   JOSE HERNANDEZ ACOSTA   JOSE M ACOSTA   MARCOS PEDRAZA ACOSTA   MARIO ACOSTA   MARTIN ACOSTA   NESTOR GERARDO ACOSTA   ROLANDO STEVE ACOSTA   VIVIANA VAZQUEZ ACOSTA   ARGELIO ACOSTA-CORTEZ
KYLE LENDON ACRE   CAMERON D ACUFF   JEFFREY ACUFF   RYAN ACUFF   ALFREDO ACUNA   HUMBERTO ACUNA   ISRAEL BENITEZ ACUNA   JEFFERY A ACUP   LOGAN ALAN ACUP   MICHAEL ADA   OBINNA ADABA   KULANDAI ADAIKALARAJ
CHERYL K ADAIR   CREST L ADAIR   JASON DALTON ADAIR   SHAWN ADAM   KATHLEEN ADAMCZYK   CECILIA ADAME   FRANCISCO JAVIER ADAME   TESSA K ADAMES DUARTE   ADRIANE DANITA ADAMS   ALEX THOMAS ADAMS
BRADLEY JAY ADAMS   BRYANT ROBERT ADAMS   CASEY GLEN ADAMS   CHAD PHILLIP ADAMS   CHRISTOPHER GENE ADAMS   DANIEL B ADAMS   ETHAN ADAMS   EZRA G ADAMS   JAMES MICHEAL ADAMS   JERRY M ADAMS
JESSICA L ADAMS   JOSEPH PAUL ADAMS   JOSHUA L ADAMS   KELLY H ADAMS   KOLE ADAMS   KRISTINE A ADAMS   LINDSEY TERRELL ADAMS   MICHAEL C ADAMS   MICHAEL F ADAMS   MICHAEL LANCE ADAMS   NANCY ADAMS
PAUL LAMAR ADAMS   RANDY P ADAMS   ROB ADAMS   ROGER DALE ADAMS   SHARLA ELIZABETH ADAMS   STEVEN BROCK ADAMS   TANYA Y ADAMS   TAYLOR ADAMS   TOM P ADAMS   WAYNE A ADAMS   PAUL MICHAEL ADAMSON
JAMES W ADCOCK JR   NATHAN D ADCOCK   ROBERT LEE ADCOCK II   RYAN ADCOCK   BRIAN GAYLON ADCOX   JOHN H ADDINGTON   SHAWN MICHAEL ADDINGTON   TREVOR ADDIS   DERICK A ADDISON   SUZANNE P ADDISON
WESTON S ADDLEMAN   ADELEYE ADEBAYO   JACOB L ADELMAN   TYLER D ADER   OLUWASEYE ADEOLA ADETULA   PRASHANT ADHIKARI   PRAVIN ADHIKARI   HANSON MARK ADJEI-SARPONG   ADAM BERNARD ADKINS   BRAYSON ADKINS
CHARLEY ADKINS   HEATHER M ADKINS   HELEN G ADKINS   JAMES KEVIN ADKINS   JOHNNY R ADKINS   JORDAN LEE ADKINS   ROBERT G ADKINS   RODNEY R ADKINS   SHAWN E ADKINS   AARON J ADKINSON   WAYNE R ADLER
PRASHANTH R ADMALA   TRAVIS L AESCHLIMAN   MATTHEW JASON AFFOLTER   NAINOA KAIMIPONO AFONG   REYNOLDS CHARLES AFONG JR   JOSHUA ELIOKA AFUOLA   KYLE AGAR   MICHAEL E AGARD   DREW AGEE   RYAN NATHAN AGEE
TYLER AGIN   BENJAMIN OLIVER AGNOR   ALEXANDER BRIAN AGOODIE   MARCO AGOSTINI SOARES   JAHN CARLOS AGRINZONI LOPEZ   CRISTIAN MARISCAL AGUAYO   OSCAR AGUAYO AGUAYO   PEDRO VALENCIA AGUAYO
FRANCISCO JAVIER AGUERO PALACIOS   KEVIN ERNEST AGUIAR   KRISTINA WADE AGUIAR   ADOLFO P AGUILAR   ALBERT ANTHONY AGUILAR   ANTONIO AGUILAR JR   CLARYSSA AGUILAR   DANIEL AGUILAR JR   DANIEL REYNOSO AGUILAR
DANNY STEVE AGUILAR   DAVID AGUILAR   FERNANDO GUADALUPE AGUILAR   GENARO AGUILAR JR   GUSTAVO SAAVEDRA AGUILAR   HERMES D AGUILAR   JORGE LUIS AGUILAR   JUAN CARLOS AGUILAR   JUAN CEBALLOS AGUILAR
MARIA SANCHEZ AGUILAR   MICHELLE D AGUILAR   PORFIRIO AGUILAR   RAUL CEJA AGUILAR   STEVE AGUILAR   ZALDY AGUILAR   ROSSELL EDUARDO AGUILAR CANIZALES   ANDERSON OSIEL AGUILAR MARTINEZ   OSCAR AGUILAR RAMIREZ
ESMERALDA F AGUILAR-GONZALES   ARTHUR AGUILERA   CHRISTOPHER AGUILERA   ROGELIO ADRIAN AGUILERA LEDEZMA   ABDON AGUILERA RUVALCABA   AGUSTIN AGUIRRE   DANIEL AGUIRRE   DAVID I AGUIRRE
EDGARDO JUVENAL AGUIRRE   ENRIQUE DOMINICK AGUIRRE   JAMIE L AGUIRRE   JAVIER AGUIRRE JR   JOSE PEÑUELAS AGUIRRE   JUSTIN L AGUIRRE   LUIS E AGUIRRE   MIGUEL ANGEL AGUIRRE   OSCAR E AGUIRRE   PABLO GOMEZ AGUIRRE
PEDRO AGUIRRE   STEVEN R AGUIRRE   VICTOR HERNANDEZ AGUIRRE   WILLIE AGUIRRE JR   RAFAEL AGUNDIS SANCHEZ   RANDY ENTENMANN AGUON   YOONUS AHAMED   PAUL JOSEPH AHERN   JARED GARY AHLSTROM   ISHTIAQ AHMAD
SYED-DANISH AHMAD   SEYED FARBOD AHMADZADEH RAZAVI   MOMAND AHMADZAI   WAQAS AHMED   RANDY AHOLA   KYLE AHRENDT   HERBERT J AHTEN III   FARHAN AIJAZ GADKARI   CHRISTOPHER U AINGS   ALMA GONZALEZ AISPURO
ELLIOT AITON   DAVID A AIUTO   TYLER STEVEN AKAU   GLENN W AKER   SHAWN E AKER   MICHAEL R AKES   ASHER SHIEKH AKHTER   JOHN AKIMOV   MICHAEL AKINOLA   DARRELL C AKINS   MASON C AKINS   MICHAEL DEAN AKINS
PAUL DANIEL AKINS   ROBERT R AKINS   ROBERT W AKINS   TOBE W AKINS   MOHANA R AKKALA   MAKAIO AKO   ODEYOVWI AKPOCHAFO   EMMANUEL M AKWARI KALU   AHMED AL BADRI   FATIMAH AUDA AHMED AL BAYATI
HUSSAM ABDULKAHER AL TAHAN   ALAGUMANNAN ALAGAPPAN   MAGESHKUMAR ALAGARSAMY   MALCOLM ALAIN   ARMANDO ALANIS   HECTOR A ALANIS   JORGE ALEJANDRO ALANIS   RAUL ALANIS   NICANOR ALANIS VELAZQUEZ
ADEKUNLE ALAO   DANIEL ANTHONY ALARCON   FIDENCIO RIVAS ALBA   RAMON E ALBAN   JOHNNY ALBARRAN   ROBERT ANDREW ALBERS   MARTIR DANIEL ALBERTO   JULIO ALBINO GONZALEZ   COREY J ALBRECHT   MICHAEL T ALBRECHT
BRADEN ALBRECHTAS   CHASEN ALBRETSEN   ANDREW W ALBRIGHT   LAUREN MICHELLE ALBRIGHT   TIMOTHY A ALBRIGHT   TRAVIS A ALBRIGHT   LANDON TYLER ALBRITTON   BENJAMIN JOHN ALBU   JAVIER RUVALCABA ALCALA
JONATHAN CERVANTES ALCALA   JOSE MUÑOZ ALCALA   JUAN CARLOS ALCALA   ANA GOMEZ ALCANTAR   YONI ALCANTAR   ALMA BAUTISTA ALCARAZ   VITALIANO RAMIRES ALCASAR   MAYRA VARGAS ALCAZAR   COURTNEY ALCORN
EMMA RAE ALCORN   NICHOLAS T ALCORN   RUSSELL L ALCORN   TRAVIS T ALDAG   SALVADOR GOMEZ ALDANA   GREGORY GENE ALDER   STEVEN M ALDER   ZANE ALDER   LAWRENCE LEVAN ALDERSON   MARK K ALDERSON
JACOB K ALDOSA   AARON CHARLES ALDRICH   FRANK JEROME ALDRICH   JAMES BRIAN ALDRICH   SCOTT C ALDRICH   AERIAL NICOLE ALDRIDGE   ARTHUR MERRILL ALDRIDGE   CHRISTINA R ALDRIDGE   FRANKIE L ALDRIDGE
GABRIEL NATHAN ALDRIDGE   JACK HUDSON ALDRIDGE   JAMES ALDRIDGE III   JIMMY LEE ALDRIDGE   LAMON F ALDRIDGE   ROBERT B ALDRIDGE   ROBERT W ALDRIDGE   ALVARO A ALEGRIA   RENZO JAVIER ALEMAN FIGUEROA
FRANCISCO ALEMAR   GREGORY WILBURN ALESHIRE II   KASEE LOUIS ALEX   ANTHONY D ALEXANDER JR   BRANDON D ALEXANDER   BRIAN S ALEXANDER   CHANCE P ALEXANDER   CHRISTOPHER ALLEN ALEXANDER   DARRIN LEE ALEXANDER
JOHNNY BALDWIN ALEXANDER   JOSEPH ALEXANDER   JUREK C ALEXANDER   KATHERINE LYNN ALEXANDER   KELLY LAMAR ALEXANDER   KENNETH ALEXANDER   MATTHEW E ALEXANDER   PARKER BRENT ALEXANDER
RICHARD M ALEXANDER   SHERRY Y ALEXANDER   STEWART ALEXANDER   TODD A ALEXANDER   TYLER G ALEXANDER   TYRONE ALEXANDER   VANCE N ALEXANDER   CHERYL ALEXIS-MINGOES   ALBERTO ALFARO   JUAN ALFARO
ELIHUT VASQUEZ ALFONSO   LUIS A ALFONSO   CARLOS MANUEL ALFONSO AGUILAR   MICHAEL FELEPE ALFONZO   AMY LYNN ALFORD   CHRISTOPHER ALFORD   CODY SHANE ALFORD   CORY R ALFORD   DON D ALFORD JR
JONATHAN ALFORD   JUSTIN M ALFORD   MARK STEVEN ALFORD   MATTHEW DAVID ALFORD   MONTY D ALFORD JR   TERRENCE J ALFORD   KEVIN L ALFRED   DANIEL ALGAR   STEVEN G ALGER   ISA ALI   JANET B ALI   KICHELLE ALI
NADIA ALI   ROSE L ALI   EDWIN ALICEA   JOSE A ALICEA   MUNTADHER AL-JAMMASI   COREY J ALLAIN   DOMINIC ALLAM   AJ ALLARD   JARED D ALLBRITTON   KRISTA RENEA ALLCORN   JOSHUA C ALLEE   BEN C ALLEN   BLAINE D ALLEN
BRADLEY ALLEN   BRET ALLEN   CATHLEEN E ALLEN   CRYSTAL ALLEN   CRYSTAL JOY ALLEN   CURTIS ALLEN   DANIEL KENT ALLEN   DARIAN EDWARD ALLEN   DAVID E ALLEN JR   DAVID JEROME ALLEN   DENNY D ALLEN
DYLAN THOMAS ALLEN   EMMETT CALL ALLEN   GLENDON CHARLES ALLEN   GRAY S ALLEN   JAMES C ALLEN   JEFFERY D ALLEN   JERRY M ALLEN   JOHN L ALLEN   JON E ALLEN   JOSEPH LUBUMBA ALLEN   JOSHUA D ALLEN   KEVIN J ALLEN
KEVIN N ALLEN   LANDON SCOTT ALLEN   LOGAN MATTHEW ALLEN   LUCAS ALLEN   MARCUS DEWAYNE ALLEN   MARK L ALLEN   MARTIN WAYNE ALLEN JR   MATTHEW V ALLEN   MATTHEW W ALLEN   NATHAN ALLEN   NATHAN P ALLEN
NATHAN SAMUEL ALLEN   RICHARD F ALLEN   ROBERT LEE ALLEN II   SCOTT J ALLEN   SHANE ALLEN   SHARON L ALLEN   SKYLER RIDGE ALLEN   STEPHEN MARK ALLEN   TIMOTHY RAY ALLEN   TONY D ALLEN   TRACY DEWAYNE ALLEN
TRACY L ALLEN   WILLIAM J ALLEN   WINSTON MEEKEL ALLEN   ZACKARY HAMILTON ALLEN   EDGAR GONZALEZ ALLENDE   TRACY D ALLEN-SPARKS   ANDREA N ALLER   EDMUND R ALLER   DOUGLAS EUGENE ALLEY   JOSHUA EUGENE ALLEY
KEVIN H ALLGIRE   ALDINTON A ALLIE   CHARLES K ALLIGOOD JR   MARK K ALLIGOOD   RAJAHAUNI ALLIMAN   BROOK ALLING   BRYCE ALLISON   DAVID M ALLISON   JACOB ALLISON   JESSE J ALLISON JR   MICHAEL ALLISON
TIMOTHY E ALLISON   AARON G ALLMANDINGER   SCOTT W ALLMENDINGER   COLE BRENDON ALLOWAY   DANIEL ERIC ALLRED   RYAN KEITH ALLRED   JACOB S ALLSOP   ANTONIO NAVA ALMANZA   CINTHIA MEDINA ALMANZA
JOAN V ALMANZA   OMAR ALMANZA   RICARDO ALMANZA   ROBERTO ALMANZA   MUSTAFA KHALED ALMASRI   ALLEN ETHAN ALMAZAN   CHARLIE KIM ALMAZAN   JUAN C ALMAZAN   FERNANDO GUZMAN ALMONTE   JOB A ALONSO GONZALEZ
DANIEL P ALONZO   JOSE ARMANDO ALONZO JR   THOMAS M ALONZO   AHMED FADHIL ALRAMMAHI   YASIR A ALSALLUM   ALAA AL-SAMMARI   KAREN D ALSEPT   CHARLES EARL ALSIP JR   DYLAN ALSTON   SHAWN ALSTON   MATT ALTAHA
MARY CARMEN ALTAHONA GUERRERO   ALAN LEYVA ALTAMIRANO   ALEJANDRO ALTAMIRANO   ENRIQUE P ALTAMIRANO   SEAN O ALTERI   CLAY R ALTHOFF   TRAVIS W ALTHOFF   SUSANNAH K ALTIS   AUSTIN GHATINEH ALVAJI
ALAN CHAZARY ALVARADO   ANGEL ALVARADO   ANGEL URIBE ALVARADO   ANTONIO ALVARADO   ARTURO A ALVARADO   AUDEL ALVARADO   DANIEL VARGAS ALVARADO   ELIJAH FRANCIS ALVARADO   FELIPE ROMERO ALVARADO
FRANCISCO HERNANDEZ ALVARADO   GUILLERMO ALEXANDER ALVARADO   ISAIA ALVARADO   JOSE J ALVARADO   RONALD ALVARADO   TONY F ALVARADO   BARRY F ALVARADO MEYERS   YERLIN NA ALVARADO MONROY
JUBAL B ALVARADO VALLADARES   BEATRICE ALVARADO-RACEDO   ALMA R ALVAREZ   BARBARA ALVAREZ   CHRISTOPHER JAY ALVAREZ   JESUS J ALVAREZ   JOSE L ALVAREZ   JOSE L ALVAREZ   JUAN ROJAS ALVAREZ   JUSTO VELASCO ALVAREZ
LARRY STEPHEN ALVAREZ III   MARCEL P ALVAREZ   MARCO ANTONIO ALVAREZ   NORBERTO JESUS ALVAREZ   RICARDO N ALVAREZ   RUBEN RUIZ ALVAREZ   SALVADOR O ALVAREZ   ZAVIER RAFAEL ALVAREZ   FLOR ESTELA ALVAREZ OLVEDA
EDGAR S ALVAREZ-GONZALEZ   ARIES CASELL ALVAREZ-LUCENA   JOSE LUIS ALVAREZ-MORA   BRUCE SCOTTY ALVAREZ-SALMERON   ALEX ALVENDIA   BRADY E ALVEY   MACKENZIE LYNN ALVEY   PABLO JEZREEL ALVIDREZ
ZABDIEL ALVIDREZ   MARK A ALVIS   AARON M ALWARD   MARY E ALWIN   JEREMY ALYEA   JOAO PAULO AMADO   DAVID RAFAEL AMADOR-ORTIZ   MD HOSSAIN TANVIR AMAN   JENNIFER KRISTEN AMANN   JONATHAN J AMANN
CHRISTOPHER AMARAL   CHRISTOPHER AMARAL   KATHERINE AMAR-FOX   JOSUE AMARO   JOSEPH S AMAROSSO   VIJAY AMATE   CESAR AMAYA   ERIKA AMAYA   DENIS T AMBIO   DON AMBROSE   JAMES R AMBROSE
JESSE SCOTT AMBROSE   JOSHUA G AMBROSE-MANNESS   JASON VYTATUS AMBROZAITIS   HAILEY AMELING   JOEY ONEAL AMERSON   ZACHERY ROBERT AMERSON   DEREK JOSEPH AMES   ERIC ALLEN AMES   MCCABE B AMES
NICHOLAS BYRON AMES   GENARO AMESCUA   JARRAD T AMICK   DAVID RYAN AMMONS   KELLEY AMMONS   ROBERT K AMMONS   TROY LEE AMMONS   VINCENT FLORES AMORANTO   LEE-WILLIAM AMOS   SAMUEL MCKENZIE AMOS
DANIEL O AMPADU   JACOB AMSTUTZ   ROGER A AMSTUTZ   RUPING AN   SUNITHA ANAND   ALFREDO ANASTACIO GARCIA   SURYA ANBALAGAN   LONNIE R ANDEREGG   BRIAN CHRISTOPHER ANDERS   HOWARD S ANDERS
JOSHUA ANDERS   JOSHUA FRANKLIN ANDERS   JUSTIN T ANDERS   TONY R ANDERS   ARNOLD GEORGE ANDERSEN   AUDREY A ANDERSEN   BAILEE DAWN ANDERSEN   BLAIR ANDERSEN   BRETT ANDERSEN   CARSEN CHAD ANDERSEN
CHRIS L ANDERSEN   COLTON KENNETH ANDERSEN   COREY M ANDERSEN   DEVIN ANDERSEN   DOYLE CHAD ANDERSEN   KRISTOPHER M ANDERSEN   KYLE DEE ANDERSEN   MARTI D ANDERSEN   RANDY G ANDERSEN   RODNEY L ANDERSEN
TRAVIS DUANE ANDERSEN   TYLEE JORDON ANDERSEN   ALARIC L ANDERSON   ALBERT A ANDERSON   AMANDA JANE ANDERSON   ANDREW JAMES ANDERSON   ANDREW WILLIAM ANDERSON   ANITA ANDERSON   AUDRA R ANDERSON
BLAKE ANDERSON   BLAKE R ANDERSON   BRADFORD JOSEPH ANDERSON   BRADLEY A ANDERSON   BRADY V ANDERSON   BRAXTEN GREGORY ANDERSON   BRENT L ANDERSON   BRETT D ANDERSON   BRIAN S ANDERSON
CARLA R ANDERSON   CARROLL ARTHUR ANDERSON   CHARLES ROBERT ANDERSON   CHRIS D ANDERSON   CHRIS J ANDERSON   CHRISTOPHER CALEB ANDERSON   CHRISTOPHER L ANDERSON   CHRISTOPHER L ANDERSON
CODIE ANDERSON   CODY A ANDERSON   COLT D ANDERSON   CRAIG N ANDERSON   DALE A ANDERSON   DANIEL N ANDERSON   DUSTIN JAMES ANDERSON   DUSTIN R ANDERSON   DYLAN C ANDERSON   EDDIE MARTEL ANDERSON
EDWARD D ANDERSON JR   ERIC JEROME ANDERSON   GINA MOLLO ANDERSON   IVAN L ANDERSON   JAMES N ANDERSON   JAMES RUSSELL ANDERSON   JASON K ANDERSON   JAYDEN MARKIS ANDERSON   JEFFERY BYRON ANDERSON
JERIMY R ANDERSON   JOHN E ANDERSON   JOHN M ANDERSON   JOHN MEADORS ANDERSON JR   JOHN W ANDERSON   JOHNATHAN A ANDERSON   JORDAN KEITH ANDERSON   JORDON ANDERSON   JUSTIN ANDERSON
JUSTIN MICHAEL ANDERSON   KATLIN ANDERSON   KENDAL J ANDERSON   KENNETH D ANDERSON   KENNETH W ANDERSON   KODY AUSTIN ANDERSON   KYRON D ANDERSON   LAUREN NICOLE ANDERSON   LEANN MARIE ANDERSON
LYNDSEY A ANDERSON   MATTHEW CALEB ANDERSON   MATTHEW E ANDERSON   MELVIN ANDERSON   MICHAEL J ANDERSON   MITCHELL KURTIS ANDERSON   NATHAN E ANDERSON   NATHAN V ANDERSON   NICOLE ANDERSON
NOAH ANDERSON   PATRICK J ANDERSON   PAUL ANDERSON   PETER S ANDERSON SR   RAYMOND ANDERSON   RICHARD E ANDERSON   RICHARD EDWARD ANDERSON JR   ROBERT ALLEN ANDERSON   ROBERT F ANDERSON
RYAN O ANDERSON   RYAN W ANDERSON   SCOT C ANDERSON   SETH TYLER ANDERSON   SHAWN M ANDERSON   SHEILA FAYE ANDERSON   SIMS WHITE ANDERSON   STEVEN W ANDERSON   TERRY D ANDERSON   THOMAS COLEMAN ANDERSON
THOMAS E ANDERSON JR   TIFANEE M ANDERSON   TIMOTHY J ANDERSON   TRAVIS GEANGELO ANDERSON   WILLIAM B ANDERSON   ZAIN ANDERSON   ADAM DANIEL ANDERTON   DOMENICO STEVEN ANDERTON   MICHAEL LLOYD ANDERTON
PAIGE ELIZABETH ANDING   MICHAEL E ANDRADA   EDUARDO ANDRADE   ERIC ANDRADE   JOSE DEJESUS ANDRADE JR   LIZANDRO ANDRADE   RICARDO ANDRADE   ROSMERY DELCARMEN ANDRADE   SALVADOR ANDRADE
ROLLER BRIAN ANDRADE GUIDO   MIGUEL ANGEL ANDRADE REVELES   ALEXIS ANTONIO ANDRADE ROCHA   SAUL ANDRADE VASQUEZ   JOSEPH ANDRE   DAWN MARIE ANDREADIS   BRIAN JOSEPH ANDREAS   ANTHONY ANDREATTA
ANA ANDRES BALTAZAR   VICTORIA ELISE ANDRESKI   BILLY JOE ANDREWS   CLAY B ANDREWS   HARRY ANDREWS   JACK ANDREWS JR   JONATHAN T ANDREWS   JOSHUA S ANDREWS   JUSTIN LEE ANDREWS   LAYTON ANDREWS
MACK J ANDREWS   MICHAEL RALPH ANDREWS   PAMELA L ANDREWS   TREVEN MICHAEL ANDREWS   WILLIAM ANDRIULAITIS   TRACEY LYNN ANDROUSKY   ANTHONY ANDRUS   DENVER CRAIG ANDRUS   JEFFREY REAGAN ANDRUS
ZAKARY LEWIS ANDRUS   GILBERTO A ANDUAGA BARCELO   ERNESTO ANDUJO   HIRISHIKESH ANERAO   MICHAEL J ANESTON   CODY MICHAEL ANGEL   LEONEL ANGEL   WESLEY J ANGEL   ERICK J ANGELL   RONALD ANGER JR
JEREMIAH D ANGERSTEIN   JAMES ANGLIN   PATRICIA ANGOTTI   EMILIO BARRIOS ANGUIANO   HECTOR RICO ANGUIANO   HOMERO ALCAZAR ANGUIANO   ROBERTO G ANGUIANO   VICTOR GUZMAN ANGUIANO   ROBERT C ANICICH
ADIBA ANJUM   KEVIN STANTON ANNICHIARICO   KORY ANNIS   EUGENE CRISPIN ANSELM   CURTIS ANSELMO   JAMES BRODY ANSLEY   PATRICK LEE ANSLOW   PHILIP JAMES ANSLOW   JOSHUA K ANSTINE   MEGAN A ANTALAN
NIVEDHAN ANTHONY FRANCIS   BRENT ANTHONY REEVES   MICHAEL JOHNSON ANTHONYRAJ   EDWIN M ANTICI   NICHOLAS R ANTONAKOS   ANNETTE R ANTON-MALLY   CARSON WYNNE ANTRUP   ERIK ANTUNEZ   ANGEL ANTUNEZ ALVAREZ
SATOSHI AOKI   TYSON R AOKI   DANIEL APARICIO JR   NOEL APARICIO   ROBERTO C APARICIO   JUAN FERNANDO APARICIO BEDOLLA   JOSHUA J APFEL   MONROE WINTON APGAR   MARCO APODACA GONZALEZ   SHAWN MICHAEL APONTE
PETER ATTA APPIAH   BENJAMIN FORREST APPLE   MASON THOMAS APPLE   TODD L APPLE   VIRGINIA E APPLEBEE   NICK ALEXANDER APPLEBY   BROCK CHADWICK APPLETON   CARLOS ALFREDO AQUINO   FERDINAND AQUINO
JAPHET AQUINO   JOHN AQUINO   JONATHAN B AQUINO   RAYFE J AQUINO   YANNICK ARAGONES   MARCO MENDOZA ARAIZA   HUGO CORONA ARAMBULA   IVAN ARAMBURO   DANIELLE ERICA RENEE ARANDA   JESUS CRUZ ARANDA
LUIS ARAUJO   YULIANA DEL CARMEN ARAUJO VILLANUEVA   GUILLERMO ARAUZ   BLAINE ARBELAEZ   DEREK L ARBOGAST   TRACY A ARBOGAST   TREVOR K ARBON   TODD ARBOUR   MICAH J ARBUCKLE   PHILLIP MICHAEL ARBUTINA
RONALD ARCAND   JOHN E ARCEMENT   DESMOND ARCENEAUX   RODERICK ARCENEAUX   STEVEN MICHAEL ARCHAMBAULT   JACQUELINE ROSE ARCHER   JOSHUA C ARCHER   RICHARD E ARCHER   STANLEY ARCHER   CASEY A ARCHIBALD
CRAIG ARCHIBALD   CURTIS B ARCHIBALD   DONALD LYNN ARCHIBALD   MATTHEW D ARCHIBALD   RANDY ARCHIBALD   ROBERT ARCHIBALD   ZACHARIAH D ARCHIBALD   BRADLEY ARCHIE   CHELSIE D ARCHIE   JASMINE GERALDINE ARCHIE
FRED H ARCHULETA   JANTZEN L ARCHULETA   JOSE ARCINIEGA   SERGIO ARCINIEGA   JEFFREY W ARD   TYLER B ARD   DAMON E ARDIS   DAMON E ARDIS aJR   TRAYWICK H ARDIS   CHASE ALLAN ARDUSER   MARK A ARDUSER
JAVAD AREFI   DAVID RAMIREZ ARELLANO   FELIPE ARELLANO   MARCO MORALES ARELLANO   REYES MORALES ARELLANO   RICHARD ARELLANO   ROBERTO ARELLANO   JOEL LADD ARENDER   JON AARON ARENDER   JOSHUA DUANE ARENDER

JEFFREY M ARENDS   BRENT RONALD ARENS   BRIAN J ARENS   INGE A ARENS   SHAWN M ARENS   BRIAN E ARENT   MORGAN P ARENT   ALBERTO MICHAEL AREVALO   ALFREDO AREVALO JR   KATHERINE ARGIRIOU   DAVID W ARGO JR
CARLOS ARGUELLES   JORGE ERNESTO ARGUELLO   VICTOR ARGUETA   CELESTINO ARIAS   JHONNY RAUL ARIAS   JORGE A ARIAS   JOSUE CORONADO ARIAS   IKRAM ARIFF   JUVOKHIRBEK ARIFOV   PIA ARJANG   KRISTA L ARKFELD
GUNNAR ARKSEY   THOMAS E ARLEDGE   CORMAINE ROSHAUD ARMBRESTER   CHAYCE LANDON ARMBRUSTER   ALONDRA BELTRAN ARMENTA   FRANCISCO ARMENTA   JOSE A ARMENTA   WILLIAM R ARMES   GEORGE KAHUNALE ARMITAGE III
JUSTIN ARMOR   AARON R ARMSTRONG   ADAM ARMSTRONG   ADAM MICHAEL ARMSTRONG   AUSTIN E ARMSTRONG   BILLY H ARMSTRONG   CHRISTOPHER L ARMSTRONG   CHRISTOPHER W ARMSTRONG   DERECK W ARMSTRONG
ERIC B ARMSTRONG   JERRY R ARMSTRONG   JOSEPH LEE ARMSTRONG   JUSTIN LEE ARMSTRONG   KEITH A ARMSTRONG   KEVIN L ARMSTRONG   KEVIN MICHEAL ARMSTRONG   KURTIS A ARMSTRONG   LESLIE ARMSTRONG
MICHAEL LORIN ARMSTRONG   MICHAEL S ARMSTRONG   RUSSELL DON ARMSTRONG   SCOTT P ARMSTRONG   ZACKARY KADEEM ARMSTRONG   JAMES ALEX ARNETT   JAMES R ARNETT   KHRISTA NICOLE ARNETT   VASHAN T ARNETTE
DAVID ARNEVIK   EDDY S ARNOLD JR   EDWARD ARNOLD JR   JONAH ARNOLD   JOSHUA SCOTT ARNOLD   NICHOLAS M ARNOLD   SCOTT A ARNOLD   SYLVESTER EUGENE ARNOLD   WILLIAM S ARNOLD   KODY ARQUETTE
BENITO OCHOA ARREDONDO   DANIEL GUSTAVO ARREDONDO   FRANCISCO RUIZ ARREDONDO   LEOPOLDO G ARREDONDO   SERVANDO ARREDONDO   ALAN GASTON ARREDONDO CASTILLO   LARISSA ARREDONDO DOMINGUEZ
BRIAN PATINO ARREGUIN   CHRISTOPHER ARREGUIN   EDDIE ARREGUIN   ERIK ARREGUIN   JOSE PATINO ARREGUIN   ALFREDO ARREOLA   ALONSO ALBA ARREOLA   JASON NA ARREOLA   FELIPE ARRESEIGOR   EDUARDO ARRIAGA
MARIA M ARRIAGA   JEAN CARLOS ARRIETA   EFRAIN ARRIETA-CORIA   AMBER NICOLE ARRINGTON   CHARLES C ARRINGTON   ROWANTA XAVIER ARRINGTON   MICHAEL ANTHONY ARRIOLA   IGNACIO GONZALEZ ARROLLO
EDGAR TAMAYO ARROYO   FELIX OMAR ARROYO   FRANCISCO VENTURA ARROYO   JOHNNY REA ARROYO   GABRIEL ARROYO CALVILLO   MANUEL ARRUDA   EDWARD A ARSENAULT JR   MALISSA ANMAREE ARSNOE   ZACHARY L ARSNOE
ANTHONY B ARTAGAME   JASON B ARTAGAME   LEONEL M ARTEAGA SR   MARCO ANTONIO ARTEAGA   WINTER ADOLFO ARTEAGA   JOSE CARLOS ARTEAGA-CASTANEDA   MARK ARTECHI   GEORGE W ARTENSTEIN   LUKE MICHAEL ARTERBURN
OTTO E ARTFITCH JR   TYLER E ARTFITCH   BRANDI ARTHUR   JUAN M ARTIGAS JR   NOAH ARTUSO   KARTHIKA ARUNACHALAM   MUTHU DAYANIDHI ARUNACHALAM   JOHN M ARVIDSON   DAVID EUGENE ARVIN   ERMELINDO ARZATE
JUAN CARLOS ARZATE   ARNOLDO ARZOLA   FRANCISCO JAVIER ARZOLA   JOSE DOLORES ARZOLA-CARDENAS   GREGORIO ARZUAGA   WILLIAM EARL ASBACH   KEITH V ASBELL   SEAN C ASBELL   BRIAN M ASCHLEMAN
NICOLE ELIZABETH ASCHOFF   DAGMAWI T ASFAW   JADAH MYKEA ASH   NICHOLAS ASHBAKER   RUSTY S ASHBY JR   SHELLY ASHBY   NATHAN J ASHCRAFT   ZACHARY H ASHCROFT   KELVIN D ASHE   ROY L ASHER   DENNIS L ASHINHUST
ANDREW ASHLEY   BENJAMIN MARC ASHLEY   BONNIKA N ASHLEY   CHRISTOPHER RASHAN ASHLEY   CODY D ASHLEY   GRANT NEAL ASHLEY   MATTHEW HARRELL ASHLEY   THOMAS H ASHLEY   THOMAS K ASHLEY   WILMA S ASHLEY
D MCKADE ASHLIMAN   DARWIN L ASHLIMAN   CHRISTOPHER ASHMORE   EMILY S ASHMORE   JOHN NEAL ASHMORE   JOSEPH KEVIN ASHMORE   MARK D ASHMORE   WALTER KAINE ASHMORE   ANIKET ASHOK PATIL   ASMITA ASHOK PATIL
AVINASH ASHOK SWAIN   ANDREW MARK ASHTON   BRANDON ASHTON   RANDY ASHURST   RYAN ASHURST   BRANDON ASHWORTH   GORDON REED ASHWORTH   JAMES D ASHWORTH   RONALD W ASHWORTH   AMY PILAND ASKEW
JOSEPH P ASKEW   KENDALL ASKEW   STEVEN WAYNE ASKEW II   WILLIAM BRYANT ASKEW   WILLIAM TONY ASKEW   CHARLES G ASKINS   HANAN ASSFOURA   RYAN ASSOON   MICHAEL A ASTROSKY   ROGER S ASUNCION   LAHU ASWALE
MEHMET E ATAMAN   RICHARD ATAMANCHUK   WILLIAM A ATCHER   RUSSELL H ATCHLEY   CHAYOTE ATEAH   DAN ATKIN   CODY THEODORE ATKINS   ISOM ATKINS III   ISOM ATKINS JR   JASON CLAN ATKINS   STEVEN CODY ATKINS
WILLIAM M ATKINS   AUSTIN ATKINSON   BRADY W ATKINSON   BROOKS E ATKINSON   DANIEL L ATKINSON   JAMES R ATKINSON JR   JOANNE ATKINSON   JOHN C ATKINSON   JONATHAN B ATKINSON   JONATHAN D ATKINSON
JOSEPH J ATKINSON IV   MARK A ATKINSON   RICHARD ATKINSON   SAMUEL O'BRIAN ATKINSON   SHANE CHRISTOPHER EVANS ATKINSON   SKYLER D ATKINSON   VERN J ATKINSON   WANDA E ATKINSON   ZENOS ATMORE
ALEXANDER ATOIAN   AMANDA C ATTAWAY   LEE R ATTAWAY   BOYD ATTERBERRY   ABBYGAIL L ATWOOD   ETHAN JAY ATWOOD   SHEARL DEAN ATWOOD   OANH K AU   JAMES MICHAEL AUBREY   HAYDEN JACK AUBUT
JOSIAS JOHANNES AUCAMP   ROBERT AUCONE   ROBERT A AUCONE   DAVID PETER AUEL   JOSHUA MICHAEL AUER   BRANDI MARIE AUFFART   BRANDON AUFFERT   CHRISTOPHER CHARLES AUFRANCE   KIRSTEN A AUGSBACK
JAMES P AUGUSTIN   CHANDLER H AULT   CHARLES R AULT   RAYMOND E AULTMAN   JACOB EZEKIEL AUSTERMAN   CLAYTON HASLETT AUSTILL   NATHANIEL WILLIAM AUSTILL   ADAM T AUSTIN   CODY ISAIAH AUSTIN   ERIC L AUSTIN
GEORGE S AUSTIN   HERSHEL W AUSTIN   JASON S AUSTIN   JOEY L AUSTIN   LENNAE M AUSTIN   MICHAEL ANTHONY AUSTIN   RYAN J AUSTIN   SHAWN H AUSTIN   THEA AUSTIN   SARKIS CHRISTOPHER AVAKYAN   GERARDO AVALOS
MIGUEL ANGEL AVALOS   SARAI AVALOS   ALEXANDRA C AVANS   DARRELL WEST AVANS   DERRICK D AVANT   IVAN AVELLANEDA   MAXIMILIANO AVER   CHANCE WK AVERA   TAD WALTER AVERA   MICHAEL S AVERITT   BRIAN AVERY
DERRELL AVERY   JAMES TYLER AVERY   KEVIN RAY AVERY   AARON AVILA   JONATHAN AVILES AVILA   JOSE AVILA   JOSE ANGEL AVILA   LUIS AVILA   MARIE AVILA   MARLIN D AVILA   MARTIN X AVILA   MATTHEW ELLIS AVILA
MIGUEL AVILES AVILA   FRANCISCO AVILA-AGUILAR   JFERNANDO AVILA-GARCIA   VANESSA AVILES   VIRGINIA AVILES   SAMUEL AVILES RAMOS   LILIIA AVILES-DIAZ   EDUARDO AVILEZ JR   SANTIAGO AVILEZ LOPEZ   JAMES D AWBREY
ZA AWI   GERRALD EUGENE AXE   JACOB ROSS AXELSON   RYAN J AXFORD   ANDREW AXLINE   JAVIER AYALA   OTONIEL N AYALA   JOSE G AYALA CINTORA   JAMES AYCOCK JR   KEVIN ERIC AYCOCK   CHRISTOPHER R AYER
ANGELA N AYERS   JUSTIN C AYERS   NATHAN ROBERT AYERS   THOMAS AYERS   MICHAEL ROBERT AYOTTE   DANIEL W AYRES   WALKER ROBERT AYRES   EBANGHA H AYUK   MOHAMED AZARUDEEN   TONY A AZEVEDO
SAMAN BABAEIDARABAD   ADAM S BABCOCK   ERIC G BABCOCK   KEVIN M BABCOCK   HERMAN R BABE   DALE A BABIN JR   RICHARD J BABINEAU   JAY RYAN BABOR   RUBEL A BACA   DORLISA MARIE BACCHUS   SEVERIN J BACH
ALBERT BACHE   MARCUS ADAM BACHELOR   MATTHEW D BACHMAN   JOHN R BACK III   CHRISTOPHER J BACKEL   CHAD W BACKHAUS   JESSE J BACKHAUS   ARNE NILS BACKLUND   GREGORY R BACKUS   RODNEY W BACKUS
KEVIN E BACON   SKYLER CHASE BACON   TERRY A BACOTE   TERRY KYSHAWN BACOTE   TRAVIS BADEAUX   COLLYN BADENHOP   TIM BADER   JAMES L BADGER   SAMANTHA LYNNE BADGER   GERALD G BADMAN JR   VANCE BADOUR
DHILIPKUMAR BADRAPPAN   KERRY M BAEHR   ALEXANDER BAER   JASON A BAER   MATTHEW P BAERMANN   MARCO A BAEZ   MARIO BAEZ JR   ROBERTO A BAEZ   ABRAHAM BAEZA   HADI BAGHCHEHSARAI   JERZY BAGINSKI
ANTHONY W BAGLEY   ROBERT C BAGLEY   KEEGAN BAGNALL   MARK BAGNULO   CARLTON BAGWELL   JEROD A BAGWELL   COLBY R BAHE   JESUS BAHENA GARCIA   ISRAEL BAHENA VARELA   ROBERT P BAIER   WARREN LEON BAIER
MIRZA S BAIG   KIMBERLEY ANNE BAIKIE   RYAN BAILER   BARRICK Q BAILEY   CHARLES A BAILEY   CHASE D BAILEY   CHRIS V BAILEY   CHRISTA D BAILEY   CHRISTOPHER JERRY BAILEY   CULLEN MARSHALL BAILEY   DALE BAILEY
DARREN R BAILEY   DAVID BAILEY   DAVID W BAILEY   GREGORY DEWAYNE BAILEY   JACOB BAILEY   JACOB WILLIAM BAILEY   JOHN E BAILEY   JOHN PATRICK BAILEY II   JOSEPH AARON BAILEY   JOSHUA BAILEY   LARRY DION BAILEY
LAUREN W BAILEY   LOGAN JACOB BAILEY   MICHAEL BAILEY   NATHAN D BAILEY   PHILIP DAVID BAILEY   QUENTIN NATHANIEL BAILEY   RANDY K BAILEY   RANDY S BAILEY   TANNER DAKOTA BAILEY   TRENTON BAILEY
WAYMON D BAILEY   JORDAN ALEXANDER BAIN   BRYAN ZACHARY BAINES   RICHARD SCOTT BAIR   STEVEN R BAIR JR   DONALD LEE BAIRD JR   JOSHUA C BAIRD   MORGAN E BAIRD   MARTIN BAJER   THOMAS WALTER BAJIER
ALBERT BAJRAMI   KARANPREET BAJWA   ANDREW BAJZERT   ANTHONY BAK   AARON BAKER   AARON C BAKER   AARON K BAKER   ADAM L BAKER   AMY B BAKER   BARRY ALLEN BAKER   BRAEDEN D BAKER   CHANCE A BAKER
CHASE JOSEPH ROY BAKER   CHRISTOPHER M BAKER   CODY L BAKER   DANIEL W BAKER   DANNIELLE S BAKER   DAVID BAKER   FORRESTER R BAKER   IRA J BAKER   JAELAN T BAKER   JARRIOD B BAKER   JOEL D BAKER   JOHN J BAKER
JONATHAN A BAKER   JONATHAN D BAKER   JONATHAN S BAKER   JORDAN BAKER   KAIGAN SCOTT BAKER   KEVIN BAKER   KEVIN BAKER   KYLE EDWARD BAKER   KYRON BRENT BAKER   LUKE P BAKER   MATTHEW BAKER
MICHAEL DAVID BAKER   MICHAEL E BAKER   MICHAEL O BAKER   MICHELLE L BAKER   MYLES EDWARD BAKER   PATRICE ANN BAKER   PHILLIP A BAKER   PRESTON O BAKER   RANDALL G BAKER JR   RHONDA KAY BAKER
ROBERT NATHAN BAKER   ROBERT P BAKER   RONALD P BAKER   ROY L BAKER   RUSSELL D BAKER   SCOTT M BAKER   SCOTT R BAKER   SPENCER ALLEN BAKER   SPURGEON G BAKER JR   TAMATHA L BAKER   TYLER JAMES BAKER
TYLER NEIL BAKER   WADE BAKER   WILLIAM BAKER   WILLIAM BAKER   DALEPETE BALA   LUMINITA BALABAN   NIKEISHA BALAKRISHNAN   ATHINAM BALASUBRAMANIAN   ANDREA D BALBOA   CRISTOBAL BALBUENA
KELGUER BALBUENA   MARCELINO BALBUENA   JESUS BALDERAS   JOSE LUIS BALDERAS   SUZANNA GONZALEZ BALDERAS   RONALD P BALDO   COURTNEY BALDWIN   DEWAUN L BALDWIN   JEFFERY M BALDWIN JR   JOSHUA RYAN BALDWIN
LOGAN ANDREW BALDWIN   MASON BALDWIN   ROBERT LEE BALDWIN JR   GABRIEL DAVID BALEANU   CHRISTOPHER A BALICKI   DERON BALKARAN   CHRISTA C BALL   DARNELL BALL JR   GARRY W BALL   JAMIE BALL   JASON JOEL BALL
JOHNNY J BALL II   LAURA BALL   MARCI R BALL   RANDI RAE BALL   SAMUEL D BALL   TIMOTHY J BALL   WILLIAM ROBERT BALL III   JESSE BALLA   THOMAZ CANTRERAS BALLAND   CJ HUNTER BALLARD   JESSICA AVENT BALLARD
MARY ELLEN BALLARD   BRADLEY THOMAS BALLENGER   AUSTIN M BALLENTINE   TRACIE BALLENTINE   BRANDON ARCINIEGA BALLESTEROS   JOSE BALLESTEROS   JUAN BALLESTEROS   ROCKY PARAYNO BALLESTEROS
JOSEPH F BALLEW III   WESLEY TYLER BALLEW   WAGNER DAELY BALLINGER   FREDERICK BALLOU   ALLEN BALLOUN   JASON LEE BALLS   NICKOLAS JOHN BALMER   JONATHON P BALOGH   DAMILOLA SOLOMON BALOGUN
OLABOSIPO BALOGUN   JANICE BALTZELL   RUSSELL J BALVIN   KRISTI MARIE BANALES   WOJCIECH BANAS   RAMON DOLORES BANDA   IHOR BANDRIVSKYI   CRAIG M BANDUR   SEAN MICHAEL BANDUR   GRACE ELAINE BANDZI
CHRISTIAN LEE BANE   WILLIAM R BANE   SUSANNAH CREIGHTON BANFIELD   DAVID D BANGERT   FRANCIS YANOS BANIAGA   MICHAEL BANIK   JEREMY BANKER   BRANDON A BANKS   BRANDON ANTHONY BANKS JR   CHARLES ERIC BANKS
COURTNEY D BANKS   DELMAS M BANKS   DENIS BANKS   DILLION FOSTER BANKS   ERIC E BANKS   HARRISON KYLE BANKS   LUKE BRYANT BANKS   OCTAVIS BANKS III   PERRY R BANKS   ROBERT R BANKS   WILLIAM B BANKS
WILLIAM CODY BANKS   WILLIAM T BANKS   WILLIE CORNELL BANKS   COLTON W BANKSTON   KYLE R BANKSTON   WALTER W BANNICK   DANIEL T BANNON   STEPHEN P BANNOWSKY   FAMEZA BANO   CALEB D BANTON
NOAH C BANTON   JESSICA BANUELOS   RAMON BANUELOS   ALEJANDRO ALDANA BAÑUELOS   LUIS RICO BAÑUELOS   WILL BAPTIST   JOEL W BARAJAS   JOSE DE LOERA BARAJAS   JOSE MARTINEZ BARAJAS   JUAN ROSAS BARAJAS
LUIS CARRILLO BARAJAS   RIGOBERTO BARAJAS   ROBERTO BARAJAS   SALVADOR BARAJAS   BRANDON LEE BARBEE   CAREY LORENZO BARBEE II   DEVORIK BARBEE   LARRY CHRISTOPHER BARBEE   BRAYDEN BARBER   BREANNA BARBER
DERRICK B BARBER   FRANKLIN BARBER   HEATH BARBER   JACK D BARBER   JASON BARBER   JOSEPH BRETT BARBER   LARRY JEROME BARBER   MARK J BARBER   RICHARD BARBER   BRIAN L BARBERY   LANAKILA B BARBIETO
FRANK W BARBON   LUIS ANGEL BARBOSA   RENATO SAAVEDRA BARBOSA   HECTOR O BARBOZA-REYES   FAY BARBRICK   DAVID P BARCAL   DAVID ANTHONY BARCELONA   JON A BARCLAY   SHEILA RENE BARCLAY   ERNEST E BARE
MICHAEL S BARE   JAMES TAYLOR BAREFOOT   JEFFREY JOHN BAREFOOT   ARTUR DOMINIK BAREJA   JEFFREY BARFIELD   JOHN FRANKLYN BARFIELD   MATTHEW GARRETT BARFIELD   BRAD K BARFUSS   BRANDON BARFUSS
JOHN K BARFUSS   KARL L BARFUSS   CHARLES E BARGER JR   WILLIAM DEVON BARGER   CHRISTY LYNNE BARGERY   NICKOLE M BARGMAN   MATTHEW D BARGSTADT   ANDREW M BARKER   CHRISTOPHER LAYTON BARKER
COOPER BJ BARKER   DANIEL RYAN BARKER   DONALD WILLIAM BARKER III   DOUGLAS W BARKER   GAIGE B BARKER   HAMPTON T BARKER   JARRETT TYLER BARKER   JOSEPH A BARKER   JOSHUA BARKER   KEVIN L BARKER
KEVIN P BARKER   MATTHEW D BARKER   MICHAEL BARKER   ROBBY BARKER   ROBERT GLENN BARKER   RUSSELL W BARKER   SCOTT ALAN BARKER SR   TIMOTHY J BARKER   TODD A BARKER   TYLER BARKER   LLOYD ANTHONY BARKES
JONATHAN THOMAS BARKL   HERMAN JON BARKLEY   JEFFREY PAUL BARKMAN   CHARLIE O BARKS   GARY LYNDALE BARKS   NATHANIEL B D BARKS   CHARLES E BARKSDALE JR   ERIC J BARKSDALE   JOSHUA HOYT BARKSDALE
KEVIN E BARKSDALE   JOSHUA B BARLET   FRASHOD C BARLOW   NATHAN BARLOW   SURENDRA BARMA   JOSEPH RYAN BARNABY   FRED M BARNARD IV   KEENON D BARNARD   DARYL R BARNER   ERIC P BARNER   ISAIAH DARYL BARNER
ROBERT J BARNER   SHANE D BARNER   STEVE BARNER   ALFRED J BARNES JR   ANDREW RAYMOND BARNES   AUBREY NICOLE BARNES   BRIAN A BARNES   CHARLES BARNES   CHRISTIAN MICHAEL BARNES   CLAIRISSA GRACE BARNES
DAMEON O BARNES   DAVID BARNES   DONALD E BARNES   DUSTIN BARNES   EDDIE LEE BARNES   EDWARD BARNES JR   HENRY WESLEY BARNES   JACOB WESLEY BARNES   JUSTIN BARNES   JUSTIN D BARNES   KELLY A BARNES
KYLE DALLAS BARNES   LAQUAN BARNES   LOGAN ALEXANDER BARNES   MATTHEW ELLIOTT BARNES   NATHANIEL MATTHEW BARNES   ONEIL BARNES   RAYMOND G BARNES   ROBERT LUTHER BARNES   ROBERT LYLE BARNES
TIMOTHY BLAINE BARNES   TODD D BARNES   TRAVIS D BARNES   VIRGIL LEE BARNES   WALKER J BARNES   WILLIAM D BARNES   AARON J BARNETT   COREY JAMES BARNETT   CYNTHIA EULA BARNETT   JAMES M BARNETT
JAMIE MAURICE BARNETT   MATTHEW C BARNETT   MELISSA S BARNETT   RONALD L BARNETT   WILLIAM MATTHEW BARNETT   CHRISTOPHER DANIEL BARNETTE   COREY PATRICK BARNETTE   DONALD A BARNEY   SHELLEY ANN BARNGROVER
AARON R BARNHART   CLIFFORD DAVID BARNHART   DAVID E BARNHART   DEVON MARTIN MICHEAL BARNHART   KENNETH E BARNHART   MARK BARNHART   BRANDON C BARNIC   JASON R BARNSTABLE   NANCY SUSAN BARNWELL
DOUGLAS BARON   MARK H BARON   ADAM J BARONE   CHARLES CHRISTOPHER BARONE   ANDREW H BARR   ERIC BENJAMIN BARR   JAMES A BARR   JEREMY L BARR   JOHN H BARR   JOSHUA D BARR   JOSIAH A BARR   LOGAN K BARR
JUAN BARRAGAN   LAURA RODRIGUEZ BARRAGAN   ROBERTO CARLOS BARRAGAN   BENJAMIN N BARRANCO   MOLLIE E BARRATT   ALESSANDRO BARRECA   JASON BARREIRO   ADEL BARRERA   RACHAEL BARRERA   BLAINE KEITH BARRETT
CASEY WILLIAM BARRETT   CHRISTOPHER L BARRETT   DAWN M BARRETT   JACOB A BARRETT   JEREMY C BARRETT   ROBERT J BARRETT JR   SHAWN H BARRETT   ERICK ARTEAGA BARRIENTOS   JUSTIN DUANE BARRINEAU
LAURICE R BARRINEAU JR   KIRK D BARRINGTON II   NATHAN BARRINGTON   TIMOTHY BARRINGTON   BRETT DAVID BARRIOS   ELIVER BARRIOS   ENGELS JOSUE BARRIOS   FIDEL BARRIOS JR   RUSSELL Q BARRIOS   FRANCISCO BARRIOS ALVAREZ
TIM J BARRITT   CHAD R BARRON   CLIVE ALEXANDER BARRON   JASON DERRICK BARRON   JEREMY KEVIN BARRON   RICHARD J BARRON   RYAN SCOTT BARRONTINE   MATTHEW BARROS   JEAN N BARROS AREVALO   WILLIAM J BARROW
JOSHUA D BARROWS   TIMOTHY P BARRUS   CHANDA LAVEE BARRY   JOSEPH BARRY   MARTIN E BARRY III   ROBERT J BARRY   STEVEN THOMAS BARRY   WINSTON BARRY   ZACHARY M BARRY   COREY THOMAS BARTEE   STEVEN J BARTEL
MATTHEW ALAN BARTHOLET   AARON C BARTHOLOMEW   CHRISTOPHER BARTHOLOMEW   KARRIE ANN BARTHOLOMEW   LISA MARIE BARTHOLOMEW   JAMES ALAN BARTLETT   JEREMY LEE BARTLETT   JOSHUA NASH BARTLETT
MURRAY WAYNE BARTLETT   PETER BARTLETT   ROBERT L BARTLETT   TIFFANY BARTLETT   BRITTANY ROCHELLE BARTLEY   TIMOTHY J BARTLING   ALFRED M BARTOL   PHILLIP BARTOLETTI   ELNORRIS BARTON   SCOTT MICHAEL BARTON
THOMAS M BARTON   DAMIAN WEST BARTRUM   DUSTIN THOMAS BARWICK   TERRY O BARWICK   WALTER BARWICK   WILLIAM BASART   MARY ANN BASCO   MARKEL JAMES BASEY   BLAIRE ELIZABETH BASHAM   BRANDON LEE BASHAM
HEATHER M BASHAM   PAUL D BASHAM   GERALD BASHAW JR   STEVEN E BASHFORD   KARI E BASHIOUM   JESSICA BASHORE   RANDALL BASHORE JR   KRISHNARAJ BASKAR   BRETT BASLER   TARAY MYCHELE BASNIGHT   ALAIN BASQUE
CECIL RYAN BASS   CHANTASIA RAPSODEE BASS   ELLIS BASS   GERALD BENARD BASS   ROBERT BASS   RYAN CHRISTIAN BASS   VICTOR BASS   CHRISTOPHER W BASSETT   LOGAN BASSETT   JASON L BASSHAM   JACK JOHN BASSILE
JOSEPH B BASTIN   JORDAN DALE BATELAAN   JIM BATEMAN   MILES A BATEMAN   TANNER BATEMAN   THOMAS C BATEMAN   ANGELA M BATES   BRIAN K BATES   CHRISTOPHER M BATES   CORY A BATES   DANIEL D BATES   DUSTIN BATES
GEORGE ALLEN BATES   JASON BATES   JEFFREY KYLE BATES   JOSHUA M BATES   RONNIE L BATES   STACY LEVI BATES   TAMI BATES   TOMMY BATES   TONY WAYNE BATES   TYLER L BATES   WILLIAM ANDREW BATES
BRAD WHITTEMORE BATESOLE   DARRELL WAYNE BATLEY   PEYTON ALEXANDER BATLEY   JORGE A BATRES   SANTOS BATRES SANCHEZ   MARK A BATSON   MELVIN J BATSON   THOMAS J BATTERBEE   TREVOR RILEY BATTERSHAW
TAWAN BATTLES   EUGENE G BATTOCCHIO   BRANDON WAYNE BATTON   BRIAN K BATTON   JASON C BATTON   JOHN HOWARD BATTS   SHELTON MITCHELL BATTS   SHELTON MITCHELL BATTS II   TIMOTHY M BATTS   JOHN F BATY
CHAD MICHAEL BAUDENDISTEL   STEPHEN BAUDLER   ADAM J BAUER   JOHN EDWIN BAUER   JOSHUA BAUER   KELCI B BAUER   QUENTIN G BAUER   REID CHRISTIAN BAUER   TREVOR T BAUER   SETH E BAUERLE   AUBREY BAUGH III
CALVIN CURTIS BAUGH   DANIEL WARREN BAUGH   TYLER STEVEN BAUGHER   FRANKLIN A BAUGHMAN   TYLER A BAUGHMAN   BELLE R BAUGUS   JODY W BAUGUS   TRENTON BAUGUS   JOHN ROCKY BAUM   ADAM C BAUMANN
RACHAEL L BAUMANN   SARA J BAUMANN   FRANK L BAUMGARDNER   ANTHONY C BAUMGARTNER   BRENDAN J BAUMGARTNER   DANIEL C BAUMGARTNER   RICHARD MATTHEW BAUREIS   TIMOTHY J BAUSMITH   ABELINO BAUTISTA
ARMANDO BAUTISTA   DANIEL ROBLES BAUTISTA   JOHNNY BAUTISTA   JUAN CABRERA BAUTISTA   MOISES BAUTISTA   RODRIGO QUIROZ BAUTISTA   DEVIN K BAXLEY   ROBERT S BAXLEY JR   SCOTT A BAXLEY   DARIUS BAXTER
DAVID ERIC BAXTER   GERALD R BAXTER   MATTHEW BAXTER   ROBERT GRAY BAXTER   STEPHANIE RENEE BAXTER   TONIA J BAXTER   CHRISTIAN BAYLES   WALTER C BAYLIS   ANDREW BAYLISS   ANTONIO BAYLON   YANKUBA BAYO
JODIE L BAZEMORE   CASEY MOZINGO BAZEN   DANIEL WALKUP BAZEN   JOHN D BAZEN   KEVIN FIELDS BAZEN   CONNOR THOMAS BAZHAW   JOHNNY R BAZZELL II   LOUIS BAZZLE JR   ADAM L BEACH   BOSTON D BEACH   CRAIG W BEACH
PHILLIP A BEACH   TY A BEACH   BRIAN L BEACHY   AMMON BEAGLEY   JESSE LEE BEAL   STEPHEN BEALE   LARRY D BEALS   MACRESZZ L BEAMON   RAY GORDON BEAMON JR   DEVIN J BEAN   ELIZABETH A BEAN   LORETTA J BEAN
SONYA Y BEAN   TIMOTHY BEAN   WILLIAM J BEAN   WILLIAM J BEAN   YANCY W BEAN   JACKSON DRAKE NICOLAS BEANE   BRANDON BEAN-ROBERTS   FREDERIC C BEAR   THOMAS R BEAR   BENNETT ASHER BEARD   CHAD BEARD
DANNY R BEARD   JEREMY R BEARD   MACK ARTHUR BEARD III   SAMUEL T BEARD   SEAN M BEARD   THOMAS STEPHEN BEARD   BENJAMIN DAVID BEARDEN   GINA MICHELLE BEARDEN   JEFFREY A BEARDEN   JOSEPH BEARDEN
JASON GILL BEASLEY   NICHOLAS SCOTT BEASLEY   SHANE A BEASLEY   STEVE L BEASLEY   THOMAS ALEXANDER BEASLEY JR   JONATHAN BEATH   BRITTNEY DANIELLE BEATTIE   BRIAN KEITH BEATY   VICKEY LEE BEATY
NICHOLAS BEAUCHAMP   TRAVIS L BEAUDETTE   DENIS BEAULIEU   ELIJAH STEPHON BEAULIEU   FRANCOIS BEAULIEU   KIMBERLY BEAULIEU   JEFFREY D BEAUMONT   CHRISTOPHER BEAUPARLANT   MICHEL BEAUPARLANT
SHAWN A BEAUPRE   DEREK EUGENE BEAUSOLEIL   BRIAN SCOTT BEAVERS   JON W BEAVERS   KEVIN M BEAVERS   LARRY L BEAVERS   LUCAS WADE BEAVERS   MALIA NOELLE BEAVERSON   CARLA BEBOUT   DALTON BRYANT BECHTEL
JANET S BECHTEL   MATTHEW BECHTOL   LAWRENCE J BECIGNEUL JR   ALEXANDRIA MARIA BECK   ALLAN BECK   BRIAN AVERY BECK   BRIAN S BECK   CHRISTINA M BECK   GILLEM JONCOLT BECK   JAMES W BECK   JEFFERY W BECK
JENNIFER L BECK   JONATHAN BECK   TAYLOR R BECK   GRANT H BECKER   KADEN BECKER   MATTHEW D BECKER   RACHEL A BECKER   ROBERT S BECKER   RYAN BECKER   BRANTLEY T BECKHAM   DYLAN J BECKLEY   EMMA K BECKMAN
JONATHAN EUGENE BECKMAN   NICHOLAS E BECKMAN   KEVIN R BECKMANN   ANDREW NICHOLAS BECKSTEAD   JAMES DARRELL BECKSTEAD   MATTHEW DYLON BECKUM   CHRISTOPHER D BECKWITH   LORNA A BECKWITH
ANITRA BECNEL   KEVIN BECNEL   JAY L BEDDINGFIELD   CHRISTOPHER J BEDELL   KEVIN BEDELL   ROBIN BEDNAREK   NATALIE ANN-MARIE BEDNEY   ANTONIO BEDOLLA   MARCOS A BEDOLLA   RAMON BEDOLLA   ROBERTO BEDOLLA
ROBERTO CEBALLOS BEDOLLA   RICKY BEDORE   LARRY A BEDWELL JR   JASON BEEBE   DERRICK D BEECHAM   TREVOR IVAN BEECHER   TISHA BEECHING   BRADLEY J BEED   EMILY ANN BEED   BENJAMIN BEEKMAN
MICHAEL DAVID BEEMSTERBOER   RODNEY A BEER   NATHAN J BEERBOWER   ANDREW BEERMAN   ASHLEY E BEERS   JUSTIN L BEERS   THOMAS BEERS   TREVOR J BEERS   CHRISTOPHER M BEGAY   RAYMOND BEGAY   RYAN AARON BEGAY
TUHMOHNE NUMKENA BEGAY BRYAN   ANDREW MICHAEL BEGGS   JOSEPH M BEHIL   DAVID J BEHILO   TINA R BEHLE   LESTER BEHM   NATHAN BEHM   ADAM L E BEHMER   BAILEY JO BEHMER   NATHANIEL W BEHNKIE   ALLEN C BEHR
DAVID J BEHRENDT   KATHERINE BEHRENDT   MARK N BEHRENS   MATTHEW J BEHRENS   STEVEN T BEHRMAN   WILET BEHRUE   CHRISTOPHER J BEIL   ROSANNE MARIE BEINLEIN   KERRI SHANNON BEIRNE   HENRY J BEISHLINE
KEVIN J BEISHLINE   ROBERT LEE BEISHLINE   HEATHER BEISHUIZEN   DIANNE E BELAMARICH   HERMAN BELANGIA   MATTHEW HARRISON BELCHER   MICHAEL B BELCHER   CHARLES C BELEKIS   GREGORY A BELEKIS   BRETT E BELEW
CLAYTON J BELEW   CODY L BELEW   COLTON GREGORY BELEW   JENNIFER L BELEW   BRYAN BELFORD   JUSTIN LEE BELISLE   VINCENT GENE BELISLE   ANTHONY KYLE BELK   AARON CRAIG BELL   ALLEN DOUGLAS BELL   ALLEN KYLE BELL
ANTHONY CLYDE BELL   BRIAN J BELL   BRIAN K BELL   BRICE A BELL   CELESTE BELL   CHRISTOPHER GERMAINE BELL   CHRISTOPHER JOHN BELL   CLINT A BELL   CLINT D BELL   DAVID L BELL   DAWSON LEE BELL   DUSTIN BELL
JACOB BELL   JAMES MATTHEW BELL   JASON G BELL   JASON HENRY BELL   JASON K BELL   JASON O BELL   JEANNIE MARIE BELL   JERRY BELL   JERRY LAYNE BELL   JOSHUA A BELL   JUSTIN WILLIAM BELL   MICHAEL BRENT BELL
NATHAN R BELL   ORLANDO BELL   PATRICK LEFLOYD BELL   PHILLIP D BELL   SAMUEL G BELL   STEVEN BELL   TAMELA L BELL   TILER DAMEON BELL   WILLIE BELL   JACQUELINE M BELLAH   AMY BELLAMY   JUSTIN ALEXANDER BELLAMY
LORRIE J BELLAR   JOSEPH J BELLEMORE   EDYTH F BELLES   PATRICK ERWIN BELLINGER   BRIAN GENE BELLINO   JUSTIN WALKER BELLOMY   MARK A BELLOMY   RYAN WESLEY BELLVILLE   OMAR BELMONTE   DANNY KEE BELONE
DEREK BELSHAM   ANDREW A BELSVIK   BRANDON T BELT   BUSTER BELT   DYLAN BELT   KEVIN DEWAYNE BELTON   ALEJANDRO BELTRAN   ELIAS ALVAREZ BELTRAN   GLADYS RAMIREZ BELTRAN   JOSE BELTRAN   MA ZAMARRON BELTRAN
ADAM R BELTZ   EMILY R BELTZ   JOSHUA D BELTZ   NATHAN A BELTZ   MATTHEW SCOTT BELUE   JOANN BEMENT   ANDREW WILLIAM BENARD   ALVIS BENAVIDES   JIMMY A BENCK   JASON N BENDA   RENE ANDRE BENDA   TODD D BENDA
DAVID J BENDER   KEITH WILLIAM BENDER   SEAN MARTIN BENDER   SHANNON J BENDER   JOHN BENEDEK   CESAR EFRAIN BENEDIT LOPEZ   SHAUN E BENEFIEL   DARDEN R BENEFIELD   DAVID BENEFIELD   STEVE B BENFIELD
GREGORY A BENGE   BRADFORD BENHAM IV   CAMERON BENHAM   DAVON JAYCE-CRUZ BENHAM   DEREK GLENN BENHAM   MARIA ADELA G BENHAM   DONNA BENIGNI   EDWARDO BENITEZ   MARCELA MALDONADO BENITEZ
OMAR A BENITEZ-CABRERA   CLAY R BENJAMIN   DAVID L BENJAMIN JR   JAMIE TOMEKO BENJAMIN   NATHANIEL BENJAMIN SR   NICHOLAS BENJAMIN   JEFFREY NEAL BENKEN   AARON M BENNE   CORY R BENNER   JOHN M BENNER
ARANDO SHIRELL BENNETT   AVEREEN C BENNETT   CHAD AUSTIN BENNETT   CHRIS BENNETT   CHRISTAIN HENRY BENNETT   CHRISTOPHER B BENNETT   DARRIN TAQUAWN BENNETT   GREG BENNETT   JACOB BENNETT
JAMIE GENISE BENNETT   JEFERSON REINIERY BENNETT   JEREMY W BENNETT   JOHN L BENNETT JR   JOSHUA T BENNETT   KATIE L BENNETT   KIMBERLY ILENE BENNETT   MATTHEW MARK BENNETT   MICHAEL BENNETT
MICHAEL L BENNETT   MICHAEL R BENNETT   MICHAEL THOMAS BENNETT   RALPH TYCEN BENNETT   REGGIE GERMAINE BENNETT   SHANE D BENNETT   SHARRON L BENNETT   STEVEN S BENNETT   TRISTAIN HENRY BENNETT
NICHOLAS TROY BENNIGAN   ROBERT BENNING   DIANA BENNINGTON   JOSEPH M BENO   JAMES M BENOIT   PAUL BENOIT   PAUL BENOIT   NICHOLAS BRANDON BENSCOTER   ANDREW R BENSON   CHARLES JAMES BENSON
CHARLES L BENSON   CHRISTINE E BENSON   DARRELL J BENSON   ERIC R BENSON   KALEB KENNETH JERRY BENSON   MALIK KEY-SHAWN BENSON   NICHOLAS GRANT BENSON   PETER E BENSON   TYLER J BENSON   ZACKERY CHASE BENSON
MICHAEL MATTHEW BENT   AMBER NICHOLE BENTLEY   CHANTELL BENTLEY   CHRISTOPHER W BENTLEY   JEFF B BENTLEY   JOHN BENTLEY   MATTHEW A BENTLEY   MEDLEY KAMUTA BENTLEY   STEVE L BENTLEY   JUMAL RECEVOUS BENTON
MATTHEW R BENTON   RAHMEKE BENTON   MICHELLE C BENTZ   COREY BENWELL   DEL BENZENHAFER   JAMES BERARD   MICHAEL BERARD   CLAYTON W BERBAUM   CODY W BERBAUM   DANIEL J BERCHIELLI   PHILLIP MICHAEL BERCOT
BRIAN L BEREZNAK   DUSTIN BERG   JENNIFER BERG   LORI ANNETTE BERG   RICK BERG   CHRIS J BERGBOWER   DAVID J BERGER   JOHNATHAN BERGERON   ZACHARY BERGERON   JEFFREY ROBERT BERGHOFF   IAN P BERGQUIST
DEBI A BERGSMA   ERNESTO BERLANGA   NIELS RUNYON BERLEMANN   FRANCISCO BERNABE   ADAN BERNAL   ALLEN ANGEL BERNAL   BENITO A BERNAL   RICHARD P BERNAL   SERGIO ALONZO BERNAL BETANCOURT
RICARDO L BERNARDES   WILFREDO J BERNARDINI   JAMES ROBERT BERNARDO   ALEXANDER J BERNAUER   THOMAS J BERNDSEN   RYAN A BERNHARD   TAMMY LEE BERNHARDT   JOHN A BERNIER   TYLER EUGENE BERNINGER
JOHN BERNS   AUSTIN LEVI BERRETT   DUSTIN D BERRETT   KRISTINE BERRETT   ROBERT W BERRETT   ERIN M BERREY   ANGEL L BERRIOS   RONNY BERRIOS VANEGAS   AMANDA L BERRY   BEVAN M BERRY   CHRISTOPHER MAURICE BERRY
DERON JOEL BERRY   ELIZABETH BERRY   ERIC A BERRY   GERALD B BERRY SR   JACOB RYAN BERRY   JAMES ROBERT BERRY   JOHN LUCUS BERRY   JOSEPH CARLE BERRY   MICHAEL D BERRY   PETER R BERRY   THOMAS BERRY JR

TRACY L BERRY   TYREE DOUGLAS BERRY   VASHON BERRY   VINCENT S BERRY   TODD M BERRY ANN   LOUIS BERRYHILL   MICHAEL A BERRYHILL   KARL H BERSCHAUER   JEFFREY JOSEPH BERTHELOT   JACOB BERTHIAUME
RALPH BERTRAM   JONATAN PLACENCIA BERUMEN   KEVIN PLACENCIA BERUMEN   VICTOR PLACENCIA BERUMEN   ANGELA BESAW   TRACY L BESEKE   WESLEY ARRON BESHERSE   DONTAE R BESS   DYLAN C BESSETTE
ANGELA LYNN BESSMER   BECKY J BESSMER   JACOB D BESSMER   MANDY J BESSMER   ALLISON M BEST   JAMES L BEST   JASON BEST   JOSEPH A BEST   STEPHEN L BEST   ALEJANDRO G BETANCOURT   MARIA JOSE VELAZQUEZ BETANCOURT
NATOSHA FAYE BETANCUR   ROSALIO B BETANCUR   CHRISTOPHER A BETAR   JEFFERY BETHEA   AYLON BETHEL   ALAN HUNTER BETHUNE   SHARON J BETHUNE   DIAN S BETKOWSKI   TONY JOE BETTIN   CHARLES BETTS
CHRISTIAN DOUGLAS BETTS   BLAZE MCCAFFREY BETZ   DREW ZACHARY BETZ   GREGORY M BETZ   KYLER L BETZ   LARRY E BETZ   STEVEN J BETZ   STEVEN JOHN FREDERICK BETZ   JAKE J BETZEN   BRYON E BEUTLER
SHARA LANAY BEVAN   JOSEPH DONALD BEVEL   JOSEPH E BEVEL   EDWARD JAMES BEVENOUR SR   DEVON A BEVIS   TREVOR A BEVIS   WILLIAM D BEVIS   GARY W BEWLEY   JAH ALI BEY   RASHAAD BEYAH   JACOB WESLEY BEYER
MICHAEL A BEYER   VANESSA S BEYER   GEORGE R BEYERSDOFER   BENJAMIN SCOTT BEYERSDORF   DANIEL BEZLISYUK   DIVYESH A BHAGAT   RAJESH H BHAGNARI   SHANKARLAL BHAGWANSAHAY KUMAVAT   SUDARSHAN M BHALERAO
ABHISHEK BHANSALI   SHRUTI BHARGAV PEDNEKAR   HRUSHIKESH BHASKAR NIKAM   RUMAN BHATI   RUSHIKESH BHATKAR   LOUISE SITA BHAVNANI   POOJA BHILWADKAR   DAVEN BHOGAL   MARJA BIALACH   EUGENE BIALEK
JOHN T BIANCULLI   LEESA LEE BIANCULLI   MARK C BIANCULLI   MORGAN LEIGH BIAR   MATTHEW S BIBBENS   RONILO B BIBIT   CLAYTON BIBLE   JARED JOHN BIBLE   PATRICK BICHEL   MATTHEW BICHON   JOHNATHAN M BICKEL
JESSICA RUBY BICKHAM   VIVIAN BIDAH   JAMES RAY BIDDIX   CHRISTOPHER S BIDDLE   HAROLD R BIDDLE   WILL JOSEPH BIDDLE   DAMION CRUZ BIDLACK   MATTHEW E BIDLACK   DIANA BIDZIOS   JOEL J BIERMAN   EMANUEL L BIFFLE
DAWN MICHELLE BIGBEE   CHANCEY GREGORY ALLEN BIGGERS   ZACHARY ALEXANDER BIGGERS   RICHARD ALLEN BIGGS   JORGE N BIGUEUR   AUSTIN M BIHN   JOHN BILBERRY   DONALD BILBY   JUSTIN EDWARD BILDERBACK
DEREK C BILEEN   ROBERT T BILGER   GANESH BILLA   RAKESH BILLA   VINAYAK BILLA   JOSEPH MARK BILLEC   BRYON KEITH BILLINGS   EMMYLOU BILLINGS   GEORGE C BILLINGS   SUZANNE RENEE BILLINGS   TAYLOR A BILLINGS
ADAM MCKENLEY BILLIOT   TERESA BILLS   DALE R BILLSBOROUGH   JUSTIN BINDER   BRANNON CODEY BINGHAM   BRETT V BINGHAM   DEWAYNE BINGHAM   GARRICK GREGG BINGHAM   WALTER E BINGHAM   DONALD O BINGMAN
DAWNA L BINION   HEATHER BINKLEY   RYAN MICHAEL BINNEY   TEVON BIRBAL   BRADLEY DEAN BIRCH   BRIAN D BIRCH   SONYA N BIRCH   ANTHONY ANDREW BIRD   JACKIE BIRD   SEAN JOSEPH BIRD   THOMAS WAYNE BIRD
CHRISTOPHER LEE BIRDNO   DUSTIN M BIRDSALL   DANIEL JERARD BIRDWELL   SUE R BIRDWELL   WILLIAM TODD BIRDWELL   ALISON BIRKEDAHL ESPARZA   BEAU J BIRKENHOLTZ   BRYAN K BIRKES   JAMES NICHOLAS BIRKETT
PAUL BIRKETT   GREG BIRLEY   CHRISTOPHER BIRLEY-GUILLEMETTE   BRIAN C BIRR   SHANE R BIRR   RYAN M BISAILLON   PHILLIP E BISCHOF   CLAUDE BISE   BO G BISHOP   BRIAN BISHOP   CARRIE BISHOP   CHANDLER BISHOP
CHARLES ANTHONY BISHOP   CODY ALLEN BISHOP   GABRIEL BISHOP   GARRETT BISHOP   JARED LEE BISHOP   JASON C BISHOP   JOHN R BISHOP   LEONARD BISHOP   MISTY A BISHOP   RICHARD C BISHOP III   STEVEN D BISHOP IV
WENDI M BISHOP   ZACHARY WAYNE BISHOP   BEN BARTHOLOMEW BISNETT   REID C BISSELL   BLAIR BISSETT III   DARRIAN BISSON   ROBERT BISSON   CHRISTINA BISTREK   COURTNEY NICOLE BISTREK   BRANDON BITTNER
NATHAN R BITTON   MICHAEL D BITZKY   ADAM D BIVENS   MARK A BIVENS   ANTONIO BIVINS   JASON L BIZZLE   DAVID ROBERT BJORK   JONATHAN BJORNSON   ANDREW JAMES BLACK   ANDREW M BLACK   AUSTIN T BLACK
CASEY J BLACK   COLTON ZEKE BLACK   JEREMY A BLACK   LEONARD E BLACK   MARIO L BLACK   RONALD KEITH BLACK   TOIWARN CORNELL BLACK   TREVOR W BLACK   WILLIAM WAYNE BLACK   BOBBY E BLACKBURN
DEREK DIJUAN BLACKBURN   GARY R BLACKBURN   HUNTER BLAINE BLACKBURN   J MICAH BLACKBURN   JORDEN TANNER BLACKBURN   SUSAN BLACKBURN   DILLON R BLACKBURN-JONES   AUSTIN LEVI BLACKMAN
CHARLES JOHN BLACKMAN   DANIEL L BLACKMAN   MICHAEL RAY BLACKMAN   ROBERT C BLACKMAN   STACY L BLACKMAN   CHERYL L BLACKMARR   BROOKS WESLEY BLACKMER   CHADLER BLACKMON   ERIC S BLACKMON
SAMUEL R BLACKMON   TRENT MICHAEL BLACKSHARE   DUSTIN BLACKSTOCK   JOSEPH DEAN BLACKSTONE   SETH CHRISTIAN BLACKSTONE   BRANDON SHANE BLACKWELL   BRYAN BLACKWELL   GLENN J BLACKWELL
GREGORY S BLACKWELL   JARIUS D BLACKWELL   RICKY BLACKWELL JR   SCOTTY DEWAYNE BLACKWELL   THOMAS BLACKWELL   TRAVIS L BLACKWELL   DARREN BLACKWOOD   HUNTER DALE BLACKWOOD   MICHAEL LEE BLACKWOOD
VAN STEPHEN BLACKWOOD   SEAN BLAGDON   ANDREW KEITH BLAIR   CHRISTOPHER LAFEY BLAIR   JUSTIN T BLAIR   KYLE BLAIR   RILEY MARSHALL BLAIR   JON C BLAISDELL   SONNY D BLAISDELL   TYSON D BLAISDELL
ZACKARY K BLAISDELL   DANIEL EDWARD BLAKE   JEFFREY R BLAKE   JOHN JOSEPH BLAKE   MITCHELL JOHN BLAKE   MITCHELL JOHN BLAKE   NICHOLAS BLAKE   RICHARD T BLAKE   JACKSON HARRIS BLAKELEY   ANGELA SUE BLAKELY
CHRISTOPHER M BLAKELY   JOHN H BLAKELY   RONALD JASON BLAKELY   DARRELL E BLAKEMORE   SHAWN BLAKENEY   DOUGLAS S BLAKER   TIMOTHY PHILLIP BLAKESLEE   RODNEY L BLALOCK   ROGER D BLALOCK   JAIDEN S BLAMEY
AALIYAH KYLA BLANCHARD   JESSE BLANCHARD   KELLI BLANCHARD   EMILY BLANCHETTE   LUKE ALAN BLANCHETTE   ENRIQUE BLANCO   ERASTO MANUEL BLANCO   ERIC M BLANCO   FRANK J BLANCO   MICHAEL BLANCO
CADEN DANIEL BLAND   CONNER BLAND   MICHAEL BLAND   SHERI LOUISE BLAND   TYLER BLAND   WALTER L BLAND   WILLIAM DOUGLAS BLAND   JESSE BLANE   RON BLANE   CARR E BLANKENSHIP   CHRIS LEE BLANKENSHIP
JASON D BLANKENSHIP   RAPHAEL L BLANKENSHIP   SAMMY L BLANKENSHIP   SCOTT ALAN BLANKENSHIP JR   SHANNON S BLANKENSHIP   KENNETH A BLANKINSHIP   STEPHEN JOSEPH BLANKLEY   ERIC BLANSCETT   JAMES T BLANSIT
JAYDEN HENDERSON BLANSIT   JACKSON L BLANTON   JAMES SAMUEL BLANTON   MATTHEW THOMAS BLANTON   DENNIS J BLASZKOWSKI   HORACE BLATON   DILLON BLATTER   TODD A BLAUVELT   JUSTIN BLAYDES   MARONEE K BLAYER
BRIAN WILLIAM BLAYLOCK   TIMOTHY S BLAYLOCK   PABLO DAVID BLEACHER   JOSEPH RONALD BLECHSCHMIDT   BRETT BLEDSOE   JAMES MICHAEL BLEDSOE   MADISON BLEDSOE   STEVEN BLEDSOE   WALTER N BLEJDE
KERNEIL BLENMAN   CODY BLESSING   CARTER WILLIAM BLEVINS   COLTON LANE BLEVINS   ETHAN CRAIG BLEVINS   JODY B BLEVINS   MARC BLEVINS   MATTHEW J BLEVINS   TRAVIS DALTON BLEWER   NATHAN ROSS BLICKENSDERFER
JUSTIN E BLISS   PAUL ANDREW BLISS   TIMMILEE BLISTAN   MATTHEW BLITCH   THOMAS A BLITCH   JADE DALTON BLOCKER   SCOTT W BLOMQUIST   JERRY L BLONDELL   JEREMY M BLOOM   MICHELLE LYNN LYNN BLOOMER FREEMAN
JAMES W BLOSKIS   JOHNATHON SCOTT BLOSSER   RYAN J BLOSSER   ADAM W BLOTTER   DAVID LEE BLOUNT   RUSSELL W BLOUNT   BRYAR BLUE   CHRIS EUGENE BLUE   TERRELL D BLUE   TOMMY JASON BLUE   LYONEL BLUEEYES
ERIC D BLUM   MATTHEW L BLUME   ISAIAH KEITH BLUMENSHINE   DEAUNTIA EMARIO BLUNT   JORDAN M BLUNT   ZACHARY WAYNE BLUST   JASON E BLYSTONE   DOMINICK REESE BLYTHE   JESSIE MICHAEL T BLYTHE   DAVIS BOADI
AARON MICHAEL BOARD   EZEKIEL DICKENS BOARD   TODD B BOATMAN   BILLY A BOATWRIGHT   LEONARD LUCAS BOATWRIGHT   TOVONNIA BOATWRIGHT   IAN KRISTOPHER BOAZ   TANIA BOBBI   DONALD G BOBENMOYER
CHERYL A BOCCIA   JARED P BOCHENEK   LAVERNE MITCHELL BOCHETTE   ANTONI BOCHNIAK   KRISTINE NICHOLE BOCK   NICKOLAS DARLING BOCK   TYLER J BOCK   DONALD P BOCKELMAN   CRYSTAL BOCUS   WAYNE BODDEN
EXAVIAN BODIFORD   KATIE BODILY   JEFFREY A BODNAR   PATRICK ALLEN BODWELL   PAUL ALAN BOEHME   QUINN BOEHME   GARRETT KENNARD BOELTER   ROSS A BOELTER   CAMERON BOERBOOM   TYLER K BOERSCHIG
DENISE B BOERST   BRITTANY N BOFENKAMP   J B BOGA   SCOTT J BOGAN   TROY S BOGAN   BRIAN S BOGER   ROBERT E BOGER   SHAWN M BOGGS   BRIAN H BOGH   KURT A BOGNER   ROLAND J BOGUSZEWSKI   MICHAEL SPENCER BOHANNAN
CHRISTOPHER THOMAS BOHANNON   SHANE M BOHATY   BRIAN G BOHN   KHAI BOI   JESSE BOILEAU   JONATHAN BOILEAU   ALAIN BOILY   CARL BOISSONNEAULT   MICHAEL BOIVIN   FRANCISCO BOJORQUEZ   RAYLENE MARIE BOKATH
JUSTIN SCOTT BOKEL   JOSEPH H BOLAM JR   TYLER H BOLAN   RICARDO BOLANOS   SHEILA FABIOLA BOLANOS   BLAKE BOLAR   DANDRELLE MARVEZ BOLDEN   JEREMY RAY BOLDEN   KATRINA BOLDEN   KEVIN LYNN BOLDEN
BRANDON AUGUST BOLDT   KARL BOLDUC   MAXIME BOLDUC   JONATHAN BOLE   KEN MCNEIL BOLES JR   ANDREW BOLIN   CHARLES WESLEY BOLIN   ERIK JON BOLIN   JOSHUA BOLIN   MICHAEL CASEY BOLIN   SONNY L BOLIN
BO A BOLINSKY   LUIS G BOLIVAR   TIM BOLL   JOHN WILLIAM BOLLICH   ROGER W BOLLS   DOUGLAS BOLLUYT   DAVID E BOLT   BRANDON JOSHUA BOLTE   BOBBY J BOLTON   CHRISTOPHER BOLTON   GARY L BOLTON
JORDAN KENT BOLTON   RODNEY LANE BOLTON   CLEBER BOLZON   STREAMER L BOMAN   JAMES C BOMAR   JACOB THOMAS BOMKAMP   BRYCE ROBERT BONANNO   CHRISTOPHER BRADLEY BONAR   WILLIAM A BONCZYNSKI
BENJAMIN K BOND   HANNAH ELIZABETH BOND   JOSEPH RICHARD BOND   STEPHEN A BOND   TERRY EDWIN BOND   ERIC R BONDS   KYLEE CHRISTINE BONDS   LARENCE BONDS   JORDAN R BONERTZ   PAUL J BONERTZ
MARTIN ZACHARY BONETTE   CAMERON L BONHAM   DYLAN JOHNATHAN BONIFIELD   ISAI NATANAEL BONILLA   JOVON T BONNEAU   JAMES L BONNER   KELVIN A BONNER   MARK J BONNER   TWUN O BONNER   BRANDON BONNETT
CHERYL L BONNGARD   LUCAS BONNOITT   MELISSA BONNOITT   RICHARD B BONNOITT   ANTHONY A BONOMO   JOSHUA ALLEN BONOMO   JAMES R BONTE   MINDY A BONTRAGER   LESLIE P BONVILLAIN   DEORAJ BOOCHOON
NICK BOODOO   RICHARD BOODRAM   FREDRIC DALE BOOE III   ROBERT CURTIS BOOE   SARAH ANN BOOE   ASHLEY N BOOKER   BRUCE L BOOKER   DARYL AARON BOOKER   JASON JERMAL BOOKER   KEISHA D BOOKER
MAEGAN BRYNN BOOKER   TRINITY LORRAINE BOOKER   CHARLES A BOONE   ERIC MARSHALL BOONE   JASON LAVON BOONE   JOHN CALEB BOONE   REBECCA ANN BOONE   MANIKANDAN BOOPATHI   ANTHONY BOOTH   BRANDON BOOTH
ISABEL FLORES BOOTH   JESSICA A BOOTH   JOSHUA RYAN BOOTH   LORENZO E BOOTH   RUSSELL RONALD BOOTH   RYAN BOOTH   TONY S BOOTH   JOHN A BOOTHE   JAMES M BOOTS   JATINDER BOPARAI   JOSHUA DAVID BOPES
JOSHUA S BOPKO   JOHN M BORANIAN   JONATHAN BORBA   THOMAS H BORCHELT   JORDON DOUGLAS BORCHERDING HUBER   CHARLES J BORDEN   ANDREW RICHARD BORDERS   ELIZABETH BOREN   EMILIE J BORER   LESLIE J BORER
DANIEL K BORGER   DAVID M BORGER   BLAKE ANDREW BORGES   JORGE LUIS BORGHES   BRANDI M BORING   RACHEL LYNN BORMAN   JOSEPH A BORREGO   JOHAM EMANUEL BORRERO VELAZQUEZ   SHAWN BORSOS   FRED G BORT
FRED N BORT   KOLE GREGORY BORT   MARK BORTOLOTTO   JEFFREY A BORTON   BRIAN P BOS   STEVEN ROYLIN BOSCHULT   LONNIE D BOSHELL   PECE BOSILKOVSKI   KELVIN MAURICE BOSLEY JR   AUSTEN NATHANIEL BOSS
SHANNON J BOSSARD   CHRISTOPHER JON BOSSMAN   ABDUL QAUOM BOSTAN-ALI   TIM BOSTICK   DAVID BOSTOCK   DARREL BOSTON   FORREST W BOSTON JR   RAYMOND HENRY BOSTON   RONALD JUSTIN BOSTON   STEVEN E BOSTON
ADAM GILBERT BOSTWICK   JACK PATTERSON BOSWELL   KENNETH CRAIG BOSWELL   RANDY D BOSWELL   REBECCA S BOSWELL   DANNY LARENZO BOTT   ANTHONY A BOTTARO   JEFFREY D BOTTI   ROBERT BOTTOMS
SOURIPHAN BOUAPHASEUTH   MOUSSA BOUASSABA   JAMALEDDINE BOUAZIZ   DENNIS E BOUBIN   GARY D BOUBIN   CODY ALAN BOUCHER   ADAM BOUDREAU   ALLEN J BOUDREAU   GARY BOUDREAU   JAIME BOUDREAU
JAMES BOUDREAU   JAMES MICHAEL BOUDREAU   JEAN E BOUDREAU   MICHEL J BOUDREAU   PETER O BOUDREAU   STEVE P BOUDREAU   GREG BOUDREAUX   DAVID MICHAEL BOUGHER   RICKY J BOUGHTON   SABRENA LAURINE BOUKNIGHT
JOSHUA EUGENE BOULDS   DANIEL THOMAS BOULGER   ALEC BOULIANE   ANDREW ROBERT BOUNDS   DARYL B BOUNDS   CHRISTOPHER E BOURASSA   ROBERT M BOURASSA   LIAM BOURGEAU   BARRY BOURGEOIS   ELIZABETH S BOURLAND
BRIAN BOURQUE   NICOLAS BURTON BOUSQUET   RANDY A BOUTET   BRYAN BOUTILIER   CHRIS BOUTIN   PATRICK SHELDON BOUTON   JAMES ADAM BOUTWELL   BARBARA J BOUXSEIN   CARTER M BOVA   JAMIE BOVAIRD   ERICA L BOVEE
MICHAEL B BOVIN   ANDREW HOUSTON BOWDEN   JAMES EDWARD BOWDEN JR   KENNAN S BOWDEN   MARTY D BOWDEN   MONTY J BOWDEN   RYAN A BOWDEN   DEVIN LOUIS BOWDREN   KEVIN BOWE   ANDREW BOWEN
JOSHUA BOWEN   KIA BOWEN   KIMBERLY KAY BOWEN   SEAN BOWEN   TRAVIS BOWEN   JAMOL D BOWENS   KEENAN ANTHONY BOWER   DOTY J BOWERS   ERIC MARTIN BOWERS   JUSTIN D BOWERS   KYLE LEE BOWERS
MELANIE RENET' BOWERS   ROBERT R BOWERS   ROGER D BOWERS   JAMES JOSEPH BOWERSOCK   CHRISTOPHER BOWES   JEREMIAH MARQUEZ BOWICK   HUNTER JOSEPH BOWIE   ANNA DENISE BOWLES   LANCE C BOWLES
TATE LOWE BOWLES   JAMES P BOWLIN   ADAM C BOWLING   BRIAN A BOWLING   DEWEY J BOWLING   JOHN D BOWLING   AARON BOWMAN   BRADD A BOWMAN   GEORGE B BOWMAN   GEORGE BLAKE BOWMAN   JAMES BOWMAN
JAMES C BOWMAN   JEFF BOWMAN   JOSEPH E BOWMAN   MAXON CURRY BOWMAN   PATRICK K BOWMAN   RODNEY DAVID BOWMAN   RYAN TODD BOWMAN   SCOTT A BOWMAN   SHANNON D BOWMAN   STEVEN H BOWMAN
TERRY D BOWMAN   TRISTAN BOWMAN   KAROL ANN FRANCES BOWMAN TUKE   JAMES A BOWN   ETHAN G BOWSER   CARI L BOX   DEVONA CAROL BOX   JEFFREY DANIEL BOX   SAMUEL E BOX   DEAN BOXALL   JENNIFER BOYCE
MELISSA BOYCE   SCOTT E BOYCE   AARON BOYD   ALANDIS E BOYD   ALEXANDER B BOYD   BARRY BOYD   BLAKE ALAN BOYD   BO A BOYD   BOBBY C BOYD   BRIAN ONEIL BOYD   CADE RICHARDSON BOYD   CRAIG D BOYD
DAVID S BOYD III   DENNIS M BOYD   GREGORY PAUL BOYD   IAN B BOYD   JEFFREY DEAN BOYD   JESSICA BOYD   KEVIN BOYD   MARK A BOYD   MAURICE BOYD JR   MELISSA S BOYD   NATHANIEL BOYD   PATRICIA M BOYD   ROBERT B BOYD
TERRY L BOYD   TORRELL OMORO BOYD   TRENTON ANTHONY BOYD   TROY LEON BOYD   WILLIAM J BOYD   BETH ANN BOYER   JAMES ALLAN BOYER   JEREMY MICHAEL BOYER   KEITH ORLANDO BOYICE II   GRAYSON LEE BOYINGTON
MICHAEL BOYKIN   KATHRYN BOYLES   PHILLIP RYAN BOYLES   WILLIAM LEE JOSEPH BOYLES   JACOB D BOZARTH   JOSHUA ALAN BOZARTH   ANNMARIE BOZEK   CHRISTOPHER A BOZEK   LOGAN MITCHELL BRAATEN   DALE BRABBLE
TRINA A BRABEC   BRIANNE LEIGH BRACCO   ALLEN G BRACEY   DEBORAH K BRACK   WILLIAM H BRACK   ALICIA YVETTE BRACKEN   DOMINIC L BRACKENS   MITCHELL ALLEN BRACKETT   GRAYDON MATTHEW BRADBURY
MICHAEL H BRADBURY   SHELTON H BRADBURY   CODY BRADD   RYAN J BRADDOCK   CHRISTOPHER B BRADDY   DARRELL BRADEN JR   JEFFREY RAY BRADEN   ROBERT P BRADEN JR   RYAN CONRAD BRADFIELD   ADAM BRADFORD
DARA MCKAY BRADFORD   EUGENE N BRADFORD   JASON A BRADFORD   JONATHAN JACOB BRADFORD   JOSEPH ANDREW BRADFORD   LANDON JARED BRADFORD   LOTTIE BRADFORD   ZACKARY STERLING BRADFORD   JOSHUA P BRADING
CHAD RAY BRADLEY   JAMES H BRADLEY   JAMES S BRADLEY   MATTHEW CLAY BRADLEY   NATHANIEL SHAWN BRADLEY   OLIVIA JASMINE BRADLEY   PAUL ELY BRADLEY   TROY D BRADLEY   ZACHARY TYLER BRADLEY   EILEEN P BRADNER
JOSHUA P BRADOC   JOSHUA ONEIL BRADSHAW   LAURA M BRADSHAW   MARIA SUZANNA BRADSHAW   MATTHEW T BRADSHAW   RODNEY W BRADSHAW   LELAND A BRADWELL JR   BILL VAN BRADY   BRETT E BRADY   FRED STEVEN BRADY
JIMMY CLAY BRADY   JUSTIN TRAVIS BRADY   MICHAEL BRADY   NICHOLAS ROBERT BRADY   TRAVIS A BRADY   TERRY E BRAGG JR   JACOB PAUL BRAGWELL   ROBERT BRAID   JOFFERY LEBORIUS BRAILEY   DAUDA BRAIMAH
PHILIP J BRAIN   TREMAINE BYRON BRALEY   JESUS GARCIA BRAMBILA   RAMON RUBIO BRAMBILA   CHAD M BRAMER   JACOB ALAN BRAMER   JIMMY B BRAMLETT   KODEY BRAMLETT   MATTHEW A BRANAM   JAMES D BRANCH
JOHN R BRANCH   KELLY G BRANCH   ELAINE ESTHER BRAND   LANDON P BRAND   NICHOLAS RYAN BRAND   PAUL BRAND   RONALD V BRAND   GREGORY J BRANDL   TRICIA A BRANDL   AARON TYLER BRANDON   DONNA J BRANDON
ERICA L BRANDON   JOHN W BRANDON   JORDAN BRANDON   JUSTIN M BRANDON   CLINTON DOUGLAS BRANDT   DAVID BRANDT   JASON C BRANDT   JERRY W BRANDT   SARA C BRANDT   TIMOTHY BRANDT   CORTNEY BRANHAM
JERROD BRANHAM   JESSE ELIAS BRANHAM   WILLIAM H BRANNOCK   HANNAH MARIE BRANNON   STEVEN NICK BRANNON   RYAN L BRANSON   STEVE A BRANSON   THOMAS M BRANT   DEBORAH LYNN BRANTLEY   JOSHUA BLAKE BRANTLEY
KIRK R BRANTLEY   RAYMOND E BRANTLEY   REGINALD ROZELL BRANTLEY   BRIAN ADAM BRANUM   MICHAEL R BRANZ   BALDEV BRAR   BRENDAN BRAR   RUSSELL BRAR   JOHN P BRASELL   TIFFANY L BRASELL   AUSTIN LEE BRASFIELD
HUNTER BLAKE BRASFIELD   LOGAN RAY BAILEY BRASHER   JACOB AARON BRASHIER   MANUEL BRASIL   HARRISON MONTGOMERY BRASSEUR   JEFFREY S BRASSEUR   AARON L BRASSFIELD   JEREMY BRASWELL   LINDA D BRASWELL
KEVIN R BRATCHER   SKYLAR M BRATHOL   MYRNA BRATHWAITE   WHITNEY NICOLE BRATTON   MICHAEL CHARLES BRATZ   CRYSTAL BRAUD   RICHARD O BRAUER   ERIC J BRAUN   GREGORY A BRAUN   JOSEPH C BRAUN JR   JUSTIN BRAUN
SIMON BRAUN   JARED J BRAVEBOY   BARTOLO BRAVO   JOSE VAZQUEZ BRAVO   MARIA DE LOURDES BRAVO   RYAN BRAWLEY   ANDREW FRANKLIN BRAWNER   EVAN M BRAWNER   LARRY R BRAWNER JR   SAMANTHA M BRAWNER
ANDREW BRAXTON   CHARLES O BRAXTON   MIKE W BRAXTON   ANTHONY JASON BRAY   BOBBY JOE BRAY   BRADLEY W BRAY   DESAREA SHERICE BRAY   JERRY BRAY   JESSE BRAY   NATHAN P BRAY   RICHARD AUGUSTUS BRAY
SAVANNAH R BRAY   SHANE EDWARD BRAY   JAMES PETER BRAYLEY   HUNTER DYLAN BRAZELL   CAMERAN MICHAEL BRAZIEL   JOSHUA MICHAEL BRAZIEL   ALLEN E BRAZIER II   PATRICK NEAL BRAZIER   JAMES PATRICK BRAZILL
BRIAN B BREACH   CALIN BREAHNA   MIGUEL BREAU   STEPHANE BREAU   BRAD BREAUD   JEFFREY S BREDEHOFT   AMY J BREDEMEYER   CARL W BREDEMEYER   DAVID WAYNE BREED   TERRY L BREEDEN   WILLIAM REED BREEDEN
MATTHEW BRANDON BREEDING   JOHN W BREEDS   LAUREN BRIDGET BREEDS   MICHELE L BREEN   DAVID A BREES   LORI BREES   ADEN A BREETZ   CHRISTOPHER A BREETZ   THOMAS BREITKREUTZ   DEVIN S BREIVA   CLAYBORN BRELAND
JOSEPH M BRELAND   NATHANIEL L BRELAND   MATTHEW BREMSETH   NATALYA BRENICH   CHRISTOPHER J BRENNAN   CRAIG SCOTT BRENNAN   DALTON MATTHEW BRENNAN   DANIEL BRENNAN   DANIEL E BRENNAN   WILLIAM BRENNAN
BLAKE STEVEN BRENNER   NICHOLAS WAYNE BRENNER   KALEB B BRENTS   CHRISTOPHER BRESTER   KURTIS BRETEY   PAUL B BRETSCHNEIDER   AUSTIN D BRETTSCHNEIDER   AVERY JAVONTA BREWER   BILL D BREWER
DAMIAN CORTEZ BREWER   GREG W BREWER   JAMES W BREWER   JARED KYLE BREWER   JEREMY BREWER   JEREMY BREWER   JONATHAN L BREWER   LARRY JAMES BREWER   MICHAEL R BREWER   NATHAN PRESTON BREWER
PHILLIP W BREWER   STEVEN KYLE BREWER   WILLIAM BREWER   CHRISTINA M BREWINGTON   SETH W BREWINGTON   MATTHEW BREYER   CHRISTOPHER LLOYD BREYFOGLE   DANIEL BREZEALE   ROBBY E BRICKLER   GAURAV BRID
ERIC BRIDEAU   JOHN MICHAEL BRIDGEFORTH   MALCOLM JAMAR BRIDGEFORTH   ANTHONY W BRIDGES   CLIFTON R BRIDGES   DAVID W BRIDGES   MARY B BRIDGES   MATTHEW C BRIDGES   MELANIE BRIDWELL GAVIDIA   ALEX R BRIEL
JEFFERY A BRIER   AARON DUSTIN BRIGGS   AMBER NICOLE BRIGGS   BODEAN N BRIGGS   BRIAN BRIGGS   CALEB JAMES BRIGGS   GREG BRIGGS   JOSEPH C BRIGGS   TODD E BRIGHAM   ZACHARY R BRIGHAM   DAPHNE A D BRIGHT
TIMOTHY LEE BRIGHT   STEVEN L BRIGHTWELL   JARED A BRIGNER   JAMES ADAM BRILEY   RONALD J BRILEY   SETH J BRILEY   DAVID G BRILL   LOGAN ALEXANDER BRIMMER   KITTY BRIN   BENJAMIN BRADLEY BRINK   CODY DALE BRINK
KLARK D BRINKERHOFF   KEITH A BRINKLEY   MICHAEL NEAL BRINKLEY   BILLY CLAYTON BRINSON   GERALD BRINSON   JORGE BRIONES   BRANDON JO BRISENO   ANDREW DANIEL BRISSON   DERREK S BRISTER   CHRIS BRISTOW
ROBERT L BRISTOW   GERALD L BRITO   JUAN FAUSTO BRITO   CASEY GLENN BRITT   GREGORY L BRITT   LORIN CARL BRITT   RYAN BRITT   STARLET J BRITT   AARON L BRITTAIN   BRYAN BRITTON   CHANCELOR MILES BRITTON
BRIAN C BRIZENDINE   ELIZABETH BRKIC   DAWSON LEE BROACH   JEREMY BROACH   JUSTIN B BROACH   JUSTIN TYLER BROACH   BILLY W BROAD   KENNETH EDWARD BROAD   PENNY S BROAD   BENJAMIN BRYAN BROADHEAD
FORREST M BROADHEAD   LARRY B BROADHEAD   MATTHEW N BROADHEAD   LARRY BROADNAX   JASON L BROADUS   RUSTY L BROADUS   TAYLOR J BROADUS   DONALD W BROADWATER   TIMOTHY W BROADWELL   KARLA BROCATO
CHADWICK J BROCK   CHRISTOPHER M BROCK   DONALD J BROCK   JAROD MICHAEL BROCK   JASON M BROCK   MARTHA BROCK   MISTY STRICKLAND BROCK   RICHARD FRANCIS BROCK   ROBERT M BROCK   STEPHEN RAY BROCK
TERRY JO BROCK   WALTER H BROCK IV   WAYMAN CECIL BROCK   ZACHARY DARRELL BROCK   EDRICK J BROCKINGTON   JOHN B BROCKMAN   PETER J BRODERICK   DEREK LEE BRODERS   KELLY JOE BRODIE   HEATH J BROEKEMEIER
MARLON W BROEKEMEIER   BRENDA MARIE BROEKHUIZEN   CHARLES G BROGAN   DONALD M BROGAN   ADAM ALEX BROGDEN   AUSTIN RYAN BROGDEN   KENNETH WAYNE BROGDON   KERI J BROGREN   RYAN M BROGREN
DANIEL L BROMLEY   JAMES BROMLEY   MICAH MACKENZIE BROMLEY   BRANDON BRONSON   RASHEEM JIMEKE BRONSON   KEVIN BROOK   JOSEPH K BROOKINS   ADAM W BROOKS   ALDIN BROOKS   BLAINE MANUEL BROOKS
BRANDON PAUL BROOKS   CALVIN L BROOKS   CHRISTOPHER A BROOKS   CHRISTOPHER LATHAN BROOKS   CHRISTOPHER SEAN BROOKS   DANE LAWRENCE BROOKS   DANIEL L BROOKS   DYLAN BROOKS   JACOB TODD BROOKS
JEFFREY D BROOKS II   JEREMY D BROOKS   JESSE M BROOKS   JOSHUA R BROOKS   KAILIB BROOKS   KATHLEEN LOUISE BROOKS   KELSEY ELIZABETH BROOKS   KERRY L BROOKS   KIM L BROOKS   LARRY D BROOKS   MARC BROOKS
MATT BROOKS   NATHAN ZANE BROOKS   PHILIP B BROOKS   ROBERT BROOKS   RONNIE L BROOKS   RYAN L BROOKS   SHAUN R BROOKS   TALESHA SHANE BROOKS   TANNER L BROOKS   TERRANCE RAY BROOKS   TODD S BROOKS
TROY A BROOKS III   TYLER E BROOKS   WILLIAM A BROOKS   CURTIS BROOM JR   HARRY CHARLES THADDAEUS BROOMALL   JEVYN JACOB BROSE   DEREK FABELA BROSS   BRANDON SHANE BROSSETT   JOSHUA CRAIG BROTHERS
RICKY R BROTHERS JR   BRUCE F BROTHERSEN   JEFFERY A BROUGH   RUSSELL A BROUGH   JAMES E BROUSSARD   SUSAN BROUSSARD   RODNEY G BROUSSEAU   RYAN ERIK BROUSSEAU   DAVONTYE M BROWDER   LEANDRE D BROWDER
DANIEL R BROWER   VINCENT P BROWER   ALAN L BROWN   ALEXANDER J BROWN   ALEXANDER M BROWN   ALEXIS HAMBY BROWN   ALICIA SERENE BROWN   ANTHONY C BROWN   ANTHONY L BROWN SR   ASHLIE M BROWN
AUSTIN MICHAEL BROWN   BENJAMIN M BROWN   BETH M BROWN   BRET L BROWN   BRIAN RAY BROWN   BRYAN M BROWN   CASEY ALLEN BROWN   CASSIDY BENSON BROWN   CATHY JO BROWN   CHAD DANIEL BROWN
CHARLIE BROWN   CHRISTOPHER BROWN   CHRISTOPHER A BROWN   CHRISTOPHER RILEY BROWN   CHRISTOPHER S BROWN   CHRISTOPHER T BROWN   CODY J BROWN   COLBY TRENT BROWN   CONOR LEROY BROWN   CORTNEY BROWN
CORY D BROWN   CRAVEN S BROWN   DANIEL E BROWN   DANNY BROWN   DAYTON DAK BROWN   DOMINIC A BROWN   DOUGLAS K BROWN   DUMES A BROWN   DUSTY RAY BROWN   DYLAN J BROWN   DYLAN MICHAEL BROWN
ELYSE RENEE BROWN   ERIC G BROWN   FREDERICK DEMETRIUS BROWN   GREGORY BROWN   GRETA O BROWN   HAYDEN C BROWN   HEATH V BROWN   HENRY BROWN   HOWARD K BROWN   JAMES BROWN   JAMES A BROWN
JAMES A BROWN   JAMES A BROWN   JAMES A BROWN   JAMES K BROWN   JAMES LEBRON BROWN   JAMES MATTHEW BROWN   JAMES W BROWN   JARED BROWN   JARED BROWN   JASON H BROWN   JEFFERY S BROWN
JEFFERY WAYNE BROWN   JEFFREY BROWN   JEFFREY A BROWN   JERRY L BROWN   JERRY T BROWN   JIMMY RICHARD BROWN III   JOHN D BROWN   JOHN T BROWN   JOHNATHAN R BROWN   JONATHAN MICHAEL BROWN
JORDAN M G BROWN   JOSEPH F BROWN   JOSEPH NATHANIEL BROWN JR   JOSEPH R BROWN   JOSHUA A BROWN   JOSHUA LYNN BROWN   KALEB ZACHARY BROWN   KEITH S BROWN   KENDELL M BROWN   KENDERICK L BROWN
KENNETH CHARLES BROWN   KENNY R BROWN   KEVEN DERELL BROWN   KOLBY W BROWN   KYLIS BROWN   LARRY A BROWN   LARRY O BROWN   LELAND AUSTIN BROWN   LENNIS M BROWN   LISA A BROWN   LOGAN JAMES BROWN
LORI ANN BROWN   M TODD BROWN   MACK W BROWN   MARCUS A BROWN   MARCUS B BROWN   MARLENE BROWN   MARVIN EDWARD BROWN   MATT BROWN   MATTHEW E BROWN   MATTHEW T BROWN   MEGAN ELAINE-KERSHUL BROWN
MIA M BROWN   MICHAEL E BROWN   MICHAEL R BROWN   MICHAEL T BROWN   MICHAEL WAYNE BROWN   MICHELLE LYNN BROWN   NATHAN BROWN   NEIL A BROWN   NELSON W BROWN   NICKOLAS J BROWN   NICOLE TEREECE BROWN
PATRICK H BROWN   PAULA L BROWN   PHILLIP BROWN   REGINALD W BROWN   RICHARD A BROWN   RICKY L BROWN SR   ROBERT S BROWN   ROGER BROWN   ROGER DALE BROWN   RUSSEL ALAN BROWN   RUSSELL H BROWN
RUSSELL THEODITH BROWN   SAMMY D BROWN   SEAN E BROWN   SKYLER BROWN   SONNY LEE BROWN   STEPHEN BROWN   STEVEN BROWN   STEVEN LEE BROWN   SUZANNE MICHELLE BROWN   TABITHA E BROWN   TALON SCOTT BROWN
TAYLOR J BROWN   THOMAS W BROWN   TIFFANY M BROWN   TIMMY BROWN   TIMOTHY GLEN BROWN   TIMOTHY RAY BROWN   TIMOTHY WADE BROWN   TRACY L BROWN   TREY DONAVIN BROWN   TRICIA BROWN   TRISHA IRENE BROWN
VIRGINIA A BROWN   WALTER A BROWN II   WESLEY CLAYTON BROWN   WESLEY S BROWN   WILEY ONEAL BROWN   WILLIAM DAMON BROWN JR   WILLIAM JONATHAN BROWN III   WILLIAM M BROWN   ZACHARY P BROWN
MICHAEL BROWN GAGNE   LEVI E BROWNFIELD   KIMBERLY ANN BROWN-HERNANDEZ   BOBBY LEE BROWNING   BRANDON LEE BROWNING   KIMBERLY M BROWNING   LARRY W BROWNING   NATHAN D BROWNING   BRIAN BROWNLEE
JOHN TROY BROWNLEE   LAVON C BROWNLEE   STEVEN W BROWNLEE   LINDSAY BROWNLEY   JOHN CONNOR BROWNRIGG   JUSTIN W BROXTON   ROBERT C BROYHILL   LAWTON JAMES BROYLES   WILLIAM CHAD BROYLES
ERIC C BRUBAKER   CHRISTOPHER S BRUBECK   BRIAN BRUCE   JASON MICHAEL BRUCE   SAMANTHA N BRUCE   WILLIAM KEITH BRUCE   STEVEN ANTHONY BRUCK   JAY ROBERT BRUEGMAN   JEFFERY PETER BRUER   RUSSELL BRUGGEMAN
KATRINA L BRUHN   CARL BRUINSMA   ALEXANDER Q BRUMBAUGH   JAMES CRAIG BRUMBELOE   RANDY D BRUMBELOW   COURTNEY LYNN BRUMLEY   BO M BRUMMELS   CORY A BRUMMELS   JORDAN J BRUMMELS   JOHN E BRUMMET
DOUGLAS BRUMMETT   JUSTIN LEE BRUMMETT   DOUGLAS J BRUNDAGE   KATHLEEN MAURA BRUNDAGE   JASON P BRUNER   MICHAEL BRUNER   TRACEY A BRUNER   JEANNINE M BRUNET   RICKARD BRUNET   JOEL P BRUNING
KIMM D BRUNK   ROBIN D BRUNKER   MICHAEL ALLEN BRUNNER   CHRISTOPHER J BRUNS   JACOB T BRUNS   NEIL J BRUNS   RANDALL K BRUNS   THOMAS BRUNSWICK   IRIS H BRUNT   ALAN MICHAEL BRUTON   ALEXANDER C BRUTON

BRANDON JOSEPH HUNTER BRYAN   HARRIS C BRYAN JR   MARK A BRYAN   TIMOTHY DALE BRYAN   TONY L BRYAN   AMBER VELIKA BRYANT   BARRY ALLEN BRYANT   BEAU F BRYANT   BRIAN LEE BRYANT   CHRISTOPHER BLAKE BRYANT
ERIC FITZGERALD BRYANT   HAROLD EUGENE BRYANT   HEATH W BRYANT   HERMAN R BRYANT JR   JACOB NATHANIEL BRYANT   JASON K BRYANT   JEFFREY L BRYANT   JORDAN B BRYANT   JOSEPH BERNARD BRYANT   KALEB ANDREW BRYANT
KIANA O BRYANT   LARRY D BRYANT   MARANDA M BRYANT   PATRICK BRYANT   RAYMOND BRYANT   ROBERT MARK BRYANT   RUSSELL FRANKLIN BRYANT   WAYNE NEWTON BRYANT   KYLA BRYCHTA   CHARLES J BRYEANS
KRISTIE MICHELLE BRYMER   MATTHEW BRYNESTAD   ANDREW BRYSON   TANNER B BRYSON   KRISTINE MICHELLE BRZEZINSKI   RICHARD J BUBNIAK   THOMAS J BUBNIAK   NORBERTO BUCAD   JONLUCA BUCCI   NICK A BUCCI
CHARLES R BUCCIERI   ALAN E BUCHANAN   BRIAN M BUCHANAN   COLLIN JOSEPH CARON BUCHANAN   HAROLD DUDLEY BUCHANAN JR   HUNTER BUCHANAN   JERRY STEPHEN BUCHANAN   JOSHUA ALAN BUCHANAN   JOSHUA L BUCHANAN
MARTIN T BUCHANAN   THOMAS MARTIN BUCHANAN   BILLY GUY BUCK   CALE DONALD BUCK   CARL G BUCK   DAVID K BUCK   DOUGLAS C BUCK   EDWARD J BUCK   KYLE J BUCK   RYAN BUCK   JOSEPH WILLIAM BUCKLAND
ANTHONY M BUCKLEY   BRADY BUCKLEY   BRYCE ERIC BUCKLEY   DEWAYNE LEE BUCKLEY   JAMES T BUCKLEY   RICHARD BUCKLEY   THOMAS J BUCKLEY   JASPER BUCKSKIN   ADAM RICHARD BUCKWALTER   CHAD J BUCKWAY
CONNOR OWEN BUDD   ANTHONY S BUDDE   LOU BUDDE   RONALD R BUDDIE JR   SEAN P BUDINICH   TREVOR DILLAN BUDINICH   MARK W BUDNICK   BRYAN BUECHLEY   TIFFANY LYNN BUELL   TY COOPER BUELL   EDGAR RUIZ BUENO
MARCO MENDEZ BUENO   MARTIN RUIZ BUENO   ESTELA CERVANTES BUENROSTRO   JOSE DE DIAZ BUENROSTRO   DAREN J BUETTNER   TIMOTHY G BUFFINGTON   SARAH LOUISE BUFFY   LEAH J BUFORD   PERRY LEE BUFORD
DONALD C BUGG   ROBERT K BUGG   TYSON LEE BUGIS   MICHAEL BUGOS   ALEXANDER NICHOLAS BUHLE   CHRISTOPHER JUSTIN BUIE   DUSTIN J BUIST   STEPHAN BUJOLD   NICHOLAS BUKACZ   JAMES A BUKOFFSKY   OLEG A BULANOV
SARAH D BULGARELLA   SHAUNTEL LARRY BULL   AUSTIN T BULLARD   BROCK MICHAEL BULLARD   CAREY W BULLARD   KEVIN L BULLARD   ROBERT L BULLARD   ZACHARY DYLAN BULLARD   STEVEN R BULLER   JAMES D BULLERDICK
CHRISTOPHER A BULLINGTON   JOHN A BULLINS   BRIAN STEVEN BULLOCK   CARL EMMETT BULLOCK JR   CURTIS LEE BULLOCK III   JAMES K BULLOCK   RICKY T BULLOCK   TANNER B BULLOCK   MICHAEL BULMER   EMILY BULT
DAVID C BULTEMEIER   DUSTIN MICHAEL BUMBALOUGH   BRETT DURAN BUMGARDNER   SHELBIE LEIGH BUMGARDNER   CHRISTOPHER DAVID BUMGARNER   DANIEL PAUL BUMP   ROBERT R BUMPURS   MATTHEW BUNCH
STEPHEN M BUNCH   MARCY ANN BUNDICK FOSTER   JEREMY S BUNDY   TIMOTHY M BUNDY   WILLIAM D BUNGER   THAYNE R BUNN   WILLIE EDWARD BUNTING III   CESAR ANTONIO MENDOZA BUOL   JENNIFER DENISE BUONCUORE
JAYE M BURAS   BROOKS J BURBACH   JESSE E BURBACH   BRENNAN CRAIG BURBANK   ANITA KNIGHT BURCH   CHRISTOPHER A BURCH   CHRISTOPHER ALAN BURCH   HOUSTEN WAYNE BURCH   JEFFERY SCOTT BURCH   JUSTIN T BURCH
MICHAEL BURCH   ROBERT L BURCH   TAYLOR BRENT BURCH   GEORGE WILLIAM BURCHAM III   JOHNATHAN BURCHAM   TERRY D BURCHAM   DEREK JAY BURCHELL   LUCAS W BURCHETT   NICHOLAS K BURCHETT   NATHAN BURCL
GREGORY LUKE BURD   JESSICA LIZZETTE BURDACKI   KERSTYN GAYE VELAZQUEZ BURDEN   RONALD E BURDETTE   WAYNE DURANT BURDETTE JR   JOAN M BURDINE   BRADLEY JAMES BURDITT   FREDERICK BURELLE   JUSTIN J BURESH
JONATHAN L BURFORD   DUSTIN BURG   CHRISTOPHER L BURGE   EDWARD D BURGE   BERNARD BURGESS JR   COLE WILLIAM BURGESS   DAVID D BURGESS JR   JAMIE M BURGESS   JOHN G BURGESS   JUSTIN SCOTT BURGESS
STEPHEN SHANE BURGESS   TATE JONATHON BURGESS   TIMOTHY BRUCE BURGESS   TIMOTHY CHAD BURGESS   JORDAN I BURGETT   COLE ROBERT BURGGRAVE   TOM E BURGIN   FREDWIN BURGOS   JOSEPH HECTOR BURGOS
PEDRO A BURGOS   DAVID BURILA   ANDRES BURITICA   ROBIN BURK   KENNETH J BURKARD   ALISTAIR BURKE   ANGELA E BURKE   ANTHONY M BURKE   BRYAN BURKE   CHRISTOPHER M BURKE   CLINTON E BURKE   COREY J BURKE
DANNY RAY BURKE   DAREN MATTHEW BURKE   DEREK A BURKE   ERIC C BURKE   JEFFREY LELAND BURKE   KEVIN R BURKE   MATTHEW J BURKE   NICOLE CLARICE BURKE   PAYTON R BURKE   RICHIE D BURKE   SHELLY BURKE
STEPHEN R BURKE   TAMMY BURKE   TORRELL XAVIER BURKE   FERNANDO BURKE GIRON   ARTHUR LEE BURKES   DONALD G BURKETT   NICHOLAS R BURKEY   LAWRENCE E BURKHALTER   MITCHELL WILLIAM BURKHALTER
MICAH GABRIEL BURKHARDT   DARRIN GENE BEESON BURKHART   FRANKIE BURKHEAD   MARY BURKHOLDER   PHILIP OWEN BURKHOLDER   BARNEY B BURKS IV   TYLER LYNN BURKS   WARREN SHEA BURKS   RYAN BURLEIGH
AUSTIN BURLESON   SAMUEL JOSEPH BURLESON   THOMAS BURLINGHAM   JOHN AUGUST BURMEISTER   QUINTEN BURNES   WILLIAM L BURNES   WILLY H BURNES   AUSTIN MICHAEL BURNETT   GREGORY A BURNETT
HERBERT JOSEPH BURNETT   JAMES WOODRUFF BURNETT   JONATHAN BURNETT   KEVIN NA BURNETT   LYNDAL B BURNETT   MICHAEL F BURNETT   RYAN BURNETT   TERRY J BURNETT   TODD BURNETT   JANET DELIN BURNETTE
CYNTHIA WILSON BURNEY   THOMAS L BURNHAM JR   ALEXANDER BURNS   BRANDON LEE BURNS   CHADWICK R BURNS   CHRISTOPHER DEAN BURNS   DAVID K BURNS   DELIA P BURNS   DUSTIN BRENT BURNS   GABRIEL BURNS
GREGORY GENE BURNS   JACK HENRY BURNS   JAMES BURNS   JAMES M BURNS   JEFFERY BURNS   JONATHON LYNNE BURNS   JOSHUA R BURNS   KELLY R BURNS   LORI A BURNS   NATHANIEL BURNS   NICHOLAS K BURNS   RANDY BURNS
SETH BURNS   THOMAS A BURNS   TRENTON LEE BURNS   VICTOR E BURNS   WESLEY J BURNS   DEVIN JOHNTAE BURNSIDE   MAX O BURNSIDE   SHAD SHAIN BURNSIDE   NICHOLAS BURPEE   ASHLEY NICOLE BURR   DAVID C BURR
RONALD A BURR   CORY R BURRAN   MICHAEL L BURRAN   MICHAEL R BURRAN   CONNIE THALIA BURRELL   ERICA CHANNELL BURRELL   KIM M BURRELL   LONNIE C BURRELL   SHANE D BURRELL   WILLIAM J BURRELL   DARRELL A BURRESS
DAVID M BURRIS   RICHARD S BURROUGHS   TERRY LEE BURROUGHS   XAVIER FITZGERALD BURROUGHS   BOB J BURROW   DAMON E BURROW   FLOYD LEON BURROW III   JACK HENRY BURROWS   JORDAN C BURROWS   JORDAN BURRUP
ADAM BURSLEY   AMANDA MARIE BURT   COLE BURT   ETHAN BURT   JEREMIAH M BURT   NATHAN S BURT   RANDY A BURT   CHARLES R BURTIS   AMBER REAGAN BURTON   AMY LYNN BURTON   AUSTIN C BURTON   AYANNA BURTON
CALE ANTHONY BURTON   CHARLES ELBERT BURTON   CLAYTON A BURTON   DAVID EUGENE BURTON   DEVIN BURTON   EDWARD A BURTON   GEORGE THOMAS BURTON JR   GREGORY BERNARD BURTON   JEREMY D BURTON
KENNETH J BURTON   LACAMRY SHYTOYA BURTON   MICHAEL J BURTON   SHANNON D BURTON   STEVE EDWARD BURTON   TIMOTHY ORION BURTON   CHASE T BURWELL   DOUGLAS J BURWELL   JOHN P BURWELL   MADISON L BURWELL
MARY P BURWELL   MURLIN E BURWELL JR   RONALD WALTER BURZYNSKI   OMOTOYOSI BUSARI   ANDRE BUSBY   LANCELOT J BUSBY   MARTY J BUSBY II   JOSEPH E BUSCH   SAMUEL JAMES BUSCH   ANTHONY ROSS BUSCHEK
CHRIS L BUSENBARK JR   LISA A BUSENBARK   JEFFERY B BUSER   DARRIN C BUSH   DEANDREY ZELL BUSH   ELREE BUSH JR   KARLEY BLAIR BUSH   KERI MICHELLE BUSH   MICHAEL JOE BUSH   RICKY BERNARD BUSH   RYAN W BUSH
TRYSTAN ALAN BUSH   BRETT J BUSHA   DANIEL BUSHALLOW   RIVER TYLER BUSHELL   MATTHEW BUSHNELL   MICHAEL G BUSHNELL   BRETT MATHEW BUSHONG   BRIAN D BUSHONG   BRETT M BUSKE   WAYNE A BUSSARD
DALLAS A BUSSE   LOGAN LANE BUSSEY   GERARDO BUSTILLOS   ALEJANDRO DE LA TORRE BUSTOS   EDGAR BASURTO BUSTOS   SANDRA DE LA TORRE BUSTOS   JUAN BUTANDA   PABLO G BUTANDA   EDUARDO BUTAY
TYLER JAMES BUTCHER   WILLIAM BUTCHER   JOHN A BUTIKOFER   AMANDA MARIE BUTLER   BILLY J BUTLER   BRANDON COLE BUTLER   BRIAN L BUTLER   BRUCE BUTLER   CECIL DOUGLAS BUTLER   CLAYTON J BUTLER   CORY BUTLER
DAVID RAY BUTLER   DUANE BUTLER   JAMES G BUTLER   JODY L BUTLER   JOSHUA BUTLER   KENNETH SHANE BUTLER   MONICA BUTLER   NINA KATHERINE BUTLER   ROBERT R BUTLER JR   TIMOTHY E BUTLER II   TREVOR W BUTLER
TROY R BUTLER   WILLIE JAMES BUTLER   ADAM BUTRYM   ERICA BUTRYM   CODY D BUTT   SHEZA BUTT   BRAD H BUTTARS   BRENDEN JESSE BUTTARS   JAMES A BUTTARS   KELSEY K BUTTARS   KORTLIN J BUTTARS
MATTHEW VERN BUTTARS   STEPHEN C BUTTARS   TRACY BUTTERFIELD   GLEN BUTTERMAN   JOSEPH DALE BUTTERWORTH   ROBERT E BUTTERWORTH   ALLAN DEWAYNE BUTTRAM   GERALD A BUTTS   JOSEPH MILTON BUTTS
WILLIAM REESE BUTTS   LAURA BUTZER   BAILY BUXTON   JOSEPH BUXTON   JONATHAN D BUZEK   KANEN L BYARD   BRICE LEE BYARS   RALPH L BYARS   AMANDA BYCZYNSKI   VERONICA BYER   WENDELL S BYER   AARON J BYERLEY
DALEN JOSEPH BYERLEY   JOSEPH H BYERLY   JAMES EVERETT BYERS   SHELBY DERIC BYERS   COLTON DALE BYINGTON   KEVIN J BYINGTON   TRAVIS A BYNUM   TRISDON A BYNUM   KEVIN BYRAGEE   ADAM DALTON BYRD
ALICIA AERIEL BYRD   COURTNEY S BYRD   DAVID BYRD JR   DEMOND R BYRD   DYLAN ALEXANDER BYRD   FREDERICK D BYRD   GARY D BYRD   GERALD R BYRD   JAMES E BYRD   JERNARRY B BYRD   JODY GLEN BYRD   KEVIN J BYRD
KEVIN L BYRD   LAURIE RENEE BYRD   LUKE FORREST BYRD   RICHARD NEIL BYRD   RYAN E BYRD   TIMOTHY A BYRD   TOMMY ALLEN BYRD   BILL BYRNE   LAWRENCE TIMOTHY BYRNE   MARSHALL BYRNE   RYAN J BYRNE   RYAN P BYRNE
PETER MICHAEL BYRNES   STEVEN BYRON   ANDREW BYRUM   TONY LYNN BYRUM   CODY J BYWATER   TY BYWATER   ROBERT BZDILL JR   RYAN ANDREW CABAL   JARVAS K CABALLES   JOSE' A CABASSA   KRISTY WYNETTE CABBIL
EDWARD LEE CABBLE JR   ANTHONY W CABINESS JR   JEFFREY CABONOR JR   KEVEN CABRAL   JUAN ANTONIO CABRALES   CARLOS ANDRES CABRERA   CARLOS IVAN CABRERA   GUADALUPE CABRERA   JHIOVANNY N CABRERA
JOSE F CABRERA   TOMAS A CABRERA   ANTONIO CABRERA NOA   SEAN E CADDELL   WILLIAM STEVEN CADE   PATRICK CADEAU   MIKE CADLE   PATRICK JOSEPH CADY   GUILHERME CAFOLA DELLA COLETA   BRANDON CAGE
KEVIN L CAGE   SAMUEL CAGE   BRAYDEN WHIT CAGLE   CORY CAGLE   HOLLIS S CAGLE   JOSEPH CAGLE   RICHARD RAY CAGLE   VALERY LEA CAGNEY   ARNOLD CAGURANGAN   CRAIG P CAHAIL   ANDREW PHILIP PHILIP CAHILL
JUNE R CAHILL   AARON W CAIN   BAILEY DEAN CAIN   BARBARA CAIN   BRIANNA LASHA CAIN   CALEB LEVI CAIN   CHRISTOPHER J CAIN   CODY PATRICK CAIN   JOSHUA JAMES CAIN   ROBERT L CAISON JR   CONNIE CAISSE
GEORGE H CAISSE   SUSAN M CAISSIE   JOSEPH BENITEZ CALARRUDA   JOSE BENITEZ CALATAYUD   DANIELA ORTEGA CALDERA   VERONICA CALDERA   CRYSTAL L CALDERON   GERARDO CALDERON   JORGE L CALDERON
OSCAR J CALDERON   SIMON CALDERON   LUIS ALBERTO CALDERON CALDERON   AUSTIN W CALDWELL   BRIAN LEE CALDWELL   BRYANT W CALDWELL   ELIZABETH A CALDWELL   JACK E CALDWELL   MARY ELIZABETH CALDWELL
JOHN R CALHAN   DARRELL S CALHOUN   HUNTER D CALHOUN   LOWELL D CALHOUN   MAX ALAN CALHOUN   MENELEK CALHOUN   RICHARD J CALHOUN   DANIEL CALIN   CHARLES G CALKINS   ASHTON E CALL   KIRSTEN CALL
ROBERT CALL   DANIEL W CALLAHAN   DAVID R CALLAHAN   MICHAEL E CALLAHAN   NICHOLAS A CALLAHAN   REED M CALLAHAN   JOAN M CALLAHAN-CORMIER   CHRISTOPHER D CALLAWAY   HAYDEN CALLAWAY
MATTHEW CHARLES CALLAWAY   ARTHUR CALLES JR   ANGELA DENISE CALLIHAN   MICHAEL JOSEPH CALLOW   JOSEPH CALSADA   ABRAHAM MARCIAL CALVARIO   GROVE A CALVERT   JEREMY C CALVERT   MICHAEL CALVERT
WILLIAM HOUSTON CALVERT   CARMEN CALVILLO   FERNANDO CALVILLO   BENJAMIN N CALVIN   CHRISTOPHER P CALVIN   AQUILES CALZADILLA   FRANCISCO CALZONTZI RUIZ   AGUSTIN GARCIA CAMACHO   ALEJANDRO DARIO CAMACHO
ALVARO NIEVES CAMACHO   BERNABE VALADEZ CAMACHO   JEFONE CAMACHO   JESUS CAMACHO   JOEL CAMACHO   JUAN GARCIA CAMACHO   JULIUS CAMACHO   LAURA CAMACHO   MARIA SANDOVAL CAMACHO
MAVIAEL CARRILLO CAMACHO   NOE M CAMACHO   OSCAR ESCOBAR CAMACHO   OSCAR N CAMACHO   RENE VALADEZ CAMACHO   EDUARDO CAMACHO ENCINAS   HUMBERTO CAMACHO GARCIA   MARK CAMACLANG   MARLON CAMACLANG
THOMAS V CAMAJ   FRANCISCO ALCAZAR CAMARENA   JOSE CAMARENA   PEDRO CAMARENA   PEDRO JAVIER CAMARENA   RICARDO URCINO CAMARENA   ALEXANDER CAMBA   DAVID CAMBRE   CANER CAMCIOGLU   JESSY CAMDEN
ADAM CAMERON   ALLYSON G CAMERON   DAVID CAMERON   MAXWELL CAMERON   STACY CAMERON   YVETTE M CAMILLE   JOHN CAMMILLERI   CHRISTOPHER J CAMP   MARIO J CAMPA   OSCAR CHAVEZ CAMPA   ADRIENNE CAMPBELL
ALBERT D CAMPBELL   ANDREW CAMPBELL   BRANDON S CAMPBELL   BRENTON MARCUS DAVID CAMPBELL   CAROLEEN DANIELLE CAMPBELL   CHARLES CAMPBELL   CHRISTOPHER JUSTIN CAMPBELL   CLAY CAMPBELL
COLTON JOSEPH CAMPBELL   COREY ADAM CAMPBELL   CRYSTAL N CAMPBELL   DANIEL CAMPBELL   DARLENE B CAMPBELL   DARRON LEVOR CAMPBELL   DAVID B CAMPBELL   DAVID C CAMPBELL   HAROLD T CAMPBELL   IAN CAMPBELL
JACOB R CAMPBELL   JAMES S CAMPBELL   JEREMY S CAMPBELL   JOHN J CAMPBELL   JUSTIN CAMPBELL   JUSTIN ANGUS CAMPBELL   KRISTINA M CAMPBELL   LARRY L CAMPBELL   LEE CAMPBELL   MARK D CAMPBELL
MARQUELLE JAMONE CAMPBELL   MATTHEW JAYCE CAMPBELL   MERRICK CAMPBELL   MICHAEL CAMPBELL   NATHAN CAMPBELL   PETER CAMERON CAMPBELL   ROBERT M CAMPBELL   RUSSELL D CAMPBELL JR   SEAN P CAMPBELL
TIMOTHY D CAMPBELL   VICKIE SUE CAMPBELL   VICTORIA E CAMPBELL   WILLIAM P CAMPBELL   KAREEM A CAMPBELL BEY   CALEB CAMPE   MARIA GONZALEZ CAMPECHANO   JULIA CAMPOLONGO   ADAN CAMPOS   JOSE CAMPOS
JUSTIN CAMPOS   MARTA CAMPOS   MAYRA NUÑEZ CAMPOS   MICHEAL CHRISTOPHER CAMPOS   DONATO CAMPOS CRUZ   ADRIANA CAMPUZANO   SALVADOR CAMPUZANO   DUSTIN CANADA   JALEEL ELIJAH CANADA   RAUL CANALES
MARYANN G CANCIK   KRISTIN CANDAZA   PATRICIA CANDIA JIMENEZ   JORGE CANELA   JUAN CANELA GUERRA   KYLEN CANEPA   CARSON GLENN CANFIELD   GEOFFREY WARREN CANFIELD   KAYGEN MAURICE CANFIELD
EDNA CANIZALES   SERA CANNELLA   BERNADETTE MARIE CANNON   BRUCE L CANNON   MARIAN K CANNON   ROBERT KEMPER CANNON   RUSSELL D CANNON   RUSTY D CANNON   STEVEN CANNON   WESLEY K CANNON
HERIBERTO GONZALEZ CANO   MARCIA C CANO   VICTOR CANO   ROBERT J CANODE   JOSE JESUS CANO-MAGDALENO   DEAN CANONICO   KALEB A CANOY   SAMUEL CANOY JR   CLINT ANDREW CANSLER   JUAN VALDEZ CANTABRANA
CESAR A CANTEO PATZAN   CESAR IVAN CANTEO TINTI   HECTOR OMAR CANTERO   LUIS CANTERO   ANDREW T CANTLEY   JAMES CANTLON   BO GARYN CANTON   CADE ALLEN CANTON   DARREN CODY CANTRELL   DENNIS A CANTRELL
FRANKLIN MARION CANTRELL IV   KIMBERLY JEAN CANTRELL   CHRISTIAN XAVIER CANTU   JOSE DE JESUS CANTU   JOSE G CANTU   MIGUEL A CANTU   JAIME CANTU-LEAL   JOSHUA ANDREW CANTWELL   ZANE ANDREW CAPLEY
MASSIMO CAPONI   YOAN CAPOTE   PEDRO CAPOTE ACOSTA   BRIAN CAPP   LOGAN JAMES CAPP   WILLIAM GREGORY CAPPEL   CHASE CAPPELLANO   ROLAND D CAPPELLANO   FREDERICK W CAPPS   KEVIN CAPPS   MADISON LAURIE CAPPS
CLOUDY DAYS CAPRIAN   ROBERT CAPSON   MATTHEW VINCENT CAPUTO   JOSE MANUEL CARABALLO   LEA MARIE CARABALLO   JOSEPH S CARAVELLO   REYES CARAVEO RAMOS   EDDIE RAUL CARBAJAL   JUAN CARBAJAL
NESTOR RODRIGUEZ CARBAJAL   ANGEL CARBALLO   RAYMOND H CARBONI   TRAVIS M CARD   TREVOR LEE CARDA   JERRY T CARDEN   FELIPE J CARDENAS   ISRAEL CARDENAS   LETICIA CARDENAS   MAYRA J CARDENAS
JENNIFER CARDENAS SOLORZANO   AUNDRY CARDINAL   ALEJANDRO ANTONIO CARDINALE MARTINEZ   CHRISTOPHER CARDONA   ERICA EVA CARDONA   JESÚS CARDONA   IGNACIO CARDOZA   JENNIFER ANN CARDWELL
SCOTT MICHAEL CARDY   MARIA G CARESS   STEVEN L CARESS   CALEN CAREVIC   DONOVAN CAREVIC   DANIEL L CAREY   DUANE A CAREY   JAMES T CAREY   RONALD MATTHEW CAREY JR   DEVAN M CARFIELD   BLAKE A CARGILE
WILLIAM LEE CARGILE   DAVID M CARGILL   AMAIRANY CARIAS   RODOLFO CARINO   JONATHAN A CARLEY   MASON J CARLILE   JAMIE LEE CARLING   ALISA D CARLISLE   BARRY S CARLISLE   CODY DALE CARLISLE   LANNY COLBY CARLISLE
GENO CARLOPOLI   GREG S CARLSEN   CARL R CARLSON   CHRISTOPHER CARLSON   DANIEL CARLSON   DELWIN E CARLSON   ERIC CARLSON   JEFFREY MARK CARLSON   JEROME R CARLSON   JOSHUA F CARLSON   NICHOLAS J CARLSON
NICHOLAS M CARLSON   RYAN L CARLSON   SCOTT R CARLSON   SHANE ALLEN CARLSON   STEVEN P CARLSON   LANCE W CARLTON   MARCUS CARLUCCIO   JOE DAVIS CARMACK II   LUKE ELIJAH CARMAN   RONI M CARMAN
SANDRA S CARMICAL   JEREMY SCOTT CARMICHAEL   TAYLOR ALEXANDER EUNSON CARMICHAEL   GEORGE H CARMONA   TINA CARMONA   CHAD W CARNAHAN   JERRY W CARNAHAN   RICHARD L CARNAHAN   ANDRE CARNEIRO KOHN
JOHN WILLIAM CARNELL   ROBIN CARNES   AARON HOWARD CARNEY   LINDA J CARNEY   VALMOR CARNINO   CLAYTON CARNLEY   JACOB REID CARNLEY   CHRISTIAN T CARNRIGHT   JERRY L CARNRIKE JR   ISMAEL CARO   RAFAEL CARO
JASON CARON   PAUL CARON   ABEL CARP   BRADLEY A CARPENTER   BRIANNA JANE-ELLEN CARPENTER   CURTIS M CARPENTER   DON CARPENTER   JAMES E CARPENTER   JONATHAN ADAM CARPENTER   LARRY E CARPENTER
RANDY J CARPENTER   SCOTT L CARPENTER   STEPHEN L CARPENTER   THOMAS E CARPENTER   TIM S CARPENTER   CHAD A CARPER   ERIC W CARPER   GENE CARPINE JR   BRANDON P CARR   BRET EDWARD CARR   CAMERON M CARR
CLINTON C CARR   DANIEL CARR   DAVID LEE CARR   GAGE ANDREW CARR   JASON RYAN CARR   JENNIFER J CARR   JESSICA N CARR   LOGAN SETH CARR   MARK J CARR   MARK W CARR   NICOLE AGNES CARR   RYAN A CARR
SHAWN M CARR   THEODORE F CARR   TIMOTHY W CARR   WALTER E CARR   BRYAN ALLEN CARRACO   BARSIMEO CRUZ CARRANZA   CLAUDIA CARRANZA   ERNESTO C CARRANZA   FIDEL ERNESTO CARRANZA   GIORGIO MORENO CARRANZA
JOSE INES CARRANZA MUNOZ   MAURICIO MONTOYA CARRASCO   BRANDON LEWIS CARRAWAY   JODY W CARRAWAY   JOSEPH C CARRAWAY   IVAN CARREJO   JONATHAN D CARRELL   ANTONIO D CARRENO   JOSH CARRENO
GABRIELA M CARREON   JULIA BASCILIA CARREON   DUANE CARRIER   JOEL CARRIERE   RYAN CARRIERE   ALEJANDRO CARRILLO   CESAR CARRILLO   DAVID VIDALES CARRILLO   FELIPE ALVAREZ CARRILLO   JOAQUIN LOPEZ CARRILLO
JOEL V CARRILLO   JOSE SALDAÑA CARRILLO   MANUEL F CARRILLO   MIGUEL ANGEL CARRILLO   ROBERTO CARRILLO   JOSHUA N CARRINGTON   ROBERT E CARRINGTON   DAVID EUGENE CARRION   JOEL J CARRION   DANIEL CARRIZALES
AARON LAMAR CARROLL   CHANCE CARROLL   J T CARROLL   JACOB P CARROLL   JONATHAN A CARROLL   JONATHAN J CARROLL   KELLIE CARROLL   MICHAEL W CARROLL   PAMELA JACI CARROLL   ROGER H CARROLL   STEPHEN CARROLL
CHRISTOPHER CARROWAY   SHAUNTE D CARROWAY   JEFFREY LYNN CARRUTHERS   ANDREW CARSON   JAMES CARSON   MARTY O CARSON   CRAIG A CARSTENS   KRISTIAN SCOTT CARSTENS   CESAR CARTAGENA   ADRIAN L CARTAYA
JEFFREY T CARTEE   AMBER BRIELLE CARTER   ANTHONY CARTER   BARRY NICHOLAS CARTER   BRANDON HOUSTON CARTER   BRETT ALLEN CARTER   CARLIS BERNARD CARTER   CARLISLE H CARTER   CHAD M CARTER
CHRISTIAN GAGE CARTER   CHRISTOPHER O CARTER   CODY JAMES CARTER   DAVID JAMES CARTER   DERRICK ANTWAN CARTER   DOMINIC A CARTER   EDMOND CARTER   ELDON G CARTER   ELIZABETH CHARLENE CARTER
ELMER D CARTER   JACK F CARTER   JAMES CARTER   JASON TRAVIS CARTER   JOHN L CARTER   JORDAN LANDIS CARTER   JOSHUA D CARTER   JOSHUA J CARTER   JUSTIN JOSEPH CARTER   KATHERINE A CARTER   MATTHEW ALLEN CARTER
MICHAEL D CARTER   MICHAEL L CARTER   MITCHELL B CARTER   NATHAN WAYNE CARTER   PHILLIP G CARTER   REBECCA J CARTER   RICHARD CARTER   ROGER EDWARD CARTER   SCOTT D CARTER   SCOTT R CARTER   THOMAS CARTER
THOMAS JAMES CARTER   TYLER J CARTER   ADAM CARTWRIGHT   PEYTON EUGENE CARTWRIGHT   ERICA CARUSO   JEFFERY E CARUSO   MICHAEL CARUSO   JOHN RICHARD CARUTHERS   ANTONIO CARVAJAL   JUAN RODRIGUEZ CARVAJAL
ANTHONY E CARVER   DAVID L CARVER JR   WILLIAM TROY CARVER   JASON MITCHELL CARWILE   NIKITA NICOLE CASAO   ESAU CASAS   MICHAEL CASCONE   AARON T CASE   EMILY LORRAINE CASE   JENNIFER L CASE   JORDAN M CASE
MICHAEL D CASE   VENA LYNN CASE   SCHYLER GALE CASELTON   ANTHONY WAYNE CASEY   CHAD A CASEY   CHARLES D CASEY   GARETH R CASEY   GARRETT J CASEY   GEORGE MICHAEL CASEY   KENNETH CHARLES CASEY
MATTHEW DOUGLAS CASEY   ROBERT L CASFORD   KORY E CASH   PAYTON B CASH   RICHARD D CASH   THOMAS R CASH   BRIAN H CASHION   ROGELIO L CASIANO CRUZ   JOSE L CASILLAS   RAMON A CASILLAS   JORGE A CASILLAS-CORDERO
BLAKE ALTON CASLER   AUSTIN JAMES CASON   ERIC R CASON   DANIEL C CASPER   HAROLD J CASPER   MARK E CASPER   TAMMY M CASPER   CASS C CASPERSON   MARK CASS   SCOTT DOUGLAS CASSEL   SHANE JOSEPH CASSIDAY
CHARLIE CASSIDY   JEFFREY L CASSIDY   TONY RAY CASSIDY   GLORIA ANN CASTANEDA   JAVIER CASTANEDA   JONATHAN CASTANEDA   LEONEL CASTANEDA   REGINA L CASTANEDA   SERGIO CASTANEDA   GABRIEL JAUREGUI CASTAÑEDA
JUAN DURAN CASTAÑEDA   LEOBARDO CASTANEDA CURIEL   THOMAS A CASTELLANE   JULIO CASTELLANOS   JEIMY SURAY CASTELLANOS REINA   BILLY K CASTELLI   NICHOLAS JOSEPH CASTELLON   XIOMARA CASTELLON
DARCISO CASTILHO   ALEJANDRO X CASTILLO   ALFREDO CASTILLO JR   AMY L CASTILLO   ANA ARREDONDO CASTILLO   BRANDON THOMAS CASTILLO   DIEGO FLORES CASTILLO   DIEGO RODRIGUEZ CASTILLO   EDGAR ZARATE CASTILLO
EDWARD NICHOLAS CASTILLO   JAIRO N CASTILLO   JAIRO NICOLAS CASTILLO   JUAN CASTILLO JR   KARINA ELIZABETH CASTILLO   LUIS RICARDO CASTILLO   MARVIN CASTILLO   MICHAEL ANTHONY CASTILLO   NOEL CASTILLO
OSCAR HUMBERTO CASTILLO   RAFAEL CASTILLO JR   WENDY M CASTILLO   ARTURO CASTILLO HERNANDEZ   MARIA GUADALUPE CASTILLO VASQUEZ   CONNOR COOPER CASTLE   ERIC L CASTLE   ERIC L CASTLE JR   JEFFREY C CASTLE
JEROME H CASTLE   PHILIP W CASTLE   SCOTT CASTLE   SEAN CHRISTIAN CASTLEBERRY SR   STEVEN E CASTLEBERRY   IRVIN SAUL CASTOR   BROOKE LEE CASTRO   CHRIS CASTRO JR   CRISTIAN LUIS CASTRO   DANTE E CASTRO
ELIECER JOEL CASTRO   JOAHAN J CASTRO   MARCO CASTRO   MICHAEL ALAN CASTRO   NAPOLEON CASTRO   NAPOLEON CASTRO   NELSON CASTRO   OSCAR CASTRO   PEDRO RUBIO CASTRO   ROBERT N CASTRO   SALVADOR CASTRO
SAMUEL CASTRO   JOHAN CASTRO LEMUS   JOSE BERNARDO CASTRO LOPEZ   MARITZA CASTRO ROSALES   JUAN RUBEN CASTRO SALCEDO   MOISES CASTRO TORRES   MICHAEL A CASTRUITA   ANGELA NADINE CATALAN   VERN CATANIA
FERNANDO YAÑEZ CATEDRAL   TERENCE CATEDRAL   CADE CATER   JACOB LLOYD CATER   JIMMY CHANCE CATER   TIMOTHY W CATER   AUSTIN RAY CATES   JOSEPH CATES   MARSHALL ATKINS CATES   AMY E CATHELL   SHAWN B CATHER
SHAWN MICHAEL CATHEY   ANTONIO CATINAC   CARLOS M CATINAC   BRYAN PAUL CATLIN   DEREK CATO   JOHN DEWAYNE CATO   WHITNEY LEIGH CATO   TOMERRIS J CATO-DIXON   DILLON E CATON   CORY L CATRON   KEVIN L CATTAU
PAUL CATTLE   CHRISTOPHER D CAUDILL   CINDY CAUDLE   JASON R CAUDLE   MICHAEL CAUGHLIN   CHANCE WITTNEY CAULDER   TIMOTHY JOSEPH CAULDER   CHRISTOPHER CHASE CAUSEY   GARY G CAUSEY   KENNETH R CAUSEY
LEROY CAUSEY   WALTER A CAUSEY   JACK CAUTHEN   KYLE OLIVER CAVANARY   JOSE L CAVAZOS   OLGA L CAVAZOS   COLE WILLIAM CAVE   WILLIAM CAVE III   HEATH AVERY CAVITT   BRADLEY SCOTT CAVNESS   JENSEN KEONI KATSUNOJO CAYAN
TIMOTHY J CAYWOOD   JUAN CAZARES   MARIO V CAZARES   IVAN CAZESSUS   ERIC BERNARD CEASAR   ALVARO CEBALLOS   RENE ARIAS CEBALLOS   RUPERTO CEBALLOS   DANIEL R CECIL   JACOB NATHANAEL CECIL
DAVID D CEDENO ARAGON   ROLLIE S CEDERBURG   MACARIO CEJA MENDOZA   DAMIR CELAHMETOVIC   ANTONIO CELIO RAZO   JASON CELORIO   JOHN KRAM KUNG CENHRANG   JONAHATAN CENICEROS   JEAN CASEY CENQUIGRANA
JUAN LOMELI CENTENO   TIMOTHY L CENTER JR   CAYDEN LEE CENTERS   ANGEL CEPERO FRANCH   JESSE ANDRES CERDA   JUAN CARLOS CERDA   JULIO C CERDA   DOUGLAS E CERNY   DOMINIC CERRETA   OMAR CERRITO
DANYS MIGUEL CERVANTES   DIEGO A CERVANTES   FIDEL CERVANTES   IGNACIO CERVANTES   RAMON RAYGOZA CERVANTES   STEVE CERVANTES   THANIA ROMERO CERVANTES   VICTOR CERVANTES   CHANCELLOR D CERVANTEZ
VINCENT JOSEPH CESTARO   PIOTR Z CETERA   DEBORAH CHABINO   WILLIAM CHABINO   ANDI CHACON   MARC D CHADAZ   MATTHEW KARL CHAFFIN   CHUNG CHAI   RICHARD CHAILLAND   SARAH ELIZABETH CHAIN   HUGO CHAIREZ
MUTHU DINAKARAN CHAIRMA PANDIAN   DEMION CHAITOO   BRIAN CHALFONT   RYAN CHALIFOUX   STEPHEN BRENT CHALLIS   DAVID JOESPH CHAMBERLAIN   RICHARD CHAMBERLAIN   WILLIAM FRANK CHAMBERLAIN
ETHAN P CHAMBERLIN   BRIAN KEITH CHAMBERS   MICHELLE L CHAMBERS   MAMIE CHAMBLEE   JAKEB NEAL CHAMBLISS   JODY J J CHAMBLISS   ROBERT CHAMBLISS   JEAN CARLO CHAMORRO PINZON   ETHAN GRANT CHAMPAGNE
MICHELE CHAMPAGNE   CHRISTOPHER M CHAMPION   DRAPER CHAMPION   JOSEPH BRENT CHAMPION   DEBRA KAYE CHAMPLUVIER   SZE WAI CHAN   LAURA C CHANCELLOR   LORENZO CHANCELOR   NISCHAL CHAND
RISHANAND CHANDERBALLY   BAIN E CHANDLER   CODY DANIEL CHANDLER   DALE W CHANDLER   DEANTHONY CHANDLER   JACOB W CHANDLER   JASON D CHANDLER   MATTHEW CLAYTON CHANDLER   MICHAEL WAYNE CHANDLER
PAUL JAMES CHANDLER   RANDY J CHANDLER   STEVEN A CHANDLER   WILLIAM BRYANT CHANDLER   SUGANTHI CHANDRAN   NIRMALRAJ CHANDRASEKAR   VENKATESH CHANDRASEKAR   BRAD D CHANEY   JACOB CHANEY
JEREMY MICHAEL CHANEY   WILLIAM CHANEY   LUE CHANG   CASEY B CHANLEY   MICHAEL ANTHONY CHANTHARASINH   ROGELIO CHAPA   CHAD A CHAPEK   BRODY LAYNE CHAPIN   ADAM P CHAPMAN   ANTHONY SHANE CHAPMAN
BEATRICE GENE CHAPMAN   DEWEY CHAPMAN   JACK CHAPMAN   JACOB A CHAPMAN   JAYCE ANDREW CHAPMAN   JOSHUA ALAN CHAPMAN   KENNETH D CHAPMAN   MICHAEL WESLEY CHAPMAN   NICHOLAS CHAPMAN
NINA DEE CHAPMAN   REBECCA ANN CHAPMAN   THAD W CHAPMAN   DILLON KYLE CHAPPELL   JUSTIN CHAPPELL   JUSTIN DWAYNE CHAPPELL   TAYLOR JAYE CHAPPELL   ZACKARY CHARBONNEAU   ALLISSA CHAREST   JAMES CHARITY
KAITLIN CHARITY   ALAN M CHARLES   CLIFTON R CHARLES   DANIEL WESLEY CHARLES   SHERWIN CHARLES   DOUGLAS WARD CHARLTON   ARULRAJ CHARMAKANI   JOSEPH M CHARNICK   BLAZE M CHASE   JAMES A CHASE
JOHN EDWARD CHASE   NICHOLAS J CHASE   RYAN EDWARD CHASTAIN   TITIANA AUMILIA-YOVONNE CHATMAN   THOMAS CHATMON   RAHUL CHAUDHARI   PARIKSHIT DINESH CHAUHAN   LINDSAY CHAUVIN   DEEPAK CHAVAN
ROHAN CHAVAN   MELISSA HERNANDEZ CHAVARIN   JOSE CHAVARRIA CAMPOS   SIXTO CHAVES   ALEJANDRO CHAVEZ   ALEJANDRO CHAVEZ   CESAR VALENCIA CHAVEZ   DENISE CHAVEZ   EBER CHAVEZ   GERARDO CHAVEZ
GILBERT SALDANA SALDANA CHAVEZ   GONZALO GONZALEZ CHAVEZ   IGNACIO JOSE JOSE CHAVEZ   JENNIFER A CHAVEZ   JONATHAN MICHAEL CHAVEZ   JORGE CHAVEZ JR   JOSE MARTINEZ CHAVEZ   JOSHUA J CHAVEZ
JOVANA MARTINEZ CHAVEZ   JULIO CORTES CHAVEZ   LEONARD MICHAEL MICHAEL CHAVEZ   LOURDES GONZALEZ CHAVEZ   MICHAEL A CHAVEZ   OMAR CONTRERAS CHAVEZ   RIGOBERTO CHAVEZ   TOMAS CHAVEZ CASTRO

MARIO CHAVEZ GUTIERREZ   PEDRO CHAVEZ SERRANO   GUELMIS CHAVEZ TORRES   CHRISTIAN RIOS CHAVIRA   EDUARDO RIOS CHAVIRA   EMMANUEL QUEZADA CHAVIRA   HUMBERTO GOMEZ CHAVIRA   RAUL RIOS CHAVIRA
ADRIAN CHAVIRA VENTURA   GELACIO CHAVIRA-VENTURA   DWIGHT CHAVIS JR   GREG B CHAVIS   JOSHUA CHAVIS   LARRY WALKER CHAVIS III   MARCUS CHAVIS   MARCUS WAYNE CHAVIS   MARSHALL CHAVIS   PATRICIA A CHAVIS
SHANNON L CHAVIS   TRACEY DENISE CHAVIS   KENAN CHEA   KEITH THOMAS CHEATHAM   ZANE D CHECKETTS   KEITH A CHEESEBORO   BRADLEY G CHELETTE   VINOTH PANDI CHELLAPANDI   GUANG XIA CHEN   MICHAEL X CHEN
TIMOTHY JULIAN CHEN   JOSHUA C CHENEY   MANUEL CHERETTI   INSAF CHERHABIL   CLINTON LEE CHERRY III   ELMER CHERRY JR   KENNETH W CHERRY   RYAN LEE CHERRY   SCOTT WENDELL CHERRY   STEPHEN MICHAEL CHERRY
SHALLYN CHESLEY   DONNA JEAN CHESNIK   CORTLIND CHESSER   DONALD CHESSOR   TAMMY CHESSOR   MARCUS WILLIE CHESTNUT   ELVIN CHEUNG   LOUIS C CHEVALIER   NICHOLAS CHIASSON   ALEXANDER CHICAS
DAVID A CHICKERY   MATTHEW CHIDESTER   NATHAN ALLEN CHILDERS II   WILLIAM SHAUN CHILDERS   ADAM DAVID CHILDRESS   BRADLEY L CHILDRESS   BRANDON W CHILDRESS   TATE ELLIOT CHILDRESS   ROBERT LEE CHILDS
SETH C CHILES   KENNETH L CHILSON   THOMAS M CHILSON   ZANE ALEXANDER CHILSON   DANIEL CHILTON   JEFFERY L CHILTON   ANTONIO DOMENGUEZ CHIMNEY JR   EUGENE KEE CHIN   MICHAEL CHIN WING   MARVIN CHINCHILLA
MARTIN AFORONWA CHINENYE   TRIBHA CHINJER   STEVEN B CHINN   GOKULNATH CHINNADURAI   VANITHA CHINNANNAN   JUSTIN LEE CHINNIS   DANIELLE CHIOLO   GREGORY E CHIOTTI   JAMES EDWARD CHIPMAN   JESSE ANDREW CHIPMAN
RILEY MORGAN CHIPMAN   ROBERT E CHIPMAN   LINDA CHIPPERFIELD   CHRISTOPHER CHIRAS   JOHN M CHISHOLM   TORY CHISLETT   CHRISTOPHER J CHISM   ANTONIO M CHISOLM   SRI ANJANI CHITTAJALLU   MASON BAKER CHITWOOD
ANDREA MAE CHIU   JOHN ANDREW CHIULLI   GRAHAM G CHLADA   LUCAS D CHMELA   PAIGE T CHMELA   KRYSTAL ANN CHOATE   DOREL ANDREIVICH CHOBANU   CONNOR AUSTIN CHOINIERE   DEENADAYALAN CHOKKALINGAM
ANDREW MICHAEL JOHN CHONG   CHUCKY CHONG   KAINOA CHONG   BRAD L CHORPENNING   SCOTT PARKER CHOURNOS   JEFFERY SCOTT CHREENE   GUY CHRETIEN   KAYLIE R CHRISMAN   ADAM J CHRISTENSEN   ADAM NEAL CHRISTENSEN
BRANDON KELLY CHRISTENSEN   CAMILLE L CHRISTENSEN   CHANDLER D CHRISTENSEN   DANA M CHRISTENSEN   DANIEL EDWARD CHRISTENSEN   DARREN CHRISTENSEN   DAVID LLOYD CHRISTENSEN   DAVID SCOTT CHRISTENSEN
EDWARD C CHRISTENSEN   KADIN TYRELL CHRISTENSEN   MARISSA BONNIE CHRISTENSEN   NATHAN CHRISTENSEN   NICHOLAS CRAIG CHRISTENSEN   PAUL J CHRISTENSEN   ZANDER R CHRISTENSEN   AARON CHRISTIAN
ALISON I CHRISTIAN   CHAD M CHRISTIAN   DAVID BRYAN CHRISTIAN   ETHAN WILLIAM CHRISTIAN   JARRED TAYLOR CHRISTIAN   PAUL W CHRISTIAN   BILLY CHRISTIANSEN   CASEY K CHRISTIANSEN   KYLER L CHRISTIANSEN
TRAVIS R CHRISTIANSEN   CHRISTOPHER J CHRISTMAN   KENT ALAN CHRISTMAN   KEVIN CHRISTMAN   ROBERT D CHRISTMAN   KENNETH L CHRISTOFFERSEN   KODY L CHRISTOFFERSEN   KOOPER L CHRISTOFFERSEN
KORT K CHRISTOFFERSEN   KIMBERLY J CHRISTY   JACOB KEITH CHRONISTER   DARYL J CHRYSLER   ALEXANDER W CHU   DANIEL J CHU   DUY CHU   PEDRO CHU   DANIEL CHUC   JOSE A CHUC   NOE CHUC   JAYDEN J CHUPP
WILLARD F CHUPP   TAVIN K CHURCH   DENNIS VON CHURCHWELL JR   TAM RENEE CHURCHWELL   BLAZE CHURKO   JASON W CIEPIELA   KEITH S CIEPIELA   ADAM J CIEPLUCHA   ABBYGAIL M CIFALDI   DIEGO CIFUENTES   KARLA CILLIS
KEITH A CILLS   JOSE M CINTRON   NICHOLAS JAMES CIOCCA   KATHY ANN CIONI   CATHERINE L CIPRA   JOSEPH W CIPRA   KRISTIN CIPRIANI   PAT CIRILLO   FRANCISCO A CISEROS DIAZ   CARLOS ANGUIANO CISNEROS
CASIMIRO G CISNEROS   MARC C CISNEROS   RAUL CISNEROS   RICARDO CISNEROS   MANUEL CISNEROS ALCALA   DEREK LEE CISZEK   ANTHONY CITO   BRIAN W CIZEK   CLARENCE CLANTON   DERRICK MICHAEL CLANTON
JEFFERY E CLANTON   KIMBERLY B CLANTON   KYLEE MICHAEL CLANTON   ADAM R CLARK   ADRIENNE A CLARK   ALLEN CLARK   AMY CLARK   ANDREW DOYLE CLARK   ANGELA CLARK   BARRY A CLARK   BENJAMIN M CLARK
BRANDI L CLARK   CHALE VERDELL CLARK   CHARLES R CLARK JR   CHRISTIAN THOMAS CLARK   CHRISTOPHER CLARK   CHRISTOPHER RAYMOND CLARK   COLBY W CLARK   CORY J CLARK   DALE O CLARK   DANA RICHARD CLARK
DAVID D CLARK   DUSTIN L CLARK   DYLAN ROBERT CLARK   ELLIOT JERMAINE CLARK   GERALD W CLARK   JACK ALAN CLARK   JAMES REESE CLARK   JAMES W CLARK   JASON L CLARK   JASON L CLARK   JASON M CLARK   JASON S CLARK
JEFFREY T CLARK   JOANNA CLARK   JOSHUA MICHAEL CLARK   JOSHUA WAYNE CLARK   JUSTIN L CLARK   KEVIN O CLARK   KYLEE A CLARK   LANE THOMAS CLARK   MARK H CLARK   MASHESHA A CLARK   MICHAEL CLARK
MICHAEL EDWARD CLARK   MICHAEL EUGENE CLARK   NATHAN ALEXANDER CLARK   NATHAN ERIC CLARK   NICHOLAS L CLARK   PHEYLAN C CLARK   QUINTIN JERRELL CLARK   RICHARD FRANKLIN CLARK II   ROBERT C CLARK
ROBERT D CLARK   ROBERT E CLARK   RYAN J CLARK   SARA K CLARK   SCHWANDA WILKINS CLARK   SHEA ELAINE CLARK   SHOWAN O CLARK   STEVE MILES CLARK   STUART P CLARK   TEDDY CHRISTOPHER CLARK   THOMAS M CLARK
TIMOTHY DEE CLARK   TODD E CLARK   WILLIAM B CLARK   WILLIAM BRYAN CLARK   ZACHARY CLARK   BRIAN CHRISTOPHER CLARKE   CHRISTOPHER CLARKE   DANIEL SCOTT CLARKE   JOHN CLARKE   PHILLIP L CLARKE
TRENT NATHANIEL CLARKE   LIAM M CLARKE-PORTILLO   ADAM PAGE CLARY   CAMERON LEWIS CLARY   ELYSSA B CLASSEN   WILLIAM E CLATTERBUCK   SAVANA D CLAUSEN   JOBEN CLAVECILLAS   DAVID L CLAVELL   PETER CLAVELL
COOPER SCOTT CLAWSON   SCOTT P CLAWSON   TATE J CLAWSON   ANDREW CLAY   BRANDON JERELL CLAY   CALEB ALONZO CLAY   COLTON MICHAEL CLAY   CORY CLAY   CUTLER T CLAY   DAVID BRETT CLAY   MICHAEL E CLAY
CHAS CLAYBAUGH   HERROD CLAYBROOKS III   JUSTIN CODY CLAYBURN   MATTHEW CORY CLAYCOMB   MATHEW CLAYDON   DUSTY L CLAYTON   JAKE CLAYTON   KEITH L CLAYTON   MARK CLINTON CLAYTON   MATTHEW E CLAYTON
MICHAEL T CLAYTON   SHERRI CLAYTON   LUCINDA FERN CLEAVER   KENNY J CLECKNER   PAUL T CLEGG   ROBERT J CLEGG   CURTIS S CLEM   JUSTIN GLENN CLEM   CHELSEY BLANK CLEMENT   ANGELA D CLEMENTS   DUSTIN CLEMENTS
JEREMY ALLEN CLEMENTS   STEVEN CLEMENTS   STEVEN CHRISTOPHER CLEMENTS   WILLIAM MICHAEL CLEMMONS JR   BRANDEE F CLEMONS   CAMERON MICHAEL CLEMONS   JAEDON ISAIS CLEMONS   JERRY FARISH CLEMONS
DUSTIN B CLERICI   DESTRY R CLESTER   CHARLES DANNY CLEVELAND JR   DAVID MATTHEW CLEVELAND   JAMES R CLEVELAND   TERRY SHAUN CLEVELAND   XAVIER D CLEVELAND   HERMAN D CLEVENGER   JOHN W CLEVERINGA
JOHN W CLEWIS   STEVEN L CLIBORNE   COLTON MICHAEL CLIFFORD   EARL ANDREE CLIFFORD   NATHAN E CLIFFORD   JOSIAH SAMUEL CLIFFTON   ALAN RAY CLIFTON   CARL A CLIFTON   MICHAEL G CLIFTON   JUSTON ROY CLIMER
JORDAN M CLINE   MAXWELL E CLINE JR   REMINGTON CLINE   RODNEY W CLINE   SCOTT CLINE   SCOTT R CLINE   RANDALL E CLINES   STEVE CLINES   ANGELA ANNETTE CLINESMITH   JAMES L CLINGAN   CODY JAMES CLINTON
SCOTT CLODD   ROSS E CLODFELTER   JOSEPH A CLORE   COLTON MICHAEL CLOSE   JOSHUA NATHANIEL CLOSSON   JOSHUA CLOUGH   MICHAEL E CLOUGH   HUNTER C CLOUSE   TRAVIS CLOUSE   CHAD A CLOWDUS   SAMUEL PERCY CLOWNEY
TANNER D CLOYD   CHAD M CLYDE   KATI CLYDE   KENDALL CLYDE   NOAH CLYDEN   JESSE LANCE COAN   TYSON D COATE   MICHAEL BALLARD COATES JR   WILLIAM A COATES   WILLIAM MICHAEL COATES   MARK COATNEY
BRAYDON DOYLE COATS   JAMIE RUSSELL COATS   JOSEPH COATS   CURTIS COBB   DAVID K COBB   KERRY LAMONTE COBB   KYLE COBBLEY   JUAN DIAZ COBIAN   CHAD J COBLE   DANIEL TUCKER COBLE   SARAH A COBLE
JENNIFER ERIN COBLITZ   MICHAEL JONATHAN COBOS   JEFF COBURN   RELLY COBURN   TODD K COBURN   BRADY CHASE COCHRAN   CALEB COCHRAN   CHRISTOPHER A COCHRAN   GEORGE PAUL COCHRAN   KIMBERLY ANN ANN COCHRAN
MARY A COCHRAN   TIMOTHY A COCHRAN   TIMOTHY D COCHRAN   JACOB C COCHRANE   DAVID J COCKCROFT   DANNY ROBERT COCKERELL JR   CHRISTOPHER JACOB COCKERHAM   RAYMOND W COCKRELL   CHAD J COCKRIEL
RHONDA M COCKRIEL   DEVIN COCKROFT   BRAD WALTER CODY   SEAN CODY   SEAN E CODY   STEVEN DWAINE CODY   EVANGELINE COE   LORENZO COE   EVERTON M COELHO   JEFF COEN   JEFFREY A COEN   BRYAN COEYMAN
VALERIE ANN COFFELT   KEITH E COFFENBERRY   JOSHUA S COFFER   LE PAULI COFFEY   MELANIE COFFEY   CALEB SCOT COFFING   ERIC D COFFING   RILEY EVAN COFFING   CRAIG LAWRENCE COFFMAN   GLENN D COFFMAN
JAMES E COFFMAN   PAUL JACOB COFFMAN   SHAWN BRIAN COFFMAN   VERONICA LYNN COFFMAN   CLINTON R COGBURN   CRAIG COGDELL   STEVEN C COGDELL   PAUL W COHEE   DELVIN R COHEN   BAILEY ALLAN COHICK
JAMES R COHN   DAVID COKE   BELINDA W COKER   CHADWICK T COKER   DEXTER BYRON COKER   GARRETT QUENTIN COKER   GARY L COKER   JAMES M COKER II   JONAH COKER   JULIAN SCOTT COKER   LINWOOD RUSSELL COKER
MARK DAVID COKER   MATTHEW KIRBY COKER   PEYTON MATTHEW COKER   REED L COKER   REGGIE SMITH COKER JR   TERRY G COKER   MARK D COLANTUONO   PATRIC JAMES COLBERT   SEAN A COLBERT   DAN COLBOURNE
CHRISTINE S COLBURN   ZACHARY TYSON COLBURN   AARON L COLE   AIDAN MICHAEL COLE   ALBERT L COLE   ALLYN COLE JR   BRETT LARON COLE   BRIAN A COLE   BRYCE MICHAEL COLE   CASEY CONNOR COLE   CEDRIC DION COLE
DAMIEN D COLE   DAVID E COLE   DAWN R COLE   DOUGLAS J COLE   FORREST ROBERT COLE   FREDERICK J COLE III   HEATHER K COLE   JACOB PAUL COLE   JOHN THOMAS COLE III   JUSTIN BRUCE COLE   KEITH NEWTON COLE
MATTHEW JOSEPH COLE   MICHAELA HALEY COLE   MONICA S COLE   ONOME KELLY COLE   RANDY COLE   ROBERT A COLE   ROBERT A COLE JR   ROBERT JAMES COLE   RYAN COLE   RYAN TYLER COLE   TERRY L COLE JR   TRACE COLE
WILLIAM MARLON COLE   AARON LEE COLEMAN   ANTHONY DEWAYNE COLEMAN   CALVIN L COLEMAN   DAVID W COLEMAN   DEREK O COLEMAN   DEVIN WAYNE COLEMAN   ERVIN L COLEMAN JR   FRANCIS JAMES COLEMAN
JAMES COLEMAN   JEFFREY P COLEMAN   L B COLEMAN JR   MAURICE COLEMAN   TAMARA L COLEMAN   ZACHARY COLEMAN   JEFFREY L COLER   DWAYNE J COLES   KATHERINE M COLEY   VICTOR ALFONSO COLINDRES MEJIA
JOVANNI RICARDO COLLADO   RICARDO COLLADO   DARRIN R COLLARD   HARLEY D COLLARD   ELEAZAR COLLAZO   DUSTIN COLLEDGE   ROBERT H COLLEY   ROBIN COLLEY   CHRISTOPHER LEE COLLIER   JEREMY ROSS COLLIER
JESSE EUGENE COLLIER   JIMMY W COLLIER JR   JOSEPH WHITE BUCK COLLIER   KAMERON KYLE COLLIER   KASON C COLLIER   KYLE R COLLIER   LLOYD H COLLIER   NATHAN PIERCE COLLIER   AUSTIN DWIGHT COLLINS
CANDANCE BELINDA COLLINS   CARL COLLINS   CHARITY MELISSA COLLINS   CHARLIE THOMAS COLLINS   CHRISTOPHER J COLLINS   COLLEEN ASHLEY COLLINS   CONSTANCE L COLLINS   COREY S COLLINS   DAVID L COLLINS
DAVID R COLLINS   ERIC P COLLINS   ERIC R COLLINS   GREGORY J COLLINS   HUNTER C COLLINS   JASON GLEN COLLINS   JERALD K COLLINS   JOSHUA COLLINS   JOSHUA COLLINS   LOUIS E COLLINS   MADELINE CARLISLE COLLINS
MARK E COLLINS JR   NICK C COLLINS   ROBERT E COLLINS   ROBYN ASHLEY COLLINS   RYAN MICHAEL COLLINS   STEPHEN J COLLINS   STEVEN DANIEL COLLINS   ZACHARY JACKSON COLLINS   ZACHARY TYLER COLLINS
HUNTER CHASE COLLINSWORTH   MICHAEL R COLLOM   TROY S COLMAN   ETHAN COLMENERO   ADAM INRI COLON   ANGEL L COLON   CARLOS E COLON ORTIZ   MELVIN COLON SOLIVAN   TANYA L COLQUITT   GEORGE R COLSON
BRIAN COLTON   ROBERT K COLTON JR   SALVATORE CONSTANTINOS COLUCCIO   BRYAN DAVID COLVIN   ANGELA KAY COLWELL   SHAVONDA L COMAGE   IOAN COMAN   TREY-VON ANTHONY COMBO   AMY J COMBS   BILLY R COMBS
DANIEL PAUL COMBS   GARY F COMBS   HOLLI ANN COMBS   JASON J COMBS   KARITA GAYLE COMBS   RICKY L COMBS SR   TIMMY ALLEN COMBS   CALVIN E COMBS-CALDWELL   TORY COMEAUX   CHRISTOPHER DEAN COMER
CAROLINE M COMFORT   ROBERT G COMFORT   JUSTIN BLAKE COMLY   ROBERT AMMON COMLY JR   GREGORY A COMMANDER   DAITWAN RASHAAD COMMODORE   KATE H COMPAGNO   BRENDON JOE COMPOGNO   DALTON THOMAS COMPTON
JACK LAWRENCE COMPTON   JOSEPH EDWARD COMPTON JR   RICHARD SCOTT COMPTON   SAMMUAL J COMPTON   TERRY COMPTON   ADAM J COMSTOCK   JAMES G COMSTOCK   JASON A COMSTOCK   GEORGE CONANAN
PHOEBE CONANAN   DANISHKA CRISTAL CONCEPCION ARROYO   MICHAEL CONCILIO   TYLER A CONDAME   SERGIO S CONDE-AYON   CAMERON TY CONDER   JOSEPH ALEXANDER CONDER   REBECCA JANE CONDIT   FERNANDO CONDOR VICTORION
CHRISTINA PAIGE CONDRAY   JEREMY JAMES LEE CONDRAY   SHAWN D CONDREY   THOMAS CONDRIN   SHELBY P CONERLY   AIMEE M CONGLETON   PETER CONICK   CHRISTOPHER JOHN CONKLIN   CLARE L CONKLIN   LUKE EDWARD CONKLIN
ERIC WILLIAM CONKRIGHT   JAMES DILLAN CONKRIGHT   STEVEN A CONKRIGHT II   BRENT ANTHONY CONLEY   BRIAN LESLIE CONLEY   CLARK C CONLEY IV   JOSH CONLEY   RICHARD LADEN CONLEY   TIMOTHY E CONLIN   CHAYNE E CONLY
DARCE CONNELL   FOREST CONNELL   ZACK ANDREW CONNELL   ANDREW HARRISON CONNELLY   JACQUELINE KAY CONNELLY   MATTHEW GRAY CONNELLY   BEN A CONNER   CALEB L CONNER   CHRISTOPHER A CONNER
SHAWN M CONNER   TIMOTHY CONNER   WILLIAM D CONNER   CHRISTOPHER AUSTIN CONNERS   PATRICK CONNOLLY   DANIEL RAY CONNOT   THOMAS L CONOUR II   KIRBY ANTHONY CONOVER   MICHAEL L CONOVER   SCOTT A CONOVER
WILLIAM LEE CONOVER   CHARLES EARL CONRAD   CHRISTIAN JOHN CONRAD   JOSEPH RAY CONRAD   KYLE CONRAD   MICHELE RENEE CONSLEY   JOSHUA LYNN CONSTABLE   PASCAL CONSTANTINEAU   KASEY L CONTENT
JOSEPH MICHAEL CONTI   ALBERT E CONTOIS JR   CESAR MARISCAL CONTRERAS   CRYSTAL M CONTRERAS   DIEGO ARIAS CONTRERAS   JOSE A CONTRERAS   JOSE M CONTRERAS   MARTIN DOMINGUEZ CONTRERAS   MIGUEL CONTRERAS
PEDRO CONTRERAS   ROBERTO CONTRERAS JR   EDGAR CONTRERAS GONZALEZ   STEVEN J CONWAY   PHILLIP M CONYERS   GARRETT LOGAN COOGLER   AARON COOK   AARON WAYDE COOK   ANDREW LYNDON COOK   AUSTIN MICHAEL COOK
BRANDON COOK   BRYAN DAVID COOK   CHRISTOPHER D COOK   CHRISTOPHER E COOK   CODY R COOK   DALE J COOK   DANIEL P COOK   DUSTIN L COOK   EDWARD COOK   FRANCIS J COOK   JAMES D COOK   JASON N COOK
JOHNATHON BLAKE COOK   JOSHUA COOK   JOSHUA LEE COOK   KENNETH SHANE COOK   PATRICIA ANN COOK   PRESTON W COOK   RICHARD COOK   RICHARD A COOK JR   RICHARD ALLEN COOK   RICK L COOK   ROBERT JASON COOK
RUSSELL L COOK   SCOTTIE L COOK   STONEY H COOK   THOMAS COOK   TIMOTHY C COOK   TIMOTHY W COOK   TODD J COOK   VINCENT COOK   WENDI PATRICIA COOK   AUSTIN JOSEPH COOKE   BENJAMIN DAVID COOKE
CLARENCE JOSEPH COOKE   WILLIAM J COOKE   FRANK L COOKS   DRAKE WAYNE COOKSEY   DUSTIN T COOL   MATTHEW R COOL   MICHAEL COOLEY   MICHAEL TODD COOLEY   CHAD D COOMBS   CHRISTOPHER R COOMBS
CURTIS ANDREW COOMBS   FAWN M COOMBS   MICHAEL JAMES COOMBS   BRENT STEPHEN COOMES   COLLIN COOMES   KRISTOPHER COONROD   ALTON J COOPER   ANN COOPER   AUSTIN JAMES COOPER   BENTON J COOPER
CHARLOTTE LEE COOPER   CHRISTOPHER B COOPER   CORY A COOPER   DANNIE COOPER   DONALD E COOPER JR   DOUGLAS LANG COOPER   GARY L COOPER   JASON COOPER   JEREMY M COOPER   JERRY DEAN COOPER   JOHN COOPER
JORDAN ANDREW COOPER   JORDY COOPER   JOSHUA COOPER   KEDEDRIQUE DWAYNE COOPER   KEITH COOPER   LAURA COOPER   LISA RENEE COOPER   LORI MARIE COOPER   LORRAINE COOPER   MARK D COOPER
MARK ELLISON COOPER   MARKCUS D COOPER   MATTHEW DAVID COOPER   MATTHEW J COOPER   MELISSA KAY COOPER   NATHAN COOPER   NATHANIEL B COOPER   RICHARD COOPER   ROBERT S COOPER   ROGER D COOPER
RONALD C COOPER   SAMUEL K COOPER   THOMAS E COOPER   TRAVIS DEE COOPER   TREVOR COOPER   WENDY COOPER   WILLIAM C COOPER II   ZACHARY CHARLES COOPER   EDWARD COOPWOOD   SCOTT COOTE   ANDREW G COOTS
JOSHUA CHASE COPE   ROBERT L COPE   TERA ANN COPE   ANGELA BENITA COPELAND   BENNY LEE COPELAND   BILLY COPELAND   CHARLES ANTHONY COPELAND   JASON H COPELAND   JOSHUA R COPELAND   MADISON COPELAND
STEPHEN W COPELAND   CAROLYN A COPENHAVER   BRIAN T COPLEA   DAVID COPLEY   MATTHEW W COPLEY   MICHAEL S COPLEY   BRIANNA LEIGH COPPOCK   DOUGLAS MARTIN COPPOCK   HATTIE JO CORBETT   ROBERT B CORBETT
TAYLOUR LYNN CORBETT   AARON CORBIN   ARNOLD P CORBIN   BRETT A CORBIN   BRANDON B CORBITT   DAYNE R CORBRIDGE   JOHN CORDEIRO   FREDDY J CORDERO   RICHARD J CORDERO   RYAN D CORDIAL   OWEN CORDINGLEY
PHILIP CORDIVANO   ALEJANDRO CORDOVA   ARMANDO CORDOVA   BILL CORDOVA   ESTEBAN GUARDADO CORDOVA   MARIA L CORDOVA   PATTY CORDOVA   STEVEN CORDOVA   CARLOS H CORDOVA MATA   FRANCIS ELLIOTT CORDREY JR
MICHAEL J CORDUA   NICHOLAS J COREA   GREGERY A COREY   BRENDAN CORIANO   MILICA CORIC   THOMAS M CORLETT   CHADWICK D CORLEY   CLINT CORLEY   JOHNIE CLAYTON CORLEY III   KIMBERLY R CORLISS   GLENN E CORN
MIHAI CORNEI   TODD CORNEILSE   ERIC PHILIP CORNEILSON   DELFINO C CORNEJO   ISMAEL CORNEJO   MIGUEL ANGEL CORNEJO   ABISAG CORNELIO   BREVAN T CORNELIUS   FRANCIS B CORNELIUS   KAREN MARIE CORNELIUS
EMILIE FAITH CORNELL   ROBERT S CORNELL   BEN D CORNETT   CASEY JOHN CORNETT   JASON P CORNETT   JUSTIN MICHAEL CORNETT   LEAH R CORNETT   MICHAEL J CORNETT   DEREK L CORNISH   JAMES W CORNISH   JOHN R CORNISH
TREVOR CORNISH   DUSTIN T CORNS   JEREMIAH L CORNWELL   SHANE CORNWELL   TAMI ROBINETTE CORNWELL   FRANK CORONA   GLORIA CORONA   PEDRO CORONA   RODOLFO CORONA   RODOLFO DIAZ CORONA
JOSE A CORONA RIVERA   GISELA RIVERA CORONADO   JUVENTINO CORONADO JR   DEAN-AUSTIN CURTIS CORPREW   DAVID CORR   RICKY ADAM CORRAL   MANUEL CORRAL QUEZADA   JOSE GARCIA CORRALES   JOSE L CORREA
EDUARDO A CORREA-CORTEZ   SCOTT DONALD CORREIA   JOHN CORRISTON JR   MELINDA JEANNE CORSAW   JOSEPH F CORSI   JAVIER ARREOLA CORTES   LUIS JUAREZ CORTÉS   ANDREW CORTESE   ADRIAN CORTEZ   ARTURO CORTEZ
CARLOS GONZALEZ CORTEZ   EDGAR CORTEZ   JOSE CORTEZ   JUAN A CORTEZ   MARIO G CORTEZ   NOE RUVALCABA CORTEZ   OMAR CORTEZ   FRANCISCO J CORTEZ GUEVARA   JESUS CORTEZ VEGA   CATHY CORTNER
KEITH ALLEN CORTOPASSI   DEBORAH A CORVAGLIA   BRANDON CORWIN   JAYCEN COSENS   BRANDON LEE COSMAN   PAUL L COSMAN   JAMIE COSSAR   BILLY COSSE   JONATHAN COSSE   CAMERON A COSSETTE   COLIN C COSSETTE
CHRISTINA D COST   DILLON MITCHELL COST   MICHAEL CRAIG COST   ANIBAL W COSTA   EDMOND M COSTA   MICHAEL K COSTALES   BUFORD D COSTEPHENS JR   COLIN BRANDT COSTEPHENS   CODY COSTLEY   ERIC COTE   ERIN M COTE
JESSY COTE   JOHN E COTE   JOSEPH ROBERT COTE   JUSTIN P COTE   FRANÇOIS CÔTÉ   EDDIE A COTHRAN   JONAS D COTLER   PEDRO E COTOC SANCHEZ   CHRIS N COTSONES   JAMES COTTA   DOUGLAS L COTTAM   AARON WAYNE COTTEN
CLINTON DALE COTTEN   JAMES D COTTEN   PHILLIP A COTTEN JR   GRAYSON THOMAS COTTINGHAM   BROCK ERWIN COTTLE   MELISSA R COTTLE   BLAIR COTTON   CATHERINE COTTON   JEREMY R COTTON   ROBERT COTTON
WILLIAM COTTON   CARL CHRISTIANSON COTTRELL   CALEB W COUCH   CHRISTOPHER R COUCH   DOROTHY LYNN COUCH   EMILY LOUISE COUCH   LYDIA COUCH   THOMAS A COUCH   ZACHARY MICHAEL COUEY   CODY COUGHLAN
STEVE COUGHLAN   DENNIS COUGHLIN   NEAL W COULARDOT   ETHAN COULAS   STEFAN COULOMBE   BRIAN KEITH COULTER   TOM COULTER   CARL E COUNCE   JASON COURCHENE   CHARLES COURNOYER   BRANDON J COURTNEY
JONATHAN J COURTNEY SR   JOSHUA COURTNEY   NATHAN N COURTNEY   NICHOLAS C COURTNEY   RYAN C COURTNEY   TROY E COURTNEY   JASON C COURTRIGHT   BARRY WILLIAM COUSAR   FRANCOIS COUSINEAU   JOSHUA R COUSINS
MICHAEL A COUSINS   ROBERT E COUSINS   WILLIAM C COUSINS   SAM COUSSENS   JACOB COLBY COUTERMARSH   TYLER ANTHONY COUTERMARSH   ROGER COUTU   CHRIS COUTURE   ALBERTO I COVARRUBIAS
ALEJANDRA MIRAMONTES COVARRUBIAS   JUAN MIRAMONTES COVARRUBIAS   LUCAS REX COVAULT   JOSEPH E COVELL   KRISTOFER KYLE COVER   DANIEL COVERDALE   CAROL L COVINGTON   DARYL WAYNE COVINGTON JR
COREY S COWAN   KAHARRI RENEE COWAN   LARRY JAMES COWAN JR   ELEANOR A COWAN-HUNTER   CHRISTOPHER D COWARD   JOEY G COWARD   RAYE ANN COWARD   ROGER D COWARD   RYAN E COWARD   THOMAS W COWARD
JOSH COWARD-MILLETTE   DAVID N COWART   DORIAN ANTON COWART JR   JUSTIN KAINE COWART   STEVE COWART   TRENTON CHASE COWLEY   JOSHUA L COWLISHAW   ALEXIS VICTORIA COX   AUSTIN D COX   BARBARA LESHEA COX
BILLY COX   BRIAN E COX   CASEY GENE COX   CEDRIC N COX   CHRISTOPHER JASON COX   CHRISTOPHER S COX   DANIEL M COX   DANNY L COX   DAVID L COX   DAVID W COX   DAWN M COX   DEWAYNE K COX   DONALD S COX
DOUGLAS A COX   DYLAN ANDREW COX   DYLON DELANE COX   GUY FRANKLIN COX JR   JASON A COX   JEANNE MARIE COX   JERRY L COX   JESSICA NICOLE COX   JOHN PERRISH COX II   JOHNNY CARLTON COX II   JORDAN KEITH COX
JOSEPH L COX   JOSEPH M COX   JUSTIN L COX   KEVIN L COX   LANDON V COX   LEO CAMERON COX   MECHELLE LYNN COX   NATHAN R COX   PATRICK A COX   REBECCA COX   ROBERT COX   RODNEY MICHEL COX   ROGER DALE COX JR
SAMUEL R COX   STACY DIANA COX   VIRGIL L COX   WILLIAM T COX   TRACIE L COX NEWELL   CALEB THOMAS COY   DARYL D COYLE   LEWIS ELWOOD COYLE   REMINGTON A COYLE   DAVID R COZART   GUY E COZINE   ROBERT K COZINE
GAGE ERIC CRABTREE   JACKIE M CRABTREE   JENNIFER L CRABTREE   RICHARD L CRABTREE   LOLA M CRADDOCK   MICHAEL RAY CRADDOCK   COLLIN NEIL CRAFT   THOMAS GLENN CRAFT   WILLIAM M CRAFT   BRIAN M CRAGER
CHARLENE CRAGER   JEREMY D CRAGER   SABATHA CRAGER   WARREN E CRAGO   SHAYNE CRAGUN   AMY L CRAIG   BRANDON ELLIS CRAIG   DANIEL L CRAIG   DAVID EDWARD CRAIG   DONALD W CRAIG   JOSHUA LEVI CRAIG
LEWIS DAMON CRAIG   MARIA C CRAIG   MICKEY WAYNE CRAIG   PAMELA JILL CRAIG   ROBERT K CRAIG   TIMOTHY V CRAIG   WESLEY L CRAIG   WILLIAM JEFFREY CRAIG   J BARTON CRAIN   MICHAEL F CRAINE   NICOLE M CRAMBLETT
LOGAN ANDREW CRAMER   BRENT W CRANDALL   MARK CRANDALL   RIC A CRANDELL   CHRISTOPHER A CRANE   MARK THOMAS CRANE   NICOLE DEIDRE CRANE   KC J CRANER   EYAN ALLEN CRANK   STEVEN VERNARD CRANKFIELD JR
MARK W CRANSTOUN   RODERICK CRATIC   KOLTON CRAVALHO   AUBREY DWAYNE CRAVEN   ROY B CRAVEY   BRITTANY LEE CRAWFORD   DAVID W CRAWFORD   DUSTIN LOWELL CRAWFORD   GARY CRAWFORD   JACOB R CRAWFORD
JAIRUS KHALI CRAWFORD   JAMES RICHARD CRAWFORD   JIMMY R CRAWFORD   JORDAN MAXWELL CRAWFORD   JOSHUA MILLER CRAWFORD   MARSHALL CRAWFORD   MARTIN LOGAN CRAWFORD   MITCHELL V CRAWFORD
RICKIE D CRAWFORD   CURTIS ROSCO CRAWLEY   DAVID CRAYCRAFT   ERIN E CRAYCRAFT   MELISSA CRAYTON   ROBERT DEMONT CRAYTON   DODRICK DENARD CREAG   TERRY J CREAGER   MICHAEL DAVID CREAMER   LLOYD D CREASEY
JAMES H CREASY   RANDALL D CREASY   TERRENCE R CREASY   NANCY M CREBS   CARL E CRECY   TIMOTHY WILLIAM CREE   AUSTIN J CREECH   JOHN LOGAN CREECH   LANDON M CREECH   ROBERT HEATH CREECH   JEROME CREEK
JOSE CREEK   META D CREEK   HEATHER L CREELY   HOWARD F CREGER   DANIEL B CREMER   JAMES D CREMER   MARK E CREMIEUX   JAMES T CRENSHAW   ANTHONY PAUL PAUL CRESPIN   JEFFREY E CRESTO   ORIANNE MARION CRETUAL
MARC-OLIVIER CREVIER-MORIN   MARK A CREW   GAGE CREWS   LEWIS DIAL CREWS IV   TED DOUGLAS CREWS   DUSTIN CREWSE   DAVID B CRIBB   JOHN W CRIBB JR   STEPHEN R CRIBB   THOMAS R CRIBB JR   JEFFREY D CRICK
HAZEN CRIDDLE   COREY STUART CRIDER   KARAH-LYN MARIANA CRIHFIELD   LEROY CLARK CRILE JR   HEATHER A CRILL   JORDAN CRILL   LESTER L CRIM   NICHOLAS D CRIM   REBECCA ANN CRIM   ERIC CRINER   BRENNEN DUKE CRINKLAW
KELLY CRIPPS   TAMARA L CRISPIN   RANDY CARL CRIST   RICHARD R CRIST   RICKY ALLEN CRIST   ROBERT A CRIST   RYAN J CRIST   JERRY W CRISWELL   LARRY GARROLD CRITES   RONALD G CRITES   HUNTER CRITTENDON
KIMBERLY MARIE CROCE   GARY N CROFT   MELISSA CROFT   ROBERT G CROLL   AUSTIN SCOTT CROMER   JAMES HOYLE CROMWELL   ADAM CHARLES WAYNE CRONIN   SHANNON L CRONIN   ROBERT M CRONK   SCOTT CRONK
WILLIAM RAY CROOK   PAUL P CROOKE   GREGORY A CROOKER   LLOYD CROOKS   MATTHEW J CROOKS   NORMAN D CROOKS   GREGORY T CROSBY   JOSHUA LEE CROSE   BLAKE P CROSHAW   BRENDA CROSHAW-PORATH
ANTHONY RAY CROSS   CHRISTOPHER C CROSS   DERRICK ONEAL CROSS   ISABELLA LEE CROSS   JAMES CROSS   JAMES E CROSS   MICHAEL A CROSS   PHILLIP R CROSS   REBECCA LOUISE CROSS   STEPHEN E CROSS   JENNIFER CROSSETT
ERYKA N CROSSLEY   JEREMY JOHN CROSSLEY   DAKOTA CHEYENNE CROSSLIN   BRIAN KEITH CROSSNO   CHAD ELLIS CROSSNO   DUSTIN M CROTHERS   TIMOTHY P CROTHERS   MARCUS G CROTTS   JEFFERY L CROTTY
CHRISTOPHER E CROUCH   CHRISTOPHER R CROUCH   COLBY D CROUCH   GARY L CROUCH   JONATHAN SHAWN CROUCH   TAMMY CROUGH   ANDREW LENZY MASON CROUSE   TRAVIS CROUSON   CHARLES A CROUSSER   FREDRIC L CROW
HAROLD D CROW   LEONARD CLARKSTON CROW   WESLEY DYLAN CROW   JAMIE D CROWDEN   BENJAMIN CROWDER   CARL A CROWDER   JAMES DEAN CROWDER   JAMES LARRY CROWDER JR   CHRISTOPHER W CROWE   JEFFERY CROWE
LIDALE LIRONE CROWE   PHILIP DOUGLAS CROWE   CHAD W CROWELL   CRAIG SCOTT CROWELL   DAVID L CROWELL   DAVID M CROWELL   JAMES CROWELL   SEAN C CROWELL   SHAWNITA TAMIKA CROWELL   WILLIAM C CROWLEY
KIMBERLY R CROWN   KENNETH CHAD CROWSON   CHAD A CROWTHER   CASSANDRA CROYLE   MARSHALL CRUDUP   DANIEL CRUICKSHANK   RAYMOND CRUICKSHANK   CHRISTOPHER MATTHEW CRUM   NICHOLAS CRUM
JAMES A CRUMLEY   JAMES CRUMM   TERRANCE LAMAR CRUMMIE   MICHAEL A CRUMP   STEPHANIE RACHELLE CRUMP   JARRET CRUMPTON   TANNER WILEY CRUMPTON   TRACE CLINTON CRUMPTON   ZACHARY GLENN CRUMPTON
MICHAEL SETH CRUNK   NICHOLAS D CRUNK   RONALD J CRUSE   JADEN CHASE CRUTCHER   MARIBETH CRUTCHER   TRAVIS W CRUTCHER   JORDON CRUTCHFIELD   ADRIAN CRUZ   ALONSO BENJAMIN CRUZ JR   ANDRES CRUZ
AQUILINO ESPINOZA CRUZ   CARLOS JUAN CRUZ   CHRISTIAN S CRUZ   DAVID T CRUZ   DIANE CRUZ   EDDIE CRUZ   GONZALO CRUZ   ISRAEL G CRUZ   JESSICA CRUZ   JOSE SEPULVEDA CRUZ   JOSHUA GIOVANNI CRUZ   JUSTIN R CRUZ
KEVIN CRUZ   MARCELO CRUZ   MARISELA CRUZ   MATTHEW CRUZ   RUDY L CRUZ   SIDNEY JOSEPH CRUZ   TITO CRUZ JR   YOLANDA CRUZ   CHARLIE OSCAR CRUZ DIAZ   FRANCISCO CRUZ GUZMAN   CARLOS A CRUZ PRADO
JACOB CRUZ ZAVALA   JOSE LUIS CRUZ ZAVALA   ADAM WYATT CRYER   RALPH CRYER   GREGORY M CRYSLER   JONATHAN CUADRADO DIAZ   FELTON B CUCH   PIETRO CUCINOTTA   MICHAEL CUDE   TIMOTHY JERRAD CUDE
CARLOS CLEMENTE CUELLAR   JAVIER J CUERVO GARCIA   CARLOS CUETO   ERWIN VAZQUEZ CUEVA   CARLOS ROBLES CUEVAS   ERIK CUEVAS   JAIME A CUEVAS   JAMES IAN CUEVAS   DUSTIN EMMANUEL CULBERSON
BRANDON JAMES CULBRETH   CHARLENE TOY CULLEN   JASON M CULLEN   JADY CULLINS   MICHAEL CULLY   DAVID GLENN CULP   MICHAEL CULP   ERIC D CULPS   MICHAEL ALLEN CULPS   SHELDON CUMBERBATCH   ROBERT R CUMBIE JR

TERRI CUMBIE   DONALD CUMINGS JR   JERAMIAH LEE CUMMINGS   JOHNATHAN DAVID CUMMINGS   MARK CUMMINGS   CAMERON SCOTT CUMMINS   MOSES TUAN CUNG   VAN BIAK CUNG   BLAKE FORREST CUNNINGHAM
BRANDON W CUNNINGHAM   BRIAN CUNNINGHAM   BRIAN E CUNNINGHAM   CHON T CUNNINGHAM   CHRIS C CUNNINGHAM   DUSTIN ERIK CUNNINGHAM   JACOB R CUNNINGHAM   JON JACOB CUNNINGHAM   JOSEPH R CUNNINGHAM
JUSTIN K CUNNINGHAM   MARK WILLIAM CUNNINGHAM   MATT W CUNNINGHAM   QUINN CUNNINGHAM   SEAN R CUNNINGHAM   TIMOTHY J CUNNINGHAM   FRANKLIN DAVIES CUNUPP   BRAD LEE CURBOW   DUSTIN WAYNE CURCIO
KYLE TREVOR CURETON   JUSTIN M CURL   STEPHANIE ILENE CURL   FRED CHANDLER CURLEY   IRENE M CURLEY   CAGE R CURLIN   KYLE D CURLIN   TROY D CURLIN   ADAM LEELAN CURREY   ANTHOL D CURRIE   JOHN K CURRIE
MATTHEW JOHN CURRIE   RUSSELL ALLEN CURRIE   TERRYN CURRIE   TYLER CURRIE   MICHAEL D CURRIN   RICKY NELSON JR CURRIN JR   ANDREW J CURRY   BRANDI J CURRY   BRYSON SYLVANDER CURRY   JACOB S CURRY
JAMES D CURRY   JAMES M CURRY   JEFFREY D CURRY   JOHN M CURRY   ROBERT H CURRY JR   SETH E CURRY   CHRISTOPHER A CURTIS   EMILY MARIE CURTIS   JASON CURTIS   NICHOLAS R CURTIS   PAUL DERRICK CURTIS
PEYTON CURTIS   ROBERT S CURTIS   RONDARIUS ANTUAN CURTIS   RYAN P CURTIS   STEVEN W CURTIS   WILLIAM THOMAS CURTIS   JENNIFER LEANN CURTIS HYDE   JESSIE RAY CURTSINGER   DARRIN J CUSHMAN   ANTHONY D CUSSANO
JACOB D CUSTARD   WARREN E CUSTER   ARMANDO CUTINO   LANE RUSSELL CUTLER   MATTHEW GLENN CUTLER   ZAYDON PHILIP CUTLER   TIMOTHY L CUTTER   MATTHEW S CUTTILL   JENNIFER M CUTTS   JONATHAN CUVAR
BRANDON M CYBAK-VERTIN   ZACHARY ALLAN CYBULSKI   ANGEL CYR   ERIC CYR   JASON CYRENNE   AARON JOSEPH CZUBAK   HERNANI DA CRUZ ANDRADE   JOHNNY DA ROCHA   JENNIFER D DA SILVA   JONATHAN DA SILVA
VITOR DA SILVA   TAIRN DABBS   RONNIE DABIDEEN   KENNETH J DABNEY   THEODORE R DAEFFLER   DEVIN NICHOLAS DAFFERN   ADRIEN DAFOE   RYAN DAFOE   ZACHARY A DAGGS   BRADLEY WADE DAGLEY II   MATHEW ARNOLD DAGNAN
FREDDIE A D'AGNESE   STEVEN A D'AGNESE   JAMES T D'AGOSTA   RACHELLE ANN DAGOSTINO   DAVID A DAGUE   BABANDING DAHABA   KRIS DAHL   WAYNE DAHL   DAX DAHLE   TRAVIS B DAHLE   ANDREW J DAHLHEIM   ADAM D DAHLIN
CHAD F DAHLKOETTER   LEAH DAIGLE   MICHAEL DAIGLE   RENE J DAIGLE   TIMOTHY ADAM DAIL   TONY DAIL   JACEE MARIE DAILEY   RICHARD KEITH DAILEY   SCOTT DAILEY   STEVEN R DAILEY   KEVIN P DAILY   DOUGLAS DAINES
ALEX DAKE   SIERRA DAKERS   GERALD L DALBERG   BRANDON DOUGLAS DALE   CAREY A DALE   THOMAS DALE   CAGNEY DALEY   RHAUN ALEXANDER DALEY   CHARLES DALGLEISH   JULIAN E DALIA   THOMAS DALLON   COLTEN Z DALTON
GREGGORY A DALTON   KENDRA R DALTON   KEVIN DALTON   TIFFANY KING DALTON   DANIEL L DAMERON   DAKODA EDWARD DAMGAR   JOSE GUTIERREZ DAMIAN   REGULO GUTIERREZ DAMIAN   COLLIN JACOB DAMICO   JULIE L DAMICO
MICHAEL A DAMICO JR   ETHAN HUNTER D'AMICO   CHARLES P DAMPIER   WYATT ANTHONY DAMPIER   MATTHEW DAMRON   JOSEPH CHARLES DANA   FARRELL EDWARD DANCER   JONATHAN EDWARD DANCER   JORDAN B DANCER
DARCY DANCHUK   COURTNEY NAKIO DANCY   BACH DANG   TC MICHAEL DANG   JAMES DANGELO   BRADLEY DANGLER   TRUNG DANH   ADAM CORNELIUS DANIEL   CURTIS R DANIEL   DONALD H DANIEL   JASON C DANIEL
JOSEPH GORDON DANIEL   KANASTA RAE DANIEL   MARK A DANIEL   ORRIN L DANIEL   SAMUEL DANIEL   SHAD EDWIN DANIEL   TIMOTHY ALLEN DANIEL   BARBARA J DANIELS   BRENTON TROY DANIELS   BRIAN D DANIELS
BRITTNEE SUE DANIELS   BRYAN C DANIELS   CHARLES S DANIELS   CHEYANNE DAWN DANIELS   CHRISTIAN TREVOR DANIELS   CRAIG DANIELS   DAVID E DANIELS   GILBERT REESE DANIELS   JACOB HUNTER DANIELS   JAMES E DANIELS
JAMES P DANIELS   JAMES W DANIELS JR   JOSEPH LEWIE DANIELS   LANE FROST DANIELS   LEE DANIELS   MATTHEW R DANIELS   MICHAEL LEE DANIELS   PATRICIA A DANIELS   ROBERT DANIELS   RYAN S DANIELS   SHELLEY D DANIELS
THADDEUS JEREMIAH DANIELS   TYLER J DANIELS   LUIS ALBERTO DANIELS DOMINGUEZ   JEAN DANIS   ROBERT R DANN   JAIMIE LYNN DANNER   RONNY DANNER   THOMAS J DANNER   MICHAEL RICHARD DANNHAUS   LEON DANSBY
BRANDEN A DANTIN   LEROY W DANTIN   STEVEN C DANTONELLO   ANTHONY J DANTONIO II   MADHU DANTULURI   ESSONIA REBECCA DAO   SAMMY H DAO   BRENDON D'AOUST   LOUIS-PHILIPPE D'AOUST   CHINNAVONG DAR
ANNETTE R DARBY   GARY S DARBY   JOHN LEWIS DARBY   KEVIN D DARBY   REANNA J DARBY   ROBIN KELLY DARBY   WILLIE R DARBY   JUSTIN DEVON DARGAN   MINODORA DARIE   SETH AARON DARLINGTON   JOHN ROBERT DARNELL
KAREN ELAINE DARNELL   THOMAS BRYANT DARNELL   JONATHAN EDWARD DARON   JUDE DARRAH JR   TAKUMU DARRING   CURTIS SCOTT DARROW   JASON L DARROW   LOGAN A DARROW   ANTHONY DARVIN   SHAKER G DARWISH
NATHANAEL DASENT   MICHAEL A DASGUPTA   JOSEPH D DASHER   MISTY RENEE DASHER   AJAY DASHRATH BHATKAR   DINESH DASS   TOMMY L DATES   NEIL DATTADEEN   CHRISTOPHER TODD DATTI   ROGER A J DATTILO
DUSTIN MICHAEL DAUGHERTY   MATTHEW DAUGHERTY   MONTE D DAUGHERTY   APRIL R DAUGHTRY   MICHAEL T DAUPHIN   JOEL STEPHEN DAURELLE   ARTHUR LEE DAVENPORT JR   AUSTIN TYLER DAVENPORT   CURTIS DAVENPORT
PERRY G DAVENPORT   TYLER WAYNE DAVENPORT   JACOB ALEXANDER DAVES   ANITA LOUISE DAVID   DAN DAVID   DONALD DAVID   JAMES C DAVID   MIKAL DAVID   RYAN L DAVID   JENNA M DAVIDS   BRANDON C DAVIDSON
CLAYTON LAKE DAVIDSON   JACKIE DAVIDSON   JASON S DAVIDSON   JEREMY W DAVIDSON   JOHN L DAVIDSON   KEAHI DAVIDSON   KLINT RUSSELL DAVIDSON   MICHAEL A DAVIDSON   PHILLIP DAVIDSON SR   RANDOLPH S DAVIDSON
ROBERT DAVIDSON   RODNEY DAVIDSON   RYAN DAVIDSON   BENJAMIN DAVIES   CHRISTOPHER L DAVIES   CORY WILLIAM DAVIES   JATHAN LLOYD DAVIES   SPENCER M DAVIES   EDUARDO DAVILA   GABRIEL V DAVILA   MARTIN DAVILA
ALEX OMAR DAVILA RODRIGUEZ   JAIME DAVILA-RAMOS   PAUL DAVILO   TIMOTHY DAVILO   LEIGHTON ISAAC DAVINO   MICHAEL DAVIO   AARON D DAVIS JR   AARON P DAVIS   ALEXANDER LEE DAVIS   ALYSA SUZANNE DAVIS
ANNETTE MAY DAVIS   ANTHONY JEROME DAVIS   APRIL DAVIS   APRIL DAVIS   ASHLEY MALYN DAVIS   BARBARA A DAVIS   BENJAMIN ALAN MICHAEL DAVIS   BRANDON YARBER DAVIS   BRANSON DAVIS   BRIAN KEITH DAVIS
BRIAN L DAVIS   BRIAN L DAVIS   CALEB JOHN DAVIS   CARL F DAVIS   CARL JAMES DAVIS   CASEY G DAVIS   CHADWICK E DAVIS   CHAS SCOTT DAVIS   CHAZ LEE DAVIS   CHRISTOPHER J DAVIS   CHRISTOPHER W DAVIS   CLARENCE DAVIS
CODY D DAVIS   CODY JAMES DAVIS   COREY RYAN DAVIS   COY L DAVIS   DANIELLE MARIE DAVIS   DANTE REGIS DAVIS   DAVID ADAM DAVIS   DAVID E DAVIS JR   DAVID EARL DAVIS SR   DAWN M DAVIS   DERRICK DELMAR DAVIS JR
DEVIN D DAVIS   DEXTER LEE DAVIS   DONALD W DAVIS   EVIE N DAVIS   FRANKIE D DAVIS   GREGORY E DAVIS   HAROLD L DAVIS   HILEY R DAVIS   JAI EVAN DAVIS   JAMAAL DAVIS   JAMECIA S DAVIS   JAMES DOMINICK DAVIS
JAMES WESLEY DAVIS JR   JAMISON SCOTT DAVIS   JAQUARIUS DEWAYNE DAVIS   JARASKI JAQAY DAVIS   JARED T DAVIS   JARED W DAVIS   JASON MATTHEW DAVIS   JC L DAVIS   JEFFERY L DAVIS   JEFFREY R DAVIS   JEFFREY DAVIS JR
JEREMY A DAVIS   JIMMY LEE DAVIS JR   JOHN MITCHELL DAVIS   JOHNNY LEE DAVIS JR   JORDAN DAVIS   JOSEPH A DAVIS   JOSHUA L DAVIS   JUSTIN SCOTT DAVIS   JUSTIN SKYLAR DAVIS   KEITH A DAVIS   KEITH A DAVIS   KEITH B DAVIS
KEITH O DAVIS   KELLY J DAVIS   KIMBERLY DAWN DAVIS   LARON JERMAINE DAVIS   LARRY D DAVIS   LAYTON S DAVIS   LENARDO DAVIS   MARC LEON DAVIS   MARCUS DAVIS   MARCUS JEROME DAVIS   MARCUS L DAVIS   MARK DAVIS
MARK A DAVIS   MARK W DAVIS   MARK WAYNE DAVIS   MATTHEW F DAVIS   MCARTHUR DAVIS   MELANIE ELIZABETH DAVIS   MICHAEL DEWAYNE DAVIS   MICHAEL JASON DAVIS   MICHAEL L DAVIS   MORGAN TIFFANY LEE DAVIS
NICHOLAS B DAVIS   NICHOLAS BRADY DAVIS   NICHOLAS JAMES DAVIS   PATRICK N DAVIS   PHILLIP MICHAEL DAVIS   PRISCILLA DAVIS   RACHAEL L DAVIS   RANDALL G DAVIS III   RANDOLPH R DAVIS III   RANDY H DAVIS
RHONDA MICHELLE DAVIS   RICHARD T DAVIS   ROBERT A DAVIS   ROBERT MITCHELLE DAVIS   ROBERTO ARTURO DAVIS   RODNEY L DAVIS   RYAN L DAVIS   SAMMIE LEE DAVIS   SAMUEL HAWKINS DAVIS   SEAN BRADY DAVIS
SHELDON DAVIS   SKYLAR AUSTIN DAVIS   STACEY K DAVIS   STEVEN DAVIS   STEVEN W DAVIS   TANETRA DAVIS   TANYA DAVIS   TARRENCE JAMAL DAVIS   TERESA J DAVIS   TERRENCE L DAVIS   TERRY E DAVIS   THOMAS W DAVIS JR
TIMMY DAVIS   TIMOTHY AARON DAVIS   TONY LYNN DAVIS   TREVIS J DAVIS   TRISTEN TY DAVIS   TYLER JOHN DAVIS   TYSHAWN DAQUAN DAVIS   ULYSSES G DAVIS   VERNON E DAVIS JR   WHIT L DAVIS   WILLIAM ANTHONY DAVIS
ZACHARY ANDREW WYATT DAVIS   ZACHARY D DAVIS   ZARQUENTOS KENTEZ DAVIS   CARL C DAVISON JR   STACY DAVISON   DAVID A DAVOLT JR   DARRELL DALTON DAWKINS   AMYE M DAWSON   COREY D DAWSON   COURTENEY DAWSON
GARY W DAWSON   GERALD W DAWSON   HUNTER DEAN DAWSON   JACOB A DAWSON   JEREMY DAWSON   LORENZO C DAWSON   TYLER GARRETT DAWSON   WILLIAM LEWIS DAWSON   ADAM S DAY   CLAUDE WAYNE DAY JR
CLYDE AARON DAY   CLYDE MICAH DAY   JAMES L DAY   JODI L DAY   KONNER EDWARD DAY   STEPHEN P DAY   TIMOTHY LEE DAY   ZACKARY DAY   ARVIN DAYAHAN   KAUSHALYA DAYAL CHINDARKAR   BRANDON DAYMAN
JOSHUA DANIEL DAZEY   CARLOS ALFONSO DE ANDA   OZIEL ALEJANDRO DE ANDA   STACEY DE ANGELIS   LEONARDO AGUILAR DE AQUINO   HECTOR GUTIERREZ DE ARCOS   SONMER DE CASTRO ZORRILLA   JORGE ARELLANO DE HOYOS
PEDRO DE JESUS   CYNTHIA DE LA CERDA   BRAYAN DE LA CRUZ   JUAN RAMOS DE LA CRUZ   OLANDA DE LA CRUZ   ULISES ARECHAR DE LA CRUZ   MIGUEL ANGEL DE LA CRUZ TORRES   JOVITA DE LA FUENTE   VIDAL DE LA MORA
RAMIRO DE LA O GONZALEZ   CRISTIAN MARES DE LA PAZ   ELEAZAR DE LA PAZ   LEONARDO DE LA PAZ   LUIS VAZQUEZ DE LA PAZ   ALFREDO DE LA ROSA JR   ROMULO DE LA ROSA CASTILLO   LUIS GONZALEZ DE LA TORRE
ARTURO DE LA VEGA CANO   LUIS F DE LA VEGA GONZALEZ   ERNESTO DE LAPAZ   NOE DE LARA JR   CHANELLE DE LEON   LAURENT DE MEY   JOSUE DE PAZ   OSCAR DE PAZ CALDERON   ASHLEE DE ROOY   JOE DE SOUSA   JEROME DE VERA
DANIEL GLEN DE WITTE   PATRICK J DEADY   RONALD NICHOLAS DEAL   RONI SHAW DEAL   CASEY A DEAN   CHARLES TYLER DEAN   CHRISTIAN B DEAN   CHRISTOPHER MICHAEL DEAN   DANIEL J DEAN   ERIC THOMAS DEAN
FRANCIS N DEAN JR   LARRY PATRICK DEAN   LEVI ISAIAH DEAN   MICHAEL E DEAN   BRIAN ALEXANDER DEANDA   TONI DEANE   LOWELL AMARI DEANS III   KENNETH DEARBORNE   GREGORY A DEARDORF   RONALD R DEARDORFF
CRAWFORD DEARING   DYLAN HUNTER DEARINGER   BRIAN DEARMAN   ROY G DEARMAN   ROBERT B DEAS   JAMES DEASON   JAMES CODY DEASON   LARRY P DEATON   JASON S DEAVERS   JONATHAN R DEBAUN   KEVIN D DEBERRY
MELVIN DEBERRY   ROBIN L DEBES   RACHEL DEBOER   MATTHEW DEBOIS   MICHAEL CHRISTOPHER DEBOUSICNE-MARTINEZ   TAMMY DARLENE DECARLO   DAVID A DECAROLIS   JACQUALENE ROXANNE DECK   AHMAD R DECKARD
WILLIAM R DECKARD   LINDEN BRYCE DECKELMAN   CHRISTOPHER R DECKER   EDWIN D DECKER   JAMES F DECKER   MELODIE HOPE DECKER   SHANNON LEE DECKER   STANLEY RUSSELL DECKER   TONYA NICOLE DECKER
ZACHARY DAVID DECKER   GILLIAN DECONTO   JOSHUA DYLAN DEDEAUX   JAKE ANTHONY DEDERICH   FREDERICK J DEDERMAN   JEFFREY G DEEB   LINN T DEEDRICK   CHRISTOPHER A DEEDS   IAN A DEEKS   ETHAN JOSEPH DEEL
MATTHEW D DEENIK   JAMES A DEERE JR   JEFFREY S DEERING   BRYAN AUSTIN DEES   MELISSA DEES   LEON H DEFENDORF   JEREMY M DEFILIPPO   MARK N DEFILIPPO   KEVIN J DEFOOR   CODY ROBERT DEFORE   ALI MICHELLE DEFRIES
KRISTINE M DEGABRIELE   BILLY JOHN DEGARMO   DOUGLAS F DEGLER   MARCO DEGOLLADO VELOZ   CHRISTOPHER L DEGRAFF   MATTHEW KYLE DEGROOD   MICAH PHILIP DEGROOD   ZACHARY DEGUILIO   BRANDON DEHAAN
FLOYD O DEHART   WILLIAM DEHAVEN   BRANDON L DEHEK   MADISON DEHEL   ANDREW DEHKURDI   MONTELL DEAN DEHNE   SERENA L DEHONEY   JOSE MANUEL DEJESUS   MICHAEL ANTHONY DEJESUS   RETYCE LEE DEJESUS
RUSSELL DEJONG   RYAN C DEJONG   TRAVOUS RUSSELL DEJONG   HUGO ANDRES DEL CASTILLO   ARNEL DEL ROSARIO   ROMEO DEL ROSARIO   IVAN CANDELAS DEL TORO   CARLOS C DELACRUZ   NICK J DELACRUZ   NIKO A DELACRUZ
ANGEL M DELAGARZA   CLINTON J DELAGRANGE   JEFFERY L DELAGRANGE   JOSEPH A DELANCEY   STEVEN W DELAND   DAVID M DELANEY   JASON JAMES DELANEY   MICHAEL P DELANEY   ANA GISSELL DELAPAZ   RAYMOND J DELARIO
MAURICIO S DELAROSA   DAVID DELATTRE   DANIEL L DELEON   JUSTIN C DELEON   NORMA XOCHITL DELEON   JASON DELFIN   CRESCENCIO MEDINA DELGADILLO   FRANCISCO COVARRUBIAS DELGADILLO   ESMERALDA NA DELGADO
JOSE LUIS DELGADO   LEONARDO ALI DELGADO   MARIO DELGADO   RAMON ORLANDO DELGADO   ROBERTO SANTANA DELGADO   SALVADOR JR DELGADO   VINCENT J DELGADO   FRANK DELGATTO   JOHNATHAN KARI DELK
TARA L DELL'ARMO   WILLIAM THOMAS DELLER   JOSHUA ALAN DELLINGER   KANDIE S DELLINGER   ANDREA DELLOW   CHELSEA MARIE DELOACH   THOMAS JENNINGS DELONG   JOSEPH DELORME   THEOREN DELORME
NATHAN DELORMIER   RHODORA DELOS SANTOS   ROMULO DELOS SANTOS   SENEN P DELOSSANTOS   ZACHARY DELOVELY   BRANDON C DELPH   ANDREW G DELPRINCIPE   BONIFACIO DELROSARIO   ANGELO DELSORDO
ALEXANDRO DELUNA   JAVIER DELUNA   LUIS ALONSO DELZAS   SAMUEL J DEMAREE   BRIAN DOUGLAS DEMARS   RALPH DEMARTINO   JOEL E DEMASKY   JUSTIN AARON DEMASTUS   KEVIN DEMATTOS   JOHN A DEMAURO
SHAHAR DEMAYO   TERESA DEMCHUK   KYLE THOMAS DEMEL   GREGORY DEMENT   ANDREW JAY DEMERS   CHRISTOPHER C DEMLER   JIMMY D DEMLOW   BRADIE J DEMOTT   ANDREW J DEMPSEY   BRIAN D DEMPSEY
CLAY GIBSON DEMPSEY   DAKOTA SHAWN DEMPSEY   DUSTIN WAYNE DEMPSEY   KATERYNA DEMPSEY   PATRICK M DEMPSEY   PATRICK DEMPSEY   WILLIAM R DEMPSEY   LINDA L DEMRO   JEFFREY R DENARD   ALEXANDER RAVEN DENDY
PHILLIP MITCHELL DENDY   BRIAN P DENEAU   ROBERT T DENHAM   JENNIFER DENHOLM   ROBERT L DENISON   ROBERT DENK   CHRISTOPHER MARQUIST DENKINS   JANICE ELAINE DENMAN   ABRAHAM DENMARK JR   DOREEN M DENMARK
SAMUEL T DENMARK   SAMUEL THERON DENMARK JR   CHRISTOPHER LEE DENNEY   KAITLYN M DENNEY   DUDLEY T DENNING   DONALD L DENNIS   JAMES L DENNIS   KENNETH W DENNIS   LESLIE ADELE DENNIS   PRESTON JAMES DENNIS
TRACY A DENNIS   WILLIAM R DENNIS   BARRY D DENNISON   PHILLIP O DENNISON   TROY P DENNISON   DOROTHY L DENNY   JOHN B DENNY II   RUSSELL SCOTT DENOYER   ERIK M DENSLER   CAMERON JAMES DENSON
ROBERT WAYNE DENSON   TIMOTHY D DENSON   MAC J DENT   AARON DREW DENTON   ALBERT DENTON   CODY PAUL MARCH DENTON   CODY ROSS DENTON   DALE ROBERT DENTON   ZOIYA DEOL   KYLE EUGENE DEPAOLI
JUSTIN R DEPEW   CARLOS G DEPINA   DAVID PAUL DEPIRO   ESTHER G DEPPE   TIMOTHY A DEPRETIS   JUSTIN DEPRIEST   PHIL E DEPRIEST   NIKOLAS A DEPUGH   ROBERT A DEPUGH   TIMOTHY T DEPUGH   WILLIAM KENNETH DERBY
NATALIE N DERCK   DENNIS SERGEYEVICH DERGUNOV   DANIEL G DERKACH   ANDREW B DERKS   SHAWN J DEROSA   JOHN R DERSHEM   TARA DESANTIS   ROBERT A DESANTO   GARY A DESATOFF   DANIEL DESCHAMPS
ALVIN LOUIS DESHAZO   MALIK LAMONT DESHIELDS   NEVAN DESMOND   SANDRO DESORDI   TOMMY-LEE DESORMEAUX   NOLAN DESOTO   LOUISA DESOUSA   MATHEW DESOUSA   JOSE ANTONIO DESPAIGNE FAVIER   JESSE W DESPAIN
BRIAN DESPOT   JAVIER ANTONIO DESPRADEL MERCADO   KEVIN MICHAEL DESROCHER   JONATHAN L DETERS   LESLIE DETHROW   MICHAEL DETHROW   TIMOTHY DEUSCHLE   AMANDA DEUSENBERRY   NIDYA DEVADASS
CORDELL DEAN DEVALL   ERIC C DEVALL   JAMES DEVALL   JOE T DEVALL   SPURGEON DEVANBURAJ   JOSHUA CLAY DEVANEY   DAVID W DEVERS   KEVIN D DEVERS   CHERYL ANN DEVINE   JAMES WILSON DEVIS JR   ZACHARY TYLER DEVLIN
ANTHONY B DEVORE   DARRELL L DEVORS   MARTELLIOUS O DEVOSE   MATTHEW A DEVRIES   CHRISTOPHER LOUIS DEW   MICHAEL DEWALT   CHARLES C DEWEESE   TERESA LYNN DEWEESE   CLINTON M DEWEY   MICHAEL CHARLES DEWEY
DERRECK CLAY DEWITT   HUNTER GRAHAM DEWITT   JAMES D DEWITT   WAYNE DEWITT   JOSELYN MARY DEXTER   LAURIE MICHELLE DEXTER   JOSHUA LEE DEY   JONATHAN WESLEY DEYTON   CALEB LEE DHAENENS
NATHANIEL JAMES DHAENENS   RIYSUL I DHALI   SAYALI DHAMALE   SWARAJ DHAMI   PRADNYA DHANAJI YESADE   SHEK DHAWAD   KEVIN E DHOM   SALVATORE DI GENNARO   JUSTIN DI SIPIO   BERARDO DI VINCENZO
GREGORY THOMAS DIAS   AGUSTIN DIAZ   ALBERTO DIAZ   ANGEL VENEGAS DIAZ   ARNULFO MUNOZ DIAZ   BERNARDO R DIAZ   BRANDEN A DIAZ   CARLOS MANUEL DIAZ SR   CESAR RODRIGUEZ DIAZ   CLAUDIA BALTAZAR DIAZ
CRISTIAN ONASSIS DIAZ   EDUARDO DIAZ   EFRAIN HERNANDEZ DIAZ   FILEMON JUNIOR DIAZ   JORDAN EDWARD DIAZ   JORGE HERNANDEZ DIAZ   JOSE GUZMAN DIAZ   JOSE GUZMAN DIAZ   JOSE L DIAZ   JOSE SYLVESTER DIAZ
JOSEPH DIAZ   JUAN M DIAZ   LUIS BALTAZAR DIAZ   LUIS ROBERTO DIAZ   MARTIN LEE DIAZ   NERCIDO DIAZ   ONASSIS O DIAZ   OSCAR CRUZ DIAZ   PEDRO HERNANDEZ DIAZ   RAMON S DIAZ   ROBERTO DIAZ   RODOLFO DIAZ
FERNANDO JAVIER DIAZ JASSO   EMILIO DIAZ LOPEZ   RAYMUNDO DIAZ URRUTIA   GREGORY F DIBBLE   KEITH N DIBBLE   DAMIAN M DIBLE   SERGIO DICARLO   PAUL B DICE   TAYLOR W DICHIARA   ALEXANDER DICHOSO   JACOB DICICCO
AUNDRA DOMOT DICKENS   CARROLL RONALD DICKENS   DARNELL DAVONN DICKENS   BRENT E DICKER   CHAD R DICKERHOFF   DREW DICKERSON   KEITH R DICKERSON   MATTHEW DYLAN DICKERSON   MATTHEW J DICKERSON
ROBERT DICKERSON   ROBERT BLANTON DICKERSON   WAYLON LLOYD DICKERSON   DAVID R DICKEY   DOUGLAS LAVAUGHN DICKEY   JEFF A DICKEY   JOHN L DICKEY   JOHN S DICKEY   KEVIN R DICKEY   CLAYTON DICKIE
DANIEL E DICKINSON   JAMES W DICKINSON   TIMOTHY E DICKS JR   ELVENS IVENS IVENS DICKSON   PHILIP M DICKSON   RANDALL L DICKSON JR   ELLIOTT DICKSON-GREEN   WESLEY DEWAYNE DICUS   MATTHEW B DIDELOT
CLAYTON D DIDION   SEAN CAMERON DIEBEL   DARYL LEE DIEFEL   TIMOTHY M DIEGEL   EDILIA DIEGO MIGUEL   AMANDA C DIEHL   RICHARD E DIEHL   AVERY CARMICHEAL DIEL   AMANDA DIETSCH   DOUGLAS J DIETZ   SCOTT D DIETZ
TIMOTHY DIFFEE   DUSTIN PAUL DIGGES   TERRY W DIGGS   CATHERINE M DIGIACINTO   FRANCESCO DIGIACOMO   VINCENZO DIGIACOMO   JAMES V DIGIANDOMENICO   MARK A DIGIROLAMO   PATRICK KENNETH DIGMAN
CLAYTON E DILDAY JR   CLAYTON NATHANIEL DILDAY   JOSHUA EDWARD DILDAY   SHEENA NICOLE DILDINE   HUNTER AUBREY DILL   ORAN R DILL JR   TERRY L DILL   BLAIN MARSHALL DILLARD   JOE T DILLARD   JOHNNY DILLARD
STONEY A DILLARD   MATTHEW A DILLEY   CHRISTIAN ALAN DILLMAN   RHONDA M DILLMAN   BRADLEY M DILLON   JUSTIN DILLON   NEIL DILLON   STEPHEN L DILLON   KEITH A DILTS   ELISHA SUICIA DIM   REFUGIO O DIMAS
MITCHELL W DIMERY   LOUIS VINCENT DIMINO   GIUSEPPE DIMONACO   NANDITA DINESH ARILKAR   UTKARSHA DINESH PATIL   WALLACE D DINGLE   JACOB E DINKEL   TANSY DINKINS   SHAYNE A DINKLE   JAMES DINSMORE   CALEB DION
GABRIEL DION   MARIA DIOS-GIULIANI   PRIYA DIPSINGH-SALTAN   ZACHARY W DIRKS   BRIAN A DISANTO   CONNIE L DISBRO   JEFFREY C DISCOLO   TERESA DOUTIS DISERA   TIM J DISHINGER   PATRICK DISKIN   LEONY A DISLA
EDWARD CHARLES DISMUKE JR   TORREON L DISMUKE   GETACHEW MENGESHA DISSASSA   CODY DITCHUK   VICTOR P DITOLA II   ANDREW THOMAS DITTER   DAVID A DITTMER   VERNON J DITTRICH JR   EATHIN R DIVELEY
RICHARD DIVELEY   JOSEPH ROBERT DIVISH   DAVID DIX   JOSEPH C DIXIE   BRENDA G DIXON   CHARLES J DIXON   DAINE K DIXON   DALTON DIXON   DANIEL SHAIN DIXON   DAVID DIXON   JAMES E DIXON   JANIE P DIXON
JEFFERY ASHTON DIXON   JEREMY R DIXON   JOHN STUART DIXON   JULIUS CORNELIUS DIXON   KEITH R DIXON   LOGAN SCOTT DIXON   MICHAEL KEITH DIXON   PAUL W DIXON   RANDY DIXON   SHAWN JAMES DIXON   STEVEN DOUGLAS DIXON
TYLER BRYCE DIXON   SHAWN L DIXSON   DANTE D DIZON   JORDAN DJIYIM TCHOUNKEU   AKSHAY DNYANESHWAR GAUL   JENNIFER THUONG DOAN   BRADLEY DOBBINS   CHRISTOPHER L DOBBINS   COREY DOBBINS   NOAH RAE DOBBINS
AUSTIN M DOBBS   CRAIG E DOBBS   ERIC J DOBBS   KYLE V DOBBS   MATTHEW CASEY DOBBS   NATHAN J DOBROVOLNY   CHRISTOPHER RAE DOBY   ADAM DANIEL DOCK   JACOB LEE DOCKERY   MICHAEL DOCKERY   DAMIAN DOCKRILL
MICHAEL DOCKRILL   JOHN O DOCKUM   BENJAMIN D DODD   BRYAN S DODD   CASEY DODD   COREY DODD   HUNTER GRANT DODD   TYRONE DODD   JULIE ANN DODGE   LAWRENCE DODGE   MICHAEL A DODGE   CLAY DODGEN
DAVID C DODGEN   JESSIE W DODGEN   DONALD LEE DODSON   JEFFREY WAYNE DODSON   JOHN PAUL DODSON   EVAN C DOELLING   LAWRENCE THOMAS DOERR   BRIAN CHRISTOPHER DOETSCH   ANDREW W DOFFIN   JACOB KADE DOGAN
QUINLAN KERR DOGAN   BEREN DOHAN   PATRICK HILL DOHERTY   TRENTEN B DOHMEN   CODY MICHAEL DOIRON   MICHAEL THOMAS DOLAN II   SEAN CARROLL DOLAN   D'MITRIEVA DOLBERRY   BRANDON SCOTT DOLE
ARTHUR M DOLIBER JR   RYLEE C DOLL   ROGER W DOLLAR   KIAN M DOLSEN   CHRISTOPHER O DOLSON   MARIA ALICIA DOLZ AMOR   MICHAEL DOMAN   JORDAN MICHAEL DOMINGO   TEREZA DOMINGO BARTOLOME   ANTONIO L DOMINGUEZ
DANIEL FRANCISCO DOMINGUEZ   IVAN DOMINGUEZ   JAVIER DOMINGUEZ   JOSE DOMINGUEZ   JOSE DOMINGUEZ   JOSE L DOMINGUEZ   JUAN GABRIEL DOMINGUEZ   JUAN NAVARRO DOMINGUEZ   JULIO DOMINGUEZ   MARTIN DOMINGUEZ
MIGUEL DOMINGUEZ   OCTAVIO DOMINGUEZ   RAFAEL JESUS DOMINGUEZ   RODOLFO DOMINGUEZ   ROGELIO DOMINGUEZ   SALVADOR DOMINGUEZ   BRAYAN DOMINGUEZ MARTINEZ   JUSTIN BOYD DOMINICK   ERIK JAMES DOMINIKOSKI
BRENDA MARIE DOMINISSE   DOUGLAS L DOMINISSE   GILES F DOMKAM   MAJA DOMNICK   KIMBERLEY L DOMSCH   TERRENCE SEAN DONAHOE   CEDRIC L DONALD   FELTON DONALD   PERCESON JAYE DONALD   ELBERT J DONALDSON
ETHAN WAYNE DONALDSON   JONATHAN DAVID DONALDSON   DAVID N DONCH   RUN YU DONG   ABHINAV DONGARE   KELLI LYNN DONLEA   KEPLER J DONLEA   CHRISTOPHER J DONNELLAN   PAUL DONNELLY   STEPHEN PATRICK DONNELLY
TIMOTHY JAMES DAVID DONNER   DENNIS K DONOVAN   JOSEPH PATRICK DONOVAN   KRISTIN V DONOVAN   LUKE J DONOVAN   MICHAEL G DONOVAN   WYATT KEITH DONOVAN   AMY DOOLEY   COREY LEE DOOLEY   DAMIEN LAVON DOOLEY
JOHNATHAN L DOOLEY   MICHAEL S DOOLEY   AARON W DOOLIN   BRETT M DOOLITTLE   REYES DORADO   JEFFERY J DORAN   EZEKIEL ISSAC PATRICK DORCE   RONALD CRAIG DORDICK   RYAN MICHAEL DORETY   SAMUEL GAGE DORGAN
JAMES B DORIETY   KYLE R DORIETY   RICHARD B DORMAN   MARYAM DOROUD   ALEXANDER ERVIN DORRIETY   HEATHER LASHELL DORRIS   JACOB ISAAC DORSETT   DANIEL J DORSEY   DAVIS L DORSEY   GREGORY A DORSEY
KELVIN DORSEY   STEPHEN V DORSEY   DARYL LAMONT DORTCH   CASSIE DOSS   COREY PARKS DOSS   JASON OWEN DOSS SR   TONY JORDAN AARON DOSS   NATHAN M DOSSETT   PHILLIP R DOSSETT   THOMAS DOSSEY
BRODY D DOTSON   DANNY E DOTSON   DOUGLAS ARTHUR DOTSON   JAMES HUGHES DOTSON   JEREMY E DOTSON   RUSSELL E DOTSON   CORY J DOTY   XIA DOU   BRYAN DOUCET   TYLER NICHOLAS DOUCET   PATRICK A DOUGAN
JOSEPH RANDALL DOUGHERTY   JACOB ALAN DOUGHTIE   DUSTIN D DOUGHTY   TRENTON A DOUGHTY   CORY DEVONTAY DOUGLAS   DANIEL DOUGLAS   DEBRA A DOUGLAS   DON E DOUGLAS   HENRY J DOUGLAS   JARED DOUGLAS
KATHLEEN M DOUGLAS   KEVIN DOUGLAS   MARTY DUANE DOUGLAS   RHONDA DOUGLAS   RICHARD L DOUGLAS   TYLER LEE DOUGLAS   WILLIAM H DOUGLASS   MARC R DOUPNIK   ANITA D DOUTHITT   CLAYTON DOUTRE
D BLAINE DOUTRE   MANON DOUVILLE   MARQUIS W DOUYERE   CONNER LANE DOVE   KATIE M DOVE   SCOTT LYDELL DOVE   CASSANDRA ANN DOVER   ETHAN CHAD DOVER   FORREST JAMES DOVER   JAYETHEN ISIAHA DOVER
ROBERT S DOVER   JASON VAN DOWDLEY   KENNETH ANDREW DOWDY   KENNETH L DOWDY   HUNTER JOSEPH DOWELL   KIMBERLY JUNE DOWELL   MARGARET A DOWELL   DANIEL R DOWLER   XAVIER EVAN RAY DOWLESS
ADAM T DOWLING   DARCIE M DOWLING   JOSEPH W DOWNEY   JUSTIN DOWNEY   MATTHEW D DOWNEY   MICHAEL S DOWNEY   DUANE C DOWNING JR   JERRY FRANCIS DOWNING JR   PAUL DAVID DOWNING   CALEB NATHANIEL DOWNS
JULIA DOWRIDGE   JOHN JUSTIN DOWTY   ERIC D DOYLE   HAYDEN DOYLE   KEITH ALAN DOYLE   LUKE DOYLE   ROBERT DOYLE   CHASE RYAN DOZIER   JAY DRAAYERS   DANNY RAY DRAIN   ANTHONY K DRAKE   BRENT R DRAKE
DAMON WESLEY DRAKE   RYAN HUNTER DRAKE   TRAVIS D DRAKE   TYLER K DRAKE   WILLIAM J DRAKE   DANIEL JACOB DRAKEN   JASON MICHAEL DRAKEN   BOUBACAR DRAME   CHRISTOPHER J DRANKIE   DALE R DRAPER
HARLEY WILLIAMS DRAPER   JAGGER STEFAN DRAPER   KEVIN ALAN DRAPER   NICK D DRAPER   RYAN STEPHEN DRAPER   EARL C DRAUGHN   DAVID SCOTT DRAYTON   MATTHEW E DREASHER   BRYAN DREGER   CHRISTOPHER ANTONIO DREHER
PATRICIA M DREHER   CAMERON DREILICH   EARL E DREISBACH   PHILLIP D DRERUP   ANDREW STEVEN DRESSELHAUS   MICHAEL DRESSLER   SHUMAN DRESSLER JR   DAVID J DREVECKY   ANTHONY LEE DREW JR   DAVID CHRISTOPHER DREW
DYLAN C DREW   JUSTIN AARON DREW   LAUREN MARY DREW   RYAN DREW   THOMAS W DREW   GABRIEL LORENZO DREWRY   JOHN E DREXLER   MICHAEL A DREXLER   COURTNEY MICHELLE DREYER   PAULA DENISE DREYER
MAX SCOTT DREYLING   CHARLES JAMES DRIGGERS   CLARK JEFFERY DRIGGERS   DARREN L DRIGGERS   ERIC ALLEN DRIGGERS   GEORGE P DRIGGERS III   KENNETH J DRIGGERS   MACK THADDEOUS DRIGGERS IV   MITCHELL LOUIS DRIGGERS
RICHARD CHASE DRIGGERS   STEVEN A DRIGGERS   LANDEN LEE DRIGGINS   ANGEL DRIGGS SANCHEZ   SHAWN T DRISCOLL   JOSHUA W DRISKILL   JOHN L DRISLAN   AMANDA N DRIVER   PRENTICE L DRIVER   STEPHANIE RENEE DRIVER
WILLIAM J DROHAN   STEVEN W DROLLINGER   MICHELLE MARIE DRONSO   WILLIAM NICHOLAS DROSSOPOULOS   CLIFFORD JOSEPH DROUET JR   MITCHELL DRUKEN   JOHN W DRUMMOND   JONATHAN MICHAEL DRUMMOND
TIMOTHY M DRUMMOND   DUSTIN JAMES DRUMRIGHT   KELLY D DRUYOR   ANDREW B DRYDEN   SHELDON M DRYER   COREY DRYSDALE   RUSSELL DUA   DAVID MICHAEL DUANE   DEMIS A DUARTE   GADIEL DUARTE   JOSEPH DUARTE
MANUEL ESTEBAN DUARTE   IRVIN OSMAN DUARTE CERVANTES   BRANDON DUBE   CYNTHIA DUBE   SALONI DUBEY   JAMES KALEB DUBLIN   JESUS DUBLIN   DAVID DUBOIS   DAVID R DUBOIS   HECTOR DUBOIS   KEVIN JOHN DUBOIS
RYAN THOMAS DUBOIS   APRIL LYNN DUBOSE   JAYME M DUBOSE   KENNY LORENZO DUBOSE   DANIEL W DUBY   ISAIAH DUBY   JASON DUCHARME   JOE DUCHARME   TOMAS DUCHEK   ABRAHAM TED DUCKETT   KELLEY DUCKWORTH
TRAVIS E DUCLOS   TIMOTHY L DUDA   JEFFREY DUDAS   CHASE WILLARD DUDLEY   CODY KEEGAN DUDLEY   CURLIE DUDLEY   JACOB PRESTON DUDLEY   ADOLFO BRIONES DUEÑAS   RAMON NERI DUEÑAS   JESTIN R DUERST
ERIK M DUERSTOCK   BERTRAM L DUFF   JACK A DUFF   JERRAD DEWAYNE DUFFEL   DEREK CRAIG DUFFY   JEFFREY DUFFY   JOSEPH KYLE DUFFY   KEVIN DUFFY   STEVEN DUFFY   DOMINIQUE DUFOUR   BRADFORD DUGAN
BLANE A DUGAS   CRUIZ J DUGAS   PETER A DUGGAN   ANDREW JEFFREY DUGGER   ANTHONY DUHE   BLAKE ANTHONY DUHE   JOSEPH DUHE   ROBERT H DUHON   BRYAN A DUKE   DUSTIN L DUKE   HERBERT A DUKE JR
KASSIDY GRACE DUKE   KYLE ALAN DUKE   ROBERT ALLEN DUKE   JON W DUKES   TERRY D DUKES   JEREMY DULANEY   JUSTIN W DULANEY   KYLE DOUGLAS DULANEY   DONALD EDWIN DULIN   JOHN B DUMAS   STEVEN DOUGLAS DUMMITT

RAYMOND DUMOULIN KORY J DUNAFIN AMANDA A DUNAVENT CHAD W DUNAVENT JASON DUNAWAY JOHN BRANDON DUNAWAY TRACY A DUNAWAY ERIC V DUNBAR KRISTINA L DUNBAR RYAN STUART DUNBAR
BRIANNAH DUNCAN CHRISTOPHER DUNCAN DAVID M DUNCAN ISIAH SCOTT DUNCAN JAMES THEODORE DUNCAN JESSE DUNCAN JOSHUA DREW DUNCAN JUSTIN DUNCAN KEITH L DUNCAN JR RACHEL MAE DUNCAN
RHONDA L DUNCAN RYAN P DUNCAN SAM DUNCAN JR SANDRA DUNCAN SHANE E DUNCAN BRANDON ALLAN DUNHAM ISAIAH KIMBALL DUNHAM COURTNEY D DUNIGAN NICHOLAS PATRICK DUNKER SCOTT M DUNKER
JEFFREY L DUNKLEMAN CAELEN DUNKLEY CYNTHIA L DUNLAP DAVID DUNLAP GENOLA DUNLAP JAMES L DUNLAP DANIEL DUNLOP DUSTIN K DUNLOP ASHLEIGH BRADLEY DUNLOW BRIAN L DUNLOW JAMES DUNLOW
JEFFERY C DUNLOW LAUREN BRIANNE DUNLOW ALISHA DIANE DUNN BRYAN E DUNN BYRON LEE DUNN CATHY S DUNN CHRISTOPHER D DUNN DAVID DUNN DAVID MYRON DUNN EMMETT DALE DUNN FORD THOMAS DUNN
GREGORY L DUNN KEVIN E DUNN MICHAEL DUNN PATRICK EARL DUNN PRESTON LEON DUNN JR RANDALL EDWARD DUNN TAMMY DUNN THEODORE H DUNN III TREY AARON DUNN JOHN STEPHEN DUNNAVANT
DEVARIO TYRELL DUNNELL PATRICK M DUNNIGAN NATHAN A DUNNILL DAVID DUNPHY JAMES DUNSTER SEAN M DUNWOODY ANDY Q DUONG DANNY DUONG KEN DUONG STEVEN T DUONG IZEN GOLDEN DUPAIX
DENTON WILLIS DUPREE KATHY R DUPREY ROBERT DUPUIS SHAWN DUPUIS SERGIO M DUQUE ZUNIGA PRASANTH DURAISAMY ANTONIO L DURAN IVAN COSS DURAN JOSE D DURAN JUAN M DURAN MARTIN DURAN LOPEZ
DOUGLAS E DURAND JEFFREY J DURAND SUSAN M DURAND NATHANIEL CENTELE DURANT LEONARDO DURAZO GALAZ BLAKE MICHAEL DURBIN SHAWN L DURBIN CHRISTOPHER WAYNE DURDEN TRAVIS J DUREE
ADRIEL URIAH DUREN JOE DURGIN CHRISTOPHER L DURHAM FARAH TODD DURHAM RANDALL DALE DURHAM TYLER ROSS DURHAM MICHAEL J DURIE DARRELL D DURIO DUSTIN M DURIO THOMAS DURKALEC JODY L DURRETT
KENNETH WAYNE DURRETT DENICE N DURR-PEOPLES ANDREA M DURWARD BRITTANY DUSABLON UDAY C DUTTA WILLIAM CHARLES DUTTINE JR BRANDON MICHAEL DUTTON CECIL H DUTTON JR JUSTIN COREY DUTTON
LOUIS W DUTTON MICHAEL W DUTTON WILLIAM B DUTTON CYRUS DUVALL LAURA E DUVALL WILLIAM CHRISTOPHER DUVALL FRANK DVORAK JEFFREY C DVORAK SHAWN C DVORAK SHELTON J DVORAK ZACHARY E DWORAK
CHARLES OTTO DWORS JESSE ALEXANDER DYAL BRANDON A DYCUS STEPHEN BRYAN DYCUS DERRICK R DYE WADE DYE BILLY R DYER KATRINA ANN DYER KRISTINA MARIE DYER ZACHARY M DYER JOE ALLEN DYESS
JON M DYESS MATTHEW COWART DYESS DANIEL J DYGERT DAVID DYKES DYLAN HOYT DYKES ZAKHARRY RC DYKSTER LINCOLN DYLER CHRISTOPHER R DYSON DANIEL A DYSON KRZYSZTOF DZIEJMA ELDON J DZUBA
KELLY L DZUBA RICHARD DZURNEY BRIAN D EADDY CHAD D EADDY SUZANNE EADDY MARGO YORK EADES STEPHEN R EADES MALORIE NICOLE EADS CHRIS EADY DANNY C EAGANS GLENN D EAGERTON A RAE EAGLE
KELVIN EAGLES JUSTIN EAKRIGHT WADE ALLEN EANES SCOTT L EARHART RUSTY E EARICKSON JASON N EARL LESLIE L EARL AUSTIN LEE EARLEY EDWARD M EARLEY II MATTHEW GENE EARLEY MICHAEL J EARLS
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J C EAST JUSTIN CHARLES EAST MICHAEL WILLIAM EAST ROBERT J EAST TIMOTHY W EAST CHRIS EASTER SHEA EASTERBROOK DONALD THURMAN EASTERDAY III PAMELA S EASTERDAY BLAKE EASTERLING
JAMES D EASTERLING DENNIE LEROY EASTHAM DANIEL JACOB EASTIN LYLE R EASTIN CRAIG EASTMAN TYSON LAMONT EATMAN HAROLD D EATMON MARK LANCE EATMON RANDALL EATMON BENJAMIN J EATON
CHADWICK EATON CHASE A EATON HEATHER ELISE EATON ROY MARK EATON RICHARD L EBEL CHRISTY L EBERHART DYLAN J EBERLINE TYLER DEAN EBERLY CHRISTINE EBERT MARK EBLIN TODD E EBLIN EDDIE ECHOLS
JERRY ECHOLS NADIA SUBER ECHOLS JIMMIE D ECK MISTI D ECKART BILLY J ECKER ETHAN C ECKERT RYAN L ECKERT EVAN E ECKHOFF ROBERT FRANCIS ECKLUND GARY R ECKSTEIN JACOB TODD ECKSTROM
BRAD J EDDINGTON DUSTIN KYLE EDDINS JAMES NICHOLAS EDDY PATRICK EDE ZACHERY S EDELBROCK TERRI A EDELINE-JOHNSON CHRISTOPHER EDEN DARRELL W EDEN MICHAEL WILLIAM EDEN JUSTIN W EDENS
GUADEL MAE JARABE EDER CALEB R EDGAR DUSTIN G EDGAR JEFFREY ALLEN EDGAR JR JONAS J EDGAR JUSTIN HEATH EDGAR HEATH J EDGBERT DAVID CHARLES EMERSON EDGERLY CODY R EDINGTON GAVIN DAVIS EDINGTON
TYLOR JAMES EDISON DAVID E EDKIN KENNETH DAIVD CHARLES EDLEFSEN RACHEL L EDLUND JEFFERY N EDMAISTON DYLAN RYAN EDMONDS GABRIEL S EDMONDS WALTER L EDMONDS JUSTIN A EDMONDSON
AARON EDMONSTON MARCUS R EDMUNDS MICHAEL BRYCESON EDMUNDSON RYAN G EDNEY FIALELE EDRA SHAWN P EDRINGTON THOMAS EDSON AALIYAH ANIKA EDWARDS ANN E EDWARDS BLAKE A EDWARDS
BRAD A EDWARDS BRENT ALLEN EDWARDS BRIAN J EDWARDS BRIAN K EDWARDS CHRISTOPHER EDWARDS DEAN BRENT EDWARDS DELROY A EDWARDS DEMETRIUS LAVON EDWARDS DUSTIN EUGENE EDWARDS
ELLIOTT L EDWARDS ERNEST EDWARDS GARETH EDWARDS GINA LYNN EDWARDS JAMES D EDWARDS JEDIDIAH EDWARDS JUSTIN T EDWARDS KELTON STYLIE EDWARDS KENNETH D EDWARDS LIONEL L EDWARDS
LOGAN EDWARDS MICHAEL LEE EDWARDS NATHAN C EDWARDS NICHOLAS S EDWARDS PAMELA DEMETRICE EDWARDS RICKY J EDWARDS RON P EDWARDS RONALD D EDWARDS SCOTT EDWARDS SKYLER M EDWARDS
THOMAS H EDWARDS TIMMY P EDWARDS TIMOTHY J EDWARDS TODD M EDWARDS TREVON C EDWARDS WILLIAM GLEN EDWARDS WILLIE EDWARDS III ZACHERY EDWARDS HOLLY M EGGELSTON JAMES E EGGERING
ROBERT EGGERS CHRISTOPHER M EGGINS ALAN C EGGLESTON JOSEPH N EGGLESTON MICHAEL A EGGLI BRIAN MICHAEL EGNOR BRENNAN C EGOLF JUAN ADAM EGUIARTE - PUCKORIUS CAROLINA EDREY EGURROLA GAMBOA
OLIVIA CYNTHIA EHIWE KYLE RYAN EHLE JUSTIN R EHLERT MARTY EHNAT RILEY MARTIN EHNAT CHARLES P EHRET ANNA RANKIN EHRICH MARK A EICHBERGER ANDREW R EICHEL ERIC EICHENBERGER AARON D EICHER
CALEB A EICHER DOUGLAS J EICHER SAMSON EICHER MARK E EICHLER BRADLEY K EICHMANN CHRISTOPHER R EICHWURTZLE AARON B EILAND AMBER M EILERTSEN JONATHAN WARREN EIMAN LIZZIE REE EIRBY
JEFFREY R EIS JAMES TERRENCE EISENHAUER JOEL HARVEY EISENHAUER AARON J EISENMAN ZACHARY EISENMANN BARRY G EISON ALEXIS JORDAN EITELJORGE CHALMERS J EKNESS MATTHEW ROBERT EKSTROM
GEORGE WILLIAM ELAM JR SAMUEL ELAM VAUGHN EDWARD ELAM DHANASEKARAN ELANGO ANAS ELBAKKALI HESHAM ATTIA ELBEHY COREY R ELDER JOSHUA SCOTT ELDER KEVIN M ELDER STEVEN P ELDER
VIRGINIA L ELDER JESSE LENN ELDERS AIMAN EZAT ELDISH JEREMY J ELDREDGE CHRISTOPHER J ELDRIDGE JIX ELENJICKAL JOAQUIN ELERT ISAAC A ELEVARIO MAURICE EDWARD ELEY DEWUAN A ELFALAN
DEWUAN ANDREW ELFALAN JR RETONYA DENISE ELFALAN JOSHUA C ELGAN JAMES DYLAN ELGIN JAMES S ELGIN JR MICHAEL WILLIAM KEPILINO ELI RALPH ELIDOR JOSEPH ELIEN ERIC T ELIJAH ZENAIDA PATIÑO ELIZALDE
DAVID ELIZARRARAZ JESUS ARTURO ELIZONDO BRODY D ELKINS CHASE C ELKINS GREGORY SETH ELKINS JANET BETH ELKINS RONALD WAYNE ELKINS JR STEPHANIE LORINE ELKINS DOUGLAS ELLARS BRYAN L ELLEFSON
DARREN A ELLEGOOD JOSHUA J ELLENBERGER THOMAS J ELLENBERGER JOHNNY W ELLER WILLIAM M ELLERMAN II BRET A ELLINGWOOD HARRY JAMES ELLINGWOOD GABRIEL ELLIOT AARON DAVID ELLIOTT ALISHA MANON ELLIOTT
BRANDON MATHEW ELLIOTT BROCK ALAN ELLIOTT CASEY ELLIOTT CHARLES RILEY ELLIOTT CHARLES W ELLIOTT CODY GRAY ELLIOTT DANIELLE MARIE ELLIOTT DAVID ELLIOTT EDWARD W ELLIOTT ELIJAH LEVI ELLIOTT
JASON M ELLIOTT JAY RICKARD ELLIOTT JOHN L ELLIOTT JOHN ROBERT ELLIOTT JUSTIN LEE ELLIOTT LESLIE A ELLIOTT LONNIE E ELLIOTT LUCAS A ELLIOTT MATTHEW ELLIOTT MICHAEL V ELLIOTT PATRICK W ELLIOTT
RALPH ELLIOTT TOMMY GEORGE ELLIOTT WILLIAM R ELLIOTT JR WYNN NOEL ELLIOTT ANDREW D ELLIS ANTHONY GEORGE ELLIS CARY LEETON ELLIS CHASE DYLAN ELLIS CODY MATTHEW ELLIS CURTIS PAUL ELLIS
DONALD D ELLIS DURVEAL GEORGE ELLIS JACOB LEVI ELLIS JAMES MICHAEL ELLIS JASON ELLIS JOSHUA DYLAN ELLIS KEVIN ELLIS KEVIN TODD ELLIS MICHAEL M ELLIS MICHELLE ELLEN ELLIS MITCHELL R ELLIS
ROBERT L ELLIS RYAN DANIEL ELLIS SUE A ELLIS TIMOTHY D ELLIS TYLER L ELLIS AARON DANIEL ELLISON AUSTIN DOUGLAS ELLISON CHRISTOPHER ELLISON JAMES LEE ELLISON MICHELLE MARIE ELLISON ROBERT J ELLISON
ALEXANDER J ELMORE EUGENE GEORGE ELMORE GINA M ELMORE JUAN D ELORZA-HERNANDEZ LOGAN M ELPERS PAUL O ELPIDAMA AZ ERIC ELROD BRETT MATTHEW ELROD GLENN A ELROD KANDICE ELROD
PAMELA J ELSBURY WAEL MOSAAD ELSHAMY JUSTIN JAMES ELSTON ROBERT I ELSTON TREVOR D ELSTON COY RUSSELL ELTON ARAVINTH ELUMALAI RAJAN ELUMALAI SILVIO ELVIR GORDON J ELWELL SHANE ERIC ELY
MOHAMAD JAMIL ELZEIN TERRY R ELZY TYLER R ELZY BLAINE ALAN EMBREY TYLER K EMBREY ALAN SHANE EMBRY DAVID C EMBRY KELECHI WOKEM EMELOGU BREANNA SUE EMENHISER TONY EMENHISER
DEBORAH M EMERAN ALEXANDER EMERSON ANGELA E EMERSON ARCHIE J EMERSON BRANDON C EMERSON DAVID R EMERSON JASON EMERSON KENNETH ZACHARY WELDON EMERSON MICHAEL R EMERSON
NATHANIEL H EMERSON SYLVIA EMERSON BRIAN L EMERY BRET EMLING ANDREW P EMMERT JR GORDON D EMMERT COLETTE J EMMONS REAGAN C EMMONS LAURA ELIZABETH EMORY BRANDON MICHAEL EMPERATO
WILLIAM T EMRAL BENJAMIN MATTHEW EMRICK LUIS DIAZ ENCARNACION MARCOS A ENCARNACION MIGUEL MORALES ENCARNACION CARLOS ONESIMO ENCARNACION VICENCIO LEVI D ENGEBRETSON MATTHEW J ENGEL
LOGAN ANDREW ENGELBERTH CALVIN D ENGELBRECHT GARY P ENGELMAN JOHN ENGELMOHR KERMIT C ENGLAND THOMAS E ENGLAND WILLIAM CHAD ENGLAND CLINT W ENGLE JOSHUA R ENGLE THOMAS ALBERT ENGLE JR
DOUGLAS E ENGLEHART JORDAN ELIZABETH ENGLISH JUSTIN ENGLISH SCOT J ENGLISH STEPHEN C ENGLISH STEVEN ENGLISH EVERETT L ENLOW ERON C ENO MARK J ENOCHS DAVID ENOS AUSTIN DOUGLAS ENRICO
ERNESTO ENRIQUEZ MARK ANTHONY ENRIQUEZ RICKY ENRIQUEZ TRISTAN L ENSMINGER REGINALD G ENTREKIN JUSTIN LEE EPPERSON SCOTT A EPPERSON DEJAY BRYAN EPPERSON-ORT CHRISTOPHER R EPPS
SHERYE NICOLE EPPS ASHLEIGH C ERB ALYSSA ERBAUGH JAMES ERBAUGH IV ALICE K ERICKSON BRYAN S ERICKSON JEFFREY LEWIS ERICKSON LUKAS ERICKSON NICHOLAS ERICKSON RICH T ERICKSON SHAWN A ERICKSON
STEPHANIE ERICKSON TODD J ERICKSON JIM A ERIXON TYLER ERNSBERGER CHARLES D ERNST PARKER THOMAS ERNST JENNIFER NICOLE ERNSTES NORMAN ERSKINE KEITH E ERTMAN SAI SINDHU ERUVURI
CHRISTOPHER ERVIN JUSTIN D ERVIN SAMUEL F ERVIN WILLIE L ERVIN SADELLIA E ERVIN-OSBOURNE KYLE J ERWERT CLINT ANTHONY ERWIN DAVID W ERWIN KEVIN A ERWIN LAURA L ERWIN RODNEY L ERWIN TONY ERWIN
ALFREDO JOSE ESAA MORILLO PONSELVAN ESAKKI CEDRIC ESCALANTE GABRIEL ROY ESCALANTE JUAN PABLO ESCALANTE INZUNZA MARCOS ANTONIO ESCALERA RAMON L ESCALONA OSCAR NAVARRO ESCAMILLA
STEVE J ESCOBAR NELSON ESCOBAR AGUILAR CLAUDIO ANDRES ESCOBAR PIZARRO ADALVERTO ESCOBEDO DILLAN JAMES ESCOBEDO EFRAIN ESCOBEDO ILDEFONSO ESCOBEDO JULIO AVALOS ESCOTO DUSTIN L ESCOTT
BRANDON L ESHOM RAYMOND ESKENAZI DONNIE R ESKRIDGE MAUREEN B ESMONT CARLOS ESTEBAN ESPARZA CLAIRE E ESPARZA EDUARDO BLANCO ESPARZA ITZEL RUIZ ESPARZA MA RUIZ ESPARZA OSVALDO MARTINEZ ESPARZA
PEDRO PEREZ ESPARZA RENE ESPINAL GARCIA ALBERT ESPINO DANIA ZULEMA ESPINO ANDREW JEROME ESPINOSA DAVID M ESPINOSA IGNACIO RODRIGUEZ ESPINOSA LUIS RIVERA ESPINOSA ARTURO ESPINOZA
GERMAN ABUNDIS ESPINOZA JOSE LUIS GARCIA ESPINOZA JUAN CARLOS ESPINOZA MANUEL DE DIOS ESPINOZA MARLON GUILLERMO ESPINOZA MAURICIO ESPINOZA GARCIA IAN L ESPLIN JENELLE OWENS ESPOSITO
ORLANDO SANCHEZ ESQUIVEL VIVIANA ESQUIVEL PEREZ BILLY A ESSARY III JAMES LEE ESSARY JR CARLEE ESSER DAN R ESSER DWIGHT LAWRENCE KU ESTEBAN I MIGUEL ESTEBAN-MATEO JERRY O ESTEP JOSEPH ELIAS ESTEPHANE
BILLIE ESTES JOHN WILLIAM ESTES MELANIE LYNN ESTES RONNIE D ESTES JASON ESTOCK RYAN R ESTOPINAL ALFREDO ESTRADA CARLOS RAY ESTRADA DIANA ESTRADA EDGAR ESTRADA ENRIQUE L ESTRADA
GILBERT A ESTRADA ISAIAH ESTRADA JUAN J ESTRADA MAXIMILLIAN GEORGE ESTRADA RAYMOND ESTRADA RICHARD ESTRADA ROMAN SANCHEZ ESTRADA JOSE LUIS ESTRADA HERNANDEZ NANCY ESTRADA PEREZ
EDWARD ANTHONY ESTRELLA ELIZABETH ESTRELLA RAFAEL A ESTREMERA VEERAMANI ESWARAN CODEY LEE ETCHEN COLIN SCOTT ETCHEN JAMES G ETHEREDGE RICHARD LEE ETHERTON SYDNEY ETHIER KENDELL J ETHINGTON
BALAJI ETHIRAJ BABU JEFFREY W ETRIS EDWARD ETTINGER JERROD ETTINGER JONATHON S ETTINGER TERRY RAY EUBANKS FELICIANO CORONA EUGENIO ADISON JAMES EURE ANTHONY BROCK EURE CHRISTIAN D EURE
DEMPSEY CLAY EURE HUNTER EARL EURE JOSEPH LEE EURE JOSHUA ADAM EURE NATHAN T EURE RONALD LEE EURE TRAVIS C EURE DONALD EVANKOVICH ALEXANDER CHRISTOPHER EVANS AMANDA EVANS
ANDREW M EVANS ASA P EVANS AUSTIN D EVANS BLAKE EVANS BRADLEY AARON EVANS BRENT EVANS CEDRIC EVANS CHARLES KEITH EVANS CHERYL K EVANS CHRISTIAN RAINER EVANS CHRISTOPHER AVAN EVANS
CHRISTOPHER T EVANS CODY S EVANS COLTON D EVANS COLTON J EVANS CRISTINA D EVANS DAVID J EVANS DEVON PAUL EVANS EMILY J EVANS GEORGE CODY EVANS HYRUM DREW EVANS JAMES F EVANS
JARETT RUSSELL EVANS JASON GERALD EVANS JEREMY D EVANS JONATHAN G EVANS JUSTIN M EVANS KENNEDY RUSSELL EVANS KRISTAN KEYONNA EVANS KYLE EVANS MARQUIS EVANS MICHAEL LEE EVANS
MICHAEL REECE EVANS MICHEAL J EVANS MICHEAL L EVANS MOLLIE M EVANS RODNEY L EVANS SAMUEL EVANS SETH RUSTY EVANS SUZANNE J EVANS TALON FLETCHER EVANS TANYA EVANS THOMAS VAN EVANS
ALLEN EVERETT AUSTIN EVERETT JOSHUA EVERETT MARIO BOBBY CORTEZ EVERETT MICHAEL W EVERETT SPENCER EVERETT JOY E EVERHARDT CARL E EVERTS KEITH M EVERTS JUSTIN L EVES TIMOTHY EVES LEE EVETT
BOB EVISTON JOSHUA EVJE ERIC EWALD JESS MCCRACKEN EWALD DOUGLAS EWART JASON L EWART ASHLEY MICHELLE EWING JAMES R EWING MICHAEL J EWING JACOB EYE RYAN AUSTIN EYE REES EYRE
STEPHEN PAUL EZELL II MADUKA S EZIEKE MICHAEL PAUL EZYK FAAOFIA N FAAGAI SHAWN P FABER STEVEN FABER TAWNYA D FABER ARTURO RIVERA FABIAN CHARLOTTE F FABIAN JOHN FABIAN OSVALDO FABREGAS
JASON FABRI CALEB FACER TRAVIS W FACER BRADLEY MATTHEW FACKLER CHARLOTTE CUMMINGS FACKLER GRACIE LEA FACKLER RODNEY K FADDIS RICHARD B FAERBER JUSTIN C FAGALY ALAN W FAGAN KEENAN W FAGAN
SHAH FAHAD MOHAMMAD FAHEEM KEVIN PAUL FAHEY MATTHEW J FAHEY LISA A FAHNESTOCK HAKAM A FAHOUM ANDREW G FAIN KODY THOMAS FAIN CHARLES FAIR DAPHNIE A FAIR JEREMY W FAIR JOSEPH MICHAEL FAIR
KEITH A FAIR KYLE J FAIR CHRIS R FAIRBANKS TRAVIS S FAIRBANKS ADAM D FAIRCHILD JOHN O FAIRHURST IV OSCAR PONCE FAJARDO ALAN FALCON DANIEL FALCONE JOSEPH WILLIAM FALCONI KEVIN J FALK
FARAH ZEPEDA FALLAD JAMES FALLE PAUL G FALLEN MITCHELL K FALLON STEPHEN L FALLS JONAS FAMPO KERRY A FANE CHAO LI FANG THOMAS D FANNIN WHITLEY FANNIN KAREN M FANNING DALE G FANTA
JOSE LUIS FARIAS JOSEPH P FARINA SHARON FARINA ANTHONY-JOHN C FARINAS ALEXANDER WILLIAM FARINELLI TONY L FARIS II OSCAR OSWALDO FARJE ORNA DYLAN FARKAS MICHAEL FARKAS KARIM FARKHAD
NAZARIY FARKHAD ROMAN FARKHAD ALEXIS C FARLEY JAMES FARLEY JOSHUA E FARLEY MICHAEL FARLEY ROSS FARLEY MELISSA NUNEZ FARLIN TYLER JAMES FARLOW BRANDON TROY FARMER CRAIG FARMER SR
DAVID M FARMER FREDERICK Q FARMER LAURA A FARMER NATHAN R FARNAM RYAN C FARNAM JACOB H FARNSWORTH JOSHUA J FARNSWORTH STEPHEN M FARO TARIQ FAROOQ JONATHAN T FARR JESSICA ISABEL FARRAR
KENNETH E FARRAR STEPHEN A FARRAR DAVID L FARRELL JAMES J FARRELL ROBERT FARRELL SARAH JEAN FARRELL JOHN T FARRIOR JOHN C FARRIS JON-JACE K FARRIS KENNETH MELVIN FARRIS MARK BRACEWELL FARRIS
ETHAN FARROW IRA FARROW JR IRA D FARROW JERRI G FARROW LLOYD J FARROW NICHOLAS FARROW BONNIE L FATER MAKOA FAUALO CASSANDRA C FAUBER ANDREW FAUBERT ALEXIS LEE FAUCETT GARY WAYNE FAULK
HENRY LEE FAULK JR AUSTIN D FAULKNER DAVID E FAULKNER DAVID JEREMY FAULKNER GARRETT CADE FAULKNER JABIANTE LEVAR FAULKNER JOEY FAULKNER TOMMI FAULKNER WALTER FAULKNER JOHN MARK FAUST
JOHN R FAUST RYAN FAUST MARCELO L FAUSTORILLA JR GREGORY FAVORS JOSEPH EDWARD FAVRE LYLE FAWCETT ROBERT FAWCETT EVAN FAWZI BRADLEY E FAY BRIAN FAY MARK FAY SHAUN FAYANT DERIC M FAYLOR
MICHAEL J FAYLOR MAHMOUD FAYTAROUNI ALLANNA FAZZARI SPENCER FEAGAN BRANDON J FEAGIN NICHOLAS WILLIAM FEAGIN RONALD D FEAGIN JR WAYNE ERIC FEAGIN COLBY FEASBY CODY CARLOS FEATHERSON
MARK STEVEN FEATHERSTON DARREN FEATHERSTONE BRYAN J FECKE MARTA FEDAK ANTHONY FEDGA JR MARC E FEDKENHAUER RYAN D FEDKENHAUER CRYSTAL E FEDOCK JAMES FEDYSHYN JOHN T FEEBECK
ANNETTE M FEELER ZACHARY S FEELER CARLTON JAMES FEEMSTER CLEVELAND F FEGGINS CORRIE FEHR ANTHONY J FEHRING JR ANTHONY R FEHRINGER ANDREW J FEIKLS CORY L FEINBERG SEAN L FEINBERG
ALEXANDER JAMES FEINGOLD RICHARD L FEISTEL JOEY FELDER JOSEPH FELDER STEVEN MICHAEL FELESKY PHILIP E FELGAR DAVID ERIC FELGER JOSHUA M FELGER THOMAS B FELICIANO RAMON SIERRA FELIPE
MARIANO A FELIX NATHAN D FELIX KYLE FELLENZ TRAVIS FELLENZ BRANDON CHARLES FELLER KATHY M FELLER FREDDIE JULIAN FELLS RICHARD WILLIAM FELSCH JAMES OWEN FELTMAN JR JONATHON BLAKE FELTMAN
CARROLL LESLIE FELTON JARRED ROBERT-ALLEN FENBY WILLIAM T FENDER ANDREW B FENHOFF DAVID M FENNELL JOSHUA MICHAEL FENNELL RICKEY NONE FENNELL GENE L FENNER JAMES FENNESY TAYLOR A FENNEWALD
BROCK FENSKE MATTHEW J FEOCCO JAMES FEREBEE SONYA L FEREIRA TAYLOR FERGUS ANDREW JAMES FERGUSON BRAD FERGUSON BROCK W FERGUSON ELIZABETH FERGUSON EVAN PHILLIP FERGUSON
JEREMY R FERGUSON JESSE R FERGUSON JESSICA FERGUSON JOHN W FERGUSON JR JOSHUA J FERGUSON JUSTIN COLE FERGUSON KENNETH E FERGUSON KIMBERLY DAWN FERGUSON MARCUS D FERGUSON
RICKY KALEO FERGUSON SARA L FERGUSON TAMATEA MICHAEL FERGUSON TIMOTHY A FERGUSON CORY FERLAND TYLER JOHN FERLICK VINCENT R FERLISI ANDREW ANTHONY FERNANDEZ DAVE FERNANDEZ
DAVID FERNANDEZ FERNANDO FERNANDEZ FRANCISCO F FERNANDEZ GRETEL FERNANDEZ JAIME EDUARDO FERNANDEZ JEAN CHARLES FERNANDEZ JERRY AGARAN FERNANDEZ JORGE FERNANDEZ KENNY ALEXAY FERNANDEZ
MANUEL FERNANDEZ RONNY J FERNANDEZ RUDY M FERNANDEZ EZEQUIEL FERNANDEZ MANERO YUSUAN FERNANDEZ PEREZ KASEY JAY FERNAU PENNY A FERNET ANTHONY F FERRARA MATTEO FERRARI SALVATORE FERRARI
DAVID M FERRARO GONZALO FERREIRA KELLY R FERREIRA SERGIO FERREIRA MAURO ELIAS FERREIRA DO NASCIMENTO JEFFREY R L FERRELL KEVIN W FERRELL ROBERT F FERRELL TIMOTHY J FERRIER JENNIFER E FERRIS
MILLARD LEE FERRIS DEVON FESS ELIZABETH FESTERLING JONATHAN MARK FEWELL PATRICK FEWER RICHARD FEWER UDO K FEY PHILLIP M FIALA LINETTE MARIE FIBIGER JONATHAN M FICKLIN KASEY MELTON FICKLING
TRAVIS LEE FIECHTER TREVOR FIEDELLECK ALEX FIELD DEANNA L FIELD JENNIFER FIELD JOHN E FIELD MICHAEL S FIELD NATHAN T FIELD STEVE FIELD CHADD FIELDER MICHAEL DEWAYNE FIELDER ALACYIA T FIELDS
ANTHONY M FIELDS BRANDON WAYNE FIELDS BRIAN K FIELDS BRIAN S FIELDS DONALD J FIELDS II GERRI L FIELDS JALEAH FIELDS JEFFERY C FIELDS MITCHELL ANDREW FIELDS NATHAN A FIELDS ONEISHA MONET FIELDS
ROBYN MICHELLE FIELDS STANLEY ALAN FIELDS JR JORGE FERNANDO FIERRO HENRY S FIERROS JUAN PEREZ FIERROS MARIO PEREZ FIERROS ANTHONY HORACIO FIERROZ MARTY DALE FIFE JR AARON J FIFER
EMIE FISHER FIFIELD DAKOTA H ALAN FIGENBAUM MARK A FIGGINS LUIS A FIGUERAS DENISE Y FIGUEROA DIMAS J FIGUEROA FERNANDO FIGUEROA JONATAN FIGUEROA JUAN DE DIOS GONZALEZ FIGUEROA MICHAEL A FIGUEROA
MIGUEL BOBADILLA FIGUEROA VICTORIA B FIGUEROA GIDGET FIKE JENNIFER M FIKE G BEN FIKES ROCKY C FIKES JAY FILER ROBERTO FILICE YAKOV V FILIPETS JULIE A FILIPI ANTHONY MARTIN FILIPIAK KEVIN R FILIPOWICZ
ORLANDO M FILIPPINI STEPHEN FILKINS GEVINCIN FILLINGAME RYAN FILLMORE CODY ALLEN FILYAW MYLES KENNETH FILYAW FRANK P FINAZZO CHASE ALEXANDER FINCH JACOB FINCH MICHAEL A FINCH
RONNIE EDWARD FINCH JAMES TYLER FINCHER JOSHUA STEVEN FINDER LORRAINE FINDLAY DAVID K FINDLEY JAMES D FINDLEY KALANI HUIHUI FINEISALOI CHRISTY L FINFROCK ISAAC P FINGERLE HAZEN JAMES FINK
JAMES C FINK JR REGINA A FINK RICHARD VERNON FINK STEVEN JAMES FINK THOMAS MITCHELL FINK DAVE P FINKE CHAD WILLIAM FINKHAUS FRANKLIN D FINKRAL JEFFREY J FINKRAL SHANE P FINKRAL TREY T FINKRAL
BILLY LANE FINLEY BOBBY W FINLEY SAMUEL C FINLEY ORRIN E FINNEFROCK BRIAN J FINNEGAN GARRET HAYES FINNEN SUSAN L FINOCHIARO NICHOLAS JOSEPH FIORETTI JOHN H FIPP EZECHIEL MICHAEL FIRESTINE
ZACHARIAH J FIRESTINE CHANCE ROBERT FIRESTONE MATTHEW A FIRST DUSTIN ALAN FIRTH LISA FIRTH CRAIG A FISCHER FRED FISCHER HOWARD M FISCHER III JAMES FISCHER JEFFREY CHARLES FISCHER JOHN FISCHER
AMY J FISHER ANDREW FISHER CODY FISHER DAVID FISHER DONALD D FISHER IV DUSTIN P FISHER FRANK M FISHER JR JASON B FISHER JEREMY EUGENE JASON FISHER JOHN A FISHER LARRY GENE FISHER PAUL O FISHER
RAY FISHER RICKY J FISHER SAMANTHA FISHER SETH CLARK FISHER STACEY L FISHER TRAVIS G FISHER TYLER AUSTIN FISHER WINSTON FISHER B SAMUEL FISHLEDER DIJUAN D FISHLEY ANDREW MICHAEL FISHMAN
MAYTEYEFEN YIYE FISIY ADAM LANCE FISK EDWARD J FISK KALEB FITCH BRIAN MARK FITCHNER COLE FITOSKI DONALD N FITTRO STEVEN F FITTRO ANDREW MASON FITZGERALD BRYSON L FITZGERALD GARRET R FITZGERALD
IAN JAMES FITZGERALD JEREMY OBRIAN FITZGERALD JOHN JAMES FITZGERALD III ROBERT L FITZGERALD SEAN MARK FITZGERALD TIMOTHY OWEN FITZGERALD DOUGLAS B FITZMAURICE BERNARD FITZPATRICK
BRIAN FITZPATRICK COREY R FITZPATRICK SCOTT FITZPATRICK CHRISTOPHER R FIX EDWIN TYRONE FLAGG JR MARTIN JOSPEH FLAKE GRANT LOUIS FLAKNE SPENCER MICHAEL FLAMM COLE WEN FLANAGAN
DOROTHY S FLANAGAN JARROD LAWRENCE FLANAGAN JORDAN COLBY FLANAGAN MITCHELL L FLANAGAN ERIC H FLANDERS JOHN R FLANIGAN DEREK L FLATNESS JAMES C FLECK ANDREW WILLIAM FLEEMAN ANDREW FLEET
JEFFREY D FLEGEL JONATHAN LEWIS FLEISCHMAN BRIAN HALLMAN FLEMING BRYAN S FLEMING CHRISTOPHER A FLEMING DERRIC S FLEMING JEFFREY DENNIS FLEMING JUSTIN FLEMING NATHAN T FLEMING
NICKLAUS TY FLEMING NIKETA B FLEMING NIKETA BERNARD FLEMING PATRICK G FLEMING SEAMUS FLEMING STEPHEN FLEMING JR DARNELL LARAY FLEMMING JAMEL FLEMMING JERMAINE S FLEMMING MATTHEW FLEMON
MICHAEL STEPHEN FLEMON JASON MICHAEL FLESHER DEREK J FLESNER JEREMIAH R FLESNER DEREK T FLETCHALL ANDREW B FLETCHER ANDREW HOWARD FLETCHER ANDREW MICHAEL FLETCHER BECCA EVE FLETCHER
CULLEN E FLETCHER DAYMON DEMYTRION FLETCHER DUSTIN CODY FLETCHER GREGORY L FLETCHER JORDEN LAMAR FLETCHER KELLIE FLETCHER MELISSE DANIELLE FLETCHER MELVIN THOMAS FLETCHER TAZE B FLETCHER
OSTANT FLEURANT BRIAN CHARLES FLICK MICHAEL JAMES FLIGER STEVEN C FLINN BRIAN J FLINT STEVEN BAILEY FLINT BRANDON JOHN FLIPPO THOMAS GRANT FLIPPO LEE W FLODDER CODY THOMAS FLOOD ADAN FLORES
ALBERT CHARLES FLORES ALBERTO FLORES ALFREDO JESUS FLORES ANALITH FLORES BRYAN FLORES CARLOS I FLORES CLEMENTE VALENCIA FLORES DAREL FLORES EDDY FLORES EMERITO VALENCIA FLORES
ERICH MOLLER FLORES FLAVIO FLORES FRANCISCO VAZQUEZ FLORES JOEL FLORES JONATHAN TERRY FLORES JOSE AGUSTIN FLORES JOSUE FLORES JUAN FLORES MANUEL FLORES MARCO LARIOS FLORES OLGA LIDIA FLORES
RICHARD FLORES TONY FERNANDO FLORES VICTOR GONZALEZ FLORES WILSON TOMAS FLORES GUILLERMO FLORES FIGUEROA GUSTAVO FLORES GALLEGOS ANTONIO FLORES RICO HECTOR HIRAM FLORES TORRES
EDWIN XAVIER FLORIAN JULES G FLORIN MICHAEL PETER FLORIN RYAN THOMAS FLORY DALE W FLOWERS DANIEL D FLOWERS DAVID S FLOWERS HAROLD C FLOWERS JIMMY C FLOWERS JR LOIS B FLOWERS
MARGARET REGINA FLOWERS PAUL T FLOWERS III TOBY J FLOWERS DEJUAN D FLOYD EVAN CHARLES FLOYD JAMES AARON FLOYD JASON FLOYD JASON COLLIN FLOYD JOHN A FLOYD JOHN ETHAN FLOYD NOAH GAGE FLOYD
OLIVIA DANIELLE FLOYD ROBERT EARLE FLOYD STEPHEN RAY FLOYD JR TIMOTHY FLOYD VICTOR S FLOYD JOHN J FLUD JR DAKOTA WAYNE FLYNN DEVIN ALLEN FLYNN JAMES L FLYNN JEREMY W FLYNN KEVIN RAY FLYNN
TIMOTHY L FLYNN TYLER FLYNN REECE H FLYNT JR SONYA ANN FLYNT AMERICUS V FLYTHE IV DANIEL FLYTHE RUSSELL THOMAS FLYTHE TYREL FOARD JEANNE M FOGARTY AARON ANTHONY FOGLE JEFFERY T FOGLE
KEVIN DALE FOGLE BRIAN M FOLEY LEO FOLEY PETER F FOLEY SHANE H FOLK PAUL F FOLKERS TERYIAN COLLE FOLKES DONALD J FOLLICK GEORGE E FOLLIN GRAHAM WALKER FOLLIN DANIEL FOLLIS STEPHEN C FOLLIS
PATRICK B FOLLMER JR GABRIELLE ELISE FOLMAR WILLIAM DEAN FOLMAR CHARLES R FOLTZ JR STEPHEN S FOLTZ DEMICHAEL ESTELVON FOMBY ANDREW FONDA IVAN P FONG JOSHUA RUSSELL FONGER COLEY FONKE
JORDAN USOALII FONOTI CHRISTOPHER FONSECA FONSECA MALIYAH MARIE FONSECA MARIO FONSECA VINCENT J FONTANA GERSHWIN FONTENARD BRIAN A FONTENOT KATHERINE WILLIS FONTENOT TODD BRADLEY FONTENOT
ANDREW J FOOTE JEREMY SCOTT FOOTE JOHN C FOOTE CHRISTY FORBES JUSTIN BRADLEY FORBES KYLE FORBES STEPHEN FORBES THOMAS DAVID FORBESS JOHN DAVID FORBIS AKEEM OLAJUWON FORD ANDREW L FORD

BENJAMIN L FORD   BRADLEY FORD   CODY AUSTIN FORD   DANIEL W FORD   DARREN W FORD   DAVID ALBERT FORD   DEVIN MICHAEL FORD   EDWARD MAURICE FORD   EUGENE FORD JR   JEFFREY L FORD   JOSHUA DAVID FORD
KIRA ASHLEY FORD   KRISTOPHER D FORD   KYLE W FORD   LARRY D FORD   LEWIS D FORD   LINDSEY NOEL FORD   OTIS DAN FORD IV   RODNEY FORD   RONETTA FORD   SHERECE FERGUSON FORD   TAYLOR L FORD   WILLIAM D FORD
CRAIG DEAN FORDYCE   BRIAN E FOREMAN   JESSE D FOREMAN   SARAH ELIZABETH FORER   JUSTIN W FORESTER   JIM DAVID FORMBY   JOSHUA S FORMECK   BRIAN C FORNASH   GAYLE L FORNSHELL   HAMID FOROUGHI
MARK ALLEN FORRER   JOHN D FORREST   ADAM T FORSELL   DEANNE M FORSELL   JAMES A FORSELL   ANDREW JAMES FORSLING   JOHN R FORSTER   SARAH FORSTER   GREGORY FORSYTH   STEVEN B FORSYTH   JEFFERY W FORSYTHE
JESSIE M FORSYTHE   STEPHEN B FORSYTHE   STEVEN L FORT   RONNIE FORTE   ZERONN FORTE   BRIAN KEITH FORTENBERRY   HEATHER J FORTENBERRY   DEAN FORTIN   JAMY FORTIN   JONATHAN FORTIN   MICHAEL J FORTIN
BUFFY L FORTNER   KRISTY LEIGH FORTNER   CODY RAY FORTNEY   EVAN MICHAEL FORTSON   ROBERT E FORTSON   BENJAMIN FORZANI   BRANDI N FOSS   DAWN FOSSE COOK   ERIC D FOSSUM   BROOKE MARIE FOSTER   CHERYL L FOSTER
CONNER JOZEF FOSTER   DANIEL BRYON FOSTER   DEANGELO FOSTER   DION FOSTER   DONAVON FOSTER   EDWARD C FOSTER   FRANK W FOSTER   JAMES RICHARD FOSTER JR   JEREMY J FOSTER   JOHN FOSTER   JOHN CHARLES FOSTER
JOHN MICHAEL FOSTER   JOSEPH M FOSTER   JOSHUA M FOSTER   LELAND EUGENE FOSTER III   MATTHEW FOSTER   MATTHEW W FOSTER   NORMAN ROBERT FOSTER   PHILLIP MARTEL FOSTER   ROBERT FOSTER   SCOTT BLAINE FOSTER
STANLEY R FOSTER II   STEVEN MICHAEL FOSTER   THOMAS WAYNE FOSTER   TYLER NATHAN FOSTER   ANTONIO FOULKS   JEFF FOUNTAIN   FELIX FOURNIER   ALEAH BETH FOUSHEE   CHARLES JOSHUA FOUSHEE   ANNIE L FOUST
JUSTIN FOWKES   ADAM FOWLER   BRENNEN FOWLER   CALEB K FOWLER   CAMERON FOWLER   DEAN FOWLER   JAMES H FOWLER   JOHN E FOWLER   MICHELLE LEE FOWLER   ROBERT FORREST FOWLER   TIMOTHY LOGAN FOWLER
TOMMY LEE FOWLER   TROY P FOWLER   WESLEY W FOWLER   KEITH ALLEN FOWLKES   ASHLYN ROSE FOX   BOBBIE J FOX   COREY FOX   DILLAN FOX   FITZROY CALVIN FOX   GEOFF FOX   JASON C FOX   JOSEPH BLAIR FOX   KEN FOX
LUKE LESLIE FOX   MARIA TORRES FOX   MATTHEW L FOX   MICHAEL D FOX   NATHAN FOX   NATHANIEL FOX   RONALD E FOX   ROY LEE FOX III   RYAN H FOX   RYAN THOMAS FOX   SAMUEL FOX   TEIHA MARIE FOX   TIMOTHY A FOX
TRAVIS D FOXWORTH   DANIEL L FOXWORTHY   JOSHUA M FOXWORTHY   MARK F FRACKOWIAK   TRAVIS FRADD   HERIBERTO LANDEROS FRAGA   NATHAN ALAN FRAHM   ASIA JEFFERY FRAKER   ANTHONY J FRALEY   TAMMY E FRALEY
JAMES MATTHEW FRAME   DIANE FRAMPTON   WESLEY F FRAMPTON   ROBERT E FRANCE   BRETT DEREK FRANCIS   EDWARD CHRISTOPHER FRANCIS   JIMMY D FRANCIS   KADEN FRANCIS   KARIM W FRANCIS   ROBERT ALVIN FRANCIS
STEVEN MARK FRANCIS   TRACE FRANCIS   GREGORY RAY FRANCISCO   LUIS CARRILLO FRANCISCO   RAUL FRANCISCO   JUAN FRANCISCO MATEO   ALEX FRANCO   JOSEPH FRANCO   MAGDASA JOSEPH FRANCOIS
JORDAN CHRISTOPHER FRANCOIS-WARD   STEPHEN FRANDSEN   WILLIAM FRANDSEN   ANDREW J FRANK   CLARK ERWIN FRANK   ANDREW T FRANKE   CODY C FRANKENBERG   ROBERT R FRANKENBERG   BRADLEY C FRANKLIN
CHAD B FRANKLIN   CLAYTON E FRANKLIN   CRYSTAL D FRANKLIN   HARLAND R FRANKLIN   JAMES MATTHEW FRANKLIN   JAMES W FRANKLIN   JASON FRANKLIN   JUSTIN L FRANKLIN   KELLEY W FRANKLIN   KEVIN C FRANKLIN
KIMBERLY D FRANKLIN   KYRON J FRANKLIN   MARK E FRANKLIN   MICHAEL BARRY FRANKLIN   SHELLY FRANKLIN   TOBY L FRANKLIN   TRAVENSKI FRANKLIN   WILLIAM MICHAEL FRANKLIN   AARON TERRY FRANKS   BRITTANY MARIA FRANKS
DUSTIN J FRANKS   KENNETH D FRANKS   KENNETH R FRANKS   THOMAS R FRANKS   GEORGE E FRANTZ II   JENNIFER FRANZ   KEVIN MICHAEL FRANZ   JOSEPH MICHAEL FRANZA   RICHARD FRAPPIER   CHRISTINE FRASER
COURTLAND ADOLPH FRASER   GRANT FRASER   NATHAN FRASER   JACOB L FRASIER   JOHN A FRASIER   ELIZABETH H FRASURE   ANDY FRAUSTO   KANDI LYN FRAZE   TODD BURDETTE FRAZER   CARLY RENEE FRAZIER   EARL HENRY FRAZIER
JEREMY C FRAZIER   LUCIAN FRAZIER   MICHAEL D FRAZIER   RUSSELL K FRAZIER   TERRENCE C FRAZIER   TYLER C FRAZIER   ROGER G FRAZZINI   HAROLD FRECH   CODY FRECHETTE   JERRY H FREDERE   ANDREW GERALD FREDERICK
JUSTIN WAYNE FREDERICK   SAMUEL JOHN FREDETTE   JOSEPH E FREDRICKSON   LOGAN H FREDRICKSON   WENDY J FREDRICKSON   KEVIN R FREEHILL   CHAD E FREELAND   ELLIOTT S FREELS   ALEXANDER FREEMAN   BOBBY-JOE FREEMAN
CAROLINE FREEMAN   CHASE NATHANIEL FREEMAN   CLINTON W FREEMAN   DAMIAN T FREEMAN   DANIEL FREEMAN   GARRETT B FREEMAN   JACOB FREEMAN   JEFFREY A FREEMAN   JOSHUA FREEMAN   JOSHUA L FREEMAN
JUSTIN J FREEMAN   KALE JOSEPH FREEMAN   LOGAN BRADLEY FREEMAN   MARK FREEMAN JR   MARK J FREEMAN   MATTHEW L FREEMAN   MICHAEL JEFFREY FREEMAN   NATHANIEL LEE FREEMAN   PAIGE E FREEMAN   ROBERT C FREEMAN
RODNEY FREEMAN   RONALD FREEMAN   TANERIA DENISE FREEMAN   WALKER BUCHANAN FREEMAN   WILLIAM D FREEMAN JR   JACQUQUANDALA FREENEY   ELAINE FREER   KEVIN L FREES   CAITLIN CHEYENNE FREESE   KEIGAN BRANSON FREESE
GEORGE RAY FREET   COLBY R FREEZE   JAMES E FREIBERG   LANE C FREIBERGER   BETH FREIDENBERGER   JASON FREIDENBERGER   JULIE M FREILING   NICHOLAS R FREISE   AARON S FRENCH   ANTHONY WAYNE FRENCH   JAMES A FRENCH
JASON TODD FRENCH   JEREMY B FRENCH   JONATHAN FRENCH   KIERA A FRENCH   MELANIE DENISE FRENCH   MICHAEL MARTIN FRENCH   PATRICK A FRENCH   SYDNEY KATE FRENCH   THOMAS J FRENCH   TIMOTHY JOHN FRENCH
TROY D FRENCH   TYLER D FRENCH   CHRISTINA MARIE FRESH   JEFFERY CHASE FRETWELL   ETHAN FREUND   MASON J FREW   BRANDON FREY   JESSIE FRIAR   JOHN P FRIAS   KYLE FRICK   STEVEN M FRICK   DAVID JOSEPH FRIEDRICH
STEPHEN M FRIEDRICH   TROY J FRIEDRICHSEN   AARON G FRIEND   LEVI D FRIEND   CINDY RENELL FRIERSON   BRADEN FRIESEN   DYLAN J FRIESZ   CLIFFORD H FRINK   EUSTIN L FRISCH   KEITH D FRISCH   MELVIN J FRISCH
ALEXIS LYNN FRITCH   LEVI MICHAEL FRITCH   MICHAEL L FRITCH   AMANDA K FRITZ   KYLE FRITZ   MICHAEL FRITZ   NICK FRITZ   MONTE L FRITZEN   SETH M FROEDGE   JAMES RICHARD FROEHLICH   MAXWELL J FROEHLICH
MARSHA S FROHBERG   SHAWN P FROHNING   ADAM M FROMHERZ   MARY-ELLEN FRONGILLO   COLTON JOHN FRONK   MICHAEL K FRONK   WILLIAM B FRONK   JOE FRONZAGLIO   BRYTON MARSHALL FROST   CHRISTY MICHELLE FROST
SCOTT L FROST   SCOTT F FRUITS   AUDREY ALLEN FRUMP   GERALD S FRY   JASON P FRY   JON FRY   LYNDON MICHAEL FRY   RYAN FRY   SHAUN D FRY   MORGAN CLAY FRYAR   BRIAN C FRYE   HOLLIE A FRYE   JAMES RUSSELL FRYE
JERRY THOMAS FRYMAN   KENNETH FRYMAN   JONAH MILLER FRYMIRE   MATTHEW THOMAS FRYMIRE   JIE FU   TUI P FUALAAU   DAVID A FUCHS   WAYNE FUDGE   ISAIAH MICHAEL FUENTES   JUAN JOSE FUENTES   GUSTAVO ADOLFO FUENTES GUILLEN
JUAN A FUENTES SALGADO   ALBERT L FUGATE   COREY JENNINGS FUGATE   ETHAN NICHOLAS FUGATE   JORDAN M FUGATE   MICHAEL L FUGATE   ADAM DALE FUHRER   SHUNTARO FUJISHIMA   ERIC A FULBRIGHT   COLBY GAVIN FULCHER
WADE J FULKERSIN   ALLEN JESSIE FULKERSON   JOHN DYLAN FULKS   LOUIE J FULLEN   BRENT J FULLENKAMP   BLAKE A FULLER   COBY G FULLER   COURTNEY SHAYNE FULLER   ERIK HUGH FULLER   FREDDY BRYAN FULLER
HEATH ISRAEL FULLER   MICHAEL FULLER   MICHAEL CODY FULLER   MICHELLE LEE FULLER   PATRICK JAMES IACUONE FULLER   TERI MCDOUGAL FULLER   KAYLOR LENEE FULLERTON   SCOTT H FULLERTON   KURT W FULLMER
WILLIAM BRAILEY FULMORE   ADAM C FULNER   EDWARD LEE FULTON   ERVIN L FULTON   ERVIN LESTER FULTON JR   JEFFREY JAMES FULTON   JERRY W FULTON JR   JOHN M FULTON   SAM FULTON   WILLIAM COLTON FULTON
CLIFTON SHANE FULTZ   CORY S FULTZ   MONTE LANCE FULTZ   SARALOU ZAE FULTZ   ALOHA MISIOKA FULU   RODERICK VAUGHN FULWOOD   CHRISTINA ANN FUNDERBURK   JOHNNY FUNDERBURK JR   NATHAN ANDREW FUNDERBURK
AMANDA FUNK   DANIEL J FUNK   JACOB FUNK   JOY DOLORES FUNK   LISA J FUNK   MASON E FUNK   ROB W FUNK   STEPHEN R FUNK   DONALD J FUQUA   EDD FUQUA JR   JESSIE A FUQUA   LOGAN MICHAEL FUQUA   THOMAS Z FUQUA
TYLER LEE FUQUA   ROBERT G FUREY   JENNIE FURGAL   TRAVIS J FURGERSON   AMANDA-EMILY E FURMAN   ANDREW W FURMAN   GARY A FURNISH   JONATHON R FURNISH   RAYMOND E FURNISH   GARY D FURR   JACK D FURR JR
JEFFREY P FURR   ANTHONY J FURTADO   MICHAEL J FURTADO   CHRISTOPHER C FUSELIER   BENJAMIN KYLE FUSON   JONATHAN FUSON   STEVEN M FUTRELL   WILLIAM FUTRELL   MICHAEL RAY FYE   DAVID FYFE   CHRISTOPHER LANCE GABBARD
MICHAEL W GABBARD   RHONDA M GABBARD   SAMANTHA M GABBARD   RICKY L GABLE   JOSHUA L GABRIEL   PEGGY GABRIEL   WALAA GADAIN   JONATHAN PATRICK GADDIE   LYTONIOA LYRIENTA GADDIS   MICHAEL L GADDIS
LUTHER S GADDY   SHEETAL GADEKAR   AARON D GADEKEN   PAVANKUMAR GADICHERLA   ALEXANDER THOMAS GADOW   JEREMY ALLEN GADOW   HEYWARD ADARELL GADSDEN   JEREMY JERMAINE GADSON   NEIL A GAEDE
MARK T GAETKE   CORY A GAFF   NICHOLAS GAFF   AMY E GAFFNEY   DONNA MARIE GAGE   JUSTIN PATRICK GAGE   STEVEN GAGE   MICHAEL GAGLIANO   ALAIN GAGNE   MICHEL GAGNE   BRETT E GAGNON   JOSHUA JAMES GAGNON
SYLVA GAGNON   OMAR GAGUI   BALJIT GAHUNIA   CHRISTOPHER M GAIGE   HAILEY GAINER   ADAM J GAINES   COBY WADE GAINES   DARRICK L GAINES   DIONTRESS K GAINES   JERALD E GAINES JR   SIERRA MAKENZIE GAINES
TRENTON WAYNE GAINES   DAVID MICHAEL GAINEY JR   GARRETT ALLEN GAINEY   JOSHUA GAINEY   KENNETH NEBRASKA GAINEY   RICHARD S GAINEY   RUSSELL L GAINEY   SCOTT E GAINEY   TOBY L GAINEY   WILLIAM R GAINEY JR
ZACHARY GAINEY   CARYL L GAISER   ROCKY EUDELL GAITHER   WILLIAM GAITHER   MILAN GAJJAR   ADAM GAKOU   MALICK GAKOU   AMIR YHOSHUA GAL   ADAM C GALANDO   ALFON GALANG   RYONEIL GALANG   CARLOS CECILIO GALARZA
DAVID JOSEPH GALASSO   ELPIDIO JUNIOR GALAVIZ   DAVID M GALBRAITH   ROSS W GALBREATH   JOHN MELTON GALE III   CARLOS A GALINDO JR   ISSAC GILBERT GALINDO   LUIS LOPEZ GALINDO   RAMON GARNICA GALINDO   ADAM GALL
BRADLEY GALL   NICHOLAS B GALL   RONALD S GALL   GAYE A GALLAGHER   SAMANTHA MAE GALLAGHER   TONY L GALLAGHER   ZOEY PAITYN JUSTINE GALLAGHER   CAMERON GALLANT   JEREMY GALLANT   ALAN D GALLEGO
BRYANDA RUBI GALLEGOS   CHRISTOPHER JOHN GALLEGOS   DAVID J GALLEGOS   JACOB AARON GALLEGOS   JOSHUA DONANCIANO GALLEGOS   RUDY EDWARD GALLEGOS   ANTHONY ARTHUR GALLO   ERIC E GALLO   MICHAEL D GALLO
STEPHANIE GALLO   JEFFREY S GALLOP   ANTWAIN GALLOWAY   BENJAMIN JOSEPH GALLOWAY   CLIFFORD LEON GALLOWAY JR   JARRETT GALLOWAY   JENNIFER MCELVEEN GALLOWAY   JUSTIN WILLIAM GALLOWAY   MATTHEW L GALLOWAY
RONALD K GALLOWAY   KEITH R GALLUP   PHILLIP CHRISTIAN GALLUPS   CHARLES PATRICK GALLUSSER   ALESSA GALVAN   ALEX GALVAN   FATIMA MARRON GALVAN   GILBERTO GALVAN   HUMBERTO GALVAN   JOSE GALVAN
MICHAEL A GALVAN   GERARDO A GALVEZ   JORGE E GALVEZ   MANUEL GALVEZ   JAMES PHILLIP GAMAGE   MATTHEW ERIC GAMBAL   ALFRED J GAMBILL II   AMBER SHAE GAMBLE   DANA R GAMBLE   JAMES L GAMBLE   JUSTIN LEE GAMBLE
LAWRENCE FOXX GAMBLE   MICHAEL GAMBLE   SAMUEL R GAMBLE   THOMAS RICHARD GAMBLE   ZACHARY T GAMBLE   ANTHONY F GAMBONI   BRUCE GAMBRELL JR   ROSS W GAMBRELL   CALEB L GAMBRIEL   JOSE ARMANDO GAMEZ CASTRO
LUIS GAMEZ URBANO   HOSSAMELDIN GAMIL   SCOTT WILLIAM GAMMELL   JEFFREY CHARLES GAMMON   CHAD GAMMONS   MATTHEW IAN GAMPFER   SMIT GANATRA   VICTOR M GANDARA   ALFONSO GANDOLFO   ALFONSO J GANDOLFO
SALVATORE GANDOLFO   BEVERLY I GANDY   DAVID B GANDY   DEVIN DALE GANDY   FRANKIE KEVIN GANDY   HOBSON E GANDY   TIMMIE L GANDY   SHOAL GANEAU   KALAISELVI GANESAMOORTHI   PARTHIPAN GANESAN
NIVENDIRAN GANESH   CHRISTOPHER LEE GANN   CODY AARON GANN   DERRICK SHAUN GANN   JEREMIAH SAMUEL GANN   JOHN EDWIN GANN   JOSEPH GANNON   SETH JACOB GANS   SOLOMON DAVID GANS   ETHAN J GANSEBOM
MICHAEL R GANSEBOM   THOMAS A GANSEBOM   LEAH N GANSKE   JOSILEAN M GANT   JORDAN LEE GANUS   BETH GAONA   RUTH GARACH   ELEAZAR GARAY LANDEROS   RYAN GARBER   DAMIAN GARBUTT   LAURIE GARBUTT
SAYRA MATILDE GARCES   LUIS MANUEL GARCES POMPA   ADRIANA TORRES GARCIA   ALAN JAHIR GARCIA   ALEJANDRO GARCIA   ALFREDO GARCIA   ALFREDO GARCIA   ALFREDO MARTINEZ GARCIA   AMANDA HUGHES GARCIA
ANGEL L GARCIA   ANGELICA GARCIA   ANTHONY URIEL GARCIA   ARTURO GARCIA   ARTURO S GARCIA   BELEN SAAVEDRA GARCIA   BENITO HARO GARCIA   BRAULIO GARCIA   BRAULIO GARCIA   CHRIS S GARCIA   CYNTHIA J GARCIA
DANIEL GARCIA GARCIA   DANIELLE GARCIA   DAVID GARCIA   DAVID GARCIA   DAVID BAYNE GARCIA   DAVID P GARCIA   DIEGO GARCIA   ECTOR SOLIS GARCIA   EDUARDO GARCIA   EDWIN GARCIA   EFREN GONZALEZ GARCIA
ELEAZAR GARCIA   EMILIANO GARCIA   ERIC GARCIA   ERIC RAY GARCIA   ERICK GUADALUPE GARCIA   FRANCISCO GARCIA   GEORGINA GARCIA GARCIA   GILBERT M GARCIA   GUSTAVO GARCIA   HUMBERTO HERNANDEZ GARCIA
JAVIER A GARCIA   JESUS DANIEL GARCIA   JOEL GARCIA   JORDEN MATEO GARCIA   JORGE GARCIA   JOSE A GARCIA   JOSE GARCIA GARCIA   JOSE GOMEZ GARCIA   JOSE LUIS GARCIA   JOSIAH SEBASTIAN GARCIA   JUAN GARCIA
JUAN GARCIA   JUAN GARCIA GARCIA   JULIO GARCIA   JUVENAL GARCIA   LEOPOLDO GARCIA   LORENZO GARCIA   LUIS MORALES GARCIA   LUIS GARCIA   MANUEL CISNEROS GARCIA   MARCO ANTONIO GARCIA   MARDONIO GARCIA
MARIA M GARCIA   MARVIN GARCIA   MIGUEL GARCIA   MIGUEL A GARCIA   MODESTO H GARCIA   MOISES MANCERA GARCIA   MONICA GARCIA   NOE MORA GARCIA   RAMON GARCIA JR   RENE GARCIA   RENE GARCIA   RHONDA J GARCIA
RICARDO GARCIA   RICARDO A GARCIA   RIGOBERTO GARCIA   RIGOBERTO GARCIA   ROGER GARCIA JR   ROJELIO ANTONIO GARCIA   RUBEN CARLOS GARCIA   SALVADOR GARCIA   SERGIO GARCIA   TRENTEN GARCIA   ZACARIAS LUPE GARCIA
JASON GARCIA - PAREDEZ   PEDRO GARCIA- ESTRADA   JOSE R GARCIA JUAREZ   GABRIELA GARCIA MARTINEZ   SAUL GARCIA MENDOZA   JOSE A GARCIA RAMIREZ   GUADALUPE ESMERALDA GARCIA RIVERA   DIONISIA GARCIA SANCHEZ
EMERSON EFRAIN GARCIA VARELA   GABRIEL GARCIA-PINON   MANUEL GARCIA-PINON   JONATHON GARDINER   SEAN GARDINER   ADAM CHANDLER GARDNER   BUFF GARDNER   CANTRAIL L GARDNER   CHRISTOPHER GARDNER
CLAYTON JAMES GARDNER   CRYSTAL LADAWN GARDNER   DARIN GARDNER   DARRYL L GARDNER   DENVER C GARDNER   MATTHEW RAY GARDNER   MICHAEL GARDNER   ROCKY D GARDNER   TAYLOR JAMES GARDNER   TREVOR FRANK GARDNER
WARREN GARDNER   FERNANDO GARDUNO   FRANKLIN D GARGUS III   JOHN D GARIANO   STEVEN EDWIN GARIANO   LUIS M GARIBALDI   DYLAN JOSEPH GARING   DANIEL GARIVAY   CECIL S GARLAND   EDWARD H GARLAND
JAMES DANIEL GARMAN   RICHARD GARMAN   ELIZABETH COOTS GARMANY   DUSTIN MATTHEW GARMON II   ABEL GARN   JARED R GARN   AARON C GARNER   ALEXANDER SCOTT GARNER   CARL MICHAEL GARNER   DAVID ALAN GARNER JR
GREIMANTE DENZEL GARNER   JAMES C GARNER   JAYLON TRAVIL GARNER   JEFFERY A GARNER   JEFFERY STRATTON GARNER   JEREMY NATHANEIL GARNER   JEREMY T GARNER   LANDON CHRISTOPHER GARNER   MATTHEW TIMOTHY GARNER
REX D GARNER   STEDMAN HUNT GARNER   SANY GARO   NICHOLAS J GARRAMONE   RICHARD BRIAN GARRARD   RAMONE GARRAWAY   SARAH J GARRETSON   ANGELA M GARRETT   BENJY L GARRETT   BILLY GARRETT   BRIAN F GARRETT
CALLISSIA RENEE GARRETT   CAROL JEAN GARRETT   CHRISTOPHER ELLIS GARRETT   JAY L GARRETT JR   JEREMY NIKOLA GARRETT   JOHN T GARRETT   JOSHUA GARRETT   KENNETH ALAN GARRETT   MICHAEL R GARRETT   RODNEY A GARRETT
RUSSELL G GARRETT   STEPHANIE B GARRETT   STEVEN R GARRETT   WALLACE W GARRETT   KASEY JAMES GARRICK   JAMES O GARRIGAN JR   DANNY LEE GARRIS   DAVID GARRIS   DAVID ALAN GARRIS   JERRY PRENTICE GARRIS
TERRY W GARRIS   WILLIE D GARRIS   BENJAMIN GARRISON   CASEY GARRISON   GEORGE GARRISON   JOHN W GARRISON II   MATTHEW R GARRISON   BRIAN D GARRY   TYLER M GARST   TAMALA LYNNETT GARTH   TIMOTHY D GARTH
TERRY GARVER   LUCAS GARVERICK   JAMES TYLER GARVIN   ADRIAN L GARZA   ALFONSO GARZA   ANGEL D GARZA   BETH YVONNE GARZA   EDUARDO GARZA   ELIZABETH B GARZA   ISRAEL J GARZA   JACOB GARZA   JAKE VARDEN GARZA
JAMES N GARZA   JESUS GARZA   JOE GARZA JR   ALEJANDRO NA GARZON MORENO   ALTON HUGH GASKINS JR   ANTHONY C GASKINS   GEORGE N GASKINS   JOHN L GASKINS   WILLIAM L GASKINS II   PAMELA ANN GASKINS-BROCK
STEPHANIE LYNN GASKINS-HORNSBY   JULIO GASPAR   PEDRO MIGUEL GASPAR   MICAELA GASPAR DE MIGUEL   ELISEO UBALDO GASPAR GASPAR   SCOTT GASPIE   CHARLES W GASS   CRISTY A GASS   HEIDI GASS   LORENZO GASS
DAVID E GASSAWAY   JERRY L GASTON   RAJENDRA GASTON   JESSE LEE GASWINT   HOWARD E GATCH SR   SHAWN WILLIAM GATCOMB   KATHRYN GATES   PEYTON MATTHEW GATES   LEE-J KEOLA GATEWOOD   RICKEY CHRISTOPHER GATHERS JR
JACOB GATLIN   KENNETH L GATLIN   SABRINA KAY GATLIN   BLADEN MCCOY GATLING   KEISTON D GATSON   EDWARD GATTISON   KISHION RAMAH GATTISON   PRISCILLA MICHELLE GATTISON   TECODIE GATTISON   WAYNE GATTSHALL
RONALD GAUDET   BRUIN EUGENE GAUDIG   SARA ZUCCARELLO GAUDIN   DAVID GAUDREAU   JOSHUA M GAUGHAN   JEREMY L GAUKEL   MARK GAUKEL   RYAN A GAULT   EZEQUIEL GAUNA   MATHEW G GAUNT   ZACHARY C GAUNTT
SHEHBAZ GAUR   SHOEB GAUR   HARIPRASAD GAUTAM   BRENNIN GAUTHIER   CHASE GAUTHIER   DEREK GAUTHIER   JASON GAUTHIER   MARQUIS GAUTHIER   STEVE GAUTHIER   BRADLEY GAUTHREAUX   DATHAN JOEL GAUTREAU
SHERRILL A GAVEL   DESMOND GAVIN   JOSHUA TREMAIN GAVIN   KEVIN GAVIRIA DAVILA   DAVID GAVRISH   JEFFREY PAUL GAWLEY   ZBIGNIEW GAWRYS   STEVEN W GAY   TIM GAY   WALTER A GAYLE   RYAN T GAYLER
JESSE TALBERT GAYMON   MAXIE GAYMON   NATHAN E GAYNER   NICOLAS GAYTAN   OSMAR G GAYTAN   AARON GAZE   TOMASZ GDALSKI   ALEXIS MYRANDA GEAN   KEITH A GEARHART   BRIAN JOSEPH GEARY   TIM GEARY
TIMOTHY GEARY   MATTHEW J GEBO   HABEN GEBRIHIWET   SHARON A GEDERMAN-FISHER   CHRIS D GEE   DUSTIN ANDREW GEE   BRADLEE S GEER   JAMES J GEER JR   MICHELE GEESINK   RONALD LEON GEESLIN   DARNELL MARCUS GEETER
SHAWN GEHLERT   ARIN C GEHLHAUSEN   GARRETT D GEHLHAUSEN   ADAM R GEIGER   RAYMOND G GEIGER   STEPHANIE MICHELLE GEILS   STEPHEN MICHAEL GEISSLER   COLIN L GELBUTIS   SHEILA D GELBUTIS   BRADLEY ALBERT GELLNESS
KRISTINE MARGARET GELTZ   STEVEN MICHAEL GELTZ   MICHAEL W GEMMER   ANDREW GENETTA   DAVID GENOVESE   LIAM MICHAEL HOLMES GENTILE   PATRICK GENTIS   JULIEN GENTLES   CHARLES R GENTRY JR   ERIK V GENTRY
MICHAEL BRENT GENTRY   PANAGIOTIS KYRIAKOS GEORGANTONIS   CHRISTOPHER GEORGE   DYLAN H GEORGE   EDWIN DAVID GEORGE   JON AUSTIN GEORGE   MATHEW T GEORGE   MELVIN D GEORGE   MICHAEL E GEORGE   PAUL GEORGE
RICKEY A GEORGE   TYLER LAMAR GEORGE   CHRISTOPHER M GEORGES   MICHAEL GEORGI   THEOTOKIS GEORGOUSIS   COURTNEY LYNN GERAGHTY   CHAD GERALD   DEVON JON GERASCH   JOSHUA L GERBER   CORY GERBRANDT
DILLON ROBERT GERDE   JOHN W GERDEMAN   JEFFREY G GERDES   SETH J GERDES   TIMOTHY SCOTT GERDES   JOHANSSON J GERENA   RICKY L GERIG   JACOB GERLEK   ADAM A GERLING   CLAYTON M GERLING   THUY GERLITS
JARROD W GERMAN   DAVID JOSHUA GERMANY   DEMARCUS ANTWAN GERMANY   DANIEL J GERRETY   ASHLEY ELIZABETH GERSTEIN   HAILEY N GERSTER   CHRISTOPHER JORDAN GESTRING   CARROLL GETHERS JR   DARRYL GETTLE
TIM GETTLE   ERIC GEYER   KENNETH F GEYER   MUDASSAR GHALTE   NILESH GHANSHAM PATIL   TUDOR A GHEORGHIU   RANDY GHOLSON   BRYAN A GHORLEY   SANI NIZAR GHULAMANI   MICHAEL F GIANCARELLI   SHARRON MARY GIANESSI
MICHAEL STEPHEN GIANNASCOLI   TERESA A GIANNOKIS   JAMES R GIANNONE   CHRISTOPHER RAY GIBBENS   JOEL ARTHUR GIBBONS   RICHARD F GIBBONS   AUSTIN LEE GIBBS   CHAD KENNETH GIBBS   CHRISTOPHER F GIBBS
DARRYL F GIBBS   EDWARD WAYNE GIBBS   ELI V GIBBS   GARRETT C GIBBS   JOSHUA L GIBBS   JUSTIN ROBERT GIBBS   KEVIN D GIBBS   TOM C GIBBS   JENNIFER R GIBBS-BEATTY   ALAN M GIBSON   ASHLEY V GIBSON   BILLY R GIBSON
CHILION A GIBSON   CHRISTOPHER IRVIN GIBSON   COLTON GRANT GIBSON   DANIEL GIBSON   DONALD GIBSON   ERRIKA P GIBSON   JEFFERY GIBSON   JESSICA L GIBSON   JODI K GIBSON   JOSEPH E GIBSON   KAYLEE SUEELLEN GIBSON
KEVIN P GIBSON   LARRY B GIBSON   MARK ANDREW GIBSON   ROBERT EVAN GIBSON   SHANE A GIBSON   TANA M GIBSON   WILLIAM GIBSON   GEBRIHIWET GIDEY   JONATHAN D GIELAZAUSKAS   AMANDA C GIESBRECHT
MURRAY B GIESBRECHT   NATHAN R GIESIGE   CYRUS JAMES GIESKEN   RYAN GIESLER   JIM C GIFFORD   RONALD N GIFFORD   MACKENZIE MARIE GIGANTI   SHERRY A GIGAX-SCHLIE   CHARLES GIGLIA   EDWARD D GIL   GERARDO JUNIOR GIL
ISAAC R GIL   MICHAEL A GIL   MIGUEL A GIL   SERGIO GIL   POLO ANTONIO GIL BASTIDAS   THAYNE GILBERG   AMY M GILBERT   ASHLEY KIM GILBERT   CODY LOGAN GILBERT   JASON GILBERT   JESSICA D GILBERT   JORDAN GILBERT
KENDALL GILBERT   KURT R GILBERT   KYLE THOMAS GILBERT   MICHAEL GILBERT   RAYMOND GILBERT   SCOTT A GILBERT   STEVEN W GILBERT   TRAVIS G GILBERT   BRADLEY KENNETH GILBERTSON   MATTHEW GILBOW
MICHAEL RYAN GILBOW   CONNOR THOMAS GILBREATH   TRAVIS GILCHRIST   KEVIN THOMAS GILDEHAUS   BARRY V GILES   JEFFREY W GILES   MAYRA G GILES   TUCKER KEN GILES   DIANA E GILHOOLY   MATHEW RAY GILKEY
CARL RAY GILL JR   DANIEL GILL   HARRY JAMES GILL   JAMES GILL   JERRY A GILL   KELLI GILL   KENNETH R GILL   ROSS M GILL   RYAN GILL   MATTHEW B GILLEAN   KENNETH L GILLELAND   ANDREW P GILLESPIE   ANN M GILLESPIE
JACOB I GILLESPIE   JAMES ARMAND GILLESPIE JR   RICHARD A GILLESPIE   RICHARD C GILLESPIE   MIKKI LAMORRIS GILLETTE II   ANDRE D GILLEY   CHRISTOPHER GILLEY   JEFFREY GILLIAM   JESS BRADEN GILLIAM   JOY TRAVINA GILLIAM
ROBERT C GILLIAM   WILLIAM R GILLIAM   CHASE GILLIAN   DONALD GILLIAN   CHAD GILLIATT   KENNETH GILLIES   TREVOR G GILLIES   CHRISTOPHER SHANE GILLILAND   CARSON M GILLIS   JASON KENNETH GILLIS   LANCE GREGORY GILLIS
PAUL D GILLISON   WILLIAM E GILLOCK II   JOHN W GILMER   CALEB E GILMORE   KENNETH KYLE GILMORE   MARCUS GILMORE   MATTHEW R GILMORE   TYRONE CECIL GILMORE   JARED R GILPIN   JUSTIN TAYLOR GILPIN   JOSEPH W GILSDORF
CORY G GILSON   MICHAEL GILSON   MARSHALL L GILWORTH   RORY A GIMENEZ   ERIK HEATH GIMM   DAXSTIN MICHAEL GINES   OMAR IVAN GINES   JASON GINGELL   MARION L GINGERICH   MATTHEW J GINGERICH   MYRON E GINGERICH
NELSON R GINGERICH   STEPHANE GINGRAS   BRIAN GINN   DAMON T GINN   JERRY A GINN   CHARLES A GIOIA III   TYLER GIOIA   BARBARA GIOMI   MATTHEW GIOMI   EMILE GIORDAN   CHRISTOPHER M GIORDANO   BRANDON E GIORGI
GARY J GIORGI   MICHAEL GIPSON   JACOB GLEN GIROD   ANTHONY CARMEN GIROLAMO   JOSE M GIRON   ESTEFANI VANESSA GIRON HERNANDEZ   FRANCIS GIROUX   MICHAEL GIROUX   RILEY GIROUX   SAXTON GITCHELL
TONY LEE GITTMAN   DEREK GIUDICI   ADAYLA NICOLE GIULIANO   SALVATORE GIUNTA   RONALD E GLADDEN   ANTIONEE S GLADNEY   DANIEL EUGENE GLADNEY   DOUGLAS WAYNE GLASER   DAMIEN GLASGOW   DANIEL RAY GLASGOW
SPENCER LAFAYETTE GLASGOW JR   DUSTIN E GLASOE   ROBERT KURTIS GLASPER JR   CASEY LEE GLASS   JAMES WAYNE GLASS JR   MICHAEL THOMAS GLASS   LAWRENCE E GLASSCOCK   BENJAMIN HARLAN GLASSNER
WILLIAM ALLEN GLATKOWSKI   DAVID GLAUS   DANIEL PATRICK GLAVES   RACHEL ANNE GLEASON   ROBERT GUY GLEASON SR   SETH DAVID GLEASON   JOSHUA LEE GLEATON   BRADLEY R GLEAVES   RACQUEL DAYNAH GLEAVES
ZACHARY GLEGHORN   BRITTNEY GLENDENNING   NATHAN M GLENDENNING   MICHAEL J GLENDON   JAY DAVID GLENN   JOSEPH C GLENN   MARC WAYNE GLENN   MATTHEW P GLENN   TERRY J GLENN   DENNIS GLENON   CURTIS EWELL GLICKERT
KIMBERLY ANN GLIDEWELL   JOHNICE GLINTON   DAVID GLISSON   MILTON GLISSON   SHANE W GLISSON   TIMOTHY A GLISSON   CHARLES ANDREW GLIWA   SAMANTHA C GLOBA   HUBERT GLODOWICZ   BRIAN P GLOVER
DORIEN RASHON GLOVER   MATTHEW DAVID GLOVER   WILLIAM S GLOVER III   JOHN C GLOWACKI   OLEKSANDR GLUSHCHENKO   PRAVIN GNANA MUTHU   AIDEN J GNAT   JEREMY D GNAT   JERROD D GNAT   JOSHUA P GNAT   DEVEN GNEHM
RAYLEEN M GNEHM   WESLEY A GOAD   CARL LEROY GOATLEY   ROBERT MILES GOATLEY   STEVEN W GOATLEY   ROYAL GOBERT   PATRICK L GOBLE   GREGORY T GOCHANOUR   BRIAN K GOCHENAUR   ROBERT JASON GODBOLT
KENNETH FRANK GODDARD   ROSS GODDEN   ANDREW D GODEL   BLAKE GODFREY   BRET D GODFREY   DEREK RUSSELL GODFREY   JEFF GODFREY   TROY M GODFREY   TYLER W GODFREY   ALEJANDRA ALVARADO GODINEZ
FRANCISCO OROZCO GODINEZ   BRETT A GODLEVSKY   DAVID RONALD GODLEY JR   PAUL E GODOLPHIN   BRANDON L GODSEY   BRIAN L GODSEY   CALEB GODSEY   COLTON GODSEY   JASON ALLEN GODSEY   KATIE GODSEY
ANDREW GORDON GODWIN   AUBREY DALE GODWIN   RAJ GODWIN   SALINA LOUISE GODWIN   THOMAS E GODWIN III   TRAVIS STEWART GODWIN   VALORIE S GODWIN   CHRISTOPHER A GOEBEL   JAMES G GOEBEL   JONATHAN T GOEDE
TORRI KYLE GOEDE   PHILIP M GOETHE   CHRISTOPHER J GOETSCH   RYAN PAUL GOETSCH   AARON J GOETZ   JUSTIN GOETZ   CORY T GOETZMAN   CHARLES J GOFF   JOHN THOMAS GOFF   JOHNNY M GOFF JR   JORDAN GOFF   KEITH W GOFF
ROBIN D GOFF   THOMAS N GOFF   BRIAN GOFORTH   LAYTON HULS GOFORTH   JESS ROBERT GOGGANS   LAWRENCE B GOGGANS   GARY L GOINS   GREGORY A GOINS II   RANDOLPH PETER GOINS   ZACHARY R GOINS   NISSAN GOKOOL
DANIEL M GOLDBERG   CASEY GOLDEN   JOSEPH B GOLDEN   PATRICK L GOLDEN   JERRY GOLDFUSS   ANDREW T GOLDNER   GRANT H GOLDSMITH   DANIEL A GOLDSTEIN   JAMIE LYNN GOLEMBESKI   JOSHUA GOLEMBESKI
BRANDON LUKE GOLENDA   JEFFERY D GOLIGHTLY   CORY LEE GOLLADAY   JOHN EMERALD DY GOLO   MICHAEL GOMES   ANITA RUIZ GOMEZ   ARMANDO J GOMEZ   ARTURO GOMEZ   BETH M GOMEZ   BRYAN GOMEZ   CARLOS GOMEZ
CARLOS GOMEZ   CARLOS GOMEZ   CHRISTOPHER E GOMEZ   CLAUDIA GOMEZ   EDGAR O GOMEZ   EFRAIN FLORES GOMEZ   FRANCISCO MARTIN GOMEZ   JESUS ALBERTO GOMEZ   JOCELIN GOMEZ   JORDAN ANTHONY GOMEZ
JOSE A GOMEZ   JOSE A GOMEZ II   JOSE ALANIS GOMEZ   JOZIEL GOMEZ   KEVIN GOMEZ   LUIS A GOMEZ   LUIS YANCE GOMEZ   MELVIN A GOMEZ   MONICA GOMEZ   ROGELIO MARTINEZ GOMEZ JR   SAMUEL A GOMEZ   SEBASTIAN GOMEZ
SELVIN G GOMEZ   STEVEN NICHOLAS GOMEZ   VICTOR GOMEZ   JANETT GOMEZ BERNAL   RAUL GOMEZ DIAZ   OSCAR GOMEZ RUVALCABA   EDWARD MARASIGAN GONDA IV   CARLOS GONSALES   JOHNNY GONSALEZ   JARRETT LOPAKA GONSALVES
JUANITA GONSALVES   BRANDYN T GONZALES   CHRISTOPHER A GONZALES   CHRISTOPHER DANIEL GONZALES   DANIEL GONZALES   ERNIE GONZALES   EUGENIO GONZALES   FRANCISCO GONZALES   FRANCISCO R GONZALES
GABRIEL GONZALES   IGNACIO JOSE GONZALES   IMELDO P GONZALES   JUAN LORENZO GONZALES   JUSTIN GONZALES   LAZARO GONZALES   RICHARD GONZALES   RICHARD B GONZALES   STEVE JOSEPH GONZALES II   XAVIER C GONZALES
DAVID J GONZALES LUGO   ADOLFO GOMEZ GONZALEZ   ALBERTO GONZALEZ   ALEJANDRA DAVILA GONZALEZ   ALEXIS OTONIEL GONZALEZ   ALEXYS MERCEDES GONZALEZ   ALICIA GONZALEZ   ANDREAS MIKEL GONZALEZ   ANIBAL GONZALEZ
ANTHONY GONZALEZ   ARMANDO E GONZALEZ   ARMANDO G GONZALEZ   ASHLEY NICOLE GONZALEZ   BRAYAN HERNANDEZ GONZALEZ   BRAYAN MARTINEZ GONZALEZ   CARINA ALEJANDRA GONZALEZ   CARLOS GONZALEZ

CARLOS GONZALEZ CHRIS GONZALEZ DAINA BECERRA GONZALEZ DANTE R GONZALEZ DAVID A GONZALEZ DIEGO CALVILLO GONZALEZ EDGAR HERNANDEZ GONZALEZ EDUARDO VEGA GONZALEZ EFREN RICHARD JR RICHARD GONZALEZ JR
ENOC GONZALEZ ERIC GONZALEZ FERNANDO L GONZALEZ GAIL MARIE GONZALEZ GERARDO GONZALEZ GREGORIO GONZALEZ HEBER E GONZALEZ ISMAEL D GONZALEZ ISRAEL GONZALEZ JAIME HERNANDEZ GONZALEZ
JAMES W GONZALEZ JAVIER GONZALEZ JAVIER ALEXIS GONZALEZ JEFFREY RAFAEL GONZALEZ JESUS GONZALEZ JESUS A GONZALEZ JESUS J GONZALEZ JORGE L GONZALEZ JOSE GONZALEZ JOSE A GONZALEZ JOSE ADRIAN GONZALEZ
JOSE BRISEÑO GONZALEZ JOSE M GONZALEZ JOSE REGALADO GONZALEZ JOSE ROSALES GONZALEZ JOSUE GONZALEZ JUAN GONZALEZ JUAN A GONZALEZ JUAN MARTINEZ GONZALEZ JUANA G GONZALEZ JUDITH GONZALEZ
LIZBETH GONZALEZ LUIS AMAURYS GONZALEZ LUIS VALENCIA GONZALEZ MANUEL A GONZALEZ MARIA DE LA CRUZ GONZALEZ MARIO GONZALEZ MARIO EMILIO GONZALEZ MARTIN GONZALEZ MARTIN GONZALEZ MATTHEW J GONZALEZ
MAURO GONZALEZ MAYRA GUADALUPE GONZALEZ MICHAEL ANTHONY GONZALEZ MOISES CIBRIAN GONZALEZ MONICA LIZETH GONZALEZ OSCAR BAUTISTA GONZALEZ OSCAR CHAVEZ GONZALEZ OSCAR J GONZALEZ
RAFAEL ZARAGOZA GONZALEZ ROBERTO ACOSTA GONZALEZ RUBEN GONZALEZ RUBEN RICARDO GONZALEZ RUBY GONZALEZ RUDY RAMON GONZALEZ RUTH GONZALEZ SAUL GONZALEZ JR SAUL T GONZALEZ SERGIO GONZALEZ
SYLVIA GONZALEZ TOMAS A GONZALEZ URIEL GONZALEZ VANESSA GONZALEZ VERONICA ALCARAZ GONZALEZ VICTOR A GONZALEZ YAISY GONZALEZ LUIS GONZALEZ BERNAL FRANCISCO JR GONZALEZ CORDOVA
CARLOS GONZALEZ ESQUEDA LAURA MELINA GONZALEZ MACIAS JOSE ARTURO GONZALEZ MARROQUIN LYNSEY M GONZALEZ MASSALLO IGNACIO E GONZALEZ MENDEZ DENYSSE GONZALEZ OVALLE CHRISTIAN XAVIER GONZALEZ ROSARIO
ARISMENDIS GONZALEZ-GONZALEZ JUDITH ELAINE GOOCH RYAN A GOOCH SETH GOOCH DUANE M GOOD SCOTT R GOOD TRAVIS W GOOD BILLY EUGENE GOODALL JUSTIN E GOODBEAR AARON LEE GOODE JR ALANNAH BRYN GOODE
MARQUISH A GOODE SCOTT GOODENOUGH BROOKS MICHAEL GOODEY JOSEPH L GOODEY EARTHA L GOODLOW CLAY THOMAS GOODMAN JAMES TODD GOODMAN ROD GOODMAN JOSHUA D GOODON PATRICK LEE GOODRICH
DENNIS W GOODRUM RYAN DOUGLAS GOODRUM BRYAN V GOODSELL DEMARIO LASHAWN GOODSON CHRISTOPHER J GOODWATER CHRISTOPHER N GOODWATER JOEL W GOODWATER FABIAN GOODWILL ISAAC GOODWILL
ALLEN L GOODWIN DUSTIN B GOODWIN JACOB CONRAD GOODWIN MATTHEW CHARLES GOODWIN NICHOLAS D GOODWIN SANTAWN G GOODWIN STEPHEN R GOODWIN TIMOTHY LYNN GOODWIN VARON LAMONT GOODWIN
ZACHARY MACK GOODWIN MARVIN C GOODWINE JACOB ADAM GOODYEAR BRANDON W GOOLEY BENJAMIN A GOOLSBY COLE MITCHELL GOOLSBY JAMES CHRISTOPHER GOOLSBY KENYAN RILEY GOOLSBY NICOLE D GOOLSBY
ASHOKKUMAR GOPALAKRISHNAN T GOPI MALWINA GORA ADAM TAYLOR GORBY BRADLEY D GORDON CARL E GORDON CHARLES E GORDON II CLIFFORD GORDON CLIFFORD GORDON JR COREY WENDELL GORDON
DAVIS CHANNING GORDON FRANK WILLIAM GORDON JASON KONARD GORDON JEREMY A GORDON JEREMY BLAKE GORDON JOHN AARON GORDON JOHN WESLEY GORDON JON-MICHAEL GORDON JOSHUA MICHAEL GORDON
JOSHUA S GORDON LATOSHA NICOLE GORDON TAYLOR BLAINE GORDON ULLERN ARNOLD GORDON LORENA GORDON BROWN ANN E GORE BRANDY M GORE COLE BRENNON GORE HAYDEN R GORE LARRY J GORE TRISTEN GORAM GORE
WENDY HARDEE GORE CHRISTOPHER DELL GOREE BRENDAN GOREN FRANCES A GORIUS APRIL M GORMAN JEFFREY ANDREW GORSKI JUSTIN E GORSKI PETER M GORSLINE DYLAN M GOSDIN SHERARD GOSINE BROCK GOSLAR
CONNOR GOSLAR BRANDON S GOSNELL DANIEL EUGENE GOSNELL JAMES GOSS JAMES GOSS JARED S GOSS TONY L GOSS STEVEN E GOSSERT LEWIS E GOSSETT PAUL EDWIN GOSSETT RAY W GOSSETT III PRIYA GOTHANDARAM
SURAJ GOTHANKAR JOSEPH RICHARD GOTHARD SCOTT EMERY GOTHARD VIJAY RAJ GOTHARI MURUGAN JASON T GOTT LOGAN JEFFRY GOTTSCHALK KYLE GOTTWALD DAWN RENEE GOUCHER ALLEN A GOUDE JEFFREY A GOUDE II
JOSEPH ERIC GOUDEAU JOSEPH AARON GOUGE JEFFREY JOSEPH GOUGH PATRICK WILLIAM GOUGHLER CHAD CHARLES GOUIN SHANE GOULD CODY TYLER GOUNTOUNAS MANIGANDAN GOVINDARAJ MARUTHAMUTHU GOVINDASAM
VENKATESH V GOVINDASWAMY DAWN KEITH GOWDER JR ELANGO GOWTHAMAN FLORAND R GOXHO WILLIAM M GOZELL ELMER R GRABER JEFFREY J GRABER KURTIS GRABER LLOYD GRABER LEONARD ROY GRABIA
ALEXANDER PEYTON GRACE JACOB SCOTT GRACE JOHN R GRACE ARNOLD-JAMES GRACE-KEKAWA DUSTIN JOHNSON GRADDICK AARON LEWIS GRADY JONATHAN GRADY DAVID A GRAEBER ANTHONY R GRAF DANIEL GRAF
DAVID G GRAF WILLIAM M GRAFF BRIAN JAMES GRAFFAM JEREMY GRAFFAM ANDREW D GRAFTON ROBERT JAMES GRAGG BRADON GRAHAM BYRON P GRAHAM JR CHARLES G GRAHAM CHRISTOPHER L GRAHAM
CURTIS WESLEY GRAHAM DAVID W GRAHAM DENNIS GRAHAM DYLLON WAYNE GRAHAM GABRIEL M GRAHAM GEORGE LEE GRAHAM II GERALD L GRAHAM JAMES GRAHAM JAMES GRAHAM JAMES CANDLER GRAHAM
JAMES DERREL GRAHAM JEFFERY D GRAHAM JENNIFER M GRAHAM JOHN AARON GRAHAM JOHN D GRAHAM JULIE ELIZABETH GRAHAM KENNETH PAUL GRAHAM JR LUCAS COLTON GRAHAM NOAH EDWIN GRAHAM RANDY R GRAHAM
RICHARD L GRAHAM RICHARD LOUIS GRAHAM JR ROBERT JAMES GRAHAM SCOTT A GRAHAM SHANE N GRAHAM SUSANN M GRAHS WINSTON STEVE GRAMMER JENNIFER E GRAMS ANTHONY GRANADO J ROBERTO GRANADOS
LUIS GRANADOS MIGUEL GRANADOS RICARDO GRANADOS FAUSTINO GRANADOS MENDEZ RICHARD XAVIER GRANADOS TOVAR CHARONE SEABROOKS GRANDISON BOBBY CRASH GRANGER MAKENNA GRANGER MICHAEL C GRANGER
RUSSELL GRANNUM COREY G GRANQUIST BRODY JAY GRANSTRA ANDREW GRANT ANTHONY GRANT BO LEVI GRANT CHRIS A GRANT DANIEL C GRANT DOUGLAS GRANT GAVIN KYLE GRANT GEORGE R GRANT JR JACOB ADAM GRANT
JACOB W GRANT JAMES GRANT JOSEPH DALTON GRANT LAMAR D GRANT SR LOYD PRESTON GRANT MELANIE J GRANT MICHAEL BRENDAN GRANT NATHAN D GRANT ROBERT K GRANT ROBERT L GRANT RUSSELL EARL GRANT
RYAN LOREN GRANT SHERITA SHANTAY GRANT TERRANCE LEQUAN VONSHAY GRANT TYLER GRANT WILLIAM GILBERT GRANT WILLIAM J GRANT SETH MICHAEL GRANTHAM TIM V GRASHORN TANEAH L GRASS ARTHUR GRASSO JR
DAVID C GRATZ ZACHARY N GRAU TED GRAUL JOHN J GRAVANTE JACOB SCOTT GRAVATTE MICHAEL GRAVEL RAYMOND GRAVEL DAVID GRAVELLE DUSTIN GRAVELLE AARON LEE GRAVES ANTHONY KEITH GRAVES
CORNELIUS D GRAVES DONOVAN L GRAVES JAMES DUSTIN GRAVES KELLAN GRAVES KIMBERLY J GRAVES KRISTIN L GRAVES LANDEN DEAN GRAVES JOSEPH V GRAVITT ANDREW STABLER GRAY CHRISTIAN ADAM GRAY
CYNTHIA G GRAY DUSTIN MICHAEL GRAY IAN ALEXANDER GRAY JAN GRAY JEREMY DEWAYNE GRAY JOSHUA MICHAEL GRAY KERRY GRAY KEVIN GRAY KEVIN D GRAY LEVENNA D GRAY MARY AGNES GRAY MARY KAY GRAY
MICHAEL J GRAY MITCHELL THOMAS GRAY PILIATE GRAY RACHAEL D GRAY ROCKY GRAY SHAWN MAURICE GRAY SYDNEY PAIGE GRAY TIMOTHY M GRAY WILLIAM R GRAY ZEDARIUS QUENTAVIS GRAY JOSEPH D GRAYS
GEORGE K GRAYSON JOHN W GRAYSON JUSTIN GRAYSON BENJAMIN THOMAS GRAZIANO WAYNE GREEGOR ADAM GREEN ALEX J GREEN ANDREW T GREEN BAYLIE K GREEN BRENDAN GREEN BRIAN PATRICK GREEN
CHARLIE BRENT GREEN CODY REISE GREEN COLTIN DRAKE GREEN DANIEL R GREEN DANNY JOE GREEN DAVID GREEN DAVID Z GREEN DENNIE L GREEN DONNIE C GREEN DREW W GREEN ERIC LEE GREEN ERICA L GREEN
ETHAN JAKE GREEN FRANCY GREEN GARY L GREEN GARY T GREEN GREGORY S GREEN HEATHER GREEN HUNTER R GREEN JACOB ALLEN GREEN JAMES LLOYD GREEN JR JAMES W GREEN JAMIE LEE GREEN JARROD S GREEN
JASON A GREEN JAZMA MONTIQUE GREEN JEFFREY C GREEN JEFFREY S GREEN JERRY M GREEN JOANN T GREEN JOHN GREEN JOHN RALPH GREEN JOHN T GREEN JOHNNY E GREEN JOHNNY J GREEN JONATHAN DEWAYNE GREEN
JOSHUA GREEN JOSHUA COWAND GREEN KASEY GREEN KENDALL GREEN KENNETH H GREEN KYLE GREEN KYLE C GREEN LEVIS GREEN LOUIS SHAWN GREEN LUCAS JOHN GREEN LYTAVIS LAMAR GREEN MATTHEW CHARLES GREEN
MATTHEW J GREEN MAURICE C GREEN MICHAEL E GREEN NICHOLAS A GREEN PAMELA D GREEN PATRICK GREEN PAUL GREEN PETER D GREEN RANDALL D GREEN RICHARD D GREEN RYAN J GREEN SAMUEL THOMAS GREEN
SCOTT A GREEN SCOTT G GREEN SHANE D GREEN SHANNA E GREEN SHILOH GREEN SPENCER RUSSELL GREEN STEPHEN GREEN STEVEN RAY GREEN THOMAS A GREEN THOMAS JOSEPH GREEN TIMOTHY DAVID GREEN JR
TODD MICHAEL GREEN TORRENCE GREEN TRAVIS DALE GREEN TROY W GREEN VICTORIA BROOKE GREEN WILLIAM EDWARD GREEN WILLIAM SCOTT GREEN MICAH JON GREENAWALT WILLIAM J GREENBACK ANGELITA GREENE
CHAD A GREENE CHEYELEE ANN GREENE DAVID ALLEN GREENE GARY E GREENE JAMES WYATT GREENE MARCELLOUS THEODORE GREENE MICHAEL DANIEL GREENE MICHAEL TYLER GREENE RANDALL B GREENE RODNEY L GREENE
STEVEN A GREENE TIMOTHY B GREENE TRAVIS GREENE RYAN SCOTT GREENFIELD KERRY GREENHALGH REUBEN MICHAEL GREENHALGH STANLEY GREENHAM LISA GREENIER KEVIN GREENSTREET EDWARD M GREENWALD
KRISTOPHER MICHAEL GREENWAY ALAN LEE GREENWOOD KEVIN GREENWOOD MICHAEL DALE GREENWOOD TONYA LEE GREENWOOD DAVID W GREER EDWARD W GREER GRATH CHARLES GREER JACOB LEE GREER JAY J GREER
KIP CHARLES GREER KOLBIE L GREER MACI GREER MARCIE J GREER MATTHEW GREER ROBERT JAKE GREER ROBERT LEE GREER SCOTT A GREER STEPHEN G GREER DEREK R GREGG DESHAUN GREGG JARROD O GREGG
JOSEPH M GREGG SEAN D GREGG HOUSTON PAUL GREGGS MARION LANE GREGGS SHAUN MICHAEL GREGORICH ANTONIO GREGORIO AUSTIN WAYNE GREGORY CASEY SCOTT GREGORY DANIEL JOHN GREGORY HAROLD W GREGORY
JONATHAN P GREGORY MATTHEW W GREGORY MELINDA RAE GREGORY NORMAN GREGORY MICHAEL J GREITEN JR KAYTLIN C GREIWE JASON GRENIER ERIC E GRENINGER EDWARD ALAN GRESCH JOSHUA E GRESHAM
LANCE TAYLOR GRESHAM SCOTT FRANCIS GREVE NATALIE GREY ALEXANDER ROSS GRIBBLE MATTHEW LOUIS GRIBBLE TIMOTHY E GRIBBLE BRIAN ALLEN GRICE DAVID R GRICE JAMES GRICE MICHELLE R GRICE ODELL BEACH GRICE
RONALD GRICE MATTHEW GRIDER JORDON X GRIEGO BRANDON BJORN GRIER ALEX S GRIFFIN BILLY JACK GRIFFIN BRANDON N GRIFFIN BRIAN J GRIFFIN CLIVE BRYANT GRIFFIN COLTIN RILEY GRIFFIN DANIEL T GRIFFIN
DAVID A GRIFFIN DERRICK AUSTIN GRIFFIN GLENWOOD M GRIFFIN HANNAH NICOLE GRIFFIN JARED DEREK GRIFFIN JOHN SPROTT GRIFFIN JONATHAN TAYLOR GRIFFIN JONATHON GRIFFIN KEITHRICK DUANE GRIFFIN
KURSHAUNRICK DONTE GRIFFIN LARRY GRIFFIN MATTHEW ASHLEY GRIFFIN MICHAEL W GRIFFIN RUSSELL D GRIFFIN RYAN J GRIFFIN RYAN MATTHEW GRIFFIN TIMOTHY P GRIFFIN TODD HARMON GRIFFIN TRACY N GRIFFIN
TREVOR ALAN GRIFFIN TYLER GLEN GRIFFIN TILLERY CALDWELL GRIFFIN THOMAS DONALD GRIFFIS DAWN MARIE GRIFFITH ERIK GRIFFITH JOHN J GRIFFITH JOHN STEPHEN GRIFFITH JR JUSTIN E GRIFFITH KACEY L GRIFFITH
KACY L GRIFFITH KADIN G GRIFFITH MICHAEL L GRIFFITH MICHAEL W GRIFFITH JR SERGIO J GRIFFITH SHANE MICHAEL GRIFFITH SHIRLEY-ANN GRIFFITH-MAYERS DANIEL P GRIFFITHS JAYDA G GRIFFITHS SHANE DENNIS GRIFFITHS
GRAHAM GRIGELIS CHRISTOPHER E GRIGG CALVIS ROMONE GRIGGLEY ALAN S GRIGGS CHRISTOPHER S GRIGGS GARY GRIGGS III JESSIE L GRIGGS JOHNNY C GRIGGS JOSEPH DYLAN GRIGGS KENAN RASHAUN GRIGGS
NICHOLAS WILLIAM GRIGGS RYAN B GRIGGS SAVANNAH GRIGGS SHANNON K GRIGGS WILLIAM S GRIGGS ALEXANDER GRIGOROV JOSHUA ALFONSO GRIJALVA MICHAEL SCOTT GRILL CHARLES GRIM PAUL G GRIMALDI
JUAN S GRIMALDO MARTINEZ CHARLES A GRIMES DAVID C GRIMES JR JACKSON CADE GRIMES JASON D GRIMES ANDREW WINFIELD GRIMM JACOB NATHANIEL GRIMM JAMES LEONARD GRIMM JOSHUA GRIMM JAMES L GRIMMER
JAMES PORTERFIELD GRIMSLEY MATTHEW CHASE GRIMSLEY DANIEL STEVEN GRINDELL ROY E GRINFIN HENIA NATALIE GRINGARTEN SEAN GRINSLADE CHAD MICHAEL GRISHAM CARL W GRISSETT MICHAEL ANTHONY GRISSETT
HEATHER RENEE GRISSOM LAWRENCE E GRISSOM TIMOTHY GRISSOM ADAM C GRISWOLD JASON P GRIZZARD CLYDE T GRIZZELL MICHAEL PATRICK GROBE CHARLES E GROCE TISUAN MARTEZ GROCE ADAM GRODHAUS
DANIEL J GROFF LAURA ANNE GROFF BRYAN DOUGLAS GROGG MICHAEL AARON GROLL THOMAS J GROLL GREGORY P GROMEK SHAWN C GRONDIN CHAD W GROOMS PHIL D GROOVER BRIANA E GROSCHE ROY ELSON GROSE
BRADLEY GROSHONG DANIEL B GROSS TINA L GROSS MARGARET CLAIRE GROSSHUESCH ERIC F GROSSMANN ZACHARY GROSVENOR ADAM M GROTE CONNOR MARTIN GROTENHUIS JAMES E GROTH LONNIE L GROTHE
CHERI A GROTHOFF PAUL A GROVE AMANDA JEAN GROVER NATHAN ALAN GROVER ANDREW B GROVES CHRISTIAN GROVES IAN ROBERT GROVES NICHOLAS A GROVES TRISTAN GROVES ZACHARY MICHAEL GROVES
AUSTIN TYLER GRUBB DARRELL M GRUBBS MARKUS GRUBE JOSHUA GRUBER JOHN M GRUBICH DYLAN ANDREW GRUENINGER COREY GRUHL LOGAN R GRUNIG MATTHEW L GRUNKE THOMAS GRUZESKI MEREDITH GRZINCIC
JUAN GUADARRAMA MALDONADO MANUEL GUADIANA JOSE LOUIS GUAJARDO YAHAIRA ALEJANDRA GUAJARDO HECTOR R GUARDADO VICTOR A GUARDADO CHUCK A GUBBELS JERLYN K GUBBELS LOKESH GUBENTHIRAN
TIMOTHY JOSEPH GUBITZ KYLE S GUEL CHRISTIAN GUERRA ANTONIO GUERRA BAUTISTA FRANCISCO GUERRA BAUTISTA JORGE GUERRA LOPEZ ALDO FLORES GUERRERO ANTONIO GUERRERO CHRISTIAN MANUEL GUERRERO
EZEQEIL M GUERRERO JESUS GERARDO GUERRERO JESUS PADRON GUERRERO JESUS R GUERRERO MIGUEL GUERRERO MIGUEL PALACIOS GUERRERO RICARDO J GUERRERO SERGIO FABIAN GUERRERO CRISTIAN GUERRERO HERNANDEZ
MIGUEL A GUERRERO NUNEZ EVA J GUERRERO ROQUE SHELBY NOLAN GUESS AARON MICHAEL GUEST DENIS AMILCAR GUEVARA LORENA GUEVARA VICTOR GUEVARA ALEXANDER GUEVARA LOPEZ ZACHARY RYAN GUFFIE
JULIE GUGLIELMO BRET GUIDRY BRYCE GUIDRY ALFREDO GUIJOSA JAZZ D GUILD GUSTAVO FUENTES GUILLEN DANIEL N GUILLIAM RON R GUILLIAM JUSTIN GUILTNER JEREMY K GUIN M RAYMOND GUINA JORDAN GUINN
LARRY D GUINN ROBERT GUINN MARTHIN PILA GUINTO AARON LAMONT GUINYARD BASSEM GUIRGUIS ZACHARY ANDREW GUISE KRISTEN M GUISTI SOMESHWAR GULABSINGH NAGPURE ERIKA GULACSI ERNIE GULACSI
ROBERT GULLEDGE JOHN A GULLEY KALEB MATTHEW GULLEY GINGER LEA GULLICK WAYNE GULLION HEATH LOGAN GUMB AYMAR GUMBS RONALD D GUMM CHRISTI GUMMALAUSKI VIJAYARAJ GUNASEELAN SURESHRAJA GUNASEKARAN
WILLIAM L GUNDER BRIANNA W GUNDERSON AUSTIN GUNN CHRISTOPHER M GUNN KENNETH GUNN BRIAN SCOTT GUNNELS TIMMOTHY CASEY GUNNOE LASHAWN GUNSBY ANDREW JAMES GUNTER BLAKE ANDREW GUNTER
KARLA GUNTHER SHWETA GUPTA JEREMIAH GURDEN CHAD RYAN GURGANUS AARON P GURLEY ANDREW DYLAN GURLEY HOLDEN GAGE GURLEY JEREMY F GURLEY RONALD A GURLEY STEWART B GURLEY BRYAN GURR
GURUMURUGAN GURUSAMY KALA GURUSAMY DALE GUSPODARYK-MYKE JOSEPH D GUSTAFSON KAREN L GUTHEIL RICK JOSEPH GUTHIER ANTHONY C GUTHRIE BRITTNEY KAITLYN GUTHRIE KOYA JOSEPH GUTHRIE MARK A GUTHRIE
RYAN J GUTHRIE STEPHEN F GUTHRIE TAWSHA GUTHRIE TYLER GUTHRIE ANGEL JAVIER GUTIERREZ BRENDA A GUTIERREZ CARLOS C GUTIERREZ EFRAIN GUTIERREZ GABRIEL NUÑO GUTIERREZ HILDA LARA GUTIERREZ
JESSE A GUTIERREZ JOAQUIN ORNELAS GUTIERREZ JORGELUIS GUTIERREZ JOSEPH H GUTIERREZ JUAN DOMINGUEZ GUTIERREZ JUAN M GUTIERREZ OLGA GONZALEZ GUTIERREZ OSCAR GUTIERREZ PEDRO GUTIERREZ
RAUL A GUTIERREZ RICARDO SALAS GUTIERREZ ROBERT JOHN GUTIERREZ SUSANA GONZALEZ GUTIERREZ TIMOTHY JON GUTIERREZ RICARDO GUTIERREZ VALADEZ TRACY M GUTMAN SANDRA GUTOWSKI WILLIAM R GUTZMANN
DANIEL GUY REGINALD GUY RONALD GUY ERIC BRIAN GUYER TRACY M GUYETTE ROGER L GUYNN AMANDA L GUYRE CLINTON J GUYTON KEITH GUYTON KEITH H GUYTON JR BERNARD P GUZEWICZ JR SHAWN MICHAEL GUZEWICZ
ROBERT GUZIAK ALEJANDRO DIAZ GUZMAN CESAR GUZMAN CESAR GUTIERREZ GUZMAN ELIAS M GUZMAN ELISEO D GUZMAN ERIK GUZMAN GERARDO ORTIZ GUZMAN JESUS MORA GUZMAN JORGE GONZALEZ GUZMAN
LUIS E GUZMAN MELANIO GUZMAN SUSANA RIVERA GUZMAN CRISTOBAL GUZMAN-MARTINEZ VINCENT ALEXANDER GWYNN MATTHEW JAMES GYARMATI QUINN-TINH HA PATRICK G HAAGEN KEITH A HAAKER BRIAN K HAANPAA
AMANDA K HAAS DAWN MICHELLE HAASE JOSEPH RAY HAASE MATTHEW D HAASE JAMES W HABLAWETZ JR THOMAS HACH DARCY HACHE CODY R HACKETT DREW MICHAEL HACKETT JUSTIN A HACKETT MICHAEL GARY HACKETT
NADRA D HACKNEY RONALD D HADAWAY GREGORY WAYNE HADBERG LYALL HADDEN BROCK ALAN HADDOCK DYLAN RANDAL HADDOCK HAYDEN B HADDOCK JAMES BLAKE HADDOCK ROLANDO HADDOCK-RODRIGUEZ
CHELSEY HADDON ERIC D HADDOX MICHAEL HADEN WISAM M HADI TAYLOR DAVID HADLEY JESSE L HAENITSCH ROBERT L HAFER DIANE J HAFF JAMIE H AFFELY JOHN D HAGAMAN SHERAL ANN HAGAR ROBERT ETHAN HAGEMAN
RYAN L HAGEMAN SAMUEL LEE HAGEMAN MICHAEL W HAGEMEIER BRYCE N HAGER DENNIS M HAGER LOGAN C HAGER RICHARD A HAGER WILLIAM KENNETH HAGEWOOD DAVID RYAN HAGGERTY JOHN HAGLER JONATHAN LEE HAGOOD
TIMOTHY AUSTIN HAGOOD EMIL A HAGOPIAN JOHN ARA HAGOPIAN AUSTIN DAVID HAHN ERIC C HAHN JARED D HAHN DANIEL BLAKE HAHS IKE HAINES JAMES HAINES CHRISTOPHER R HAINLINE JARED RAY HAIR
RICHARD EARL HAIRE II JEFFERY K HAIRRELL ATHIKOOR RAHMAN HAJA MYDEEN KIAN HAJHOSSEINI MOHAMED HAJI RAGAB MICHAEL HALCRO RASEAN XAVIER HALCROMB AUSTIN L HALE BRETT HALE CHRISTOPHER J HALE
JASON DERIC HALE JEFFREY A HALE JOHN LYMAN HALE KEITH HALE KYLE R HALE STEVEN LEE HALE JR VELVET LAJEAN HALE VINCENT EWING HALE FRANK HALES GUY WILDON HALES JAMES KENNARD HALES JOHN DAVID HALES
ALEXANDER ROBERT HALL ALYSSA B HALL BLAKE NOBBE HALL BRADLEY ALLEN HALL BRYAN J HALL CHARLES SPENCER HALL CHASE G HALL CHRISTIAN SHAY HALL CHRISTOPHER G HALL COTY NATHANIEL HALL
CURTIS MITCHELL HALL DALE HALL DANNY S HALL JR DAVID W HALL DEAKON HUNTER HALL DENNIS W HALL DEREK A HALL DERRICK RYAN HALL DONALD W HALL DYLAN ROBERT HALL EDDIE L HALL JR EMILY REBECCA HALL
EVA LYNN HALL GRACE MARIE HALL HEATH HALL HUNTER R HALL JACOB SAMUEL HALL JAMES N HALL JAMES THOMAS HALL JAMES W HALL JASON PETER HALL JASON PETER HALL JENS MELVIN HALL JEREMIAH W HALL
JESSE HALL JOE C HALL JOHN HALL JONATHAN KYLE HALL JOSHUAH DEAN HALL JUSTIN TYLER HALL KENDALL HALL KIM C HALL KRISTI HALL KYLE XAVIER HALL LEE CURTIS HALL LISA MARIE HALL MATTHEW J HALL
MICHAEL W HALL NICHOLAS HALL NOAH ALAN HALL OWEN M HALL OWEN STEPHEN MITCHELL HALL PAUL HALL PHILLIP HUNTER HALL REGINALD HALL RICKY HALL ROBERT HALL ROBERT LEE HALL RYAN NICHOLAS HALL
SCOTT HALL SEAN HALL SHAUNDA L HALL SKYLER CHRISTIAN HALL STEVEN LUCAS LEE HALL TONY C HALL WILLIAM L HALL II ZACHARY DAVIS HALL AMBER NICHOLE HALLER DAVID MAXIMUS HALLETT SAMUEL ROLLYN HALLFORTH
CLAYTON M HALLIBURTON COREY S HALLIBURTON AARON BARNEY HALLING CHAD LAMONT HALLMAN JARRED ARAMIS HALLMAN MICHAEL HALLMAN MATTHEW SCOTT HALLMARK NATHAN AARON HALLMARK PAMELA SUE HALLOCK
LINDA HALLOWELL TYLER HALLUM NEIL W HALPIN PETER K HALSELL KYLE J HALSEY TREVOR ALLEN HALSEY JOSEPH LEE HALSTEAD KASIE LYNN HALSTEAD LINDSEY MICHELLE HALSTED GREGORY A HALTERMAN DON L HALTINER
TOBY ISSAC HALTINER GAVIN NEAL HALTOM JASON H HALTOM ANTHONY B HAM KEVIN HAM DOUGLAS HAMBERGER JOSEPH C HAMBERLIN PHILLIP W HAMBERLIN AMANDA MARIE HAMBLIN DAVID C HAMBLIN JORDAN D HAMBLIN
NICHOLAS HAMBLIN PHARRYN L HAMBRECHT PHILLIP J HAMBRECHT DUSTIN J HAMBY GARY BLAKE HAMBY RASHA HAMDALLAH OMAR HAMED CHRIS HAMEL BRENT HAMER DUSTIN K HAMES JOHN C HAMES CHRISTINA ROSE HAMIEL
ANDREW M HAMILTON ANDREW T HAMILTON AUSTIN HAMILTON BARRY ALAN HAMILTON BEVERLY S HAMILTON BRANDON J HAMILTON CAMERON HAMILTON CASEY S HAMILTON CHARLES HAMILTON COLBY HAMILTON
COLE HAMILTON DILLAN HAMILTON DONAVON A HAMILTON DWAYNE C HAMILTON GREGORY D HAMILTON JEFFERY L HAMILTON JENNIFER MCELYEA HAMILTON JORDAN CHASE HAMILTON JOSEPH E HAMILTON JOSHUA RAY HAMILTON
MARK JASON HAMILTON MICHAEL C HAMILTON REBECCA WALLACE HAMILTON ROB S HAMILTON SCOTT F HAMILTON SEAN C HAMILTON TEMERA TWANETTE HAMILTON TOM A HAMILTON TYLER HAMILTON VINCENT P HAMILTON
WILL HAMILTON WILLIAM KURT HAMILTON MARK ANTHONY HAMLETT MICHAEL L HAMLETT SCOTTY D HAMLETT WILLIAM CHASE HAMLIN ALAN KEITH HAMM COREY DAVID HAMM ERIC C HAMM JAMES HAMM JOHNATHAN D HAMM
JOSHUA HAMM JULIAN R HAMM KAYLA RACHELL HAMM MICKEY L HAMM PHILLIP LEE HAMM CHRISTOPHER DREW HAMMACK JAMESON CORDELL HAMMACK LEVI BRYAR HAMMACK ZACHARY HAYDEN HAMMACK AUSTIN J HAMMAN
CYNTHIA J HAMMAN JAMES RUSSELL HAMMELL AUSTIN MICHAEL HAMMER ISAAC S HAMMER KACEY ELIZABETH HAMMERBERG ELTON RAY HAMMERS AUSTIN J HAMMON CARL DANIEL HAMMON CORY A HAMMOND
LANCE C HAMMOND MATTHEW Q HAMMOND NICHOLAS W HAMMOND THOMAS L HAMMOND THOMAS L HAMMOND JR WALTER L HAMMOND ANDREW HAMMONDS COREY JUSTIN HAMMONDS DAKOTA JORDAN HAMMONDS
EDGAR JUSTIN SHANE HAMMONDS KENNETH D HAMMONDS CRAIG A HAMNER BRITTNIE MAXINE HAMP RYAN M HAMP QUENTIN R HAMPSHIRE BILLY JOE HAMPTON BRENT A HAMPTON DANA O HAMPTON DELERICK L HAMPTON
JASON HAMPTON JASON EDWARD HAMPTON KRISTEN HAMPTON REDONDRIC ONEAL HAMPTON TREVAN ANDREW HAMPTON RYAN B HAMRE MIN KYU HAN JENNIFER HANAKEE CHARLES RILEY HANBACK CARLENE HANCOCK
CHARLES SHAWN HANCOCK DOMINIQUE JAWUAN HANCOCK JAMES THOMAS HANCOCK JOHN CODY HANCOCK JONATHAN L HANCOCK MICHAEL T HANCOCK RANDALL A HANCOCK SANDRA C HANCOCK SHAWN T HANCOCK
STEVEN E HAND DANIEL I HANDLER MITCHELL E HANDLEY PAUL E HANDLEY PAUL A N HANDLEY ROGER E HANDLEY ROGER JARED HANDLEY SEAN PATRICK HANDRAHAN WALKER LANE HANDS JUSTIN WILLIAM HANDSEL
PHYLLIS MORRIS HANDWERG DEVON MICHAEL HANDY STEPHEN D HANES DAVID WAYNE HANEY JOEL HANEY MADISON NICOLE HANEY RYAN PAUL HANEY VICTOR W HANEY RYAN M HANK TONY M HANKERSON SCOTT HANKEY
ANTHONY HANKINS DARYL G HANKINS JOHN D HANKINS JOSHUA DEWAYNE HANKINS STEVEN W HANKINS WILLIAM L HANKINS AUSTIN L HANKINSON BRADY COOK HANKS JAMES P HANLEY JASON K HANLEY JASON V HANLEY JR
MARY C HANLEY BRANDI NICHOLE HANLIN ROBERT W HANLIN BRIAN CHARLES HANLON COURTNEY LEE HANN ALLISON R HANNA BENJAMIN T HANNA DARREN L HANNA JUSTIN LYNN HANNA KELVIN A HANNA KYLE T HANNA
MARK A HANNA HOWARD D HANNAH NOAH HANNERS JAMIE T HANNIS SEAN PATRICK HANRAHAN LISA MARIE HANSELL SEAN HANSELL BRUCE HANSEN CHERYL L HANSEN CHRISTIAN N HANSEN COLBY HANSEN DAMIEN HANSEN
DAVID J HANSEN ERIC E HANSEN GREG L HANSEN JEREMY MICHAEL HANSEN JESSE G HANSEN JOHN A HANSEN JOSEPH K HANSEN KEVYNN HANSEN KIRBY JOHN HANSEN MATTHEW J HANSEN NICHOLAS C HANSEN RILEY C HANSEN
RUSSELL HANSEN SCOTT R HANSEN SKYLAR BRETT HANSEN STEVEN B HANSEN SUSAN H HANSEN TED HANSEN TODD L HANSEN WESLEY HANSEN JOSHUA BRYAN HANSER ARYLAN PORTER HANSON CALEB HANSON
CHADLEY E HANSON JASON L HANSON JONATHAN HANSON MARK T HANSON MICHAEL HANSON MILES HANSON NATANIEL SHAPIR HANSON TRAVIS J HANSON JACOB DEAN HANTHORNE ABRAR HAQ JOSHUA ROBERT HARAGOS
JASON H HARBAUGH SHERRILL L HARBER KEITH HARBINSON TIMOTHY HARBISON JOHN G HARDEE DEVIN TYLER HARDEN DUSTIN RAY HARDEN GAUGE ANTHONY HARDEN JAMES M HARDEN JOHN W HARDEN RICKY C HARDEN
RAMESH HARDEO WILLIAM J HARDER LARRY BENJAMIN HARDESTY DANIEL R HARDIE ERIC M HARDIE LISA D HARDIMAN TEHRAN RODRIGUEZ HARDIMON CODY HARDIN DONALD E HARDIN HEATH HARDIN HUBERT ANTHONY HARDIN
JENNA R HARDIN JOSHUA A HARDIN STEVEN HARDIN ARTHUR WILLIAM HARDING III CHRISTOPHER F HARDING JACK S HARDING JR JOHNATHON M HARDING JOSEPH HARDING KARLA S HARDING RICHARD HARDING ROBERT A HARDING
RYAN HARDING WILLIAM R HARDING WILLIAM R HARDING JR ADAM S HARDISTY MARK HARDMAN FRANK LAMAR HARDRICK BRANDON THOMAS HARDWICK ROBERT J HARDWICK CHELSEA V HARDY CHRISTOPHER HARDY
JAMES MARCUS HARDY JONI LE HARDY KURT D HARDY LINDSAY KATELYN CAMP HARDY SKYLER EARL HARDY WALKER LOUIS HARDY MELISSA HARE VAIBHAV HAREKAR JOHN E HARFORD JR ROYAL D HARGET JUSTIN W HARGIS
BRANDON S HARGRAVE CEDRIC HARGROVE WALLACE LEE HARGROVE ANDREW TYLER HARIKE JONATHAN HARINCK NIKHIL HARISHCHANDRA MHATRE DEAN HARKEY DEAN HARKEY ROBERT M HARKINS PHILLIP JERMAINE HARKLESS
CRAIG HARKNESS HOWARD J HARKNESS MICHAEL D HARKNESS JASON MICHAEL HARLAN LELAND HARLAN BRIAN K HARLESS ROBERT T HARLESTON JEANNE MARLENE HARLEY CAMERAN M HARLIN JASON N HARLIN
TRENTON P HARLIN DAVID C HARLLEE ERNEST M HARLOW ALVA L HARMAN DENNIS E HARMEIER BRIAN A HARMES DUSTIN A HARMES JUSTIN A HARMES SKIP P HARMEYER BILLY JOHN HARMON III BRANDON HARMON
DAVIS HARMON PATRICK HARMON PAUL T HARMON STEVE HARMS KASERAJ HARNARINE JOSHUA HARNER SOPHIA MARIA AGUON HARO JACK R HARPENAU RYAN J HARPENAU ADEN L HARPER DEAN SHAUN HARPER
DEANNA MARIE HARPER DONOVAN KEITH HARPER JASON HARPER KAMERON L HARPER SAM A HARPER TRES HARPER WILL JACOBHERBERT HARRE ALAN E HARRELL CAMERON JAY HARRELL CHRISTOPHER D HARRELL
CINDY J HARRELL GREGORY K HARRELL GUNNER HARRELL HEWITT P HARRELL HUNTER RAY HARRELL JASON B HARRELL JASON K HARRELL MICHELLE HARRELL ROCHELLE M HARRELL SHERROD T HARRELL WILLIAM RAY HARRELL
TIMOTHY MILES HARRELSON DANIEL SCOTT HARRILL COLTON L HARRINGTON DYLON MATTHEW HARRINGTON HOLLY HARRINGTON JOHNNY J HARRINGTON LEE HARRINGTON MICHAEL JOHN HARRINGTON JR SHELLY HARRINGTON
WALTER P HARRINGTON ANDRAE M HARRIS ANTHONY E HARRIS ANTHONY KENDALL HARRIS ANTHONY LYNN HARRIS BENNY L HARRIS BRIAN EDWARD HARRIS BRYSON W HARRIS CARLOS DEWAYNE HARRIS CHARLES DERRICK HARRIS
CHRISTIAN D HARRIS CHRISTOPHER TYSON HARRIS COLBY HARRIS DANIEL HARRIS DARRIN J HARRIS DAVID GLENN HARRIS DERWIN M HARRIS DILLON J HARRIS DON H HARRIS EDDIE CHARLES HARRIS JR FELICIA HARRIS
FERLANDZ ANTHONY HARRIS GLEN A HARRIS GLENDA WILSON HARRIS GRAHAM J HARRIS GREGORY HARRIS HEATHER HARRIS HOWARD H HARRIS JACOB DOUGLAS HARRIS JACOB LEE HARRIS JASON G HARRIS JASON SCOTT HARRIS

JAY WILLINGTON HARRIS   JEREMY JEROME HARRIS   JESSE L HARRIS   JOHN D HARRIS   JOHN D HARRIS   JYRUS HARRIS SR   KEGINALD LABRONDON HARRIS   KELLI LEANN HARRIS   KENT HARRIS   KODY ISAIAH HARRIS
KYLE PATRICK HARRIS   LANNY GENE HARRIS   LONNIE AARON HARRIS   MARK D HARRIS   MARK D HARRIS   MARK W HARRIS   MATTHEW DAVID HARRIS   MATTHEW M HARRIS   MELINDA A HARRIS   MICHAEL HARRIS
MICHAEL JORDAN HARRIS   MICHAEL LEE HARRIS   NICHOLAS L HARRIS   RANDAL S HARRIS   ROBERT S HARRIS   RODNEY G HARRIS   ROYCE G HARRIS   SAMUEL D HARRIS   SAMUEL T HARRIS   SCOTT A HARRIS   STEPHEN HARRIS
TERRANCE M HARRIS   TERRY L HARRIS   TIMOTHY KEITH HARRIS   TOMMY SHAWN HARRIS   TWANA W HARRIS   TYLER HARRIS   WAYNE ALLEN HARRIS JR   WILLIE B HARRIS   ASHLEY N HARRISON   AUSHIA R HARRISON
BRANDON M HARRISON   BREANNA HARRISON   BRUCE A HARRISON   CHRISTOPHER D HARRISON   COOPER S HARRISON   DAVID E HARRISON   DIANA HARRISON   GARRETT HARRISON   JASON LAMAR HARRISON
JERROD BROCK HARRISON   JERRY W HARRISON   JONATHAN DEE HARRISON   JORDON MICHAEL HARRISON   REILLY ELLEN HARRISON   ROBERT PATRICK HARRISON   RODNEY W HARRISON   RONALD LYNN HARRISON
SCOTT R HARRISON   TERRI-LYNN HARRISON   THOMAS GREGORY HARRISON   TYLER G HARRISON   TYLER JAMES HARRISON   WILLIAM P HARRISON   MARVIN T HARROD   DONALD ROTH HARROLD   GRANT HARROP
RICK W HARROUN   LATOYA SMALL HARRY   OMAR KAREEM HARRY   ABIGAIL HART   ANTHONY HART   CALVIN HART   ERIC GLENN HART   HART L HART   JACOB C HART   JAMARIS J HART   JEREMIAH HART   JOHN HENRY HART
LESTER LEE HART   ROBERT HART   SCOTT A HART   SHARON R HART   TOBY J HART   TREVELON D HART   WESLEY D HART   DAVID HARTER   KEITH F HARTER   KELLY HARTER   ROBERT A HARTER   ROBERT W HARTER JR
STEPHEN M HARTER   STEPHEN MARTIN HARTER   JUSTIN E HARTFORD   LARRY NOBLE HARTGRAVES   TERRY ALLEN HARTLE   BENJAMIN K HARTLEY   CARLY ANN HARTLEY   CHARLES MATTHEW HARTLEY   DAVID R HARTLEY
NICKOLAS JOHN HARTLEY   SAGE C HARTLEY   TANNER AVERY HARTLINE   ERIC G HARTMAN   JEFFREY M HARTMAN   JUSTIN L HARTMAN   SEAN J HARTMAN   STEVEN P HARTMAN   PAUL RAYMOND HARTMANN   CHRISTOPHER M HARTNETT
GEORGE C HARTRANFT   BRAD L HARTSHORN   NATHANIEL A HARTUNG   DARREN HARTZ   NILES MCLEAN HARTZ   ROBIN H HARTZELL   DERRICK HARVEY   JONATHAN DAVID HARVEY   PATRICK KEITH HARVEY   RICHARD HARVEY
RICKY HARVEY   SAMUEL K HARVEY   TYRELL JAREN HARVEY   BRIAN ANDREW HARVILLE   JASON SCOTT HARVILLE   PHILLIP S HARVILLE   WILLIAM S HARVOTH   KENNETH CHARLES HARWELL   DARTON A HARWICK
DANIELLE HASBERRY   MATTHEW SETH CARL HASBROUCK   CHRISTOPHER A HASEBROOCK   HAFIZ ABDUL HASEEB   CARROLL J HASELDEN III   JIMMY M HASELDEN   JOSEPH R HASELDEN   LUKE T HASELL   ANTHONY P HASENPFLUG
JEFFREY MICHAEL HASERT   NERMIN HASIFIC   JACOB HASKETT   EMMA NICOLE HASKINS   KENNETH B HASKINS   TRAVIS EUGENE HASLAM   ADAM T HASLEBACHER   AHMED HASSAN   EJAZ HASSANALI   ALAN M HASSETT
BENJAMIN K HASTE   BUDDY T HASTINGS   GREGORY G HASTINGS   JARED J HASTINGS   MARTIN DAVID HASTINGS   WILLARD W HASTON JR   SENAD HASUKIC   AUSTIN J HATCH   BRIAN M HATCH   DENTON HATCH   KENT HATCH
MICHAEL D HATCH JR   REESE E HATCH   AVERY GARNER HATCHEL   MATTHEW C HATCHEL   BYRON S HATCHELL   JENNIFER M HATCHELL   JOSEPH MCCAN HATCHELL   DAVID L HATCHER   DONALD F HATCHER   KARL A HATCHER
RODNEY GLEN HATCHER   SHAWN R HATCHER   STEVEN CASEY HATCHER   ALEX R HATFIELD   CODY LEE HATFIELD   JEREMY G HATFIELD   MARY JANE HATFIELD   THOMAS E HATFIELD   TONI L HATFIELD   ETHAN DEAN HATHAWAY
JONI D HATHAWAY   SETH HATHAWAY   RYAN LEIGH HATMAKER   HARRY HATTON III   MATTHEW L HAUF   RYAN N HAUGH   FOREST WILLIAM HAUGHIE IV   NICHOLAS HAUPT   JEREMY K HAUPTMAN   COREY L HAURY
JAMES M HAUSBACH   LEIGH HAUSBACH   JERRY W HAUSE   ANDREW PHILLIP HAUSER   ERIC W HAUSFELD   BRANDON RAY HAUSKINS   KYLE JAMES HAUT   MARK A HAVER   SAMANTHA LYNN HAVERKAMP   ZACHARY HAVERLY
JENNIFER HAVIS   GAYLE MARIE HAVLICEK   STEPHEN HAWCO   ANDREW HAWES   AUSTIN R HAWK   GENE E HAWK   JOSHUA LEE HAWKER   JACOB R HAWKES   JAMES HAWKES   MATTHEW W HAWKES   ALLAN HAWKINS
ASHLEY HAWKINS   DARREN D HAWKINS   DEBRA ANN HAWKINS   DENNIS BLAKE HAWKINS   DOUGLAS HAWKINS   GREGORY LYNN HAWKINS   JEREMY J HAWKINS   JOHNNIE ODELL HAWKINS JR   JOSHUA M HAWKINS
KELVIN LAMAR HAWKINS   KIMBERLY D HAWKINS   KYLE MATTHEW HAWKINS   LEE HAWKINS   MARK C HAWKINS   MARTIN G HAWKINS   MICHAEL HAWKINS   PAUL A HAWKINS   PAUL W HAWKINS   ROBERT A HAWKINS
ROBERT COR LEON HAWKINS   ROBERT DREW HAWKINS   STEPHEN HAWKINS   TIMOTHY JASON HAWKINS   TYLER SCOTT HAWKINS   WILLIAM E HAWKINS   CORY R HAWN   FORREST D HAWTHORNE   JAMES PRESTON HAWTHORNE
JENNIFER B HAWTHORNE   GREGORY A HAY   LACI NICOLE HAY   TUCKER HAYCRAFT   TIMOTHY DREW HAYDEN   TRENTON SHELBY HAYDEN   BRADLEY HAYDON   GURPAL HAYER   ADAM HAYES   ANDRE B HAYES   BRENDON DANIEL HAYES
BRINKLI AMBER GRACE HAYES   CHRISTOPHER D HAYES   ELIZABETH JANE HAYES   JASON M HAYES   JOHN HAYES   JON P HAYES   JOSHUA MARTIN HAYES   LAWRENCE HAYES   MARTY HAYES   PAUL E HAYES II   SCOTT L HAYES
WILLIAM G HAYES   ZACHARY MATTHEW HAYES   LANCE E HAYLETT   ROSS MICHAEL HAYMAN   SCOTT HAYMON   LARRY L HAYMOND   BILLY TERREL HAYNES   BRENDA-JEAN MARIE HAYNES   CHRISTOPHER WILLIS HAYNES
DESMOND HAYNES   GORDON R HAYNES   JEFFREY H HAYNES   JOSEPH HAYNES   JUDY R HAYNES   KEVIN ROBERT HAYNES   KYLE HAYNES   KYLE THOMAS HAYNES   MARK T HAYNES JR   MITCHELL L HAYNES   JARED RICHARD HAYNIE
CODY DANZEL HAYS   MICHAEL CHRISTOPHER HAYS   LIAM HAYWAHE   JEREMY A HAYWARD   KURTIS HAYWARD   STERLING B HAYWARD   TEVIN KASHAWN HAYWARD   YATWAN HAYWARD   DAVID MARTIN HAYWOOD
MYRON J HAYWOOD   CHAD M HAZELTON   MARCUS TYRONE HAZELTON   CHANDLER DANE HAZELWOOD   SHAWN L HAZEN   DAVEY HAZLEWOOD   AMANDA DAWN HEAD   JOHN S HEAD   NATASHIA RAE HEADROE   KRISTIAN HEALD
SHERMAN THOMAS HEALEY   MARK E HEALY   ETHAN HEAPS   JAMES O HEAPS III   THOMAS L HEARD   GEORGE STEPHEN HEARN III   JEREMY C HEARN   MARTY HEARN   MICHAEL BRIAN HEARN   TIMOTHY LEE HEARN
DARIUS ALEXANDER HEARNS   ALEXIS NICOLE HEASTER   JACOB DALTON HEATER   BRANDON TYLOR HEATH   DYLAN I HEATH   FRANK J HEATH   KRIS HEATH   MATTHEW GERARD HEATH   WILEY KADE HEATH   DEBRA HEATHER
ROBERT S HEATHERLY   BRIAN C HEATON   JEFFREY B HEATON   SAVANNAH D HEAVRIN   CONRAD HEAVY SHIELDS   KAMILLA JEAN HEBB   JOSEPH HEBERT   MARC-ANDRE HEBERT   MARCUS D HEBERT   KATEY MARIE HECKATHORN
BERTRAM HECKMANN   NATHAN J HECKMANN   JOHN HEDEN   DEBRA J HEDGE   GREGORY R HEDGE   DEREK M HEDMECK   RAYMOND THOMAS HEDRICK   WADE M HEDRICK   JASON C HEESACKER   JOSEPH D HEESACKER
DANIEL HEFFERAN   ROBERT SEAN HEFFERNAN   MARK W HEFLEY   JESSICA R HEFLIN   JORDAN HEFLIN   KENNY J HEFLIN   KEVIN CHRISTOPHER HEFLIN   KODI MICHAEL HEFLIN   GABRIEL WAYNE HEFTY   MYLES M HEFTY
BROCK D HEGGEMEYER   DANIEL D HEGGEMEYER   JOSHUA G HEIDERMAN   TYLER J HEIDERMAN   JASON HEIL   LANCE A HEIM   ETHAN HEIMER   NICHOLAS J HEIN   CHRISTIAN CORDNER HEINE   STARR ELAINE HEINEKE
KERRY KAYNE HEINKE   JASON HEINKEL   DAVID MICHAEL HEINRICH   GARY M HEINRICH   LOGAN A HEISDORFFER   DUSTIN L HEISER   RICHARD HEITMAN JR   DONEL HELBERT   KYLE HELBERT   JOSEPH HELD   BRIAN N HELDENBRAND
DARYL W HELDENBRAND   JILL A HELDERMAN   NOLAN TYLER HELDT   KYLE HELFER   MICHAEL PAUL HELLARD   JONATHAN K HELLER   KODY J HELLER   MICHAEL A HELLER   MICHAEL A HELLER JR   NATHANIEL R HELLER
ROBERT E HELLER   JAKE HELM   MATTHEW D HELM   DALTON KENT HELMCAMP   JODI LYN HELMER   TIMOTHY E HELMEY   GARY HELMINSKI   GREGORY L HELMINSKI   HESSTON SHAY HELMS   HOLDEN BRAY HELMS
JAMES WILLIAM HELMS III   JASON DENNIS HELMS   JOSHUA ALAN HELMS   PAUL M HELMS JR   SUSAN E HELMS   TIMOTHY DONNY HELMS   WALKER JAMES HELMS   MARLEN HELMUTH   CHLOE CAROLYN HELPHENSTINE
GARY ALLEN HELSING   JACE KENNETH HELSON   CHRISTOPHER L HELTON   TROY HELTON   ROBERTA HELVEY   TRAVIS RAYMOND LEE HELVEY   PATRICIA ETHLYN HELZER   JOSEPH RAY HEMBY JR   RUSSELL A HEMINGWAY
JAMES T HEMMINGER   CASEY DENISE HEMRICK BAILEY   RHONDA J HENCKEL   HERBERT DUKE HENDERS   LANCE O HENDERSHOT   CARRIE ANNE HENDERSHOTT   ANGELA D HENDERSON   BRADLEY S HENDERSON
BRADLY SCOTT HENDERSON   BRANDY DENISE HENDERSON   BRIAN R HENDERSON   CAMERON DIVALLE HENDERSON   CHARLES B HENDERSON   CHARLES K HENDERSON SR   CHARLES M HENDERSON   CHRIS C HENDERSON
CHRISTOPHER JERMAINE HENDERSON   COLBY AUSTIN HENDERSON   CORY EUGENE HENDERSON   DONALD LEE HENDERSON   ERIC JOHN HENDERSON   JAMES M HENDERSON   JASON L HENDERSON   JENNIFER EPPERSON HENDERSON
JENNIFER LEIGH HENDERSON   JOHNATHON DAVID HENDERSON   KOURTNEY S HENDERSON   KYSON MATTHEW HENDERSON   LONNEL E HENDERSON   MICHAEL JOSEPH HENDERSON   MICHAEL P HENDERSON   NICHOLAS HENDERSON
RANDY LAVELLE HENDERSON   RAY HENDERSON   ROBERT HENDERSON   RYAN JEFFREY HENDERSON   SARAH CHRISTINE HENDERSON   SCOTT GREGORY HENDERSON   STEVEN M HENDERSON   WILLIAM ROYAL HENDERSON
BILLY HENDREN   RANDY HENDREN   CORY HENDRICKS   JESSICA LYNN HENDRICKS   NATHAN W HENDRICKS JR   CHRISTOPHER R HENDRICKSEN   ADAM C HENDRICKSON   JUSTIN HENDRICKSON   LOGAN HENDRICKSON
NICHOLAS E HENDRICKSON   ROCHELLE M HENDRICKSON   WILLIAM J HENDRICKSON   ADAM DANIEL HENDRIX   BRITTANY WHITTEN HENDRIX   JOSEPH A HENDRIX   MELISSA ANN HENDRIX   MICHAEL JAMES HENDRIX
ZACHARY ELI HENDRIX   JOHN HENDRY   DALTON K HENERY   DELREA L HENERY   JOSHUA P HENERY   JASON RAY HENFLING   DAVID S HENLEY   STEPHEN HENLEY   ANDREW JAMES HENLINE   TODD ERIC HENLINE JR   MICHAEL HENN
STEVEN LEE HENNAGER   LAURA LYNN HENNESSEY   DENNIS E HENNESSY   ARIK MICHAEL HENNING   DAVID R HENNING   JEFFREY D HENNING   TYLER D HENNINGER   MARK HENNINGS   MICHAEL ANTHONY HENON   NARKA D HENON
CODY CHRISTOPHER HENRICHSEN   SCOTT J HENRICKS   ALEXA HENRY   BENJAMIN HENRY   CARLON D HENRY   CASEY DANIEL HENRY   DUSTIN J HENRY   GREGORY A HENRY   HUDSON LEE HENRY JR   KAREN ELIZABETH HENRY
LAMORA HENRY   RAVEN J HENRY   SAMUEL J HENRY   SUSAN C HENRY   TERRENCE C HENRY   WILLIAM GERARD HENRY   ERIC HENSEL   JANET M HENSELEIT   MARK A HENSHAW   AARON FORD HENSLEY   BENJAMIN DOUGLAS HENSLEY
DAVID M HENSLEY   GLEN HENSLEY   JAMES C HENSLEY III   JOSHUA T HENSLEY   PENNY J HENSLEY   TENNYSON C HENSLEY   DANIEL WAYNE HENSON   DAVID L HENSON   DENNIS MARSHALL HENSON   GABRIEL ROBERT DEAN HENSON
JOHN S HENSON   JOHNATHAN ANDREW HENSON   WILLIAM RAY HENSON   BLAKE J HEPPNER   DENISE I HEPPNER   ROBERT W HEPPNER   WALKER DALLAS HEPPNER   CLINTON A HERBERT   KENNY J HERBERT   WILLIAM D HERBERT
ALEXANDER B HERBITTER   BRANDON M HERCHENBACH   CARLOS HEREDIA   JAIME HEREDIA ORTEGA   DAVID DOUGLAS HERIER JR   JOSEPH HERINGER   STEPHEN HERITAGE   BENJAMIN HERLACHE   CHRIS HERMAN
HOLLY JOYCE HERMAN   JASON X HERMAN   MARK HERMAN   MORGAN HERMANN   NICANOR HERMENEGILDO SR   JON C HERMEY   ALBERTO HERNANDEZ   ALDAIR HERNANDEZ   ALFONSO HERNANDEZ JR   ANITA HERNANDEZ
ANTONIO ARMAS HERNANDEZ   ARMANDO HERNANDEZ   ARNEL HERNANDEZ   ARTURO MARTINEZ HERNANDEZ   BENJAMIN HERNANDEZ   CARLOS ARTURO HERNANDEZ   CARLOS GONZALEZ HERNANDEZ   CARLOS LUIS HERNANDEZ
CESAR ALEXANDER HERNANDEZ   CLYDE HERNANDEZ   CRISTIAN YUNIEL HERNANDEZ   DANIEL O HERNANDEZ   DAVID E HERNANDEZ   EDGAR RAMIREZ HERNANDEZ   EDUARDO SARMIENTO HERNANDEZ   EMILIO HERNANDEZ
ENRIQUE SANTOS HERNANDEZ   EPIGMENIO HERNANDEZ   ERIC HERNANDEZ   ERICK ALEXANDER HERNANDEZ   ERICSON HERNANDEZ   ESTEBAN CASTELLANOS HERNANDEZ   EVELYN FLORES HERNANDEZ   EZEQUIEL ROSALES HERNANDEZ
FERNANDO HERNANDEZ   GONZALO V HERNANDEZ   GRECIA SILVA HERNANDEZ   HERIBERTO HERNANDEZ   HILARIO HERNANDEZ   J CRUZ HERNANDEZ JR   JAIME ALBERTO HERNANDEZ   JAMES I HERNANDEZ   JESSICA HERNANDEZ
JESUS HERNANDEZ   JESUS HERNANDEZ   JESUS SANTANA HERNANDEZ   JOEL HERNANDEZ JR   JOEL J HERNANDEZ   JOHN JULIAN HERNANDEZ   JOHN M HERNANDEZ   JONATHAN HERNANDEZ   JORGE HERNANDEZ
JORGE L HERNANDEZ   JOSE HERNANDEZ   JOSE HERNANDEZ   JOSE ANTONIO HERNANDEZ   JOSE EDUARDO HERNANDEZ   JOSE LUNA HERNANDEZ   JUAN HERNANDEZ   JUAN G HERNANDEZ   JUAN M HERNANDEZ   JUAN RUIZ HERNANDEZ
JULIO HERNANDEZ   KEVIN M HERNANDEZ   LEANDRO CRUZ HERNANDEZ   LEXIS Y HERNANDEZ   LIZBETH G HERNANDEZ   LUIS CARLOS HERNANDEZ JR   LUIS ERNESTO HERNANDEZ   LUIS MARISCAL HERNANDEZ
MARIA CASTAÑEDA HERNANDEZ   MARTIN HERNANDEZ   MAURO OBED HERNANDEZ   MIGUEL HERNANDEZ   OSCAR RENDON HERNANDEZ   PAUL ALBERT HERNANDEZ   RADAME HERNANDEZ   RAFAEL GONZALEZ HERNANDEZ
RAFAEL V HERNANDEZ   RENE U HERNANDEZ   RICARDO HERNANDEZ   RICARDO HERNANDEZ   RIGOBERTO TORIZ HERNANDEZ   ROBERTO HERNANDEZ   ROLANDO HERNANDEZ   RONALD LEE HERNANDEZ   RUBEN HERNANDEZ
SAMUEL HERNANDEZ   SERGIO HERNANDEZ   SHAWN GILBERT HERNANDEZ   STEPHEN M HERNANDEZ   STEVEN HERNANDEZ   TORIBIO JESSE HERNANDEZ   TRACI B HERNANDEZ   ULISES HERNANDEZ   VALDEMAR HERNANDEZ
VICTOR HUGO HERNANDEZ   LUIS A HERNANDEZ ARGUETA   FAUSTO HERNANDEZ BELTRAN   FERNANDO S HERNANDEZ BRIONES   FELIX O HERNANDEZ MOLINA   EVERARDO HERNANDEZ NAVA   AARON HERNANDEZ ORTIZ
IVAN HERNANDEZ ORTIZ   ORLANDO HERNANDEZ RENTAS   ARMANDO ALEXIS HERNANDEZ RODRIGUEZ   MOISES HERNANDEZ SEGOVIA   MAXIMO HERNANDEZ SEQUERA   AURELIO HERNANDEZ SESENA   EDGAR HERNANDEZ VERDOZA
HECTOR RAMON HERNANDEZ ZARATE   FRANCISCO MANUEL HERNANDEZ-SANCHEZ   FRANCISCO HERNANDEZ-VAZQUEZ   WILLIAM HERNANE   BRENNAN TYNER HERNDON   CALEB AMOND CHAPMAN HERNDON   MARK HERNDON
TARA F HERNDON   MELCOLM HEROLD   ELOY HERRADA   ELOY HERRADA   SERGIO HERRADA ALVAREZ   CESAR ARMANDO HERRADA RODRIGUEZ   SANTIAGO GOMEZ HERRAN   AARON P HERRERA   ESPIRIDION HERRERA
FABIAN J HERRERA   FRANCISCO HERRERA   HERBER HERRERA   HERIBERTO HERRERA   JOSE A HERRERA   JUSTIN ALEXANDER HERRERA   MARTIN GERARDO HERRERA   MONICA HERRERA   NANCY HERRERA   OMAR HERRERA
OSCAR HERRERA   RUBEN L HERRERA   ROGELIO HERRERO   JOHN R HERRICK   TERRY R HERRICK   MICHAEL B HERRIN   DAVID J HERRING   JERMAINE HERRING   JUSTIN HERRING   LYONNELL HERRING   JOHN A HERRINGTON
KENNETH R HERRINGTON JR   ANDREA ELIZABETH HERRMANN   CLAYTON A HERRON JR   KYLE LYNELL HERRON   NATHAN ODUS HERRON   RICHARD ALLEN HERRON   SCOTT D HERRON   WILLIAM D HERRON   DUANE A HERSCHBERGER
ELMER J HERSCHBERGER   ELVA N HERSCHBERGER   KENNETH L HERSCHBERGER   LARRY L HERSCHBERGER   LARRY N HERSCHBERGER   TALON Q HERSCHBERGER   LARRY L HERSHEY   PHILLIP HERTENDY   BRYCE WILLIAM HERVEY
ANTHONY RAY HERZIG   MITCHELL W HERZIG   BRIAN JOHN HESLOP   BRIAN C HESS   CHAD D HESS   CODY HESS   DAVID C HESS   DUSTIN B HESS   KODY J HESS   KODY LYNN HESS   KRISTIN MARIE HESS   MICHAEL P HESS
MICHAEL HESS   PAUL HESS   ROB LYNN HESS   SHANON R HESS   TANNER H HESS   DONNA JOY HESTER   ERIC DWAYNE HESTER   FREEMAN DALE HESTER   HUNTER HESTER   JAMES HEATH HESTER   JASON A HESTER
KEVIN B HESTER   RAY BRENT HESTER   CHAD N HETHCOCK   STEVE LEVAR HETHERINGTON   KEVIN J HETRICK   ALMA HEUSTIS   FRANKLIN D HEVELINE   AVERY R HEWITT   BRYANT K HEWITT   GARY HEWITT   JOHN MATTHEW HEWITT
KYLE ROLAND HEWITT   LOGAN M HEWITT   TORIE P HEWITT   VICTORIA HEWITT   ZACHARY W HEWITT   RYAN A HEWSON   DAVID LEE HEYDER   JOSHUA HEYDON   RODRICK R HEYKOOP   KENDAL LEIGH HIATT   DUSTIN WAYNE HIBBS
TYLER DALE HIBBS   ANTONIO A HICIANO   CHRISTOPHER HICIANO LOPEZ   COLE S HICKENBOTTOM   DEVERY HICKERSON   LISA C HICKERSON   RILEY WITT HICKERSON   STEPHEN W HICKERSON   JACOB HICKEY   JEDIDIAH HICKEY
JESSICA D HICKEY   FLUCKE E HICKLIN   ALLEN L HICKMAN   BRIAN MICHAEL HICKMAN   PATRICK MICHAEL HICKMAN   PHILIP HICKMAN   TYLER JEFFREY HICKOK   KEITH HICKOX   BRADLEY D HICKS   BRANDON D HICKS
BRIAN K HICKS   BRICE HICKS   CATAVIS TYRIQUE HICKS   CHERYL HICKS   DAVID L HICKS JR   DONAVON RAY HICKS   DYLAN BRICE HICKS   HURSHEL JOSEPH HICKS   JASON HICKS   JASON ERIC HICKS   JIMMY WAYNE HICKS JR
KENNETH HOWARD HICKS   KYLE HICKS   LANDON BROOKS HICKS   MATTHEW J HICKS   MICHAEL E HICKS JR   PATRICK J HICKS   RICHARD HICKS   RICHARD A HICKS   ROBERT HICKS   RYNE L HICKS   SAMUEL JASON HICKS
WILLIAM J HICKS   KURT L HIEBER   MARVIN DEAN HIEBERT   NICHOLAS EDWARD HIETT   ALEX FORD HIGGINBOTHAM   CHRIS MICHAEL HIGGINBOTHAM   FRANK JASON HIGGINBOTHAM   JOHNNY GENE HIGGINS   ROBERT L HIGGINS
TIMOTHY HIGGINS   TREVOR HIGGINS   BRIAN SCOTT HIGGS   KORY ALLEN HIGH   MATHEW G HIGH   TY J HIGH   CHRISTOPHER M HIGHAM   MEGHAN P HIGHAM   BRENT S HIGHLAND   LAURY D HIGH-SCOTT   DYLAN T HIGHTOWER
JAYCI KAY HIGHTOWER   LORI B HIGHTOWER   RILEY ALLAN HIGHTOWER   STACY A HIGHTOWER   JOE WILSON HILBURN   SAMANTHA LYNN HILBURN   KENNETH JAMES HILCHEY   SHANE HILDEBRAND   BRENT L HILDEN
CHAD HILDRETH   BRADLEY J HILFIKER   BART A HILGE   BURKE ALAN HILGE   PAUL T HILGENBERG   LEANN F HILGERT   TYLER L HILGERT   ALEXIS HILL   AMBER NICHOLE HILL   ANTHONY BLAKE HILL   BRAD HILL   BRIAN JAMES HILL
BRIAN KEITH HILL SR   CASEY ALLEN HILL   CHASE J HILL   CHRISTINA HILL   CHRISTOPHER K HILL   CLAYTON TAYLOR HILL   COLT ALEXANDER HILL   DALE L HILL   DANIEL K HILL   DERRICK ELLIE HILL   DESMOND AVANTA HILL
DEVON HILL   DONALD HILL   DONALD JOSEPH HILL   DUANE HILL JR   DYLAN W HILL   EMILY DANIELLE HILL   FRANK W HILL   HENRY CORALL HILL   HUNTER LYNN HILL   JACK ALEXANDER HILL   JACOB BUCHANAN HILL   JAMES A HILL
JAMES LAWRENCE HILL   JAMES M HILL   JAXON C HILL   JEREMY K HILL   JIM L HILL   JOHN C HILL   JOHN MATTHEW HILL   JOSHUA HILL   KEITH W HILL   LISA W HILL   LUCAS SCOTT HILL   MARCO JEMEL HILL   MCKENZIE LEIGH HILL
MICHAEL ANDREW HILL   MITCHELL HILL   NATHAN L HILL   NICHOLAS HILL   NICHOLAS R HILL   NORMAN TYRONE HILL   ROBERT LANKSTER HILL JR   ROGER L HILL   ROSE VICTORIA HILL   RUSTY J HILL   RYAN HILL   SETH HILL
SHAWN D HILL   TAMARCUS DEVONN HILL   TIMOTHY WILLIAM HILL   TINA M HILL   TODD R HILL   TONY E HILL   TYLER H HILL   TYLER J HILL   ZACHARY HILL   ZACHARY RYAN HILL   AUSTIN D HILLE   MARK ALLEN HILLEBRAND
LOGAN MATTHEW HILLEBRENNER   NICHOLAS GENE HILLER   MITCHELL B HILLEY   SHARON K HILLEY   COLTON BRICE HILLIARD   DAKOTA TERRY HILLIARD   SONYA MICHELLE HILLIARD   TERRY E HILLIARD   GABRIELLE NICOLE HILLIKER
JOHN JOSEPH HILLMAN   BRIAN J HILLS   DYRON ELLIOTT HILLS   GARY HILLS   JOSHUA HILLS   KIRK ALEXANDER HILLS   RAGENA GAIL HILSABECK   SHANNON TROY HILSENBECK   GEORGE W HILTON III   ROBERT HILTON
ANDREW B HILTY   TASHA BROOK HILYER   JACOB A HIMBURG   CHRISTOPHER J HIMELICK   BRADLEY K HIMES   JASON R HIMMER   JANET M HIMSTEAD   MATTHEW HINCH   JOHN D HINCHMAN   DEVAN HINDMAN   KAILA HINDS
HARRY EDWARD HINEMAN III   ADAM V HINES   ANTHONY S HINES   CHRISTOPHER A HINES JR   DREW A HINES   JOEL EDWARD HINES JR   JOHN O HINES   LANGSTON P HINES II   MORGAN GRACE HINES   TAVARIS HELMUT HINES
COREY LYNN HINKLIN   GILBERT TRUJILLO HINOJOS   VICTOR JAVIER HINOJOSA   YOLANDA TORRES HINOJOSA   ANDREW A HINOSTROZA   DANIEL HUGO HINOSTROZA   KENNETH HINSON   CHRISTOPHER P HINTERSCHER
CATHERINE HINTON   KALEB D HINTON   PATRICK LEE HINTON   RONALD J HINTON   STEVEN WILSON HINTON SR   ALEXANDER D HINZ   STEVEN L HINZMAN   THOMAS WILSON HIOTT III   MITCHELL HIPWELL   MATHEW G HIRE
TOSHIYUKI HIROSE   JAYSON HIRSCHI   JENNA CLARE HIRSCHL   MATTHEW E HIRSCHL   SARAH HIRSCHY   SHANE N HIRST   JOSEPH M HIRT   HUNTER CHARLES HISSOM   JOHN P HISTED   HEATHER LEE HITCH   LANDON N HITCHEL
JACK D HITE JR   KENDRICK M HITE   SHANE OKELLEY HITT   STEVEN L HITZ   MARCUS HIX   JACOB I HIXSON   MICHAEL A HIXSON   JACOB CHRISTIAN HJORTH   HARLEE JAY HLEDIK   KEN HO   DAVID HOAG   MARC ADAM HOAGLUND
KHAI VAN HOANG   LAN T HOANG   CHARLES JASON HOBBS   DEBORA HOBBS   JAMES ISAAC HOBBS   STEVEN HOBBS   KYLE JOSEPH HOBEN   JASON E HOBER   TRAVIS JAMES HOCHSTEIN   DANIEL HOCK   BRETT WESLEY HOCKETT
JEFFREY R HOCKEY   JOSEPH A HOCKEY   LONNIE T HOCKSTRA   NUMAAN HODEKAR   ANTHONY D HODGE   COURTNEY LEWIS HODGE   JAMES M HODGE   JAMES M HODGE   JEREMIAH RODNEY HODGE   JUSTIN THOMAS HODGE
COLIN RANDALL HODGES   DAVID C HODGES   DENNIS C HODGES   DUREE GENE HODGES   JEFFREY PALMER HODGES   JEREMEY MICHAEL HODGES   ROBERT WILLIAM HODGES   TIMOTHY S HODGES   WILLIAM C HODGES
WILLIAM N HODGES   ANITA HODGIN   SKY A HODGKIN   CHLOE LIANN HODGSON   JAMES CHRISTOPHER HODGSON   JENS R HODGSON   MARYANN S HODGSON   CHAD T HODNETT   DAVID D HODORY   NATHANIEL ANDREW HODSKINS
EVAN HOEKSTRA   LYNN M HOEKSTRA   COLLIN M HOEPPNER   WILLIAM TYLER HOEPPNER   VIVIAN T HOERTH   SCOTT A HOF   ADAM J HOFF   ANDREW J HOFF   DANIEL J HOFF JR   GERALD S HOFF   KERRY J HOFF   MICHAEL P HOFF
CASEY HOFFEDITZ   CAMEO DAWN HOFFELDER   CHRISTOPHER JOHN HOFFELDER   RYAN G HOFFIE   AUSTIN SCOTT HOFFMAN   BILL S HOFFMAN   DOUGLAS A HOFFMAN   E ALEX HOFFMAN   JACOB DAVID HOFFMAN
JAMES M HOFFMAN   JEFF A HOFFMAN   JIMMY R HOFFMAN   JOHNNY CHASEN RAY HOFFMAN   KURT HOFFMAN   LATRICE A HOFFMAN   MARK W HOFFMAN   ROBERT HOFFMAN   STEVEN G HOFFMAN   TODD H HOFFMAN
BRANDON M HOFFMANN   ERIC CHARLES HOFFMANN   TIMOTHY MICHAEL HOFFMANN   JORDAN M HOFMEISTER   ANTHONY A HOGAN   DYLAN JAMES HOGAN   EMILY KAY HOGAN   HAYDEN A HOGAN   JOSHUA A HOGAN
KRISTI O HOGAN   MICHAEL B HOGAN   THOMAS P HOGAN   JORDAN A HOGEBOOM   JONATHAN SCOTT HOGELAND   ERIC ANTHONY HOGENCAMP   MAX T HOGGARD II   NICHOLAS HOGGARD   TRAVIS BRENT HOGGARD
MICHAEL W HOGLE   SHARON HOGUE   JAMIE A HOHENBERGER   ALDEN MICHAEL HOHENSTEIN   AMANDA J HOHENSTEIN   RUDY R HOHENSTEIN   TREVOR JAY HOHENSTEIN   AMY HOHL   WILLIAM WARREN HOHMEIER JR
BRAYDEN CHRISTOPHER HOHN   HANS C HOHN   CHRISTEL SANDRA HOKENSON   DALLAS R HOLBROOK   JURELL L HOLBROOK   WENDY D HOLBROOK   JACOB SHAWN HOLCOMB   BENJAMIN ALEX HOLCOMBE   CHARLES A HOLCOMBE
TRACEY LYN HOLCOMBE   CALEB L HOLDAWAY   COURTNEY HOLDEN   DALTON J HOLDEN   JEFF HOLDER   CODY GAIL HOLDITCH   JUSTIN HOLDSWORTH   MITCHELL PATRICK HOLGATE   DANIEL JAMES HOLGUIN   DOMINGO HOLGUIN
ALEXANDER DANIEL HOLIFIELD   THOMAS M HOLKESVIG   DOUGLAS R HOLLADAY   ADDIE BETH HOLLAND   CHRISTY A HOLLAND   EDWARD DOMINICK HOLLAND   GRAHAM MICHAEL HOLLAND   JARELL HOLLAND   JERMAINE HOLLAND
LOREN JAY HOLLAND   MICHAEL JARROD HOLLAND   NATHAN M HOLLAND   RENEE N HOLLAND   BRYAN ALLEN HOLLAR   JOHN J HOLLATZ   JASON VANN HOLLAWAY   JOHN HOLLENBACH   JESSICA HOLLENBECK   CRESSIE JEMAL HOLLEY
DORSEY HOLLEY   KYLE AUSTIN HOLLIDAY   NICHOLAS R HOLLIDAY   KENNETH HOLLIE   MICHAEL E HOLLIFIELD   JEFFREY L HOLLIMAN   CORY L HOLLINGER   KRISTEN B HOLLINGSEAD   ANTHONY HEATH HOLLINGSWORTH
BETSY COLLEEN HOLLINGSWORTH   COLTON HOLLINGSWORTH   JORDAN COLE HOLLINGSWORTH   LUKE A HOLLINGSWORTH   MICHAEL HOLLINGSWORTH   SHAWN LAMONT HOLLINGSWORTH SR   TRISTON WADE HOLLINGSWORTH
JOHN WESLEY HOLLINS   AARON HOLLIS   CADEN REID HOLLIS   CHRISTOPHER A HOLLIS   DALE TRACE HOLLIS   JASON RUSSELL HOLLIS   JOHNNY WAYNE HOLLIS   KORY RAY HOLLIS   PAUL W HOLLIS   ROBERT DWAYNE HOLLIS
BRIAN L HOLLISTER   EDWIN LEE HOLLISTER   COLE E HOLLOWAY   JOSEPH S HOLLOWAY   JOSHUA ADAM HOLLOWAY   ROCKY GEORGE HOLLOWAY   VIVIAN L HOLLOWAY   JESSE FRANKLIN HOLLOWELL II   JOSHUA SCOTT HOLLOWELL
MEGAN LAUREN-ANN HOLLOWELL   SANDY HOLLOWELL   JAMES BRUCE HOLLYWOOD   MATTHEW D HOLLYWOOD   BRUCE C HOLM   CASEY J HOLM   COURTLEY A HOLMAN   DAVID GRAHAM HOLMAN   DRAYTON SHEA HOLMAN
JAY HOLMAN   BENJAMIN ISIAH HOLMES   BRADLEY D HOLMES   CORY NICHOLUS HOLMES   DANIEL J HOLMES   DONTAY JAMAR HOLMES   GARY D HOLMES   JASON E HOLMES   JOSHUA RAKEEM HOLMES   NATHAN R HOLMES
RODNEY RAYSHON HOLMES   ROGER D HOLMES   RYDER ALAN HOLMES   WARREN HOLMES   SAVANAH JADE HOLMES OSBORN   ROBERT J HOLMWOOD   NICHOLAS HOLNESS   CHRISTOPHER MICHAEL HOLOMAN   ANTHONY R HOLSTEIN
MICHELE HOLSTROM   AARIC DYLAN HOLT   AUSTIN TYLER HOLT   BRANDON DEAN HOLT   CHRISTOPER A HOLT   CHRISTOPHER T HOLT   DARRIUS CORNELIUS HOLT   DAVID L HOLT   DAVID MICAH HOLT   DENNIS J ALLEN HOLT
JACKSON HOLT   JED R HOLT   JOHN A HOLT   JOSHUA E HOLT   JOSHUA MICHAEL HOLT   KEVIN H HOLT   MATTHEW GLENN HOLT   MATTHEW S HOLT   RYAN CONNOLLY HOLT   RANDALL E HOLTKE   MARK A HOLTMAN
CLAYTON JOSEPH HOLTON   DERRICK RYAN HOLTON   TERRY D HOLTON   ALEC JORDAN HOLTREY   CHARLES E HOLTSCLAW   JORDAN HOLTSCLAW   MICHAEL M HOLTZBACH   CHRISTOPHER C HOLY   CHRISTOPHER LANE HOLYFIELD
CHRISTOPHER S HOMMERSON   CHAD S HON   LARRY HONAKER   SCOTT E HONAKER   BRYAN J HONCIK   BETTINA MARGUERITE HONEYCUTT   SONG-JUN HONG   CRYSTALYN MICHELLE HONKONEN   SCOTT D HONKONEN   BRIEN HONN
MATTHEW JAMES HONNOLL   WILLIAM H HONS III   CASSIDY A HOOD   HILLARY MAREA HOOD   MATTHEW HOOD   RYAN C HOOD   STEVEN LEE HOOD   TIM HOOD   TIMOTHY W HOOD   BRYON HART HOOK   MICHAEL HOOK
DELBERT HEATH HOOKER   GWENDOLYN A F HOOKS   ISAIAH D HOOKS   JAMES A HOOKS   MICHAEL ROBERT HOOLIHAN   BLAKE M HOOPER   DYLAN CHRISTOPHER HOOPER   KADEN EDWARD HOOPER   RYAN PATRICK HOOPES
KELVIN HOOSANIE   DAVID E HOOSOCK   DAVID HOOTEN   BRYAN R HOOVER   LOWDEN HOOVER   MARK A HOOVER   OSCAR WAYNE HOOVER JR   RAYMOND R HOOVER   RICHARD LOY HOOVER   SCOTT HOOVER   TERRY LEE HOOVER
ANTWOINE JERMAINE HOPE   RODNEY F HOPE   KEVIN HOPF   BRONSEN HOPFE   AARON JAMES HOPKINS   ANTHONY N HOPKINS   ASHLEE NIKOLE HOPKINS   BARBARA HOPKINS   BEAU BRADLEY HOPKINS   BRUCE HOPKINS
CHASE J HOPKINS   CHRISTOPHER L HOPKINS   CODY NICHOLAUS HOPKINS   DEANDRE TYRELL HOPKINS   DEKOTA J HOPKINS   DUSTIN R HOPKINS   EARL RAY HOPKINS   JAMES E HOPKINS   LEO J HOPKINS III   MARCUS VANGOSS HOPKINS
MARY W HOPKINS   OLANDO HOPKINS   OLANDO R HOPKINS   PATRICK B HOPKINS

RICHARD A HOPKINS   SHAWN C HOPKINS   SHELBY BEARD HOPKINS   TASHAYNNA DEONNE HOPKINS   TIMOTHY J HOPKINS   AMANDA JEAN HOPP   DUSTIN ROBERT HOPPER   JOHN CALEB HOPPER   MICHAEL TALYN HOPPER
RANDALL M HOPPER   WALTER L HOPPER JR   TRAVIS ISIAH HOPPS   ROBERT T HORAN JR   MICHAEL J HORBEY   SEAMUS M HORGAN   KATSUAKI HORIKIRI   NATHAN RANDALL HORINE   DENNIS CARLILE HORN   DUSTIN M HORN
JACKI L HORN   PATRICK M HORN   TIMOTHY ERIC HORN   TRENTON HORN   GARRETT MORGAN HORNBACK   JOHNATHAN HORNBECK   VINCENT L HORNBOSTEL   BRANDON ALLEN HORNE   BRETT THOMAS HORNE
GARRETT ANDREW HORNE   JOHN WESLEY HORNE JR   MAXINE LOVE HORNE   MICHAEL R HORNE   TAURSUS ONEIL HORNE   KARA K HORNE ZEIMET   BENJAMIN ALAN HORNER   JAMIE N HORNER   KENTON D HORNER
LAWRENCE LEE HORNER   JAMES S HORNSBY   WILLIAM C HORNSBY   WILLIAM SHANE HORRELL   ADAM Z HORREX   ERIC ANDREW HORRILLENO   DANIEL HORTA   AMY L HORTON   BRYAN W HORTON   CONSTANCE SHAUNTERRA HORTON
MATTHEW RYAN HORTON   MICHELLE ANNE HORTON   OMARU WILLIAM RUFUS HORTON   RAYQUAN TREVELLE HORTON   ROBERT HORTON   SHAWNEE D HORTON   STEVE E HORTON   TONEY HORTON   TRAVIS C HORTON
WILLIAM M HORTON   JOSEPH HORVATH JR   RONALD DWAYNE HOSCH   DIRK HOSEIN   IDREES F HOSEIN   RANDY HOSEIN   RASHEED TARIQ HOSEIN   RONNIE HOSEIN   KEVIN L HOSEY   ANGELA MARIE HOSKINS
AUSTIN ROSS HOSKINS   DILLON T HOSKINS   ERIC RASHAD HOSKINS   MARCUS HOSKINS   R S HOSKINS   ALEX HOSTERS   JEFFERY HOSTETLER   TIMOTHY J HOSTY   JALLALUDDIN HOTAKI   SHAWN HOTALING   CHAD J HOTARD
KYLE W HOTCHKIN   JUSTIN D HOTH   JOHN VICTOR HOUART JR   NICHOLAS SHEA HOUDE   JESSICA J HOUGHTALING   ADAM HOUSE   ALEXANDER JAMES HOUSE   COREY DARNELL HOUSE   DREW A HOUSE   ERNEST BRANDON HOUSE
JEFFREY R HOUSE   JORDAN HOUSE   LAUREN MELANE HOUSE   RICKY D HOUSE   THOMAS W HOUSE   TONI R HOUSE   AARON M HOUSEL   KEVIN DOYLE HOUSER   TOD N HOUSLEY   BRIAN B HOUSTON   DONALD RAY HOUSTON
JAMES EDWARD HOUSTON   JASON W HOUSTON   JODI MELINDA HOUSTON   LYNWOOD SENTELL HOUSTON   NATHANIEL HOUSTON   PATRICK W HOUSTON   THERON JEROME HOUSTON   JONATHAN A HOVE   KIM P HOVE
EUGENE E HOVIS   ADAM T HOWARD   ARIEL NICOLE HOWARD   CHRISTOPHER D HOWARD   CHRISTOPHER W HOWARD JR   CLIFFORD K HOWARD   CODY VINCENT HOWARD   DANIEL HOWARD   DARIK MICHAEL HOWARD
DWIGHT F HOWARD JR   JASON LEE HOWARD   KENNETH E HOWARD   MARTIN C HOWARD   MASON EUGENE HOWARD   MATTHEW L HOWARD   MICHALE HOWARD   NATHAN TEDDER HOWARD   NEAL HOWARD   NORMAN HOWARD JR
PATRICK LEE HOWARD   PAUL HOWARD   PAUL ANDREW HOWARD   ROBERT BARRETT HOWARD   STEPHEN D HOWARD   STEVEN GREGORY HOWARD   STEVEN MATTHEW HOWARD   TERRY L HOWARD   THOMAS E HOWARD
TIMOTHY L HOWARD   TYRONE E HOWARD   VICKI JEAN HOWARD   JJ HOWARTH   CARSON DRAKE HOWE   DOUGLAS E HOWE   MICHAEL ALAN HOWE   MOLLY J HOWE   SAMUEL R HOWE   CARLTON WESLEY HOWELL
DUSTIN W HOWELL   JAMES HOWELL   JAMES W HOWELL   JAMIE C HOWELL   KENNETH L HOWELL   MICHAEL LEE HOWELL   PHILIP K HOWELL   ROBERT ERIK HOWELL   ROY L HOWELL   SETH D HOWELL   TONICE LATABLIS HOWELL
TRAVIS J HOWELL   KENDALL HOWERTON   DYLAN THOMAS HOWIE   CHARLES WAYNE HOWLE III   CHARLES WAYNE HOWLE JR   DANNY R HOWLE   TAMMY K HOWLE   THOMAS WILLIAM HOWLE III   MARK P HOWLEY
FRANKIE L HOWZE   DAVID HOYE   CLIFTON GUNNAR HOYLE   ROBERT L HOYLE   BRIAN HRABIK   HOPE V HRABOWY   JOHNAH G HRABOWY   NICHOLAS J HROMALIK   GHASSAN HROUT   MILAN HROVAT   WES HRYCAK
NESTOR HRYCUN   BRYAN W HUANG   ROBERT F HUBA   NATHAN K HUBARTT   ADEN RAY HUBBARD   ALLEN HUBBARD   MICHAEL HUBBARD   RONDA K HUBBLE   SETH M HUBBLE   ROBERT A HUBLER   KOLBY W HUBSTER
STEVEN R HUCK   JONATHAN KEVIN HUCKABONE   SAMUEL E HUCKS   LEE A HUCKSTEP   TYLER S HUDACH   STEPHEN BRUCE HUDAK   JESS N HUDDLESTON   MARY JEWELL HUDDLESTON   JD HUDGENS   JERRY DAVID HUDGENS
JUSTIN DAVID HUDGENS   TY ALLEN HUDGENS   MICHAEL C HUDGINS   NOAH JOSEPH HUDGINS   SAMUEL JOSEPH HUDNALL   KIMBERLY HUDNELL   BRETT THOMAS HUDSON   BRYAN HUDSON   CHRISTIAN S HUDSON
DARYL CHRISTOPHER HUDSON   DUSTY L HUDSON   JAMES HUDSON   JAMES E HUDSON   JEFFERY L HUDSON   JEFFERY V HUDSON   JOSHUA KYLE HUDSON   LAURA HUDSON   MICHAEL R HUDSON   OREN T HUDSON
PAUL SHAWN HUDSON   PAUL SHAWN HUDSON JR   ROBERT HUDSON   ROBERT HUDSON   SHAMIKA DANYELLE HUDSON   KELLY M HUDZINA   KURT W HUELSMAN   ALEJANDRO NONE HUERTA   EDUARDO HUERTA   MATEO HUERTA
MIGUEL DOMINGUEZ HUERTA   RAUL HUERTA   REYNALDO HUERTA   DAVID R HUESMAN   VICTOR ALLEN HUESMAN   WILLIAM K HUESTESS   AARON J HUFF   ANDREW JASON HUFF   ASHTON N HUFF   AUSTIN LEWIS HUFF
BRIAN R HUFF   BRYCE EVERETT HUFF   CONNOR HUFF   FRANK ELMER HUFF   JIMMY S HUFF   KENNETH HUFF   MATTHEW J HUFF   PAIGE HUFF   PERRY LEWIS HUFF   PHILLIP KEITH HUFF JR   SCOTT H HUFF   STEVEN C HUFF
STEVEN G HUFF   TAYLOR R HUFF   TRACY D HUFF   STEVEN CORY HUFFINE   ALYSSA NICOLE HUFFMAN   BENJAMIN L HUFFMAN   DERECK T HUFFMAN   GARY D HUFFMAN   GRANT HUFFMAN   JAMIE LEE HUFFMAN
KAYLIE MICHELLE HUFFMAN   MATTHEW HUFFMAN   MICHAEL A HUFFMAN   RYAN B HUFFMAN   ANDREW MICHAEL HUFFNER   CASEY MICHAEL HUFFSTETLER   JASON HUFFSTUTLER   ZACHERY CLEO HUG   KIMBERLY A HUGG
ERIC JAMES HUGGARD   DAVID C HUGGINS   ELLEN T HUGGINS   HEATHER B HUGGINS   JOHN AUSTIN HUGGINS   KRISANNE HUGGINS   SHAWN HUGGINS SR   STEVEN C HUGGINS   TROY HUGGINS   TRAVIS J HUGHART
ANDREW STEPHEN HUGHES   ANGELA M HUGHES   AUSTIN BRIAN HUGHES   CHRISTOPHER ROBERT HUGHES   CRYSTAL S HUGHES   DANIEL SETH HUGHES   ERIK HUGHES   GARY HUGHES   HAMILTON CHANCE HUGHES
HUNTER HUGHES   JACOB HENRY HUGHES   JAMES R HUGHES   JEFFREY TYLER HUGHES   JOHN C HUGHES   JOHN TYLER HUGHES   JOSHUA M HUGHES   KADEN JAMES HUGHES   KENNETH W HUGHES   KIRK HUGHES   KYLE J HUGHES
LYNNE HUGHES   NELSON T HUGHES   NOAH T HUGHES   RILEY HAYWARD HUGHES   STACY DYLAN HUGHES   STEVEN LEE BENNETT HUGHES   STEVEN R HUGHES   TERENCE ALAN HUGHES   NARANJUS JACOBI HUGHLEY
BRADLEY T HUGO   SHARON HUGO   ANDY HUI   MIGUEL A HUICHAPA AVILA   BLAKE ANDREW HUISMAN   TYLER J HUISMAN   ANTONIO HUIZAR   CRAIG L HULGAN   JAMES R HULL   JEREMY D HULL   MICHAEL HULL
REBECCA ANN HULL   AMY LEA HULLINGER   STONE M HULLINGER   BRANDON MURRAY HULSE   MARK A HULSER   TRISTAN KYLE HULSEY   MARK A HUMMEL   KEITH A HUMPHRES   BILLY W HUMPHREY   DAVID HUMPHREY
JACK W HUMPHREY   LATRYCE MICHELLE HUMPHREY   NICHOLAS ROSS HUMPHREY   NICKOLAS L HUMPHREY   RYAN HUMPHREY   TRAVIS E HUMPHREY   BRANDON HUMPHRIES   BRANDON D HUMPHRIES   DONALD CLIFFTON HUNDLEY
MICHAEL T HUNNELL   JANTZEN REESE HUNSAKER   TYLER HUNSBURGER   ROBERT S HUNSICKER   BRANDON CHRISTOPHER HUNSINGER   CHRISTOPHER M HUNSINGER   JASON W HUNSINGER   JOSHUA D HUNSINGER
BRIAN A HUNT   DYLAN R HUNT   HAROLD HUNT   HEATH HUNT   JAMES DYLAN HUNT   JARED HUNT   JONATHAN TODD HUNT   KENNETH HUNT   KENNETH R HUNT   KYLE HUNT   NATHAN HUNT   SEAN M HUNT   SETH MICHAEL HUNT
WENDELL HUNTE   CHRISTOPHER HEATH HUNTER   DARRELL K HUNTER   DOBIE HUNTER   DUSTIN DUDLEY HUNTER   JAMARR HUNTER   JAMES DANIEL HUNTER JR   JERNEIL LEON HUNTER   JOHNATHAN JAMES HUNTER
JOSHUA MORGAN HUNTER   JULIUS ANDREW HUNTER   JUSTIN ANGELO HUNTER   MARIAH HUNTER   MARK JORDAN HUNTER   MONTRELE D HUNTER   OLIVER STEIN HUNTER   RICHARD F HUNTER   ROBERT J HUNTER II
ROBERT O HUNTER   SAUNDRA E HUNTER   SCOTT HUNTER   SEAN M HUNTER   THOMAS N HUNTER   LOGAN LEGRAND HUNTINGTON   CRAIG HUNTLEY JR   KYLE ALAN HUNTLEY   LUCAS A HUNTLEY   SUSAN K HUNTOON
JOSHUA A HUNTSMAN   RANDALL HUNTSMAN   CHAD HUNWARDSEN   CHAD LADELL HUNWARDSEN   RICK A HUOT   BENNIE C HUPP   JOSHUA MICHAEL HUPP   KYLE R HURD   MICHAEL G HURD   TYSON J HURD   ANDREW HURDLE
AUSTIN GREGORY HURDLE   MATTHEW HURDLE   JACOB CHARLES HURDSMAN   CODY L HURLBERT   GARET L HURLBERT   JOSHUA D HURLEY   JULIA VANESSA HURLEY   MARC HURLEY   TERRY LYNN HURLEY   THOMAS M HURLEY
JEFFREY L HURNI   AL DARRIUS DEWAYNE HURST   JOHN C HURST   JOHNNIE E HURST   JOSHUA KENTRELL HURST   DANNY E HURT   TIMOTHY M HURT   EFRAIN A HURTADO   GASPAR HURTADO   SAIN HURTADO   SAIN HURTADO JR
DAVID EDUARDO HURTADO GONZALEZ   OWEN HURTIBESE   ANDREW S HURTIG   BRIAN HUSS   HOUSTON DANIEL HUSS   SYED HUSSAINYMOINUDEEN   BABETTE HUSTED   ANTHONY J HUSTON   MADISON HUTCHERSON
CHANCELLOR HUTCHESON   JASON J HUTCHESON   MICHAEL D HUTCHESON   JERRALD BERT HUTCHINGS JR   TIMOTHY MICHAEL HUTCHINGS   ALVIN DELEONARD HUTCHINSON   DALTON ELIJAH HUTCHINSON   JOHN HUTCHINSON III
TAMMY LEE HUTCHINSON   ERIC L HUTCHISON   JONI HUTCHISON   JOSEPH HUTCHISON   KENNETH F HUTCHISON   RYAN JOSEPH HUTCHISON   TERRY C HUTH   MICHAEL J HUTNAK   JOHNATHAN CODY HUTSELL   LEVI THOMAS HUTSELL
JEREMIAH J HUTSON   GREGORY SCOTT HUTTO   NEOMIE JEAN HUTTO   KENT M HUTTON   LAURIE HUTTON   TURNER PHILIP HUTTON   WILLIAM M HUTTON   JONATHAN L HUX   BENJAMIN JAMES HUXTABLE   NAM D HUYNH
GEUMHO HWANG   ANTHONY C HYATT   CAMERON HYATT   JOHN PAUL HYATT   NICHOLAS AARON HYATT   SETH ROBERT HYBARGER   JONATHAN HYDE   JUSTIN EDWARD HYDE   KENNETH W HYDE   LARRY J HYDE   LAURA M HYDEN
TODD RANDLE HYDEN   STEPHANIE P HYDRICK   TIMOTHY MARK HYER   CHASE EDWARD HYLAND   KEITH J HYLAND   JAMES W HYMAN   RANDAL S HYMAN   ROWLAND G HYMAN   TIMOTHY HYMAN   JAMES C HYMAS
CATHERINE M HYTEN   ANTHONY IANNACITO   ALFREDO IATONNA   ISAAC JACOB IBANEZ   IGNACIO IBANEZ BATRES   ALEXANDRIA ORTIZ IBARRA   FERNANDO IBARRA   FRANCISCO J IBARRA   HELENA PADILLA IBARRA
JOSE ANTONIO IBARRA   JULIO GUTIERREZ IBARRA   RENE IBARRA   ESTHELA GUADALUPE IBARRA GARCIA   KELLY LOUISE IBLE   BASILA BARVIN SYED IBRAHIM   GARRETT ALLEN IDLETT   RICHARD A IDLETT JR   MARIA IDROVO
DOUGLAS L IFFERT   CHAD M IFLAND   JACOB I IGARTUA   JOSE ALCARAZ IGLESIAS   ROY M IGNACIO   AGNES IGNACIUK   JACK A ILER   DAVOR ILIC   LENA MARIA ELISE ILLE   WENDY ILNICKI   FARRELL IMLER
MARK CHRISTOPHER IMLER   KIMBERLY CULLIS IMM   ANTHONY J IMPASTATO   LEONARD IMPASTATO   JASON IMPENS   ELIJAH PAUL INABINET   TRAVIS INAY   LOUIS R INCROCCI   RYAN INCROCCI   PATRICK W INDERWISH
BANE LEE INFINGER   RENITA S INGAL   JAMES VERNON INGLE   PAUL INGLE   GEORGE S INGLIS   KIP S INGMANSON   CHRISTOPHER P INGRAHAM   ANDREW A INGRAM   BRANDON SCOTT INGRAM   BRI A INGRAM   DEREK J INGRAM
DOUGLAS A A INGRAM   JACOB L INGRAM   JOHN COLDEN INGRAM   KYLE R INGRAM   STEVEN S INGRAM   ELIAS MORA IÑIGUEZ   JOSE MORA IÑIGUEZ   JULIO LEAL IÑIGUEZ   TOMAS LEAL IÑIGUEZ   DAVID Y INMAN
ZACHARY D INMAN   GARRETT R INNIS   KEITH R INOUYE   EDDY F INTERIANO   ANTHONY IRELAND   CHRISTOPHER IRELAND   JACOB ANTHONY IRELAND   JAMES M IRELAND   JOSEPH IRELAND   KEVIN IRISH   NICOLE P IRISH
ALICIA IRONEAGLE   BRIAN J IROZ   CRISTOBAL IRRIBARRA   CHAD IRSCHICK   STEFANO REINALDO IRSCHITZ   MOHAMMAD IRSHAD   BARRY K IRVIN   JOHN CARSON IRVIN JR   FOSTER L IRVING   SPENCER C IRVING
RICKIE LEE IRWIN JR   CHRISTOPHER ISAAC   DELONTA JAMES MARTEZ ISAAC   KEVIN B ISAAC   THOMAS E ISAACS   ANN MARIE ISAACSON   SHANE J ISAM   JOEY YOUNG ISBELL   LUCAS DANIEL ISBELL   MACADE A ISBELL
RANDY R ISBELL   ZACKERY A ISBELL   GREGORY C ISELEY   BLAKE TYLER ISENBERG   MARK S ISENBERG   JAMES C ISH   KAYLEA JUNE ISHAM   FLORISSA HILL ISHMAN   JESUS A ISITA-BARRAGAN   BEAU KENTRELL DAVID ISOM
DEREK BRUCE ISON   ELLA MIHELA ISOPESCU   RAFAEL ITZEP   BRADLEY K IVERSON   JUSTAN K IVERSON   ZANYZIAH EUKARI IVERSON   HOWARD R IVES   KURT A IVES   COREY D IVEY   JAMIE DWAYNE IVEY   QUINTON IVEY
GAVIN IVIE   JEREMIE WAYNE IVIE   LATOREY SHAVON IVORY   TORNIKA IVORY   DONNA MARIE IVY   JESSICA IVY   JOHN CHESTER IWANCIO   MOHAMAN IYA   DANIEL JOHN JABAAY   SHAGUFTA JABEEN   PATRICK L JABLONSKI
RYAN D JABLONSKI   CURTIS JABUSCH   ANDRZEJ JACEWICZ   BRUCE A JACHE   KYLE EDWARD JACKIMOWICZ   ANDREW M JACKMAN   ROY LEON JACKMAN   BRITTANY EILEEN JACKS   MARK A JACKS   ALISHA NICHOLE JACKSON
ALLEN DEVON JACKSON   ANDREW C JACKSON   ANTHONY TYRONE JACKSON   BRADEN ALAN JACKSON   BRADY ODELL JACKSON   BRANDON LANE JACKSON   BRENT ALAN JACKSON   BRETT M JACKSON   BRIAN G JACKSON
BRIAN T JACKSON   BRYAN JACKSON   CARLYLE JACKSON   CHAD D JACKSON   CHAD M JACKSON   CHRISTAL JACKSON   CHRISTOPHER PATRICK JACKSON   CODY JACKSON   CODY L JACKSON   COY R JACKSON   DAMIEN A JACKSON
DANIEL L JACKSON   DARIUS DESHAWN JACKSON   DAVID ANDREW JACKSON   DEREK TODD JACKSON   DERRIK C JACKSON   DEVIN DURAN JACKSON   DEVON JACKSON   DONALD KENT JACKSON   DUSTIN COLBY JACKSON
DUVAL D JACKSON   GARRETT ANDREW JACKSON   JACOB BROOKS JACKSON   JAKARI SHAMAR JACKSON   JAMES CHARLES JACKSON JR   JARED JACKSON   JASON JACKSON   JEFFERY A JACKSON   JEFFREY J JACKSON
JEFFREY L JACKSON   JEREL DANTE JACKSON   JEREMY JACKSON   JEREMY A JACKSON   JOE NATHAN JACKSON   JUSTIN KEITH JACKSON   KAYLEE FAITH JACKSON   KELVIN TYRONE JACKSON   KENZEL DELANO JACKSON
KYLE L JACKSON   LAMONT NA JACKSON   LEON THOMAS JACKSON JR   LINDA L JACKSON   LORENZA PHIL JACKSON   LUCAS CHARLES JACKSON   MARK COLBY JACKSON   MICHAEL JACKSON   MICHAEL CHASE JACKSON
MICHAEL JOE JACKSON   MICHAEL NA JACKSON   MICHEAL A JACKSON   OTIS GEORGE JACKSON JR   PAUL JACKSON   PRECIOUS M JACKSON   REGINALD D JACKSON   RICHARD E JACKSON   SAMANTHA JOY JACKSON
SAMUEL JAY JACKSON   SCHLONDIA S JACKSON   SHEREE L JACKSON   STARLET M JACKSON   STEPHEN GEORGE JACKSON   STEVEN JACKSON JR   STEVEN B JACKSON   STEVEN DEVON JACKSON   THOMAS J JACKSON
TIMOTHY WAYNE JACKSON   TODD JACKSON   WAYNE A JACKSON   WILLIAM JACKSON   WILLIAM MICHAEL JACKSON   ANIEFIOK JACOB   MARY GRACE JACOB   SURESH JACOB   CHRISTOPHER R JACOBIK   ROBERT JACOBIK
JOSEPH A JACOBIN JR   DANIEL RICO JACOBO   FERMIN JACOBO   BLAKE AARON JACOBS   BRIAN E JACOBS   CHAD JACOBS   CHRISTINA BETH JACOBS   DAVID JACOBS   ERIC M JACOBS   JAMES R JACOBS   JOHNNY E JACOBS
JOSHUA W JACOBS   KENTON M JACOBS   MAXIE DEROCHIAN JACOBS   MEGAN ASHLEY JACOBS   NICHOLAS JACOBS   RICKY GLENN JACOBS JR   ROBERT JACOBS   ROBERT N JACOBS   TRUMAN MARCUS JACOBS   WILLIAM P JACOBS
BRIAN KEITH JACOBSEN   MATTHEW JACOBSEN   SEAN JACOBSEN   COLE LANCE JACOBSON   DAVID A JACOBUS   CORBIN RYAN JACOME   JOSHUA D JACOT   JOSEPH L JACQUART   KENNETH JACQUAY   KENNETH SHANE JACQUE
CALEB G JACQUES   JESSE REY JACQUEZ   JUAN JACQUEZ   WILLIAM BRODY JACQUEZ   FILIBERTO JACUINDE   SHUBHAM JADHAV   JOSHUA JADOS   RICHARD A JAEGER   SHORON D JAEGER   ZACHARY K JAEGER   MICHAEL J JAEKE
ABHINASH JAGAI   SADHASIVAM JAGANATHAN   VIGNESH HARIHARAN JAGANATHAN   RICARDO JAGDEO   VISHAL JAGESSAR   PRADIP JAGTAP   WILLIAM E JAHN   LEIGHTON JAHNA   AMBER L JAHNKE   ALEX JAHOOR
VASANTHA KUMAR JAI SHANKAR   PEDRO L JAIME   VICTOR H JAIMEZ   ISHAN SANJAY JAIN   JAISURYA JAISANKAR   JOSE LUIS JALPA   SHABANA JAMAL   ALLAN K JAMES   ANDREW P JAMES   ANDREW RYAN JAMES
ANGELO JAMES   AUTUMN MIST JAMES   BILL JAMES   BRYAN R JAMES   CLYDE JERROD JAMES   CODY S JAMES   DENNIS JAMES   ERNEST C JAMES   ETHAN JAMES   EVAN S JAMES   GARRETT PRICE JAMES   GEORGE L JAMES JR
HAL JAMES   JARRITT AUSTIN JAMES   KATHERINE G JAMES   KEVIN JAMES   MAGEN LESHAWN JAMES   MARCUS JAMES   MARCUS L JAMES   MICHAEL ADAM JAMES   RICHARD KENNETH JAMES   SAM A JAMES   SAMANTHA L JAMES
WAYNE J JAMES   DAVID A JAMESON   AUSTIN T JAMISON   BLAKE ANDREW JAMISON   CAMRON J JAMISON   JARRED D JAMISON   RHONDA S JAMISON   TERRANCE JAMISON   LALEH JAMSHIDI FAR   DAVID JANAS   RANDY JANDA
JOSE JANDRES   LINDSAY JANICKI   EMILY TAYLOR JANKOWSKI   TIMOTHY J JANKOWSKI   CHRISTOPHER MICHAEL JANOSEK   BRENDAN M JANSEN   CHRISTOPHER M JANSEN   PATRICK L JANSEN   RAYMOND JANSEN
BARBARA V JANSON   JEFFREY L JANSON   ROBERT JANSSEN   JOHNNIE E JANUARY   DONALD JANVEAU   BOYER JANVIER   MATTHEW R JAPCHEN   JARED J JAQUES   ULYSSES JAQUEZ   FERNANDO JARAMILLO   ISRAEL JARAMILLO
MELISSA A JARECKI   BRYAN E JARECKY   ANISH JARIWALA   DALLAS N JARRED   JR JACK JACK JARRELL   DALE LEE JARRETT   RICHARD E JARRETT   SHI JUAN R JARRETT   BRANDON LELAND JARVIS   JACOB RICHARD JARVIS
MATTHEW J JASKILKA   DAVID L JASPER   STEVEN WILLARD ISAIAH JASPER   MANUEL REYNAGA JASSO   JAIVEER JATANA   PRABJOT JATANA   RAYSEAN DARRELL JAUNES   FRANCISCO JAUREGUI   JOSE GARCIA JAUREGUI
MICHAEL R JAURIGUE   ALOYSIUS A JAWORSKI   ADAM MATTHEW JAYNE   TRAVIS HUNTER JAYROE   WILLIAM G JAYROE JR   DIEUSEUL JEAN-CHARLES   KRISTOFER NICHOLAS JEAN-LOUIS   BRANDON JEDRZEJEWICZ
SHIRANI JEEVANAYAGAM   ALVIN R JEFFCOAT   ASA O JEFFCOAT III   BROOKE ELIZABETH GRACE JEFFCOAT   CARA JEAN JEFFCOAT   ELVIN LEE JEFFCOAT   ELYALE TOLLIVER JEFFCOAT   KAYLA JEFFCOAT   MITCHELL R JEFFCOAT
RHIANNON NICOLE JEFFERS   PAUL E JEFFERSON   HAYDEN PAUL JEFFORDS   MICHAEL D JEFFORDS   ANGELA RENE JEFFREY   BRANDON JEFFREY   JOHNNY J JEFFREY   KYLE JEFFREY   MARVIN DEXTER JEFFRIES
SATHISHKUMAR JEGANATHAN   ASHLEY D JELLISON   DOUGLAS J JELLISON   LAUREN E JELLISON   CODY LANE JEMPSON   ALVIN JENKINS JR   AMBER RENE JENKINS   AMY D JENKINS   BILLY L JENKINS   BRENT C JENKINS
BRIAN E JENKINS   BRIGITTE S JENKINS   BRITTNI JENKINS   CADE LUCAS JENKINS   CALEB MICHAEL JENKINS   CARLOS JENKINS   CODY JENKINS   CURTIS M JENKINS   DAKOTA TY JENKINS   DAVIS TAYLOR JENKINS
DEREK H JENKINS   DUSTIE DESSIRE JENKINS   DWAYNE R JENKINS   ERIC CHARLES JENKINS   GASTON JENKINS   HESTON LEIGH JENKINS   JACOB MICHAEL JENKINS   JASON H JENKINS   JOSHUA ZACHARY JENKINS
KIMBERLY A JENKINS   KOLTEN MILES JENKINS   LEVI MCKAY JENKINS   LILLIE MAE JENKINS   MICHAEL E JENKINS   NORMAN D JENKINS JR   RANDY P JENKINS   RICHARD JENKINS   RONALD S JENKINS   SKYLER W JENKINS
STEVEN RYAN JENKINS   TOMIKI BERSHAW JENKINS   WILL THOMAS JENKINS   ZACKERY J JENKINS   JOEL A JENNINGS   JOHN MICHAEL JENNINGS   KENNETH M JENNINGS   LAWRENCE JOSEPH JENNINGS   ROBERT EVAN JENNINGS
ROBIN M JENNINGS   ADAM W JENSEN   AMBERLEE JENSEN   AUSTIN S JENSEN   CARTER DOUGLES LEE JENSEN   CHRISTOPHER JENSEN   COREY T JENSEN   DREW S JENSEN   GREGORY DELORE JENSEN   HUNTER T JENSEN
JACOB D JENSEN   JAKE JENSEN   JAMES RILEY JENSEN   JAMES V JENSEN   JOSHUA D JENSEN   MATTHEW S JENSEN   MICHAEL W JENSEN   PAUL H JENSEN   TRAVIS W JENSEN   CHASE T JENSON   JASON L JENTZSCH
EUGENE B JENYO   RILEY RON JEPPESEN   CHRISTIAN E JEPPSEN   MINDEE S JEPPSEN   RANDY JEPPSEN   RODGER JEPPSEN   MICHAEL EDWARD JEPPSON   MATTHEW JERABEK   JARED J JERKINS   BRENDON P JERNIGAN
BRIAN C JERNIGAN   CARSON PAUL JERNIGAN   CHARLES KEVIN JERNIGAN   LAUTORRIA JERNIGAN   ROY CLIFTON JERNIGAN   NOEL P JEROME   ELIZABETH JESSEN   CHRISTOPHER JESSOP   MICHAEL F JESSOP   HARVEY M JESSUP
KEVIN DARYL JESTER   JOHN JOSEPH JESUS JR   AARON HUNTER JETT   JONATHAN NORMAN JETT   MICHAEL C JETT   JOEL I JEWETT   TODD W JEX   PRIYADHARSHINI JEYAPRAKASH   SELVARAJAN JEYARAJ   JOSEPH LEONARD JEZIORSKI
MICHAEL JEZIORSKI   SHIVANGI JHAVAR   BO JIA   YAN JIANG   JAMES T JILCOTT   JULIAN A JILCOTT III   TRAVIS WADE JILES   WILLIS E JILES   DANIEL JIMENEZ   EZEQUIEL GARCIA JIMENEZ   FAVIAN JEREMY JIMENEZ
JULIE JIMENEZ   KARLA MUÑOZ JIMENEZ   MADELYNN R JIMENEZ   MARCOS RENE JIMENEZ   MARIO JIMENEZ   MARIO PLATA JIMENEZ   MIGUEL JIMENEZ   MIGUEL JIMENEZ   ORLANDO JIMENEZ   ROEL JIMENEZ   SERGIO JIMENEZ
SERGIO JIMENEZ   RODOLFO C JIMENEZ AGUIRRE   JULIO Y JIMENEZ ALVARADO   ALEJANDRO JIMENEZ GARDUNO   GABRIEL JIMENEZ HERNANDEZ   LUIS URIEL JIMENEZ-LEAL   HUMAYOON JINNAH   MARIA JIRON   CHRISTIAN JITTAN
ZEESHAN IQBAL JIWANI   DAVID ALLEN JOACHIM   NKOSI JOACHIM   DANIEL JOB   WARAH JOBARTEH   IAN JOBSON   BRENT K JOCHUM   TYRONE JOE   ALEX W JOHANNINGSMEIER   MARK W JOHANNINGSMEIER   RICHARD JOHANNS
ROBERT JOHANNS   DAVID R JOHANSON   ALANA JOHN   INBARAJ JOHN   TYRONE JOHN   LISA M JOHN-ADAMS   BRIAN E JOHNS   GREG V JOHNS   HUNTER SCOTT JOHNS   MATTHEW BLANE JOHNS   TYLER RAY JOHNS
ALAN JOHNSON   ALEXA KATHLEEN JOHNSON   ANDRACO JOHNSON   ANDREW DAVID JOHNSON   ANDREW DEWANE JOHNSON   ANDREW Q JOHNSON   ANGELA JOHNSON   ARNETTA E JOHNSON   ASHLEY K JOHNSON
ASHLYNN RENEE JOHNSON   B CLAY JOHNSON   BEAU W JOHNSON   BENEDA D JOHNSON   BERNARD THOMAS JOHNSON   BRAD L JOHNSON   BRADY L JOHNSON   BRANDON C JOHNSON   BRAXTON MICHAEL JOHNSON
BRIAN K JOHNSON   BRIAN MATTHEW JOHNSON   BRODIE JOHNSON   BRUCE E JOHNSON   BRYAN S JOHNSON   CAINON LEWIS JOHNSON   CALISSE L JOHNSON   CARL JOHNSON   CARL JOHNSON   CARL W JOHNSON
CEDRIC JOHNSON   CEDRIC D JOHNSON   CEDRIC JAMES JOHNSON   CHAD MICHAEL JOHNSON   CHAD R JOHNSON   CHARLES B JOHNSON JR   CHRIS J JOHNSON   CHRISTIAN JOHNSON   CHRISTOPHER MICHAEL JOHNSON
CHRISTOPHER P JOHNSON   CLIFF D JOHNSON   CODI RAY JOHNSON   CODY JOHNSON   CODY AKEAKAMAI JOHNSON   CODY KENNETH JOHNSON   COLBEY LEE JOHNSON   COLE J JOHNSON   CORALEE JOHNSON
CRYSTAL VICTORIA JOHNSON   CURTIS JOHNSON III   DAN JOHNSON   DANIEL CHASE JOHNSON   DANIEL J JOHNSON   DANIEL LAMAR JOHNSON   DANIEL R JOHNSON   DANIEL W JOHNSON   DAVID A JOHNSON   DAVID ALLEN JOHNSON
DAVID GARRETT JOHNSON   DAWN JOHNSON   DENNIS ALAN JOHNSON   DEREK JOHNSON   DERRICK D JOHNSON   DINO L JOHNSON   DONALD JOHNSON   DONALD JOHNSON JR   DONALD W JOHNSON   DOYLE B JOHNSON
DUSTIN ALLEN JOHNSON   DUSTIN K JOHNSON   DUSTIN TYLER JOHNSON   DYLAN LEE JOHNSON   EBONY SHARI JOHNSON   EDNEESHA KATRESE JOHNSON   ERIC JOHNSON   ERIC DELONTE JOHNSON   ERIK JOHNSON
ERIK BAINE JOHNSON   ETHAN D JOHNSON   GARY D JOHNSON   GEORGE B JOHNSON JR   GREGORY S JOHNSON   ISSAC JOHNSON   JACK M JOHNSON   JACOB S JOHNSON   JADE JOHNSON   JAMES M JOHNSON   JAMES P JOHNSON
JAMES V JOHNSON   JAMIE LYNN JOHNSON   JASON JOHNSON   JASON DEE JOHNSON   JEFFERY ALAN JOHNSON   JEFFERY SCOTT JOHNSON   JEFFREY D JOHNSON   JENNIFER JOHNSON   JEREMIAH W JOHNSON   JEREMY KEITH JOHNSON
JERRY BRADSHAW JOHNSON   JESSICA L JOHNSON   JIM JOHNSON   JIMMY D JOHNSON   JODY A JOHNSON   JOHN L JOHNSON   JOHN L JOHNSON JR   JOHNNY BROOKS JOHNSON JR   JORDAN TYLER JOHNSON   JOSHUA WAYNE JOHNSON
JURGEN A JOHNSON   JUSTIN DELL JOHNSON   JUSTIN JOSEPH JOHNSON   JUSTIN WAYNE JOHNSON   KAMERON OBRYANT JOHNSON   KANDYCE JOHNSON   KARL M JOHNSON   KATE K JOHNSON   KELSEY L JOHNSON
KENNETH JOHNSON   KEVIN A JOHNSON   KIMBERLY ANN JOHNSON   KRISTAN DAWN JOHNSON   KRISTOPHER LEE JOHNSON   KURT JOHNSON   KYLE JOHNSON   KYLE DEAN JOHNSON   LEE R JOHNSON   LESLIE JOHNSON
LON W JOHNSON   LUKE A JOHNSON   MACKENZIE BLAKE JOHNSON   MARGARET ELIZABETH JOHNSON   MARION JOHNSON   MARK COLEMAN JOHNSON   MATTHEW J JOHNSON   MATTHEW J JOHNSON   MECO L JOHNSON
MELROY NA JOHNSON III   MICHAEL JOHNSON   MICHAEL JOHNSON   MICHAEL EUGENE JOHNSON   MICHAEL N JOHNSON   MORRIS WAYNE JOHNSON II   NATHAN D JOHNSON   NICK D JOHNSON   PATRICIA HUFFMAN JOHNSON
PATRICK LYNN JOHNSON   PATRICK MICHAEL JOHNSON   PAUL JOHNSON   PAUL ANTHONY JOHNSON   PAUL ELLIOTT JOHNSON   PAUL WILLIAM JOHNSON III   PEYTON MICHAEL JOHNSON   PHILLIP J JOHNSON   RICHARD JOHNSON
RICHARD C JOHNSON   ROBERT ALAN JOHNSON   ROBERT PATRICK JOHNSON III   ROCKY J JOHNSON   RODNEY JOHNSON   RONALD D JOHNSON   RONNIE L JOHNSON   RORY JAMES JOHNSON   RUSSELL L JOHNSON   RYAN J JOHNSON
SAMUEL LOGAN JOHNSON   SHAWNEE D JOHNSON   SPENCER R JOHNSON   STACEY JOHNSON   STEPHEN ANDREW JOHNSON   STEPHEN M JOHNSON   STEPHEN W JOHNSON   STEVEN P JOHNSON   STEVEN VANDER JOHNSON
TAMEKA A JOHNSON   TANNER T JOHNSON   TERENCE R JOHNSON   TERRANCE JOHNSON   TERRELL R JOHNSON   TIA JOYE JOHNSON   TIMOTHY DEAN JOHNSON   TIMOTHY ROBERT JOHNSON   TOD E JOHNSON   TODD A JOHNSON
TODD M JOHNSON   TOMMY L JOHNSON JR   TRACY O JOHNSON   TRAVIS E JOHNSON   TYE ALEXANDER JOHNSON   TYLER S JOHNSON   TYLER W JOHNSON   TYSEN JOHNSON   VALIA P JOHNSON   VICTOR C JOHNSON
VONDREA SENTELL JOHNSON   WILBERT JOSEPH JOHNSON   WILL JOHNSON   WILLIAM G JOHNSON   WILLIAM H JOHNSON II   WILLIAM L JOHNSON   WILLIAM LANE JOHNSON   WILLIE CONTRELL JOHNSON   ZACHARY B JOHNSON
ZACHARY DEMOND JOHNSON   ZACHARY RYAN JOHNSON   BRANDON J JOHNSTON   BRETT A JOHNSTON   BRIAN GLENN JOHNSTON   COREY LANE JOHNSTON   DAVID WAI-MING JOHNSTON   JAMES JOHNSTON   KIMBERLY JOHNSTON
RACHAEL FAYE JOHNSTON   REED MICHAEL JOHNSTON   RICHARD L JOHNSTON   ROBERT STEPHEN JOHNSTON   STEPHEN A JOHNSTON   TERRY D JOHNSTON   ZACKARY THOMAS JOHNSTON   STEFFEN M JOHNSTONE
DONALD KENT JOINER JR   TIMOTHY P JOKOTY   TRISTAN P JOKOTY   CHRISTINA BROOKE JOLLEY   JIMMY JOLLY   HOSSAM JOMHA   BRADLEY W JONAS   STORMY M JONAS   AARON CHRISTOPHER JONES   ADONIS REESE JONES
ALLAN EUGENE JONES   ALONZO JONES   ALTON DEWAYNE JONES   AMARI FULBRIGHT JONES   AMBERLY A JONES   ANDREW M JONES   ANTHONY G JONES   ANTHONY LEE JONES   ARREN JONES   AUTRY DEWAYNE JONES
BENJAMIN M JONES   BILLY DALE JONES   BILLY WHITE JONES II   BOBBY JONES   BRADFORD JOSEPH JONES   BRADLEY JOHN JONES   BRANDON BLAKE JONES   BRANDON TODD JONES   BRIAN KEITH JONES   BRIAN S JONES
BRITTANY DIANE JONES   BROOKE JONES   BRUCE D JONES   BRYAR JONES   BRYSON DEVONE JONES   CALEB TREY JONES   CALVIN JONES   CARSON DANIEL JONES   CASEY JONES   CATHY J JONES   CHARLES B JONES
CHARLES JOSEPH JONES   CHESTER H JONES   CHRIS A JONES   CHRIS W JONES   CHRISTOPHER D JONES   CHRISTOPHER J JONES   CHRISTOPHER JAMES JONES   CINDY C JONES   CLABORNE JONES   CLARENCE J JONES

COLBY D JONES COLE MATTHEW JONES COOPER DOUGLAS JONES CORY LYNN JONES DANIEL ALFRED JONES DARRELL W JONES DAVID JONES DAVID D JONES DAVID S JONES DAVID V JONES DAVID W JONES DEJUAN JONES
DEQUAN KLINTDRELL JONES DEVIN D JONES DEXTER ANTOINE JONES DILLON JONES DOUGLAS JONES DUDLEY JONES EDDIE JONES III ERIC ANTHONY JONES EUGENE DALE JONES FALYSHA L JONES FRANKLIN D JONES
FRANKLIN D JONES GARRETT A JONES GINA M JONES GINGER RENEE JONES HARLEY CHRISTIAN JONES HUNTER STANLEY JONES ISAAC JONES J DALE JONES JAMES JONES JAMES JONES JAMES C JONES JAMES E JONES
JASE M JONES JASON ALLEN JONES JASON D JONES JASON SCOTT JONES JEFFREY JONES JEFFREY JONES JEFFREY KEITH JONES JENNIFER E JONES JEREMY JONES JEREMY DANIEL JONES JEREMY S JONES JEREMY SLATE JONES
JERMAINE PEGUES JONES JEROME P JONES JEROME R JONES JESSE L JONES JESSICA DANIELLE JONES JODY D JONES JOEL KEITH JONES JOHN EUGENE JONES JORIAN VASHON JONES JOSEPH B JONES JOSEPH M JONES
JOSHUA A JONES JOSHUA ANTHONY JONES JOSHUA M JONES JULIUS M JONES JUSTIN JONES JUSTIN DANIEL JONES JUSTIN LEON JONES JUSTIN MICHAEL JONES JUSTIN REX JONES KAYLA LASHAY JONES KENNETH CHRIS JONES
KENNETH LAMONT JONES KENNETH LESTER JONES KENNETH M JONES KENNETH O JONES II KEVIN HEATH JONES KEVIN SCOTT JONES JR KIMBERLY ROSE JONES LAQUISHA S JONES LARRY G JONES LARRY W JONES
LAUREN BROOKE JONES LEE H JONES LESTER MAURICE JONES LOGAN RICHARD JONES LOIS DENISE JONES LUKE JONES MADISON JONES MADISON ELYSE JONES MARC JONES MARVIN CLAY JONES III MICHAEL JONES
MICHAEL A JONES MICHAEL A JONES MICHAEL C JONES MICHAEL MARSHALL JONES MICHAEL O JONES MICHAEL SHAWN JONES MICHAEL W JONES MITZI B JONES MORRISON BRIAN JONES NATHAN JONES NICHALES L JONES
NINA M JONES PATRICK J JONES PAUL JONES PAUL DAVID JONES II PAULA H JONES PHILLIP E JONES REGGIE DENNIS JONES JR RICHARD H JONES RICKEY JONES RICKY C JONES RITCHIE L JONES JR ROBERT JONES
ROBERT JONES ROBERT A JONES ROBERT ADRIAN JONES ROBERT B JONES ROGER JEREMIAH JONES RUEBEN JONES RUSTEE JAY JONES RYAN JONES SEAN MICHAEL JONES SHANE JONES SHEREE D JONES STEPHEN J JONES
STEPHEN R JONES STEVEN JONES SUSAN MARIE JONES TADD JONES TAYLOR D JONES TEAGUE A JONES TERRENCE JAMAL JONES THOMAS DAVID JONES JR THOMAS JAMES JONES TIFFANY M JONES TIMOTHY D JONES
TIMOTHY L JONES TOM JONES JR TORY JONES TRENN S JONES TROY JAMES JONES TYLER CHRISTOPHER JONES TYLER RYAN JONES VICTOR JONES WACEY DEAN JONES WAYNE L JONES WESLEY A JONES WILBERT JONES
WILLIAM DUNCAN JONES WILLIAM H JONES WYATT JAMESON JONES BRANDI N JONSON JOHN GLENN JOOS JR GARY ARDEN JOPLIN BILLY GENE JORDAN CADARYE L JORDAN CADE ALLEN JORDAN CAREY EUGENE JORDAN II
CHARLES C JORDAN CHRISTOPHER JORDAN CLAY D JORDAN CLAYTON W JORDAN CODY LEE JORDAN COLEMAN EDWARD JORDAN COOPER WAYNE JORDAN DANIEL J JORDAN DAVID B JORDAN FRANK A JORDAN
GEORGE B JORDAN HARRY L JORDAN JAMES YATES JORDAN JAMES WALTER JORDAN JAZENO JORDAN JEFFREY S JORDAN JERRY L JORDAN JOSEPH DANIEL JORDAN JOSHUA LAWRENCE JORDAN MARC JORDAN
MATTHEW G JORDAN MATTHEW WAYNE JORDAN MAURY JORDAN MICHAEL KEVIN JORDAN ROBERT T JORDAN SCOTT C JORDAN SHAWN JORDAN TONY JORDAN WILLIAM H JORDAN EMILY J JORDAN-HADDOCK
ANDREW JORGENSEN BLAIR JENS JORGENSEN DANIEL R JORGENSEN CAMERON JORGENSON JEREMY C JORGENSON BRADLEY T JOSEPH CHRISTIAN JOSEPH CODY ALAN JOSEPH DANNY X JOSEPH DARIO JOSEPH
JOSHUA TYLER JOSEPH MICHAEL A JOSEPH MICHAEL F JOSEPH ROGER J JOSEPH TESFA JOSEPH BAYLOR R JOSEPHSON MARK L JOSEY RONALD LYNN JOSLIN JR SELVAGANAPATHI JOTHIPASU SPENCER K JOUDREY
JASON EUGENE JOURDEN FRANCISCO JOVEL JOHNNY D JOWERS LISA A JOWERS ANDREW B JOYE MICHAEL G JOYE DAREN KYLE JOYNER JUSTIN MICHAEL JOYNER LANTHONY TIJON JOYNER PATRICK KIERAN JOYNER
ANNE M JOZWIAK JOSEPH JOZWIAK CRISTINA JUAN GASPAR ALAN J JUAREZ HERIBERTO JUAREZ JR ISRAEL ZUÑIGA JUAREZ JAVIER JIMENEZ JUAREZ JESUS JUAREZ JORGE L JUAREZ JR TONNY VELAZQUEZ JUAREZ
JOAQUIN JUAREZ JUAREZ SERGIO JUAREZ MONTIEL JAZMYN REBEKAH JUAREZ-RIOS JENNIFER JUDD MATT JUDD JORDAN JUDKINS MATTHEW D JUDKINS BRENT W JUDY CHARLES R JUDY DAVID JUDY TERRENCE L JUEDEN
CHRISTOPHER JAMES JUHL DEREK A JULANDER JACOB MELVIN JULANDER JAROM JULANDER JAYSON T JULANDER RILEY DEWAYNE JULANDER SHELDON S JULANDER STEVEN B JULANDER HERBERT MICHAEL JULIAN
JUSTIN MICHAEL JULIAN KHALEEL JUMAN THADDEUS JUMAN RANDY W JUMPS CHAD R JUNCK CLAYTON C JUNEK ERIC JUNIUS JAMES A JUNKER MICHAEL SCOTT JUNKERMAN GERRAD ISAIAH JUNKERSFELD JOSEPH RYAN JUNKIN
TIMOTHY C JUNKIN JERRY MASON JUNKINS DANN ELWOOD JUNTUNEN JAYDAN ALISSA JUPIN PENNY JO JUPIN KENDRA A JURACEK STEPHEN JUREWICZ TIM JURGIELEWICZ LEOBARDO JUSAINO AUSTIN TYLER JUSSEN
LUCAS P JUSTICE STEPHEN A JUSTICE STEPHEN TYLER JUSTICE JEREMY SHANE JUSTUS PRESTON LAMAR JUSTUS KATHLEEN MALINDA JUTTE RANDY KAAE SAMUEL B P KAAI TYLER KAARSEMAKER ROY K KAAWA
YANNICK KABWIKA KABWIKA CHERYL KACHELLEK DANIEL KACHKAN RADOSLAW KACZOWKA CHRISTOPHER NORMAN KAEB DUANE BRIAN KAEB JONATHON DEAN KAEB ANDREW W KAECH GENE P K KAHAI JR
KEALII KAMAKANIOKAPUNAWAI KAHAKAI ALI'IMALU KAHALEKAI-WILLING BRADLEY KAHL CHRISTOPHER H KAHLO KEITH A KAHLO CHASE MITCHELL KAHNY NICHOLAS E KAHNY KEALON R KAHRE ADRIENNE N KAIGLER
ERNIE KAIO TIANA KAISA BELFORD GARY A KAISER RANDY A KAISER ROSCOE KAMUELA KALA WAYNE KALA CHARLES T KALE SHAGUL KALEEL KEVIN KALEN PATHIRAKALIAPPAN KALIAPPAN PEER MOHAMED KANI KALIBULLA
GURUMOORTHI KALIDOSS BRADLEY J KALIN BYRON M KALIN KIEFER J KALIN KIEL J KALIN JAMES M KALINCHOK JESSICA KALISZ BALAN KALIYAPERUMAL MICIAH CLINTON KALUNA ISHWARYA KALUSULINGAM
NOAH MICHAEL KALVELAGE PAUL R KALVELAGE DAVID KAM KIN NIKHIL KAMBLE CORY S KAMINS JEFFERY MICHAEL KAMINSKI NICHOLAS P KAMINSKI BRANDON D KAMPHAUS DEMETRIUS KAMPOUROGIANNIS
KELLI JO KAMPSCHNIEDER RYAN J KANDER SHIVANI KANDHARE RAYMOND KANDOLIN IAN KANE NICHOLAS MICHAEL KANE STEVEN H KANE CADE C KANEKO CONSTANTINE G KANELOS WONJIN KANG DIVINE KANKU NGOLELA
PASUPATHY KANNAN SANTHOSHKUMAR KANNUSAMY MARK KANTOR GWENDOLYN KAOPUA TIAL KAP STEVE KAPOGINES NEHA KAPOOR MITCHELL L KARACSON MARIE KARAICA OLHA KARAMAN LESLIE A KARCHER
KYLE KARGOL ROBERT J KARIGAN MEHDI KARIMAN JUSTIN EVERETT KARKI KEVIN E KARLES ROBERT WALTER KARLES JR EMERY TROY KARLINSEY SOFIA KARMAZIN AMANDA LOUISE KARMEL ANTONIO KARL KARNEKE
ROBERT A KARNES THOMAS L KARNES ERIC DAVID KARP MICHAEL S KARPINEN SHARI KARPYSHYN DWIGHT JAMES KARR GARRETT ANTHONY KARR KOLBY R KARR CAROL S KARRH JEETH KARUNAKARAN
KARUNAKARAN KARUNAPRAHASAM RAMIN KASAMANLI MURUGAN KASHIMANI MICHAEL E KASSAY AARON D KASSMEIER JACOB H KASTEN ROSS E KASTL HIMABINDU KASTURI STAN KASZECKI MATTHEW D KATES
BRIAN P KATH DANIEL GERARDO KATTAN PHILLIP KATZ JR RICHARD MICHAEL KATZ TODD R KATZ ALLEN G KAUFFMAN LOGAN R KAUFFMAN MYRA L KAUFFMAN ANDREA KAY KAUFMAN DANIELLE JEAN KAUFMAN
OMER J KAUFMAN RUSTY R KAUFMAN WILLIAM THOMAS KAUFMAN III KEONI KEKOA KAUHI CLINTON C KAULBACH HARNEESH KAUR STEFEN M KAUR WADE L KAUS JAMES S KAUTZ KELLI MARIE KAUTZ DOUGLAS D KAUWE
MITCHELL K KAUWELOA KEOLA K KAUWELOA OLIVEROS PRAVEEN KAVALEDURGA MICHAEL KAVANDER POOVARASAN KAVERI CHAZ KKA KAWAI MARTIN KAWECKI TIMOTHY KAWECKI CHRISTOPHER A KAY DEREK KAYFISH
ALEXANDER KAZAK NAJMEH KAZEMINEJAD JOHN CHRISTOPHER KAZYAK MICHAEL PATRICK KEANE TYLER PATRICK KEANE JAMIE L KEARL NICHOLAS O KEARL SAMUEL TRAVIS KEARL WILLIAM RUSSELL KEARL
BYRON MUTIC KEARNEY JENNIFER L KEARNEY JOHN WESLEY KEARSE HARRY CLINTON KEATTS III DANIEL W KECK RYAN PATRICK KECK CRAIG W KEDWARD ALEX T KEEFE AUSTIN T KEEFE MARK CHRISTOPHER KEEFE
TONY R KEEFE JASON KEEFER PATRICK D KEEGAN WALTER H KEELER JR MEGAN KRISTEN KEELEY TROY KEELEY DUSTIN LEE KEELING JIM M KEELS JR FRANKLIN R KEEN JAMES CHAD KEEN PETER KEEN RANDALL DEWAYNE KEEN
ZACHARY JOSEPH KEEN JEFFREY H KEENAN AARON K KEENE PATRICK D KEENE COLTON KEENER HEATH L KEENER JESSICA L KEENER CHRISTOPHER KEENEY WESTON KEENUM GARY N KEES JESSE TYLER KEES KYLE S KEES
KATHLEEN R KEESEE JEFFERY E KEFFER DAVID A KEGEL BRENT KEHOE CHRISTIAN KEHOE HAYDEN KEHOE ROBIN KEHOE RENEE E KEILMANN STEPHEN D KEIM DALE KEISTER ALISA D KEITH DONALD LEE KEITH GARRETT KEITH
JAMIE KEITH JEREMY DWAYNE KEITH JOSEPH KEITH JUSTIN KEITH MEGAN NICOLE KEITH ROBERT JOSEPH KEITH RODNEY KEITH MICHAEL C KEITHLY SHANE BRIAN KALEIHELEMAIOLUNA KEKAHUNA NOLEN KEKAWA SR
MICHAEL KUA'ALOHA KEKOA JR PONO T KEKUA BRADLEY T KELBERLAU IVAN KELENC GUY KELI WADE KAULANA KELIIKIPI CARROL L KELLAHAN JR GARY EUGENE KELLEMS AMBRIANNA LYNN KELLER BLAKE KELLER
BRANDON KELLER BRIAN M KELLER GREGORY DEAN KELLER HANNAH KELLER JAY D KELLER JOHN EVERETT KELLER JULIE A KELLER KACEY LEE KELLER MICHAEL D KELLER MICHAEL R KELLER NICHOLAS WAYNE KELLER
ROBERT KELLER SCOTT CHRISTOPHER KELLER SETH KELLER TROY L KELLER TY DOUGLAS KELLER VANDIVER WILLIAM KELLER II ZACKERY SHANE KELLER JENNIFER C KELLETT MICHAEL KELLETT TIMOTHY W KELLETT
ANTHONY FITZGERALD KELLEY CHRISTOPHER KELLEY DOUGLAS PALMER KELLEY ELMER G KELLEY JR HOWARD W KELLEY JASON B KELLEY KEENAN MARCELLUS KELLEY KEVIN M KELLEY KYLE L KELLEY LAIM T KELLEY
LESLIE C KELLEY MACKENZIE M KELLEY MARANDA KELLEY MEGAN LYNN KELLEY MICHAEL JOSEPH KELLEY II RANDALL G KELLEY RYAN M KELLEY TAMMY C KELLEY TODD L KELLEY CAYSEN MICHAEL KELLIHER ERIC M KELLOGG
ANDY KELLY BRADEN KELLY CAITLIN KELLY CALEB RAY KELLY CHRISTOPHER R KELLY CURTIS R KELLY DANIEL F KELLY DAVID BENJAMIN KELLY DEMACION S KELLY JARROD D KELLY JASON KELLY JEFFERY WAYNE KELLY
JUSTIN RYDER KELLY KATIE MARIE KELLY LANDON ALLAN KELLY MICHAEL E KELLY MICHAEL J KELLY PATRICK KELLY RANDAL EUGENE KELLY REBECCA M KELLY SHANE HUNTER KELLY SHAUN KELLY SKYLER T KELLY
THOMAS W KELSEY WAYNE KELSHEIMER BRIAN KELSKEY HUNTER C KELSOE SUNTARO KEM HAYLEY COGHLAN KEMMERLIN AARON KEMP ALAN L KEMP ALEX MILTON KEMP BENJAMIN H KEMP DERRICK L KEMP MICHAEL KEMP
NATHAN KEMP PATRICIA L KEMP BRENDON S KEMPER WILLIS C KEMPER THEODORE J KEMPF BLAKE DANIEL KEMPLE BRITTANY K KENDALL DUSTEN R KENDALL DYLAN ROBERT KENDALL LINDA C KENDALL RUSSELL KENDALL
DONALD J KENDEL TODD KENDELL JEFFREY STEPHEN KENDERDINE DANIEL R KENDRICK VANCE C KENDRICK ERIC J KENKEL BRIAN CHASE KENNEDY BRIAN M KENNEDY CHARLES A KENNEDY CHASE MCMILLARD KENNEDY
DAVID D KENNEDY DEAN P KENNEDY JR DERRICK DEVON KENNEDY GARY G KENNEDY JAMES A KENNEDY JAMES L KENNEDY JESSE JAMES KENNEDY JR JESSE LEE KENNEDY JOHN C KENNEDY JR JORDAN J KENNEDY
JOSEPH ALVIN KENNEDY JOSHUA KENNEDY JUSTIN B KENNEDY KYLE WAYNE KENNEDY LAURIE BALLARD KENNEDY LEON STANDFORD KENNEDY MATTHEW GREER KENNEDY NICHOLAS PATRICK KENNEDY ROBERT CLAYTON KENNEDY
SEAN THOMAS KENNEDY TIM KENNEDY BRIAN KENNELLY CHARLES BOYD KENNEMORE DANE KENNEY GENE A KENNON JEFF KENNON JOHN B KENNON ROBERT KENNY DANIEL KENORAS JUSTIN ERVIN KENT NEWLIN LANCE KENT
RAYMOND KENNETH KENT WILLIAM KRIS KENT YVONNE KENT ROSALIND D KENTON GENEVIEVE KENYON ABED KEOMALA GARRETT T KEOWN ROBERT M KEPHART ALEX NEIL KERBY CHRISTINE MICHELLE KERBY PETER W KERCE
DONALD E KERCHEVAL JR THOMAS PATRICK KERIVAN JOSEF KERKAI ANDREW S KERN DANIEL KERN DANIEL KERN MATTHEW DOUGLAS KERNER JOSHUA RAY KERNS WILLIAM E KERNS KEELEY STEELE KERR LANDAN PHILLIP KERR
WADE KERR AARON M KERSEY BRIAN KEITH KERSEY JUSTIN KERSEY TONNY RAY KERSEY LUCAS KERSLAKE RICHARD KERSTEN WILLIAM GERALD KERSTEN DAVID A KERSTING NOLAN TIMOTHY KESSEL RONALD K KESSEL JR
TIMOTHY ERIK KESSEL ADAM CHRISTIAN KESSINGER BRIAN K KESSLER COREY JAMES KESSLER KORI R KESSLER MICHAEL S KESSLER RIAN J KESSLER SHAWN W KESSLER SHELBY FAITH KESSLER TROY MARVIN KESSLER
JUSTIN B KESTING KEITH PAUL KESTING NICHOLAS C KETCHAM CURTIS KETCHMARK AMANDA MARIE KETCHUM MICHAEL L KETCHUM MACEY R KETTELKAMP BRADLEY M KETTERER ANTHONY D KETTLESON MICHAEL KETTLEY
DAVID R KEY JACOB D KEY JON B KEY TIMOTHY ALEXANDER KEYES TRISTEN J KEYES TYSON J KEYES CODY R KEYLARD CRAIG WILLIAM KEYS JUSTIN DEL KEYS TIMOTHY KEYS CHAD MICHAEL KEYT MONTGOMERY K KEYT
RYAN KHABBAZI ALI KHAJEHEI SHAHROUZ KHAJEHMOLAEI FAREED KHAN ISHMAEL KHAN KEVIN KHAN MOHAMMAD T KHAN MOHAMMED KHAN MUHAMMAD JAMAL KHAN NABEEL KHAN SALISHA KHAN TAHA FAZAL KHAN
TALHA KHAN ZAHEER KHAN AJAY KHANDARE ROHIT KHANDE DAVID KHAY KYAW H KHINE ZOSSIA KHORSEEVA BENJAMIN KIBLER TIMOTHY KIBLER JASON D KIBORT JACOB R KICK ROBERT ALLEN KICK ANTRELL KIDD
CHRISTOPHER RYAN KIDD JON A KIDD JONATHAN P KIDD MATTHEW KIDD ROBERT KIDD BRIAN A KIDWELL VICTORIA KIDWELL DAVID W KIEFF KEVIN W KIEL KRAIG A KIEL STEPHEN KIELEY MICHAEL W KIEPKE JOHN S KIESEL
CHARLES K KIETZMAN II TREVIS KIFER BRADLEY D KIGER KARISSA DONIELLE KIGHT KAYLA DAWN KIGHT SAMUEL LOUIE KIGHT JR MALISSA A KILBER DANIEL Z KILBORN KYLE KILBOURN LANCE A KILBREATH STEPHEN KILBRETH
CLINTON W KILBY DAVID D KILBY BERNARD T KILCULLEN ANTHONY BRYAN KILGORE BRADLEY S KILGORE DOUGLAS RAY KILGORE JAMIE KEITH KILGORE LOGAN AARON KILGORE MARCUS HUNTER KILGORE NOLAN WAYNE KILGORE
SHEILA KILGORE TEDDY W KILGORE MICHAEL SHANE KILLGO NOLAN JAMES KILLINGSWORTH COLTON KILMER KATHRYN M KILPATRICK KEITH THOMAS KILPATRICK TYLER J KILPATRICK JOSEPH KIM MATTHEW KIM
TRUONG NHAT KIM GREGORY A KIMBAL JEAN E KIMBALL JEFFREY S KIMBALL SHAWN KIMBALL JORDAN KIMBRO MICHAEL KYLE KIMBRO ROLAND KIMBROUGH BRENDA KIMMEL CLIFFORD E KIMPEL JEREMY L KIMPEL
JOSHUA KIMPEL JOHN FREDRICK KINAS COLE WILLIAM KINCADE CLIFTON R KINCAID DAVID A KINCAID DAVID J KINCAID DAVID N KINCAID JR GEORGE LUCIAN KINCAID III KALEB KINCAID CHRISTOPHER KINDER LEONARD L KINDS
MICHAEL KINDSWATER AARON ROBERT KING ALEXANDER RAY KING BEAU AUSTIN KING BENJAMIN KING BO KING BRADLEY D KING BRUCE L KING CARLOS DURRELL KING CHAD KING CHRISTOPHER J KING CLARENCE R KING
DANNY JOE KING DARRELL JEREMIAH KING DARYL C KING DAVID KEITH KING DENISE O KING DONNA M KING EDWIN D KING FULLER H KING III HENRY ALAN KING JR HOWARD WILLIAM KING JACK E KING JACKALYNN SAMANTHA KING
JAMES KING JR JAMES A KING JAMES R KING JENNIFER A KING JEROME KING JOEL VANIAH ANTHONY KING JOHN S KING JOSEPH KING JOSHUA KING JUSTIN BRENT KING KRISTY KING LIZ KING MARK LEE KING MASON T KING
MICHAEL J KING MICHAEL J KING MICHAEL K KING MICHAEL THOMAS KING MICHAEL W KING MIKE A KING NATHAN CHRISTOPHER KING NYREE D KING PATRICK J KING PETER J KING RANDY HOWARD KING
RENRICK GARNET KING RICHARD B KING ROBERT KING SAMMUEL CLAYTON KING SCOTTIE KING SHAWNA DIANE KING SHONDEL S KING VANESSA KING WENDEL KING III WILLIAM JEFFERIES KING TRAVIS KING-CYRENNE
JUSTIN D KINGERY CHAD ALAN KINGHAM WILLIAM W KINGSBERY JUSTIN ALLEN KINGSTON EMMA NICOLE KINKADE MICHAEL S KINKADE BRADLEY A KINKEAD AUSTIN LEE KINLAW JUSTIN LEE KINLAW JOSHUA KINLER
PAUL D KINMAN KELLEY J KINNAIRD GARY P KINNETT GREGORY WAYNE KINNEY HAROLD JOHN KINNEY JENNIFER KINNEY JOSEPH KINNEY STEPHEN KINNEY JOHN M KINSELLA KERRY L KINSER BRANDON C KINSEY
CLAYTON DELANE KINSEY DAVID L KINSEY ROY KINSEY RYAN J KINSMAN JOHN J KINTER BRANDEN KIPER SCOTT KIPFER MARK D KIPP OMKAR KIRAN SALUNKE CHRISTOPHER SHANE KIRBY COREY KIRBY KERRI J KIRBY
KRISTOPHER RICHARD KIRBY MITCHELL M KIRBY ROBERT W KIRBY ROBERT CHAD KIRBY ZACHARY LOGAN KIRBY ZACHARY JOSEPH KIRCHHOFF ALEKSANDR A KIRILLOV BARRY RAY KIRK BRETT ALAN KIRK HAYDEN SCOTT KIRK
HENRY N KIRK JR JAMES FREDERICK KIRK JUSTIN W KIRK SHANE M KIRK SHANE WELDON KIRK THOMAS JEREMIAH KIRK TIMOTHY R KIRK TIMOTHY RAY KIRK II VICTORIA L KIRK WILLIAM T KIRK AUSTIN LEE KIRKLAND
BRIDGET ANTOINETTE KIRKLAND JUSTIN THOMAS KIRKLAND JONATHAN CHASE KIRKLEY NATHAN W KIRKLEY THOMAS DOUGLAS KIRKLEY ANDREA M KIRKPATRICK DAVID L KIRKPATRICK JEROME R KIRKSEY ROBERT E KIRKSEY
KATHLEEN BURK KIRN JOSHUA G KIRSTINE SHANE M KIRSTINE LEON M KIRVEN ROBERT W KIRVEN SAMUEL KIRVEN ERIC ADAM KISELLUS WILLIAM CLINTON KISER KEEGAN J KISNER KENNETH KARL KISSNER ANTHONY J KIST
JERRY CLEE KISTO PRESTON LANE KITCHENS RODNEY KITCHENS RONALD D KITCHENS SAMUEL CHASE KITCHENS TERRY W KITE MYLES KITSON GREGORY C KITTEL DREW L KITTERMAN RYAN J KITTS BRIAN M KITZMILLER
JAKOB T KITZMILLER ROBERT AARON KITZMILLER JASON K KIZZIAH JAMES KIZZIAR OMER KLAEN WILLIAM KLAGES RYAN JAMES KLASSEN JUSTIN A KLEBBA KEITH MARVIN KLEENSANG ANGELA L KLEIN CHRISTOPHER M KLEIN
DOUGLAS S KLEIN MONTE L KLEINE BEVERLY ANNE KLEINHENZ MICHAEL D KLEINSCHMIT DAVID DOUGLAS KLEMINSKY JAMES KLEMP SHAWN KLEPPER JEFFERY KLIMCZAK JESSICA RUTH KLIMEK VALERIY KLIMOVICH
BRICE ANDREW KLINE DANIEL L KLINE HUNTER W KLINE JEFFREY SEAN KLINE MELISSA D KLINE RICHARD E KLINE JOSEPH J KLING JUSTIN KLING KEVIN D KLING ARTHUR KLIPPLE BRON P KLIPPLE ADAM KLOPFENSTEIN
JUDE PHILLIP KLOPP MARK J KLOS JERIOD KLOVAS BRANDON J KLUG DEBORAH S KLUG AMANDA M KNAPP BENJAMIN A KNAPP CHRISTOPHER JAMES KNAPP ETHAN M KNAPP GREGORY KNAPP KYLE T KNAPP
MICHAEL ANTHONY KNAPP MICHAEL J KNAPP ROBERT R KNAPP TIMOTHY KNAPP CYNTHIA KNECHT SHAUN P KNECHT JENNIFER L KNEIFL SIDNEY J KNEIFL CHESTER R KNELL TROY KNELSON COLBY A KNERR BRIAN M KNICHEL
ANGIE KNICKMEIER MATTHEW P KNIEVEL MATTHEW T KNIEVEL BENJAMIN C KNIGHT BOBBYE KNIGHT CRAIG KNIGHT DAVID B KNIGHT ERIN M KNIGHT JONATHON KNIGHT JUSTIN LARRY KNIGHT JUSTIN TYLER KNIGHT
KENNETH C KNIGHT KENNETH P KNIGHT MATTHEW EDWARD KNIGHT MICHAEL J KNIGHT MORGAN NEANDREW KNIGHT PAULA W KNIGHT ROBERT LEE KNIGHT II ROY A KNIGHT JR TED A KNIGHT TITUS JOEL KNIGHT
WILLIAM KNIGHT WILLIAM ROBERT KNIGHT JR ZACHARY M KNIGHT BRITTNEY SADE KNIGHTON PAUL KNIPE TECK KNIPE PHILLIP D KNISELY DAVID S KNISLEY MITCHELL K KNOBBE GENE T KNOBLAUCH PATRICK J KNOLL
RICHARD W KNOLL MICHAEL J KNOLLMAN MICHAEL BRADLEY KNOLTON AUSTIN KNORR BRANDON KNOTT BRYAN T KNOTTS CODY J KNOTTS LOUIS R KNOTTS CURTIS KNOWLES TRAVIS KNOWLES KENNETH KNOWLTON
JAMES KNOX KENT KNOX TREVOR KNOX RYAN A KNOYLE LANCE GENE KNUCKLES GARY A KNUDSEN ROCHELLE LEE KNUDSEN KANDI FAWN KNUPP GERALD D KNUTH JEREMY D KNUTH ANA MARIE KO CARLITO JR KO
ANNACA KOBAYASHI ANTON KOCH DAVID KOCH JARED KOCH JEFFERY J KOCH KEVIN OWEN KOCH KLAYTON MICHAEL KOCH ROBERT G KOCH BRADLEY C KOCHER MICHAEL A KOCHERT JAY W KOCON JUSTIN KOECHER
TAMERA J KOEGLER-VAUGHAN JEREMY L KOEHLER KYLE W KOEHLER NEAL W KOEHLER SETH WILSON KOEHLER KEVIN J KOELBL JACOB BRUCE KOELE JOSHUA J KOEPKE MATTHEW AARON KOEPPE CHRISTOPHER KOEPPEN
ROBERT KOERNER ROGER A KOERTING MICHAEL A KOESTER CHRISTOPHER KOFAHL BENJAMIN KOHL COLLEEN BREANA KOHL SARAH E KOHLER BENJAMIN RAY KOHLES TYSON KOHLLEPPEL IVAN B KOHUT JACOB KOHUT
AUSTIN KOILE OLUWATOBI KOLAPO BRANDON KOLB THOMAS N KOLESAR STEPHEN J KOLINA CY CLARK KOLLAR WILLIAM A KOLLER METKA E KOLM ROBERT D KOLTERMAN DANIEL R KOMAR CARL KONES JR CARL KONES SR
ALLEN J KONIECZNY PETE KONING KYLE JOSEPH KONTOR KYLE J KONZ JUSTIN KOOLHOVEN JOHN D KOONCE SAMMY KOONS CAROLYN KOONTS KIMBERLY R KOONTZ CATHERINE L KOPEJTKA KENNETH FREDRICK KOPP
ROBERT D KOPPEN ALCINDA KORDECKI KOREAL KOREA JOSEPH KORIENEK ANGELA KORNEGAY BRANDON E KORNEGAY DOUGLAS KORNELSEN MARCUS KORTAN DAVID P KORTE LOUIS A KORTH MEAGAN L KORTH
NICHOLAS H KORTH MARIUSZ KOSALKA KEVIN S KOSCH NOLAN THOMAS KOSCH RONALD DALE KOSCHER KENNETH KOSINSKI BENJAMIN DANIEL KOSLER MICHAEL J KOSLOSKY STAS C KOSNIK BRIAN KEITH KEITH KOSOLA
MELANIE M KOSTELNIK JERRY KOSTIUK MAX KOSTOFF JASON KOSTYSHYN CORY KOT ROXANN E KOTCHKOE SANJAY MANOHAR KOTHARI DANIEL J KOTOWSKI JUSTIN M KOTTKAMP BRIAN F KOTZIAN ANDREW S KOVACS
DANIEL P KOVAL JONATHAN M KOVALCHICK JASON D KOVERMAN CHRISTOPHER MICHAEL KOVSCEK HAYDEN ALEXANDER KOWALCHUK LARRY KOWALKOWSKI DEREK T KOWALSKI JAKE ALEXANDER KOWALSKI SHAWN KOWALSKI
ERIC M KOWALSKY STEPHEN J KOWICKI CHAD MICHAEL KOYLE TYLER KOZAKEVICH JOHN ADAM KOZLOSKI DMYTRO M KRABEL COLBY PAUL KRAEMER HUNTER JAMES KRAEMER SETH JOSEPH KRAEMER ERIC L KRAEUTLE
DAVID WAYNE KRAFT MICHAEL J KRAFT TAYLOR MATTHEW KRAFT AGATA KRAHEL JACOB C KRALL COREY D KRAMER JOSHUA KRAMER QUINCY LEWIS KRAMER SANDRA KRAMER ROBERT KRASNIEWSKI ERIC MICHAEL KRASNOW
JARED KRAUS CAROLYN KRAUSE CHRISTOPHER ROBERT KRAUSE RANDALL C KRAUSE HANNAH KRAUTWURST ROBERT G KRAWIEC JR DARYL J KREBS MARK A KRECH JOSH S KREDIT-PHELPS DONALD GREG KREIDER JR
DONALD GREG KREIDER SR NICHOLAS R KREIKEMEIER ZACHERY KREISS MATTHEW MICHAEL KREKLING MONTE L KREMLACEK THOMAS FRANCIS KRENEK RYAN S KRESGE MCKENZIE MARIE KRICH ALEKSANDRA KRICKOVIC
PHILLIP A KRIDER DAVID MICHAEL KRIDNER MICHAEL T KRIDNER JACOB D KRIENERT ZACHARY P KRIENERT KATHLEEN KRIKORIAN-DAMEN MARY KRISELL EZHILARASAN KRISHNAN NIRANJAN KRISHNAN VARUN R KRISNAN
KLAUS KRISTIANSEN ASMIR KRIVIC DINO KRIVIC VAHIDIN KRIVIC TESSA KAY KRIZ MITCHELL RYAN KRIZMAN MICHAEL BERNARD KROEGER ERIC H KROHN ASHLEY A KROLL ERIK KROLL JASON J KROLL RICHARD WALTER KROLL
JERALD S KROMER JENNA MARIE KRONENBERGER RANDALL S KROPF KATELYNN MARIE KROUT LIAM KROUTIL RICHARD J KRUCHTEN SCOTT M KRUCKENBERG ADAM T KRUEGER CHRISTOPHER ALAN KRUEGER DIANA L KRUEGER
DOUGLAS A KRUEGER JOSIAH DAVID KRUEGER KAREN KRUEGER MELISSA J KRUEGER NATE DOUGLAS KRUEGER STEVEN T KRUEGER WILLIAM DEAN KRUEGER DANIEL W KRUG ARIC A KRUGER JONATHAN KRUGER
KRISTY R KRULIK TAD A KRUMLAUF GARY R KRUMPELMAN KEVIN B KRUMVIEDA RYSZARD KRUPA JUSTIN R KRUSE SHANNON E KRUSE TIMOTHY M KRUSE HENRY R KRUSEC TONY E KRUSEMARK JESSICCA LYNNE KRYSOWATY
MANA KRZYSKA JACOB KU JR JACOB JOHN KU III MARC CHRISTOPHER KUBAS KALE WILLIAM KUCERA MAX MYRON KUCERA DENNIS KUCHER GREGORY A KUEBRICH TERRY J KUEHLER DAVE M KUELTZO RONALD K KUENKLER
CHRISTOPHER M KUESTER PATRICK M KUFFEL ANDREW G KUHN KYLE STEVEN KUJAWA MARK M KUKIELA EARICK KUKONU AUSTIN JAMES KUKULSKI MICHAEL ALEXANDER KULIFAY AUSTIN KULL CANDACE KULLMAN
MICHAEL KUMAPLEY ABHISHEK KUMAR GOKUL KUMAR KALAIYARASAN KUMAR PRADEEP KUMAR VIJAYA KUMAR ALYSSA KUMFER ANDREW KUNDRAT VAMSEE KRISHNA KUNDURTHI WILLIAM P KUNERT ROBERT A KUNETZ
STEVEN WAYNE KUNIMURA HALEY KAY KUNKEL TYLER J KUNKEL ETHAN M KUNKLE MICHAEL R KUNKLE CHARLES KUNO JACOB ALFRED KUNZ JASON K KUNZMAN JOANNE KUPECKI JEREMY L KUPFER DANIEL KUPIHEA TUILOMA JR
KIRSTIN KURILLA KELLY J KURISU BRYAN M KURLIAK BRIAN E KURNAT CORY MATTHEW KURTZ PHILIP D KURTZ ROBERT J KURTZ STEVEN KURTZ ADRIENNE M KUSEK ADAM R KUSHNER SHEILA KUSS IAN ANDREW KUSTAFIK
CATHERINE KUSZCZAK WILLIAM E KUTCHELL JR KRIS KUTTERER KEVIN KRISTOPHER KUTZ STEVEN KUTZ MICHELLE KUYKENDALL COREY KUYPERS DANIEL P KUZMINSKI ERIC KVIEN TERRI ANN KWIAT-HYATT
CAMERON THOMAS KWIECIAK YOUJONG KWON IAN KYAZZE JOEY MATTHEW KYKER WALTER C KYLANDER III BRODY LANE KYLE CAIN KEONI KYLE JOSEPH DALE KYLES RICK P KYRISS BRIAN A KYROUAC SCOTT KYRYLUK
DARREN MICKY KYSER SR KARRIE ANNE LA LONDE AKO LA ROSA JULIO LA ROSA LASZLO L LABBANCZ SCOTT P LABBE GHISLAIN LABERGE JACK LABIB MATTHEW C LABISHAK CHARLES LABONTE JEAN LABONTE JOSE M LABOY
RODRIGO LABRADO LEVI LABRASCEUR JONATHAN LABRECQUE PAUL LABRIOLA KYLE MEGAN OLIVA LACANLALE JOHN K LACANNE CHRISTOPHER S LACAVA KIMBERLY E LACER KODY DANE LACER CHRISTOPHER S LACEY
JOHN M LACEY KEVIN JOHN LACEY STEVEN MICHAEL LACEY TROY L LACEY JERZY A LACH ANTHONI LACHANCE RAZVAN LACHE BRANDON W LACK JASON ALLEN LACK JORDAN LACK JOSHUA ALLEN LACK MICHAEL K LACK
MICHAEL KEITH LACK III SHAWNA TAYLOR LACKEY SEAN LACOMBE DANIEL LACOSTE STEPHANE LACROIX JACOB LUCAS LACY SETH ALAN LACY JOSHUA LADEN CHRISTOPHER JOSEPH LADNER LINDSAY LADSON
DAVID NATHANIEL LAFAVE WILLIAM R LAFFOON JR DEVIN ALAN LAFINE AUMAU LAFITAGA CHRISTOPHER A LAFLEUR KARL J LAFOND SEBASTIEN LAFONTAINE LEWIS LAFORME LAWRENCE JOSEPH LAFOUNTAIN II
JEFFREY M LAGACY JOHNOVEN R LAGON CHRISTOPHER GEORGE LAGOS ELIZABETH RAMOS LAGOS JAMES M LAGRANGE KENJI SUETSUGU LAGRANGE PAUL MICHAEL LAGRANGE MICHAEL LEE LAGREE CHRISTOPHER DAVID LAGROW
DOMINICK JOHN LAGRUTTA JR MARCELINO LAGUARDIA TRACEY A LAHR WINKY WAN KEI LAI RAYMOND A LAING RYAN LAING MORGAN ELIZABETH LAIRD MARTIN LAJOIE ALEXANDER LAKE DOUGLAS LAKE MASON LEE LAKE
STEPHEN LAKING JESIAH RAIN LAKOS KOKILA LAKSHMANAN TRAVAS B LALA SHARON LALANDA ANDY LALCHAN DION LALL ROOKMINEE LALL GRANT LALONDE PATRICK LALONDE TAYLOR LALONDE STEPHANIE NICOLE LALONE
SHOBIA LALOO HIEP LAM JENNY LAM AMBER D LAMAR JENNIFER C LAMAR MATTHEW D LAMAR BRAD E LAMB BRADLEY LAMB CHRISTOPHER EDWARD LAMB DALLEN JUSTIN LAMB JACOB H LAMB JAMES ARTHUR LAMB